Exhibit 99.1

inter pipeline | PEMBINA

Attention Shareholders:

Take Action. Vote Today.

The Boards of Inter Pipeline Ltd. and Pembina Pipeline Corporation have unanimously approved a strategic combination that creates significant growth, synergies and value-enhancement opportunities, underpinned by a strong dividend.

Both companies' shareholders are urged to support it by voting YES today.

JOINT MANAGEMENT INFORMATION CIRCULAR – JUNE 29, 2021

#VoteYes4Pembina

These materials are important and require your immediate attention. They require shareholders of Inter Pipeline Ltd. ("Inter Pipeline") and Pembina Pipeline Corporation ("Pembina") to make important decisions. If you are in doubt as to how to make such decisions or require assistance with voting your common shares of Inter Pipeline or common shares of Pembina or for shareholders of Inter Pipeline completing your letter of transmittal, please contact your financial, legal, tax or other professional advisors or Kingsdale Advisors, by: (A) telephone (i) for shareholders of Inter Pipeline, 1-877-659-1820 (North American Toll-Free Number), (ii) for shareholders of Pembina, 1-877-657-5859 (North American Toll-Free Number), or (iii) for shareholders of Inter Pipeline or, Pembina 416-867-2272 (Collect Calls outside North America); (B) email at contactus@kingsdaleadvisors.com; or (C) facsimile at (i) 1-866-545-5580 (Toll Free), or (ii) 416-867-2271. No securities regulatory authority in Canada or the United States has expressed an opinion about, or passed upon the fairness or merits of the transaction described in this document, the securities being offered pursuant to such transaction or the adequacy of the information contained in this document and it is an offense to claim otherwise.

TABLE OF CONTENTS

LETTER TO INTER PIPELINE SHAREHOLDERS	i
LETTER TO PEMBINA SHAREHOLDERS	vi
NOTICE OF ANNUAL AND SPECIAL MEETING OF IPL SHAREHOLDERS	xi
NOTICE OF SPECIAL MEETING OF PEMBINA SHAREHOLDERS	xiii
NOTICE OF APPLICATION	xv
INTER PIPELINE Q&A	xvii
PEMBINA Q&A	xxvii
GLOSSARY OF TERMS	1
CONVENTIONS	16
ABBREVIATIONS	16
JOINT INFORMATION CIRCULAR	17
FORWARD-LOOKING STATEMENTS AND INFORMATION	19
INFORMATION FOR BENEFICIAL HOLDERS	24
SUMMARY	26
THE ARRANGEMENT	40
EFFECT OF THE ARRANGEMENT	63
PROCEDURE FOR THE ARRANGEMENT TO BECOME EFFECTIVE	74
INTERESTS OF CERTAIN PERSONS OR COMPANIES IN THE ARRANGEMENT	81
LEGAL DEVELOPMENTS	84
DISSENT RIGHTS	84
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	86
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	91
ADDITIONAL TAX CONSIDERATIONS	96
PRO FORMA INFORMATION CONCERNING PEMBINA AFTER GIVING EFFECT TO THE ARRANGEMENT	96
TIMING	103
RISK FACTORS	103
INFORMATION CONCERNING INTER PIPELINE LTD	108
INFORMATION CONCERNING PEMBINA PIPELINE CORPORATION	108
MATTERS TO BE CONSIDERED AT THE IPL SHAREHOLDERS’ MEETING	108
MATTERS TO BE CONSIDERED AT THE PEMBINA SHAREHOLDERS’ MEETING	121
GENERAL PROXY MATTERS – INTER PIPELINE	122
GENERAL PROXY MATTERS – PEMBINA	126
QUESTIONS AND OTHER ASSISTANCE	129

ADDENDA

APPENDIX A	ARRANGEMENT RESOLUTION
APPENDIX B	PEMBINA COMMON SHARE ISSUANCE RESOLUTION
APPENDIX C	ARRANGEMENT AGREEMENT
APPENDIX D	INTERIM ORDER
APPENDIX E	IPL FAIRNESS OPINIONS
APPENDIX F	PEMBINA FAIRNESS OPINION
APPENDIX G	PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF PEMBINA PIPELINE CORPORATION
APPENDIX H	INFORMATION CONCERNING INTER PIPELINE LTD.
APPENDIX I	INFORMATION CONCERNING PEMBINA PIPELINE CORPORATION
APPENDIX J	SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

( i )

LETTER TO INTER PIPELINE SHAREHOLDERS

June 29, 2021

Dear Shareholders of Inter Pipeline:

You are invited to attend an annual and special meeting (the “IPL Shareholders’ Meeting”) of the holders (the “IPL Shareholders”) of common shares (“IPL Common Shares”) in the capital of Inter Pipeline Ltd. (“Inter Pipeline”, “we”, “us”, or “our”), to be held on Thursday July 29, 2021 at 10:00 a.m. (Calgary time) in a virtual-only format that will be conducted via live audio webcast accessible at https://web.lumiagm.com/419351825 and password “ip2021” (case sensitive).

At the IPL Shareholders’ Meeting, the IPL Shareholders will be asked to consider and vote on, among other matters, a special resolution approving the plan of arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta), involving the acquisition by Pembina Pipeline Corporation (“Pembina”) of all of the issued and outstanding IPL Common Shares, as more particularly described in the joint management information circular of Pembina and Inter Pipeline dated June 29, 2021 (the “Joint Information Circular”).

Please complete the enclosed form of proxy and submit it to Inter Pipeline’s transfer agent and registrar, Computershare Trust Company of Canada (“Computershare”), as soon as possible but not later than 10:00 a.m. (Calgary time) on July 27, 2021, or 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time of any adjournment or postponement of the IPL Shareholders’ Meeting (the “IPL Proxy Deadline”). Registered IPL Shareholders will be able to sign in to the IPL Shareholders’ Meeting using the 15-digit control number provided with the meeting materials and password “ip2021” (case sensitive).

Beneficial IPL Shareholders (being IPL Shareholders who hold their IPL Common Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) can appoint themselves or a proxyholder to participate in the virtual IPL Shareholders’ Meeting.

Registered IPL Shareholders who appoint a proxyholder, and beneficial IPL Shareholders who appoint themselves or a proxyholder to participate in the virtual IPL Shareholders’ Meeting, must also visit https://www.computershare.com/interpipeline to register their or their proxyholder’s name and email address so that, after the IPL Proxy Deadline, Computershare can send, via email, a username that will be required (with case-sensitive password “ip2021”) to log into the IPL Shareholders’ Meeting.

If you do not follow both of these steps, you or your proxyholder will only be able to enter the meeting as a guest.

Registered IPL Shareholders should also complete and return the enclosed Letter of Transmittal which, when properly completed and returned together with the certificate(s) or DRS Advice(s) representing IPL Common Shares and all other required documents, will enable each IPL Shareholder to obtain the consideration that the IPL Shareholder is entitled to receive under the Arrangement.

The Arrangement

Inter Pipeline and Pembina entered into an arrangement agreement dated May 31, 2021 (as supplemented, modified or amended, the “Arrangement Agreement”), which was unanimously approved by the respective boards of directors of Inter Pipeline and Pembina. Pursuant to the Arrangement Agreement and the accompanying Plan of Arrangement, Pembina will acquire all of the issued and outstanding IPL Common Shares if approved by not less than 66 2⁄3% of the votes cast by the IPL Shareholders at the IPL Shareholders’ Meeting and all of the other conditions to closing are satisfied or waived. IPL Shareholders will exchange their IPL Common Shares for common shares of Pembina (“Pembina Common Shares”) on the basis of 0.5 of a Pembina Common Share for each IPL Common Share (the “Consideration” or the “Exchange Ratio”).

Former IPL Shareholders are expected to own approximately 28% and current holders (the “Pembina Shareholders”) of Pembina Common Shares are expected to own approximately 72% of Pembina immediately after the completion of the Arrangement.

The Arrangement is currently anticipated to be completed late in the third quarter or early in the fourth quarter of 2021, subject to the satisfaction or waiver of all conditions precedent in the Arrangement Agreement, including receipt of all court, shareholder and regulatory approvals.

i

Reasons for and Benefits of the Arrangement

Pembina and Inter Pipeline expect that the Arrangement will create one of the largest energy infrastructure companies in Canada, with a pro forma enterprise value of approximately $53 billion and a diversified and integrated asset base that can support and grow an extensive value chain for natural gas, natural gas liquids and crude oil, from wellhead to end user. Furthermore, past and future investments by both companies are anticipated to help access new demand markets for the Western Canadian sedimentary basin, benefitting Pembina, its customers and the provinces of Alberta and British Columbia alike.

•

Integrated Asset Base. The majority of the combined asset base of Pembina and Inter Pipeline is already physically connected or presents the opportunity to be connected with relative ease in the future, which is expected to allow for operational integration, the potential to realize significant immediate synergies and enhanced customer service.

•

Expanded Customer Service Offerings. Customers are expected to benefit from lower costs through economies of scale, the conversion of their products into higher value materials, such as converting propane to polypropylene, and by gaining access to higher value markets both locally and globally.

•

Leading Integrated Condensate Delivery Solution in Western Canada. Pembina is the largest gatherer of condensate in the Western Canadian sedimentary basin through the Peace Pipeline and Drayton Valley Pipeline systems and one of two importers of condensate through the Cochin Pipeline system. Inter Pipeline is the leading deliverer of condensate to consuming regions through its multi-line condensate delivery system. By combining Pembina and Inter Pipeline’s complementary network of receipt and delivery pipelines, Pembina after giving effect to the Arrangement is expected to be able to offer a ‘one-stop-shop’ for integrated customers who wish to utilize the condensate they produce in one location of the Western Canadian sedimentary basin and connect it for use in another location.

•

Enhancing Value of the HPC Project. Combining the Heartland Petrochemical Complex project (the “HPC Project”) with Pembina’s propane infrastructure in Fort Saskatchewan, Alberta creates more supply optionality for the HPC Project, and Pembina expects that it will also improve the possibility of a second petrochemical facility, leveraging Pembina’s invested capital and Inter Pipeline’s experience.

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Meaningful Synergies Through Combination. The Arrangement is expected to result in meaningful synergies which are expected to come from lower general, administrative and operating costs and from commercial and product optimization.

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Readily Actionable Growth Projects. Following the closing of the Arrangement, Pembina expects to have visibility to approximately $450 million of new projects, which are readily actionable and uniquely available by combining Pembina and Inter Pipeline.

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Future Growth Opportunities. The combined asset base of Pembina and Inter Pipeline is expected to allow for the acceleration and de-risking of accretive investment opportunities across various value chains, allowing for deployment of capital into projects at attractive rates of return. These investments draw from Pembina’s and Inter Pipeline’s portfolios, with both the probability of success and the capital efficiency of the combined portfolio expected to be enhanced following completion of the Arrangement.

•	Enhanced Scale and Capabilities. Pembina expects to benefit from significantly enhanced cash flow generation and project development and funding capabilities.

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The Arrangement has a Greater Implied Value than the Current Brookfield Bid. Due to the strategic nature of the Arrangement, the intrinsic value of the Arrangement is expected to be in excess of the $19.45 per IPL Common Share initial headline value of the Arrangement as of the close of trading on May 31, 2021, and higher than the value of the unsolicited offer and take-over bid made on February 22, 2021 by Bison Acquisition Corp., an affiliate of Brookfield Infrastructure Partners L.P. and its affiliates (collectively, “Brookfield”), as varied, changed and extended, as applicable, on June 4, 2021 and on June 21, 2021 (the “Current Brookfield Bid”). While the valuation gap has since widened further in favour of the Arrangement as a result of short-term fluctuations in the stock price, Inter Pipeline’s assessment of the superiority of the Arrangement does not rely on such fluctuations.

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The Arrangement Supports an Immediate Increase in Dividends as well as Long-term Dividend Growth Potential in Pembina. Upon closing of the Arrangement, IPL Shareholders who retain Pembina Common Shares will benefit from an immediate 175% increase to their current monthly IPL Common Share dividend, as well as a further $0.01 per share increase to the monthly dividend which Pembina intends to implement following the successful commissioning and in-service date of the HPC Project. Furthermore, Pembina has a strong track record of consistent dividend increases and IPL Shareholders who retain Pembina Common Shares will have the opportunity to participate in future dividend growth. IPL Shareholders who elect to receive equity consideration under the Current Brookfield Bid would receive lower dividends than they would from Pembina following completion of the Arrangement.

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Pembina Common Shares have Highly Attractive Characteristics. Following the completion of the Arrangement, IPL Shareholders will become shareholders in one of the largest Canadian midstream companies. Pembina Common Shares historically have been, and following completion of the Arrangement are expected to continue to be, highly liquid securities. As a result, the Consideration provided in the Arrangement provides immediate liquidity to IPL Shareholders should they wish to monetize the Pembina Common Shares received. In addition, the Current Brookfield Bid could result in lower after-tax value received at closing than the tax-deferred Arrangement, depending on the IPL Shareholder’s tax basis in IPL Common Shares held and form of consideration received.

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The Arrangement was the Result of a Full and Fair Strategic Review Process and is Supported by all of Inter Pipeline’s Directors. The Arrangement was determined to be the preferred strategic alternative available to Inter Pipeline and the IPL Shareholders following the conclusion of the comprehensive review of strategic alternatives (the “Strategic Review”) to maximize IPL Shareholder value, which included a thorough market canvass of a broad range of potential alternatives to maximizing value for IPL Shareholders, as well as advice from TD Securities Inc. (“TD Securities”) and J.P. Morgan Securities Canada Inc. (“J.P. Morgan”) and its legal counsel. Brookfield was invited into the Strategic Review and was given multiple opportunities to put forward a “best and final” offer. After receiving Brookfield’s “best and final” offer worth $19.42 per IPL Common Share, an amount less than the initial headline value of the Arrangement as well as the intrinsic value of the Arrangement, the independent committee (the “IPL Special Committee”) of the board of directors of Inter Pipeline (the “IPL Board”) determined that Brookfield’s offer continued to be inferior to the Arrangement.

All of the directors and executive officers of Inter Pipeline have entered into the IPL Support Agreements (as defined below) with Pembina pursuant to which such directors and executive officers have agreed, subject to the terms and conditions contained therein, to vote in favour of the Arrangement.

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Provisions in the Arrangement Materially Reduce the Risk to Closing Due to Regulatory Matters. The Arrangement Agreement contains provisions which require Pembina to assume the risk of any regulatory delay or remedy under the Competition Act (Canada) and close the Arrangement in a timely manner. The Arrangement is currently expected to close late in the third quarter or early in the fourth quarter of 2021.

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TD Securities and J.P. Morgan have Provided Fairness Opinions in respect of the Arrangement. The IPL Board has received opinions from each of TD Securities and J.P. Morgan to the effect that, as of the dates thereof and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, that, in the case of TD Securities, the Consideration to be received by the IPL Shareholders pursuant to the Arrangement and, in the case of J.P. Morgan, the Exchange Ratio in the proposed Arrangement is fair, from a financial point of view, to the holders of IPL Common Shares.

For additional information with respect to these and other anticipated benefits of the Arrangement, see “The Arrangement – Reasons for and Benefits of the Arrangement” and “The Arrangement – Reasons for and Benefits of the Arrangement – Additional Reasons and Benefits for IPL Shareholders” in the Joint Information Circular.

Shareholder Votes

The Arrangement must be approved by not less than 66 2⁄3% of the votes cast by the IPL Shareholders present in person (virtually) or represented by proxy at the IPL Shareholders’ Meeting (the “Arrangement Resolution”).

In addition to the approval by the IPL Shareholders of the Arrangement Resolution, completion of the Arrangement is subject to and conditional upon, among other things: (a) the approval of the issuance of the Pembina Common Shares issuable pursuant to the Arrangement (the “Pembina Common Share Issuance Resolution”) by greater than 50% of the votes cast by the Pembina Shareholders present in person (virtually) or represented by proxy at a special meeting (the “Pembina Shareholders’ Meeting”) of Pembina Shareholders to be held on Thursday July 29, 2021 at 1:00 p.m. (Calgary time); (b) the approval of the Arrangement by the Court of Queen’s Bench of Alberta; (c) the conditional approval of the listing of the Pembina Common Shares to be issued pursuant to the Arrangement on the Toronto Stock Exchange and the approval, subject to official notice of issuance, of the listing of the Pembina Common Shares to be issued pursuant to the Arrangement on the New York Stock Exchange; and (d) the receipt of all other necessary regulatory approvals, including approval under the Competition Act (Canada), the Canada Transportation Act and the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

If the Arrangement Resolution is not approved by the IPL Shareholders at the IPL Shareholders’ Meeting, the Arrangement will not be completed. Similarly, if the Pembina Common Share Issuance Resolution is not approved by the Pembina Shareholders at the Pembina Shareholders’ Meeting, the Arrangement will not be completed.

IPL Support Agreements

All of the directors and executive officers of Inter Pipeline (the “Supporting IPL Shareholders”) have entered into agreements (the “IPL Support Agreements”) with Pembina to support the Arrangement. The Supporting IPL Shareholders collectively hold approximately 0.32% of the issued and outstanding IPL Common Shares and each Supporting IPL Shareholder has irrevocably agreed to, among other things, vote all of their IPL

Common Shares in favour of the Arrangement at the IPL Shareholders’ Meeting and to otherwise support the Arrangement, including an agreement not to tender (or agree to tender) any IPL Common Shares to the unsolicited take-over bid for the IPL Common Shares made by affiliates of Brookfield Infrastructure Partners L.P. (or any amendment thereto) or to any other take-over bid made for the IPL Common Shares.

IPL Fairness Opinions

TD Securities

TD Securities acted as financial advisor to Inter Pipeline and provided the IPL Board with its opinion (the “TD Fairness Opinion”) to the effect that, as of May 31, 2021, based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by IPL Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such IPL Shareholders. The full text of the written opinion of TD Securities setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the TD Fairness Opinion is contained in Appendix E to the Joint Information Circular. TD Securities provided its opinion solely for the information and assistance of the IPL Board in connection with its consideration of the Arrangement. The TD Fairness Opinion is not a recommendation as to how any IPL Shareholder should vote with respect to the Arrangement, or any other matter. The TD Fairness Opinion was one of a number of factors taken into consideration by the IPL Board in making its unanimous determination that the Arrangement is fair to IPL Shareholders, that the Arrangement and the entry into the Arrangement Agreement is in the best interests of Inter Pipeline and to unanimously recommend that the IPL Shareholders vote in favour of the Arrangement Resolution.

J.P. Morgan

J.P. Morgan acted as financial advisor to the IPL Special Committee and provided the IPL Board with its opinion (the “J.P. Morgan Fairness Opinion”) to the effect that, as of May 31, 2021, based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio in the Arrangement is fair, from a financial point of view, to the IPL Shareholders. The full text of the written opinion of J.P. Morgan setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the J.P. Morgan Fairness Opinion is contained in Appendix E to the Joint Information Circular. J.P. Morgan provided its opinion solely for the information and assistance of the IPL Board in connection with its consideration of the Arrangement. The J.P. Morgan Fairness Opinion is not a recommendation as to how any IPL Shareholder should vote with respect to the Arrangement, or any other matter. The J.P. Morgan Fairness Opinion was one of a number of factors taken into consideration by the IPL Board in making its unanimous determination that the Arrangement is fair to IPL Shareholders, the Arrangement and the entry into the Arrangement Agreement are in the best interests of Inter Pipeline and to unanimously recommend that the IPL Shareholders vote in favour of the Arrangement Resolution.

Recommendation

After consulting with TD Securities and J.P. Morgan, members of senior management and with Inter Pipeline’s legal, tax and other advisors, and after considering, among other things, the TD Fairness Opinion and the J.P. Morgan Fairness Opinion, and based upon the unanimous recommendation of the independent special committee of the IPL Board, the IPL Board unanimously determined: (a) that the Arrangement is fair to the IPL Shareholders; (b) that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Inter Pipeline; and (c) to unanimously recommend that the IPL Shareholders vote in favour of the Arrangement Resolution.

The Joint Information Circular contains a detailed description of the Arrangement, as well as detailed information regarding Inter Pipeline and Pembina and certain pro forma and other information about Pembina after giving effect to the Arrangement. It also includes certain risk factors relating to Inter Pipeline, Pembina, the Arrangement and Pembina after giving effect to the Arrangement. Please give this material your careful consideration and, if you require assistance, consult your financial, legal, tax or other professional advisors.

Due to the unprecedented public health impact of the novel coronavirus, also known as COVID-19, and in alignment with the recommendations of Canadian public health officials to cancel large public gatherings, the IPL Shareholders’ Meeting will be held in a virtual-only format conducted via live audio webcast online at https://web.lumiagm.com/419351825 (password “ip2021” (case sensitive)). The virtual-only format for the IPL Shareholders’ Meeting will help mitigate health and safety risks to the community, shareholders, employees and other stakeholders. At this website, IPL Shareholders and duly appointed proxyholders will be able to hear the meeting live, submit questions and vote their IPL Common Shares on all items of business while the IPL Shareholders’ Meeting is being held. While IPL Shareholders and duly appointed proxyholders will not be able to attend the IPL Shareholders’ Meeting in person, regardless of geographic location and ownership, they will have an equal opportunity to participate in the IPL Shareholders’ Meeting and vote on, among other matters, the Arrangement Resolution. Detailed instructions about how to participate in the IPL Shareholders’ Meeting can be found in the Notice of Annual and Special Meeting of IPL Shareholders and the Joint Information Circular.

Other Business

Further, as Inter Pipeline is required pursuant to applicable corporate laws and stock exchange rules to hold shareholders meetings on an annual basis to approve certain normal course annual business, at the IPL Shareholders’ Meeting, IPL Shareholders will also be asked to consider and vote upon: (a) electing nine directors of Inter Pipeline; (b) appointing Ernst & Young LLP, Chartered Professional Accountants, as the auditors of Inter Pipeline; and (c) voting on Inter Pipeline’s approach to executive compensation; further particulars of which are set forth in the accompanying Joint Information Circular.

Your vote is important to Inter Pipeline and we strongly encourage you to participate in the IPL Shareholders’ Meeting or submit the applicable enclosed form of proxy or voting instruction form. If you have any questions about any of the information or require assistance in completing your form of proxy or voting instruction form for your IPL Common Shares, as applicable, please contact your financial, legal, tax or other professional advisors, or Kingsdale Advisors at the contact details below.

IPL Supplemental Rights Plan

Inter Pipeline adopted a limited purpose supplemental shareholder rights protection plan on March 31, 2021, the terms and conditions of which are set out in the shareholder protection rights plan agreement between Inter Pipeline and Computershare Trust Company of Canada (the “Rights Agent”) made as of March 31, 2021 (the “IPL Supplemental Rights Plan”). The principal purpose of the IPL Supplemental Rights Plan was to support and facilitate the IPL Board’s comprehensive review of strategic alternatives (the “Strategic Review”) to maximize IPL Shareholder value. Consistent with this purpose, and with the Arrangement being determined to be the preferred strategic alternative available to Inter Pipeline and the IPL Shareholders following the conclusion of the Strategic Review, the IPL Board, on the recommendation of the special committee of independent directors of the IPL Board, determined to amend the IPL Supplemental Rights Plan to limit its duration to the termination of the IPL Shareholders’ Meeting after the vote on the Arrangement Resolution has taken place. This amendment ensures that the IPL Supplemental Rights Plan continues to serve only its intended purpose of supporting and facilitating the Strategic Review by preserving the ability of the IPL Shareholders to make a decision on the outcome of the Strategic Review through their vote on the Arrangement Resolution. As the IPL Supplemental Rights Plan, as so amended, will not continue beyond the termination of the IPL Shareholders’ Meeting, Inter Pipeline is not seeking confirmation of the IPL Supplemental Rights Plan by the IPL Shareholders at the IPL Shareholders’ Meeting. The terms and conditions of the amendment are set out in the amendment to shareholder protection rights plan agreement between Inter Pipeline and the Rights Agent made as of June 25, 2021, a copy of which is available on SEDAR at www.sedar.com.

IPL Shareholder Questions

If you are an IPL Shareholder and have any questions, need assistance in voting your IPL Common Shares, please contact your financial, legal or other professional advisors or Kingsdale Advisors for assistance. You can reach Kingsdale Advisors at 1-877-659-1820 (416-867-2272 for collect calls outside North America) or by e-mail at contactus@kingsdaleadvisors.com. For more information, please go to www.interpipeline.com.

On behalf of the Board of Directors of Inter Pipeline, we look forward to your participation at the IPL Shareholders’ Meeting.

Yours sincerely,

(signed) “Christian Bayle”

Christian Bayle
President and Chief Executive Officer
Inter Pipeline Ltd.

v

LETTER TO PEMBINA SHAREHOLDERS

June 29, 2021

Dear Shareholders of Pembina:

You are invited to attend a special meeting (the “Pembina Shareholders’ Meeting”) of the holders (the “Pembina Shareholders”) of common shares (“Pembina Common Shares”) in the capital of Pembina Pipeline Corporation (“Pembina”, “we”, “us”, or “our”), to be held on Thursday July 29, 2021 at 1:00 p.m. (Calgary time) in a virtual-only format that will be conducted via live audio webcast accessible at https://web.lumiagm.com/496603006 and password “pembina2021” (case sensitive).

Pembina and Inter Pipeline Ltd. (“Inter Pipeline” or “IPL”) entered into an arrangement agreement dated May 31, 2021 (as supplemented, modified or amended, the “Arrangement Agreement”), which was unanimously approved by the respective boards of directors of Pembina and Inter Pipeline. Pursuant to the Arrangement Agreement and the accompanying Plan of Arrangement (the “Arrangement”), Pembina will acquire all of the issued and outstanding common shares in the capital of Inter Pipeline (“IPL Common Shares”). Holders of IPL Common Shares (“IPL Shareholders”) will exchange their IPL Common Shares for Pembina Common Shares on the basis of 0.5 of a Pembina Common Share for each IPL Common Share (the “Consideration” or the “Exchange Ratio”). Current Pembina Shareholders are expected to own approximately 72% and former IPL Shareholders are expected to own approximately 28% of Pembina immediately after completion of the Arrangement. The Arrangement is currently anticipated to be completed late in the third quarter or early in the fourth quarter of 2021, subject to the satisfaction or waiver of all conditions precedent in the Arrangement Agreement, including receipt of all court, shareholder and regulatory approvals.

At the Pembina Shareholders’ Meeting, Pembina Shareholders will be asked to consider and vote on an ordinary resolution (the “Pembina Common Share Issuance Resolution”) approving the issuance of the Pembina Common Shares issuable pursuant to the Arrangement, the full text of which is set forth in Appendix B to the accompanying joint management information circular of Pembina and Inter Pipeline dated June 29, 2021 (the “Joint Information Circular”).

Please complete the enclosed form of proxy and submit it to Pembina’s transfer agent and registrar, Computershare Trust Company of Canada (“Computershare”), as soon as possible but not later than 1:00 p.m. (Calgary time) on July 27, 2021, or 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time of any adjournment or postponement of the Pembina Shareholders’ Meeting (the “Pembina Proxy Deadline”). Registered Pembina Shareholders will be able to sign in to the Pembina Shareholders’ Meeting using the 15-digit control number provided with the meeting materials and password “pembina2021” (case sensitive).

Beneficial Pembina Shareholders (being Pembina Shareholders who hold their Pembina Common Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) can appoint themselves or a proxyholder to participate in the virtual Pembina Shareholders’ Meeting.

Registered Pembina Shareholders who appoint a proxyholder, and beneficial Pembina Shareholders who appoint themselves or a proxyholder to participate in the virtual Pembina Shareholders’ Meeting, must also visit https://www.computershare.com/pembina to register their or their proxyholder’s name and email address so that, after the Pembina Proxy Deadline, Computershare can send, via email, a username that will be required (with case-sensitive password “ pembina2021”) to log into the Pembina Shareholders’ Meeting.

If you do not follow both of these steps, you or your proxyholder will only be able to enter the meeting as a guest.

Reasons for and Benefits of the Arrangement

Pembina and IPL expect that the Arrangement will create one of the largest energy infrastructure companies in Canada, with a pro forma enterprise value of approximately $53 billion and a diversified and integrated asset base that can support and grow an extensive value chain for natural gas, natural gas liquids and crude oil, from wellhead to end user. Furthermore, past and future investments by both companies are anticipated to help access new demand markets for the Western Canadian sedimentary basin, benefitting Pembina, its customers and the provinces of Alberta and British Columbia alike.

•

Integrated Asset Base. The majority of the combined asset base of Pembina and IPL is already physically connected or presents the opportunity to be connected with relative ease in the future, which is expected to allow for operational integration, the potential to realize significant immediate synergies and enhanced customer service.

•

Expanded Customer Service Offerings. Customers are expected to benefit from lower costs through economies of scale, the conversion of their products into higher value materials, such as converting propane to polypropylene, and by gaining access to higher value markets both locally and globally.

•

Leading Integrated Condensate Delivery Solution in Western Canada. Pembina is the largest gatherer of condensate in the Western Canadian sedimentary basin through the Peace Pipeline and Drayton Valley Pipeline systems and one of two importers of condensate through the Cochin Pipeline system. IPL is the leading deliverer of condensate to consuming regions through its multi-line condensate delivery system. By combining Pembina and IPL’s complementary network of receipt and delivery pipelines, Pembina after giving effect to the Arrangement is expected to be able to offer a ‘one-stop-shop’ for integrated customers who wish to utilize the condensate they produce in one location of the Western Canadian sedimentary basin and connect it for use in another location.

•

Enhancing Value of the Heartland Petrochemical Complex Project. Combining IPL’s Heartland Petrochemical Complex project (the “HPC Project”) with Pembina’s propane infrastructure in Fort Saskatchewan, Alberta creates more supply optionality for the HPC Project, and Pembina expects that it will also improve the possibility of a second petrochemical facility, leveraging Pembina’s invested capital and Inter Pipeline’s experience.

•

Expected Synergies. On a run-rate basis, pre-tax synergies are expected to average $150 to $200 million annually. Approximately $100 to $150 million of annual synergies are expected to come from lower general, administrative and operating costs, and are expected to be realized in the first year following completion of the Arrangement. The remaining $50 million of annual synergies are expected to come from commercial and product optimization, including optimization of Pembina’s Redwater Complex, and are expected to be realized in the second year following completion of the Arrangement.

•

Readily Actionable Growth Projects. Following the closing of the Arrangement, Pembina expects to have visibility to approximately $450 million of new projects, which are readily actionable and uniquely available by combining Pembina and IPL. Pembina expects the readily actionable growth projects resulting from the Arrangement to have the potential to generate approximately $100 million of incremental adjusted net income before total interest less capitalized interest, income taxes, depreciation and amortization (“adjusted EBITDA”). These opportunities include connecting IPL’s Cochrane Straddle Plant to Pembina’s Brazeau Pipeline system, enabling the propane-plus liquids stream to be transported and processed with Pembina’s infrastructure, and ultimately available to connect to the HPC Project. In addition, Pembina following completion of the Arrangement is expected to provide a critical scale supply of butane to support the development of a butane splitter in Fort Saskatchewan, Alberta. Longer-term, integration of an alkylation facility, capable of producing high-octane gasoline blendstock, is possible for Pembina following completion of the Arrangement.

•

Future Growth Opportunities. The combined asset base of Pembina and IPL is expected to allow for the acceleration and de-risking of accretive investment opportunities across various value chains, allowing for deployment of capital into projects at attractive rates of return. Following completion of the Arrangement, Pembina is expected to have visible and highly probable unsanctioned investment opportunities in excess of $6 billion, inclusive of the $450 million of readily actionable growth projects. These investments draw from Pembina’s and Inter Pipeline’s portfolios, with both the probability of success and the capital efficiency of the combined portfolio expected to be enhanced following completion of the Arrangement.

•

Enhanced Scale and Cash Flow Generation. Pembina expects to benefit from significantly enhanced cash flow generation and project development and funding capabilities. Pembina expects to have an estimated pro forma enterprise value of approximately $53 billion following completion of the Arrangement and expected annual adjusted cash flow from operating activities after dividends of $1.1 billion to $1.4 billion over the first three years following closing of the Arrangement.

•	Accretive Acquisition. The Arrangement is expected to result in meaningful accretion to Pembina’s adjusted cash flow per Pembina Common Share.

•

Increased Pembina Common Share Dividends. Pembina has announced that it intends to increase its monthly dividend rate in respect of the Pembina Common Shares to $0.22 per Pembina Common Share following completion of the Arrangement. In addition, subject to the successful commissioning and in-service date of the HPC Project, Pembina has announced that it intends to increase its monthly dividend rate in respect of the Pembina Common Shares to $0.23 per Pembina Common Share.

•

Adheres to and Maintains or Enhances Pembina’s ‘Financial Guardrails’. The Arrangement adheres to Pembina’s financial guardrails, noting that the HPC Project is expected to represent less than 10% of Pembina’s adjusted EBITDA following completion of the Arrangement, once the HPC Project is in full service. The share-for-share exchange will maintain Pembina’s strong balance sheet, with pro forma adjusted funds from operations-to-adjusted debt under rating agency methodology of approximately 17% to 19% over the next three years.

Further, the Arrangement is expected to maintain or enhance each of Pembina’s ‘financial guardrails’, which include (a) a minimum of 80% of Pembina’s adjusted EBITDA will be derived from fee-based arrangements, (b) Pembina’s dividend will be fully funded by fee-

based arrangements supporting 100% of general and administrative and net finance costs, and a proportionate burden for income taxes, (c) a minimum of 75% of Pembina’s counterparty exposure shall be from investment grade rated counterparties, including security provided by investment grade rated, third party entities and (d) maintaining a strong ‘BBB’ credit rating.

•

Underpinned by Long Lived Resource: In 2020, approximately 69% of IPL funds from operations was derived in its Oil Sands Transportation segment. This business is underpinned by long-lived resource from predominantly investment grade counterparties. The long-lived nature of the assets and the contracts of the Oil Sands Transportation business are expected to enhance the long-term stability of Pembina’s earnings profile.

•

Investing in a Sustainable Future. Pembina and IPL each have strong environmental, social and governance track records and share a commitment to building sustainable businesses that deliver benefits to all stakeholders. Following completion of the Arrangement, Pembina is expected to have greater capacity and a broader portfolio of opportunities to pursue ESG-related investments, including those that reduce emissions intensity and support the transition to a lower carbon economy, such as, in the near-term, those related to co-generation and the use of renewable power and future potential investments related to hydrogen, carbon capture, utilization and storage, and liquefied natural gas.

•

Enhanced Innovation. Completion of the Arrangement is expected to allow Pembina to accelerate the development of the recently announced Alberta Carbon Grid, a carbon transportation and sequestration system which, when fully constructed, is expected to be capable of transporting more than 20 million tonnes of CO2 annually, helping Alberta-based industries to effectively manage their emissions and contributing positively to Alberta’s lower-carbon economy.

•

Pembina Fairness Opinion. Scotia Capital Inc. (“Scotia Capital”) provided an opinion to the board of directors of Pembina (the “Pembina Board”) to the effect that, as of May 31, 2021, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by Pembina pursuant to the Arrangement is fair, from a financial point of view, to Pembina.

For additional information with respect to these and other anticipated benefits of the Arrangement, see “The Arrangement – Reasons for and Benefits of the Arrangement” and “The Arrangement – Reasons for and Benefits of the Arrangement – Additional Reasons and Benefits for Pembina Shareholders” in the Joint Information Circular.

Shareholder Votes

The Pembina Common Share Issuance Resolution must be approved by greater than 50% of the votes cast by the Pembina Shareholders present in person (virtually) or represented by proxy at the Pembina Shareholders’ Meeting.

In addition to the approval by the Pembina Shareholders of the Pembina Common Share Issuance Resolution, completion of the Arrangement is subject to and conditional upon, among other things: (a) the approval of the Arrangement (the “Arrangement Resolution”) by not less than 66 2⁄3% of the votes cast by the IPL Shareholders present in person (virtually) or represented by proxy at an annual and special meeting (the “IPL Shareholders’ Meeting”) of IPL Shareholders to be held on Thursday July 29, 2021 at 10:00 a.m. (Calgary time); (b) the approval of the Arrangement by the Court of Queen’s Bench of Alberta; (c) the conditional approval of the listing of the Pembina Common Shares to be issued pursuant to the Arrangement on the Toronto Stock Exchange and the approval, subject to official notice of issuance, of the listing of the Pembina Common Shares to be issued pursuant to the Arrangement on the New York Stock Exchange; and (d) the receipt of all other necessary regulatory approvals, including approval under the Competition Act (Canada), the Canada Transportation Act and the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

If the Arrangement Resolution is not approved by the IPL Shareholders at the IPL Shareholders’ Meeting, the Arrangement will not be completed. Similarly, if the Pembina Common Share Issuance Resolution is not approved by the Pembina Shareholders at the Pembina Shareholders’ Meeting, the Arrangement will not be completed.

IPL Support Agreements

All of the directors and executive officers of Inter Pipeline (the “Supporting IPL Shareholders”) have entered into agreements with Pembina to support the Arrangement. The Supporting IPL Shareholders collectively hold approximately 0.32% of the issued and outstanding IPL Common Shares and each Supporting IPL Shareholder has irrevocably agreed to, among other things, vote all of their IPL Common Shares in favour of the Arrangement at the IPL Shareholders’ Meeting and to otherwise support the Arrangement, including an agreement not to tender (or agree to tender) any IPL Common Shares to the unsolicited take-over bid for the IPL Common Shares made by affiliates of Brookfield Infrastructure Partners L.P. (or any amendment thereto) or to any other take-over bid made for the IPL Common Shares.

Pembina Fairness Opinion

Scotia Capital acted as financial advisor to Pembina in connection with the Arrangement and has provided the Pembina Board with its opinion (the “Pembina Fairness Opinion”) to the effect that, as of May 31, 2021, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by Pembina pursuant to the Arrangement is fair, from a financial point of view, to Pembina. The full text of the written opinion of Scotia Capital, which sets forth, among other things, the assumptions made, procedures followed, information reviewed, matters considered and limitations and qualifications on the scope of review undertaken in connection with rendering the Pembina Fairness Opinion, is contained in Appendix F to the Joint Information Circular and should be read carefully and in its entirety.

Scotia Capital provided its opinion solely for the information and assistance of the Pembina Board in connection with its consideration of the Arrangement and the opinion is subject to the assumption, limitations and qualifications contained therein. The Pembina Fairness Opinion is not a recommendation as to how any Pembina Shareholder should vote or act with respect to the Arrangement or its Pembina Common Shares. The Pembina Fairness Opinion was one of a number of factors taken into consideration by the Pembina Board in making its unanimous determination that the Arrangement is fair to the Pembina Shareholders, that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Pembina and to unanimously recommend that the Pembina Shareholders vote in favour of the Pembina Common Share Issuance Resolution.

Recommendation

After consulting with Pembina’s senior management and with its financial, legal, tax and other advisors, and after considering, among other things, the Pembina Fairness Opinion, the Pembina Board unanimously determined: (a) that the Arrangement is fair to the Pembina Shareholders; (b) that the Arrangement and entry into the Arrangement Agreement are in the best interests of Pembina; and (c) to unanimously recommend that the Pembina Shareholders vote in favour of the Pembina Common Share Issuance Resolution.

The Joint Information Circular contains a detailed description of the Arrangement, as well as detailed information regarding Pembina and Inter Pipeline and certain pro forma and other information about Pembina after giving effect to the Arrangement. It also includes certain risk factors relating to Pembina, Inter Pipeline, the Arrangement and Pembina after giving effect to the Arrangement. Please give this material your careful consideration and, if you require assistance, consult your financial, legal, tax or other professional advisors.

Due to the unprecedented public health impact of the novel coronavirus, also known as COVID-19, and in alignment with the recommendations of Canadian public health officials to cancel large public gatherings, the Pembina Shareholders’ Meeting will be held in a virtual-only format conducted via live audio webcast online at https://web.lumiagm.com/496603006 (password “pembina2021” (case sensitive)). The virtual-only format for the Pembina Shareholders’ Meeting will help mitigate health and safety risks to the community, shareholders, employees and other stakeholders. At this website, Pembina Shareholders and duly appointed proxyholders will be able to hear the meeting live, submit questions and vote their Pembina Common Shares on all items of business while the Pembina Shareholders’ Meeting is being held. While Pembina Shareholders and duly appointed proxyholders will not be able to attend the Pembina Shareholders’ Meeting in person, regardless of geographic location and ownership, they will have an equal opportunity to participate in the Pembina Shareholders’ Meeting and vote on the Pembina Common Share Issuance Resolution. Detailed instructions about how to participate in the Pembina Shareholders’ Meeting can be found in the Notice of Special Meeting of Pembina Shareholders and the Joint Information Circular.

Your vote is important to Pembina and we strongly encourage you to participate in the Pembina Shareholders’ Meeting or submit the enclosed form of proxy or voting instruction form, as applicable. If you have any questions about any of the information or require assistance in completing your form of proxy or voting instruction form for your Pembina Common Shares, as applicable, please contact your financial, legal, tax or other professional advisors, or Kingsdale Advisors at the contact details below.

Pembina Shareholder Questions

If you are a Pembina Shareholder and have any questions or need assistance in voting your Pembina Common Shares, please contact your financial, legal or other professional advisors or Kingsdale Advisors for assistance. You can reach Kingsdale Advisors at 1-877-657-5859 (416-867-2272 for collect calls outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

On behalf of the Board of Directors of Pembina, we are very excited about this opportunity to combine Pembina and Inter Pipeline and create one of the largest infrastructure companies in Canada, with vast potential to further benefit all of our collective stakeholders. The Arrangement is a synergistic merger of complementary assets that is expected to lead to opportunities for significant expansion, customer benefits, material efficiencies and enhanced valuation. Our record has shown that we are deliberate and thoughtful in our growth, dedicated to superior operations and a preferred partner to communities. We look forward to your support for the Arrangement and the benefits it is expected to have for our shareholders and stakeholders today and over the long-term. We look forward to your participation at the Pembina Shareholders’ Meeting.

Yours sincerely,

(signed) “Michael Dilger”

Michael Dilger
President & Chief Executive Officer
Pembina Pipeline Corporation

x

NOTICE OF ANNUAL AND SPECIAL MEETING OF IPL SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “IPL Shareholders’ Meeting”) of the holders (“IPL Shareholders”) of common shares (“IPL Common Shares”) of Inter Pipeline Ltd. (“Inter Pipeline”) will be held at 10:00 a.m. (Calgary time) on Thursday, July 29, 2021 in a virtual-only format that will be conducted via live webcast accessible online at https://web.lumiagm.com/419351825 for the following purposes:

1.

to consider, pursuant to an interim order (the “Interim Order”) of the Court of Queen’s Bench of Alberta dated June 29, 2021, and, if deemed advisable, to approve, with or without variation, a special resolution of the IPL Shareholders (the “Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying joint management information circular dated June 29, 2021 (the “Joint Information Circular”), to approve a plan of arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) (the “ABCA”) involving Inter Pipeline, IPL Shareholders and Pembina Pipeline Corporation (“Pembina”), whereby, among other things, Pembina will acquire all of the issued and outstanding IPL Common Shares, as more particularly described in the Joint Information Circular;

2.	to receive Inter Pipeline’s consolidated financial statements as at and for the year ended December 31, 2020, together with the report of the auditors thereon;

3.	to elect nine directors to the board of directors of Inter Pipeline;

4.	to appoint Ernst & Young LLP, Chartered Professional Accountants, as the auditors of Inter Pipeline;

5.	to vote on Inter Pipeline’s approach to executive compensation; and

6.	to transact such further and other business as may properly be brought before the IPL Shareholders’ Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters to be put before the IPL Shareholders’ Meeting are set forth in the Joint Information Circular.

The Board of Directors of Inter Pipeline unanimously recommends that IPL Shareholders vote FOR the Arrangement Resolution. It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the IPL Shareholders’ Meeting. If the Arrangement Resolution is not approved by the IPL Shareholders, the Arrangement cannot be completed.

The full text of the amended plan of arrangement (the “Plan of Arrangement”) implementing the Arrangement is attached as Schedule A to Appendix C to the Joint Information Circular. The Interim Order is attached as Appendix D to the Joint Information Circular.

Each IPL Common Share entitled to be voted in respect of the Arrangement Resolution will entitle the holder to one vote at the IPL Shareholders’ Meeting with respect to such resolution. The Arrangement Resolution must be approved by not less than 66 2⁄3% of the votes cast by the IPL Shareholders present in person (virtually) or represented by proxy at the IPL Shareholders’ Meeting.

The record date (the “IPL Record Date”) for determining the IPL Shareholders entitled to receive notice of and to vote at the IPL Shareholders’ Meeting is the close of business on June 16, 2021. IPL Shareholders, whose names have been entered in the register of holders of IPL Common Shares on the close of business on the IPL Record Date will be entitled to receive notice of and to vote at the IPL Shareholders’ Meeting. If an IPL Shareholder transfers IPL Common Shares after the Inter Pipeline Record Date and the transferee of those IPL Common Shares, having produced properly endorsed certificates evidencing such IPL Common Shares or having otherwise established that the transferee owns such IPL Common Shares, demands, at least ten days before the IPL Shareholders’ Meeting and otherwise satisfies the requirements of section 137(2) of the ABCA, that the transferee’s name be included in the list of IPL Shareholders entitled to vote at the IPL Shareholders’ Meeting, in accordance with the ABCA, the by-laws of Inter Pipeline and any agreement between Inter Pipeline and such transferee, such transferee shall be entitled to vote such IPL Common Shares at the IPL Shareholders’ Meeting.

Due to the unprecedented public health impact of the novel coronavirus, also known as COVID-19, and in alignment with the recommendations of Canadian public health officials to cancel large public gatherings, the IPL Shareholders’ Meeting will be held in a virtual-only format conducted via live webcast in order to help mitigate health and safety risks to the community, shareholders, employees and other stakeholders. Inter Pipeline’s directors and management believe this format will provide IPL Shareholders a safer opportunity to attend the IPL Shareholders’ Meeting given ongoing restrictions on travel and public gatherings as well as health concerns. While IPL Shareholders and duly appointed proxyholders will not be able to attend the IPL Shareholders’ Meeting in person, regardless of geographic location and ownership, they will have an equal opportunity to participate in the IPL Shareholders’ Meeting and vote on the applicable resolutions.

Registered IPL Shareholders may attend the IPL Shareholders’ Meeting in person (virtually) or may be represented by proxy. IPL Shareholders who are unable to attend the IPL Shareholders’ Meeting or any adjournments or postponements thereof in person (virtually) are requested to date, sign and return the accompanying form of proxy for use at the IPL Shareholders’ Meeting or any adjournment or postponement thereof. To be effective, the applicable enclosed form of proxy must be dated, signed and deposited with Inter Pipeline’s registrar and transfer agent, Computershare Trust Company of Canada: (a) by mail, using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, 8th Floor North Tower, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (b) by facsimile at 1-866-249-7775; or (c) through the internet at https://www.investorvote.com, no later than: 10:00 a.m. (Calgary time) on July 27, 2021 or, if the IPL Shareholders’ Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in Alberta) before the beginning of any adjourned or postponed IPL Shareholders’ Meeting. The time limit for the deposit of proxies may be waived or extended by the Chair of the IPL Shareholders’ Meeting at his or her discretion without notice. To vote through the internet you will require your 15-digit control number found on your proxy form.

If an IPL Shareholder receives more than one form of proxy because such holder owns IPL Common Shares registered in different names or addresses, each form of proxy should be completed and returned.

A proxyholder has discretion under the accompanying form of proxy in respect of amendments or variations to matters identified in this Notice and with respect to other matters which may properly come before the IPL Shareholders’ Meeting, or any adjournment or postponement thereof. As of the date hereof, management of Inter Pipeline knows of no amendments, variations or other matters to come before the IPL Shareholders’ Meeting other than the matters set forth in this Notice. IPL Shareholders who are planning to return the form of proxy are encouraged to review the Joint Information Circular carefully before submitting the proxy form.

Directors, officers and employees of, or advisors to Inter Pipeline may solicit proxies by personal interviews, telephone or other means of communication. In addition, Inter Pipeline has engaged Kingsdale Advisors as its strategic shareholder advisor and proxy solicitation and information agent to assist management of Inter Pipeline with, among other things, the solicitation of proxies from IPL Shareholders.

It is the intention of the persons named in the applicable enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote in favour of the Arrangement Resolution and each of the other matters to be brought before the IPL Shareholders’ Meeting.

Pursuant to the Interim Order, registered holders of IPL Common Shares have been granted the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their IPL Common Shares in accordance with the provisions of section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement. The right of an IPL Shareholder to dissent is more particularly described in the Joint Information Circular and in the Interim Order and the text of section 191 of the ABCA, which are set forth in Appendices D and J, respectively, to the accompanying Joint Information Circular. To exercise such right to dissent, a dissenting IPL Shareholder must send to Inter Pipeline, c/o Burnet, Duckworth & Palmer LLP, 2400 525 8th Avenue S.W., Calgary, AB T2P 1G1, Attention: Jeffrey Sharpe, a written objection to the Arrangement Resolution, which written objection must be received by 4:00 p.m. (Calgary time) on July 26, 2021 or the fifth business day immediately preceding the date of any adjournment or postponement of the IPL Shareholders’ Meeting, as applicable.

Failure to strictly comply with the requirements set forth in section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent. Persons who are beneficial owners of IPL Common Shares registered in the name of a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such IPL Common Shares are entitled to dissent. Accordingly, a beneficial owner of IPL Common Shares desiring to exercise the right of dissent must make arrangements for the IPL Common Shares beneficially owned by such holder to be registered in the holder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by Inter Pipeline or, alternatively, make arrangements for the registered holder of such IPL Common Shares to dissent on behalf of the beneficial holder. It is strongly recommended that any IPL Shareholders wishing to dissent seek independent legal advice.

Dated at Calgary, Alberta, this 29th day of June, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF INTER
PIPELINE LTD.

(signed) “Christian Bayle”

Christian Bayle
President and Chief Executive Officer
Inter Pipeline Ltd.

NOTICE OF SPECIAL MEETING OF PEMBINA SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Pembina Shareholders’ Meeting”) of the holders (“Pembina Shareholders”) of common shares (“Pembina Common Shares”) of Pembina Pipeline Corporation (“Pembina”) will be held at 1:00 p.m. (Calgary time) on Thursday, July 29, 2021 in a virtual-only format that will be conducted via live webcast accessible online at https://web.lumiagm.com/496603006 for the following purposes:

1.

to consider and, if deemed advisable, to approve, with or without variation, an ordinary resolution (the “Pembina Common Share Issuance Resolution”), the full text of which is set forth in Appendix B to the accompanying joint management information circular dated June 29, 2021 (the “Joint Information Circular”), to approve and authorize the issuance of such number of Pembina Common Shares to allow Pembina to meet its obligations under the Arrangement Agreement (as defined below) pursuant to a plan of arrangement under section 193 of the Business Corporations Act (Alberta) (the “ABCA”) involving Inter Pipeline Ltd. (“Inter Pipeline”), the holders of the common shares of Inter Pipeline, and Pembina, pursuant to the terms of an arrangement agreement dated May 31, 2021 (as supplemented, modified or amended, the “Arrangement Agreement”) between Pembina and Inter Pipeline, all as more particularly described in the Joint Information Circular; and

2.	to transact such further and other business as may properly be brought before the Pembina Shareholders’ Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters to be put before the Pembina Shareholders’ Meeting are set forth in the Joint Information Circular.

The Board of Directors of Pembina unanimously recommends that Pembina Shareholders vote FOR the Pembina Common Share Issuance Resolution. It is a condition to the completion of the Arrangement that the Pembina Common Share Issuance Resolution be approved at the Pembina Shareholders’ Meeting. If the Pembina Common Share Issuance Resolution is not approved by the Pembina Shareholders, the Arrangement cannot be completed.

Each Pembina Common Share entitled to be voted in respect of the Pembina Common Share Issuance Resolution will entitle the holder to one vote at the Pembina Shareholders’ Meeting. The Pembina Common Share Issuance Resolution must be approved by greater than 50% of the votes cast by the Pembina Shareholders present in person (virtually) or represented by proxy at the Pembina Shareholders’ Meeting.

The record date (the “Pembina Record Date”) for determining the Pembina Shareholders entitled to receive notice of and to vote at the Pembina Shareholders’ Meeting is the close of business on June 28, 2021. Pembina Shareholders whose names have been entered in the register of holders of Pembina Common Shares at the close of business on the Pembina Record Date will be entitled to receive notice of and to vote at the Pembina Shareholders’ Meeting. If a Pembina Shareholder transfers Pembina Common Shares after the Pembina Record Date and the transferee of those Pembina Common Shares, having produced properly endorsed certificates evidencing such Pembina Common Shares or having otherwise established that the transferee owns such Pembina Common Shares, demands, at least two days before the Pembina Shareholders’ Meeting, that the transferee’s name be included in the list of Pembina Shareholders entitled to vote at the Pembina Shareholders’ Meeting and otherwise satisfies the requirements of section 137(2) of the ABCA, in accordance with the ABCA and the by-laws of Pembina, such transferee shall be entitled to vote such Pembina Common Shares on the Pembina Common Share Issuance Resolution at the Pembina Shareholders’ Meeting.

Due to the unprecedented public health impact of the novel coronavirus, also known as COVID-19, and in alignment with the recommendations of Canadian public health officials to cancel large public gatherings, the Pembina Shareholders’ Meeting will be held in a virtual-only format conducted via live webcast in order to help mitigate health and safety risks to the community, shareholders, employees and other stakeholders. Pembina’s directors and management believe this format will provide Pembina Shareholders a safer opportunity to attend the Pembina Shareholders’ Meeting given ongoing restrictions on travel and public gatherings as well as health concerns. While Pembina Shareholders and duly appointed proxyholders will not be able to attend the Pembina Shareholders’ Meeting in person, regardless of geographic location and ownership, they will have an equal opportunity to participate in the Pembina Shareholders’ Meeting and vote on the Pembina Common Share Issuance Resolution.

Registered Pembina Shareholders may attend the Pembina Shareholders’ Meeting in person (virtually) or may be represented by proxy. Pembina Shareholders who are unable to attend the Pembina Shareholders’ Meeting or any adjournments or postponements thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Pembina Shareholders’ Meeting or any adjournment or postponement thereof. To be effective, the enclosed form of proxy must be dated, signed and deposited with Pembina’s registrar and transfer agent, Computershare Trust Company of Canada: (a) by mail, using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, 8th Floor North Tower, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (b) by facsimile at 1-866-249-7775; or (c)

through the internet at https://www.investorvote.com, no later than 1:00 p.m. (Calgary time) on July 27, 2021 or, if the Pembina Shareholders’ Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in Alberta) before the beginning of any adjourned or postponed Pembina Shareholders’ Meeting. The time limit for the deposit of proxies may be waived or extended by the Chair of the Pembina Shareholders’ Meeting at his or her discretion without notice. To vote through the internet you will require your 15-digit control number found on your proxy form.

If a Pembina Shareholder receives more than one form of proxy because such holder owns Pembina Common Shares registered in different names or addresses, each form of proxy should be completed and returned.

A proxyholder has discretion under the accompanying form of proxy in respect of amendments or variations to matters identified in this Notice and with respect to other matters which may properly come before the Pembina Shareholders’ Meeting, or any adjournment or postponement thereof. As of the date hereof, management of Pembina knows of no amendments, variations or other matters to come before the Pembina Shareholders’ Meeting other than the matters set forth in this Notice. Pembina Shareholders who are planning to return the form of proxy are encouraged to review the Joint Information Circular carefully before submitting the proxy form.

Directors, officers and employees of, or advisors to Pembina may solicit proxies by personal interviews, telephone or other means of communication. In addition, Pembina has engaged Kingsdale Advisors as its strategic shareholder advisor and proxy solicitation agent to assist management of Pembina with, among other things, the solicitation of proxies from Pembina Shareholders.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote in favour of the Pembina Common Share Issuance Resolution.

Dated at Calgary, Alberta, this 29th day of June, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF PEMBINA
PIPELINE CORPORATION

(signed) “Michael Dilger”

Michael Dilger
President & Chief Executive Officer
Pembina Pipeline Corporation

Court File No. 2101 07490

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT,

R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING INTER PIPELINE LTD., PEMBINA PIPELINE CORPORATION

AND SHAREHOLDERS OF INTER PIPELINE LTD.

NOTICE OF APPLICATION

NOTICE IS HEREBY GIVEN that an originating application (the “Application”) has been filed with the Court of Queen’s Bench of Alberta, Judicial Centre of Calgary (the “Court”) on behalf of Inter Pipeline Ltd. (“Inter Pipeline”) with respect to a proposed arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta), as amended (the “ABCA”), involving Inter Pipeline, the holders of common shares of Inter Pipeline (the “IPL Shareholders”) and Pembina Pipeline Corporation (“Pembina”), which Arrangement is described in greater detail in the joint management information circular of Inter Pipeline and Pembina dated June 29, 2021 accompanying this Notice of Application. At the hearing of the Application, Inter Pipeline intends to seek:

1.

a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the IPL Shareholders and other affected persons, both from a substantive and procedural perspective;

2.	an order approving the Arrangement pursuant to the provisions of section 193 of the ABCA and pursuant to the terms and conditions of the Arrangement Agreement;

3.

a declaration that the Arrangement will, upon the filing of Articles of Arrangement under the ABCA and the issuance of the proof of filing of Articles of Arrangement under the ABCA, be effective under the ABCA in accordance with its terms and will be binding on and after the Effective Date, as defined in the Arrangement Agreement; and

4.	such other and further orders, declarations or directions as the Court may deem just,

(collectively, the “Final Order”).

AND NOTICE IS FURTHER GIVEN that the said Application is directed to be heard before a Justice of the Court, at the Court of Queen’s Bench of Alberta, 601 – 5th Street S.W., Calgary, Alberta, or via video conference if necessary, on July 30, 2021 at 1:30 p.m. (Calgary time) or as soon thereafter as counsel may be heard. Any (a) IPL Shareholder or (b) other interested party desiring to support or oppose the Application may appear at the time of the hearing in person (virtually) or by counsel provided such IPL Shareholder or other interested party files with the Court and serves upon Inter Pipeline on or before 4:00 p.m. (Calgary time) on July 20, 2021, a notice of intention to appear in accordance with the Alberta Rules of Court (the “Notice of Intention to Appear”) setting out such IPL Shareholder’s or interested party’s address for service and, if applicable, indicating whether such IPL Shareholder or interested party intends to support or oppose the Application or make submissions together with a summary of the position such person intends to advocate before the Court and any evidence or materials that are to be presented to the Court. Service on Inter Pipeline is to be effected by delivery to its solicitors at the address set forth below.

AND NOTICE IS FURTHER GIVEN that, at the hearing and subject to the foregoing, IPL Shareholders and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not attend, either in person (virtually) or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve the Arrangement subject to such terms and conditions as the Court may deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that the Court, by the interim order (the “Interim Order”) of the Court dated June 29, 2021, has given directions as to the calling and holding of a special meeting of the IPL Shareholders for the purposes of such IPL Shareholders voting upon a special resolution to approve the Arrangement and, in particular, has directed that registered IPL Shareholders have the right to dissent under the provisions of section 191 of the ABCA, as modified by the terms of the Interim Order and the Plan of Arrangement, in respect of the Arrangement.

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Plan of Arrangement will, if granted, constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to section 3(a)(10) thereof with respect to the issuance of common shares of Pembina to IPL Shareholders pursuant to the Plan of Arrangement.

AND NOTICE IS FURTHER GIVEN that further notice in respect of these proceedings will only be given to those persons who have filed a Notice of Intention to Appear.

AND NOTICE IS FURTHER GIVEN that a copy of the said Application and other documents in the proceedings will be furnished to any IPL Shareholder or other interested party requesting the same by the under-mentioned solicitors for Inter Pipeline upon written request delivered to such solicitors as follows:

Solicitors for Inter Pipeline:

Burnet, Duckworth & Palmer LLP 2400, 525 – 8th Avenue S.W.
Calgary, Alberta T2P 1G1

Facsimile Number: (403) 260-0322
Attention: Jeffrey Sharpe

DATED at the City of Calgary, in the Province of Alberta, this 29th day of June, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF INTER PIPELINE LTD.

(signed) “Christian Bayle”

Christian Bayle
President and Chief Executive Officer
Inter Pipeline Ltd.

INTER PIPELINE Q&A

IPL SHAREHOLDERS – QUESTIONS AND ANSWERS

ABOUT THE ARRANGEMENT AND THE IPL SHAREHOLDERS’ MEETING

The following is intended to address certain key questions concerning the Arrangement and the IPL Shareholders’ Meeting. The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference in this Joint Information Circular, including the Appendices hereto, all of which are important and should be reviewed carefully. Capitalized terms used but not otherwise defined in this “IPL Shareholders – Questions and Answers About the Arrangement and the IPL Shareholders’ Meeting” have the meanings set forth under the heading “Glossary of Terms”.

Q:	Why did I receive this Joint Information Circular?

A:

You received this Joint Information Circular because you are an IPL Shareholder who will be asked at the IPL Shareholders’ Meeting to approve, among other things, the Arrangement involving Inter Pipeline and Pembina.

Q:	What is the Arrangement?

A:

On May 31, 2021, Inter Pipeline and Pembina agreed to the terms and conditions of the Arrangement Agreement. Pursuant to the Arrangement Agreement, Pembina has agreed to acquire all of the issued and outstanding IPL Common Shares under a court-approved Plan of Arrangement in accordance with the provisions of the ABCA. If completed, the Arrangement will result in Pembina acquiring all of the IPL Common Shares. Pursuant to the Arrangement, all of the IPL Common Shares held by each IPL Shareholder will be exchanged for Pembina Common Shares such that each IPL Shareholder will receive 0.5 of a Pembina Common Share for each IPL Common Share held by the holder.

Current IPL Shareholders are expected to own approximately 28% and current Pembina Shareholders are expected to own approximately 72% of Pembina immediately after completion of the Arrangement.

Q:	Does the IPL Board support the Arrangement?

A:

Yes. After consulting with the IPL Financial Advisors, members of senior management and with Inter Pipeline’s legal, tax, and other advisors, and after considering, among other things, the TD Fairness Opinion and the J.P. Morgan Fairness Opinion, and based upon the unanimous recommendation of the IPL Special Committee, the IPL Board unanimously determined: (a) that the Arrangement is fair to the IPL Shareholders; (b) that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Inter Pipeline; and (c) to unanimously recommend that the IPL Shareholders vote in favour of the Arrangement Resolution.

THE IPL BOARD UNANIMOUSLY RECOMMENDS THAT IPL SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION.

See “The Arrangement – Recommendation of the IPL Board”, “The Arrangement – Reasons for and Benefits of the Arrangement” and “The Arrangement – Reasons for and Benefits of the Arrangement – Additional Reasons and Benefits for IPL Shareholders”. The full text of the Arrangement Resolution is set forth in Appendix A to this Joint Information Circular.

Q:	Why is the Arrangement superior to the Brookfield bid or other alternatives?

A:

Management of Inter Pipeline and Pembina anticipate that the Arrangement will create one of the largest energy infrastructure companies in Canada, with a pro forma enterprise value of $53 billion and a diversified and integrated asset base that can support and grow an extensive value chain for natural gas, natural gas liquids and crude oil, from wellhead to end user. Furthermore, past and future investments by both companies are anticipated to help access new demand markets for the WCSB, benefitting Pembina, its customers and the provinces of Alberta and British Columbia alike. The following are some, but not all, of the expected long-term benefits of the Arrangement to IPL Shareholders:

•

Integrated Asset Base. The majority of the combined asset base of Pembina and Inter Pipeline is already physically connected or presents the opportunity to be connected with relative ease in the future, which is expected to allow for operational integration, the potential to realize significant immediate synergies and enhanced customer service.

•

Expanded Customer Service Offerings. Customers are expected to benefit from lower costs through economies of scale, the conversion of their products into higher value materials, such as converting propane to polypropylene, and by gaining access to higher value markets both locally and globally.

•

Leading Integrated Condensate Delivery Solution in Western Canada. Pembina is the largest gatherer of condensate in the WCSB through the Peace Pipeline and Drayton Valley Pipeline systems and one of two importers of condensate through the Cochin Pipeline system. Inter Pipeline is the leading deliverer of condensate to consuming regions through its multi-line condensate delivery system. By combining Pembina and Inter Pipeline’s complementary network of receipt and delivery pipelines, Pembina after giving effect to the Arrangement is expected to be able to offer a ‘one-stop-shop’ for integrated customers who wish to utilize the condensate they produce in one location of the Western Canadian sedimentary basin and connect it for use in another location.

•

Enhancing Value of the HPC Project. Combining the HPC Project with Pembina’s propane infrastructure in Fort Saskatchewan, Alberta creates more supply optionality for the HPC Project, and Pembina expects that it will also improve the possibility of a second petrochemical facility, leveraging Pembina’s invested capital and Inter Pipeline’s experience.

•

Meaningful Synergies Through Combination. The Arrangement is expected to result in meaningful synergies which are expected to come from lower general, administrative and operating costs and from commercial and product optimization.

•

Readily Actionable Growth Projects. Following the closing of the Arrangement, Pembina expects to have visibility to approximately $450 million of new projects, which are readily actionable and uniquely available by combining Pembina and Inter Pipeline.

•

Future Growth Opportunities. The combined asset base of Pembina and Inter Pipeline is expected to allow for the acceleration and de-risking of accretive investment opportunities across various value chains, allowing for deployment of capital into projects at attractive rates of return. These investments draw from Pembina’s and Inter Pipeline’s portfolios, with both the probability of success and the capital efficiency of the combined portfolio expected to be enhanced following completion of the Arrangement.

•	Enhanced Scale and Capabilities. Pembina expects to benefit from significantly enhanced cash flow generation and project development and funding capabilities.

•

The Arrangement has a Greater Implied Value than the Current Brookfield Bid. Due to the strategic nature of the Arrangement, the intrinsic value of the Arrangement is expected to be in excess of the $19.45 per IPL Common Share initial headline value of the Arrangement as of the close of trading on May 31, 2021, and higher than the value of the Current Brookfield Bid. While the valuation gap has since widened further in favour of the Arrangement as a result of short-term fluctuations in the stock price, Inter Pipeline’s assessment of the superiority of the Arrangement does not rely on such fluctuations.

•

The Arrangement Supports an Immediate Increase in Dividends as well as Long-term Dividend Growth Potential in Pembina. Upon closing of the Arrangement, IPL Shareholders who retain Pembina Common Shares will benefit from an immediate 175% increase to their current monthly IPL Common Share dividend, as well as a further $0.01 per share increase to the monthly dividend which Pembina intends to implement following the successful commissioning and in-service date of the HPC Project. Furthermore, Pembina has a strong track record of consistent dividend increases and IPL Shareholders who retain Pembina Common Shares will have the opportunity to participate in future dividend growth. IPL Shareholders who elect to receive equity consideration under the Current Brookfield Bid would receive lower dividends than they would from Pembina following completion of the Arrangement.

•

Pembina Common Shares have Highly Attractive Characteristics. Following the completion of the Arrangement, IPL Shareholders will become shareholders in one of the largest Canadian midstream companies. Pembina Common Shares historically have been, and following completion of the Arrangement are expected to continue to be, highly liquid securities. As a result, the Consideration provided in the Arrangement provides immediate liquidity to IPL Shareholders should they wish to monetize the Pembina Common Shares received. In addition, the Current Brookfield Bid could result in lower after-tax value received at closing than the tax-deferred Arrangement, depending on the IPL Shareholder’s tax basis in IPL Common Shares held and form of consideration received.

•

The Arrangement was the Result of a Full and Fair Strategic Review Process and is Supported by all of Inter Pipeline’s Directors. The Arrangement was determined to be the preferred strategic alternative available to Inter Pipeline and the IPL Shareholders following the conclusion of the Strategic Review, which included a thorough market canvass of a broad range of potential alternatives to maximizing value for IPL Shareholders, as well as advice from the IPL Financial Advisors and its legal counsel. Brookfield was invited into the Strategic Review and was given multiple opportunities to put forward a “best and final” offer. After receiving Brookfield’s “best and final” offer worth $19.42 per IPL Common Share, an amount less than the initial headline value of the Arrangement as well as the intrinsic value of the Arrangement, the IPL Special Committee determined that Brookfield’s offer continued to be inferior to the Arrangement.

All of the directors and executive officers of Inter Pipeline have entered into the IPL Support Agreements with Pembina pursuant to which such directors and executive officers have agreed, subject to the terms and conditions contained therein, to vote in favour of the Arrangement.

•

Provisions in the Arrangement Materially Reduce the Risk to Closing Due to Regulatory Matters. The Arrangement Agreement contains provisions which require Pembina to assume the risk of any regulatory delay or remedy under the Competition Act and close the Arrangement in a timely manner. The Arrangement is currently expected to close late in the third quarter or early in the fourth quarter of 2021.

•

TD Securities and J.P. Morgan have Provided Fairness Opinions in respect of the Arrangement. The IPL Board has received opinions from each of TD Securities and J.P. Morgan to the effect that, as of the dates thereof and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, that, in the case of TD Securities, the Consideration to be received by the IPL Shareholders pursuant to the Arrangement and, in the case of J.P. Morgan, the Exchange Ratio in the proposed Arrangement is fair, from a financial point of view, to the holders of IPL Common Shares.

See “The Arrangement – Reasons for the Arrangement” and “Pro Forma Information Concerning Pembina After Giving Effect to the Arrangement”.

Q:	Are there support agreements in place with any IPL Shareholders?

A:

Yes. All of the directors and executive officers of Inter Pipeline have entered into agreements with Pembina to support the Arrangement. The Supporting IPL Shareholders collectively hold approximately 0.32% of the issued and outstanding IPL Common Shares and each Supporting IPL Shareholder has irrevocably agreed to, among other things, vote all of their IPL Common Shares in favour of the Arrangement at the IPL Shareholders’ Meeting and to otherwise support the Arrangement, including an agreement not to tender (or agree to tender) any IPL Common Shares to the Original Brookfield Bid (or any amendment thereto, including the Current Brookfield Bid) or to any other take-over bid made for the IPL Common Shares.

See “Effect of the Arrangement – IPL Support Agreements”.

Q:	Is there a fairness opinion regarding the Pembina Common Shares to be received by IPL Shareholders?

A:	Yes.

TD Securities has provided the IPL Board with the TD Fairness Opinion to the effect that, as of May 31, 2021 and subject to the assumptions, limitations and qualifications set forth therein, in the opinion of TD Securities, the Consideration to be received by IPL Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such IPL Shareholders.

J.P. Morgan has also provided the IPL Board with the J.P. Morgan Fairness Opinion to the effect that, as of May 31, 2021 and subject to the assumptions, limitations and qualifications set forth therein, in the opinion of J.P. Morgan, the Exchange Ratio in the proposed Arrangement is fair, from a financial point of view, to the IPL Shareholders.

See “The Arrangement – IPL Fairness Opinions”, “The Arrangement – Reasons for and Benefits of the Arrangement” and “The Arrangement – Reasons for and Benefits of the Arrangement – Additional Reasons and Benefits for IPL Shareholders”.

Q:	Why is the IPL Shareholders’ Meeting being held?

A:

The IPL Shareholders’ Meeting is being held for the purposes of obtaining the IPL Shareholder approval contemplated by the Arrangement Agreement and the Interim Order. Pursuant to the Interim Order, the Arrangement Resolution must be approved by not less than 66 2⁄3% of the votes cast by IPL Shareholders present in person (virtually) or represented by proxy at the IPL Shareholders’ Meeting. The full text of the Arrangement Resolution is set forth in Appendix A to this Joint Information Circular.

Further, IPL Shareholders will also be asked to consider certain normal course annual business including: (a) electing nine directors of Inter Pipeline; (b) appointing Ernst & Young LLP, Chartered Professional Accountants, as auditors of Inter Pipeline; and (c) voting on Inter Pipeline’s approach to executive compensation, further particulars of which are set forth in the accompanying Joint Information Circular.

Inter Pipeline adopted the IPL Supplemental Rights Plan on March 31, 2021. The principal purpose of the IPL Supplemental Rights Plan was to support and facilitate the Strategic Review to maximize IPL Shareholder value. Consistent with this purpose, and with the Arrangement being determined to be the preferred strategic alternative available to Inter Pipeline and the IPL Shareholders following the conclusion of the Strategic Review, the IPL Board, on the recommendation of the IPL Special Committee, determined to amend the IPL Supplemental Rights Plan to limit its duration to the termination of the IPL Shareholders’ Meeting after the vote on the Arrangement Resolution has taken place. This amendment ensures that the IPL Supplemental Rights Plan continues to serve only its intended purpose of supporting and facilitating the Strategic Review by preserving the ability of the IPL Shareholders to make a decision on the outcome of the Strategic Review through their vote on the Arrangement Resolution. As the IPL Supplemental Rights Plan, as so amended, will not continue beyond the termination of the IPL Shareholders’ Meeting, IPL is not seeking confirmation of the IPL Supplemental Rights Plan by the IPL Shareholders at the IPL Shareholders’ Meeting. The terms and conditions of the amendment are set out in the amendment to shareholder protection rights plan agreement between Inter Pipeline and the Rights Agent made as of June 25, 2021, a copy of which is available on SEDAR at www.sedar.com.

Q:	When and where is the IPL Shareholders’ Meeting being held?

A:

There is no physical location for the IPL Shareholders’ Meeting. The IPL Shareholders’ Meeting will be held on July 29, 2021 at 10:00 a.m. (Calgary time) in a virtual-only format that will be conducted via live webcast accessible at https://web.lumiagm.com/419351825 and password “ip2021” (case sensitive). Such format will be conducted to address public health measures arising from the COVID- 19 pandemic in order to limit and mitigate risks to the health and safety of the IPL Shareholders and IPL’s employees, directors and other stakeholders.

Q:	How do I access the virtual IPL Shareholders’ Meeting?

A:	Registered IPL Shareholders and duly appointed proxyholders can access and vote at the IPL Shareholders’ Meeting as follows:

•

Go to https://web.lumiagm.com/419351825 in a web browser on a smartphone, tablet, or computer at least 30 minutes prior to the start of the IPL Shareholders’ Meeting. The latest versions of Chrome, Safari, Microsoft Edge or Firefox will be needed. Please ensure the browser being used is compatible by logging in early. You should allow ample time to check into the virtual IPL Shareholders’ Meeting to check compatibility and complete the related procedures.

•	Select “I have a control number/username” and enter your 15-digit control number (your control number is located on your form of proxy) and the password: “ip2021” (case sensitive).

Guests, including non-registered IPL Shareholders who have not duly appointed themselves as proxyholders, can log in to the IPL Shareholders’ Meeting as set out below. Guests can listen to the IPL Shareholders’ Meeting but are not able to vote or submit questions.

•

Go to https://web.lumiagm.com/419351825 in a web browser on a smartphone, tablet, or computer at least 30 minutes prior to the start of the IPL Shareholders’ Meeting. The latest versions of Chrome, Safari, Microsoft Edge or Firefox will be needed. Please ensure the browser being used is compatible by logging in early. You should allow ample time to check into the virtual IPL Shareholders’ Meeting to check compatibility and complete the related procedures.

•	Select “I am a guest” and then complete the online form.

See “General Proxy Matters – Inter Pipeline – How to Participate at the IPL Shareholders’ Meeting”. For information on how a non-registered (beneficial) IPL Shareholder can participate in the IPL Shareholders’ Meeting and vote its IPL Common Shares, see the question below “How can a non-registered IPL Shareholder vote during the IPL Shareholders’ Meeting?”

Q:	Who can ask questions at the IPL Shareholders’ Meeting?

A:

Only registered IPL Shareholders and duly appointed proxyholders may attend and participate in the IPL Shareholders’ Meeting virtually via live audio webcast, including by asking questions, provided they follow the instructions in this Joint Information Circular.

•

Registered IPL Shareholders and duly appointed proxyholders who participate by attending online will be able to listen to the proceedings of the IPL Shareholders’ Meeting, ask questions on the applicable resolution during the specified times, provided they remain connected to the internet.

•

Non-registered (beneficial) IPL Shareholders who wish to participate during the IPL Shareholders’ Meeting must follow the instructions under the heading “General Proxy Matters – Inter Pipeline – Information for Beneficial Holders” and appoint themselves as proxyholder. Non-registered (beneficial) IPL Shareholders who have not duly appointed themselves as proxyholders may still attend the IPL Shareholders’ Meeting as guests, but will not be able to ask questions.

•

Guests, including non-registered (beneficial) IPL Shareholders who have not duly appointed themselves as proxyholder, will be able to login and listen to the proceedings of the IPL Shareholders’ Meeting but will not be able to submit questions.

IPL believes that the ability to participate in the IPL Shareholders’ Meeting in a meaningful way remains important despite the decision to hold the IPL Shareholders’ Meeting virtually. It is anticipated that registered IPL Shareholders and duly appointed proxyholders will have substantially the same opportunity to ask questions on matters of business before the IPL Shareholders’ Meeting as if the IPL Shareholders’ Meeting was being held in person. IPL Shareholders will have the opportunity to submit questions at the IPL Shareholders’ Meeting by submitting them in writing through the text box. Questions received from IPL Shareholders which relate to the business of the IPL Shareholders’ Meeting are expected to be addressed at specified times during the course of the IPL Shareholders’ Meeting. Such questions will be read by the Chair of the IPL Shareholders’ Meeting or a designee of the Chair of the IPL Shareholders’ Meeting and responded to by a representative of IPL. To ensure fairness for all attendees, the Chair of the IPL Shareholders’ Meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions and to reject questions that do not relate to the business of the IPL Shareholders’ Meeting or which are determined to be inappropriate or otherwise out of order.

Further instructions on how to submit a question during the IPL Shareholders’ Meeting can be found in the Virtual Meeting User Guide which accompanies this Joint Information Circular.

Q:	Who is entitled to vote at the IPL Shareholders’ Meeting?

A:

Only IPL Shareholders of record at the close of business on June 16, 2021, being the IPL Record Date, will be entitled to receive notice of and vote on the applicable resolutions at the IPL Shareholders’ Meeting, or any adjournment or postponement thereof. IPL Shareholders will be entitled to one vote at the IPL Shareholders’ Meeting for each IPL Common Share held.

If an IPL Shareholder transfers IPL Common Shares after the IPL Record Date and the transferee of those IPL Common Shares, having produced properly endorsed certificates evidencing such IPL Common Shares or having otherwise established that the transferee owns such IPL Common Shares, demands, at least ten days before the IPL Shareholders’ Meeting, that the transferee’s name be included in the list of IPL Shareholders entitled to vote at the IPL Shareholders’ Meeting, in accordance with the ABCA and otherwise satisfies the requirements of section 137(2) of the ABCA, the by-laws of Inter Pipeline and any agreement between Inter Pipeline and such transferee, such transferee shall be entitled to vote such IPL Common Shares at the IPL Shareholders’ Meeting.

Q:	How do I vote?

A.

If your IPL Common Shares are registered in your name, there are two ways you may vote. You may vote at the IPL Shareholders’ Meeting (virtually), or you may complete, sign and return the applicable enclosed form of proxy appointing the named persons or some other person you choose, who need not be an IPL Shareholder, to represent you as proxyholder and vote your securities at the IPL Shareholders’ Meeting. Registered IPL Shareholders may vote at the IPL Shareholders’ Meeting by completing a ballot online during the IPL Shareholders’ Meeting, as further described below under “How can a registered IPL Shareholder vote during the IPL Shareholders’ Meeting?”

If your IPL Common Shares are not registered in your name, but are held in the name of a nominee (usually a broker, investment dealer, bank, trust company, custodian, or other financial institution), you should have received a Voting Instruction Form from your nominee. Please note that Inter Pipeline has limited access to the names of its non-registered shareholders. If you attend the IPL Shareholders’ Meeting, Inter Pipeline may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote at the IPL Shareholders’ Meeting, insert your own name in the space provided on the Voting Instruction Form and return the same by following the instructions provided therein. Do not otherwise complete the Voting Instruction Form as your vote will be taken at the IPL Shareholders’ Meeting. If you do not intend to attend the IPL Shareholders’ Meeting, follow the instructions on the Voting Instruction Form to vote by telephone or internet or complete, sign and mail the Voting Instruction Form in the postage prepaid envelope provided. Your completed Voting Instruction Form must be submitted on or before the deadline specified on the form.

Any IPL Shareholders that have any questions or need assistance in voting, please contact your financial, legal or other professional advisors or Kingsdale Advisors for assistance. You can reach Kingsdale Advisors at 1-877-659-1820 (416-867-2272 for collect calls outside North America) or by e-mail at contactus@kingsdaleadvisors.com. For more information, please go to www.interpipeline.com.

Q:	How can a registered IPL Shareholder vote during the IPL Shareholders’ Meeting?

A:	Registered IPL Shareholders can vote in one of the following ways:

During the Virtual IPL Shareholders’ Meeting

If you are a registered IPL Shareholder, you can attend the IPL Shareholders’ Meeting by going to https://web.lumiagm.com/419351825 in a web browser on a smartphone, tablet, or computer, selecting “I have a control number/username” and entering your 15-digit control number (your control number is located on your form of proxy) and the password: “ip2021” (case sensitive). Follow the instructions to access the IPL Shareholders’ Meeting and vote when prompted.

See “General Proxy Matters – Inter Pipeline – How to Participate at the IPL Shareholders’ Meeting”.

Internet	Go to https://www.investorvote.com. Enter the 15-digit control number printed on the form of proxy and follow the instructions on screen.

Fax	1-866-249-7775 (North America toll-free) 1-416-263-9524 (Direct dial)

Mail

Enter voting instructions, sign the form of proxy and send your completed form of proxy or Voting Instruction Form to Inter Pipeline’s registrar and transfer agent in the envelope provided, or to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.

Phone

Call 1-866-732-8683 and follow the instructions. You will need to enter your 15-digit control number printed on the form of proxy, and follow the interactive voice recording instructions to submit your vote.

If you are an IPL Shareholder and have any questions, need assistance in voting your IPL Common Shares, please contact your financial, legal or other professional advisors or Kingsdale Advisors for assistance. You can reach Kingsdale Advisors at 1-877-659-1820 (416-867-2272 for collect calls outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

Q:	How can a non-registered IPL Shareholder vote during the IPL Shareholders’ Meeting?

A:	Non-registered (beneficial) holders of IPL Common Shares, can vote in one of the following ways:

During the Virtual IPL Shareholders’ Meeting

If you are a non-registered IPL Shareholder, you can attend and vote at the IPL Shareholders’ Meeting by filling in your name in the blank space provided on the Voting Instruction Form and appointing yourself as proxy and sending in the completed Voting Instruction Form to the address specified on the Voting Instruction Form in advance of the IPL Shareholders’ Meeting.

You must also visit https://www.computershare.com/interpipeline to register your name and email address so that after the IPL Proxy Deadline, Computershare can send you, via email, a username that will be required (with case-sensitive password “ip2021”) to log into the IPL Shareholders’ Meeting.

You can then attend the IPL Shareholders’ Meeting by going to https://web.lumiagm.com/419351825 in a web browser, on a smartphone, tablet, or computer, selecting “I have a control number/username”, entering the username that you received in an email from Computershare, password “ip2021” (case sensitive), and then follow the instructions to access the IPL Shareholders’ Meeting and vote when prompted.

Non-registered IPL Shareholders who have not duly appointed themselves as proxy will not be able to vote online at the virtual IPL Shareholders’ Meeting or submit questions. You will be able to join a live webcast of the IPL Shareholders’ Meeting by going to https://web.lumiagm.com/419351825, clicking on “I am a guest” and filling in the form.

See “General Proxy Matters – Inter Pipeline – How to Participate at the IPL Shareholders’ Meeting”.

Internet	Go to https://www.proxyvote.com, enter the 15-digit control number printed on the Voting Instruction Form and follow the instructions on screen.

Mail	Enter voting instructions, sign the Voting Instruction Form and send the completed Voting Instruction Form to the address specified on the Voting Instruction Form.

Phone

Call 1-800-474-7493 or 1-800-474-7501 (French) and follow the instructions. You will need to enter your 15-digit control number printed on the Voting Instruction Form, and follow the interactive voice recording instructions to submit your vote.

If you are an IPL Shareholder and have any questions, need assistance in voting your IPL Common Shares, please contact your financial, legal or other professional advisors or Kingsdale Advisors for assistance. You can reach Kingsdale Advisors at 1-877-659-1820 (416-867-2272 for collect calls outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

Q:	What if I acquire ownership of IPL Common Shares after the IPL Record Date?

A:

If an IPL Shareholder transfers IPL Common Shares after the IPL Record Date and the transferee of those IPL Common Shares, having produced properly endorsed certificates evidencing such IPL Common Shares or having otherwise established that the transferee owns such IPL Common Shares, demands, at least ten days before the IPL Shareholders’ Meeting, that the transferee’s name be included in the list of IPL Shareholders entitled to vote at the IPL Shareholders’ Meeting and otherwise satisfies the requirements of section 137(2) of the ABCA, in accordance with the ABCA, the by-laws of Inter Pipeline and any agreement between Inter Pipeline and such transferee, such transferee shall be entitled to vote such IPL Common Shares at the IPL Shareholders’ Meeting.

See “General Proxy Matters – Inter Pipeline”.

Q:	Who is soliciting my proxy?

A:

Management of Inter Pipeline is soliciting your proxy. In addition, Inter Pipeline has engaged Kingsdale Advisors as its strategic shareholder advisor and proxy solicitation and information agent to assist management of Inter Pipeline with, among other things, the solicitation of proxies from IPL Shareholders. Solicitation of proxies is done primarily by mail and electronic means. The costs of preparing and distributing the Joint Information Circular and the other Meeting Materials will be borne by Inter Pipeline and Pembina, as applicable.

Q:	When do I have to vote my IPL Common Shares by?

A:

Proxies must be received in each case no later than the IPL Proxy Deadline, being 10:00 a.m. (Calgary time) on July 27, 2021, or, if the IPL Shareholders’ Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) before the beginning of any adjourned or postponed IPL Shareholders’ Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the IPL Shareholders’ Meeting at his or her discretion, without notice.

Q:	Can I appoint someone other than the individuals named in the enclosed proxy to vote my IPL Common Shares?

A:

Yes, you have the right to appoint another person of your choice, who need not be an IPL Shareholder, to attend and vote on your behalf at the IPL Shareholders’ Meeting. If you wish to appoint a person other than those named in the enclosed proxy or Voting Instruction Form, insert the name of your chosen proxyholder in the space provided.

NOTE: It is important for you to ensure that any other person you appoint will attend the IPL Shareholders’ Meeting and is aware that his or her appointment has been made to vote your securities.

The following applies to securityholders who wish to appoint as their proxyholders individuals other than those named in the proxy or Voting Instruction Form. This includes non-registered IPL Shareholders who wish to appoint themselves as proxyholders to attend, participate in or vote at the IPL Shareholders’ Meeting.

IPL Shareholders who wish to appoint as their proxyholders individuals other than those named in the proxy or Voting Instruction Form to attend and participate in the IPL Shareholders’ Meeting and vote their securities MUST submit their proxies or Voting Instruction Forms, as applicable, appointing such individuals as proxyholders AND register such proxyholders online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or Voting Instruction Form. Failure to register the proxyholder will result in the proxyholder not receiving a username that is required to vote at the IPL Shareholders’ Meeting.

Step 1: Submit your proxy or Voting Instruction Form: To appoint someone other than the individuals named in the proxy or Voting Instruction Form as proxyholder, insert that person’s name in the blank space provided in the proxy or Voting Instruction Form (if permitted) and follow the instructions for submitting such proxy or Voting Instruction Form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your proxy or Voting Instruction Form.

If you are a non-registered IPL Shareholder and wish to vote at the IPL Shareholders’ Meeting, you must insert your own name in the space provided on the Voting Instruction Form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described below in Step 2. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and other instructions provided by your intermediary. Please also see further instructions below under “How can a non-registered IPL Shareholder vote during the IPL Shareholders’ Meeting?”

If you are a non-registered IPL Shareholder located in the United States and wish to vote at the IPL Shareholders’ Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described below under “How can a non-registered IPL Shareholder vote during the IPL Shareholders’ Meeting?”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form or contact your intermediary to request a legal proxy form if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from non-registered IPL Shareholders located in the United States that wish to vote at the IPL Shareholders’ Meeting or, if permitted, appoint third parties as their proxyholders must be sent by e-mail or by courier to: uslegalproxy@computershare.com (if by e-mail); or Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than the IPL Proxy Deadline.

Step 2: Register your proxyholder: To register a third-party proxyholder, you must visit https://www.computershare.com/interpipeline by the IPL Proxy Deadline and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to vote at the IPL Shareholders’ Meeting but will be able to participate as guests.

Q:	Will my securities intermediary vote my IPL Common Shares for me?

A:

A broker or other securities intermediary will vote your IPL Common Shares only if you provide instructions to such intermediary on how to vote. If you fail to provide proper instructions, the IPL Common Shares will not be voted on your behalf at the IPL Shareholders’ Meeting. If you do not wish to appoint yourself as proxy, as a non-registered (beneficial) IPL Shareholder, you should instruct your intermediary to vote your IPL Common Shares on your behalf by following the directions on the Voting Instruction Form provided by such intermediary. Unless your intermediary gives you its proxy to vote at the IPL Shareholders’ Meeting, you cannot vote the IPL Common Shares owned by you at the IPL Shareholders’ Meeting.

Q:	Should I send my form of proxy or Voting Instruction Form now?

A:

Yes. Once you have carefully read and considered the information in this Joint Information Circular, you need to complete and submit the applicable enclosed form of proxy or Voting Instruction Form, as applicable. You are encouraged to vote well in advance of the IPL Proxy Deadline to ensure that your IPL Common Shares are voted at the IPL Shareholders’ Meeting.

Q:	Can I revoke my vote after I have voted by proxy?

A:

Yes. In addition to revocation in any other manner permitted by law, an IPL Shareholder may revoke or change a previously made proxy vote: (a) by accessing the IPL Shareholders’ Meeting by following the instructions under “How to Participate at the IPL Shareholders’ Meeting” in this Joint Information Circular and voting their IPL Common Shares during the designated time; (b) by an instrument in writing executed by the IPL Shareholder or such IPL Shareholder’s attorney authorized in writing or if the IPL Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, indicating the capacity under which such officer or attorney is signing and deposited with Computershare, the transfer agent of Inter Pipeline, at the office designated in the Notice of Special Meeting of IPL Shareholders not later than 10:00 a.m. (Calgary time) on the business day preceding the day of the IPL Shareholders’ Meeting (or any adjournment or postponement thereof); or (c) by a duly executed and deposited proxy as provided herein bearing a later date or time than the date or time of the proxy being revoked.

Q:	Which form of proxy should I complete, sign and return?

A:

Accompanying this Joint Information Circular is a form of proxy or Voting Instruction Form for use by IPL Shareholders. If you hold IPL Common Shares, please complete, sign and return the form of proxy or Voting Instruction Form for IPL Shareholders.

Q:	What other approvals are required for the Arrangement to be completed?

A:

In addition to the approval by the IPL Shareholders of the Arrangement Resolution, in order for the Arrangement to be completed: (a) the Pembina Common Share Issuance Resolution must be approved by greater than 50% of the votes cast by the Pembina Shareholders present in person (virtually) or represented by proxy at the Pembina Shareholders’ Meeting; and (b) other court and regulatory approvals must be obtained, including: (a) the conditional approval of the TSX in respect of the issuance and listing of the Pembina Common Shares to be issued to IPL Shareholders pursuant to the Arrangement and the approval, subject to official notice of issuance, of the listing of the Pembina Common Shares issuable pursuant to the Arrangement on the NYSE; and (b) the Key Regulatory Approvals.

The Arrangement Agreement contains provisions which require Pembina to assume the risk of any regulatory delay or remedy under the Competition Act and close the Arrangement in a timely manner. These provisions protect the interests of IPL Shareholders by limiting the ability of Pembina to delay closing of the Arrangement due to ongoing regulatory review. IPL and Pembina believe that meaningful challenges are unlikely due to the complementary nature of Inter Pipeline and Pembina’s operations, and are advised by their respective legal counsel that these provisions in the Arrangement Agreement reduce the risk to closing of the Arrangement.

See “Procedure for the Arrangement to Become Effective”.

Q:	When will the Arrangement become effective?

A:

The Arrangement will become effective at the time the Articles of Arrangement are filed with the Registrar, which is expected to occur late in the third quarter or early in the fourth quarter of 2021, provided that all required approvals are obtained. However, completion of the Arrangement is subject to a number of conditions and it is possible that factors outside the control of Inter Pipeline and/or Pembina could result in the Arrangement being completed at a later time, or not at all. Subject to certain limitations, each Party may terminate the Arrangement Agreement if it is not consummated by January 5, 2022; however either Party may, by giving written notice to the other Party, extend the Outside Date in increments of thirty (30) days if a Regulatory Approval has not been obtained, provided that: (a) the Outside Date is not extended past April 5, 2022; and (b) the failure to obtain the Regulatory Approval is not primarily the result of such Party’s failure to comply with its covenants with respect to obtaining such Regulatory Approval.

See “Timing”.

Q:	How do I receive the Pembina Common Shares that I am entitled to under the Arrangement?

A:

Registered IPL Shareholders must complete and return the enclosed Letter of Transmittal which, when properly completed and returned together with the certificate(s) or DRS Advice(s) representing IPL Common Shares and all other required documents, will enable each IPL Shareholder to obtain the Pembina Common Shares that the IPL Shareholder is entitled to receive under the Arrangement. See “Procedure for the Arrangement to Become Effective – Procedure for Exchange of IPL Common Share Certificates or DRS Advices”.

IPL Shareholders whose IPL Common Shares are registered in the name of a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary must contact their intermediary to deposit their IPL Common Shares.

Q:	What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A:

If the Arrangement Resolution is not approved, the Arrangement Agreement may be terminated by either Inter Pipeline or Pembina. Pursuant to the terms of the Arrangement Agreement, Inter Pipeline and Pembina have agreed that Inter Pipeline will not solicit, initiate, encourage or otherwise facilitate any discussions concerning any other business combination or sale of material assets. The IPL Board may respond to unsolicited Superior Proposals subject to certain requirements and notification to Pembina who has the right to match any Superior Proposals within a five business day period. The Arrangement Agreement provides for an IPL Termination Fee of $350 million payable by Inter Pipeline if the Arrangement Agreement is terminated in certain circumstances. The Arrangement Agreement also provides for a Reverse Termination Fee of $350 million payable by Pembina if the Arrangement Agreement is terminated in certain circumstances. Further, an expense reimbursement fee of $25 million may be payable by Inter Pipeline to Pembina or by Pembina to Inter Pipeline if the Arrangement is terminated in certain circumstances.

See “Effect of the Arrangement – The Arrangement Agreement – Termination”.

Q:	What are the Canadian federal income tax consequences of the Arrangement?

A:

For a summary of certain of the material Canadian federal income tax consequences of the Arrangement applicable to IPL Shareholders, see “Certain Canadian Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice. IPL Shareholders should consult their own tax advisors as to the Canadian and other tax consequences of the Arrangement to them with respect to their particular circumstances.

Q:	What are the U.S. federal income tax consequences of the Arrangement?

A:

For a summary of certain of the material U.S. federal income tax consequences of the Arrangement applicable to a U.S. Holder, see “Certain United States Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice. IPL Shareholders should consult their own tax advisors as to the U.S. and other tax consequences of the Arrangement to them with respect to their particular circumstances.

Q:	Are IPL Shareholders entitled to Dissent Rights?

A:

Registered IPL Shareholders may, upon compliance with certain conditions and in certain circumstances, exercise Dissent Rights. However, failure to strictly comply with the requirements set forth in section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of the right of dissent. It is strongly recommended that any IPL Shareholders wishing to dissent seek independent legal advice.

See “Dissent Rights”.

Q:	Who should I contact if I have questions?

A:

Any IPL Shareholders that have any questions about the Arrangement or the matters described in this Joint Information Circular, or need assistance in voting, please contact your financial, legal or other professional advisors or Kingsdale Advisors for assistance. You can reach Kingsdale Advisors at 1-877-659-1820 (416-867-2272 for collect calls outside North America) or by e-mail at contactus@kingsdaleadvisors.com. For more information, please go to www.interpipeline.com.

PEMBINA Q&A

PEMBINA SHAREHOLDERS – QUESTIONS AND ANSWERS

ABOUT THE ARRANGEMENT AND THE PEMBINA SHAREHOLDERS’ MEETING

The following is intended to address certain key questions concerning the Arrangement and the Pembina Shareholders’ Meeting. The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference in this Joint Information Circular, including the Appendices hereto, all of which are important and should be reviewed carefully. Capitalized terms used but not otherwise defined in this “Question and Answers About the Arrangement and the Pembina Shareholders’ Meeting” have the meanings set forth under the heading “Glossary of Terms”.

Q:	Why did I receive this Joint Information Circular?

A:

You received this Joint Information Circular because you are a Pembina Shareholder and Pembina Shareholders will be asked at the Pembina Shareholders’ Meeting to approve the Pembina Common Share Issuance Resolution.

Q:	What is the Arrangement?

A:

On May 31, 2021, Pembina and Inter Pipeline agreed to terms and conditions of the Arrangement Agreement. Pursuant to the Arrangement Agreement, Pembina has agreed to acquire all of the issued and outstanding IPL Common Shares under a court-approved Plan of Arrangement in accordance with the provisions of the ABCA. If completed, the Arrangement will result in Pembina acquiring all of the IPL Common Shares. Pursuant to the Arrangement, all of the IPL Common Shares held by each IPL Shareholder will be exchanged for Pembina Common Shares such that each IPL Shareholder will receive 0.5 of a Pembina Common Share for each IPL Common Share held by the holder.

Current Pembina Shareholders are expected to own approximately 72% and current IPL Shareholders are expected to own approximately 28% of Pembina immediately after completion of the Arrangement.

Q:	Does the Pembina Board support the Arrangement?

A:

Yes. After consulting with Pembina’s senior management and with its financial, legal, tax, and other advisors, and after considering, among other things, the Pembina Fairness Opinion, the Pembina Board unanimously determined: (a) that the Arrangement is fair to the Pembina Shareholders; (b) that the Arrangement and entry into the Arrangement Agreement are in the best interests of Pembina; and (c) to unanimously recommend that the Pembina Shareholders vote in favour of the Pembina Common Share Issuance Resolution.

THE PEMBINA BOARD UNANIMOUSLY RECOMMENDS THAT PEMBINA SHAREHOLDERS VOTE FOR THE PEMBINA COMMON SHARE ISSUANCE RESOLUTION.

See “The Arrangement – Recommendation of the Pembina Board”, “The Arrangement – Reasons for and Benefits of the Arrangement”, “The Arrangement – Reasons for and Benefits of the Arrangement – Additional Reasons and Benefits for Pembina Shareholders”. The full text of the Pembina Common Share Issuance Resolution is set forth in Appendix B to this Joint Information Circular.

Q:	What are the benefits of the Arrangement?

A:

Management of Pembina and Inter Pipeline anticipate that the Arrangement will create one of the largest energy infrastructure companies in Canada, with a pro forma enterprise value of $53 billion and a diversified and integrated asset base that can support and grow an extensive value chain for natural gas, natural gas liquids and crude oil, from wellhead to end user. Furthermore, past and future investments by both companies are anticipated to help access new demand markets for the WCSB, benefitting Pembina, its customers and the provinces of Alberta and British Columbia alike. The following are some, but not all, of the expected long-term benefits of the Arrangement to Pembina Shareholders:

•

Integrated Asset Base. The majority of the combined asset base of Pembina and IPL is already physically connected or presents the opportunity to be connected with relative ease in the future, which is expected to allow for operational integration, the potential to realize significant immediate synergies and enhanced customer service.

•

Expanded Customer Service Offerings. Customers are expected to benefit from lower costs through economies of scale, the conversion of their products into higher value materials, such as converting propane to polypropylene, and by gaining access to higher value markets both locally and globally.

•

Leading Integrated Condensate Delivery Solution in Western Canada. Pembina is the largest gatherer of condensate in the WCSB through the Peace Pipeline and Drayton Valley Pipeline systems and one of two importers of condensate through the Cochin Pipeline system. IPL is the leading deliverer of condensate to consuming regions through its multi-line condensate delivery system. By combining Pembina and IPL’s complementary network of receipt and delivery pipelines, Pembina after giving effect to the Arrangement is expected to be able to offer a ‘one-stop-shop’ for integrated customers who wish to utilize the condensate they produce in one location of the WCSB and connect it for use in another location.

•

Enhancing Value of the HPC Project. Combining the HPC Project with Pembina’s propane infrastructure in Fort Saskatchewan, Alberta creates more supply optionality for the HPC Project, and Pembina expects that it will also improve the possibility of a second petrochemical facility, leveraging Pembina’s invested capital and Inter Pipeline’s experience.

•

Expected Synergies. On a run-rate basis, pre-tax synergies are expected to average $150 to $200 million annually. Approximately $100 to $150 million of annual synergies are expected to come from lower general, administrative and operating costs, and are expected to be realized in the first year following completion of the Arrangement. The remaining $50 million of annual synergies are expected to come from commercial and product optimization, including optimization of Pembina’s Redwater Complex, and are expected to be realized in the second year following completion of the Arrangement.

•

Readily Actionable Growth Projects. Following the closing of the Arrangement, Pembina expects to have visibility to approximately $450 million of new projects, which are readily actionable and uniquely available by combining Pembina and IPL. Pembina expects the readily actionable growth projects resulting from the Arrangement to have the potential to generate approximately $100 million of adjusted EBITDA. These opportunities include connecting IPL’s Cochrane Straddle Plant to Pembina’s Brazeau Pipeline system, enabling the propane-plus liquids stream to be transported and processed with Pembina’s infrastructure, and ultimately available to connect to the HPC Project. In addition, Pembina following completion of the Arrangement is expected to provide a critical scale supply of butane to support the development of a butane splitter in Fort Saskatchewan, Alberta. Longer-term, integration of an alkylation facility, capable of producing high-octane gasoline blendstock, is possible for Pembina following completion of the Arrangement.

•

Future Growth Opportunities. The combined asset base of Pembina and IPL is expected to allow for the acceleration and de-risking of accretive investment opportunities across various value chains, allowing for deployment of capital into projects at attractive rates of return. Following completion of the Arrangement, Pembina is expected to have visible and highly probable unsanctioned investment opportunities in excess of $6 billion, inclusive of the $450 million of readily actionable growth projects. These investments draw from Pembina’s and Inter Pipeline’s portfolios, with both the probability of success and the capital efficiency of the combined portfolio expected to be enhanced following completion of the Arrangement.

•

Enhanced Scale and Cash Flow Generation. Pembina expects to benefit from significantly enhanced cash flow generation and project development and funding capabilities. Pembina expects to have an estimated pro forma enterprise value of approximately $53 billion following completion of the Arrangement and expected annual adjusted cash flow from operating activities after dividends of $1.1 billion to $1.4 billion over the first three years following closing of the Arrangement.

•	Accretive Acquisition. The Arrangement is expected to result in meaningful accretion to Pembina’s adjusted cash flow per Pembina Common Share.

•

Increased Pembina Common Share Dividends. Pembina has announced that it intends to increase its monthly dividend rate in respect of the Pembina Common Shares to $0.22 per Pembina Common Share following completion of the Arrangement. In addition, subject to the successful commissioning and in-service date of the HPC Project, Pembina has announced that it intends to increase its monthly dividend rate in respect of the Pembina Common Shares to $0.23 per Pembina Common Share.

•

Adheres to and Maintains or Enhances Pembina’s ‘Financial Guardrails’. The Arrangement adheres to Pembina’s financial guardrails, noting that the HPC Project is expected to represent less than 10% of Pembina’s adjusted EBITDA following completion of the Arrangement, once the HPC Project is in full service. The share-for-share exchange will maintain Pembina’s strong balance sheet, with pro forma adjusted funds from operations-to-adjusted debt under rating agency methodology of approximately 17% to 19% over the next three years.

Further, the Arrangement is expected to maintain or enhance each of Pembina’s ‘financial guardrails’, which include (a) a minimum of 80% of Pembina’s adjusted EBITDA will be derived from fee-based arrangements, (b) Pembina’s dividend will be fully funded by fee-based arrangements supporting 100% of general and administrative and net finance costs, and a proportionate burden for income taxes, (c) a minimum of 75% of Pembina’s counterparty exposure shall be from investment grade rated counterparties, including security provided by investment grade rated, third party entities and (d) maintaining a strong ‘BBB’ credit rating.

•

Underpinned by Long Lived Resource: In 2020, approximately 69% of IPL funds from operations was derived in its Oil Sands Transportation segment. This business is underpinned by long-lived resource from predominantly investment grade counterparties. The long-lived nature of the assets and the contracts of the Oil Sands Transportation business are expected to enhance the long-term stability of Pembina’s earnings profile.

•

Investing in a Sustainable Future. Pembina and IPL each have strong ESG track records and share a commitment to building sustainable businesses that deliver benefits to all stakeholders. Following completion of the Arrangement, Pembina is expected to have greater capacity and a broader portfolio of opportunities to pursue ESG-related investments, including those that reduce emissions intensity and support the transition to a lower carbon economy, such as, in the near-term, those related to co-generation and the use of renewable power and future potential investments related to hydrogen, carbon capture, utilization and storage, and liquefied natural gas.

•

Enhanced Innovation. Completion of the Arrangement is expected to allow Pembina to accelerate the development of the recently announced Alberta Carbon Grid, a carbon transportation and sequestration system which, when fully constructed, is expected to be capable of transporting more than 20 million tonnes of CO2 annually, helping Alberta-based industries to effectively manage their emissions and contributing positively to Alberta’s lower-carbon economy.

•

Pembina Fairness Opinion. Scotia Capital provided an opinion to the Pembina Board to the effect that, as of May 31, 2021, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by Pembina pursuant to the Arrangement is fair, from a financial point of view, to Pembina.

See “The Arrangement – Reasons for the Arrangement” and “Pro Forma Information Concerning Pembina After Giving Effect to the Arrangement”.

Q:	Are there support agreements in place with any IPL Shareholders?

A:

Yes. All of the directors and executive officers of Inter Pipeline have entered into agreements with Pembina to support the Arrangement. The Supporting IPL Shareholders collectively hold approximately 0.32% of the issued and outstanding IPL Common Shares and each Supporting IPL Shareholder has irrevocably agreed to, among other things, vote all of their IPL Common Shares in favour of the Arrangement at the IPL Shareholders’ Meeting and to otherwise support the Arrangement, including an agreement not to tender (or agree to tender) any IPL Common Shares to the Original Brookfield Bid (or any amendment thereto, including the Current Brookfield Bid) or to any other take-over bid made for the IPL Common Shares.

See “Effect of the Arrangement – IPL Support Agreements”.

Q:	Has Pembina received a fairness opinion regarding the Pembina Common Shares to be issued under the Arrangement?

A:

Yes. Scotia Capital has provided the Pembina Board with the Pembina Fairness Opinion to the effect that, as of May 31, 2021, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by Pembina pursuant to the Arrangement is fair, from a financial point of view, to Pembina.

The full text of the written opinion of Scotia Capital, which sets forth, among other things, the assumptions made, procedures followed, information reviewed, matters considered and limitations and qualifications on the scope of review undertaken in connection with the Pembina Fairness Opinion, is contained in Appendix F to the Joint Information Circular. Scotia Capital provided its opinion solely for the information and assistance of the Pembina Board in connection with its consideration of the Arrangement. The Pembina Fairness Opinion is not a recommendation as to how any Pembina Shareholder should vote or act with respect to the Arrangement or its Pembina Common Shares.

See “The Arrangement – Pembina Fairness Opinion”, “The Arrangement – Reasons for and Benefits of the Arrangement” and “The Arrangement – Reasons for and Benefits of the Arrangement – Additional Reasons and Benefits for Pembina Shareholders”.

Q:	Why is the Pembina Shareholders’ Meeting being held?

A:

The Pembina Common Shares to be issued to IPL Shareholders under the Arrangement will constitute greater than 25% of the issued and outstanding Pembina Common Shares (on a non-diluted basis) immediately prior to the Arrangement. Pursuant to the applicable rules of the TSX, the issuance of the Pembina Common Shares under the Arrangement requires the approval of greater than 50% of the votes cast by the Pembina Shareholders present in person (virtually) or represented by proxy at the Pembina Shareholders’ Meeting. Management of Pembina is soliciting proxies of the Pembina Shareholders to vote in favour for the Pembina Common Share Issuance Resolution.

Q:	What are Pembina Shareholders being asked to vote on?

A:	Pembina Shareholders will be asked to vote on the Pembina Common Share Issuance Resolution, the full text of which is set forth in Appendix B to this Joint Information Circular.

If approved, the Pembina Common Share Issuance Resolution will authorize the issuance of the number of Pembina Common Shares that would allow Pembina to meet its obligations under the Arrangement Agreement, which provides for the issuance of Pembina Common Shares in exchange for IPL Common Shares, on the basis that each IPL Common Share shall entitle the holder to 0.5 of a Pembina Common Share. Based on the 429,219,175 IPL Common Shares outstanding as of June 28, 2021 and assuming no Dissenting IPL Shareholders, Pembina would issue approximately 214,609,588 Pembina Common Shares to acquire all of the outstanding IPL Common Shares pursuant to the Plan of Arrangement.

Q:	When and where is the Pembina Shareholders’ Meeting being held?

A:

There is no physical location for the Pembina Shareholders’ Meeting. The Pembina Shareholders’ Meeting will be held on July 29, 2021 at 1:00 p.m. (Calgary time) in a virtual-only format that will be conducted via live webcast accessible at https://web.lumiagm.com/496603006 and password “pembina2021” (case sensitive). Such format will be conducted to address public health measures arising from the COVID-19 pandemic in order to limit and mitigate risks to the health and safety of the Pembina Shareholders and Pembina’s employees, directors and other stakeholders.

Q:	How do I access the virtual Pembina Shareholders’ Meeting?

A:	Registered Pembina Shareholders and duly appointed proxyholders can access and vote at the Pembina Shareholders’ Meeting as follows:

•

Go to https://web.lumiagm.com/496603006 in a web browser on a smartphone, tablet, or computer at least 30 minutes prior to the start of the Pembina Shareholders’ Meeting. The latest versions of Chrome, Safari, Microsoft Edge or Firefox will be needed. Please ensure the browser being used is compatible by logging in early. You should allow ample time to check into the virtual Pembina Shareholders’ Meeting to check compatibility and complete the related procedures.

•	Select “I have a control number/username” and enter your 15-digit control number (your control number is located on your form of proxy) and the password: “pembina2021” (case sensitive).

Guests, including non-registered Pembina Shareholders who have not duly appointed themselves as proxyholders, can log in to the Pembina Shareholders’ Meeting as set out below. Guests can listen to the Pembina Shareholders’ Meeting but are not able to vote or submit questions.

•

Go to https://web.lumiagm.com/496603006 in a web browser on a smartphone, tablet, or computer at least 30 minutes prior to the start of the Pembina Shareholders’ Meeting. The latest versions of Chrome, Safari, Microsoft Edge or Firefox will be needed. Please ensure the browser being used is compatible by logging in early. You should allow ample time to check into the virtual Pembina Shareholders’ Meeting to check compatibility and complete the related procedures.

•	Select “I am a guest” and then complete the online form.

See “General Proxy Matter – Pembina – How to Participate at the Pembina Shareholders’ Meeting”. For information on how a non-registered (beneficial) Pembina Shareholder can participate in the Pembina Shareholders’ Meeting and vote its Pembina Common Shares, see the question below “How can a non-registered Pembina Shareholder vote during the Pembina Shareholders’ Meeting?”

Q:	Who can ask questions at the Pembina Shareholders’ Meeting?

A:

Only registered Pembina Shareholders and duly appointed proxyholders may attend and participate in the Pembina Shareholders’ Meeting virtually via live audio webcast, including by asking questions, provided they follow the instructions in this Joint Information Circular.

•

Registered Pembina Shareholders and duly appointed proxyholders who participate by attending online will be able to listen to the proceedings of the Pembina Shareholders’ Meeting, ask questions during the specified time, provided they remain connected to the internet.

•

Non-registered (beneficial) Pembina Shareholders who wish to participate during the Pembina Shareholders’ Meeting must follow the instructions under the heading “General Proxy Matters – Pembina – Information for Beneficial Holders” and appoint themselves as proxyholder. Non-registered (beneficial) Pembina Shareholders who have not duly appointed themselves as proxyholders may still attend the Pembina Shareholders’ Meeting as guests, but will not be able to ask questions.

•

Guests, including non-registered (beneficial) Pembina Shareholders who have not duly appointed themselves as proxyholder, will be able to login and listen to the proceedings of the Pembina Shareholders’ Meeting but will not be able to submit questions.

Pembina believes that the ability to participate in the Pembina Shareholders’ Meeting in a meaningful way remains important despite the decision to hold the Pembina Shareholders’ Meeting virtually. It is anticipated that registered Pembina Shareholders and duly appointed proxyholders will have substantially the same opportunity to ask questions on matters of business before the Pembina Shareholders’ Meeting as if the Pembina Shareholders’ Meeting was being held in person. Pembina Shareholders will have the opportunity to submit questions at the Pembina Shareholders’ Meeting by submitting them in writing through the text box. Questions received from Pembina Shareholders which relate to the business of the Pembina Shareholders’ Meeting are expected to be addressed at a specified time during the Pembina Shareholders’ Meeting. Such questions will be read by the Chair of the Pembina Shareholders’ Meeting or a designee of the Chair of the Pembina Shareholders’ Meeting and responded to by a representative of Pembina. To ensure fairness for all attendees, the Chair of the Pembina Shareholders’ Meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions and to reject questions that do not relate to the business of the Pembina Shareholders’ Meeting or which are determined to be inappropriate or otherwise out of order.

Further instructions on how to submit a question during the Pembina Shareholders’ Meeting can be found in the Virtual Meeting User Guide which accompanies this Joint Information Circular.

Q:	Who is entitled to vote at the Pembina Shareholders’ Meeting?

A:

Only Pembina Shareholders of record at the close of business on June 28, 2021, being the Pembina Record Date, will be entitled to receive notice of and vote at the Pembina Shareholders’ Meeting, or any adjournment or postponement thereof. Pembina Shareholders will be entitled to one vote at the Pembina Shareholders’ Meeting for each Pembina Common Share held.

If a Pembina Shareholder transfers Pembina Common Shares after the Pembina Record Date and the transferee of those Pembina Common Shares, having produced properly endorsed certificates evidencing such Pembina Common Shares or having otherwise established that the transferee owns such Pembina Common Shares, demands, at least two days before the Pembina Shareholders’ Meeting, that the transferee’s name be included in the list of Pembina Shareholders entitled to vote at the Pembina Shareholders’ Meeting and otherwise satisfies the requirements of section 137(2) of the ABCA, in accordance with the ABCA and the by-laws of Pembina, such transferee shall be entitled to vote such Pembina Common Shares on the Pembina Common Share Issuance Resolution at the Pembina Shareholders’ Meeting.

Q:	How do I vote?

A:

If your Pembina Common Shares are registered in your name there are two ways you may vote. You may vote at the Pembina Shareholders’ Meeting (virtually), or you may complete, sign and return the applicable enclosed form of proxy appointing the named persons or some other person you choose, who need not be a Pembina Shareholder, to represent you as proxyholder and vote your securities at the Pembina Shareholders’ Meeting. Registered Pembina Shareholders may vote on the Pembina Common Share Issuance Resolution at the Pembina Shareholders’ Meeting by completing a ballot online during the Pembina Shareholders’ Meeting, as further described below under “How can a registered Pembina Shareholder vote during the Pembina Shareholders’ Meeting?”

If your Pembina Common Shares are not registered in your name, but are held in the name of a nominee (usually a broker, investment dealer, bank, trust company, custodian, or other financial institution), you should have received a Voting Instruction Form from your nominee. Please note that Pembina has limited access to the names of its non-registered shareholders. If you attend the Pembina Shareholders’ Meeting, Pembina may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote at the Pembina Shareholders’ Meeting, insert your own name in the space provided on the Voting Instruction Form and return the same by following the instructions provided therein. Do not otherwise complete the Voting Instruction Form as your vote will be taken at the Pembina Shareholders’ Meeting. If you do not intend to attend the Pembina Shareholders’ Meeting, follow the instructions on the Voting Instruction Form to vote by telephone or internet or complete, sign and mail the Voting Instruction Form in the prepaid postage envelope provided. Your completed Voting Instruction Form must be submitted on or before the deadline specified on the form.

Any Pembina Shareholders that have any questions or need assistance in voting, please contact your financial, legal or other professional advisors or Kingsdale Advisors for assistance. You can reach Kingsdale Advisors at 1-877-657-5859 (416-867-2272 for collect calls outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

Q:	How can a registered Pembina Shareholder vote during the Pembina Shareholders’ Meeting?

A:	Registered Pembina Shareholders can vote in one of the following ways:

During the Virtual Pembina Shareholders’ Meeting

If you are a registered Pembina Shareholder, you can attend the Pembina Shareholders’ Meeting by going to https://web.lumiagm.com/496603006 in a web browser on a smartphone, tablet, or computer, selecting “I have a control number/username” and entering your 15-digit control number (your control number is located on your form of proxy) and the password: “pembina2021” (case sensitive). Follow the instructions to access the Pembina Shareholders’ Meeting and vote when prompted.

See “General Proxy Matter – Pembina – How to Participate at the Pembina Shareholders’ Meeting”.

Internet	Go to https://www.investorvote.com. Enter the 15-digit control number printed on the form of proxy and follow the instructions on screen.

Fax	1-866-249-7775 (North America toll-free) 1-416-263-9524 (Direct dial).

Mail

Enter voting instructions, sign the form of proxy and send your completed form of proxy or Voting Instruction Form to Pembina’s registrar and transfer agent in the envelope provided, or to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.

Phone

Call 1-866-732-8683 and follow the instructions. You will need to enter your 15-digit control number printed on the form of proxy, and follow the interactive voice recording instructions to submit your vote.

If you are a Pembina Shareholder and have any questions or need assistance in voting your Pembina Common Shares, please contact your financial, legal or other professional advisors or Kingsdale Advisors for assistance. You can reach Kingsdale Advisors at 1-877-657-5859 (416-867-2272 for collect calls outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

Q:	How can a non-registered Pembina Shareholder vote during the Pembina Shareholders’ Meeting?

A:	Non-registered (beneficial) holders of Pembina Common Shares can vote in one of the following ways:

During the Virtual Pembina Shareholders’ Meeting

If you are a non-registered Pembina Shareholder, you can attend and vote at the Pembina Shareholders’ Meeting by filling in your name in the blank space provided on the Voting Instruction Form and appointing yourself as proxy and sending in your completed Voting Instruction Form to the address specified on the Voting Instruction Form in advance of the Pembina Shareholders’ Meeting.

You must also visit https://www.computershare.com/pembina to register your name and email address so that after the Pembina Proxy Deadline, Computershare can send you, via email, a username that will be required (with case-sensitive password “pembina2021”) to log into the Pembina Shareholders’ Meeting.

You can then attend the Pembina Shareholders’ Meeting by going to https://web.lumiagm.com/496603006 in a web browser on a smartphone, tablet, or computer, selecting “I have a control number/username”, entering the username that you received in an email from Computershare, password “pembina2021” (case sensitive), and then follow the instructions to access the Pembina Shareholders’ Meeting and vote when prompted.

Non-registered Pembina Shareholders who have not duly appointed themselves as proxy will not be able to vote online at the virtual Pembina Shareholders’ Meeting or submit questions. You will be able to join a live webcast of the Pembina Shareholders’ Meeting by going to https://web.lumiagm.com/496603006, clicking on “I am a guest” and filling in the form.

See “General Proxy Matter – Pembina – How to Participate at the Pembina Shareholders’ Meeting”.

Internet	Go to https://www.proxyvote.com, enter the 15-digit control number printed on the Voting Instruction Form and follow the instructions on screen.

Mail	Enter voting instructions, sign the Voting Instruction Form and send your completed Voting Instruction Form to the address specified on the Voting Instruction Form.

Phone

Call 1-800-474-7493 or 1-800-474-7501 (French) and follow the instructions. You will need to enter your 15- digit control number printed on the Voting Instruction Form, and follow the interactive voice recording instructions to submit your vote.

If you are a Pembina Shareholder and have any questions or need assistance in voting your Pembina Common Shares, please contact your financial, legal or other professional advisors or Kingsdale Advisors for assistance. You can reach Kingsdale Advisors at 1-877-657-5859 (416-867-2272 for collect calls outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

Q:	What if I acquire ownership of Pembina Common Shares after the Pembina Record Date?

A:

If a Pembina Shareholder transfers Pembina Common Shares after the Pembina Record Date and the transferee of those Pembina Common Shares, having produced properly endorsed certificates evidencing such Pembina Common Shares or having otherwise established that the transferee owns such Pembina Common Shares, demands, at least two days before the Pembina Shareholders’ Meeting, that the transferee’s name be included in the list of Pembina Shareholders entitled to vote at the Pembina Shareholders’ Meeting, in accordance with the ABCA and the by-laws of Pembina, such transferee shall be entitled to vote such Pembina Common Shares on the Pembina Common Share Issuance Resolution at the Pembina Shareholders’ Meeting.

Q:	Who is soliciting my proxy?

A:

Management of Pembina is soliciting your proxy. In addition, Pembina has engaged Kingsdale Advisors as its strategic shareholder advisor and proxy solicitation agent to assist management of Pembina with, among other things, the solicitation of proxies from Pembina Shareholders. Solicitation of proxies is done primarily by mail and electronic means. The costs of preparing and distributing the Joint Information Circular and the other Meeting Materials will be borne by Pembina and Inter Pipeline, as applicable.

Q:	When do I have to vote my Pembina Common Shares by?

A:

Proxies must be received no later than the Pembina Proxy Deadline, being 1:00 p.m. (Calgary time) on July 27, 2021, or, if the Pembina Shareholders’ Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) before the beginning of any adjourned or postponed Pembina Shareholders’ Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Pembina Shareholders’ Meeting at his or her discretion, without notice.

Q:	Can I appoint someone other than the individuals named in the enclosed proxy to vote my Pembina Common Shares?

A:

Yes, you have the right to appoint another person of your choice, who need not be a Pembina Shareholder, to attend and vote on your behalf at the Pembina Shareholders’ Meeting. If you wish to appoint a person other than those named in the enclosed proxy or Voting Instruction Form, insert the name of your chosen proxyholder in the space provided.

NOTE: It is important for you to ensure that any other person you appoint will attend the Pembina Shareholders’ Meeting and is aware that his or her appointment has been made to vote your securities.

The following applies to Pembina Shareholders who wish to appoint as their proxyholders individuals other than those named in the proxy or Voting Instruction Form. This includes non-registered Pembina Shareholders who wish to appoint themselves as proxyholders to attend, participate in or vote at the Pembina Shareholders’ Meeting.

Pembina Shareholders who wish to appoint as their proxyholders individuals other than those named in the proxy or Voting Instruction Form to attend and participate in the Pembina Shareholders’ Meeting and vote their securities MUST submit their proxies or Voting Instruction Forms, as applicable, appointing such individuals as proxyholders AND register such proxyholders online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or Voting Instruction Form. Failure to register the proxyholder will result in the proxyholder not receiving a username that is required to vote at the Pembina Shareholders’ Meeting.

Step 1: Submit your proxy or Voting Instruction Form: To appoint someone other than the individuals named in the proxy or Voting Instruction Form as proxyholder, insert that person’s name in the blank space provided in the proxy or Voting Instruction Form (if permitted) and follow the instructions for submitting such proxy or Voting Instruction Form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your proxy or Voting Instruction Form.

If you are a non-registered Pembina Shareholder and wish to vote at the Pembina Shareholders’ Meeting, you must insert your own name in the space provided on the Voting Instruction Form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described below in Step 2. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and other instructions provided by your intermediary. Please also see further instructions below under “How can a non-registered Pembina Shareholder vote during the Pembina Shareholders’ Meeting?”

If you are a non-registered Pembina Shareholder located in the United States and wish to vote at the Pembina Shareholders’ Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described below under “How can a non-registered Pembina Shareholder vote during the Pembina Shareholders’ Meeting?”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form or contact your intermediary to request a legal proxy form if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from non-registered Pembina Shareholders located in the United States that wish to vote at the Pembina Shareholders’ Meeting or, if permitted, appoint third parties as their proxyholders must be sent by e-mail or by courier to: uslegalproxy@computershare.com (if by e-mail); or Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than the Pembina Proxy Deadline.

Step 2: Register your proxyholder: To register a third-party proxyholder, you must visit https://www.computershare.com/pembina by the Pembina Proxy Deadline and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to vote at the Pembina Shareholders’ Meeting but will be able to participate as guests.

Q:	Will my securities intermediary vote my Pembina Common Shares for me?

A:

A broker or other securities intermediary will vote your Pembina Common Shares only if you provide instructions to such intermediary on how to vote. If you fail to provide proper instructions, your Pembina Common Shares will not be voted on your behalf at the Pembina Shareholders’ Meeting. If you do not wish to appoint yourself as proxy, as a non-registered (beneficial) Pembina Shareholder, you should instruct your intermediary to vote your Pembina Common Shares on your behalf by following the directions on the Voting Instruction Form provided by such intermediary. Unless your intermediary gives you its proxy to vote at the Pembina Shareholders’ Meeting, you cannot vote the Pembina Common Shares owned by you at the Pembina Shareholders’ Meeting.

Q:	Should I send my form of proxy or Voting Instruction Form now?

A:

Yes. Once you have carefully read and considered the information in this Joint Information Circular, you will need to complete and submit the enclosed form of proxy or Voting Instruction Form, as applicable. You are encouraged to vote well in advance of the Pembina Proxy Deadline to ensure that your Pembina Common Shares are voted at the Pembina Shareholders’ Meeting.

Q:	Can I revoke my vote after I have voted by proxy?

A:

Yes. In addition to revocation in any other manner permitted by law, a Pembina Shareholder may revoke or change a previously made proxy vote: (a) by accessing the Pembina Shareholders’ Meeting by following the instructions under “How to Participate at the Pembina Shareholders’ Meeting” in this Joint Information Circular and voting their Pembina Common Shares during the designated time; (b) by an instrument in writing executed by the Pembina Shareholder or such Pembina Shareholder’s attorney authorized in writing or if the Pembina Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, indicating the capacity under which such officer or attorney is signing and deposited with Computershare, the transfer agent of Pembina, at the office designated in the Notice of Special Meeting of Pembina Shareholders not later than 1:00 p.m. (Calgary time) on the business day preceding the day of the Pembina Shareholders’ Meeting (or any adjournment or postponement thereof); or (c) by a duly executed and deposited proxy as provided herein bearing a later date or time than the date or time of the proxy being revoked.

Q:	Which form of proxy should I complete, sign and return?

A:

Accompanying this Joint Information Circular is a form of proxy or Voting Instruction Form for use by Pembina Shareholders. If you hold Pembina Common Shares, please complete, sign and return the form of proxy or Voting Instruction Form, as applicable.

Q:	What other approvals are required for the Arrangement to be completed?

A:

In addition to the approval by the Pembina Shareholders of the Pembina Common Share Issuance Resolution, in order for the Arrangement to be completed: (a) the Arrangement Resolution must be approved by not less than 66 2⁄3% of the votes cast by the IPL Shareholders present in person (virtually) or represented by proxy at the IPL Shareholders’ Meeting; and (b) other court and regulatory approvals must be obtained, including: (i) the conditional approval of the TSX in respect of the issuance and listing of the Pembina Common Shares to be issued to IPL Shareholders pursuant to the Arrangement and the approval, subject to official notice of issuance, of the listing of the Pembina Common Shares issuable pursuant to the Arrangement on the NYSE; and (ii) the Key Regulatory Approvals.

The Arrangement Agreement contains provisions which require Pembina to assume the risk of any regulatory delay or remedy under the Competition Act and close the Arrangement in a timely manner. These limit the ability of Pembina to delay closing of the Arrangement due to ongoing regulatory review. IPL and Pembina believe that meaningful challenges are unlikely due to the complementary nature of Inter Pipeline and Pembina’s operations, and are advised by their respective legal counsel that these provisions in the Arrangement Agreement reduce the risk to closing of the Arrangement.

See “Procedure for the Arrangement to Become Effective”.

Q:	When will the Arrangement become effective?

A:

The Arrangement will become effective at the time the Articles of Arrangement are filed with the Registrar, which is expected to occur late in the third quarter or early in the fourth quarter of 2021, provided that all required approvals are obtained. However, completion of the Arrangement is subject to a number of conditions and it is possible that factors outside the control of Inter Pipeline and/or Pembina could result in the Arrangement being completed at a later time, or not at all. Subject to certain limitations, each Party may terminate the Arrangement Agreement if it is not consummated by January 5, 2022; however either Party may, by giving written notice to the other Party, extend the Outside Date in increments of thirty (30) days if a Regulatory Approval has not been obtained, provided that: (a) the Outside Date is not extended past April 5, 2022; and (b) the failure to obtain the Regulatory Approval is not primarily the result of such Party’s failure to comply with its covenants with respect to obtaining such Regulatory Approval.

See “Timing”.

Q:	What will happen if the Pembina Common Share Issuance Resolution is not approved or the Arrangement is not completed for any reason?

A:

If the Pembina Common Share Issuance Resolution is not approved, the Arrangement Agreement may be terminated by either Inter Pipeline or Pembina. Pursuant to the terms of the Arrangement Agreement, Inter Pipeline and Pembina have agreed that Inter Pipeline will not solicit, initiate, encourage or otherwise facilitate any discussions concerning any other business combination or sale of material assets. The IPL Board may respond to unsolicited Superior Proposals subject to certain requirements and notification to Pembina who has the right to match any Superior Proposals within a five business day period. The Arrangement Agreement provides for an IPL Termination Fee of $350 million payable by Inter Pipeline if the Arrangement is terminated in certain circumstances. The Arrangement Agreement also provides for a $350 million Reverse Termination Fee payable by Pembina if the Arrangement is terminated in certain circumstances. Further, an expense reimbursement fee of $25 million may be payable by Inter Pipeline to Pembina or by Pembina to Inter Pipeline if the Arrangement is terminated in certain circumstances.

See “Effect of the Arrangement – The Arrangement Agreement – Termination”.

Q:	Are Pembina Shareholders entitled to dissent rights?

A:	No. Pembina Shareholders are not entitled to dissent rights in connection with the Pembina Common Share Issuance Resolution or the Arrangement.

Q:	Who should I contact if I have questions?

A:

Any Pembina Shareholders that have any questions about the Arrangement or the matters described in this Joint Information Circular, please contact your financial, legal or other professional advisors or Kingsdale Advisors for assistance. You can reach Kingsdale Advisors at 1-877-657-5859 (416-867-2272 for collect calls outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Joint Information Circular including the Summary and Appendices G, H and I. Terms and abbreviations used in the Appendices to this Joint Information Circular other than Appendices G, H and I are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

“ABCA” means the Business Corporations Act, R.S.A. 1985, c. B-9, as amended, including the regulations promulgated thereunder;

“Acquisition Proposal” means any inquiry or the making of any proposal, whether or not in writing, to Inter Pipeline, any of its Subsidiaries or the IPL Shareholders from any Person or group of Persons acting jointly or in concert (other than Pembina or its affiliates, but including, for clarity, Brookfield or any Person or group of Persons acting jointly or in concert with Brookfield), other than any transaction involving only Inter Pipeline and/or one or more of its Subsidiaries, which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions):

(a)

any direct or indirect sale, issuance or acquisition of shares or other securities (or securities convertible or exercisable for such shares or interests) in Inter Pipeline that, when taken together with the securities of Inter Pipeline held by the proposed acquiror and any Person acting jointly or in concert with such acquiror, represent 20% or more of the voting securities of Inter Pipeline, or rights or interests therein and thereto (and whether or not such Person or Persons held 20% or more of the voting securities of Inter Pipeline prior to such sale, issuance or acquisition);

(b)

any direct or indirect acquisition of assets (or any lease, long-term supply agreement, joint venture or other arrangement having the same economic effect as a purchase or sale of a substantial amount of assets) of Inter Pipeline or its Subsidiaries (including, for greater certainty, securities of any Subsidiary thereof) to which 20% or more of Inter Pipeline’s revenues, earnings or asset book value, on a consolidated basis, are attributable;

(c)

an amalgamation, arrangement, merger, business combination, or consolidation involving Inter Pipeline or one or more of its Subsidiaries that collectively own assets to which 20% or more of Inter Pipeline’s revenues, earnings or asset book value on a consolidated basis are attributable;

(d)

any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving Inter Pipeline or its Subsidiaries that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of Inter Pipeline or assets to which 20% or more of Inter Pipeline’s revenues, earnings or asset book value on a consolidated basis are attributable; or

(e)

any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to Pembina under the Arrangement Agreement or the Arrangement, and for greater certainty, the Parties acknowledge and agree that the Original Brookfield Bid, and any change or variation thereto that changes the amount or form of consideration offered thereunder or any other extension, change or variation thereto, shall be deemed to be an “Acquisition Proposal” and that each and any extension, change or variation to the Original Brookfield Bid shall each be deemed to be a new and distinct “Acquisition Proposal” for the purposes of the Arrangement Agreement;

“acting jointly or in concert” has the meaning set forth in NI 62-104;

“adjusted EBITDA” means adjusted net income before total interest less capitalized interest, income taxes, depreciation and amortization;

“ADTV” means average daily trading volume;

“affiliate” has the meaning set forth in the Securities Act (Alberta);

“Alberta Carbon Grid” has the meaning ascribed thereto under the heading “Recent Developments – Alberta Carbon Grid” in Appendix I to this Joint Information Circular;

“allowable capital loss” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Losses”;

“Amalco” means the corporation resulting from the amalgamation of Pembina and IPL pursuant to the Plan of Arrangement;

“Amended Bid” has the meaning ascribed thereto in Section 7.1(c) of the Arrangement Agreement;

“ARC” has the meaning ascribed thereto under the heading “Procedure for the Arrangement to Become Effective – Regulatory Approvals – Competition Act Approval”;

“Arrangement” means the arrangement pursuant to Section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the provisions of the Plan of Arrangement or made at the direction of the Court;

“Arrangement Agreement” means the arrangement agreement between Inter Pipeline and Pembina dated May 31, 2021 (including the schedules thereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion thereof;

“Arrangement Resolution” means a special resolution of the IPL Shareholders in respect of the Arrangement to be considered at the IPL Shareholders’ Meeting, the full text of which is set forth in Appendix A to this Joint Information Circular;

“Articles of Arrangement” means the articles of arrangement of Inter Pipeline in respect of the Arrangement required under subsection 193(10) of the ABCA to be sent to the Registrar for filing after the Final Order has been granted, giving effect to the Arrangement;

“associate” has the meaning set forth in the Securities Act (Alberta);

“Base Salary” has the meaning ascribed thereto in Appendix H under the heading “Director and Executive Compensation – Compensation Program Design and Key Elements – Executive Overall Compensation Structure”;

“BDP” means Burnet, Duckworth & Palmer LLP, legal counsel to IPL;

“Beneficial Holder” means a Shareholder who does not hold their Shares in their own name;

“BICELP” means Brookfield Infrastructure Corporation Exchange Limited Partnership;

“BIP” means Brookfield Infrastructure Partners L.P.;

“BIPC” means Brookfield Infrastructure Corporation;

“BIPC Shares” means the class A exchangeable subordinated voting share in the capital of BIPC;

“BIP Units” means non-voting limited partnership units of BIP;

“Blakes” means Blake, Cassels & Graydon LLP, legal counsel to Pembina;

“Broadridge” means Broadridge Financial Solutions, Inc.

“Brookfield” means Bison Acquisition Corp., an affiliate of Brookfield Infrastructure Partners L.P., and unless the context requires otherwise also includes Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Corporation and any of their respective affiliates;

“business day” means a day other than a Saturday, a Sunday or a statutory holiday or other day when banks in the City of Calgary, Alberta are not open for business;

“Canadian Securities Administrators” means the securities commission or other securities regulatory authority of each province and territory of Canada;

“Canadian Securities Laws” means the securities legislation or ordinance and regulations thereunder of each province and territory of Canada and the rules, instruments, policies and orders of each Canadian Securities Administrator made thereunder;

“CCAA” has the meaning ascribed thereto under the heading “Matters to be Considered at the IPL Shareholders’ Meeting – Director Profiles”;

“Cedar LNG Project” means the proposed floating LNG export facility in Kitimat, British Columbia;

“Certificate” means the certificate or proof of filing to be issued by the Registrar pursuant to subsection 193(11) or 193(12) of the ABCA in respect of the Articles of Arrangement giving effect to the Arrangement;

“Change in Recommendation” has the meaning ascribed thereto in Section 8.1(c)(ii) of the Arrangement Agreement;

“CIAC” has the meaning ascribed thereto in Appendix H under the heading “Corporate Governance – Sustainability and ESG Initiatives”;

“CIBC” has the meaning ascribed thereto in Appendix H under the heading “Compensation Governance – Compensation Oversight”;

“Code” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations”;

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act, or his designee;

“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34, as amended;

“Competition Act Approval” means, in respect of the Arrangement, the occurrence of one of the following:

(a)	the receipt of an advance ruling certificate under subsection 102(1) of the Competition Act; or

(b)

(i) the applicable waiting period under subsection 123(1) of the Competition Act, and any extension thereof, shall have expired or shall have been terminated under subsection 123(2) of the Competition Act, or the obligation to submit a notification under Part IX of the Competition Act shall have been waived by the Commissioner pursuant to paragraph 113(c) of the Competition Act, and (ii) unless waived in writing by Pembina, in its sole discretion, the Commissioner shall have issued a No Action Letter, and such shall remain in full force and effect;

“Computershare” means Computershare Trust Company of Canada, the registrar and transfer agent for the IPL Common Shares and the Pembina Common Shares;

“Confidentiality Agreements” means (a) the confidentiality agreement dated May 19, 2021 between Pembina and Inter Pipeline under which Inter Pipeline has provided certain information to Pembina; and (b) the confidentiality agreement dated May 20, 2021 between Pembina and Inter Pipeline under which Pembina has provided certain information to Inter Pipeline;

“Control Shares” has the meaning ascribed thereto under the heading “Joint Information Circular – Information for United States Securityholders”;

“Convention” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada – Dissenting Non-Resident Holders of IPL Common Shares”;

“Council” has the meaning ascribed thereto in Appendix H under the heading “Corporate Governance – Diversity – Promoting Diversity, Equality and Inclusion in the Workforce”;

“Court” means the Court of Queen’s Bench of Alberta;

“CRA” means the Canada Revenue Agency;

“CTA” means the Canada Transportation Act, R.S.C. 1996, C. 10, as amended;

“CTA Approval” means Inter Pipeline and Pembina shall have received a notice from the Minister of Transport pursuant to subsection 53.1(4) of the CTA or, if such notice has not been received, the completion of the Arrangement contemplated by the Arrangement Agreement shall not be prohibited under subsection 53.2(1) of the CTA;

“Current Brookfield Bid” means the Original Brookfield Bid as varied, changed and extended, as applicable, by the First Brookfield Notice of Variation and the Second Brookfield Notice of Variation;

“Depositary” means Computershare Investor Services Inc., or such other Person that may be appointed by the Parties in connection with the Arrangement for the purpose of receiving deposits of certificates or DRS Advices formerly representing IPL Common Shares;

“Dissenting IPL Shareholders” means the registered IPL Shareholders who validly exercise their Dissent Rights, which exercise of Dissent Rights has not been withdrawn, or is not deemed to have been withdrawn, before the Effective Time;

“Dissent Rights” means the rights of dissent provided for in Article 4 of the Plan of Arrangement;

“Dissenting Non-Resident Holder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada – Dissenting Non-Resident Holders of IPL Common Shares”;

“Dissenting Resident Holder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders of IPL Common Shares”;

“DOJ” has the meaning ascribed thereto under the heading “Procedure for the Arrangement to Become Effective – Regulatory Approvals – HSR Approval”;

“DRS Advice” means a Direct Registration System (DRS) advice;

“EBITDA” means net income before total interest less capitalized interest, income taxes, depreciation and amortization;

“Effective Date” means the date the Arrangement is effective under the ABCA, being the date shown on the Certificate;

“Effective Time” means the time at which the Articles of Arrangement are filed on the Effective Date and the Arrangement becomes effective;

“EH&S” has the meaning ascribed thereto in Appendix H under the heading “Corporate Governance – The Role of the IPL Board”;

“Encumbrance” includes any mortgage, pledge, collateral assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Endurance” has the meaning ascribed thereto under the heading “Matters to be Considered at the IPL Shareholders’ Meeting – Director Profiles”;

“Environmental Laws” means, with respect to any Person or its business, activities, property, assets or undertakings, all Laws, including the common law, relating to environmental or health and safety matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertakings, including legislation governing the reduction of greenhouse gas emissions and the use, transportation, storage and release of Hazardous Substances;

“ESG” means environmental, social and governance;

“Exchange Ratio” or “Consideration” means 0.5 of a Pembina Common Share for each IPL Common Share;

“Exchangeable LP Units” means the units of BICELP;

“Exchanges” means the TSX and, with respect to Pembina, also includes the NYSE;

“EY” means Ernst & Young LLP, Chartered Professional Accountants

“Fengate” means Fengate Central Utilities Block LP, and any of its respective affiliates;

“FFO” has the meaning ascribed thereto in Appendix H under the heading “Director and Executive Compensation –Executive Summary – 2020 Corporate Performance Considerations”;

“Final Order” means the final order of the Court approving the Arrangement pursuant to subsection 193(9)(a) of the ABCA, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

“First Brookfield Notice of Variation” means the notice of variation, change and extension of Brookfield dated June 4, 2021, amending the terms of the Original Brookfield Bid;

“First Revised Brookfield Bid” means the Original Brookfield Bid as varied, changed and extended by the First Brookfield Notice of Variation;

“forward-looking statements” has the meanings ascribed thereto in Appendices H and I under the headings “Forward-Looking Statements and Information”;

“FTC” has the meaning ascribed thereto under the heading “Procedure for the Arrangement to Become Effective – Regulatory Approvals – HSR Approval”;

“GGA” has the meaning ascribed thereto in Appendix H under the heading “Corporate Governance – Inter Pipeline Board Committees – Human Resources and Governance Committee – Other Activities”;

“Governmental Entity” means any: (a) multinational, foreign, federal, provincial, territory, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (b) subdivision, agent, commission, board or authority of any of the foregoing; (c) quasi-governmental or private body (including any securities commission or similar regulatory authority) exercising any regulatory or expropriation authority under or for the account of any of the foregoing; or (d) the Exchanges;

“Hazardous Substances” means any waste or other substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws;

“Holder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations”;

“HPC Project” means the project to develop, construct, complete, commission, operate, maintain and ultimately abandon the Heartland Petrochemical Complex, which is a petrochemical project consisting primarily of a propane dehydrogenation facility, a polypropylene production facility and a central utility block, and which is being developed by Inter Pipeline near Fort Saskatchewan, Alberta and which will be owned and operated by Inter Pipeline (other than the central utilities block which will be owned by Fengate but developed, constructed, completed, commissioned, operated, maintained and ultimately abandoned by Inter Pipeline);

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“HSR Approval” means all applicable waiting periods (and any extensions thereof) in respect of the Arrangement under the HSR Act shall have expired or been terminated;

“Initial Value” has the meaning ascribed thereto under the heading “The Arrangement – Reasons for and Benefits of the Arrangement – Additional Reasons and Benefits for IPL Shareholders”;

“IFRS” means International Financial Reporting Standards as incorporated in the Chartered Professional Accountants of Canada Handbook, at the relevant time applied on a consistent basis;

“NAIT” has the meaning ascribed thereto in Appendix H under the heading “Corporate Governance – Sustainability and ESG Initiatives”;

“Inter Pipeline” or “IPL” means Inter Pipeline Ltd.;

“Inter Terminals” means, collectively, Inter Terminals Sweden A.B., Inter Terminals Denmark Limited and Inter Terminals Denmark A/S, each being a Subsidiary of Inter Pipeline;

“Inter Terminals Demand Facility” has the meaning ascribed thereto under the heading “Pro Forma Information of Pembina After Giving Effect to the Arrangement – Pro Forma Consolidated Capitalization of Pembina”;

“Interim Order” means the interim order of the Court under subsection 193(4) of the ABCA, as the same may be amended, containing declarations and directions in respect of the notice to be given and the conduct of the IPL Shareholders’ Meeting with respect to the Arrangement, a copy of which is attached hereto as Appendix D to this Joint Information Circular;

“Investment Canada Act” means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.), as amended;

“IPL 2017 Shareholder Rights Plan” means Inter Pipeline’s Amended and Restated Shareholder Protection Rights Plan Agreement dated May 8, 2017, as amended, amended and restated, replaced or further supplemented from time to time;

“IPL AIF” means the annual information form of Inter Pipeline for the year ended December 31, 2020 dated February 18, 2021;

“IPL Annual Financial Statements” means the audited consolidated financial statements of IPL as at and for the years ended December 31, 2020 and 2019 together with the notes thereto and the auditors’ report thereon;

“IPL Annual MD&A” means management’s discussion and analysis of the financial and operating results of Inter Pipeline for the year ended December 31, 2020;

“IPL Board” means the board of directors of Inter Pipeline;

“IPL Board Mandate” has the meaning ascribed thereto in Appendix H under the heading “Corporate Governance – IPL Board Mandate”;

“IPL Common Shares” means the common shares in the capital of Inter Pipeline;

“IPL Corridor” means Inter Pipeline (Corridor) Inc., a corporation existing under the laws of the Province of Alberta;

“IPL Corridor Credit Facilities” has the meaning ascribed thereto under the heading “Pro Forma Information of Pembina After Giving Effect to the Arrangement – Pro Forma Consolidated Capitalization of Pembina”;

“IPL Corridor Demand Facility” has the meaning ascribed thereto under the heading “Pro Forma Information of Pembina After Giving Effect to the Arrangement – Pro Forma Consolidated Capitalization of Pembina”;

“IPL Corridor Revolving Credit Facility” has the meaning ascribed thereto under the heading “Pro Forma Information of Pembina After Giving Effect to the Arrangement – Pro Forma Consolidated Capitalization of Pembina”;

“IPL Credit Facilities” has the meaning ascribed thereto under the heading “Pro Forma Information of Pembina After Giving Effect to the Arrangement – Pro Forma Consolidated Capitalization of Pembina”;

“IPL Data Room” means the electronic data room, as existing as of the date of the Arrangement Agreement, and made available by Inter Pipeline to Pembina and its Representatives in connection with the Arrangement;

“IPL Demand Facility” has the meaning ascribed thereto under the heading “Pro Forma Information of Pembina After Giving Effect to the Arrangement – Pro Forma Consolidated Capitalization of Pembina”;

“IPL Disclosure Documents” has the meaning ascribed thereto in paragraph (z) of Schedule D of the Arrangement Agreement;

“IPL Disclosure Letter” means the disclosure letter delivered by Inter Pipeline to Pembina and dated May 31, 2021;

“IPL Employee Obligations” means any obligations or liabilities of Inter Pipeline to pay any amount to or on behalf of its directors, consultants or IPL Employees (other than for salary, vacation pay and directors’ fees in the ordinary course and in amounts consistent with historic practices and not including payments made in respect of IPL Incentive Awards, but including any retention or similar bonus payments) arising under any agreement or applicable Laws as a result of the completion of the Arrangement or the termination of such directors, consultants and IPL Employees, and without limiting the generality of the foregoing, IPL Employee Obligations shall include the obligations of Inter Pipeline for severance payments pursuant to the IPL Employment Agreements (assuming the employment of the IPL Employees party thereto is terminated on the Effective Date) and severance, termination and change of control payments payable to any other IPL Employees arising under any agreement or applicable Laws as a result of the completion of the Arrangement or the termination of such directors, consultants and IPL Employees;

“IPL Employees” means the officers and other employees of Inter Pipeline or of any of its Subsidiaries;

“IPL Employment Agreements” means the executive employment agreements between Inter Pipeline and the eleven officers of Inter Pipeline disclosed in the IPL Disclosure Letter and made available to Pembina prior to May 31, 2021;

“IPL Executive Officers” means Christian Bayle, Nipa Chakravarti, David Chappell, Anita Dusevic Oliva, Brent Heagy, Spil Kousinioris, Jim Madro, Jeff Marchant, Cory Neufeld, Bernard Perron and Jeremy Roberge;

“IPL Fairness Opinions” means, collectively, the TD Fairness Opinion and the J.P. Morgan Fairness Opinion;

“IPL Financial Advisors” means TD and J.P. Morgan, financial advisors to Inter Pipeline and the IPL Special Committee, respectively;

“IPL First Revolving Credit Facility” has the meaning ascribed thereto under the heading “Pro Forma Information of Pembina After Giving Effect to the Arrangement – Pro Forma Consolidated Capitalization of Pembina”;

“IPL Hybrid Note Amendments” means the proposed amendments to the IPL Hybrid Note Indenture and IPL Hybrid Notes to, among other things, provide the holders thereof the right, effective immediately prior to the Effective Time, to exchange their IPL Hybrid Notes for notes of Pembina issued pursuant to the Pembina Hybrid Note Indenture;

“IPL Hybrid Note Indenture” means the note indenture dated February 2, 2011 between Inter Pipeline Fund (the predecessor in interest to IPL), certain subsidiary guarantors thereunder and Computershare Trust Company of Canada, as supplemented from time to time up to and including the twelfth supplemental note indenture dated June 1, 2020 between IPL and Computershare Trust Company of Canada, as the same may be further amended or supplemented from time to time, providing for the issue of debt securities of IPL, including the Hybrid Notes;

“IPL Hybrid Notes” means, collectively: (a) the $750 million principal amount of Fixed-to-Floating Rate Subordinated Notes, Series 2019-A of IPL due March 26, 2079; and (b) the $700 million principal amount of Fixed-to-Floating Rate Subordinated Notes, Series 2019-B of IPL due November 19, 2079;

“IPL Non-IFRS Measures” has the meaning ascribed thereto under the heading “Supplemental Disclosure – Non-IFRS Measures”;

“IPL Incentive Award Plans” means, together, the IPL PSU Plans and the IPL RSU Plans, including any award agreements related to IPL Incentive Awards granted thereunder;

“IPL Incentive Awards” means, collectively, the IPL PSUs and IPL RSUs;

“IPL Interim Financial Statements” means the interim financial statements of IPL as at and for the three months ended March 31, 2021 and 2020;

“IPL Interim MD&A” means management’s discussion and analysis of the financial and operating results of Inter Pipeline for the three months ended March 31, 2021;

“IPL Proxy Deadline” means 10:00 a.m. (Calgary time) on July 27, 2021, or 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time of any adjournment or postponement of the IPL Shareholders’ Meeting;

“IPL PSU Plans” means, collectively, Inter Pipeline’s Performance Share Unit Plan amended and restated February 20, 2020 and Inter Pipeline’s Performance Share Unit Plan dated January 1, 2015 and amended effective August 15, 2015;

“IPL PSUs” means performance share units granted pursuant to the IPL PSU Plans, including any related dividend equivalent units;

“IPL Record Date” means June 16, 2021;

“IPL RSU Plans” means, collectively, Inter Pipeline’s Restricted Share Unit Plan amended and restated February 20, 2020 and Inter Pipeline’s Restricted Share Unit Plan amended and restated May 7, 2018, including any amendments thereto;

“IPL RSUs” means restricted share units granted pursuant to the IPL RSU Plans, including any related dividend equivalent units;

“IPL Second Revolving Credit Facility” has the meaning ascribed thereto under the heading “Pro Forma Information of Pembina After Giving Effect to the Arrangement – Pro Forma Consolidated Capitalization of Pembina”;

“IPL Shareholder Rights Plans” means, collectively, the IPL 2017 Shareholder Rights Plan and the IPL Supplemental Rights Plan;

“IPL Shareholders” means the holders of IPL Common Shares;

“IPL Shareholders’ Meeting” means such meeting or meetings of the IPL Shareholders, including any adjournment thereof, that is or are to be convened as provided by the Interim Order to consider, and if deemed advisable approve, the Arrangement Resolution;

“IPL Special Committee” means the independent committee of the IPL Board comprised of independent directors (within the meaning of applicable Canadian Securities Laws) of Inter Pipeline;

“IPL Supplemental Rights Plan” means Inter Pipeline’s Shareholder Protection Rights Plan Agreement made as of March 31, 2021, as amended, amended and restated, replaced or further supplemented from time to time;

“IPL Support Agreements” means the support agreements between Pembina and each of the Supporting IPL Shareholders pursuant to which the Supporting IPL Shareholders agreed, among other things, to vote the IPL Common Shares held by them in favour of the Arrangement Resolution and to otherwise support the Arrangement;

“IPL Term Facility” has the meaning ascribed thereto under the heading “Pro Forma Information of Pembina After Giving Effect to the Arrangement – Pro Forma Consolidated Capitalization of Pembina”;

“IPL Termination Fee” has the meaning ascribed thereto under the heading “Effect of the Arrangement – The Arrangement Agreement –Termination Fees”;

“IPL Termination Fee Event” has the meaning ascribed thereto under the heading “Effect of the Arrangement – The Arrangement Agreement – Termination Fees”;

“IPL VWAP” means the five day weighted average trading price of the IPL Common Shares ending on the second trading day prior to the Effective Date;

“IRS” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations”;

“Joint Information Circular” means the notice of the Pembina Shareholders’ Meeting and the notice of the IPL Shareholders’ Meeting to be sent to Pembina Shareholders and IPL Shareholders, respectively, and the management information circular to be prepared in connection with the Pembina Shareholders’ Meeting and the IPL Shareholders’ Meeting, together with any amendments thereto or supplements thereof, and any other registration statement, information circular or proxy statement which may be prepared in connection with the Pembina Shareholders’ Meeting and/or the IPL Shareholders’ Meeting;

“J.P. Morgan” means J.P. Morgan Securities Canada Inc., financial advisor to the IPL Special Committee;

“J.P. Morgan Fairness Opinion” means the written opinion of J.P. Morgan to the IPL Board dated May 31, 2021, a copy of which is attached as Appendix E to this Joint Information Circular;

“Key Regulatory Approvals” means the Competition Act Approval, the HSR Approval and the CTA Approval;

“KPIs” has the meaning ascribed thereto in Appendix H under the heading “Corporate Governance – Sustainability and ESG Initiatives”;

“Laws” means all laws, by-laws, statutes, rules, regulations, principles of law, decisions, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity (including the Exchanges) or self-regulatory authority; and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Persons or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities; and “Laws” includes Environmental Laws, Canadian Securities Laws and U.S. Securities Laws;

“Letter of Transmittal” means the letter of transmittal sent to registered IPL Shareholders pursuant to which registered IPL Shareholders are required to deliver certificates or DRS Advices representing the IPL Common Shares to the Depositary in order to receive the Pembina Common Shares on the Arrangement becoming effective;

“LTIP” has the meaning ascribed thereto in Appendix H under the heading “Director and Executive Compensation – Compensation Program Design and Key Elements – Executive Overall Compensation Structure”;

“majority withhold vote” has the meaning ascribed thereto under the heading “Matters to be Considered at the IPL Shareholders’ Meeting – Voting and Director Matters – Inter Pipeline’s Policy on Majority Voting”;

“Material Adverse Change” or “Material Adverse Effect” means, with respect to any Person and its Subsidiaries, taken as a whole, any fact or state of facts, circumstance, change, effect, occurrence or event which, either individually is or in the aggregate are, or individually or in the aggregate would reasonably be expected to be, material and adverse to the business, operations, results of operations, properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with:

(a)

any matter or prospective matter which has, at or prior to the date hereof, been publicly disclosed by such Person or has been disclosed by Inter Pipeline to Pembina in the IPL Disclosure Letter in respect of Inter Pipeline and by Pembina to Inter Pipeline in the Pembina Disclosure Letter in respect of Pembina;

(b)

the failure of such Person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of the Arrangement Agreement;

(c)

conditions affecting (i) the midstream oil, gas (including liquefied natural gas) and natural gas liquids industry, including transportation, management, logistics, storage, processing, terminalling and fractionation activities, (ii) the bulk products storage and terminalling industry, or (iii) in the case of Inter Pipeline, the petrochemical industry (together, the “Relevant Business”) as a whole;

(d)	changes in Laws (including tax Laws) or any change in IFRS or regulatory accounting requirements applicable to the Relevant Business;

(e)

any change in (i) global, national or regional political conditions (including the outbreak of war or acts of terrorism), (ii) general economic, business, regulatory, or market conditions, (iii) national or global financial or capital markets or commodity markets (including any decline in crude oil, bitumen, refined products or natural gas prices on a current or forward basis), or (iv) demand for storage and terminalling services for bulk/liquids products;

(f)	any natural disaster;

(g)	any epidemic, pandemic or outbreaks of illness (including the COVID-19 pandemic) or other health crisis or public health event declared by a Governmental Entity, including the worsening thereof;

(h)

any changes in the trading price or trading volumes of any listed securities of Pembina or Inter Pipeline, as applicable, or any credit rating downgrade, negative outlook, watch or similar event relating to such Person or any of its Subsidiaries (provided, however, that the causes underlying such changes may be considered to determine whether such causes constitute a Material Adverse Change or Material Adverse Effect);

(i)	any actions taken (or omitted to be taken) at the written request or with the prior written approval of the other Party; or

(j)

the announcement of the Arrangement Agreement or any action taken by such Person or any of its Subsidiaries that is required pursuant to the Arrangement Agreement (including any steps taken pursuant to Section 5.4 of the Arrangement Agreement to obtain any Regulatory Approvals, but excluding any obligation to act in the ordinary course of business), provided, however, that (i) with respect to paragraphs (c), (d), (e), (f) and (g), such matter does not have a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to comparable entities operating in the Relevant Business, in which case, for the relevant exclusion from this definition of “Material Adverse Change” or “Material Adverse Effect” referred to in paragraphs (c), (d), (e), (f) and (g), such matter shall be taken into account in determining whether a “Material Adverse Change” or “Material Adverse Effect” has occurred only to the extent such matter has a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, when compared to other participants in the Relevant Business, and (ii) references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a “Material Adverse Change” or a “Material Adverse Effect” has occurred;

“May 25 Brookfield Proposal” has the meaning ascribed thereto under the heading “The Arrangement – Background to the Arrangement – Inter Pipeline”;

“May 31 Brookfield Proposal” has the meaning ascribed thereto under the heading “The Arrangement – Background to the Arrangement – Inter Pipeline”;

“Meetings” means collectively, the IPL Shareholders’ Meeting and the Pembina Shareholders’ Meeting, and “Meeting” means either of them;

“Meeting Materials” means, collectively, this Joint Information Circular (including the Appendices hereto), the Notice of Annual and Special Meeting of IPL Shareholders, the Notice of Special Meeting of Pembina Shareholders, the Letter to IPL Shareholders, the Letter to Pembina Shareholders, the Notice of Application, the forms of proxy and the Letter of Transmittal;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“NACD” has the meaning ascribed thereto in Appendix H under the heading “Corporate Governance – Continuing Education – ICD Membership”;

“NAIT” has the meaning ascribed thereto in Appendix H under the heading “Corporate Governance – Sustainability and ESG Initiatives”;

“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids;

“NIST” has the meaning ascribed thereto in Appendix H under the heading “Corporate Governance – Cyber Security”;

“No Action Letter” has the meaning ascribed thereto under the heading “Procedure for the Arrangement to Become Effective – Regulatory Approvals – Competition Act Approval”;

“Non-NEO IPL Officers” has the meaning ascribed thereto under the heading “Interests of Certain Persons or Companies in the Arrangement – Summary of Interests of Directors and Executive Officers of Inter Pipeline in the Arrangement”;

“Non-Resident Holder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”;

“NP 62-202” means National Policy 62-202 – Take-Over Bids – Defensive Tactics;

“NYSE” means the New York Stock Exchange;

“Original Brookfield Bid” means the unsolicited take-over bid for the outstanding IPL Common Shares made by Brookfield pursuant to Brookfield’s offer to purchase and take-over bid circular dated February 22, 2021 (as such bid may be extended, changed or varied, other than to change the amount or form of consideration offered pursuant thereto (and, for clarity, if such bid is changed or varied to change or vary the amount or form of consideration offered pursuant thereto, such bid shall not constitute the “Original Brookfield Bid”));

“Outside Date” means January 5, 2022, subject to the right of either Party to postpone the Outside Date for up to an additional 90 days (in 30-day increments) if a Regulatory Approval has not been obtained, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Calgary time) on the date that is not less than five days prior to the original Outside Date (and any subsequent Outside Date), or such later date as may be agreed to in writing by the Parties, provided that, notwithstanding the foregoing, a Party shall not be permitted to postpone the Outside Date if the failure to obtain a Regulatory Approval is primarily the result of such Party’s failure to comply with its covenants with respect to obtaining such Regulatory Approval in the Arrangement Agreement;

“Parties” means Pembina and Inter Pipeline, and “Party” means either one of them;

“Pembina” means Pembina Pipeline Corporation;

“Pembina AGM Circular” means the management information circular of Pembina dated March 19, 2021 relating to the annual meeting of Pembina Shareholders held on May 7, 2021;

“Pembina AIF” means the annual information form of Pembina for the year ended December 31, 2020 dated February 25, 2021;

“Pembina Annual Financial Statements” means the audited consolidated financial statements of Pembina as at and for the years ended December 31, 2020 and 2019 together with the notes thereto and the auditors’ report thereon;

“Pembina Annual MD&A” means management’s discussion and analysis of the financial and operating result of Pembina for the year ended December 31, 2020;

“Pembina Board” means the board of directors of Pembina;

“Pembina Canadian Dollar Term Loan” has the meaning ascribed thereto under the heading “Pro Forma Information of Pembina After Giving Effect to the Arrangement – Pro Forma Consolidated Capitalization of Pembina”;

“Pembina Class A Preferred Shares” means the Class A Preferred Shares in the capital of Pembina;

“Pembina Class B Preferred Shares” means the Class B Preferred Shares in the capital of Pembina;

“Pembina Common Share Issuance Resolution” means the ordinary resolution of the Pembina Shareholders to authorize and approve the issuance by Pembina of the Pembina Common Shares to the IPL Shareholders pursuant to the Arrangement, the full text of which is set forth in Appendix B to this Joint Information Circular;

“Pembina Common Shares” means the Common Shares in the capital of Pembina;

“Pembina Credit Facilities” has the meaning ascribed thereto under the heading “Pro Forma Information of Pembina After Giving Effect to the Arrangement – Pro Forma Consolidated Capitalization of Pembina”;

“Pembina Data Room” means the electronic data room, as existing as of the date of the Arrangement Agreement, and made available by Pembina to Inter Pipeline and its Representatives in connection with the Arrangement;

“Pembina Disclosure Documents” has the meaning ascribed thereto in paragraph (n) of Schedule C of the Arrangement Agreement;

“Pembina Disclosure Letter” means the disclosure letter delivered by Pembina to Inter Pipeline and dated the date of the Arrangement Agreement;

“Pembina Fairness Opinion” means the written opinion of Scotia Capital to the Pembina Board dated May 31, 2021, a copy of which is attached as Appendix F to this Joint Information Circular;

“Pembina Hybrid Note Indenture” means the note indenture dated January 25, 2021 between Pembina and Computershare Trust Company of Canada, as the same may be amended or supplemented from time to time, providing for the issue of debt securities of Pembina, including the Pembina Hybrid Notes;

“Pembina Hybrid Notes” means the $600 million aggregate principal amount of 4.80% Fixed-to-Fixed Rate Subordinated Hybrid Notes, Series 1 of Pembina due January 25, 2081;

“Pembina Operating Credit Facility” has the meaning ascribed thereto under the heading “Pro Forma Information of Pembina After Giving Effect to the Arrangement – Pro Forma Consolidated Capitalization of Pembina”;

“Pembina Option Plan” means Pembina’s stock option plan dated May 26, 2011, as amended effective November 30, 2016 and as further amended effective February 26, 2020;

“Pembina Options” means options to purchase Pembina Common Shares granted pursuant to the Pembina Option Plan;

“Pembina Pro Forma Financial Statements” has the meaning ascribed thereto under the heading “Pro Forma Information of Pembina After Giving Effect to the Arrangement – Selected Unaudited Pro Forma Consolidated Financial Information”;

“Pembina Proxy Deadline” means 1:00 p.m. (Calgary time) on July 27, 2021, or 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time of any adjournment or postponement of the Pembina Shareholders’ Meeting;

“Pembina Q1 2021 Interim Financial Statements” means the interim financial statements of Pembina as at and for the three months ended March 31, 2021 and 2020;

“Pembina Record Date” means June 28, 2021;

“Pembina Revolving Credit Facility” has the meaning ascribed thereto under the heading “Pro Forma Information of Pembina After Giving Effect to the Arrangement – Pro Forma Consolidated Capitalization of Pembina”;

“Pembina Series 1 Class A Preferred Shares” means the Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 1 of Pembina;

“Pembina Series 3 Class A Preferred Shares” means the Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 3 of Pembina;

“Pembina Series 5 Class A Preferred Shares” means the Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 5 of Pembina;

“Pembina Series 7 Class A Preferred Shares” means the Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 7 of Pembina;

“Pembina Series 9 Class A Preferred Shares” means the Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 9 of Pembina;

“Pembina Series 13 Class A Preferred Shares” means the Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 13 of Pembina;

“Pembina Series 15 Class A Preferred Shares” means the Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 15 of Pembina;

“Pembina Series 17 Class A Preferred Shares” means the Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 17 of Pembina;

“Pembina Series 19 Class A Preferred Shares” means the Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 19 of Pembina;

“Pembina Series 21 Class A Preferred Shares” means the Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 21 of Pembina;

“Pembina Series 23 Class A Preferred Shares” means the Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 23 of Pembina;

“Pembina Series 25 Class A Preferred Shares” means the Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 25 of Pembina;

“Pembina Series 2021-A Class A Preferred Shares” means the Cumulative Redeemable Fixed-To-Fixed Rate Class A Preferred Shares, Series 2021-A of Pembina;

“Pembina Shareholder Rights Plan” means Pembina’s shareholder rights plan dated effective as of May 12, 2016;

“Pembina Shareholders” means the holders of Pembina Common Shares;

“Pembina Shareholders’ Meeting” means such meeting or meetings of the Pembina Shareholders, including any adjournment thereof, that is to be convened to consider, and if deemed advisable, approve the Pembina Common Share Issuance Resolution;

“Pembina U.S. Dollar Term Loan” has the meaning ascribed thereto under the heading “Pro Forma Information of Pembina After Giving Effect to the Arrangement – Pro Forma Consolidated Capitalization of Pembina”;

“Person” includes an individual, firm, trust, partnership, association, corporation, joint venture, trustee, executor, administrator, legal representative or government (including any Governmental Entity);

“PFIC” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations – U.S. Federal Income Tax Considerations of the Arrangement”;

“Phase IX Expansion” has the meaning ascribed thereto under the heading “Recent Developments – Reactivation of Phase IX Peace Pipeline Expansion” in Appendix I to this Joint Information Circular;

“Plan of Arrangement” means the amended plan of arrangement substantially in the form set forth in Schedule A of the Arrangement Agreement and any amendments or variations thereto made in accordance with Section 9.1 of the Arrangement Agreement or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Pembina and Inter Pipeline, each acting reasonably;

“Pre-Arrangement Reorganization” has the meaning ascribed thereto in Section 5.5 of the Arrangement Agreement;

“prior PFIC years” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations – U.S. Federal Income Tax Considerations of the Arrangement”;

“Proposed Amendments” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations”;

“Questionnaire” has the meaning ascribed thereto in Appendix H under the heading “Corporate Governance – Assessing the IPL Board – Annual Directors’ Questionnaire”;

“Receiving Party” has the meaning ascribed thereto in Section 6.4 of the Arrangement Agreement;

“RDSPs” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”;

“Registered Plans” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”;

“Registrar” means the Registrar of Corporations duly appointed pursuant to Section 263 of the ABCA;

“Regulatory Action” has the meaning ascribed thereto under the heading “Procedure for the Arrangement to Become Effective – Regulatory Approvals – Covenants to Obtain Regulatory Approvals”;

“Regulatory Approvals” means the Key Regulatory Approvals and any other consent, waiver, permit, permission, exemption, review, order, decision or approval of, or any registration and filing with or withdrawal of any objection or successful conclusion of any litigation brought by, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity or pursuant to a written agreement between the Parties and a Governmental Entity to refrain from consummating the Arrangement, in each case required under Laws or that the Parties agree to obtain in connection with the Arrangement;

“Relevant Business” has the meaning set forth in the definitions of “Material Adverse Change” and “Material Adverse Effect”;

“Representatives” means the officers, directors, employees, financial advisors, legal counsel, accountants and other agents and representatives of a Party;

“Resident Holder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“RESPs” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”;

“Retirement Plan” has the meaning ascribed thereto in paragraph 1.1(v)(vii) of Schedule D of the Arrangement Agreement;

“Reverse Termination Fee” has the meaning ascribed thereto under the heading “Effect of the Arrangement – The Arrangement Agreement – Termination Fees”;

“Reverse Termination Fee Event” has the meaning ascribed thereto under the heading “Effect of the Arrangement – The Arrangement Agreement – Termination Fees”;

“Rights Agent” means Computershare Trust Company of Canada, rights agent under the IPL Supplemental Rights Plan;

“ROIC” has the meaning ascribed thereto in Appendix H under the heading “Director and Executive Compensation – Executive and Director Compensation Program Updates”;

“RRIFs” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”;

“RRSPs” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”;

“S&P” has the meaning ascribed thereto in Appendix H under the heading “Director and Executive Compensation – Executive Summary – 2020 Corporate Performance Considerations”;

“Scotia Capital” means Scotia Capital Inc., financial advisor to Pembina;

“SEC” means the United States Securities and Exchange Commission;

“Second Brookfield Notice of Variation” means the notice of variation and extension of Brookfield dated June 21, 2021, amending the terms of the Original Brookfield Bid, as amended by the First Brookfield Notice of Variation;

“Securities Regulators” means, collectively, the Canadian Securities Administrators and the SEC;

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators;

“Shareholders” means collectively, the IPL Shareholders and/or the Pembina Shareholders, as the context requires;

“Shares” means collectively, the IPL Common Shares and/or the Pembina Common Shares, at the context requires;

“STIP” as the meaning ascribed thereto in Appendix H under the heading “Director and Executive Compensation – Compensation Program Design and Key Elements – Executive Overall Compensation Structure”;

“Strategic Review” has the meaning ascribed thereto under the heading “Background to the Arrangement – Inter Pipeline”;

“Subsidiary” has the meaning set forth in the Securities Act (Alberta);

“Superior Proposal” means an unsolicited written bona fide Acquisition Proposal made after the date hereof by a Person (other than Pembina or its affiliates) to acquire not less than all of the outstanding IPL Common Shares or not less than all or substantially all of the consolidated assets of Inter Pipeline:

(a)	that complies with applicable Laws and did not result from or involve a breach of Section 7.1 of the Arrangement Agreement;

(b)

that is not subject to a financing condition and in respect of which any funds or other consideration necessary to complete such Acquisition Proposal have been demonstrated to the satisfaction of the IPL Board, acting in good faith (after consultation with its financial advisor(s) and outside legal counsel) have been obtained or are reasonably likely to be obtained to fund completion of such Acquisition Proposal at the time and on the basis set out therein;

(c)	that is not subject to a due diligence or access condition;

(d)

in respect of which the IPL Board has determined, in good faith, after consultation with its financial advisor(s) and outside legal counsel, would or would be reasonably likely to, if consummated in accordance with its terms and without assuming away the risk of non-completion, result in a transaction more favourable, from a financial point of view, for IPL Shareholders than the transaction contemplated by the Arrangement Agreement (including after considering the proposal to adjust the terms and conditions of the Arrangement as contemplated in Section 7.1(c) of the Arrangement Agreement);

(e)

that the IPL Board has determined, in good faith, after consultation with its financial advisor(s) and outside legal counsel, is reasonably capable of being completed at the time and on the terms proposed, without undue delay and taking into account all legal, financial, regulatory (including with respect to the Key Regulatory Approvals and any approval required under the Investment Canada Act to the extent applicable) and other aspects of such Acquisition Proposal and the Person or group of Persons making such proposal; and

(f)

after receiving the advice of outside legal counsel, that the failure by the IPL Board to accept, recommend, approve or enter into a definitive agreement to implement, as applicable, such Acquisition Proposal would be inconsistent with its fiduciary duties under applicable Laws, provided, however, that the Original Brookfield Bid shall be deemed not to be, and may not constitute, a Superior Proposal for any purpose of the Arrangement Agreement;

“Supplementary Information Request” has the meaning ascribed thereto under the heading “Procedure for the Arrangement to Become Effective – Regulatory Approvals – Competition Act Approval”;

“Supporting IPL Shareholders” means all of the directors and executive officers of Inter Pipeline;

“Tax” or “Taxes” means all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever, however denominated, together with any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Entity, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including federal, provincial and state income taxes), capital taxes, payroll and employee withholding taxes, gasoline and fuel taxes, employment insurance, social insurance taxes (including Canada Pension Plan payments), sales and use taxes (including goods and services, harmonized sales, provincial or territorial sales tax), ad valorem taxes, value-added taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, withholding, environmental taxes, carbon taxes, transfer taxes, workers’ compensation premiums or charges, pension assessment and other governmental charges, customs duties and import and export taxes, and other obligations of the same or of a similar nature to any of the foregoing, which one of the Parties or any of its Subsidiaries is required to pay, withhold or collect;

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

“taxable capital gain” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Losses”;

“TD Fairness Opinion” means the written opinion of TD Securities to the IPL Board dated May 31, 2021, a copy of which is attached as Appendix E to this Joint Information Circular;

“TD Securities” means TD Securities Inc., financial advisor to IPL;

“TFSAs” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”;

“Total Return Swap” has the meaning ascribed thereto under the heading “General Proxy Matters – Inter Pipeline – Voting Securities of Inter Pipeline and Principal Holders thereof”;

“TRC #92” has the meaning ascribed thereto in Appendix H under the heading “Corporate Governance – Diversity – Promoting Diversity, Equality and Inclusion in the Workforce”;

“Tribunal” has the meaning ascribed thereto under the heading “Procedure for the Arrangement to Become Effective – Regulatory Approvals –Competition Act Approval”;

“TRSR” has the meaning ascribed thereto in Appendix H under the heading “Director and Executive Compensation – Compensation Program Design and Key Elements – IPL PSUs – Total Relative Shareholder Return Metric”;

“TSX” means The Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Holder” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations”;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Securities Laws” means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder;

“Veresen” has the meaning ascribed thereto under the heading “Pro Forma Information of Pembina After Giving Effect to the Arrangement – Pro Forma Consolidated Capitalization of Pembina”;

“WBF” has the meaning ascribed thereto in Appendix H under the heading “Corporate Governance – Diversity – Promoting Diversity, Equality and Inclusion in the Workforce”; and

“WCSB” means the Western Canadian sedimentary basin.

Words importing the singular include the plural and vice versa and words importing any gender include all genders.

CONVENTIONS

Certain terms used herein are defined in the “Glossary of Terms”. Unless otherwise indicated, references herein to “$” or “dollars” are to Canadian dollars and references herein to “US$” or “U.S. dollars” are to United States dollars. All financial information in Appendices G, H and I to this Joint Information Circular has been presented in Canadian dollars in accordance with IFRS.

ABBREVIATIONS

The following are abbreviations and definitions used in this Joint Information Circular (including Appendices G, H and I, respectively):

bbl	barrel
bbls	barrels
bbls/d	barrels per day
Bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
LNG	liquefied natural gas
mcf	thousand cubic feet
mcfe	thousand cubic feet equivalent
mmcf/d	million cubic feet per day
NGL	natural gas liquids
WTI	West Texas Intermediate

JOINT INFORMATION CIRCULAR

Introduction

This Joint Information Circular is furnished in connection with the solicitation of proxies by the management of Inter Pipeline and Pembina for use at the IPL Shareholders’ Meeting and the Pembina Shareholders’ Meeting, respectively, and at any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or make any representation in connection with the Arrangement and the issuance of Pembina Common Shares in connection with the Arrangement, or any other matters to be considered at the IPL Shareholders’ Meeting and Pembina Shareholders’ Meeting other than those contained in this Joint Information Circular, and if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning Inter Pipeline contained and incorporated by reference in this Joint Information Circular, including, but not limited to, the information in Appendix H to this Joint Information Circular, has been provided by Inter Pipeline. Although Pembina has no knowledge that would indicate that any of such information is untrue or incomplete, Pembina does not assume any responsibility for the accuracy or completeness of such information or the failure by Inter Pipeline to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Pembina.

The information concerning Pembina contained and incorporated by reference in this Joint Information Circular, including, but not limited to, the information in Appendix I to this Joint Information Circular, has been provided by Pembina. Although Inter Pipeline has no knowledge that would indicate that any of such information is untrue or incomplete, Inter Pipeline does not assume any responsibility for the accuracy or completeness of such information or the failure by Pembina to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Inter Pipeline.

This Joint Information Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation. Neither the delivery of this Joint Information Circular nor any distribution of the securities referred to in this Joint Information Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Joint Information Circular.

Information contained in or otherwise accessed through Inter Pipeline’s website or Pembina’s website, or any other website, other than those documents incorporated by reference herein and filed on SEDAR, does not constitute part of this Joint Information Circular.

All summaries of, and references to, the Arrangement Agreement, the Arrangement and the Plan of Arrangement in this Joint Information Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement and the Plan of Arrangement, copies of which are attached as Appendix C and Schedule A to Appendix C, respectively, to this Joint Information Circular. You are urged to carefully read the full text of the Arrangement Agreement and the Plan of Arrangement.

All capitalized terms used in this Joint Information Circular (including Appendices G, H and I hereto) but not otherwise defined herein have the meanings set forth herein under “Glossary of Terms”. The terms and abbreviations used in the Appendices to this Joint Information Circular, other than in Appendices G, H and I, are defined separately therein. Details of the Arrangement are set forth under the headings “The Arrangement” and “Effect of the Arrangement”. For details of the matters to be considered by the IPL Shareholders at the IPL Shareholders’ Meeting and the Pembina Shareholders at the Pembina Shareholders’ Meeting, see “Matters to be Considered at the IPL Shareholders’ Meeting” and “Matters to be Considered at the Pembina Shareholders’ Meeting”, respectively.

Notice of Potential Amendments, Revisions, Updates and Supplements to Meeting Materials

Information contained in this Joint Information Circular is given as of June 29, 2021, unless otherwise specifically stated. IPL Shareholders and Pembina Shareholders are advised that, pursuant to the Interim Order, IPL and Pembina may give notice of any amendments, revisions, updates or supplements to any of the information contained in the Meeting Materials by disseminating a press release in accordance with applicable Laws. Following the dissemination of any such press release, the Meeting Materials to which such press release relates shall be deemed to have been so amended, revised, updated or supplemented without any further act or formality. As such, IPL and Pembina may amend the Meeting Materials without delivering to IPL Shareholders or Pembina Shareholders, as applicable, an amendment to such Meeting Materials. IPL Shareholders and Pembina Shareholders are advised that any such amendment, revision, update or supplement may be material. Accordingly, IPL Shareholders and Pembina Shareholders are encouraged to regularly monitor IPL’s and Pembina’s respective websites and SEDAR profiles at www.sedar.com, where any such press release will be posted and filed, respectively.

Supplemental Disclosure – Non-IFRS Measures

Certain financial measures within this Joint Information Circular under the heading “The Arrangement – Reasons for and Benefits of the Arrangement – Additional Reasons and Benefits for IPL Shareholders” and in Appendix H – Information Concerning Inter Pipeline Ltd., including “EBITDA”, “adjusted EBITDA”, “funds from operations” or “FFO”, “funds from operations per share”, “adjusted funds from operations” or “AFFO”, “adjusted funds from operations per share” or “AFFOPS” and “enterprise value” (collectively, the “IPL Non-IFRS Measures”) are not measures recognized by IFRS. In addition, certain other financial measures within this Joint Information Circular under the headings “Summary – Reasons for and Benefits of the Arrangement – Pembina” and “The Arrangement – Reasons for and Benefits of the Arrangement – Additional Reasons and Benefits for Pembina Shareholders”, including “adjusted EBITDA”, “adjusted cash flow from operating activities after dividends” and “pro forma adjusted funds from operations-to-adjusted debt” are not measures recognized by IFRS.

These non-IFRS measures do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other entities. Readers are cautioned that these non-IFRS measures should not be construed as alternatives to other measures calculated in accordance with IFRS. These measures have been described and presented in order to provide Shareholders, potential investors and analysts with additional information for assessing the Arrangement, including the reasons for and benefits thereof. Inter Pipeline and Pembina consider these non-IFRS measures to be important indicators in evaluating the performance of Inter Pipeline, Pembina and their respective businesses, as applicable. As non-IFRS measures do not have a standardized meaning, applicable securities Laws require that non-IFRS measures be clearly defined, qualified and reconciled to their most directly comparable IFRS measure. See the “Non-GAAP Financial Measures” section in the IPL Annual MD&A for further information on the definition, calculation and reconciliation of the IPL Non-IFRS Measures and see the “Non-GAAP Measures” section in the Pembina Annual MD&A or further information on the definition, calculation and reconciliation of “adjusted EBITDA”. Adjusted cash flow from operating activities after dividends is a non-IFRS measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and deducting Pembina Common Share and Pembina Class A Preferred Share dividends paid. Adjusted funds from operations-to-adjusted debt is a non-IFRS measure which is defined and calculated in accordance with the S&P Global Ratings methodology. Under the S&P Global Ratings methodology, adjusted funds from operations is defined as EBITDA less cash interest paid and cash tax paid. Adjusted debt is based on the S&P Global Ratings methodology and excludes debt of equity accounted investees and includes 50% treatment of the Pembina Class A Preferred Shares and Pembina Hybrid Notes.

Information for United States Securityholders

The Pembina Common Shares issuable to IPL Shareholders in exchange for their IPL Common Shares pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or the securities laws of any state within the United States, and will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any security issued in exchange for one or more bona fide outstanding securities from the registration requirements of the U.S. Securities Act where the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. In addition, the solicitation of proxies for the IPL Shareholders’ Meeting and the Pembina Shareholders’ Meeting by means of this Joint Information Circular is not subject to the requirements of section 14(a) of the U.S. Exchange Act. Accordingly, the solicitations and transactions contemplated in this Joint Information Circular are being made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Joint Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

The Pembina Common Shares issuable to IPL Shareholders pursuant to the Arrangement will be, following completion of the Arrangement, freely tradable under the U.S. Securities Act, except for: (a) any Pembina Common Shares received in the Arrangement by persons who will be “affiliates” (within the meaning of Rule 144 under the U.S. Securities Act) of Pembina on the date of sale or were affiliates of Pembina within 90 days before the date of sale; and (b) any Pembina Common Shares that after the date of sale are held by persons who are then (or were within the preceding 90 days) affiliates of Pembina (collectively, “Control Shares”). Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of Control Shares by such an affiliate (or former affiliate) will be subject to the registration requirements of the U.S. Securities Act, absent an exemption or exclusion therefrom. Subject to certain limitations, persons holding Control Shares may generally resell those shares outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act. If available, such persons may also resell such shares pursuant to Rule 144 under the U.S. Securities Act or pursuant to another exemption or exclusion therefrom.

Information concerning the assets and operations of Inter Pipeline and Pembina contained or incorporated by reference herein has been prepared in accordance with Canadian standards and is not comparable in all respects to similar information for United States companies. In particular, data on oil and gas reserves included or incorporated by reference in this Joint Information Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The financial statements of Inter

Pipeline and Pembina incorporated by reference in this Joint Information Circular have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, which differs from United States generally accepted accounting principles in certain material respects and thus are not directly comparable to financial statements of United States companies.

IPL Shareholders subject to United States federal income taxation should be aware that the description of tax consequences to them of the Arrangement under certain United States federal income tax laws provided in this Joint Information Circular is a summary only. They are advised to consult their tax advisors to determine the particular tax consequences to them of participating in the Arrangement and the ownership and disposition of Pembina Common Shares acquired pursuant to the Arrangement.

The enforcement by IPL Shareholders and Pembina Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that: (a) Inter Pipeline and Pembina are each organized under the laws of Alberta, Canada; (b) some or all of their officers and directors are residents of countries other than the United States; (c) some of the experts named in this Joint Information Circular are residents of countries other than the United States; and (d) a substantial portion of the assets of Pembina, Inter Pipeline and such persons are located outside the United States. As a result, it may be difficult or impossible for IPL Shareholders and Pembina Shareholders in the United States to effect service of process within the United States upon Pembina and Inter Pipeline, as applicable, and their respective directors or officers, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or the securities laws of any state within the United States. In addition, IPL Shareholders and Pembina Shareholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or the securities laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or the securities laws of any state within the United States.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Joint Information Circular and, if given or made, such information or representation must not be relied upon as having been authorized by Pembina or Inter Pipeline.

THE PEMBINA COMMON SHARES ISSUABLE TO IPL SHAREHOLDERS PURSUANT TO THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE WITHIN THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE WITHIN THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS JOINT INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Exchange Rate Information

The following table sets forth: (a) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; and (b) the high, low and average exchange rates during each such period, based on the daily average exchange rate, published on the Bank of Canada’s website as being in effect on each trading day.

	Three Months Ended March 31		Year ended December 31
	2021	2020	2019	2018
Rate at End of Period	$1.2575	$1.2732	$1.2988	$1.3642
Average Rate During Period	$1.2660	$1.3415	$1.3269	$1.2957
High	$1.2828	$1.4496	$1.3600	$1.3642
Low	$1.2455	$1.2718	$1.2988	$1.2288

On June 29, 2021, the Bank of Canada average exchange rate for $1.00 United States dollar was $1.2384 Canadian dollars.

FORWARD-LOOKING STATEMENTS AND INFORMATION

Certain statements contained in this Joint Information Circular (including in Appendices G, H and I to this Joint Information Circular) and in the documents incorporated by reference herein constitute forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) within the meaning of applicable Canadian Securities Laws and applicable U.S. Securities Laws, including the U.S. Private Securities Litigation Reform Act of 1995, that are based on Pembina’s and Inter Pipeline’s current expectations, estimates, projections and assumptions about the future in light of their experiences and perceptions of historical trends. Although Pembina and Inter Pipeline believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “would”, “believe” and similar expressions suggesting future events, performance or outcomes.

In particular, this Joint Information Circular (including Appendices G, H and I to this Joint Information Circular) contains forward-looking statements pertaining to, without limitation, the following:

•	the expected structure, procedural steps, timing and effect of the Arrangement;
•

the anticipated benefits and value of the Arrangement to Pembina’s and Inter Pipeline’s respective securityholders, customers and stakeholders, both generally and, in the case of IPL Shareholders, in comparison to the Current Brookfield Bid;

•

the anticipated synergies and cost savings associated with the Arrangement (including strategic integration and diversification opportunities and the accretion to cash flow) and the expected size, sources, timing, sustainability and effects thereof, as well as the plans and strategies to achieve such synergies;

•	the respective aggregate shareholdings of former IPL Shareholders and current Pembina Shareholders in Pembina following the completion of the Arrangement;
•	pro forma information, including pro forma financial and operational information pertaining to Pembina after giving effect to the Arrangement;
•

the characteristics of Pembina following the completion of the Arrangement, including its expected size, scale, valuation, capacity, cash flows, profitability, share capital, asset base, funding capabilities, project development capabilities, growth opportunities, market access, market position, competitiveness and ability to service customers;

•	the attributes of the Pembina Common Shares, including the liquidity thereof;
•	the composition of the Pembina Board and management of Pembina following the completion of the Arrangement;
•	Pembina’s auditors, registrar and transfer agent following the completion of the Arrangement;
•

the impact of the Arrangement on the financial position and earnings profile of Pembina following the completion of the Arrangement, including its expected impact on, and adherence to, Pembina’s ‘financial guardrails’;

•

Pembina’s capacity and opportunities to pursue and develop new projects and make new investments following the completion of the Arrangement, including ESG-related investments, such as the Alberta Carbon Grid, as well as the anticipated nature, size, timing, risk profile and impact of such projects and investments;

•	the ongoing utilization and expansion of, and additions to, Pembina’s business and asset base, growth and growth potential following the completion of the Arrangement;
•	financial results related to growth and expansion opportunities associated with the assets of Pembina following the completion of the Arrangement;
•

the HPC Project, including its expected impact on Pembina’s financial position following the completion of the Arrangement, as well as future development plans, and the anticipated impacts thereof, related to the HPC Project, such as the potential for combining the HPC Project with Pembina’s propane infrastructure in Fort Saskatchewan, Alberta;

•	the prospects for developing a second petrochemical facility following the completion of the Arrangement;
•	the resolution of the COVID-19 pandemic and the impact thereof on the Canadian economy and the Canadian energy industry generally and Pembina in particular;
•	the expected impacts of past and future investments by Pembina and Inter Pipeline;
•	future dividends, including increases in the amounts thereof, which may be declared on the Pembina Common Shares on any future dividend payment date;
•

the BIPC Shares and Exchangeable LP Units that IPL Shareholders would receive under the Current Brookfield Bid, including the characteristics thereof, expected dividends thereon and tax consequences associated therewith;

•	BIPC’s structure and governance framework, including its impact on transparency and shareholder oversight;
•

the Canadian and U.S. federal income tax consequences of the Arrangement applicable to IPL Shareholders, both generally and in comparison to the expected tax consequences associated with the Current Brookfield Bid;

•

the anticipated treatment of the Arrangement, Pembina Shareholders and IPL Shareholders under securities Laws, including statements with respect to whether the transactions contemplated by the Arrangement are subject to MI 61-101;

•	the listing of the Pembina Common Shares issuable pursuant to the Arrangement on the TSX and the NYSE, and the timing thereof;
•	the delisting of the IPL Common Shares from the TSX and the timing thereof;
•

expectations regarding the receipt of third-party approvals required in connection with the Arrangement, including Shareholder approvals, stock exchange approvals, Court approval and Regulatory Approvals (including the Key Regulatory Approvals), and the timing thereof;

•	the likelihood of meaningful regulatory challenges to the Arrangement and the expected impact of certain provisions of the Arrangement Agreement in relation to the prospects of any such challenge;
•	the effect of the Arrangement on the vesting, settlement and payout of IPL Incentive Awards;
•

the expected costs associated with settling outstanding IPL Incentive Awards and satisfying Termination Payments (as defined in the IPL Employment Agreements) payable pursuant to the IPL Employment Agreements;

•

the anticipated application for the Final Order and the filing of the Articles of Arrangement with the Registrar under the ABCA, including the content and timing of such application, the considerations of the Court in granting the Final Order, and the effect of the Final Order;

•

the timing, administration, format and conduct of the Meetings and the means by which Pembina Shareholders and IPL Shareholders may vote and participate at the Pembina Shareholders’ Meeting and the IPL Shareholders’ Meeting, respectively;

•	the impact of holding the Meetings in a virtual-only format on health and safety risks to the community, Shareholders, employees and other stakeholders;

•	the IPL Supplemental Rights Plan, including the expected or potential impact of certain amendments thereto;
•

the ability to enforce civil liabilities under U.S. Securities Laws against Pembina, Inter Pipeline and their respective officers and directors and the ability to effect service of process or realize judgments against Pembina and Inter Pipeline;

•	Inter Pipeline’s corporate governance and director and executive compensation practices and any anticipated advantages or benefits thereof;
•	the actions and practices of Inter Pipeline’s committees and the development, implementation and effectiveness of future governance or oversight policies;
•	Inter Pipeline’s expectations concerning the current and future discharge of the duties of its directors and management;
•	Inter Pipeline’s ongoing and future workplace management programs, including with respect to ongoing educational initiatives, mental health and wellness and diversity and inclusion initiatives;
•	Inter Pipeline’s investor outreach program;
•	the development, implementation and success of Inter Pipeline’s ESG initiatives, including efforts to engage and partner with affected stakeholders and external organizations; and
•	the readiness and willingness of the nominated directors of Inter Pipeline to continue to serve as directors of Inter Pipeline.

The respective reports of KPMG LLP, Chartered Professional Accountants, Pembina’s auditors, and EY, Inter Pipeline’s auditors, incorporated by reference in this Joint Information Circular refer exclusively to the historical financial statements described therein and do not extend to the prospective financial information included in this Joint Information Circular and should not be read to do so.

Developing forward-looking statements involves reliance on a number of expectations and assumptions, as well as the consideration of certain risks and uncertainties, some of which are specific to each of Pembina (both before and after giving effect to the Arrangement) and Inter Pipeline, while others apply to the Relevant Business more generally. In particular, the forward-looking statements included in this Joint Information Circular (including Appendices G, H and I to this Joint Information Circular) are based on expectations and assumptions regarding, among other things:

•	the perceived benefits of the Arrangement and the expected attributes of Pembina after giving effect to the Arrangement;
•	the ability of Pembina and Inter Pipeline to satisfy the conditions to closing of the Arrangement in a timely manner and substantially on the terms described in this Joint Information Circular;
•	the adherence to the terms of the Arrangement Agreement and agreements related to the Arrangement Agreement, including the IPL Support Agreements;
•	that the results of operations of Pembina following the completion of the Arrangement will be consistent with past performance and management expectations in relation thereto;
•	that the expected synergies associated with the Arrangement will materialize in the manner described in this Joint Information Circular;
•	Pembina’s ability to successfully integrate the business of Inter Pipeline with its own;
•	the achievement of further cost reductions and the sustainability thereof;
•	that favourable circumstances continue to exist in respect of current operations and current and future growth projects;
•

that the HPC Project will be placed in-service on time and on budget in accordance with current expectations and that the HPC Project will perform in a manner that is consistent with management expectations in relation thereto;

•	oil and gas industry exploration and development activity levels and the geographic region of such activity;
•	prevailing regulatory, tax and environmental laws and regulations;
•

that there will be no unanticipated changes to prevailing legal and regulatory regimes that could or would be expected to have a material adverse effect on Pembina, Inter Pipeline or Pembina after giving effect to the Arrangement, or any of their respective assets and operations;

•	the Arrangement’s impact on the current credit ratings of Pembina and Inter Pipeline, and that Pembina will maintain favourable credit ratings following the completion of the Arrangement;
•	that the IPL Hybrid Note Amendments will receive the requisite approval of the holders of the IPL Hybrid Notes pursuant to the IPL Hybrid Note Indenture;
•

projected capital investment levels (both generally and as may be required to achieve the synergies associated with the Arrangement discussed in this Joint Information Circular), the flexibility of capital spending plans and associated sources and availability of funding;

•	future cash flows, cash balances on hand and access to credit and demand facilities being sufficient to fund capital investments;
•	Pembina’s ability to finance its operations through the issuance of debt and equity securities on favourable terms following the completion of the Arrangement;
•	prevailing commodity prices, interest rates, greenhouse gas emissions prices and charges, tax rates and exchange rates;
•	inflation and other assumptions inherent in the current guidance of Pembina and Inter Pipeline;
•	anticipated strip prices;
•	future operating costs;
•	geotechnical and integrity costs;
•	that any required commercial agreements can be reached;
•	that any third-party projects relating to Pembina’s growth projects following completion of the Arrangement will be sanctioned and completed as expected;

•	that all required regulatory and environmental approvals (including the Key Regulatory Approvals) can be obtained on the necessary terms and in a timely manner;
•

that all of the requirements of the TSX and the NYSE, as applicable, in regards to the listing of the Pembina Common Shares issuable pursuant to the Arrangement on the TSX and the NYSE and the delisting of the IPL Common Shares from the TSX will be satisfied on the necessary terms and in a timely manner;

•	that counterparties will comply with contracts in a timely manner;
•	that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities or projects, including the HPC Project;
•	that there are no unforeseen material costs relating to the relevant facilities or projects, including the HPC Project, that are not recoverable from customers or contractors;
•	maintenance of operating margins;
•	the amount of future liabilities relating to lawsuits and environmental incidents or other regulatory obligations that may, from time to time, arise;
•	the availability of coverage under Pembina’s insurance policies (including in respect of Pembina’s business interruption insurance policy);
•	accounting estimates and judgments; and
•	the success of Inter Pipeline’s and Pembina’s respective COVID-19 workplace policies.

In respect of the forward-looking statements concerning the potential increases in Pembina’s dividend following the completion of the Arrangement, Pembina has provided such statements in reliance on certain assumptions that it believes are reasonable at this time, including assumptions in respect of: prevailing commodity prices, margins and exchange rates; that Pembina’s results of operations following the completion of the Arrangement will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including, but not limited to, future capital expenditures relating to expansions, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations. Pembina will also be subject to corporate legal requirements in respect of declaring dividends at such time.

In addition, the forward-looking statements concerning the treatment of IPL Shareholders under tax Laws are based on, and subject to, the expectations, assumptions and qualifications discussed under the headings “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

Although Pembina and Inter Pipeline believe that the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements, including, but not limited to:

•

Pembina and Inter Pipeline may not receive, or obtain waivers in respect of, in a timely manner or at all, the necessary third-party approvals and other conditions required in connection with the Arrangement, including Shareholder approvals, stock exchange approvals, Court approval and Key Regulatory Approvals, and, as a result, the Arrangement may not be completed in a timely manner or at all;

•	the timing of the Meetings, the Final Order and the Effective Date may be changed or delayed or may not occur at all;
•	the failure to realize, or the failure to realize within the expected timeframes, the anticipated benefits and synergies associated with the Arrangement due to integration issues or otherwise;
•

the failure to access or implement some or all of the technology necessary to efficiently and effectively operate the assets of Pembina following the completion of the Arrangement and achieve expected future results related thereto;

•	lower than anticipated results of operations and accretion from Pembina’s and Inter Pipeline’s respective business initiatives;
•

the estimates, assumptions, limitations, analysis, conclusions and materials (including the IPL Fairness Opinions and the Pembina Fairness Opinion) that informed the reasons for, and benefits of, the Arrangement discussed in this Joint Information Circular may be incorrect or may have been given an improper weight;

•	the pro forma financial and operational information of Pembina after giving effect to the Arrangement may prove to be inaccurate;
•

litigation relating to the Arrangement (including Brookfield’s complaint to the Alberta Securities Commission and matters and proceedings related thereto) may prevent, delay or give rise to significant costs or liabilities on the part of Pembina (either before or after giving effect to the Arrangement) or Inter Pipeline;

•	dilution and share price volatility, including a material decrease in the trading price or liquidity of the Pembina Common Shares;
•	increased costs, delays, suspensions and technical challenges associated with the construction of capital projects, including the HPC Project;
•	adverse changes to the Laws applicable to the Relevant Business, including in relation to Indigenous and landowner consultation requirements;

•

interloper risk, including actions taken by Governmental Entities or others (including Brookfield) seeking to prevent or alter the terms of the Arrangement, or claim monetary damages as a result of the Arrangement, or competing offers for Inter Pipeline that arise as a result of, or in connection with, the Arrangement, including the Current Brookfield Bid and any variations, changes or amendments thereto;

•	the Arrangement Agreement could be terminated by either Party under certain circumstances and, as a result, the Arrangement may not be completed;
•	if the Arrangement is not completed, either Party may be required to pay a termination or expense reimbursement amount to the other Party in certain circumstances;
•

if the Arrangement is not completed, neither Pembina Shareholders nor IPL Shareholders will realize the anticipated benefits of the Arrangement and Pembina’s and Inter Pipeline’s respective future businesses and operations could be adversely affected;

•

Pembina and Inter Pipeline will incur significant costs relating to the Arrangement, regardless of whether the Arrangement is completed, which may have a negative impact on their respective financial positions;

•	the focus of management’s time and attention on the Arrangement may detract from other aspects of the respective businesses of Pembina and Inter Pipeline;
•

actions by Governmental Entities, including changes in tax Laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation, as well as costs associated with compliance therewith;

•

Pembina, either before or following the completion of the Arrangement, may be unable to secure, on favourable terms, the necessary sources and amounts of debt and equity capital to finance its growth projects and other capital expenditures;

•	the impacts of a changing risk profile and possible subjection to a credit rating review, which may result in a downgrade or negative outlook being assigned to Pembina;
•	Pembina may be unable to utilize and apply, or carry forward, as applicable, tax losses and other tax attributes in the future;
•	the Parties may discover previously undisclosed liabilities following the Effective Date;
•

adverse general economic and market conditions in Canada, North America and worldwide (both generally and in relation to the oil and gas industry in particular), including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation, commodity prices, supply/demand trends and overall industry activity levels;

•	the duration, geographic scope and severity of the COVID-19 pandemic;
•

a resurgence in COVID-19 cases or the emergence of new variants of the COVID-19 virus, which could result in the imposition or, reimposition of, or enhancements to, restrictions to contain the virus, including restrictions on movement and businesses;

•	the extent to which the COVID-19 pandemic continues to impact the global economy and cause, directly or indirectly, a decline in commodity prices;
•	the efficacy of actions taken by Governmental Entities to contain the COVID-19 virus, including ongoing vaccination campaigns, and to mitigate or otherwise address its impact;
•	the extent, timing and sustainability of economic recovery in relation to the COVID-19 pandemic;
•	the political environment in North America and elsewhere, and public opinion;
•	the potential exposure to political, economic, or social instability in certain jurisdictions in which Pembina will operate following the completion of the Arrangement;
•

Pembina’s and Inter Pipeline’s operations, either before or following the completion of the Arrangement, as applicable, near communities may cause such communities to regard its operations as being detrimental to them;

•	shortages of the materials required to operate Pembina’s and Inter Pipeline’s respective businesses;
•	the unavailability of, and constraints on, adequate infrastructure;
•	non-performance or default by counterparties to agreements which Pembina, Inter Pipeline or one or more of their respective affiliates has entered into in respect of its business;
•	competition, and the effects of competition and pricing pressures;
•	reliance on key relationships and agreements;
•	reliance on key employees, including the risk that Pembina may not be able to retain key employees following completion of the Arrangement in a timely manner, on favourable terms, or at all;
•	reliance on third parties to successfully operate and maintain certain assets;
•	third-party projects may not be completed in the manner expected;
•	fluctuations in operating results;
•	counterparty credit risk;
•	technology and cyber security risks;
•

risk of loss and increased cost due to acts of war, terrorism, sabotage, civil disturbances, fires, explosions, equipment failures, transportation incidents, extreme weather events, technological changes and resource shortages or similar events, including those related to climate change; and

•

certain other risks detailed from time to time in Pembina’s public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina’s website at www.pembina.com, and in Inter Pipeline’s public disclosure documents available at www.sedar.com and through Inter Pipeline’s website at www.interpipeline.com.

With regard to the forward-looking statements in Inter Pipeline’s and Pembina’s documents incorporated by reference herein and unless otherwise stated therein, please refer to the forward-looking statements advisories in such documents in respect of the forward-looking statements contained therein, the assumptions upon which they are based and the risk factors in respect of such forward-looking statements.

Certain information in this Joint Information Circular, including the estimates of adjusted EBITDA, adjusted cash flow from operating activities after dividends and pro forma adjusted funds from operations to adjusted debt may be considered to be future oriented financial information or financial outlook for the purposes of applicable Canadian Securities Laws. Any future oriented financial information or financial outlook contained in this Joint Information Circular about prospective financial performance, financial position or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on the assessment by management of each of Pembina and Inter Pipeline of the relevant information currently available, and to become available in the future. These projections constitute forward-looking statements and are based on a number of material assumptions and factors set out above. Actual results may differ significantly from the projections presented herein. See above for a discussion of the risks that could cause actual results to vary. The future oriented financial information or financial outlook contained in this Joint Information Circular have been approved by management as of the date of this Joint Information Circular. Readers are cautioned that any such future oriented financial information or financial outlook contained herein should not be used for purposes other than those for which it is disclosed herein. Pembina, Inter Pipeline and their respective management groups believe that the prospective financial information has been prepared on a reasonable basis, reflecting management’s best estimates and judgments, and represents, to the best of management’s knowledge and opinion, Pembina’s expected course of action. However, because this information is highly subjective, it should not be relied on as necessarily indicative of future results. Unless otherwise stated herein, all such information was made as of the date of this Joint Information Circular.

Readers are cautioned that the foregoing lists of factors should not be construed as exhaustive. Events or circumstances could cause actual results to differ materially from those estimated, predicted, forecasted or projected and expressed in, or implied by, such forward-looking statements. The forward-looking statements contained in this Joint Information Circular and in the documents incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking statements contained in this Joint Information Circular and in the documents incorporated by reference speak only as of the date of the document in which they are contained. Except as required by Law, neither Inter Pipeline nor Pembina undertakes any obligation to publicly update or revise any such forward-looking statements.

Readers should also carefully consider the matters discussed under the headings “Risk Factors”, “Certain Canadian Federal Income Tax Considerations”, “Certain United States Federal Income Tax Considerations” and other risks described elsewhere in this Joint Information Circular and in the documents incorporated by reference herein, as they may cause actual results to differ materially from those contemplated by such forward-looking statements. In particular, readers are encouraged to carefully review and consider the matters discussed in Appendices G, H and I, the IPL AIF, the Pembina AIF, the IPL Annual MD&A, the IPL Interim MD&A, the Pembina Annual MD&A and the Pembina Interim MD&A, each of which is incorporated by reference herein. Additional information on these and other factors that could affect the operations or financial results of Inter Pipeline or Pembina (both before and after giving effect to the Arrangement) are included in documents on file with applicable Canadian Securities Administrators and may be accessed on Inter Pipeline’s and Pembina’s respective issuer profiles through the SEDAR website (www.sedar.com). Such documents, unless expressly incorporated by reference herein, do not form part of this Joint Information Circular.

INFORMATION FOR BENEFICIAL HOLDERS

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of such Shareholders do not hold IPL Common Shares or Pembina Common Shares in their own name. Beneficial Holders should note that only proxies deposited by Shareholders whose names appear on the records of the registrar and transfer agent for Inter Pipeline or Pembina, as applicable, as the registered holders of Shares can be recognized and acted upon at the Meetings, as applicable. If Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those Shares will not be registered in a holder’s name on the records of Inter Pipeline or Pembina. Such Shares will most likely be registered in the name of the holder’s broker or an agent of the broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon instructions of the Beneficial Holder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. Beneficial Holders should therefore ensure that instructions regarding the voting of their Shares are properly communicated to their intermediary or that the Shares are duly registered in their name well in advance of the applicable Meeting.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Holders in advance of shareholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions which should be carefully followed by Beneficial Holders in order to ensure that their Shares are voted at the applicable Meeting. Often, the form of proxy supplied to a Beneficial Holder by its broker is identical to that provided to a registered shareholder. However, its purpose is limited to instructing the registered shareholder on how to vote on behalf of the Beneficial Holder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable Voting Instruction Form in lieu of the applicable form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form by mail or facsimile. Alternatively, the Beneficial Holder can call a toll-free telephone number or access the internet to vote the shares held by the Beneficial Holder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the applicable Meeting. A Beneficial Holder receiving a form of proxy or Voting Instruction Form from its broker or other intermediary (or an agent or nominee of such broker or other intermediary) cannot use that form to vote Shares directly at the applicable Meeting. Voting instructions must be communicated to the broker, intermediary, agent or nominee (in accordance with the instructions provided by it or on its behalf) well in advance of the applicable Meeting in order to have the Shares to which such instructions relate voted at the applicable Meeting.

If you are a Beneficial Holder and wish to vote at the applicable Meeting, you must insert your own name in the space provided on the Voting Instruction Form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary and register yourself as your proxyholder, as described below in Step 2. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions on accessing and voting at the applicable virtual Meetings under the headings “General Proxy Matters – Inter Pipeline – How to Participate at the IPL Shareholders’ Meeting” and “General Proxy Matters – Pembina – How to Participate at the Pembina Shareholders’ Meeting”.

Registering your proxyholder, or yourself as proxyholder, is an additional step to be completed after you have submitted the Voting Instruction Form. Failure to register the proxyholder, or yourself as proxyholder, will result in the proxyholder, or yourself, not receiving a username that is required to vote at the applicable Meeting.

Step 1: Submit the Voting Instruction Form: To appoint someone other than the individuals named in the Voting Instruction Form as proxyholder, insert that person’s name in the blank space provided in the Voting Instruction Form (if permitted) and follow the instructions for submitting such Voting Instruction Form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted the Voting Instruction Form.

If you are a Beneficial Holder located in the United States and wish to vote at the applicable Meeting or, if permitted, appoint a third party as your proxyholder, you must additionally obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form or contact your intermediary to request a legal proxy form if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from non-registered IPL Shareholders or non-registered Pembina Shareholders located in the United States that wish to vote at the applicable Meeting or, if permitted, appoint third parties as their proxyholders must be sent by e-mail or by courier to:

•

in the case of a beneficial IPL Shareholder: uslegalproxy@computershare.com (if by e-mail); or Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than the IPL Proxy Deadline; or

•

in the case of a beneficial Pembina Shareholder: uslegalproxy@computershare.com (if by e-mail); or Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than the Pembina Proxy Deadline.

Step 2: Register your proxyholder: To register a third-party proxyholder, you must:

•

in the case of a beneficial IPL Shareholder: visit https://www.computershare.com/interpipeline by the IPL Proxy Deadline and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email; or

•

in the case of a beneficial Pembina Shareholder: visit https://www.computershare.com/pembina by the Pembina Proxy Deadline and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email.

WITHOUT A USERNAME, PROXYHOLDERS WILL NOT BE ABLE TO VOTE AT THE APPLICABLE MEETING BUT WILL BE ABLE TO PARTICIPATE AS GUESTS.

IPL Shareholders whose IPL Common Shares are registered in the name of a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary must contact their intermediary to deposit their IPL Common Shares.

SUMMARY

This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Joint Information Circular, including the Appendices hereto. Terms with initial capital letters in this summary are defined in the “Glossary of Terms” set out elsewhere in this Joint Information Circular.

The Arrangement

On May 31, 2021, Inter Pipeline and Pembina agreed to the terms and conditions of the Arrangement Agreement. Pursuant to the Arrangement Agreement, Pembina has agreed to acquire all of the issued and outstanding IPL Common Shares under a court-approved Plan of Arrangement in accordance with the provisions of the ABCA. If completed, the Arrangement will result in Pembina acquiring all of the IPL Common Shares. Pursuant to the Arrangement, each IPL Shareholder (excluding Dissenting IPL Shareholders) will be issued 0.5 of a Pembina Common Share for each IPL Common Share held.

Current IPL Shareholders are expected to own approximately 28% and current Pembina Shareholders are expected to own approximately 72% of Pembina immediately after completion of the Arrangement.

See “Effect of the Arrangement”.

Inter Pipeline Ltd.

Inter Pipeline is a world-scale energy infrastructure business engaged in the transportation, processing, marketing and storage of commodities and petrochemical products across western Canada and Europe.

Inter Pipeline is a reporting issuer (or the equivalent) under the securities laws of each of the provinces of Canada. The IPL Common Shares trade on the TSX under the symbol “IPL”.

Pursuant to the Arrangement, all of the IPL Common Shares will be acquired by Pembina. Following completion of the Arrangement, it is anticipated that the IPL Common Shares will be delisted from the TSX within two to three trading days following receipt of the required documentation.

Inter Pipeline’s head office and registered office is located at 3200, 215-2nd Street S.W., Calgary, Alberta T2P 1M4.

See Appendix H – “Information Concerning Inter Pipeline Ltd.”.

Pembina Pipeline Corporation

Pembina is a leading energy transportation and midstream service provider that has been serving North America’s energy industry for more than 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. Pembina also owns gas gathering and processing facilities; owns an oil and natural gas liquids infrastructure and logistics business; and is growing an export terminals business. Pembina’s integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina’s service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Pembina is a reporting issuer (or the equivalent) under the securities law of each of the provinces of Canada. The Pembina Common Shares are listed and posted for trading on the TSX under the symbol “PPL” and on the NYSE under the symbol “PBA”.

Pembina’s principal and registered office is located at #4000, 585 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

See Appendix I – “Information Concerning Pembina Pipeline Corporation”.

The IPL Shareholders’ Meeting

The IPL Shareholders’ Meeting will be held at 10:00 a.m. (Calgary time) on July 29, 2021, in a virtual-only format that will be conducted via live webcast accessible at https://web.lumiagm.com/419351825 (password “ip2021” (case sensitive)), for the purposes set forth in the accompanying notice of annual and special meeting. The business of the IPL Shareholders’ Meeting will be for IPL Shareholders to consider and vote on the

Arrangement Resolution and certain other annual matters. See “The Arrangement”, “Effect of the Arrangement” and also see “Matters to be Considered at the IPL Shareholders’ Meeting”.

The IPL Record Date for determining IPL Shareholders entitled to receive notice of, and to vote at, the IPL Shareholders’ Meeting is the close of business on June 16, 2021. Only IPL Shareholders of record as of the IPL Record Date are entitled to receive notice of the IPL Shareholders’ Meeting. If an IPL Shareholder transfers IPL Common Shares after the IPL Record Date and the transferee of those IPL Common Shares, having produced properly endorsed certificates evidencing such IPL Common Shares or having otherwise established that the transferee owns such IPL Common Shares, demands, at least ten days before the IPL Shareholders’ Meeting, that the transferee’s name be included in the list of IPL Shareholders entitled to vote at the IPL Shareholders’ Meeting and otherwise satisfies the requirements of section 137(2) of the ABCA, in accordance with the ABCA, the by-laws of Inter Pipeline and any agreement between Inter Pipeline and such transferee, such transferee shall be entitled to vote such IPL Common Shares at the IPL Shareholders’ Meeting.

See “General Proxy Matters – Inter Pipeline”.

The Pembina Shareholders’ Meeting

The Pembina Shareholders’ Meeting will be held at 1:00 p.m. (Calgary time) on July 29, 2021, in a virtual-only format that will be conducted via live webcast accessible at https://web.lumiagm.com/496603006 (password “pembina2021” (case sensitive)), for the purposes set forth in the accompanying notice of special meeting. The business of the Pembina Shareholders’ Meeting will be for Pembina Shareholders to consider and vote on the Pembina Common Share Issuance Resolution. See “Matters to be Considered at the Pembina Shareholders’ Meeting”.

The Pembina Record Date for determining Pembina Shareholders entitled to receive notice of, and to vote at, the Pembina Shareholders’ Meeting is the close of business on June 28, 2021. Only Pembina Shareholders of record as of the Pembina Record Date are entitled to receive notice of the Pembina Shareholders’ Meeting. Pembina Shareholders of record will be entitled to vote those Pembina Common Shares included in the list of Pembina Shareholders prepared as at the Pembina Record Date. If a Pembina Shareholder transfers Pembina Common Shares after the Pembina Record Date and the transferee of those Pembina Common Shares, having produced properly endorsed certificates evidencing such Pembina Common Shares or having otherwise established that the transferee owns such Pembina Common Shares, demands, at least two days before the Pembina Shareholders’ Meeting, that the transferee’s name be included in the list of Pembina Shareholders entitled to vote at the Pembina Shareholders’ Meeting and otherwise satisfies the requirements of section 137(2) of the ABCA, in accordance with the ABCA and the by-laws of Pembina, such transferee shall be entitled to vote such Pembina Common Shares on the Pembina Common Share Issuance Resolution at the Pembina Shareholders’ Meeting. See “General Proxy Matters – Pembina”.

Background to the Arrangement

The terms of the Arrangement are the result of arm’s length negotiations between representatives of Inter Pipeline, Pembina, and their respective financial and legal advisors. This Joint Information Circular contains a summary of the events leading up to the negotiation of the Arrangement Agreement and the meetings, negotiations, discussions and actions by the Parties, their respective boards of directors and senior management teams that preceded the execution and public announcement of the Arrangement Agreement.

See “The Arrangement – Background to the Arrangement – Inter Pipeline” and “The Arrangement – Background to the Arrangement –Pembina”.

Arrangement Agreement

The obligations of Pembina and IPL to complete the Arrangement are subject to the satisfaction or waiver, to the extent they may be capable of waiver in accordance with the Arrangement Agreement, of certain conditions set out in the Arrangement Agreement. These conditions include, among others, approval of the Arrangement Resolution by not less than 66 2⁄3% of the votes cast by the IPL Shareholders at the IPL Shareholders’ Meeting; approval of the Pembina Common Share Issuance Resolution by greater than 50% of the votes cast by Pembina Shareholders at the Pembina Shareholders’ Meeting; the conditional approval of the listing of the Pembina Common Shares issuable pursuant to the Arrangement on the TSX and the approval, subject to official notice of issuance, of the listing of the Pembina Common Shares issuable pursuant to the Arrangement on the NYSE; Court approval; and receipt of the Key Regulatory Approvals. See “The Arrangement – The Arrangement Agreement – Mutual Conditions”. It is also a condition in favour of Pembina that holders of not greater than 5% of the outstanding IPL Common Shares shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn at the Effective Date (unless Brookfield shall have validly exercised Dissent Rights in respect of the Arrangement, in which case the relevant threshold is 15%). See “The Arrangement – The Arrangement Agreement – Conditions to the Obligations of Pembina”. Upon all such conditions being satisfied or waived in accordance with the Arrangement Agreement, IPL is required to file the Articles of Arrangement with the Registrar in order to give effect to the Arrangement.

In addition to certain covenants, representations and warranties made by each of Pembina and IPL in the Arrangement Agreement, IPL is bound by certain non-solicitation covenants in favour of Pembina. However, such covenants are subject to the right of the IPL Board to, prior to the approval of the Arrangement Resolution by the IPL Shareholders at the IPL Shareholders’ Meeting, respond to and take certain actions in furtherance of an unsolicited Acquisition Proposal that constitutes or would reasonably be expected to lead to a Superior Proposal, provided that

Pembina has the right to match any such Superior Proposal within a period of five business days. See “The Arrangement – The Arrangement Agreement – Covenants of IPL Regarding Non-Solicitation”.

The Arrangement Agreement provides for the payment by IPL to Pembina of the $350 million IPL Termination Fee if the Arrangement Agreement is terminated in certain specified circumstances, including, among other things, in the event that: (a) the IPL Board withdraws, modifies, qualifies or changes any of its recommendations or determinations with respect to the Arrangement in a manner adverse to Pembina; (b) the IPL Board accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or (c) an Acquisition Proposal in respect of IPL is completed, including the successful completion of the Original Brookfield Bid if the amount or form of consideration offered thereunder is changed or varied (as was done pursuant to the First Brookfield Notice of Variation and the Second Brookfield Notice of Variation). The Arrangement Agreement also provides for the payment by Pembina to IPL of the $350 million Reverse Termination Fee if the Arrangement Agreement is terminated in specified circumstances where Competition Act Approval has not been received. See “The Arrangement – The Arrangement Agreement – Termination Fees”.

The Arrangement Agreement may be terminated by mutual written consent of Pembina and IPL and by either Party in certain circumstances, including, subject to certain limitations, if the Arrangement is not consummated by the Outside Date. See “The Arrangement – The Arrangement Agreement – Termination”.

The above is a summary of certain terms of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, which is attached as Appendix C to this Joint Information Circular, and to the more detailed summary provided under the heading “Effect of the Arrangement – The Arrangement Agreement” in this Joint Information Circular.

Reasons for and Benefits of the Arrangement

Pembina and IPL expect that the Arrangement will create one of the largest energy infrastructure companies in Canada, with a pro forma enterprise value of approximately $53 billion and a diversified and integrated asset base that can support and grow an extensive value chain for natural gas, natural gas liquids and crude oil, from wellhead to end user. Furthermore, past and future investments by both companies are anticipated to help access new demand markets for the WCSB, benefitting Pembina, its customers and the provinces of Alberta and British Columbia alike.

•

Integrated Asset Base. The majority of the combined asset base of Pembina and IPL is already physically connected or presents the opportunity to be connected with relative ease in the future, which is expected to allow for operational integration, the potential to realize significant immediate synergies and enhanced customer service.

•

Expanded Customer Service Offerings. Customers are expected to benefit from lower costs through economies of scale, the conversion of their products into higher value materials, such as converting propane to polypropylene, and by gaining access to higher value markets both locally and globally.

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Leading Integrated Condensate Delivery Solution in Western Canada. Pembina is the largest gatherer of condensate in the WCSB through the Peace Pipeline and Drayton Valley Pipeline systems and one of two importers of condensate through the Cochin Pipeline. IPL is the leading deliverer of condensate to consuming regions through its multi-line condensate delivery system. By combining Pembina and IPL’s complementary network of receipt and delivery pipelines, Pembina after giving effect to the Arrangement is expected to be able to offer a ‘one-stop-shop’ for integrated customers who wish to utilize the condensate they produce in one location of the WCSB and connect it for use in another location.

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Enhancing Value of the HPC Project. Combining the HPC Project with Pembina’s propane infrastructure in Fort Saskatchewan, Alberta creates more supply optionality for the HPC Project, and Pembina expects that it will also improve the possibility of a second petrochemical facility, leveraging Pembina’s invested capital and Inter Pipeline’s experience.

•

Meaningful Synergies Through Combination. The Arrangement is expected to result in meaningful synergies which are expected to come from lower general, administrative and operating costs and from commercial and product optimization.

•

Readily Actionable Growth Projects. Following the closing of the Arrangement, Pembina expects to have visibility to approximately $450 million of new projects, which are readily actionable and uniquely available by combining Pembina and IPL.

•

Future Growth Opportunities. The combined asset base of Pembina and IPL is expected to allow for the acceleration and de-risking of accretive investment opportunities across various value chains, allowing for deployment of capital into projects at attractive rates of return. These investments draw from Pembina’s and Inter Pipeline’s portfolios, with both the probability of success and the capital efficiency of the combined portfolio expected to be enhanced following completion of the Arrangement.

•	Enhanced Scale and Capabilities. Pembina expects to benefit from significantly enhanced cash flow generation and project development and funding capabilities.

See “The Arrangement – Reasons for and Benefits of the Arrangement” and “Pro Forma Information Concerning Pembina After Giving Effect to the Arrangement”.

Inter Pipeline

In determining, based on the unanimous recommendation of the IPL Special Committee, that the Arrangement is fair to the IPL Shareholders, that the Arrangement and entry into the Arrangement Agreement are in the best interests of IPL and to unanimously recommend that the IPL Shareholders vote in favour of the Arrangement Resolution, the IPL Board considered and relied upon a number of factors, including, among others, the following:

•

The Arrangement has a Greater Implied Value than the Current Brookfield Bid. Due to the strategic nature of the Arrangement, the intrinsic value of the Arrangement is expected to be in excess of the $19.45 per IPL Common Share initial headline value of the Arrangement as of the close of trading on May 31, 2021, and higher than the value of the Current Brookfield Bid. While the valuation gap has since widened further in favour of the Arrangement as a result of short-term fluctuations in the stock price, Inter Pipeline’s assessment of the superiority of the Arrangement does not rely on such fluctuations.

•

The Arrangement Supports an Immediate Increase in Dividends as well as Long-term Dividend Growth Potential in Pembina. Upon closing of the Arrangement, IPL Shareholders who retain Pembina Common Shares will benefit from an immediate 175% increase to their current monthly IPL Common Share dividend, as well as a further $0.01 per share increase to the monthly dividend which Pembina intends to implement following the successful commissioning and in-service date of the HPC Project. Furthermore, Pembina has a strong track record of consistent dividend increases and IPL Shareholders who retain Pembina Common Shares will have the opportunity to participate in future dividend growth. IPL Shareholders who elect to receive equity consideration under the Current Brookfield Bid would receive lower dividends than they would from Pembina following completion of the Arrangement.

•

Pembina Common Shares have Highly Attractive Characteristics. Following the completion of the Arrangement, IPL Shareholders will become shareholders in one of the largest Canadian midstream companies. Pembina Common Shares historically have been, and following completion of the Arrangement are expected to continue to be, highly liquid securities. As a result, the Consideration provided in the Arrangement provides immediate liquidity to IPL Shareholders should they wish to monetize the Pembina Common Shares received. In addition, the Current Brookfield Bid could result in lower after-tax value received at closing than the tax-deferred Arrangement, depending on the IPL Shareholder’s tax basis in IPL Common Shares held and form of consideration received.

•

The Arrangement was the Result of a Full and Fair Strategic Review Process and is Supported by all of Inter Pipeline’s Directors. The Arrangement was determined to be the preferred strategic alternative available to Inter Pipeline and the IPL Shareholders following the conclusion of the Strategic Review, which included a thorough market canvass of a broad range of potential alternatives to maximizing value for IPL Shareholders, as well as advice from the IPL Financial Advisors and its legal counsel. Brookfield was invited into the Strategic Review and was given multiple opportunities to put forward a “best and final” offer. After receiving Brookfield’s “best and final” offer worth $19.42 per IPL Common Share, an amount less than the initial headline value of the Arrangement as well as the intrinsic value of the Arrangement, the IPL Special Committee determined that Brookfield’s offer continued to be inferior to the Arrangement.

All of the directors and executive officers of Inter Pipeline have entered into IPL Support Agreements with Pembina pursuant to which such directors and executive officers have agreed, subject to the terms and conditions contained therein, to vote in favour of the Arrangement.

•

Provisions in the Arrangement Materially Reduce the Risk to Closing Due to Regulatory Matters. The Arrangement Agreement contains provisions which require Pembina to assume the risk of any regulatory delay or remedy under the Competition Act and close the Arrangement in a timely manner. The Arrangement is currently expected to close late in the third quarter or early in the fourth quarter of 2021.

•

TD Securities and J.P. Morgan have Provided Fairness Opinions in respect of the Arrangement. The IPL Board has received opinions from each of TD Securities and J.P. Morgan to the effect that, as of the dates thereof and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, that, in the case of TD Securities, the Consideration to be received by the IPL Shareholders pursuant to the Arrangement and, in the case of J.P. Morgan, the Exchange Ratio in the proposed Arrangement is fair, from a financial point of view, to the holders of IPL Common Shares.

The information and factors described above and considered by the IPL Board in reaching its determinations and making its approvals are not intended to be exhaustive but include material factors considered by the IPL Board. In view of the wide variety of factors considered in connection with its evaluation of the Arrangement and the complexity of these matters, the IPL Board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the IPL Board may have given different weight to different factors.

See “The Arrangement – Reasons for and Benefits of the Arrangement”, “The Arrangement – Additional Reasons and Benefits for IPL Shareholders” and “The Arrangement – Recommendation of the IPL Board”.

Pembina

In determining that the Arrangement is fair to the Pembina Shareholders, that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Pembina and to unanimously recommend that the Pembina Shareholders vote in favour of the Pembina Common Share Issuance Resolution, the Pembina Board considered and relied upon a number of factors, including, among others (including those described under “Reasons for and Benefits of the Arrangement” above), the following:

•	Accretive Acquisition. The Arrangement is expected to result in meaningful accretion to Pembina’s adjusted cash flow per Pembina Common Share.

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Expected Synergies. On a run-rate basis, pre-tax synergies are expected to average $150 to $200 million annually. Approximately $100 to $150 million of annual synergies are expected to come from lower general, administrative and operating costs, and are expected to be realized in the first year following completion of the Arrangement. The remaining $50 million of annual synergies are expected to come from commercial and product optimization, including optimization of Pembina’s Redwater Complex, and are expected to be realized in the second year following completion of the Arrangement.

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Readily Actionable Growth Projects. Pembina expects the readily actionable growth projects resulting from the Arrangement to have the potential to generate approximately $100 million of incremental adjusted EBITDA. These opportunities include connecting IPL’s Cochrane Straddle Plant to Pembina’s Brazeau Pipeline system, enabling the propane-plus liquids stream to be transported and processed with Pembina’s infrastructure, and ultimately available to connect to the HPC Project. In addition, Pembina following completion of the Arrangement is expected to provide a critical scale supply of butane to support the development of a butane splitter in Fort Saskatchewan, Alberta. Longer-term, integration of an alkylation facility, capable of producing high-octane gasoline blendstock, is possible for Pembina following completion of the Arrangement.

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Future Growth Projects. Following completion of the Arrangement, Pembina is expected to have visible and highly probable unsanctioned investment opportunities in excess of $6 billion, inclusive of the $450 million of readily actionable growth projects.

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Increased Pembina Common Share Dividends. Pembina has announced that it intends to increase its monthly dividend rate in respect of the Pembina Common Shares to $0.22 per Pembina Common Share following completion of the Arrangement. In addition, subject to the successful commissioning and in-service date of the HPC Project, Pembina has announced that it intends to increase its monthly dividend rate in respect of the Pembina Common Shares to $0.23 per Pembina Common Share.

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Enhanced Scale and Cash Flow Generation. Pembina expects to have an estimated pro forma enterprise value of approximately $53 billion following completion of the Arrangement and expected annual adjusted cash flow from operating activities after dividends of $1.1 billion to $1.4 billion over the first three years following closing of the Arrangement.

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Adheres to and Maintains or Enhances Pembina’s ‘Financial Guardrails’. The Arrangement adheres to Pembina’s financial guardrails, noting that the HPC Project is expected to represent less than 10% of Pembina’s adjusted EBITDA following completion of the Arrangement, once the HPC Project is in full service. The share-for-share exchange will maintain Pembina’s strong balance sheet, with pro forma adjusted funds from operations-to-adjusted debt under rating agency methodology of approximately 17% to 19% over the next three years.

Further, the Arrangement is expected to maintain or enhance each of Pembina’s ‘financial guardrails’, which include (a) a minimum of 80% of Pembina’s adjusted EBITDA will be derived from fee-based arrangements, (b) Pembina’s dividend will be fully funded by fee-based arrangements supporting 100% of general and administrative and net finance costs, and a proportionate burden for income taxes, (c) a minimum of 75% of Pembina’s counterparty exposure shall be from investment grade rated counterparties, including security provided by investment grade rated, third party entities and (d) maintaining a strong ‘BBB’ credit rating.

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Underpinned by Long Lived Resource: In 2020, approximately 69% of IPL funds from operations was derived in its Oil Sands Transportation segment. This business is underpinned by long-lived resource from predominantly investment grade counterparties. The long-lived nature of the assets and the contracts of the Oil Sands Transportation business are expected to enhance the long-term stability of Pembina’s earnings profile.

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Investing in a Sustainable Future. Pembina and IPL each have strong ESG track records and share a commitment to building sustainable businesses that deliver benefits to all stakeholders. Following completion of the Arrangement, Pembina is expected to have greater capacity and a broader portfolio of opportunities to pursue ESG-related investments, including those that reduce emissions intensity and support the transition to a lower carbon economy, such as, in the near-term, those related to co-generation and the use of renewable power and future potential investments related to hydrogen, carbon capture, utilization and storage, and liquefied natural gas.

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Enhanced Innovation. Completion of the Arrangement is expected to allow Pembina to accelerate the development of the recently announced Alberta Carbon Grid, a carbon transportation and sequestration system which, when fully constructed, is expected to be capable of transporting more than 20 million tonnes of CO2 annually, helping Alberta-based industries to effectively manage their emissions and contributing positively to Alberta’s lower-carbon economy.

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Pembina Fairness Opinion. Scotia Capital provided the Pembina Fairness Opinion, the full text is attached as Appendix F to this Joint Information Circular, to the Pembina Board to the effect that, as of May 31, 2021, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by Pembina pursuant to the Arrangement is fair, from a financial point of view, to Pembina.

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Pembina Shareholder Approval. Greater than 50% of the votes cast by the Pembina Shareholders present in person (virtually) or represented by proxy at the Pembina Shareholders’ Meeting is required to approve the Pembina Common Share Issuance Resolution.

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Arm’s Length Negotiation. The Arrangement Agreement is the result of arm’s length negotiations with the IPL Special Committee, and the Pembina Board supervised the negotiation of the key economic and other material terms of the Arrangement Agreement and the Plan of Arrangement.

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IPL Support Agreements. Pembina has entered into the IPL Support Agreements with the IPL Supporting Shareholders, being all of the directors and executive officers of IPL, each of which has irrevocably agreed to, among other things, vote all of their IPL Common Shares in favour of the Arrangement at the IPL Shareholders’ Meeting and to otherwise support the Arrangement.

The information and factors described above and considered by the Pembina Board in reaching its determinations and making its approvals are not intended to be exhaustive, but include material factors considered by the Pembina Board. In view of the wide variety of factors considered in connection with its evaluation of the Arrangement and the complexity of these matters, the Pembina Board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Pembina Board may have given different weight to different factors.

See “The Arrangement – Reasons for and Benefits of the Arrangement”, “The Arrangement – Additional Reasons and Benefits for Pembina Shareholders” and “The Arrangement – Recommendation of the Pembina Board”.

IPL Fairness Opinions

TD Fairness Opinion

Inter Pipeline retained TD Securities pursuant to an engagement letter dated December 15, 2020 to act as financial advisor in connection with, among other things, the Arrangement. The TD Fairness Opinion provides an opinion by TD Securities to the IPL Board to the effect that, as of May 31, 2021 and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by IPL Shareholders is fair, from a financial point of view, to such IPL Shareholders.

The full text of the TD Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the TD Fairness Opinion, is attached as Appendix E to this Joint Information Circular.

The IPL Board urges the IPL Shareholders to read the TD Fairness Opinion in its entirety. Any summary of the TD Fairness Opinion herein is qualified in its entirety by reference to the full text of the TD Fairness Opinion attached as Appendix E to this Joint Information Circular. The TD Fairness Opinion was provided solely for the use of the IPL Board (solely in its capacity as such) in connection with the IPL Board’s evaluation of the Arrangement and may not be relied upon by any IPL Shareholders or any other person. The TD Fairness Opinion is not intended to and does not constitute a recommendation as to how the IPL Shareholders should vote in respect of the Arrangement Resolution.

See “The Arrangement – IPL Fairness Opinions - TD Fairness Opinion”. For the full text of the TD Fairness Opinion, see Appendix E – “IPL Fairness Opinions”.

J.P. Morgan Fairness Opinion

Inter Pipeline retained J.P. Morgan pursuant to an engagement letter effective February 18, 2021 to act as the financial advisor to the IPL Special Committee. The J.P. Morgan Fairness Opinion provides an opinion by J.P. Morgan to the IPL Board to the effect that, as of May 31, 2021 and subject to the assumptions, limitations, and qualifications set forth therein, the Exchange Ratio in the proposed Arrangement is fair, from a financial point of view, to the IPL Shareholders.

The full text of the J.P. Morgan Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the J.P. Morgan Fairness Opinion, is attached as Appendix E to this Joint Information Circular.

The IPL Board urges the IPL Shareholders to read the J.P. Morgan Fairness Opinion in its entirety. This summary of the J.P. Morgan Fairness Opinion herein is qualified in its entirety by reference to the full text of the J.P. Morgan Fairness Opinion attached as Appendix E to this Joint Information Circular. The J.P. Morgan Fairness Opinion was provided solely for the use of the IPL Board (solely in its capacity as such) in connection with the IPL Board’s evaluation of the Arrangement and may not be relied upon by any IPL Shareholders or any other person. The J.P. Morgan Fairness Opinion is not intended to and does not constitute a recommendation as to how the IPL Shareholders should vote in respect of the Arrangement Resolution.

See “The Arrangement – IPL Fairness Opinions - J.P. Morgan Opinion”. For the full text of the J.P. Morgan Opinion, see Appendix E – “IPL Fairness Opinions”.

Pembina Fairness Opinion

Pembina retained Scotia Capital as financial advisor to Pembina in connection with the Arrangement. As part of this mandate, Scotia Capital was requested to provide the Pembina Board with its opinion as to the fairness to Pembina, from a financial point of view, of the Consideration to be paid by Pembina pursuant to the Arrangement. In connection with this mandate, Scotia Capital has prepared and delivered the Pembina Fairness Opinion. The Pembina Fairness Opinion states that, as of May 31, 2021, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by Pembina pursuant to the Arrangement is fair, from a financial point of view, to Pembina.

The full text of the written opinion of Scotia Capital dated May 31, 2021, which sets forth, among other things, the assumptions made, procedures followed, information reviewed, matters considered and limitations and qualifications on the scope of review undertaken in connection with rendering the Pembina Fairness Opinion, is attached as Appendix F to this Joint Information Circular and should be read carefully and in its entirety. The Pembina Fairness Opinion was provided solely for the information and assistance of the Pembina Board in connection with its consideration of the Arrangement and may not be used or relied upon by any Pembina Shareholders or any other person for any other purpose. The Pembina Fairness Opinion is not a recommendation as to how any Pembina Shareholder should vote or act with respect to the Arrangement or its Pembina Common Shares.

The Pembina Board urges the Pembina Shareholders to read the Pembina Fairness Opinion carefully and in its entirety. This summary of the Pembina Fairness Opinion is qualified in its entirety by reference to the full text of the Pembina Fairness Opinion attached as Appendix F to this Joint Information Circular.

See “The Arrangement – Pembina Fairness Opinion”. For the full text of the Pembina Fairness Opinion, see Appendix F – “Pembina Fairness Opinion”.

Recommendation of the IPL Board

After consulting with the IPL Financial Advisors, members of senior management and with Inter Pipeline’s legal, tax, and other advisors, and after considering, among other things, the TD Fairness Opinion and the J.P. Morgan Fairness Opinion, and based upon the unanimous recommendation of the IPL Special Committee, the IPL Board unanimously determined: (a) that the Arrangement is fair to the IPL Shareholders; (b) that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Inter Pipeline; and (c) to unanimously recommend that the IPL Shareholders vote in favour of the Arrangement Resolution.

See “The Arrangement – Recommendation of the IPL Board”.

Recommendation of the Pembina Board

After consulting with Pembina’s senior management and with its financial, legal, tax, and other advisors, and after considering, among other things, the Pembina Fairness Opinion, the Pembina Board unanimously determined: (a) that the Arrangement is fair to the Pembina Shareholders; (b) that the Arrangement and entry into the Arrangement Agreement are in the best interests of Pembina; and (c) to unanimously recommend that the Pembina Shareholders vote in favour of the Pembina Common Share Issuance Resolution.

See “The Arrangement – Recommendation of the Pembina Board”.

IPL Support Agreements

On May 31, 2021, each of the Supporting IPL Shareholders, who collectively hold approximately 0.32% of the issued and outstanding IPL Common Shares, entered into an IPL Support Agreement with Pembina pursuant to which each Supporting IPL Shareholder has agreed, among other things, to vote all of the IPL Common Shares directly or indirectly beneficially owned, controlled or directed or subsequently acquired by such Supporting IPL Shareholder: (a) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution; and (b) against any resolution or transaction which is inconsistent with or would, in any manner, frustrate, prevent, delay or nullify the Arrangement or any of the other transactions contemplated by the Arrangement Agreement. Additionally, each Supporting IPL Shareholder has agreed to a number of negative covenants in furtherance of the consummation of the Arrangement, including an agreement not to tender (or agree to tender) any IPL Common Shares to the Original Brookfield Bid (or any amendment thereto, including the Current Brookfield Bid) or to any other take-over bid made for the IPL Common Shares, and to otherwise support the Arrangement. The IPL Support Agreements may only be terminated in limited circumstances.

See “Effect of the Arrangement – IPL Support Agreements”.

Treatment of IPL Incentive Awards

Completion of the Arrangement will result in the acceleration of the vesting of all IPL RSUs and IPL PSUs granted in 2019 under the IPL Incentive Award Plans and such IPL RSUs and IPL PSUs will be settled in cash immediately prior to the Effective Time based on the IPL VWAP, and in the case of such IPL PSUs, using a “Performance Multiplier” of 1.0 as agreed to by Inter Pipeline and Pembina.

In addition, pursuant to the Arrangement, the vesting of the IPL RSUs and IPL PSUs granted in 2020 and 2021 under the IPL Incentive Award Plans will be accelerated and settled in cash immediately prior to the Effective Time based on the IPL VWAP, and in the case of such IPL PSUs, using a “Performance Multiplier” of 1.0 as agreed to by Inter Pipeline and Pembina, in each case, whether such vesting and cash settlement is a result of the occurrence of a “Change of Control Termination” under the IPL Incentive Award Plans or the exercise by the IPL Board of its powers in relation thereto.

There were 4,505,722 IPL RSUs and 768,118 IPL PSUs outstanding as of June 16, 2021.

See “Effect of the Arrangement – IPL Incentive Awards”.

Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)

the Arrangement Resolution must be approved by not less than 66 2⁄3% of the votes cast by the IPL Shareholders present in person (virtually) or represented by proxy at the IPL Shareholders’ Meeting, in the manner set forth in the Interim Order;

(b)

the Pembina Common Share Issuance Resolution must be approved by greater than 50% of the votes cast by the Pembina Shareholders present in person (virtually) or represented by proxy at the Pembina Shareholders’ Meeting;

(c)	the Court must grant the Final Order approving the Arrangement;

(d)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, including receipt of the Key Regulatory Approvals, must be satisfied or waived by the appropriate Party; and

(e)	the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar.

There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis or at all.

Upon the conditions precedent set forth in the Arrangement Agreement being satisfied or waived, Inter Pipeline is required to file with the Registrar a copy of the Final Order and the Articles of Arrangement, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

See “Procedure for the Arrangement to Become Effective – Procedural Steps”.

Shareholder Approvals

Arrangement Resolution

Pursuant to the Interim Order, the Arrangement Resolution must, subject to further order of the Court, be approved by not less than 66 2⁄3% of the votes cast by IPL Shareholders, present in person (virtually) or represented by proxy at the IPL Shareholders’ Meeting. It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the IPL Shareholders’ Meeting. Accordingly, if the Arrangement Resolution is not approved by IPL Shareholders, the Arrangement will not be completed. However, the Arrangement Resolution authorizes the IPL Board, without further notice to or approval of IPL Shareholders: (a) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement and the Plan of Arrangement; and (b) subject to the terms of the Arrangement Agreement, to disregard the IPL Shareholders’ approval and not proceed with the Arrangement. See Appendix A to this Joint Information Circular for the full text of the Arrangement Resolution.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxy in favour of the Arrangement Resolution set forth in Appendix A to this Joint Information Circular.

See “Procedure for the Arrangement to Become Effective – Shareholder Approvals – Arrangement Resolution”.

Pembina Common Share Issuance Resolution

At the Pembina Shareholders’ Meeting, Pembina Shareholders will be asked to approve the issuance of up to 216,755,684 Pembina Common Shares in connection with the Arrangement, consisting of: (a) up to 214,609,588 Pembina Common Shares issuable pursuant to the Arrangement based on the issued and outstanding IPL Common Shares as of June 28, 2021; and (b) an additional 2,146,096 Pembina Common Shares to account for clerical and administrative matters, including to settle fractional entitlements to Pembina Common Shares under the Arrangement.

If the Pembina Common Share Issuance Resolution is approved, the TSX will generally not require further Pembina Shareholder approval for the issuance of up to an additional 54,188,921 Pembina Common Shares, being 25% of the number of Pembina Common Shares approved for issuance pursuant to the Arrangement by the Pembina Shareholders.

In accordance with the applicable rules of the TSX, the Pembina Common Share Issuance Resolution must be approved by greater than 50% of the votes cast by Pembina Shareholders, present in person (virtually) or represented by proxy at the Pembina Shareholders’ Meeting. It is a condition to the completion of the Arrangement that the Pembina Common Share Issuance Resolution be approved at the Pembina Shareholders’ Meeting. Accordingly, if the Pembina Common Share Issuance Resolution is not approved by Pembina Shareholders, the Arrangement will not be completed. However, the Pembina Common Share Issuance Resolution authorizes the Pembina Board, without further notice to or approval of Pembina Shareholders: (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement and the Plan of Arrangement; and (ii) subject to the terms of the Arrangement Agreement, to not proceed with the Arrangement. See Appendix B to this Joint Information Circular for the full text of the Pembina Common Share Issuance Resolution.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxy in favour of the Pembina Common Share Issuance Resolution set forth in Appendix B to this Joint Information Circular.

See “Procedure for the Arrangement to Become Effective – Shareholder Approvals – Pembina Common Share Issuance Resolution”.

Court Approval

Interim Order

On June 29, 2021, Inter Pipeline obtained the Interim Order providing for the calling and holding of the IPL Shareholders’ Meeting and other procedural matters relating to the Meetings. The Interim Order is attached as Appendix D to this Joint Information Circular.

Final Order

The ABCA provides that the Arrangement requires final Court approval. Subject to the terms of the Arrangement Agreement, if the Arrangement Resolution is approved at the IPL Shareholders’ Meeting and the Pembina Common Share Issuance Resolution is approved at the Pembina Shareholders’ Meeting, Inter Pipeline will make an application to the Court for the Final Order at the Calgary Courts Centre, 601 – 5th Street, S.W., Calgary, Alberta, Canada , or via video conference, if necessary, on July 30, 2021 at 1:30 p.m. (Calgary time) or as soon thereafter as counsel may be heard. The Notice of Application for the Final Order accompanies this Joint Information Circular. At the application for the Final Order, the Court will be requested to consider the fairness of the Arrangement.

Any (a) IPL Shareholder or (b) other interested party desiring to support or oppose the Application may appear at the time of the hearing in person (virtually) or by counsel, provided such IPL Shareholder or other interested party files with the Court and serves upon Inter Pipeline on or before 4:00 p.m. (Calgary time) on July 20, 2021, a notice of intention to appear in accordance with the Alberta Rules of Court, setting out such IPL Shareholder’s or interested party’s address for service and, if applicable, indicating whether such IPL Shareholder or interested party intends to support or oppose the Application or make submissions together with a summary of the position such person intends to advocate before the Court and any evidence or materials that are to be presented to the Court. Service of such notice on Inter Pipeline is required to be effected by service upon the solicitors for Inter Pipeline: Burnet, Duckworth & Palmer LLP, Suite 2400, 525 8th Avenue S.W., Calgary, Alberta, T2P 1G1, Attention: Jeffrey Sharpe.

See “Procedure for the Arrangement to Become Effective – Court Approval”.

Regulatory Approvals

The Arrangement Agreement provides that receipt (or, where applicable, waiver) of all Key Regulatory Approvals (being the Competition Act Approval, HSR Approval and CTA Approval) is a condition precedent to the Arrangement becoming effective.

It is also a condition to the completion of the Arrangement that the TSX shall have conditionally approved the listing of the Pembina Common Shares to be issued to IPL Shareholders pursuant to the Arrangement and that the NYSE, subject to the official notice of issuance, shall have approved the listing of the Pembina Common Shares to be issued to IPL Shareholders pursuant to the Arrangement.

See “Procedure for the Arrangement to Become Effective – Regulatory Approvals”.

Dissent Rights

Subject to the Interim Order and the satisfaction of certain conditions described therein and summarized under the heading “Dissent Rights” in this Joint Information Circular, each registered IPL Shareholder is entitled, in addition to any other right such IPL Shareholder may have, to dissent in respect of the Arrangement and to be paid by Inter Pipeline the fair value of the IPL Common Shares held by such IPL Shareholder, which value will be determined as of the close of business on the last business day before the day on which the Arrangement Resolution was approved by IPL Shareholders.

Dissenting IPL Shareholders must provide a written objection to the Arrangement Resolution that is received by IPL c/o Burnet, Duckworth & Palmer LLP, Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1, Attention: Jeffrey Sharpe, by not later than 4:00 p.m. (Calgary time) on July 22, 2021 (or, in the case of any adjournment or postponement of the IPL Shareholders’ Meeting, by not later than 4:00 p.m. (Calgary time) on the day that is five business days before the day on which the adjourned meeting is reconvened or the postponed meeting is convened, as applicable). Failure to properly exercise Dissent Rights may result in the loss or unavailability of the right to dissent in respect of the Arrangement.

Pursuant to section 191 of the ABCA and the Interim Order, a registered IPL Shareholder may not exercise Dissent Rights in respect of only a portion of such IPL Shareholder’s IPL Common Shares, but may exercise Dissent Rights only with respect to all of the IPL Common Shares held by such IPL Shareholder or on behalf of any one Beneficial Holder and registered in the Dissenting IPL Shareholder’s name.

Only registered IPL Shareholders may exercise Dissent Rights. In many cases, IPL Common Shares beneficially owned by a Beneficial Holder are registered either: (a) in the name of a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary; or (b) in the name of a clearing agency (such as CDS) of which the intermediary is a participant. Accordingly, a Beneficial Holder will not be entitled to exercise its Dissent Rights directly (unless the IPL Common Shares are re-registered in the Beneficial Holder’s name). A Beneficial Holder who wishes to exercise Dissent Rights should immediately contact the intermediary with whom the Beneficial Holder deals in respect of its IPL Common Shares and either: (a) instruct the intermediary to exercise Dissent Rights on the Beneficial Holder’s behalf (which, if the IPL Common Shares are registered in the name of CDS or another clearing agency, may require that such IPL Common Shares first be re-registered in the name of the intermediary); or (b) instruct the intermediary to re-register such IPL Common Shares in the name of the Beneficial Holder, in which case the Beneficial Holder would be able to exercise Dissent Rights directly.

Unless otherwise waived in accordance with the Arrangement Agreement, it is a condition to the completion of the Arrangement in favour of Pembina that (a) if Brookfield or its affiliates or any Person or group of Persons acting jointly or in concert with Brookfield has validly exercised Dissent Rights in respect of the Arrangement, holders of not greater than 15% of the outstanding IPL Common Shares shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date; or (b) if neither Brookfield nor its affiliates nor any Person or group of Persons acting jointly or in concert with Brookfield has validly exercised Dissent Rights in respect of the Arrangement, holders of not greater than 5% of the outstanding IPL Common Shares shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

See “Dissent Rights”.

Summary of Canadian Federal Income Tax Considerations

This Joint Information Circular contains a summary of certain Canadian federal income tax considerations generally applicable to certain IPL Shareholders who dispose of IPL Common Shares pursuant to the Arrangement. See the discussion under the heading “Certain Canadian Federal Income Tax Considerations”.

IPL Shareholders should consult their own tax advisors for advice with respect to the Canadian federal income tax consequences to them in respect of the Arrangement.

Summary of Certain United States Federal Income Tax Considerations

This Joint Information Circular contains a summary of certain U.S. federal income tax considerations generally applicable to certain U.S. Holders that transfer IPL Common Shares pursuant to the Arrangement. See the discussion under the heading “Certain United States Federal Income Tax Considerations”.

IPL Shareholders should consult their own tax advisors for advice with respect to the U.S. federal income tax consequences to them in respect of the Arrangement.

Additional Tax Considerations

This Joint Information Circular discusses certain Canadian and United States federal income tax considerations applicable to certain IPL Shareholders. Tax consequences applicable to IPL Shareholders who are resident in jurisdictions other than Canada or the United States are not discussed herein and such IPL Shareholders should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Pembina Common Shares after the Arrangement. All IPL Shareholders should consult their own tax advisors regarding the provincial, state, local and territorial tax consequences of the Arrangement and of holding Pembina Common Shares.

This Joint Information Circular does not discuss any tax considerations applicable to holders of IPL Incentive Awards. Such holders should consult their own tax advisors regarding the consequences of the Arrangement to them in their particular circumstances.

Timing

If the Meetings are held as scheduled and are not adjourned or postponed, and the necessary conditions for completion of the Arrangement are otherwise satisfied or waived, Inter Pipeline is expected to apply for the Final Order approving the Arrangement on or about July 30, 2021. If the Final Order is obtained in form and substance satisfactory to Inter Pipeline and Pembina and all other conditions set forth in the Arrangement Agreement are otherwise satisfied or waived, including with respect to Key Regulatory Approvals, Inter Pipeline and Pembina expect the Effective Date will occur late in the third quarter or early in the fourth quarter of 2021. It is not possible, however, to state with certainty when the Effective Date will occur and it is possible that factors outside the control of Inter Pipeline and/or Pembina could result in the Arrangement being completed at a later date, or not at all.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

The Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order or the failure to receive any Key Regulatory Approvals in a timely manner.

See “Timing”.

Selected Unaudited Pro Forma Consolidated Financial Information for Pembina After Giving Effect to the Arrangement

The following is a summary of selected unaudited pro forma consolidated financial information of Pembina, both before and after giving effect to the completion of the Arrangement, as at and for the three month period ended March 31, 2021 and for the year ended December 31, 2020. The pro forma adjustments are based upon available information and certain assumptions that Pembina believes are reasonable under the circumstances. The unaudited pro forma consolidated financial information set forth below and the unaudited pro forma consolidated financial statements of Pembina attached to this Joint Information Circular as Appendix G – “Unaudited Consolidated Pro Forma Financial Statements of Pembina Pipeline Corporation” are presented for illustrative purposes only and are not necessarily indicative of either (a) the financial position or the results of operations that would have occurred as at such dates or for such periods had the Arrangement been effective as of March 31, 2021 or January 1, 2020, as applicable, or (b) the financial position or results of operations for Pembina in future years if the Arrangement is completed. The actual adjustments will differ from those reflected in such unaudited pro forma consolidated financial statements and such differences may be material.

The following is a summary only and must be read in conjunction with the unaudited pro forma consolidated financial statements of Pembina as at and for the three month period ended March 31, 2021 and for the year ended December 31, 2020, including the notes thereto, attached as Appendix G to this Joint Information Circular. Reference should also be made to the Pembina Interim Financial Statements, Pembina Annual Financial Statements, IPL Interim Financial Statements and IPL Annual Financial Statements, each of which is incorporated by reference herein. See Appendix G – “Unaudited Consolidated Pro Forma Financial Statements of Pembina Pipeline Corporation”.

Unaudited Pro Forma Consolidated Financial Information as at and for the Three Months Ended March 31, 2021

($ millions, expect per share amounts)	Pembina (Prior to the Arrangement)	IPL (Prior to the Arrangement)	Pro Forma Adjustments	Pro Forma Pembina (After Giving Effect to the Arrangement)
Revenue	2,045	697	(1)	2,741
Earnings	320	128	11	459
Earnings per Share (Basic)	0.51	0.30		0.55
Earnings per Share (Diluted)	0.51	0.30		0.55

Total Assets	31,324	13,232	4,067	48,623
Total Liabilities	16,591	8,975	108	25,674
Total Equity	14,733	4,257	3,959	22,949

Unaudited Pro Forma Consolidated Financial Information for the Year Ended December 31, 2020

($ millions, expect per share amounts)	Pembina (Prior to the Arrangement)	IPL (Prior to the Arrangement)	Pro Forma Adjustments	Pro Forma Pembina (After Giving Effect to the Arrangement)
Revenue	6,202	2,400	(7)	8,595
Earnings (Loss)	(316)	359	37	80
Earnings (Loss) per Share (Basic)	(0.86)	0.84		(0.10)
Earnings (Loss) per Share (Diluted)	(0.86)	0.84		(0.10)

See “The Arrangement – Reasons for and Benefits of the Arrangement” and “Pro Forma Information Concerning Pembina After Giving Effect to the Arrangement”.

Risk Factors

IPL Shareholders voting in favour of the Arrangement Resolution and Pembina Shareholders voting in favour of the Pembina Common Share Issuance Resolution, as applicable, will be choosing to combine the businesses of Inter Pipeline and Pembina and, in the case of IPL Shareholders, to invest in Pembina Common Shares, as applicable. The completion of the Arrangement and investment in Pembina Common Shares involves risks.

An investment in Pembina Common Shares is subject to certain risks, which are generally associated with an investment in shares of an integrated energy company. The following is a list of certain additional risk factors associated with the Arrangement and the investment in Pembina

Common Shares which IPL Shareholders and Pembina Shareholders should carefully consider before approving the Arrangement Resolution and the Pembina Common Share Issuance Resolution, as applicable:

•

the conditions precedent to completion of the Arrangement, including receipt of all Key Regulatory Approvals, Court approval, and conditional approval of the TSX and approval of the NYSE, subject to the official notice of issuance, may not be satisfied or waived by the Outside Date, which may result in the Arrangement not being completed;

•	Pembina, after giving effect to the Arrangement, may fail to realize the anticipated benefits of the Arrangement;

•	risks related to the integration of Inter Pipeline’s business into Pembina’s business;

•

risks that Shareholders may be exposed to additional business risks not previously applicable to their investment, as the business mix of Pembina following completion of the Arrangement will be different than that of Inter Pipeline and Pembina as separate entities;

•	the market price of the IPL Common Shares and/or the Pembina Common Shares may be subject to material fluctuations if the Arrangement Agreement is delayed or is not completed;

•	the Arrangement Agreement could be terminated by either Party under certain circumstances;

•	Inter Pipeline and Pembina will incur significant costs relating to the Arrangement, regardless of whether the Arrangement is completed;

•

if the Arrangement is not completed, IPL Shareholders and Pembina Shareholders will not realize the benefits of the Arrangement and Inter Pipeline’s and Pembina’s future business and operations could be adversely affected;

•	Inter Pipeline and Pembina are restricted from taking certain actions while the Arrangement is pending;

•	the Exchange Ratio is fixed and will not be adjusted in the event of any change in either Inter Pipeline’s or Pembina’s respective share prices;

•

a substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in Regulatory Approvals, including the Key Regulatory Approvals, could adversely affect the business, financial condition or results of operations of Pembina, Inter Pipeline or Pembina following completion of the Arrangement;

•

IPL Shareholders have the right to exercise Dissent Rights and, if there are a significant number of Dissenting IPL Shareholders, a substantial cash payment may be required to be made to such Dissenting IPL Shareholders that could have an adverse effect on Pembina’s financial condition and cash resources if the Arrangement is completed;

•	there may be undisclosed liabilities that Pembina or Inter Pipeline failed to discover or was unable to quantify in their respective due diligence of the other Party;

•	Pembina Shareholders will experience dilution following the issuance of the Pembina Common Shares pursuant to the Arrangement;

•	there is no assurance that listing of the Pembina Common Shares issuable pursuant to and in connection with the Arrangement on the TSX and on the NYSE will occur in a timely manner or at all;

•

the pro forma financial information provided may not be an accurate depiction of the financial condition or results of operations of Pembina after giving effect to the Arrangement, as it relies on a number of adjustments and assumptions that may not be accurate;

•

credit ratings of Pembina after giving effect to the Arrangement will be subject to ongoing evaluation and may be downgraded or there may be adverse conditions in the credit markets, which may impede Pembina’s access to the debt markets or raise its borrowing rates;

•	changes in income or other tax laws or actions taken by taxing authorities could have adverse implications on Pembina, Inter Pipeline or their respective securityholders;

•	risks relating to the income tax consequences of the Arrangement and the taxation of Pembina;

•	future dividends on the Pembina Common Shares may not be approved by the Pembina Board;

•

Pembina and Inter Pipeline directors and officers, who were involved with negotiating the terms of the Arrangement Agreement, may have interests in the Arrangement that differ from those of Pembina Shareholders and IPL Shareholders;

•	as a result of the Arrangement, Pembina and Inter Pipeline may become the targets of litigation or other legal claims including securities class actions or derivative lawsuits; and

•	the timing of the Meetings, the Final Order and the anticipated Effective Date may be changed or delayed.

The risk factors listed above are an abbreviated list of risk factors summarized elsewhere in this Joint Information Circular, the IPL AIF, the IPL Annual MD&A, the IPL Interim MD&A, the Pembina AIF, the Pembina Annual MD&A and the Pembina Interim MD&A, each of which are incorporated by reference herein. See “Risk Factors”. IPL Shareholders and Pembina Shareholders should carefully consider all such risk factors.

THE ARRANGEMENT

General

Pembina and Inter Pipeline entered into the Arrangement Agreement on May 31, 2021. On June 29, 2021, Pembina and Inter Pipeline entered into an amendment to the Arrangement Agreement to amend the Plan of Arrangement to provide for the exchange of the IPL Hybrid Notes for notes of Pembina issued pursuant to the Pembina Hybrid Note Indenture, provided that the IPL Hybrid Note Amendments have received the requisite approval of the holders of the IPL Hybrid Notes pursuant to the IPL Hybrid Note Indenture.

A copy of the Arrangement Agreement is attached as Appendix C to this Joint Information Circular. The Arrangement Agreement provides for the implementation of the Plan of Arrangement (a copy of which is attached as Schedule A to Appendix C to this Joint Information Circular) pursuant to which, among other things, all of the issued and outstanding IPL Common Shares will be exchanged for Pembina Common Shares on the basis of 0.5 of a Pembina Common Share for each IPL Common Share held.

Current IPL Shareholders are expected to own approximately 28% and current Pembina Shareholders are expected to own approximately 72% of Pembina immediately after completion of the Arrangement.

Background to the Arrangement

Inter Pipeline

The terms of the Arrangement are the result of arm’s length negotiations between representatives of IPL and Pembina and their respective financial and legal advisors. The following is a summary of the events leading up to the negotiation of the Arrangement Agreement and the key meetings, negotiations, discussions and actions by and between the Parties that preceded and then followed the execution and public announcement of the Arrangement Agreement.

Management of IPL and the IPL Board regularly evaluate IPL’s business plan and strategy and, in such context, review and discuss the strategic objectives, alternatives and opportunities available to IPL as part of their respective ongoing responsibility to enhance the value of IPL. In that regard, IPL has from time to time considered and assessed strategic transactions with various industry participants, including Pembina, and other opportunities to better realize the potential of IPL’s assets, support and grow IPL’s overall position in the industry and enhance shareholder value.

In early November 2020, Brookfield informed IPL for the first time that it was a significant investor in Inter Pipeline and that it desired to take IPL private. The IPL Board retained financial and legal advisors, including Dentons as independent legal advisor, and fully engaged with Brookfield over the next three months. Over the course of this engagement, the independent directors met in camera without management or management directors present at each meeting of the IPL Board. During this time, IPL received two unsolicited non-binding conditional proposals from Brookfield to acquire IPL, which were on more favourable terms than the Original Brookfield Bid. The second, revised proposal offered a purchase price of $18.25 per IPL Common Share, payable 80% in cash and 20% in BIPC Shares to be offered on a “rollover” or a tax-deferred basis. Each of Brookfield’s proposals required that IPL enter into an exclusivity agreement with Brookfield and was subject to, among other things, Brookfield being given access to non-public information, completing due diligence and entering into a definitive transaction agreement with standard break-fee and other customary deal protection provisions. After thoroughly reviewing each of the proposals, with the assistance of its financial and legal advisors, the IPL Board determined and communicated to Brookfield (a) that it believed that both proposals were inadequate and (b) the reasons why the IPL Board reached that conclusion in each case.

The IPL Board considered a number of factors in reaching its conclusions, including: (a) the fact that the IPL Common Shares were trading at historical lows due to the COVID-19 pandemic and the 2020 collapse in crude oil prices; (b) the prices at which the IPL Common Shares were trading less than a year prior; (c) that public markets were starting to reflect a gradual resolution of the COVID-19 pandemic, with energy and petrochemical prices improving, and energy equities up significantly from their 2020 lows; (d) that IPL was nearing completion of the HPC Project, which is expected to create a step change in cash flow generation and long-term value for all IPL Shareholders; and (e) its views of the intrinsic value of IPL’s business. The IPL Board also did not believe a “go-shop” mechanic as proposed by Brookfield under its exclusive negotiation proposals was an effective method of maximizing IPL Shareholder value.

Notwithstanding the foregoing, the Board remained open to engaging with Brookfield. In late January 2021, the IPL Board indicated to Brookfield in a letter a value at which it would be prepared to engage in pre-emptive and exclusive discussions, and welcomed such engagement with Brookfield in order for the parties to better understand where their views on value may differ, and how Brookfield may be able to arrive at a pre-emptive valuation. After informing Mr. Bayle that Brookfield would reassess its position and respond, there were no further communications between Inter Pipeline and Brookfield until February 10, 2021 when Brookfield advised Inter Pipeline that it would be publicly announcing its intention to make the Original Brookfield Bid. Later that evening Brookfield issued its news release announcing its intention, together with its institutional partners, to make the Original Brookfield Bid.

On February 10, 2021, following the announcement by Brookfield of its intention to make the Original Brookfield Bid, the IPL Board met with members of senior management of Inter Pipeline, together with Inter Pipeline’s legal counsel, BDP, the Board’s legal counsel, Dentons, and financial advisor, TD Securities, to discuss the potential Original Brookfield Bid and related matters. The IPL Board approved the issuance of a news release responding to Brookfield’s public announcement, which was issued on February 11, 2021. The IPL Board also determined to engage an additional financial advisor on behalf of the Board or a special committee should the Board establish one.

On February 12, 2021, the IPL Board formed the IPL Special Committee comprised of Margaret McKenzie (Chair) and all of the other independent directors. The mandate of the IPL Special Committee was, among other things, to: assess, consider and review the Original Brookfield Bid; evaluate a broad range of alternatives focused on maximizing value for IPL Shareholders including exploring a possible corporate transaction, while continuing to seek a partner for a material interest in the HPC Project, and including possible change of control transactions or asset sales with one or more third parties, partnerships with strategic or financial partners or remaining independent and pursuing Inter Pipeline’s existing strategy as a stand-alone entity; manage the process relating to the Original Brookfield Bid and seek alternate transactions (including the responsibility to supervise the negotiations of any agreements with counterparties) and make recommendations to the full IPL Board. The IPL Special Committee was also given the power to retain financial, legal and other advisors.

Over the next several days, an ad hoc committee of independent directors, with the assistance of Dentons, conducted a process to select a financial advisor. After receiving proposals and presentations from and interviewing four prospective financial advisory firms, the ad hoc committee recommended that J.P. Morgan be retained based on, among other considerations, its independence, global scope, industry expertise (particularly in North American energy infrastructure and petrochemicals) and relevant experience. J.P. Morgan was retained effective February 18, 2021 as financial advisor to the IPL Special Committee.

On February 18, 2021, the IPL Board met to discuss the proposed Original Brookfield Bid and received a presentation from management and advice from TD Securities, J.P. Morgan, BDP and Dentons.

Later on February 18, 2021, Inter Pipeline issued a press release announcing that the IPL Board had initiated a strategic review in order to evaluate a broad range of alternatives focused on maximizing value for IPL Shareholders (the “Strategic Review”) and that the IPL Board had established the IPL Special Committee to oversee the Strategic Review.

On February 22, 2021, Brookfield filed an offer to purchase and take-over bid circular and related documents, including a copy of the advertisement, on Inter Pipeline’s SEDAR profile, commencing the Original Brookfield Bid.

Throughout the period from February 18, 2021 to June 1, 2021, the IPL Special Committee and the IPL Financial Advisors solicited third parties to assess their interest in IPL and its assets. A number of these parties, including Pembina, expressed an interest and were provided with access, pursuant to non-disclosure and standstill agreements, to an electronic data room containing certain non-public financial and operating information of IPL, received management presentations from IPL and engaged in discussions with IPL and the IPL Financial Advisors with respect to a range of potential value-maximizing transactions.

Also during this period, the IPL Special Committee met regularly and at least weekly to be updated by management, the IPL Financial Advisors and legal counsel regarding, among other things, the status of discussions and negotiations with third parties and to review and consider potential alternative transactions. Additionally, over the course of this period the Chair of the IPL Special Committee attended numerous additional meetings with members of management, legal counsel, financial and strategic shareholder services and communications advisors present to consider and discuss various matters with respect to the Strategic Review.

On April 10, 2021, Mr. Bayle and Ms. McKenzie, the Chair of the IPL Special Committee, had a call with Messrs. Dilger and Findlay, the President & Chief Executive Officer and Chair of the Board of Directors of Pembina, respectively, during which Mr. Dilger conveyed an initial proposal regarding a possible transaction for certain assets of IPL, which did not involve an en bloc acquisition of IPL. The same proposal was subsequently delivered by email on April 15, 2021. After considering the proposal with its financial and legal advisors, the IPL Special Committee was of the view that the Pembina proposal was not in the best interests of IPL. On April 21, 2021, Mr. Bayle advised Mr. Dilger that IPL was not interested in pursuing its proposal.

On April 13, 2021, the IPL Special Committee received a letter from Brookfield stating that while the Original Brookfield Bid of $16.50 per IPL Common Share represented “full and fair value for [IPL]”, it was willing to attempt to increase the Original Brookfield Bid should it be provided the ability to perform customary due diligence.

The IPL Special Committee responded by letter to Brookfield on April 20, 2021, stating that it was open to Brookfield participating in the Strategic Review and submitting an improved proposal to the IPL Special Committee. In order to receive non-public information on IPL’s business, the response letter also stated that Brookfield would need to sign a non-disclosure agreement, including standstill protections, which was a requirement applicable to all other parties who received non-public information in the Strategic Review. The IPL Special Committee reaffirmed to Brookfield its strong view that Brookfield’s previous offers, including the proposals delivered prior to the commencement of the Original Brookfield Bid, did not represent fair value for IPL Shareholders and that IPL Shareholders expect significantly higher value given that the IPL Common Shares have consistently traded at prices well above the Original Brookfield Bid since it was announced.

On April 21, 2021, Brookfield’s financial advisors contacted TD Securities and J.P. Morgan to inquire about the terms on which Brookfield would be able to participate in the Strategic Review. In a subsequent conversation on April 26, 2021, TD Securities and J.P. Morgan communicated to Brookfield’s financial advisors the principal terms on which the IPL Special Committee would be prepared to grant Brookfield access to IPL’s non-public information. These included the execution of a non-disclosure and standstill agreement containing a number of exceptions to the standstill provisions for Brookfield’s benefit, including rights to: (a) continue the Original Brookfield Bid, (b) make non-public proposals to the IPL Board at any time, (c) amend the Original Brookfield Bid or make a new take-over bid if another transaction supported by the IPL Board was announced, and (d) increase the value of the Original Brookfield Bid or make any other amendments to the Brookfield Offer with IPL Board support. Brookfield’s financial advisors requested that TD Securities and J.P. Morgan not send the proposed non-disclosure and standstill agreement and, subsequently, on April 28, 2021, Brookfield issued a news release stating, among other things, that it had not yet been granted data room access.

On April 29, 2021, IPL issued a press release reiterating that the Strategic Review was focused on maximizing value for all IPL Shareholders and that the IPL Special Committee had attempted to engage with Brookfield in good faith to negotiate customary terms that would allow Brookfield access to IPL’s data room.

On May 3, 2021, the IPL Special Committee received a further letter from Brookfield seeking to perform due diligence and enclosing a draft form of a non-disclosure agreement.

On May 5, 2021, the IPL Special Committee responded to Brookfield, reaffirming its interest in Brookfield participating in the Strategic Review and submitting an improved proposal to the IPL Special Committee. The response letter also conveyed the IPL Special Committee’s willingness to negotiate the terms of the draft non-disclosure agreement provided by Brookfield to facilitate such participation. In order to ensure the confidentiality of those negotiations, the IPL Special Committee requested that the parties enter into a limited duration preliminary non-disclosure agreement, a draft copy of which was provided to Brookfield.

Over the period from May 5, 2021 to May 12, 2021, IPL and Brookfield negotiated and ultimately entered into, first, a preliminary non-disclosure agreement and, subsequently, a non-disclosure agreement providing Brookfield with access to IPL’s non-public information. Under the terms of the non-disclosure agreement, Brookfield agreed that, until the first anniversary of the agreement, it would not change the consideration offered per IPL Common Share under the Original Brookfield Bid except to increase the aggregate consideration to not less than C$17.95 per IPL Common Share. Brookfield was provided with access to IPL’s data room on May 14, 2021. The data room contained thousands of documents related to the business of IPL and included a process letter with a bid date of May 25, 2021, and form of arrangement agreement that was to be reviewed and any comments submitted on the bid date.

Among other things, as part of its due diligence access, Brookfield received a detailed management presentation from IPL, four additional sessions with management devoted to specific commercial and technical matters, access to a detailed financial model for IPL’s business and a site visit to the HPC Project. IPL and its advisors responded to hundreds of questions from Brookfield and its advisors with respect to IPL and its business and the information contained in the data room, which also involved providing additional documentation and information in response to supplemental information requests from Brookfield and its representatives over the course of approximately 12 days.

On May 18, 2021, Pembina communicated its interest in a potential acquisition of IPL by way of an all-share transaction and was provided with access to IPL’s data room on May 19, 2021 after entering into a Confidentiality Agreement with IPL, enabling Pembina to conduct due diligence on IPL and receive certain confidential, non-public information relating to IPL and its business. The data room included a process letter with a bid date of May 25, 2021, and form of arrangement agreement that was to be reviewed and submitted on the bid date. Pembina was also provided with thousands of documents pertaining to IPL’s business, a detailed management presentation from IPL, a number of additional sessions with management devoted to specific matters, and IPL and its advisors responded to hundreds of questions and information requests from Pembina over the course of approximately eight days.

At a meeting on May 19, 2021, Ms. McKenzie and Mr. Bayle were advised by Messrs. Dilger and Findlay that the Pembina Board had authorized Pembina to pursue an en bloc proposal for IPL. Among other things, Messrs. Dilger and Findlay outlined Pembina’s views of synergies available to a combined company, both in terms of operating efficiencies and opportunities to accelerate and de-risk growth projects. They indicated that the Pembina Board had considered an all-share exchange that valued the IPL Common Shares at $18.00 per IPL Common Share, and, on that basis, Pembina would be prepared to put full effort into confirmatory due diligence and would be in a position to make a firm proposal on IPL’s required timeline. They further indicated that Pembina saw the strategic value in the combination and believed that both Pembina and IPL Shareholders would benefit from the combination of the two companies.

On May 25, 2021, in response to the process letter, the IPL Special Committee received a non-binding proposal (the “May 25 Brookfield Proposal”) from Brookfield, indicated to be Brookfield’s “final proposal”, with respect to two potential alternative transactions. The first alternative proposed consideration per IPL Common Share of $18.00 (payable in cash and/or 0.214 BIPC Shares according to individual shareholder election, subject to proration with maximum cash consideration and maximum BIPC Shares issued of approximately $5.2 billion and 21.5 million, respectively). The second alternative proposed consideration of (a) $16.50 per IPL Common Share payable in cash and/or 0.196 BIPC Shares according to individual shareholder election, subject to proration with cash and issued BIPC shares of approximately $4.8 billion and 19 million, respectively), and a 25% participating equity interest (potentially up to 50%, subject to a commensurate reduction in the cash and BIPC Share portion of the aggregate consideration) in the HPC Project via a newly-established, publicly-traded entity. Brookfield did not submit a mark-up of

IPL’s draft form of arrangement agreement with the May 25 Brookfield Proposal as had been requested in the process letter. The May 25 Brookfield Proposal did not include a tax-deferred rollover option for IPL Shareholders receiving BIPC Shares.

In the May 25 Brookfield Proposal, Brookfield stated that its confirmatory due diligence procedures were largely complete, but outlined outstanding materials that it required to complete its evaluation together with a summary of certain information it had reviewed it stated differed adversely from its initial expectations.

On May 25, 2021, Pembina’s legal counsel, Blakes, provided draft forms of an arrangement agreement, voting and support agreement and related documents to IPL’s legal counsel, BDP. Negotiation of the terms of the Arrangement Agreement continued until the Arrangement Agreement was executed by IPL and Pembina (as described below).

On the morning of May 26, 2021, Pembina provided a management presentation on Pembina and its business to IPL and the IPL Financial Advisors, which was attended by both Ms. McKenzie, on behalf of the IPL Special Committee, and Mr. Findlay, on behalf of Pembina. Among other things, as part of its due diligence review of Pembina and its evaluation of a potential business combination with Pembina, IPL was also provided with a detailed financial model for Pembina’s business.

Later on May 26, 2021, the IPL Special Committee met to consider the May 25 Brookfield Proposal, the verbal expression of interest at a value of $18.00 per IPL Common Share that had been communicated by Pembina on May 19, 2021 and related matters and receive advice from its financial and legal advisors. The IPL Special Committee received advice from the IPL Financial Advisors concerning, among other things, the May 25 Brookfield Proposal, including the second alternative which proposed a “spin-out” of the HPC Project into a separate publicly-traded entity, and an updated value analysis of (a) IPL, and (b) a potential all-share business combination with Pembina. As part of the Strategic Review, the IPL Special Committee, with the advice of the IPL Financial Advisors, had previously considered the potential spin-out of the HPC Project and determined that it was not a credible value-maximizing alternative. After consideration, the IPL Special Committee was unanimously of the view that neither the May 25 Brookfield Proposal nor the May 19, 2021 verbal expression of interest from Pembina was in the best interests of IPL or the IPL Shareholders and authorized the Chair to communicate its response to Brookfield and Pembina, respectively.

The IPL Special Committee’s position was communicated to Pembina and its advisors later on the evening of May 26, 2021 and to Brookfield in a meeting held the morning of May 27, 2021. At that meeting, IPL also communicated its preference for an all-cash offer from Brookfield to eliminate the IPL Special Committee’s concerns about the BIPC Shares, including the sustainability of their trading premium relative to the BIP Units, which concerns had initially been raised in the IPL’s directors’ circular dated March 8, 2021. The IPL Special Committee’s concerns were heightened by the fact that Brookfield was not offering a tax-deferred rollover to IPL Shareholders electing to receive BIPC Shares. IPL also communicated that the IPL Special Committee did not view the potential HPC Project “spin-out” alternative favourably, citing, among other reasons, its complexity and conditionality, in addition to its view that the May 25 Brookfield Proposal was insufficient in value.

Later on May 27, 2021, representatives of J.P. Morgan and TD Securities spoke with a representative of Brookfield, during which conversation Brookfield indicated that equity consideration was fundamental to its proposal and that it was willing to engage in further diligence on the HPC Project and the BIPC Shares. Also on May 27, 2021, Ms. McKenzie and Mr. Bayle met with Mr. Baker to discuss the outstanding diligence items that Brookfield had identified in the May 25 Brookfield Proposal, during which meeting they also conveyed the IPL Special Committee’s willingness to explore the BIPC Share consideration further.

Subsequently, due diligence sessions were held on May 28, 2021 between representatives of Brookfield and IPL to address certain outstanding questions related to the HPC Project. On May 28, 2021 and May 29, 2021, additional sessions were also held with respect to IPL’s concerns regarding the structure and trading performance of the BIPC Shares, during which Brookfield indicated it believed it could structure a transaction on a tax-deferred basis with respect to the BIPC Shares, and with respect to the proposed HPC Project “spin-out” alternative, respectively.

Also on May 28, 2021 IPL conducted a reverse due diligence session with respect to Pembina’s business and financial outlook, which included Messrs. Christian Bayle, Brent Heagy, Chief Financial Officer of IPL, and Spil Kousinouris, Vice President, Corporate Development of IPL, Ms. Margaret McKenzie and representatives from J.P. Morgan, TD Securities and certain members of the executive of Pembina.

On May 29, 2021, the IPL Special Committee received a presentation from Mr. Dilger and Mr. Scott Burrows, Pembina’s Senior Vice President & Chief Financial Officer, accompanied by Mr. Findlay, with respect to a potential acquisition of IPL by Pembina in an all-share transaction. At the conclusion of the presentation, Pembina presented its proposal to acquire IPL pursuant to a plan of arrangement on the basis of 0.4815 of a Pembina Common Share for each Common Share, reflecting a value of approximately $18.80 per IPL Common Share based on the closing price of the Pembina Common Shares on May 28, 2021.

On May 30, 2021, the IPL Special Committee met to consider the proposal received from Pembina and related matters and receive advice from its financial and legal advisors. The IPL Special Committee received advice from the IPL Financial Advisors concerning, among other things, the value of the proposal received from Pembina on May 29, 2021, including in comparison to the May 25 Brookfield Proposal. The IPL Special Committee was unanimously of the view that the Pembina proposal was insufficient and authorized the Chair to communicate its response to Pembina. The Chair was also authorized to communicate to Brookfield that the IPL Special Committee had received a competing en bloc proposal and to communicate to each of Pembina and Brookfield that it should submit its “best and final” offer to acquire IPL by the evening of May 30,

2021, which the Chair did following the meeting. The Chair also advised that Pembina should consider revising the exchange ratio to 0.505 of a Pembina Common Share for each IPL Common Share and should consider submitting a revised offer to acquire IPL by the evening of May 30, 2021.

Subsequently, on May 30, 2021, both Pembina and Brookfield submitted revised proposals to the IPL Special Committee.

Pembina revised its proposal to increase the share exchange ratio from 0.4815 to 0.49325 of a Pembina Common Share for each IPL Common Share, reflecting a value of approximately $19.26 per IPL Common Share based on the closing trading price of the Pembina Common Shares on May 28, 2021. As part of its revised proposal, Pembina also confirmed its intention to increase the monthly dividend on the Pembina Common Shares to $0.22 per Pembina Common Share upon the closing of the transaction, with an additional monthly dividend increase of $0.01 to $0.23 per Pembina Common Share following the successful commissioning and in-service date of the HPC Project.

Brookfield submitted a non-binding proposal to the IPL Special Committee, stated to be its “best and final offer”, proposing consideration per IPL Common Share of $19.00 payable in cash and/or 0.219 BIPC Shares (based on the BIPC Share closing price of $86.63 on May 28, 2021) according to individual shareholder election, subject to proration with maximum cash consideration and maximum BIPC Shares issued of approximately $5.4 billion (representing 73% of the total consideration) and 23.0 million aggregate BIPC Shares (representing 27% of the total consideration), respectively. The proposal included provision for a tax-deferred rollover option for certain IPL Shareholders on the portion that such IPL Shareholders may elect to receive in the form of BIPC Shares. The proposal was subject to the following “key conditions”: customary Brookfield Infrastructure deal protections; all reasonable steps to be taken to schedule the shareholder meeting to approve the plan of arrangement at the soonest permissible date; and IPL’s June dividend declaration (i.e., for the July dividend payment) to be the last declaration permitted. The proposal was accompanied by a proposed form of exclusivity agreement and Brookfield indicated it would share a redline to IPL’s draft plan of arrangement within 24 hours of exclusivity.

The IPL Special Committee met in the evening of May 30, 2021 to consider the proposals received from Pembina and Brookfield earlier in the day and related matters and receive advice from its financial and legal advisors. The IPL Special Committee received advice from the IPL Financial Advisors concerning, among other things, the value of the respective proposals. After review and consideration, the IPL Special Committee was of the view that the Pembina proposal was superior to the Brookfield proposal and authorized the Chair to continue discussions with Pembina in an effort to obtain an improved proposal. The Chair communicated the IPL Special Committee’s response to Pembina later that evening and informed Pembina that the IPL Special Committee wanted to consider the proposal overnight and would respond to Pembina the morning of May 31, 2021.

The IPL Special Committee met again on the morning of May 31, 2021. During the course of this meeting, the Chair received a revised proposal from Pembina offering to increase its previous proposal by including an incremental contingent value right with a potential value of $0.25 per IPL Common Share contingent on the construction costs of the HPC Project remaining on budget. Pembina also requested exclusive negotiations with IPL and sent a draft exclusivity agreement to IPL for consideration. The IPL Special Committee received further advice from the IPL Financial Advisors and legal counsel concerning the enhanced Pembina proposal, including the proposed contingent value right. After review and consideration, the IPL Special Committee was of the view that the enhanced Pembina proposal continued to be superior to the Brookfield proposal and authorized the Chair to continue discussions with Pembina with respect to the proposed contingent value right and in an effort to further improve the Pembina proposal.

Later on the morning May 31, 2021 and following the IPL Special Committee meeting, the Chair of the IPL Special Committee, along with representatives of TD Securities and J.P. Morgan, informed Brookfield that the IPL Board was prepared to accept a competing en bloc proposal, which would include standard deal protection provisions.

Shortly after that communication, on May 31, 2021, Brookfield communicated that it would be delivering another proposal, and subsequently submitted a revised proposal to the IPL Special Committee, stated again to be its “best and final offer” (the “May 31 Brookfield Proposal”), proposing consideration per IPL Common Share of $19.50 payable in cash and/or 0.225 BIPC Shares (based on the BIPC Share closing price of $86.63 on May 28, 2021) according to individual shareholder election, subject to proration with maximum cash consideration and maximum BIPC Shares issued of approximately $5.6 billion (representing 74% of the total consideration) and 23.0 million aggregate BIPC Shares (representing 26% of the total consideration), respectively. The proposal included provision for a tax-deferred rollover option for certain IPL Shareholders on the portion that such IPL Shareholders may elect to receive in the form of BIPC Shares. The proposal was subject to the following “key conditions”: customary Brookfield Infrastructure deal protections; all reasonable steps to be taken to schedule the shareholder meeting to approve the plan of arrangement at the soonest permissible date; and IPL’s June dividend declaration (i.e., for the July dividend payment) will be the last dividend declaration permitted. The May 31 Brookfield Proposal equated to a value of $19.42 per IPL Common Share assuming an IPL Shareholder received the maximum cash consideration based on the pro-rationing between cash and share consideration under the proposal and based on the closing price of the BIPC Shares on May 31, 2021.

Subsequently on May 31, 2021, following further negotiations between Pembina and its advisors and the IPL Special Committee and its advisors, Pembina revised its proposal to remove the proposed contingent value right and to increase the share exchange ratio from 0.49325 to 0.50 of a Pembina Common Share for each IPL Common Share, reflecting a value of approximately $19.45 per Common Share based on the closing trading price of the Pembina Common Shares on May 31, 2021. Pembina’s revised proposal included its intention to increase the monthly dividends on the Pembina Common Shares to $0.22 per Pembina Common Share upon the closing of the transaction, with an additional monthly dividend increase of $0.01 per Pembina Common Share following the successful commissioning and in-service date of the HPC Project. As consideration for the increased offer, Pembina requested an increase in the reciprocal break fee from $300 million to $350 million. Pembina also requested that IPL enter into an exclusivity agreement with Pembina.

The IPL Special Committee met later in the afternoon of May 31, 2021, to consider the proposals received from Pembina and Brookfield and related matters and receive advice from its financial and legal advisors. The IPL Special Committee received advice from the IPL Financial Advisors concerning, among other things, the value of the respective proposals received from Pembina and Brookfield. It was noted that, based on the respective closing prices of the Pembina Common Shares and the BIPC Shares on May 31, 2021, the ‘headline’ values (before considering the other advantages of the Arrangement) of the Pembina and Brookfield proposals were $19.45 and $19.42, respectively. Each of the IPL Financial Advisors confirmed that it would be able to deliver a favourable opinion to the IPL Board as to the fairness, from a financial point of view, of the consideration to be received by the IPL Shareholders pursuant to the Arrangement or the exchange ratio in the Arrangement. The IPL Special Committee discussed, among other things, the alternative courses of action that had been considered including the final proposals received from each of Pembina and Brookfield and the impact of the Arrangement or the May 31 Brookfield Proposal on the various stakeholders of IPL. Based on the advice it received and its deliberations, the IPL Special Committee was unanimously of the view that the proposed Arrangement was superior to the May 31 Brookfield Proposal. In reaching its conclusion, the IPL Special Committee considered numerous factors in addition to the ‘headline’ values of the respective proposals, including the matters enumerated under “The Arrangement – Reasons for and Benefits of the Arrangement”, “The Arrangement – Additional Reasons and Benefits for IPL Shareholders” and “The Arrangement – Recommendation of the IPL Board”.

Later on May 31, 2021, the IPL Financial Advisors informed Brookfield that the IPL Special Committee had considered the May 31 Brookfield Proposal and determined to enter into exclusive negotiations with another party.

Over the period from May 26, 2021 through May 31, 2021, the IPL Special Committee met formally on eight occasions to, among other things, consider and evaluate the various proposals received from Brookfield and Pembina and to provide guidance to the Chair of the IPL Special Committee in conducting discussions and negotiations with the each of Brookfield and Pembina relative to their respective proposals. In addition, the IPL Special Committee received verbal and written reports on due diligence completed by IPL and its advisors on Pembina, which consisted of a review of virtual data room materials, a management presentation provided by senior representatives of Pembina to IPL’s management team and the Chair of the IPL Special Committee, and various other diligence materials. At each of the IPL Special Committee meetings, TD Securities, J.P. Morgan, BDP and Dentons attended and provided advice, including financial advice with respect to the various proposals received and legal advice with respect to the IPL Board’s duties and responsibilities in the context of Strategic Review and the consideration of such proposals, as well as legal considerations relevant to such proposals. Each meeting of the IPL Special Committee included an in camera session with J.P. Morgan and Dentons. Additionally, over the course of this period, the Chair of the IPL Special Committee attended numerous meetings with members of management, legal counsel and the IPL Financial Advisors to consider and discuss various matters with respect to the Strategic Review as well as attending a number of meetings with Brookfield and Pembina and their representatives.

The IPL Special Committee met late in the evening of May 31, 2021, to review and consider the specific transaction terms that had been negotiated with Pembina, the anticipated benefits to IPL and the IPL Shareholders of pursuing the Arrangement and the proposed Arrangement Agreement that resulted from the negotiations with Pembina. BDP and Dentons reviewed the material terms of the proposed Arrangement Agreement with the IPL Special Committee. Also at this meeting, each of TD Securities and J.P. Morgan reviewed its financial analysis of the exchange ratio with the IPL Special Committee and rendered an oral opinion to the IPL Special Committee to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, that, in the case of TD Securities, the Consideration to be received by the IPL Shareholders pursuant to the Arrangement, and, in the case of J.P. Morgan, the Exchange Ratio in the proposed Arrangement is fair, from a financial point of view, to the holders of IPL Common Shares. The IPL Special Committee discussed, among other things, the proposed final terms of the Arrangement Agreement, the alternative courses of action that had been considered including the final proposal received from Brookfield and the impact of the Arrangement on the various stakeholders of IPL. After discussion, the IPL Special Committee unanimously determined that the Arrangement and entry into the Arrangement Agreement was in the best interests of IPL, the Arrangement was fair to the IPL Shareholders and that it would recommend that the IPL Board approve the Arrangement and the entering into of the Arrangement Agreement.

Shortly following the meeting of the IPL Special Committee, the IPL Board held a meeting at which the IPL Special Committee recommended that the IPL Board approve the Arrangement and the entering into of the Arrangement Agreement. The IPL Board then determined that the Arrangement is fair to the holders of IPL Common Shares and that the Arrangement and entry into the Arrangement Agreement by IPL are in the best interests of IPL and unanimously recommended that the holders of IPL Common Shares vote in favour of the Arrangement.

The final terms of the Arrangement Agreement were negotiated throughout the evening of May 31, 2021 and the Arrangement Agreement was executed and delivered by IPL and Pembina early in the morning of June 1, 2021. Concurrently with the execution of the Arrangement Agreement, the IPL Supporting Shareholders and Pembina executed and delivered the IPL Support Agreements. Shortly thereafter, a joint news release of Pembina and IPL announcing the proposed Arrangement was disseminated prior to the opening of markets on June 1, 2021.

On June 2, 2021, Brookfield issued a news release announcing its intention to make the First Revised Brookfield Bid, which, as described in such news release, would offer substantially the same consideration to IPL Shareholders as the May 31 Brookfield Proposal.

On June 3, 2021, IPL announced that it acknowledged Brookfield’s intention to make the First Revised Brookfield Bid and continued to recommend the Arrangement.

On June 4, 2021, Brookfield formally made the First Revised Brookfield Bid, which offers substantially the same consideration to IPL Shareholders as the May 31 Brookfield Proposal.

On June 18, 2021, Brookfield issued a news release announcing its intention to make the Second Revised Brookfield Bid, which as described in such news release would offer substantially the same consideration to IPL Shareholders as the May 31 Brookfield Proposal but providing IPL Shareholders the ability to elect to receive all-cash consideration for their IPL Common Shares.

On June 21, 2021, IPL announced that it acknowledged Brookfield’s intention to make the Second Revised Brookfield Bid and continued to recommend the Arrangement.

On June 22, 2021, Brookfield formally made the Second Revised Brookfield Bid, which offers substantially the same consideration to IPL Shareholders as the May 31 Brookfield Proposal, but provides IPL Shareholders the ability to elect to receive all-cash consideration for their IPL Common Shares.

On June 29, 2021, the Court granted the Interim Order a copy of which is attached as Appendix D to this Information Circular.

On June 29, 2021, the IPL Board approved the contents and mailing of this Information Circular to the IPL Shareholders.

Pembina

The Pembina Board and senior management of Pembina regularly review and consider opportunities to better realize the potential of Pembina’s asset portfolio and energy infrastructure expertise, as well as Pembina’s overall position in the industry, in each case with a view to enhancing value for Pembina Shareholders. In that regard, Pembina regularly evaluates and considers the possibility of participating in strategic transactions with various industry participants. In particular, over the course of the last 12 years, Pembina has considered and assessed IPL’s assets and business and contemplated various asset purchases or joint ventures and/or en bloc acquisitions of IPL.

Upon the announcement of the Original Brookfield Bid on February 10, 2021, management of Pembina considered a number of acquisition opportunities in connection with IPL’s assets. Discussions at the executive level occurred, including some updated valuation analysis. In addition, Pembina received inbound presentations from Scotia Capital updating its views on Original Brookfield Bid.

On February 18, 2021, IPL announced it was pursuing the Strategic Review in order to evaluate a broad range of alternatives focused on maximizing value for IPL Shareholders. The IPL Special Committee and the IPL Financial Advisors solicited third parties, including Pembina, to assess their interest in IPL and its assets.

At a February 25, 2021 meeting, the Pembina Board discussed potential acquisition opportunities, which included IPL’s Strategic Review and, in particular, the potential acquisition of certain assets of IPL.

Following the meeting, management of Pembina continued to refine its views on value as it related to the IPL opportunity, including with a focus on specifics assets versus an en bloc acquisition.

In March 2021, Pembina engaged Blakes to act as legal counsel to Pembina in connection with a potential transaction involving IPL and Pembina. Pembina also entered into negotiations with IPL regarding a confidentiality agreement to participate in IPL’s Strategic Review and access the IPL electronic data room. The confidentiality agreement was not executed at this time as Pembina continued to consider potential alternative transaction options and structures.

At the April 8, 2021 Pembina Board strategy meeting, Pembina discussed several potential opportunities and projects, including the acquisition of certain assets of IPL.

On April 10, 2021, Messrs. Randall Findlay, Chair of the Pembina Board, and Mick Dilger, President & Chief Executive Officer of Pembina, had a call with Ms. Margaret McKenzie, Chair of the IPL Special Committee, and Mr. Christian Bayle, President & Chief Executive Officer of IPL, during which Mr. Dilger conveyed an initial proposal regarding a possible transaction between Pembina and IPL for certain assets of IPL, which did not involve an en bloc acquisition of IPL. The same proposal was subsequently delivered by email on April 15, 2021. On April 21, 2021, Mr. Bayle advised Mr. Dilger that IPL was not interested in pursuing Pembina’s proposal.

On May 6, 2021, Pembina held its regularly scheduled quarterly Pembina Board meeting in which management updated the Pembina Board on the status of the discussions with IPL. The Pembina Board encouraged management to continue to pursue the opportunity to acquire select assets, but, should that fail, management was also encouraged to enter the electronic data room and evaluate an en bloc transaction.

Effective May 18, 2021, Pembina entered into an engagement agreement with Scotia Capital, pursuant to which Scotia Capital was retained to act as financial advisor to Pembina in connection with a potential transaction involving IPL, including, if requested, to provide an opinion as to the fairness of any such transaction to Pembina.

On May 18, 2021, Pembina communicated its interest in a potential en bloc acquisition of IPL by way of an all-share transaction and was provided with access to IPL’s electronic data room on May 19, 2021 after entering into a Confidentiality Agreement with IPL, enabling Pembina to conduct due diligence on IPL and receive certain confidential, non-public information relating to IPL and its business.

The electronic data room included a process letter with a bid date of May 25, 2021, and a form of arrangement agreement that was to be reviewed and submitted on the bid date. Upon receiving access to IPL’s electronic data room, Pembina was provided access to extensive information and documents pertaining to IPL’s business, and Pembina and its financial and legal advisors commenced a thorough due diligence review on IPL, including with respect to potential synergies, capital structure, operations, environmental, financial, accounting, tax, human resources, legal and corporate matters. Pembina was also provided with a detailed management presentation from IPL, a number of additional sessions with IPL management devoted to specific matters, and IPL and its advisors responded to numerous follow-up questions and information requests from Pembina and its advisors over the course of approximately eight days.

At a meeting on May 19, 2021, Messrs. Dilger and Findlay advised Ms. McKenzie and Mr. Bayle that the Pembina Board had authorized Pembina to pursue an en bloc proposal for IPL. Among other things, Messrs. Dilger and Findlay outlined Pembina’s views of the synergies available to the combined company, both in terms of operating efficiencies and opportunities to accelerate and de-risk growth projects. They indicated that the Pembina Board had considered an all-share exchange that valued the IPL Common Shares at $18.00 per IPL Common Share and on that basis, Pembina would be prepared to put full effort into confirmatory due diligence and would be in a position to make a firm proposal on IPL’s required timeline. Messrs. Dilger and Findlay further indicated that Pembina saw the strategic value in the combination and believed that both Pembina Shareholders and IPL Shareholders would benefit from the combination of the two companies.

On May 20, 2021, IPL entered into a Confidentiality Agreement with Pembina, enabling IPL to conduct due diligence on Pembina and receive certain confidential, non-public information relating to Pembina and its business.

On May 25, 2021, Pembina’s legal counsel, Blakes, provided draft forms of an arrangement agreement, voting and support agreement and related documents to IPL’s legal counsel, BDP. Negotiation of the terms of the Arrangement Agreement continued until the Arrangement Agreement was executed by Pembina and IPL (as described below).

On the morning of May 26, 2021, Pembina and its financial advisors provided a management presentation on Pembina and its business to IPL and the IPL Financial Advisors, which was attended by both Mr. Findlay, on behalf of the Pembina Board, and Ms. McKenzie, on behalf of the IPL Special Committee.

On the evening of May 26, 2021, Ms. McKenzie and IPL’s advisors communicated to Pembina and its advisors that the IPL Special Committee was unanimously of the view that the May 19, 2021 verbal expression of interest by Pembina was not in the best interests of IPL or the IPL Shareholders. Pembina continued its review of IPL to determine if it would be in a position to make a further proposal in respect of IPL.

On May 28, 2021 IPL conducted a reverse due diligence session with respect to Pembina’s business and financial outlook, which included Messrs. Christian Bayle, Brent Heagy, Chief Financial Officer of IPL, and Spil Kousinouris, Vice President, Corporate Development of IPL, Ms. Margaret McKenzie and representatives from J.P. Morgan, TD Securities and certain members of the executive of Pembina.

On the morning of May 29, 2021, management of Pembina provided the Pembina Board with updated information regarding a potential enhanced offer, including a range of potential share consideration to be paid by Pembina, under which Pembina would acquire IPL. The Pembina Board also reviewed and considered the specific transaction terms that had been negotiated by the Parties, the anticipated benefits to Pembina and the Pembina Shareholders of entering into the proposed transaction and the proposed near-final terms of the Arrangement Agreement and Plan of Arrangement that resulted from the negotiations with IPL. At the meeting, having regard to the range of share consideration potentially payable by Pembina as discussed at the meeting, Scotia Capital provided its verbal fairness opinion to the Pembina Board that, based upon and subject to customary assumptions, limitations and qualifications, the Consideration to be paid by Pembina pursuant to the Arrangement was fair, from a financial point of view, to Pembina. Scotia Capital subsequently delivered the Pembina Fairness Opinion, addressed to the Pembina Board, which is contained in Appendix F to this Joint Information Circular. At the meeting, the Pembina Board reviewed and discussed the material terms of the proposed Arrangement Agreement and Plan of Arrangement, including the status of any outstanding issues. Management of Pembina presented a summary of the substantial due diligence work that had been completed. The Pembina Board reviewed the negotiation process with management, discussed the proposed near-final terms of the Arrangement Agreement and the verbal fairness opinion of Scotia Capital. After considering, among other things, the terms of the Arrangement Agreement and the Plan of Arrangement, the verbal fairness opinion of Scotia Capital and the impact of the proposed transaction on the various stakeholders of Pembina, the Pembina Board unanimously determined that the Arrangement was fair to the Pembina Shareholders, that the Arrangement and entry into the Arrangement Agreement were in the best interests of Pembina and that it would unanimously recommend that the Pembina Shareholders vote in favour of the Pembina Common Share Issuance Resolution, and authorized Pembina to enter into the Arrangement Agreement. The meeting also included an in camera session of the Pembina Board at the end of the meeting, with Mr. Dilger and other members of Pembina’s management not in attendance. The Pembina Board authorized Pembina’s management to submit further proposals to IPL to acquire IPL on an en bloc basis, within the range of potential share consideration discussed with the Pembina Board at the meeting.

In the afternoon of May 29, 2021, Mr. Dilger and Mr. Scott Burrows, Pembina’s Senior Vice President & Chief Financial Officer, accompanied by Mr. Findlay, provided a presentation to the IPL Special Committee with respect to a potential acquisition of IPL by Pembina in an all- share transaction. At the conclusion of the presentation, Pembina presented its proposal to acquire IPL pursuant to a plan of arrangement on the basis of 0.4815 of a Pembina Common Share for each IPL Common Share, reflecting a value of approximately $18.80 per IPL Common Share, based on the closing trading price of the Pembina Common Shares on May 28, 2021. Pembina also provided its views on synergies of the acquisition and Pembina’s commitment to raise its monthly dividend on the Pembina Common Shares by $0.01 to $0.22 per Pembina Common Share upon closing of the transaction.

On May 30, 2021, Ms. McKenzie communicated to Pembina that the IPL Special Committee was of the view that the value of Pembina’s May 29, 2021 proposal was insufficient. Ms. McKenzie also advised that Pembina should consider revising the exchange ratio to 0.505 of a Pembina Common Share for each IPL Common Share and should consider submitting a revised offer to acquire IPL by the evening of May 30, 2021.

Subsequently, on May 30, 2021, Pembina submitted a revised proposal to the IPL Special Committee, increasing the exchange ratio from 0.4815 to 0.49325 of a Pembina Common Share for each IPL Common Share, reflecting a value of approximately $19.26 per IPL Common Share, based on the closing trading price of the Pembina Common Shares on May 28, 2021. As part of its revised proposal, Pembina also confirmed its intention to increase the monthly dividend on the Pembina Common Shares to $0.22 per Pembina Common Share upon the closing of the transaction, with an additional monthly dividend increase of $0.01 per Pembina Common Share, to $0.23 per Pembina Common Share following the successful commissioning and in-service date of the HPC Project. Later that evening, Ms. McKenzie informed Pembina that the IPL Special Committee wanted to consider the proposal overnight and would respond to Pembina the morning of May 31, 2021.

On the morning of May 31, 2021, Pembina submitted a revised proposal to Ms. McKenzie, offering to increase its previous proposal by including an incremental contingent value right with a potential value of $0.25 per IPL Common Share, contingent on the construction costs of the HPC Project remaining on budget. Pembina also requested exclusive negotiations with IPL and sent a draft exclusivity agreement to IPL for consideration. Later that morning, Ms. McKenzie informed Pembina that the IPL Special Committee was interested in the concept of Pembina’s enhanced proposal, but that a further improved proposal should be considered by Pembina.

Subsequently on May 31, 2021, following further negotiations between Pembina and its advisors and the IPL Special Committee and its advisors, Pembina revised its proposal to remove the proposed contingent value right and to increase the exchange ratio from 0.49325 to 0.50 of a Pembina Common Share for each IPL Common Share, reflecting a value of approximately $19.45 per IPL Common Share based on the closing trading price of the Pembina Common Shares on May 31, 2021. Pembina’s revised proposal included its intention to increase the monthly dividend on the Pembina Common Shares to $0.22 per Pembina Common Share upon closing of the transaction, with an additional monthly dividend increase of $0.01 per Pembina Common Share to $0.23 per Pembina Common Share following the successful commissioning and in-service date of the HPC Project. As consideration for the increased offer, Pembina requested an increase in the reciprocal break fee from $300 million to $350 million. Pembina also requested that IPL enter into an exclusivity agreement with Pembina.

On May 31, 2021, Ms. McKenzie informed Pembina that the IPL Special Committee was of the view that Pembina’s proposal was superior to a revised proposal received from the third party and determined to enter into exclusive negotiations with Pembina. Thereafter, Pembina and IPL entered into an exclusivity agreement.

The final terms of the Arrangement Agreement were negotiated throughout the evening of May 31, 2021, and the Arrangement Agreement was executed and delivered by Pembina and IPL early in the morning of June 1, 2021. Concurrently with the execution of the Arrangement Agreement, Pembina and the IPL Supporting Shareholders executed and delivered the IPL Support Agreements. Shortly thereafter, a joint news release of Pembina and IPL announcing the proposed Arrangement was disseminated prior to the opening of markets on June 1, 2021.

On June 23, 2021, the Pembina Board met and considered this Joint Information Circular and various other matters relating to the Pembina Shareholders’ Meeting. At the meeting, the Pembina Board unanimously approved the contents and mailing of this Joint Information Circular to the Pembina Shareholders, subject to any amendments that may be approved by any director or officer of Pembina, and various other matters relating to the Pembina Shareholders’ Meeting and confirmed its unanimous recommendation that the Pembina Shareholders vote in favour of the Pembina Common Share Issuance Resolution.

Reasons for and Benefits of the Arrangement

Pembina and IPL expect that the Arrangement will create one of the largest energy infrastructure companies in Canada, with a pro forma enterprise value of approximately $53 billion and a diversified and integrated asset base that can support and grow an extensive value chain for natural gas, natural gas liquids and crude oil, from wellhead to end user. Furthermore, past and future investments by both companies are anticipated to help access new demand markets for the WCSB, benefitting Pembina, its customers and the provinces of Alberta and British Columbia alike.

•

Integrated Asset Base. The majority of the combined asset base of Pembina and IPL is already physically connected or presents the opportunity to be connected with relative ease in the future, which is expected to allow for operational integration, the potential to realize significant immediate synergies and enhanced customer service.

•

Expanded Customer Service Offerings. Customers are expected to benefit from lower costs through economies of scale, the conversion of their products into higher value materials, such as converting propane to polypropylene, and by gaining access to higher value markets both locally and globally.

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Leading Integrated Condensate Delivery Solution in Western Canada. Pembina is the largest gatherer of condensate in the WCSB through the Peace Pipeline and Drayton Valley Pipeline systems and one of two importers of condensate through the Cochin Pipeline system. IPL is the leading deliverer of condensate to consuming regions through its multi-line condensate delivery system. By combining Pembina and IPL’s complementary network of receipt and delivery pipelines, Pembina after giving effect to the Arrangement is expected to be able to offer a ‘one-stop-shop’ for integrated customers who wish to utilize the condensate they produce in one location of the WCSB and connect it for use in another location.

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Enhancing Value of the HPC Project. Combining the HPC Project with Pembina’s propane infrastructure in Fort Saskatchewan, Alberta creates more supply optionality for the HPC Project, and Pembina expects that it will also improve the possibility of a second petrochemical facility, leveraging Pembina’s invested capital and Inter Pipeline’s experience.

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Meaningful Synergies Through Combination. The Arrangement is expected to result in meaningful synergies which are expected to come from lower general, administrative and operating costs and from commercial and product optimization.

•

Readily Actionable Growth Projects. Following the closing of the Arrangement, Pembina expects to have visibility to approximately $450 million of new projects, which are readily actionable and uniquely available by combining Pembina and IPL.

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Future Growth Opportunities. The combined asset base of Pembina and IPL is expected to allow for the acceleration and de-risking of accretive investment opportunities across various value chains, allowing for deployment of capital into projects at attractive rates of return. These investments draw from Pembina’s and Inter Pipeline’s portfolios, with both the probability of success and the capital efficiency of the combined portfolio expected to be enhanced following completion of the Arrangement.

•	Enhanced Scale and Capabilities. Pembina expects to benefit from significantly enhanced cash flow generation and project development and funding capabilities.

See “Pro Forma Information Concerning Pembina After Giving Effect to the Arrangement”.

Additional Reasons and Benefits for IPL Shareholders

On June 1, 2021, Inter Pipeline and Pembina announced that they entered into the Arrangement Agreement. Under the Arrangement, holders of IPL Common Shares (other than Dissenting IPL Shareholders) will receive 0.5 of a Pembina Common Share for each IPL Common Share held. See “The Arrangement” and “The Effect of the Arrangement” in this Joint Information Circular.

The IPL Board is of the view that, compared with the Current Brookfield Bid, the Arrangement provides greater value to IPL Shareholders underpinned by the business’ synergies, strong dividend profile and future investment opportunities of Pembina after giving effect to the Arrangement. Moreover, the Arrangement offers IPL Shareholders the opportunity to continue to benefit from the future value of Inter Pipeline’s existing business, with IPL Shareholders holding approximately 28% ownership of Pembina immediately after giving effect to the Arrangement.

After thorough consideration of all aspects of the Arrangement and the Current Brookfield Bid, advice from their financial and legal advisors, the IPL Board and IPL Special Committee have UNANIMOUSLY determined that the benefits of the Arrangement to Inter Pipeline and the IPL Shareholders outweigh, and are superior to, the Current Brookfield Bid. Inter Pipeline’s Board recommends IPL Shareholders APPROVE the Arrangement and REJECT the Current Brookfield Bid. The benefits of the Arrangement include, without limitation, the following:

•	The value of the Consideration under the Arrangement has an implied value which is greater than the value of the Current Brookfield Bid

•	Premium to the Current Brookfield Bid

Due to the strategic nature of the Arrangement (including significant expected synergies and strong combined growth prospects), and IPL Shareholders’ expected 28% ownership of Pembina immediately after giving effect to the Arrangement, the intrinsic value of the Arrangement is expected to be in excess of the $19.45 per IPL Common Share initial headline value of the Arrangement as of the close of trading on May 31, 2021 (the “Initial Value”), and higher than the value of the Current Brookfield Bid. As of June 25, 2021, the headline value of the Arrangement is equal to $20.06 per IPL Common Share, plus the value of synergies.

As shown in the chart below, the value of the Arrangement consists of the closing price of the Pembina Common Shares multiplied by the Exchange Ratio of 0.5 plus the value of the expected synergies. Together, this combination makes the value of the Arrangement greater than the value of the Current Brookfield Bid. The value of the Arrangement was greater than the value of Brookfield’s proposal as it was on May 31, 2021 (the day that the IPL Board agreed to enter into the Arrangement Agreement), which consideration is substantially the same as the consideration offered under the First Revised Brookfield Bid. While the valuation gap has widened in favour of the Arrangement since then as a result of short-term fluctuations in the stock price, IPL’s assessment of the superiority of the Arrangement does not rely on such fluctuations.

•	The Arrangement Provides Higher Implied Value for IPL Shareholders than the Current Brookfield Bid

Transaction	Value per IPL Common Share Based on May 31, 2021 Closing Price	Value per IPL Common Share Based on June 25, 2021 Closing Price
Arrangement	Over $19.45 per IPL Common Share (Headline Value) Headline Value PLUS $0.65-0.75(1) per IPL Common Share per $100 Million per Year of Synergies	Over $20.06 per IPL Common Share (Headline Value) Headline Value PLUS $0.65-0.75(1) per IPL Common Share per $100 Million per Year of Synergies
Exchange Ratio	0.5x	Unchanged
Current Brookfield Bid

$19.42(2) (Assuming Full Pro Ration, Whether or Not IPL Shareholders Elect Share Consideration)(3)

($19.21(5), Indicative Figure Assuming the IPL Shareholder Individually Receives 100% Share Consideration)

$19.75(4) (Assuming the maximum share

consideration is issued under the Current Brookfield Bid)

($19.50, Assuming No IPL Shareholders Elect Share Consideration)

($20.45(5)(6), Assuming the IPL Shareholder Individually Receives 100% Share Consideration)

Brookfield Exchange Ratio	0.225x	Unchanged

(1)

Per every $100 million increment of potential synergies; assuming a 10 to 12x valuation multiple. The incremental value per share estimate is calculated by multiplying $100 million by 10 to 12x and dividing the product by approximately 765 million Pembina Common Shares that are expected to be outstanding following completion of the Arrangement, and multiplying the quotient by the Exchange Ratio of 0.5.

(2)

Estimate reflecting the pro rata value of the $5.56 billion of cash and a maximum share consideration of 23.0 million BIPC Shares valued at BIPC’s closing price of $85.35 on May 31, 2021, divided by 387.4 million IPL Common Shares not owned by Brookfield.

(3)	The May 31 Brookfield Proposal did not provide for an all-cash option.
(4)

Estimate reflecting the pro rata value of the maximum share consideration of 23.0 million BIPC Shares valued at BIPC’s closing price of $90.88 on June 25, 2021 and $5.56 billion of cash, divided by 387.4 million IPL Common Shares not owned by Brookfield.

(5)	Estimate based on an exchange ratio of 0.225 multiplied by the closing price of the BIPC Shares of $85.35 per share on May 31, 2021 or $90.88 per share on June 25, 2021.
(6)

The terms and conditions of the Current Brookfield Bid provide that no more than 23.0 million BIPC Shares may be issued in consideration for the IPL Common Shares. If all IPL Shareholders elected to receive BIPC Shares, each IPL Shareholder would be subject to pro-rationing and notwithstanding their election, receive a portion of the consideration for their IPL Common Shares in cash. Under this scenario and based on BIPC’s closing price of $90.88 on June 25, 2021 and $5.56 billion of cash divided by 387.4 million IPL Common Shares not owned by Brookfield, each IPL Shareholder would receive $19.75 per IPL Common Share under the Current Brookfield Bid.

•	Opportunity to Participate in a Larger and Stronger Combined Business with Secured Growth Opportunities Including a Step-Change in 2022/2023 Adjusted EBITDA from the Start-Up of the HPC Project

On completion of the Arrangement, IPL Shareholders will own approximately 28% of the then outstanding Pembina Common Shares. The Arrangement provides IPL Shareholders with the opportunity to participate in the upside potential of Pembina’s business following its acquisition of Inter Pipeline pursuant to the Arrangement.

The Arrangement is expected to accelerate and de-risk accretive investment opportunities across various value chains, allowing for the opportunity to deploy capital into projects at attractive rates of return. In addition to the projects currently under construction, Pembina has a number of potential future investment prospects.

In particular, IPL Shareholders will retain, as holders of Pembina Common Shares, an implicit 28% interest in the HPC Project, which is expected to provide material upside with $400 million to $450 million of adjusted EBITDA in 2023 (the first full year of operations) and $450 million to $500 million of long-term adjusted EBITDA annually.

The IPL Board did not support an alternative Brookfield proposal, in which IPL Shareholders would have held an interest in a stand-alone, publicly-traded HPC vehicle. The Board’s view was that such a tightly focused business was not credible and that the security would be poorly traded.

Adjusted EBITDA of Inter Pipeline, Pembina and the HPC Project

Note: The graphic above reflects an approximate representation of pro forma adjusted EBITDA following closing of the Arrangement by showing Inter Pipeline’s adjusted EBITDA (per April 8, 2021, Business Reorganization Presentation) of $969 million and Pembina’s adjusted EBITDA (per the Pembina Annual MD&A, which is incorporated by reference in this Joint Information Circular) of $3,281 million. For the purposes of this graphic, no pro forma adjustments are made (and, in particular, no adjustments are made to show the potential effect of synergies) and we note that Pembina’s adjusted pro forma 2020 EBITDA following closing of the Arrangement may not necessarily be directly additive.

•	Opportunity to Participate in Potential Synergies

Pembina has publicly disclosed the potential for meaningful near and longer-term synergies from the Arrangement. As holders of Pembina Common Shares following the completion of the Arrangement, IPL Shareholders who retain Pembina Common Shares will participate in the value of such synergies to the extent realized. See “The Arrangement – Reasons for and Benefits of the Arrangement – Additional Reasons and Benefits for Pembina Shareholders” in this Joint Information Circular.

For example, some of the opportunities for synergy upside include:

○

Combining the HPC Project with Pembina’s propane infrastructure creates more supply optionality for the HPC Project, and, according to Pembina, improves the possibility of a second such facility which leverages Pembina’s invested capital and Inter Pipeline’s experience.

○	Potential to realize near-term cost synergies and benefits from enhanced customer service from the operational integration and economies of scale of the combined asset base.
○	Complementary condensate pipelines providing the ability to offer additional services to customers.
○

Visibility to new energy infrastructure projects which uniquely leverage the different, but complementary nature of the two companies. According to Pembina, these projects have the potential to generate significant incremental EBITDA and provide IPL Shareholders with meaningful upside.

○	Greater capacity and a broader portfolio of opportunities to pursue ESG-related investments, potentially reducing emissions intensity and supporting the transition to a lower carbon economy.

•	Meaningful Accretion is Expected from the Arrangement: The IPL Board expects that the Arrangement will be accretive to Pembina’s long-term cash flow following the Arrangement.

We note that independent equity analysts have commented on the attractive levels of expected accretion:

○	Tudor, Pickering, Holt (June 2, 2021): “Annualized synergies and cash flow from new projects expected in the future driving long-term cash flow accretion of 6-10% per year.”
○	National Bank (June 2, 2021): “Including synergies, and Heartland ramping up to full speed, we calculate ... ~10% longer-term [adjusted funds flow from operations per share] accretion.”
○

Canaccord (June 1, 2021): “[Our] preliminary estimates should support [adjusted cash flow from operations per share] accretion of ~8% to 10% next year. From a [Pembina] perspective our first impression of this proposed transaction is largely positive as we believe it provides the company with meaningful operating synergy and per-share cash flow accretion, while allowing [Pembina] to remain within its financial guardrails.”

The IPL Board believes this accretion potential will provide IPL Shareholders with meaningful share price upside potential, supporting the IPL Board’s view that the Arrangement is worth more than the Initial Value.

•	Strong Commodity Price Environment Expected to Support Pembina following the Arrangement

The IPL Board believes that strengthening commodity prices provide a strong environment for Pembina, which provides IPL Shareholders with meaningful share price upside potential, especially as the Canadian energy industry rebounds following continued resolution of the COVID-19 pandemic.

*Source: Bloomberg; current as at June 25, 2021.

**PP to propane spread based on the North American index PP price and Edmonton propane price (adjusted for propane to polypropylene yield of 1.2x); current as at May 2021.

***Source: FactSet; current as at June 25, 2021; sector represented by Enbridge Inc., Gibson Energy Inc., Keyera Corp., Pembina and TC Energy Corporation.

•	The Arrangement supports an immediate increase in dividends payable to IPL Shareholders post-closing, as well as long-term dividend growth potential in Pembina following the Arrangement

•	Pembina’s Dividend Yield is Significantly Higher than Brookfield’s

IPL Shareholders who receive BIPC Shares or Exchangeable LP Units under the Current Brookfield Bid would receive lower dividends than they would from Pembina following completion of the Arrangement. Moreover, Brookfield’s dividend is only payable quarterly, whereas Pembina and Inter Pipeline dividends are payable monthly. Canadian residents will also be subject to currency exposure on each dividend payment as dividends on BIPC Shares are declared in U.S. dollars.

Upon closing of the Arrangement, IPL Shareholders who retain Pembina Common Shares will benefit from an immediate 175% increase to their current monthly dividend of $0.04 per IPL Common Share, assuming an increase in the Pembina dividend to $0.22 per Pembina Common Share, as well as a further increase of $0.01 to the monthly dividend which Pembina has confirmed its intention to implement following the successful commissioning and in-service date of the HPC Project. Furthermore, Pembina has a strong track record of consistent dividend increases. IPL Shareholders who retain Pembina Common Shares pursuant to the Arrangement will have the opportunity to participate in future dividend growth on Pembina Common Shares.

Pembina Has a Higher Dividend Yield than Brookfield

Note: Dividend yield as of June 25, 2021; based on Pembina’s guidance of a $0.23 per month dividend following the successful commission and start-up of the HPC Project, Pembina’s dividend yield would be 6.9%.

Pembina’s Dividend Has Grown Consistently Over the Past Decade and Pembina has Confirmed its Intention to Increase the Dividend Upon Closing of the Arrangement and Commission and In-Service of the HPC Project.

Pembina Dividend Growth

Note: Historical figures above illustrate Pembina’s monthly dividend as of December for each year; the illustrative figures “Post Closing” and “Post HPC Startup” are consistent with Pembina’s stated intention to increase the dividend rate on the Pembina Common Shares following completion of the Arrangement and upon the successful commissioning and in-service date for the HPC Project.

•	Pembina Common Shares have highly attractive characteristics

•	Pembina Common Shares are highly liquid

Holders of IPL Common Shares will become shareholders in one of the largest Canadian midstream companies with a $31 billion equity market capitalization and $53 billion enterprise value. Pembina Common Shares historically have been, and following completion of the Arrangement are expected to continue to be, highly liquid securities. As a result, the Consideration provided in the Arrangement provides immediate liquidity to IPL Shareholders should they wish to monetize the Pembina Common Shares received. The Pembina Common Shares historically have had more trading liquidity than the BIPC Shares and more than the IPL Common Shares, as illustrated in the charts below:

Source: Bloomberg as of June 25th, 2021

Note: Represents 60 trading days and 180 trading days respectively and excludes both U.S. and Canadian holidays

Post announcement of transaction with Pembina (06/01/2021)	Post BIP’s announcement of intention to file a revised offer (06/02/2021)

Source: Factset

•	BIPC is a relatively new security that was designed for institutional shareholders

The BIPC Shares started trading on March 31, 2020 and do not have an established long-term performance track record. Further, Inter Pipeline understands that the BIPC Shares were created principally as an instrument to attract institutional investor demand, as many institutional investors prefer not to, or cannot hold BIP Units.

•	BIPC’s governance framework is uncommon for publicly-traded corporate equities and favourable to Brookfield Asset Management

Unlike shareholders in Inter Pipeline and Pembina, public shareholders in BIPC have limited voting rights and do not elect its board of directors. This governance framework restricts BIPC shareholder oversight on a number of matters, including executive compensation and business operations. Moreover, unlike traditional publicly-traded corporate equities, BIPC pays fees to Brookfield Asset Management in the form of management fees and incentive distribution rights that benefit Brookfield Asset Management. In Brookfield Asset Management’s own words, the arrangements in place with BIPC “do not impose on Brookfield any fiduciary duties to act in the best interests of holders of exchangeable shares or units” and “may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties”.

•	Limited transparency on ESG reporting anticipated from BIPC

Brookfield states an intention to “further enhance the companies [sic] environmental, social and governance targets and performance”. As a privately held entity within the Brookfield portfolio, there may be limited transparency on whether Brookfield delivers on this specific promise. This lack of accountability is evidenced by the fact that BIPC and BIP do not prepare their own ESG report. If transparent disclosure surrounding environmental, social and governance issues matters to IPL Shareholders, then they would be better served by holding Pembina Common Shares.

•	Tax-Deferred Exchange

The exchange of IPL Common Shares for Pembina Common Shares can be completed on a fully tax-deferred basis for Canadian resident IPL Shareholders. However, while the Current Brookfield Bid does provide a tax-deferred option for certain Canadian IPL Shareholders wishing to accept its exchangeable unit alternative, most IPL Shareholders will not benefit from a tax-deferred exchange to the extent they elect to receive cash or are otherwise limited by proration to the amount of Exchangeable LP Units received. Depending on an IPL Shareholder’s tax basis in IPL Common Shares held and form of consideration received, the Current Brookfield Bid could result in lower after-tax value received at closing than the tax-deferred Arrangement. U.S. resident IPL Shareholders also may be eligible for a tax-deferred rollover in connection with the Arrangement. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” in this Joint Information Circular. IPL Shareholders should consult their own tax advisors for advice with respect to the Canadian and U.S. federal income tax consequences to them in respect of the Arrangement.

•	The Arrangement was the Result of a Full and Fair Strategic Review Process and is Supported by All of Inter Pipeline’s Directors

•	Preferred Outcome of Strategic Review

The Arrangement was determined to be the preferred strategic alternative available to Inter Pipeline and the IPL Shareholders following the conclusion of the Strategic Review, which included a thorough market canvass of a broad range of potential alternatives to maximizing value for IPL Shareholders including possible change of control transactions, asset sales or purchases, partnering opportunities for the HPC Project, and pursuing Inter Pipeline’s existing strategy as a stand-alone entity. The Strategic Review also included advice from financial advisors, TD Securities and J.P. Morgan, and legal counsel, BDP and Dentons.

•	Brookfield was Invited into the Strategic Review Despite an Unwillingness to Execute a Market Standard Confidentiality Agreement

Noting Brookfield’s unwillingness to pursue the common market practice to sign a confidentiality agreement inclusive of a standstill as part of a corporate sale auction of a publicly-traded company, the IPL Special Committee and its advisors nevertheless engaged with Brookfield, ultimately allowing Brookfield to gain access to confidential information. The IPL Special Committee wanted to ensure there were no barriers to having IPL Shareholders receive the best offer available in the market.

•	Brookfield was Given Multiple Opportunities to Make a “Best and Final” Offer

Following receipt of confidential information, Brookfield and all other interested parties were provided multiple opportunities to put forward an offer that would be compelling for IPL Shareholders and that would receive IPL Board support.

As noted in Brookfield’s June 2, 2021 press release, Brookfield had previously submitted several proposals following receipt of Inter Pipeline’s confidential information. Within each of the provided proposals, Brookfield had classified their offer as either a “final proposal” or the “best and final offer”.

Brookfield was notified on May 31, 2021, that Inter Pipeline was prepared to accept a competing en bloc proposal with market standard deal protection provisions, including a “break fee”. Brookfield’s response to this notification was to deliver a further revised proposal that, in the view of the IPL Special Committee, was still inferior to the Arrangement.

IPL Shareholders should disregard Brookfield’s complaint to the Alberta Securities Commission that the break fee is inappropriate (Brookfield news release dated June 10, 2021). Break fees are a customary deal protection feature in transactions similar to the Arrangement and the quantum of the break fee in the Arrangement is within the range of market precedents for transactions of this nature. Furthermore, break fees tend to be higher for transactions announced following a thorough auction process (similar to the Strategic Review). Lastly, break fees are aligned with maximizing shareholder interest as the intent is to compel a bidder to provide their absolute highest best and final offer.

Based on the closing price of BIPC Shares on the date on which Inter Pipeline entered into exclusivity with Pembina, the “best and final offer” as provided by Brookfield was worth $19.42 per IPL Common Share, an amount less than the Initial Value and intrinsic value of the Arrangement. Brookfield’s characterization of such offer being “best and final”, in combination with the Original Brookfield Bid as amended by the First Brookfield Notice of Variation being valued less than the Arrangement, was a factor in the decision of the IPL Special Committee.

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All of the directors of Inter Pipeline have entered into IPL Support Agreements with Pembina pursuant to which such directors have agreed, among other things, to vote in favour of the Arrangement, subject to the terms and conditions contained therein.

The IPL Support Agreements may only be terminated under limited circumstances, including in the event of termination of the Arrangement Agreement. A copy of the form of IPL Support Agreement is available on SEDAR at www.sedar.com. See “Effect of the Arrangement – IPL Support Agreements” in this Joint Information Circular.

•	Provisions in the Arrangement Agreement Materially Reduce the Risk to Closing Due to Regulatory Matters

•	Favourable regulatory provisions in the Arrangement Agreement

The Arrangement Agreement contains provisions which require Pembina to assume the risk of any regulatory delay or remedy under the Competition Act and close the Arrangement in a timely manner. These provisions protect the interests of IPL Shareholders by limiting the ability of Pembina to delay closing of the Arrangement due to ongoing regulatory review. Inter Pipeline believes that meaningful challenges are unlikely due to the complementary nature of Inter Pipeline and Pembina’s operations, and is advised by its legal counsel that these provisions in the Arrangement Agreement reduce the risk to closing of the Arrangement with Pembina. The Arrangement is currently expected to close late in the third quarter or early in the fourth quarter of 2021.

•	TD Securities and J.P. Morgan have provided fairness opinions in respect of the Arrangement

The IPL Board has received opinions from each of TD Securities and J.P. Morgan to the effect that, as of the dates thereof, and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications set forth therein, that, in the case of TD Securities, the Consideration to be received by the IPL Shareholders pursuant to the Arrangement is, and, in the case of J.P. Morgan, the Exchange Ratio in the proposed Arrangement is, fair from a financial point of view to the holders of IPL Common Shares.

A copy of the written opinions of TD Fairness Opinion and J.P. Morgan Fairness Opinion, which describe, among other things, the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken in connection with such opinions, are appended to this Joint Information Circular in Appendix E – Inter Pipeline Fairness Opinions.

For the principal reasons outlined above, the IPL Board, based on the unanimous recommendation of the IPL Special Committee, has unanimously concluded that the Arrangement is superior and that the Current Brookfield Bid is not in the best interests of Inter Pipeline or the IPL Shareholders.

See “The Arrangement – Recommendation of the IPL Board”.

Additional Reasons and Benefits for Pembina Shareholders

In determining that the Arrangement is fair to the Pembina Shareholders, that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Pembina and to unanimously recommend that the Pembina Shareholders vote in favour of the Pembina Common Share Issuance Resolution, the Pembina Board considered and relied upon a number of factors, including, among others (including those described under “Reasons for and Benefits of the Arrangement” above), the following:

•	Accretive Acquisition. The Arrangement is expected to result in meaningful accretion to Pembina’s adjusted cash flow per Pembina Common Share.

•

Expected Synergies. On a run-rate basis, pre-tax synergies are expected to average $150 to $200 million annually. Approximately $100 to $150 million of annual synergies are expected to come from lower general, administrative and operating costs, and are expected to be realized in the first year following completion of the Arrangement. The remaining $50 million of annual synergies are expected to come from commercial and product optimization, including optimization of Pembina’s Redwater Complex, and are expected to be realized in the second year following completion of the Arrangement.

•

Readily Actionable Growth Projects. Pembina expects the readily actionable growth projects resulting from the Arrangement to have the potential to generate approximately $100 million of incremental adjusted EBITDA. These opportunities include connecting IPL’s Cochrane Straddle Plant to Pembina’s Brazeau Pipeline system, enabling the propane-plus liquids stream to be transported and processed with Pembina’s infrastructure, and ultimately available to connect to the HPC Project. In addition, Pembina following completion of the Arrangement is expected to provide a critical scale supply of butane to support the development of a butane splitter in Fort Saskatchewan, Alberta. Longer-term, integration of an alkylation facility, capable of producing high-octane gasoline blendstock, is possible for Pembina following completion of the Arrangement.

•

Future Growth Projects. Following completion of the Arrangement, Pembina is expected to have visible and highly probable unsanctioned investment opportunities in excess of $6 billion, inclusive of the $450 million of readily actionable growth projects.

•

Increased Pembina Common Share Dividends. Pembina has announced that it intends to increase its monthly dividend rate in respect of the Pembina Common Shares to $0.22 per Pembina Common Share following completion of the Arrangement. In addition, subject to the successful commissioning and in-service date of the HPC Project, Pembina has announced that it intends to increase its monthly dividend rate in respect of the Pembina Common Shares to $0.23 per Pembina Common Share.

•

Enhanced Scale and Cash Flow Generation. Pembina expects to have an estimated pro forma enterprise value of approximately $53 billion following completion of the Arrangement and expected annual adjusted cash flow from operating activities after dividends of $1.1 billion to $1.4 billion over the first three years following closing of the Arrangement.

•

Adheres to and Maintains or Enhances Pembina’s ‘Financial Guardrails’. The Arrangement adheres to Pembina’s financial guardrails, noting that the HPC Project is expected to represent less than 10% of Pembina’s adjusted EBITDA following completion of the Arrangement, once the HPC Project is in full service. The share-for-share exchange will maintain Pembina’s strong balance sheet, with pro forma adjusted funds from operations-to-adjusted debt under rating agency methodology of approximately 17% to 19% over the next three years.

Further, the Arrangement is expected to maintain or enhance each of Pembina’s ‘financial guardrails’, which include (a) a minimum of 80% of Pembina’s adjusted EBITDA will be derived from fee-based arrangements, (b) Pembina’s dividend will be fully funded by fee-based arrangements supporting 100% of general and administrative and net finance costs, and a proportionate burden for income taxes, (c) a minimum of 75% of Pembina’s counterparty exposure shall be from investment grade rated counterparties, including security provided by investment grade rated, third party entities and (d) maintaining a strong ‘BBB’ credit rating.

•

Underpinned by Long Lived Resource: In 2020, approximately 69% of IPL funds from operations was derived in its Oil Sands Transportation segment. This business is underpinned by long-lived resource from predominantly investment grade counterparties. The long-lived nature of the assets and the contracts of the Oil Sands Transportation business are expected to enhance the long-term stability of Pembina’s earnings profile.

•

Investing in a Sustainable Future. Pembina and IPL each have strong ESG track records and share a commitment to building sustainable businesses that deliver benefits to all stakeholders. Following completion of the Arrangement, Pembina is expected to have greater capacity and a broader portfolio of opportunities to pursue ESG-related investments, including those that reduce emissions intensity and support the transition to a lower carbon economy, such as, in the near-term, those related to co-generation and the use of renewable power and future potential investments related to hydrogen, carbon capture, utilization and storage, and liquefied natural gas.

•

Enhanced Innovation. Completion of the Arrangement is expected to allow Pembina to accelerate the development of the recently announced Alberta Carbon Grid, a carbon transportation and sequestration system which, when fully constructed, is expected to be capable of transporting more than 20 million tonnes of CO2 annually, helping Alberta-based industries to effectively manage their emissions and contributing positively to Alberta’s lower-carbon economy

•

Pembina Fairness Opinion. Scotia Capital provided the Pembina Fairness Opinion, the full text is attached as Appendix F to this Joint Information Circular, to the Pembina Board to the effect that, as of May 31, 2021, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by Pembina pursuant to the Arrangement is fair, from a financial point of view, to Pembina.

•

Pembina Shareholder Approval. Greater than 50% of the votes cast by the Pembina Shareholders present in person (virtually) or represented by proxy at the Pembina Shareholders’ Meeting is required to approve the Pembina Common Share Issuance Resolution.

•

Arm’s Length Negotiation. The Arrangement Agreement is the result of arm’s length negotiations with the IPL Special Committee, and the Pembina Board supervised the negotiation of the key economic and other material terms of the Arrangement Agreement and the Plan of Arrangement.

•

IPL Support Agreements. Pembina has entered into the IPL Support Agreements with the IPL Supporting Shareholders, being all of the directors and executive officers of IPL, each of which has irrevocably agreed to, among other things, vote all of their IPL Common Shares in favour of the Arrangement at the IPL Shareholders’ Meeting and to otherwise support the Arrangement.

See “The Arrangement – Recommendation of the Pembina Board”.

The information and factors described above and considered by the Pembina Board in reaching its determinations and making its approvals are not intended to be exhaustive, but include material factors considered by the Pembina Board. In view of the wide variety of factors considered in connection with its evaluation of the Arrangement and the complexity of these matters, the Pembina Board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Pembina Board may have given different weight to different factors.

IPL Fairness Opinions

TD Fairness Opinion

Inter Pipeline retained TD Securities pursuant to an engagement letter dated December 15, 2020 to act as financial advisor in connection with, among other things, the Arrangement. The TD Fairness Opinion provides an opinion by TD Securities to the IPL Board to the effect that, as of May 31, 2021 and subject to the assumptions, limitations, and qualifications set forth therein, the Consideration to be received by IPL Shareholders is fair, from a financial point of view, to such IPL Shareholders.

The full text of the TD Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the TD Fairness Opinion, is attached as Appendix E to this Joint Information Circular.

The TD Fairness Opinion is not a recommendation as to whether the IPL Shareholders should vote with respect to the Arrangement or any other matter. The TD Fairness Opinion was one of a number of factors taken into consideration by the IPL Board in making its unanimous determinations that the Arrangement is fair to the IPL Shareholders, that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Inter Pipeline and to unanimously recommend that the IPL Shareholders vote in favour of the Arrangement Resolution.

Pursuant to the terms of its engagement letter with Inter Pipeline, TD Securities will receive a fee for rendering the TD Fairness Opinion. TD Securities will also receive a fee for its advisory services, a substantial portion of which is contingent upon a change of control of Inter Pipeline or certain other events, including the completion of the Arrangement. Inter Pipeline has also agreed to reimburse TD Securities for its reasonable expenses and to indemnify TD Securities against certain liabilities that may arise out of its engagement with Inter Pipeline. Neither TD Securities nor any of its affiliated entities is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Pembina or Inter Pipeline.

During the 24 months preceding the date on which TD Securities was first contacted with respect to the engagement of TD Securities by Inter Pipeline, TD Securities and its affiliates have provided ordinary course advisory or investment banking services to Inter Pipeline and Pembina, including acting as: (a) joint bookrunner to Inter Pipeline on its issuance of $700 million of 6.625% fixed-to-floating rate subordinated notes due November 19, 2079 and $750 million of 6.875% fixed-to-floating rate subordinated notes due March 26, 2079 on November 19, 2019 and March 26, 2019, respectively; and (b) bookrunner to Inter Pipeline on its issuance of $700 million of 4.232% fixed rate senior unsecured medium term notes due June 1, 2027 on June 1, 2020. During the 24-month period, TD Securities acted in the following capacities for Pembina: (a) joint bookrunner to Pembina’s issuances of $250 million principal amount issued through a re-opening of Pembina’s 4.02% medium term notes due March 27, 2028, $500 million principal amount issued through a re-opening of Pembina’s 4.75% medium term notes due March 26, 2048 and $250 million principal amount issued through a re-opening of Pembina’s 3.62% medium term notes due April 3, 2029 for aggregate gross proceeds of $1.07 billion; (b) joint bookrunner for Pembina’s issuance of $600 million of Pembina Hybrid Notes; (c) joint bookrunner on two tranches consisting of $400 million in senior unsecured medium term notes with a fixed coupon of 4.67% due May 28, 2050 and $100 million principal amount issued through a re-opening of Pembina’s 3.71% medium-term notes due August 11, 2026; and (d) financial advisor to Pembina on its acquisition of Kinder Morgan Canada Limited and the U.S. portion of the Cochin Pipeline for approximately $4.35 billion in August 2019. The Toronto-Dominion Bank, the parent company of TD Securities, directly or through one or more affiliates, provides banking services and other financing services to entities related to Inter Pipeline and Pembina in the normal course of business.

The IPL Board urges the IPL Shareholders to read the TD Fairness Opinion in its entirety. Any summary of the TD Fairness Opinion herein is qualified in its entirety by reference to the full text of the TD Fairness Opinion as set out in Appendix E to this Joint Information Circular. The TD Fairness Opinion was provided solely for the use of the IPL Board (solely in its capacity as such) in connection with the IPL Board’s evaluation of the Arrangement and may not be relied upon by any IPL Shareholders or any other person. The TD Fairness Opinion is not intended to and does not constitute a recommendation as to how the IPL Shareholders should vote in respect of the Arrangement Resolution. The TD Fairness Opinion was one of a number of factors taken into consideration by the IPL Board in making their unanimous determinations that the Arrangement is fair to the IPL Shareholders, that the Arrangement and the entry into the Arrangement Agreement is in the best interests of Inter Pipeline and to unanimously recommend that the IPL Shareholders vote in favour of the Arrangement Resolution. TD Securities expresses no view as to, and the TD Fairness Opinion does not address, the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to Inter Pipeline, the underlying business decision to implement the Arrangement or any other term or aspect of the Arrangement or any other agreements entered into or amended in connection with the Arrangement.

J.P. Morgan Fairness Opinion

Inter Pipeline retained J.P. Morgan pursuant to an engagement letter effective February 18, 2021 to act as the financial advisor to the IPL Special Committee. The J.P. Morgan Fairness Opinion provides an opinion by J.P. Morgan to the IPL Board to the effect that, as of May 31, 2021 and subject to the assumptions, limitations, and qualifications set forth therein, the Exchange Ratio in the proposed Arrangement is fair, from a financial point of view, to the IPL Shareholders.

The full text of the J.P. Morgan Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the J.P. Morgan Fairness Opinion, is attached as Appendix E to this Joint Information Circular.

The J.P. Morgan Fairness Opinion is not a recommendation as to whether the IPL Shareholders should vote with respect to the Arrangement or any other matter. The J.P. Morgan Fairness Opinion was one of a number of factors taken into consideration by the IPL Board in making its unanimous determinations that the Arrangement is fair to the IPL Shareholders, the Arrangement and the entry into the Arrangement Agreement are in the best interests of IPL Shareholders and to unanimously recommend that the IPL Shareholders vote in favour of the Arrangement Resolution.

Pursuant to the terms of its engagement letter with Inter Pipeline, J.P. Morgan will receive a fee for rendering the J.P. Morgan Fairness Opinion. J.P. Morgan will also receive certain fees for its advisory services, a substantial portion of which are contingent upon the completion of the Arrangement or any alternative transaction. Inter Pipeline has also agreed to reimburse J.P. Morgan for its reasonable costs and expenses and to indemnify J.P. Morgan against certain liabilities arising out of its engagement. J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding Inter Pipeline Common Shares and the outstanding Pembina Common Shares.

During the two years preceding May 31, 2021, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Inter Pipeline for which J.P. Morgan and its affiliates have received customary compensation. Such services during such period have included acting as financial advisor to Inter Pipeline in March 2021. During the two years preceding May 31, 2021, neither J.P. Morgan nor its affiliates have had any material financial advisory or other material commercial or investment banking relationships with Pembina.

The IPL Board urges the IPL Shareholders to read the J.P. Morgan Fairness Opinion in its entirety. Any summary of the J.P. Morgan Fairness Opinion herein is qualified in its entirety by reference to the full text of the J.P. Morgan Fairness Opinion as set out in Appendix E to this Joint Information Circular. The J.P. Morgan Fairness Opinion was provided solely for the use of the IPL Board (solely in its capacity as such) in connection with the IPL Board’s evaluation of the Arrangement and may not be relied upon by any IPL Shareholders or any other person. The J.P. Morgan Fairness Opinion is not intended to and does not constitute a recommendation as to how the IPL Shareholders should vote in respect of the Arrangement Resolution. The J.P. Morgan Fairness Opinion was one of a number of factors taken into consideration by the IPL Board in making their unanimous determinations that the Arrangement is fair to the IPL Shareholders, that the Arrangement and the entry into the Arrangement Agreement is in the best interests of Inter Pipeline and to unanimously recommend that the IPL Shareholders vote in favour of the Arrangement Resolution. J.P. Morgan expresses no view as to, and the J.P. Morgan Fairness Opinion does not address, any other aspect or implication of the Arrangement or the underlying business decision of the IPL Board to effect the Arrangement, the relative merits of the Arrangement as compared to any alternative business strategies that might be available for Inter Pipeline.

Pembina Fairness Opinion

Pursuant to an engagement letter dated May 18, 2021, Pembina retained Scotia Capital as financial advisor to Pembina in connection with the Arrangement. As part of this mandate, Scotia Capital was requested to provide the Pembina Board with its opinion as to the fairness to Pembina, from a financial point of view, of the Consideration to be paid by Pembina pursuant to the Arrangement. In connection with this mandate, Scotia Capital has prepared and delivered the Pembina Fairness Opinion. The Pembina Fairness Opinion states that, as of May 31, 2021, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by Pembina pursuant to the Arrangement is fair, from a financial point of view, to Pembina.

The full text of the written opinion of Scotia Capital dated May 31, 2021, which sets forth, among other things, the assumptions made, procedures followed, information reviewed, matters considered and limitations and qualifications on the scope of review undertaken in connection with rendering the Pembina Fairness Opinion, is attached as Appendix F to this Joint Information Circular and should be read carefully and in its entirety.

Scotia Capital provided its opinion solely for the information and assistance of the Pembina Board in connection with its consideration of the Arrangement and the opinion is subject to the assumptions, limitations and qualifications contained therein. The Pembina Fairness Opinion is not a recommendation as to how any Pembina Shareholder should vote or act with respect to the Arrangement or its Pembina Common Shares. The Pembina Fairness Opinion was one of a number of factors taken into consideration by the Pembina Board in making its unanimous determination that the Arrangement is fair to the Pembina Shareholders, that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Pembina and to unanimously recommend that the Pembina Shareholders vote in favour of the Pembina Common Share Issuance Resolution.

Pursuant to the terms of its engagement with Pembina, Pembina has agreed to pay Scotia Capital a fee for its services as financial advisor, including a fee for rendering the Pembina Fairness Opinion. A portion of the fees that Scotia Capital will receive for its advisory services is contingent upon the completion of the Arrangement. The fees payable for delivery of the Pembina Fairness Opinion are not contingent on the completion of the Arrangement. In addition, Pembina has also agreed to reimburse Scotia for its reasonable out-of-pocket expenses and to indemnify Scotia in certain circumstances.

During the 24 months preceding the date on which the Pembina Fairness Opinion was rendered, neither Scotia Capital nor any of its affiliates had been engaged to provide any financial advisory services, nor had Scotia Capital or any of its affiliates participated in any financing, involving Pembina or Inter Pipeline, or any of their respective associates or affiliates, other than as financial advisor in connection with the Arrangement and in the following capacities: (a) administrative agent, lead arranger and bookrunner on Pembina’s $2.5 billion syndicated credit facility; (b) joint lead agent and joint bookrunner on the issuance by Pembina of $600 million of Pembina Hybrid Notes; (c) co-manager, joint lead agent and/or joint bookrunner on the issuance by Pembina of an aggregate of $3 billion of medium term notes; (d) joint lead arranger and joint bookrunner on Pembina’s $800 million unsecured revolving credit facility (since repaid/cancelled); (e) mandated lead arranger and bookrunner on Canada Kuwait Petrochemical Corporation’s (a joint venture in which Pembina holds a 50% interest) US$1.7 billion term loan and US$150 million revolving credit facility (since cancelled); (f) co-manager on the issuance by Inter Pipeline of $700 million of 4.232% fixed rate senior unsecured medium term notes due June 1, 2027; (g) co-document manager on Inter Pipeline’s $1 billion unsecured revolving credit facility; (h) co-manager on the issuance by Inter Pipeline of $700 million 6.625% fixed-to-floating rate subordinated notes due November 19, 2079; and (i) providing financial advisory or investment banking services to Pembina on ongoing matters.

The Pembina Board urges the Pembina Shareholders to read the Pembina Fairness Opinion carefully and in its entirety. Any summary of the Pembina Fairness Opinion herein is qualified in its entirety by reference to the full text of the Pembina Fairness Opinion attached as Appendix F to this Joint Information Circular. The Pembina Fairness Opinion was provided solely for the information and assistance of the Pembina Board in connection with its consideration of the Arrangement and may not be used or relied upon by any Pembina Shareholders or any other person for any other purpose. The Pembina Fairness Opinion is not a recommendation as to how any Pembina Shareholder should vote or act with respect to the Arrangement or its Pembina Common Shares. The Pembina Fairness Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to Pembina or Pembina’s underlying business decision to effect the Arrangement.

Recommendation of the IPL Board

Prior to entering into the Arrangement Agreement, the IPL Special Committee met on May 31, 2021 and reviewed and considered the specific transaction terms that had been negotiated with Pembina, the anticipated benefits to Inter Pipeline and the IPL Shareholders of pursuing the Arrangement and the proposed Arrangement Agreement that resulted from the negotiations with Pembina. BDP and Dentons reviewed the material terms of the proposed Arrangement Agreement with the IPL Special Committee. Also, each of TD Securities and J.P. Morgan reviewed its financial analysis of the Exchange Ratio with the IPL Special Committee and rendered an oral opinion to the IPL Special Committee to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, that, in the case of TD Securities, the Consideration to be received by the IPL Shareholders pursuant to the Arrangement is, and, in the case of J.P. Morgan, the Exchange Ratio in the proposed Arrangement is, fair from a financial point of view to the holders of IPL Common Shares. The IPL Special Committee discussed, among other things, the proposed final terms of the Arrangement Agreement, the alternative courses of action that had been considered including the May 31 Brookfield Proposal and the impact of the Arrangement on the various stakeholders of Inter Pipeline. After discussion, the IPL Special Committee unanimously determined that the Arrangement and entry into the Arrangement Agreement was in the best interests of Inter Pipeline, the Arrangement was fair to the IPL Shareholders and that it would recommend that the IPL Board approve the Arrangement and the entering into of the Arrangement Agreement.

At a meeting of the IPL Board held on May 31, 2021 prior to Inter Pipeline entering into the Arrangement Agreement, the IPL Board considered: (a) the unanimous recommendation of the IPL Special Committee; (b) the Arrangement on the terms and conditions as provided in the Arrangement Agreement; and (ii) the verbal opinions of TD Securities and J.P. Morgan to the IPL Board that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, that, in the case of TD Securities, the Consideration to be received by the IPL Shareholders pursuant to the Arrangement is, and, in the case of J.P. Morgan, the Exchange Ratio in the proposed Arrangement is, fair from a financial point of view to the holders of IPL Common Shares.

After consulting with the IPL Financial Advisors, members of senior management and with Inter Pipeline’s legal, tax, and other advisors, and after considering, among other things, the TD Fairness Opinion and the J.P. Morgan Fairness Opinion, and based upon the unanimous recommendation of the IPL Special Committee, the IPL Board unanimously determined: (a) that the Arrangement is fair to the IPL Shareholders; (b) that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Inter Pipeline; and (c) to unanimously recommend that the IPL Shareholders vote in favour of the Arrangement Resolution.

The IPL Board unanimously recommends that the IPL Shareholders vote FOR the Arrangement Resolution.

In coming to its conclusion and recommendations, the IPL Board considered, among others, the following factors:

(a)

the purpose and anticipated benefits of the Arrangement as outlined elsewhere in this Joint Information Circular including under the headings “Reasons for and Benefits of the Arrangement” and “Additional Reasons and Benefits for IPL Shareholders” above;

(b)

information concerning the financial condition, results of operations, business plans and prospects of Inter Pipeline, and the resulting potential for the enhancement of the business efficiency, management effectiveness and financial results of Pembina after giving effect to the Arrangement;

(c)	the alternatives available to Inter Pipeline; and

(d)	the advice and assistance of the IPL Financial Advisors in evaluating the Arrangement. See “IPL Fairness Opinions” at Appendix E to this Joint Information Circular.

In addition, under the Arrangement Agreement, until the time that the Arrangement Resolution is approved by the IPL Shareholders, the IPL Board has retained the ability to consider and respond to Acquisition Proposals on the specific terms and conditions set forth in the Arrangement Agreement, and to accept a Superior Proposal in certain circumstances.

The foregoing discussion of the information and factors considered and given weight by the IPL Board is not intended to be exhaustive. In addition, in reaching the determination to approve and recommend the Arrangement, the IPL Board did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given differing weights to different factors.

The IPL Board realizes that there are risks associated with the Arrangement, including that some of the potential benefits set forth above may not be realized or that there may be significant costs associated with realizing such benefits. The IPL Board believes that the factors in favour of the Arrangement outweigh the risks and potential disadvantages, although there can be no assurance in this regard. See “Risk Factors”.

Notwithstanding the unanimous recommendation of the IPL Board that IPL Shareholders vote in favour of the Arrangement Resolution, IPL Shareholders should make their own decisions whether to vote their IPL Common Shares in favour of the Arrangement Resolution and, if appropriate, should consult their own legal, tax, financial or other professional advisors in making that decision.

Recommendation of the Pembina Board

At a meeting of the Pembina Board held on May 29, 2021 prior to Pembina entering into the Arrangement Agreement, the Pembina Board reviewed and considered the specific transaction terms that had been negotiated by Pembina and IPL and the proposed terms of the Arrangement Agreement and Plan of Arrangement, and received the verbal opinion of Scotia Capital to the effect that, as of May 31, 2021, and based upon and subject to the assumptions, limitations and qualifications on the review undertaken, the Consideration to be paid by Pembina pursuant to the Arrangement is fair, from a financial point of view, to Pembina.

After consulting with Pembina’s senior management and with its financial, legal, tax, and other advisors, and after considering, among other things, the Pembina Fairness Opinion, the Pembina Board unanimously determined: (a) that the Arrangement is fair to the Pembina Shareholders; (b) that the Arrangement and entry into the Arrangement Agreement are in the best interests of Pembina; and (c) to unanimously recommend that the Pembina Shareholders vote in favour of the Pembina Common Share Issuance Resolution.

The Pembina Board unanimously recommends that the Pembina Shareholders vote FOR the Pembina Common Share Issuance Resolution.

In coming to its conclusion and recommendations, the Pembina Board consulted with and received advice from legal counsel and considered, among others, the following factors:

(a)

the purpose and anticipated benefits of, and the inherent risks of proceeding, or not, with the Arrangement as outlined elsewhere in this Joint Information Circular including under the headings “Reasons for and Benefits of the Arrangement” and “Additional Reasons and Benefits for Pembina Shareholders” above;

(b)

information concerning the financial condition, results of operations, business plans and prospects of Pembina, and the resulting potential for the enhancement of the business efficiency, management effectiveness and financial results of Pembina following completion of the Arrangement;

(c)	the alternatives reasonably available to Pembina; and

(d)	the advice and assistance of Scotia Capital in evaluating the Arrangement. See Appendix F – “Pembina Fairness Opinion” to this Joint Information Circular.

The foregoing discussion of the information and factors considered and given weight by the Pembina Board is not intended to be exhaustive. In addition, in reaching the determination to approve and recommend the Arrangement, the Pembina Board did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given differing weights to different factors.

The Pembina Board realizes that there are risks associated with the Arrangement, including that some of the potential benefits set forth above may not be realized or that there may be significant costs associated with realizing such benefits. The Pembina Board believes that the factors in favour of the Arrangement outweigh the risks and potential disadvantages, although there can be no assurance in this regard. See “Risk Factors”.

Notwithstanding the recommendation of the Pembina Board that Pembina Shareholders vote in favour of the Pembina Common Share Issuance Resolution, Pembina Shareholders should make their own decision whether to vote their Pembina Common Shares in favour of the Pembina Common Share Issuance Resolution and, if appropriate, should consult their own legal, tax, financial or other professional advisors in making that decision.

EFFECT OF THE ARRANGEMENT

General

The Arrangement will result in each IPL Shareholder (other than Dissenting IPL Shareholders) receiving 0.5 of a Pembina Common Share for each IPL Common Share held immediately prior to the Effective Time.

As at June 28, 2021, there were 429,219,175 IPL Common Shares and 550,032,375 Pembina Common Shares outstanding (in each case, on a non-diluted basis). Upon completion of the Arrangement, assuming there are no Dissenting IPL Shareholders and that no IPL Common Shares or Pembina Common Shares are issued between the date of the Arrangement Agreement and the Effective Date, there will be approximately 764,641,963 Pembina Common Shares issued and outstanding, of which existing holders of IPL Common Shares and Pembina Common Shares will collectively own approximately 28% and 72%, respectively (in each case, on a non-diluted basis).

No fractional Pembina Common Shares will be issued under the Arrangement. In lieu of any fractional Pembina Common Shares, each IPL Shareholder otherwise entitled to a fractional interest in Pembina Common Shares will receive the nearest whole number of Pembina Common Shares. For greater certainty, where such fractional interest is greater than or equal to 0.5, the number of Pembina Common Shares to be issued will be rounded up to the nearest whole number, and where such fractional interest is less than 0.5, the number of Pembina Common Shares to be issued will be rounded down to the nearest whole number. In calculating such fractional interests, all IPL Common Shares registered in the name of or beneficially held by such IPL Shareholders or their nominee shall be aggregated.

The Plan of Arrangement provides that, until deposited with the Depositary, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, each certificate that immediately prior to the Effective Time represented IPL Common Shares (other than those certificates representing IPL Common Shares held by Dissenting IPL Shareholders) shall be deemed after the Effective Time to represent only the right to receive, upon such deposit, the consideration and other property to which the holders of IPL Common Shares are entitled under the Arrangement. Any certificate formerly representing IPL Common Shares that has not been so duly deposited with the Depositary on or before the last Business Day prior to the third anniversary of the Effective Date shall cease to represent a claim by or interest of any former IPL Shareholder of any kind or nature against IPL, Pembina or Amalco. On such date, all consideration and other property to which such former holder was entitled shall be deemed to have been surrendered to IPL, Pembina or Amalco, as applicable. For more information regarding the effect of the Arrangement on Dissenting IPL Shareholders see “Dissent Rights”.

Dividends

Subject to the completion of the Arrangement, Pembina has announced that it intends to increase its monthly dividend rate in respect of the Pembina Common Shares to $0.22 per Pembina Common Share. In addition, subject to the successful commissioning and in-service date of the HPC Project, Pembina has announced that it intends to increase its monthly dividend rate in respect of the Pembina Common Shares to $0.23 per Pembina Common Share. Each such dividend increase is subject to the formal declaration thereof by the Pembina Board and compliance with applicable laws.

Dividends on the Pembina Common Shares are payable if, as and when determined by the Pembina Board. The amount and frequency of dividends declared and payable is at the discretion of the Pembina Board, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors when making its dividend determinations.

IPL Incentive Awards

Completion of the Arrangement will result in the acceleration of the vesting of all IPL RSUs and IPL PSUs granted in 2019 under the IPL Incentive Award Plans and such IPL RSUs and IPL PSUs will be settled in cash immediately prior to the Effective Time based on the IPL VWAP, and in the case of such IPL PSUs, using a “Performance Multiplier” of 1.0 as agreed to by Inter Pipeline and Pembina.

In addition, pursuant to the Arrangement, the vesting of the IPL RSUs and IPL PSUs granted in 2020 and 2021 under the IPL Incentive Award Plans will be accelerated and settled in cash immediately prior to the Effective Time based on the IPL VWAP, and in the case of such IPL PSUs, using a “Performance Multiplier” of 1.0 as agreed to by Inter Pipeline and Pembina, in each case, whether such vesting and cash settlement is a result of the occurrence of a “Change of Control Termination” under the IPL Incentive Award Plans or the exercise by the IPL Board of its powers in relation thereto.

There were 4,505,722 IPL RSUs and 768,118 IPL PSUs outstanding as of June 16, 2021.

See “Interests of Certain Persons or Companies in the Arrangement”.

IPL Employment Agreements

IPL has entered into IPL Employment Agreements with each of its senior executive officers, being Chris Bayle, Nipa Chakravarti, David Chappell, Anita Dusevic Oliva, Brent Heagy, Spil Kousinioris, Jim Madro, Jeff Marchant, Cory Neufeld, Bernard Perron and Jeremy Roberge.

The IPL Employment Agreements do not provide the IPL Executive Officers with additional rights upon a change of control of IPL unless an IPL Executive Officer’s employment is terminated by IPL other than for Cause (as defined in the IPL Employment Agreements) or by such IPL Executive Officer for Good Reason (as defined in the IPL Employment Agreements), in which case such IPL Executive Officer shall be entitled to receive a Termination Payment (as defined in the IPL Employment Agreements). The Termination Payment is calculated as two times current salary, two times average annual bonus over the past three years, a pro rated portion of current year target bonus, and 18% of two times current salary and average annual bonus over the past three years.

See “Interests of Certain Persons or Companies in the Arrangement”.

Details of the Arrangement

The following is a summary only of the Plan of Arrangement and reference should be made to the full text of the Arrangement Agreement and the Plan of Arrangement, which are set forth in Appendix C and Schedule A to Appendix C to this Joint Information Circular, respectively.

Pursuant to the Plan of Arrangement, commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided in the Arrangement Agreement:

•

IPL Shareholder Rights Plans. The IPL Shareholder Rights Plans shall terminate and cease to have any further force or effect and the Rights (as defined in the IPL Shareholder Rights Plans) shall be cancelled without any payment in respect thereof.

•

Dissenting IPL Shareholders. Subject to the provisions of the Plan of Arrangement concerning the treatment of Dissenting IPL Shareholders, the IPL Common Shares held by Dissenting IPL Shareholders shall be deemed to have been transferred to IPL (free and clear of any Encumbrances) and cancelled, and such Dissenting IPL Shareholders shall cease to have any rights as IPL Shareholders, other than the right to be paid the fair value of their IPL Common Shares in accordance with the provisions of the Plan of Arrangement concerning the treatment of Dissenting IPL Shareholders, and the names of such holders shall be removed from the register of IPL Shareholders. See “Dissent Rights”.

•

Acquisition of IPL Common Shares by Pembina. Each issued and outstanding IPL Common Share (other than those held by Dissenting IPL Shareholders) shall be transferred by the holder thereof without any further action on its part (free and clear of any Encumbrances) to Pembina in exchange for the Consideration, and Pembina shall be deemed to be the legal and beneficial owner of such transferred IPL Common Shares (free and clear of any Encumbrances), and upon such exchange: (a) the holders of such IPL Common Shares shall cease to be the holders of IPL Common Shares and the names of such holders shall be removed from the register of IPL Shareholders and added to the register of holders of Pembina Common Shares; and (b) Pembina shall become the holder of the IPL Common Shares so exchanged and shall be added to the register of IPL Shareholders as the registered holder of such shares.

•

Amalgamation. Provided that the IPL Hybrid Note Amendments have received the requisite approval of the holders of the IPL Hybrid Notes pursuant to the IPL Hybrid Note Indenture, Pembina and IPL shall be amalgamated and continued as one corporation (Amalco) under the ABCA in accordance with the Plan of Arrangement.

•

Exchange of IPL Hybrid Notes. Immediately following the amalgamation of Pembina and IPL to form Amalco, pursuant to the terms of the IPL Hybrid Notes (as amended pursuant to the IPL Hybrid Note Amendments), the IPL Hybrid Notes shall be exchanged (a) due to the exercise of the exchange right conferred upon the holders of the IPL Hybrid Notes and (b) in all other cases, pursuant to the terms of the IPL Hybrid Notes (as amended pursuant to the IPL Hybrid Note Amendments), for notes of Pembina issued pursuant to the Pembina Hybrid Note Indenture.

The Arrangement Agreement

General

The Arrangement will be effected pursuant to the Arrangement Agreement, which provides for the implementation of the Plan of Arrangement. The Arrangement Agreement contains covenants, representations and warranties of and from each of IPL and Pembina and various conditions precedent, both mutual, for the benefit of each Party, and individual, for the exclusive benefit of IPL or Pembina, as applicable. Unless all such conditions are satisfied or waived by the Party for whose benefit such conditions exist, to the extent they may be capable of waiver in accordance with the Arrangement Agreement, the Arrangement will not proceed. There is no assurance that such conditions will be satisfied or waived on a timely basis, or at all.

The following is a summary of certain provisions of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, set forth in Appendix C to this Joint Information Circular. IPL Shareholders and Pembina Shareholders are urged to read the Arrangement Agreement in its entirety.

Representations and Warranties

The Arrangement Agreement contains certain customary representations and warranties of each of IPL and Pembina relating to, among other things, their respective organizations, qualification, capitalization, compliance with laws and regulations and other matters, including their authority to enter into the Arrangement Agreement and to consummate the Arrangement. In addition, IPL has made certain representations and warranties in the Arrangement Agreement with respect to its business, operations, assets and employees. For the complete text of the applicable provisions, see Article 3, Article 4, Schedule “C” and Schedule “D” of the Arrangement Agreement, which is attached as Appendix C to this Joint Information Circular.

Covenants Relating to the Conduct of Business of the Parties

Pursuant to the Arrangement Agreement, each of the Parties has covenanted and agreed, until the earlier of the Effective Date and the time that the Arrangement Agreement is terminated in accordance with its terms, subject to certain exceptions, to, among other things, conduct its business and the business of its Subsidiaries only in, and to refrain from taking any action except in, the ordinary course of business and consistent with past practice. The Parties further covenanted and agreed to use all commercially reasonable efforts to maintain and preserve their and their Subsidiaries’ respective business organizations, assets, employees and advantageous business relationships. For the complete text of the provisions relating to the Parties’ interim covenants, see Article 5 of the Arrangement Agreement.

Dividends

Pursuant to the Arrangement Agreement, subject to applicable Laws and general economic conditions, Pembina confirmed that (a) it has no current intention to reduce the amount of the current monthly dividend in respect of the Pembina Common Shares, (b) upon closing of the Arrangement, it intends to increase the monthly dividend in respect of the Pembina Common Shares to $0.22 per Pembina Common Share and (c) upon the successful commissioning and in-service date of the HPC Project (currently expected in 2022), it intends to increase its monthly dividend in respect of the Pembina Common Shares to $0.23 per Pembina Common Share.

Mutual Conditions

The respective obligations of Pembina and IPL to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of Pembina and IPL, without prejudice to their right to rely on any other of such conditions:

(a)	the Arrangement Resolution shall have been passed by the IPL Shareholders at the IPL Shareholders’ Meeting in accordance with the Interim Order;

(b)	the Pembina Common Share Issuance Resolution shall have been passed by the requisite majority of Pembina Shareholders at the Pembina Shareholders’ Meeting;

(c)

the Final Order shall have been obtained on terms consistent with the Arrangement and in form and substance satisfactory to each of the Parties, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise;

(d)

each Key Regulatory Approval shall have been made, given, obtained or occurred, as the case may be, and any such approval shall be in full force and effect and shall not have been modified or invalidated in any manner;

(e)

all Regulatory Approvals (other than the Key Regulatory Approvals) shall have been made, given, obtained or occurred, as the case may be, and any such approval shall be in full force and effect and shall not have been modified or invalidated in any manner, except where the failure or failures to obtain such Regulatory Approvals, or for the applicable waiting periods to have expired or terminated, would not be reasonably expected to have a Material Adverse Effect in respect of either Pembina (either before or after the completion of the Arrangement) or IPL;

(f)

the conditional approval to the listing of the Pembina Common Shares issuable pursuant to the Arrangement on the TSX, and approval, subject to official notice of issuance, of the listing of the Pembina Common Shares issuable pursuant to the Arrangement on the NYSE shall have been obtained;

(g)

other than in respect of a hold separate or similar interim arrangement agreed to by Pembina or ordered by a Governmental Entity as contemplated by Section 5.4(d) of the Arrangement Agreement, no Law (whether temporary, preliminary or permanent) shall be in effect or shall have been enacted, promulgated, amended or applied by any Governmental Entity, which prevents, prohibits or makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins Pembina or IPL from consummating the Arrangement, or that would be reasonably expected to have a Material Adverse Effect in respect of either Pembina (either before or after the completion of the Arrangement) or IPL; and

(h)

other than in relation to the Competition Act Approval, no act, action, suit, proceeding, objection, opposition, order or injunction shall have been taken, entered or promulgated by any Governmental Entity or by any elected or appointed public official in Canada or elsewhere, whether or not having the force of Law, which prevents, prohibits or makes (or which would reasonably be expected to prevent, prohibit or make) the consummation of the Arrangement illegal or otherwise prohibit or enjoin Pembina from consummating the Arrangement or that would be reasonably expected to have a Material Adverse Effect in respect of either Pembina (either before or after the completion of the Arrangement) or IPL.

Conditions to the Obligations of Pembina

The obligation of Pembina to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	the representations and warranties made by IPL:

(i)

in paragraphs (b) [Organization and Qualification], (c) [Authority Relative to the Arrangement Agreement], (e) [Brokers], (k) [Subsidiaries], (l) [Ownership of Subsidiaries], (n) [Capitalization], (o) [Equity Monetization Plans] and (t)(C) [Absence of Certain Changes – No Material Adverse Change] of Schedule D of the Arrangement Agreement shall be true and correct (other than de minimis inaccuracies) as of the Effective Date as if made on such date (except to the extent such representations and warranties speak as of an earlier date and except it being understood that the number of IPL Incentive Awards disclosed in the IPL Disclosure Letter in accordance with paragraph (o) of Schedule D of the Arrangement Agreement may decrease due to their vesting, expiry or termination in accordance with their terms);

(ii)

in paragraphs (j) [No Conflict; Required Filings and Consents], (x) [Tax Returns Filed and Taxes Paid], (y) [Tax Reserves], (z) [Tax Deficiencies], (rr) [Guarantees and Indemnification] and (tt) [Credit Facilities and Other Long-Term Debt] of Schedule D of the Arrangement Agreement shall be true and correct in all material respects as of the Effective Date as if made on such date (and for this purpose, any reference to “material” or other concepts of materiality in such representations and warranties shall be ignored); and

(iii)

in the remainder of Schedule D of the Arrangement Agreement shall be true and correct as of the Effective Date as if made on such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by the Arrangement Agreement), except where the failure of such representations and warranties to be true and correct: (A) individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of IPL (and for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored; or (B) would not, individually or in the aggregate prevent or materially delay, or individually or in the aggregate would reasonably be expected to prevent or materially delay, the consummation of the Arrangement or IPL from performing its material obligations under the Arrangement Agreement in any material respect;

and IPL shall have provided to Pembina a certificate of two executive officers of IPL (on IPL’s behalf and without personal liability) certifying the foregoing on the Effective Date;

(b)

IPL shall have complied in all material respects with its covenants in the Arrangement Agreement to be complied with by it on or prior to the Effective Time, and IPL shall have provided to Pembina a certificate of two executive officers of IPL (on behalf of IPL and without personal liability) certifying compliance with such covenants on the Effective Date;

(c)	no Material Adverse Change in respect of IPL shall have occurred after the date of the Arrangement Agreement and prior to the Effective Date; and

(d)

(i) if Brookfield or its affiliates or any Person or group of Persons acting jointly or in concert with Brookfield has validly exercised Dissent Rights in respect of the Arrangement, holders of not greater than 15% of the outstanding IPL Common Shares shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date; or (ii) if neither Brookfield nor its affiliates nor any Person or group of Persons acting jointly or in concert with Brookfield has validly exercised Dissent Rights in respect of the Arrangement, holders of not greater than 5% of the outstanding IPL Common Shares shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

The foregoing conditions are for the exclusive benefit of Pembina and may be asserted by Pembina regardless of the circumstances or may be waived in writing by Pembina in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Pembina may have.

Conditions to the Obligations of Inter Pipeline

The obligation of IPL to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	the representations and warranties made by Pembina:

(i)	in paragraph (l) [Capitalization] of Schedule C of the Arrangement Agreement shall be true and correct (other than de minimis inaccuracies) as of the date of the Arrangement Agreement; and

(ii)

in the remainder of Schedule C of the Arrangement Agreement shall be true and correct as of the Effective Date as if made on such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by the Arrangement Agreement), except where the failure of such representations and warranties to be true and correct: (A) individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Pembina (and for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored); or (B) would not, individually or in the aggregate prevent or materially delay, or individually or in the aggregate would reasonably be expected to prevent or materially delay, the consummation of the Arrangement or Pembina from performing its material obligations under the Arrangement Agreement in any material respect;

and Pembina shall have provided to IPL a certificate of two executive officers of Pembina (on Pembina’s behalf and without personal liability) certifying the foregoing on the Effective Date;

(b)

Pembina shall have complied in all material respects with its covenants in the Arrangement Agreement to be complied with by it on or prior to the Effective Time, and Pembina shall have provided to IPL a certificate of two executive officers of Pembina (on behalf of Pembina and without personal liability) certifying compliance with such covenants on the Effective Date; and

(c)	no Material Adverse Change in respect of Pembina shall have occurred after the date hereof and prior to the Effective Date.

The foregoing conditions are for the exclusive benefit of IPL and may be asserted by IPL regardless of the circumstances or may be waived in writing by IPL in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which IPL may have.

Covenants of IPL Regarding Non-Solicitation

Under the Arrangement Agreement, IPL has agreed to certain non-solicitation covenants as follows:

(a)

IPL shall immediately cease and cause to be terminated all existing solicitations, discussions or negotiations (including through any Representatives on its behalf), if any, with any Person (other than Pembina and its Representatives) with respect to any Acquisition Proposal and, in connection therewith, IPL shall discontinue access to any of its confidential information (including any data room), and shall promptly request the return or destruction of all information respecting IPL or any of its Subsidiaries provided to any Person (other than Pembina or its Representatives) who has entered into a confidentiality agreement with IPL or any of its Subsidiaries relating to an Acquisition Proposal in the twelve months prior to the date of the Arrangement Agreement and shall use all commercially reasonable efforts to ensure that such requests are honoured. IPL and its Subsidiaries shall enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar agreements or covenants that IPL or any of its Subsidiaries has entered into prior to the date of the Arrangement Agreement and that IPL or any of its Subsidiaries enters into after the date of the Arrangement Agreement in accordance with and subject to the terms of the Arrangement Agreement (it being acknowledged by Pembina that IPL shall not be obligated to enforce any standstill, non-disclosure, non-disturbance, non-solicitation and similar agreements or covenants that are automatically terminated or released as a result of entering into and announcing the Arrangement Agreement).

(b)

Except as provided for under the heading “Covenants of IPL Regarding Non-Solicitation”, IPL shall not, directly or indirectly, do or authorize or permit any of its Representatives to do, any of the following:

(i)	solicit, initiate or knowingly encourage or otherwise facilitate (including by way of furnishing information) any Acquisition Proposal;

(ii)

enter into or participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any other Person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with any Acquisition Proposal, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing; provided that IPL may (A) communicate with any Person for the purposes of clarifying the terms of any inquiry, proposal or offer made by such Person that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, (B) advise any Person of the restrictions of the Arrangement Agreement, and (C) advise any Person making an Acquisition Proposal that the IPL Board has determined that such Acquisition Proposal does not constitute a Superior Proposal;

(iii)

waive, terminate, amend, modify or release any third party or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive, terminate, amend, modify or release any third party from or otherwise forbear in respect of, any rights or other benefits under confidentiality and/or standstill agreements relating to an Acquisition Proposal (which, for greater certainty, does not prohibit the automatic release of a party or termination of such provisions in accordance with the pre-existing and express terms of any standstill provision);

(iv)

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five business days will not be considered to be in violation this covenant; or

(v)

accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal (other than a confidentiality and standstill agreement contemplated under subparagraph (b)(vi) below);

provided, however, that notwithstanding any other provision of the Arrangement Agreement, IPL and its Representatives may, prior to the approval of the Arrangement Resolution at the IPL Shareholders’ Meeting:

(vi)

enter into or participate in any discussions or negotiations with a third party that is not in breach of any confidentiality or standstill agreement and that, without any solicitation, initiation or knowing encouragement or facilitation, directly or indirectly, after the date of the Arrangement Agreement, by IPL or any of its Representatives, seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement in favour of IPL that contains a standstill provision that IPL determines in good faith is no less onerous or more beneficial to such third party than that in the Confidentiality Agreement under which information was provided and made available to Pembina and is otherwise on terms that IPL determines in good faith are no less favourable to IPL than those found in such Confidentiality Agreement (provided that such confidentiality and standstill agreement shall (A) allow for disclosure thereof, along with all information provided thereunder, to Pembina as set out below, (B) allow disclosure to Pembina of the making and terms of any Acquisition Proposal made by the third party as contemplated in the Arrangement Agreement, (C) not contain any provision restricting IPL from complying with the obligations described under the heading “Covenants of IPL Regarding Non-Solicitation”, and (D) not contain any exclusivity provision or other term that would restrict, in any manner, IPL’s ability to consummate the Arrangement pursuant to the Arrangement Agreement) may furnish to such third party any information concerning IPL and its Subsidiaries and their businesses, properties and assets, in each case if, and only to the extent that:

(A)

the third party has first made a written bona fide Acquisition Proposal, which did not result from a breach of the covenants described under the heading “Covenants of IPL Regarding Non-Solicitation”, and in respect of which the IPL Board determines in good faith, after consultation with its outside legal and financial advisors, constitutes or would reasonably be expected to lead to a Superior Proposal (disregarding, for the purposes of such determination, any due diligence or access condition to which such Acquisition Proposal is subject) (for additional clarity, the Original Brookfield Bid is deemed not to be, and may not constitute, a Superior Proposal pursuant to the terms of the Arrangement Agreement and therefore cannot constitute or be reasonably expected to lead to, a Superior Proposal in any circumstances); and

(B)	prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party regarding the Acquisition Proposal, IPL shall:

(1)

provide prompt notice to Pembina to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such third party, together with a copy of the confidentiality and standstill agreement referenced above and, if not previously made available to Pembina, copies of all information provided to such third party concurrently with the provision of such information to such third party;

(2)

notify Pembina orally and in writing of any inquiries, offers or proposals with respect to an actual or contemplated Superior Proposal (which written notice shall include a summary of the material terms of such proposal (and any amendments or supplements thereto)) and the identity of the Person making it, and shall include copies of any such inquiries, offers or proposals made in writing and any amendments to any of the foregoing within 24 hours of the receipt thereof; and

(3)	keep Pembina promptly informed of the status and reasonable details of any such inquiry, offer or proposal and answer Pembina’s reasonable questions with respect thereto; and

(vii)

accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party or make a Change in Recommendation, but only if prior to such acceptance, recommendation, approval or implementation or making such Change in Recommendation, the IPL Board concludes in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement in the manner described in paragraph (c) below and after receiving the advice of outside legal counsel that the failure by the IPL Board to take such action would be inconsistent with its fiduciary duties under applicable Laws, and IPL (A) complies with its obligations described under the heading “Covenants of IPL Regarding Non-Solicitation”, (B) terminates the Arrangement Agreement in accordance with the provisions described under the heading “Termination” below, and (C) concurrently therewith pays to Pembina the amount described under the heading “Termination Fees” below.

(c)

Following determination by the IPL Board that an Acquisition Proposal constitutes a Superior Proposal, IPL shall give Pembina, orally and in writing, at least five complete business days advance notice of any decision by the IPL Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal or to make a Change in Recommendation, which notice shall confirm that the IPL Board has determined that such Acquisition Proposal constitutes a Superior Proposal and shall identify the third party making the Superior Proposal and IPL shall provide Pembina with a true and complete copy thereof and the agreement to implement the Superior Proposal and any amendments thereto. During such five business day period, IPL agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not make a Change in Recommendation. In addition, during such five business day period IPL shall, and shall cause its financial and legal advisors to, negotiate in good faith with Pembina and its financial and legal advisors to make such adjustments in the terms and conditions of the Arrangement Agreement and the Arrangement as would enable IPL to proceed with the Arrangement as amended rather than the Superior Proposal. In the event Pembina proposes to amend the Arrangement Agreement and the Arrangement on a basis such that the IPL Board determines that the alternative proposed transaction is no longer a Superior Proposal and so advises the board of directors of Pembina prior to the expiry of such five business day period, the IPL Board shall not accept, recommend, approve or enter into any agreement to implement such Acquisition Proposal and shall not release the party making the Acquisition Proposal from any standstill provisions and shall not make a Change in Recommendation.

In the event that IPL provides the notice described in this paragraph (c) on a date which is less than five business days prior to the IPL Shareholders’ Meeting, Pembina shall be entitled to (i) adjourn or postpone the Pembina Shareholders’ Meeting, and (ii) require IPL to adjourn or postpone the IPL Shareholders’ Meeting, in each case to a date that is not more than ten business days after the date of such notice. In addition, if Brookfield (or any affiliate thereof) amends the amount or form of the consideration offered under the Original Brookfield Bid or announces its intention to do so (each, an “Amended Bid”), and whether or not such Amended Bid is determined to constitute a Superior Proposal for the purposes of the preceding paragraph, if requested by Pembina, IPL shall, and shall cause its financial and legal advisors to, negotiate in good faith with Pembina and its financial and legal advisors in order to allow Pembina to make any increases to the Exchange Ratio or other adjustments in the consideration offered or to otherwise amend the terms and conditions of the Arrangement Agreement and the Arrangement (which for clarity, shall not be less favourable to IPL or the IPL Shareholders than those included in the Arrangement Agreement and the Arrangement). In the event that the Amended Bid is made or announced on a date which is less than five business days prior to the IPL Shareholders’ Meeting, Pembina shall be entitled to (i) adjourn or postpone the Pembina Shareholders’ Meeting, and (ii) require IPL to adjourn or postpone the IPL Shareholders’ Meeting, in each case to a date that is not more than ten business days after the date of such notice.

(d)

Each successive amendment to any Acquisition Proposal (including any Amended Bid) that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by IPL Shareholders or other material terms or condition thereof, shall constitute a new Acquisition Proposal or Amended Bid for the purposes of paragraph (c) above, and, in respect of a Superior Proposal, Pembina shall be afforded a new five business day period from the date on which Pembina received all of the materials set forth in paragraph (c) above with respect to the new Superior Proposal from IPL.

(e)

The IPL Board shall promptly reaffirm the recommendation and determination outlined under the heading “The Arrangement –Recommendation of the IPL Board” in this Information Circular by press release after (i) any Acquisition Proposal which is publicly announced is determined not to be a Superior Proposal, or (ii) the Parties have entered into an amended agreement in the manner contemplated by paragraph (c) above which results in any Acquisition Proposal not being a Superior Proposal.

(f)

IPL shall ensure that its affiliates and Representatives are aware of the covenants described under the heading “Covenants of IPL Regarding Non-Solicitation” and shall be responsible for any breach of such covenants by its affiliates or Representatives.

(g)

Nothing in the Arrangement Agreement shall prohibit IPL or the IPL Board from complying with Part 2 – Division 3 of NI 62-104 relating to the provision of directors’ circulars and making appropriate disclosure with respect thereto to IPL’s securityholders.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written agreement of Pembina and IPL;

(b)	by either Pembina or IPL if:

(i)

the Arrangement Resolution shall have failed to receive the requisite vote of the IPL Shareholders to approve such resolution at the IPL Shareholders’ Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

(ii)

the Pembina Common Share Issuance Resolution shall have failed to receive the requisite vote of the Pembina Shareholders to approve such resolution at the Pembina Shareholders’ Meeting (including any adjournment or postponement thereof);

(iii)

the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate the Arrangement Agreement in such a case shall not be available to any Party whose failure to fulfill any of its covenants or obligations or whose breach of any of its representations or warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date; or

(iv)

any condition described above under the heading “Mutual Conditions” (other than the conditions described in paragraphs (a) [Arrangement Resolution Passed] or (b) [Pembina Common Share Issuance Resolution Passed]) becomes incapable of being satisfied by the Outside Date, except that the right to terminate the Arrangement Agreement in such a case shall not be available to any Party whose failure to fulfill any of its covenants or obligations or whose breach of any of its representations or warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of such condition to be satisfied or where such Party has not complied with the applicable “notice and cure” provisions of the Arrangement Agreement;

(c)	by Pembina if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of IPL set forth in the Arrangement Agreement occurs that would cause the condition described in paragraphs (a) [IPL Reps and Warranties Condition] or (b) [IPL Covenants Condition] under the heading “Conditions to the Obligations of Pembina” above not to be satisfied, and such breach or failure is incapable of being cured by the Outside Date or is not cured in accordance with the applicable “notice and cure” provisions of the Arrangement Agreement; provided that (A) Pembina is not then in breach of the Arrangement Agreement so as to cause any condition described above in paragraphs (a) [Pembina Reps and Warranties Condition] or (b) [Pembina Covenants Condition] under the heading “Conditions to the Obligations of Inter Pipeline” not to be satisfied, and (B) any such termination is subject to and satisfies the applicable “notice and cure” provisions of the Arrangement Agreement;

(ii)

(A) the IPL Board or any committee of the IPL Board fails to unanimously recommend or withdraws, amends, modifies, changes or qualifies, or publicly proposes or states an intention to withdraw, amend, modify, change or qualify, the recommendations or determinations outlined under the heading “The Arrangement – Recommendation of the IPL Board” in this Information Circular in a manner adverse to Pembina or shall have resolved to do so prior to the Effective Date (and such action is not subsequently withdrawn), (B) the IPL Board or any committee of the IPL Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend, an Acquisition Proposal (including, for clarity, the Original Brookfield Bid or any other Acquisition Proposal by or involving Brookfield or any Person or group of Persons acting jointly or in concert with Brookfield) or publicly takes no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal (including, for clarity, the Original Brookfield Bid or any other Acquisition Proposal by or involving Brookfield or any Person or group of Persons acting jointly or in concert with Brookfield) for more than five business days (any action set forth in subclauses (A) or (B) above, a “Change in Recommendation”), (C) IPL, the IPL Board or any committee of the IPL Board accepts, approves, endorses, recommends or enters into or publicly proposes to accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (including, for clarity, the Original Brookfield Bid or any other Acquisition Proposal by or involving Brookfield or any Person or group of Persons acting jointly or in concert with Brookfield), other than a confidentiality and standstill agreement permitted by and in accordance with the requirements described above in paragraph (b)(vi) under the heading “Covenants of IPL Regarding Non-Solicitation”; or (D) the IPL Board or any committee of the IPL Board fails to publicly reconfirm the recommendations or determinations outlined under the heading “The Arrangement – Recommendation of the IPL Board” in this Information Circular upon the reasonable request of Pembina prior to the earlier of five business days following such request or five business days prior to the IPL Shareholders’ Meeting; or

(iii)

if an Acquisition Proposal is consummated or effected (including, for clarity, the Original Brookfield Bid or any other Acquisition Proposal by or involving Brookfield or any Person or group of Persons acting jointly or in concert with Brookfield);

(d)	by IPL if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Pembina set forth in the Arrangement Agreement occurs that would cause the condition described in paragraphs (a) [Pembina Reps and Warranties Condition] or (b) [Pembina Covenants Condition] under the heading “Conditions to the Obligations of Inter Pipeline” above not to be satisfied, and such breach or failure is incapable of being cured by the Outside Date or is not cured in accordance with applicable “notice and cure” provisions of the Arrangement Agreement; provided that (A) any fraudulent, wilful or intentional breach shall be deemed to be incapable of being cured, (B) IPL is not then in breach of the Arrangement Agreement so as to cause any condition described above in paragraphs (a) [IPL Reps and Warranties Condition] or (b) [IPL Covenants Condition] under the heading “Conditions to the Obligations of Pembina” not to be satisfied, and (C) any such termination is subject to and satisfies the applicable “notice and cure” provisions of the Arrangement Agreement; or

(ii)

prior to the approval by the IPL Shareholders of the Arrangement Resolution, the IPL Board authorizes IPL to enter into a written agreement (other than a confidentiality and standstill agreement permitted by and in accordance with the requirements described above in paragraph (b)(vi) under the heading “Covenants of IPL Regarding Non-Solicitation”) with respect to, or IPL accepts, recommends or enters into any agreement to implement, a Superior Proposal in accordance with the procedures described above under the heading “Covenants of IPL Regarding Non-Solicitation”, provided IPL is then in compliance with its obligations described above under the heading “Covenants of IPL Regarding Non-Solicitation” and that prior to or concurrent with such termination IPL pays the amount required pursuant to and in accordance with the requirements described below in paragraph (b)(ii) under the heading “Termination Fees”.

Termination Fees

Pembina and Inter Pipeline have agreed that in certain circumstances, terminations fees may be payable by a Party to the other Party, on the termination of the Arrangement Agreement:

(a)

Despite any other provision in the Arrangement Agreement relating to the payment of fees and expenses, if an IPL Termination Fee Event occurs, IPL shall pay Pembina the IPL Termination Fee as described in paragraph (c) below, and if a Reverse Termination Fee Event occurs, then Pembina shall pay IPL the Reverse Termination Fee as described in paragraph (e) below.

(b)	For the purposes of the Arrangement Agreement, “IPL Termination Fee” means $350 million, and “IPL Termination Fee Event” means the termination of the Arrangement Agreement:

(i)	by Pembina, in the circumstances described above in paragraph (c)(ii) [Change in Recommendation] under the heading “Termination”;

(ii)	by IPL, in the circumstances described above in paragraph (d)(ii) [To enter into a Superior Proposal] under the heading “Termination”;

(iii)

by (A) either Pembina or IPL in the circumstances described above in paragraphs (b)(i) [Failure of IPL Shareholders to Approve] or (b)(iii) [Outside Date] under the heading “Termination”, or (B) Pembina in the circumstances described above in paragraph (c)(i) [Breach of IPL Reps and Warranties/Covenants] under the heading “Termination” as a result of the failure of IPL to satisfy the condition described above in paragraph (b) [IPL Covenants Condition] under the heading “Conditions to the Obligations of Pembina”, and within 12 months following the date of such termination an Acquisition Proposal is agreed to, entered into, consummated or effected, or the IPL Board recommends any Acquisition Proposal (in each case excluding the Original Brookfield Bid, but including, for clarity, any other Acquisition Proposal by or involving Brookfield or any Person or group of Persons acting jointly or in concert with Brookfield);

(iv)	by Pembina, in the circumstances described above in paragraph (c)(i) [Breach of IPL Reps and Warranties/Covenants] under the heading “Termination”, if such termination relates to:

(A)	a breach by IPL of the obligations described above under the heading “Covenants of IPL Regarding Non- Solicitation”; or

(B)

a breach by IPL of any of its covenants made under the Arrangement Agreement, other than those described above under the heading “Covenants of IPL Regarding Non-Solicitation”, which breach, individually or in the aggregate, causes or would reasonably be expected to: (1) cause a Material Adverse Change with respect to IPL; (2) result in the failure to satisfy the condition described above in paragraph (c) [Material Adverse Change] under the heading “Conditions to the Obligations of Pembina”; or (3) prevent or materially delay the consummation of the Arrangement or IPL from performing its material obligations under the Arrangement Agreement in any material respect; or

(v)

by Pembina, in the circumstances described above in paragraph (c)(iii) [Completion of Acquisition Proposal] under the heading “Termination”, if: (A) the Acquisition Proposal that led to the right of Pembina to terminate the Arrangement Agreement in such circumstances was not completed pursuant to the Original Brookfield Bid; and (B) an IPL Termination Fee Event has not occurred in the manner described above in paragraph (b)(iii) .

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in paragraphs (a) to (d) of the definition of “Acquisition Proposal” set forth in the Glossary, except that references to “20% or more of the voting securities of IPL “shall be deemed to be references to “50% or more”, and “20% or more” in relation to IPL’s revenues or earnings on a consolidated basis shall instead be construed to refer to “50% or more”.

(c)

If an IPL Termination Fee is payable in the circumstances described above in paragraphs (b)(i), (b)(iv) or (b)(v), the IPL Termination Fee shall be paid within three business days following such IPL Termination Fee Event. If an IPL Termination Fee is payable in the circumstances described above in paragraph (b)(ii), the IPL Termination Fee shall be paid prior to or concurrently with the occurrence of such IPL Termination Fee Event. If an IPL Termination Fee is payable in the circumstances described above in paragraph (b)(iii), the IPL Termination Fee shall be paid upon the occurrence of the event causing such IPL Termination Fee Event. Any IPL Termination Fee shall be paid by IPL to Pembina (or as Pembina may direct by notice in writing), by wire transfer in immediately available Canadian funds to an account designated by Pembina.

(d)

If the Arrangement Agreement is terminated (i) by Pembina in the circumstances described above in paragraph (c)(i) [Breach of IPL Reps and Warranties/Covenants] under the heading “Termination” because of the failure of the condition described in paragraph (a) [IPL Reps and Warranties Condition] under the heading “Conditions to the Obligations of Pembina”, (ii) by Pembina or IPL in the circumstances described above in paragraph (b)(iii) [Outside Date] under the heading “Termination” and at the time of such termination there exists a state of facts or circumstances that would cause the conditions described above in paragraph (a) [IPL Reps and Warranties Condition] under the heading “Conditions to the Obligations of Pembina” not to be satisfied, notwithstanding the availability of any cure period, or (iii) by Pembina, in the circumstances described above in paragraph (c)(iii) [Completion of Acquisition Proposal] under the heading “Termination” if the Acquisition Proposal that led to the right of Pembina to so terminate the Arrangement Agreement was completed pursuant to the Original Brookfield Bid, IPL shall pay to Pembina an amount equal to $25 million as reimbursement to Pembina for its out-of-pocket expenses incurred in connection with the Arrangement, provided that if Pembina is in material breach of its obligations under the Arrangement Agreement at the time of the termination of the Arrangement Agreement such amount will not be payable; provided, however, that no such fees or amounts shall be payable by IPL if IPL has paid the IPL Termination Fee.

(e)	For the purposes of the Arrangement Agreement, “Reverse Termination Fee” means $350 million, and “Reverse Termination Fee Event” means the termination of the Arrangement Agreement:

(i)

by either Party in the circumstances described above in paragraph (b)(iv) [Failure to Satisfy Mutual Condition to Close] under the heading “Termination” if the termination results solely as a result of a failure to satisfy the condition described above in paragraph (g) [Illegality] under the heading “Mutual Conditions” only insofar as such Law is related to the Competition Act Approval; or

(ii)

by either Party in the circumstances described above in paragraph (b)(iii) [Outside Date] under the heading “Termination” if, as of the time of termination, the only conditions described above under the headings “Mutual Conditions”, “Conditions to the Obligations of Pembina” and “Conditions to the Obligations of Inter Pipeline” that have not been satisfied or waived by Pembina or IPL, as applicable, are: (1) the condition described above in paragraph (d) [Key Regulatory Approvals] under the heading “Mutual Conditions” related to the Competition Act Approval; (2) the condition described above in paragraph (g) [Illegality] under the heading “Mutual Conditions” only insofar as such Law is related to the Competition Act Approval; and (3) those conditions that by their terms are to be satisfied at the Effective Time and that are capable of being satisfied, provided that the Reverse Termination Fee will not be payable if (A) the failure of such conditions to be satisfied has been caused by, or is a result of, the failure of IPL to perform any of its covenants or agreements under the Arrangement Agreement, and (B) Pembina has complied, in all material respects, with its obligations in respect of obtaining the Competition Act Approval described above under the heading “Covenants Relating to the Conduct of Business of the Parties”.

(f)

If a Reverse Termination Fee is payable in any of the circumstances described above in paragraph (e), the Reverse Termination Fee shall be paid within three business days following such Reverse Termination Fee Event. Any Reverse Termination Fee shall be paid by Pembina to IPL (or as IPL may direct by notice in writing), by wire transfer in immediately available Canadian funds to an account designated by IPL.

(g)

If the Arrangement Agreement is terminated (i) by IPL in the circumstances described above in paragraph (d)(i) [Breach of Pembina Reps and Warranties/Covenants] under the heading “Termination” because of the failure of the condition described above in paragraph (a) [Pembina Reps and Warranties Condition] under the heading “Conditions to the Obligations of Inter Pipeline”, or (ii) by Pembina or IPL in the circumstances described above in paragraph (b)(iii) [Outside Date] under the heading “Termination” and at the time of such termination there exists a state of facts or circumstances that would cause the conditions described above in paragraph (a) [Pembina Reps and Warranties Condition] under the heading “Conditions to the Obligations of Inter Pipeline” not to be satisfied, notwithstanding the availability of any cure period, Pembina shall pay to IPL an amount equal to $25 million as reimbursement to IPL for its out-of-pocket expenses incurred in connection with the Arrangement, provided that if IPL is in material breach of its obligations under the Arrangement Agreement at the time of the termination of the Arrangement Agreement such amount will not be payable; provided, however, that no such fees or amounts shall be payable by Pembina if Pembina has paid the Reverse Termination Fee.

IPL Support Agreements

The following is a summary of certain provisions of the IPL Support Agreements and is qualified in its entirety by the full text of the form of such agreement, which has been filed on Inter Pipeline’s SEDAR profile at www.sedar.com. IPL Shareholders and Pembina Shareholders are urged to read the form of the IPL Support Agreements in its entirety.

On May 31, 2021, each of the Supporting IPL Shareholders, who collectively hold approximately 0.32% of the issued and outstanding IPL Common Shares, entered into an IPL Support Agreement with Pembina pursuant to which each Supporting IPL Shareholder has agreed, among other things, to vote all of the IPL Common Shares directly or indirectly beneficially owned, controlled or directed or subsequently acquired by such Supporting IPL Shareholder: (a) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution; and (b) against any resolution or transaction which is inconsistent with or would, in any manner, frustrate, prevent, delay or nullify the Arrangement or any of the other transactions contemplated by the Arrangement Agreement. Additionally, each Supporting IPL Shareholder has agreed to a number of negative covenants in furtherance of the consummation of the Arrangement, including an agreement not to tender (or agree to tender) any IPL Common Shares to the Original Brookfield Bid (or any amendment thereto, including the Current Brookfield Bid) or to any other take-over bid made for the IPL Common Shares, and to otherwise support the Arrangement.

Each of the IPL Support Agreements shall terminate on the earliest of: (a) the Effective Time; (b) the date on which the IPL Support Agreement is terminated by the mutual written agreement of the parties thereto; or (c) the date on which the Arrangement Agreement is terminated in accordance with its terms.

PROCEDURE FOR THE ARRANGEMENT TO BECOME EFFECTIVE

Procedural Steps

The Arrangement is proposed to be carried out pursuant to section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)

the Arrangement Resolution must be approved by not less than 66 2⁄3% of the votes cast by the IPL Shareholders present in person (virtually) or represented by proxy at the IPL Shareholders’ Meeting, in the manner set forth in the Interim Order;

(b)

the Pembina Common Share Issuance Resolution must be approved by greater than 50% of the votes cast by the Pembina Shareholders present in person (virtually) or represented by proxy at the Pembina Shareholders’ Meeting;

(c)	the Court must grant the Final Order approving the Arrangement;

(d)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, including receipt of the Key Regulatory Approvals, must be satisfied or waived by the appropriate Party; and

(e)	the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar.

There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis or at all.

Upon the conditions precedent set forth in the Arrangement Agreement being satisfied or waived, Inter Pipeline is required to file with the Registrar a copy of the Final Order and the Articles of Arrangement, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Shareholder Approvals

Arrangement Resolution

Pursuant to the Interim Order, the Arrangement Resolution must, subject to further order of the Court, be approved by not less than 66 2⁄3% of the votes cast by the IPL Shareholders present in person (virtually) or represented by proxy at the IPL Shareholders’ Meeting. If the Arrangement Resolution is not approved by the IPL Shareholders, the Arrangement cannot be completed.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxy in favour of the Arrangement Resolution set forth in Appendix A to this Joint Information Circular.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the IPL Shareholders authorizes the IPL Board, without further notice to or approval of the IPL Shareholders, subject to the terms of the Arrangement Agreement and the Interim Order, to amend the Arrangement Agreement or the Plan of Arrangement and to not proceed with the Arrangement. See Appendix A to this Joint Information Circular for the full text of the Arrangement Resolution.

Pembina Common Share Issuance Resolution

In accordance with the applicable rules of the TSX, the Pembina Common Share Issuance Resolution must be approved by greater than 50% of the votes cast by the Pembina Shareholders present in person (virtually) or represented by proxy at the Pembina Shareholders’ Meeting. If the Pembina Common Share Issuance Resolution is not approved by the Pembina Shareholders, the Arrangement cannot be completed.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxy in favour of the Pembina Common Share Issuance Resolution set forth in Appendix B to this Joint Information Circular.

Notwithstanding the foregoing, the Pembina Common Share Issuance Resolution proposed for consideration by the Pembina Shareholders authorizes the Pembina Board, without further notice to or approval of the Pembina Shareholders, subject to the terms of the Arrangement Agreement or the Plan of Arrangement, to amend the Arrangement Agreement or the Plan of Arrangement and to not proceed with the Arrangement.

Court Approval

Interim Order

On June 29, 2021, Inter Pipeline obtained the Interim Order providing for the calling and holding of the IPL Shareholders’ Meeting and other procedural matters relating to the Meetings. A copy of the Interim Order is attached as Appendix D to this Joint Information Circular.

Final Order

The ABCA provides that the Arrangement requires final Court approval. Subject to the terms of the Arrangement Agreement, if the Arrangement Resolution is approved at the IPL Shareholders’ Meeting and the Pembina Common Share Issuance Resolution is approved at the Pembina Shareholders’ Meeting, Inter Pipeline will make an application to the Court for the Final Order at the Calgary Courts Centre, 601 – 5th Street, S.W., Calgary, Alberta, Canada, or via video conference, if necessary, on July 30, 2021 at 1:30 p.m. (Calgary time) or as soon thereafter as counsel may be heard. The Notice of Application for the Final Order accompanies this Joint Information Circular. At the application for the Final Order, the Court will be requested to consider the fairness of the Arrangement.

Any (a) IPL Shareholder or (b) other interested party desiring to support or oppose the Application may appear at the time of the hearing in person (virtually) or by counsel, provided such IPL Shareholder or other interested party files with the Court and serves upon Inter Pipeline on or before 4:00 p.m. (Calgary time) on July 20, 2021, a notice of intention to appear in accordance with the Alberta Rules of Court, setting out such IPL Shareholder’s or interested party’s address for service and, if applicable, indicating whether such IPL Shareholder or interested party intends to support or oppose the Application or make submissions together with a summary of the position such person intends to advocate before the Court and any evidence or materials that are to be presented to the Court. Service of such notice on Inter Pipeline is required to be effected by service upon the solicitors for Inter Pipeline: Burnet, Duckworth & Palmer LLP, Suite 2400, 525 8th Avenue S.W., Calgary, Alberta, T2P 1G1, Attention: Jeffrey Sharpe.

The Pembina Common Shares issuable to IPL Shareholders in exchange for their IPL Common Shares pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any securities laws of any state within the United States, and will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof. The Court has been advised that the Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act, pursuant to section 3(a)(10) thereof, with respect to the issuance of the Pembina Common Shares issuable to IPL Shareholders pursuant to the Arrangement.

Inter Pipeline has been advised by its counsel, Burnet, Duckworth & Palmer LLP, that the Court has broad discretion under the ABCA when making orders with respect to plans of arrangement and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement, both from a substantive and a procedural perspective, to the IPL Shareholders and any other interested party as the Court determines appropriate. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may determine appropriate. Either Pembina or IPL may, subject to the terms of the Arrangement Agreement, determine not to proceed with the Arrangement in the event that any amendment ordered by the Court is not satisfactory to such Party.

Regulatory Approvals

The Arrangement Agreement provides that receipt (or, where applicable, waiver) of all Key Regulatory Approvals (being the Competition Act Approval, HSR Approval and CTA Approval) and receipt of conditional approval to the listing of the Pembina Common Shares issuable pursuant to the Arrangement on the TSX, and approval, subject to official notice of issuance, of the listing of the Pembina Common Shares issuable pursuant to the Arrangement on the NYSE, is a condition precedent to the Arrangement becoming effective. See “The Arrangement – The Arrangement Agreement – Mutual Conditions”.

Competition Act Approval

The Arrangement is a “notifiable transaction” for the purposes of Part IX of the Competition Act. When a transaction is a notifiable transaction under the Competition Act, certain prescribed information must be provided to the Commissioner under Part IX of the Competition Act and the transaction may not be completed until the expiry, waiver or termination of the applicable waiting period. Where a notification is made, the waiting period is 30 calendar days after the day on which the parties to the transaction submit the prescribed information, provided that, before the expiry of this period, the Commissioner has not notified the parties that he requires additional information that is relevant to the Commissioner’s assessment of the transaction (a “Supplementary Information Request”). If the Commissioner provides the Parties with a Supplementary Information Request, the Parties cannot complete their transaction until 30 calendar days after compliance with such Supplementary Information Request, provided that there is no order in effect prohibiting completion at the relevant time. Inter Pipeline and Pembina filed a pre-merger notification under subsection 114(1) of the Competition Act on June 21, 2021.

The Commissioner may, upon application by the parties to a proposed transaction, issue an advance ruling certificate (“ARC”) under Section 102 of the Competition Act where he is satisfied that he would not have sufficient grounds on which to apply to the Competition Tribunal (the “Tribunal”) for an order under Section 92 of the Competition Act. Further, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Tribunal under Section 92 of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued.

The Commissioner may decide to challenge the transaction under Section 92 of the Competition Act if he is of the view that the transaction is likely to prevent or lessen competition substantially, and may also apply to the Tribunal for an injunction to prevent its closing pending the Tribunal’s determination of his challenge to the transaction.

Completion of the Arrangement is subject to the condition that: (a) an ARC shall have been issued by the Commissioner pursuant to subsection 102(1) of the Competition Act with respect to the transactions contemplated by the Arrangement Agreement; or (b)(i) the applicable waiting period under subsection 123(1) of the Competition Act, and any extension thereof, shall have expired or shall have been terminated under subsection 123(2) of the Competition Act, or the obligation to submit a notification under Part IX of the Competition Act shall have been waived by the Commissioner pursuant to paragraph 113(c) of the Competition Act; and (ii) unless such requirement is waived in writing by Pembina in its sole discretion, the Commissioner shall have advised the Parties in writing that the Commissioner does not, at that time, intend to make an application under Section 92 of the Competition Act and such advice shall remain in full force and effect (a “No Action Letter”).

Inter Pipeline and Pembina have jointly requested that the Commissioner issue an ARC under Section 102 of the Competition Act or, alternatively, a No Action Letter in respect of the Arrangement.

HSR Approval

Under the HSR Act, certain transactions may not be completed until each party has filed a Notification and Report Form with the Antitrust Division of the U.S. Department of Justice (the “DOJ”) and with the U.S. Federal Trade Commission (the “FTC”). The HSR Act requires the parties to observe a 30 calendar-day waiting period after the submission of their HSR Act filings before consummating their transaction, unless the waiting period is terminated early or, alternatively, is extended if the FTC or DOJ issues a Request for Additional Information and Documentary Material. The transactions contemplated by the Arrangement Agreement are subject to the HSR Act.

Inter Pipeline and Pembina filed the requisite Notification and Report Forms on June 21, 2021, and the HSR waiting period will expire on July 21, 2021. The expiration or termination of the waiting period does not bar the FTC or the DOJ from subsequently challenging the Arrangement. Private parties and state attorneys general may also bring an action under the U.S. federal antitrust laws or other antitrust laws under certain circumstances.

In addition, prior to acquiring their Pembina Common Shares, IPL Shareholders who, as a result of the Arrangement will hold Pembina Common Shares with a value in excess of US$92.0 million, may, unless exempt, be subject to the filing and waiting period requirements of the HSR Act. This would require each such IPL Shareholder, as well as Pembina, to file a Notification and Report Form with the FTC and the DOJ and to observe an initial 30 calendar-day waiting period. The initial waiting period may be terminated before its expiration or extended by a Request for Additional Information and Documentary Material. Therefore, compliance with the HSR procedures could delay the acquisition of Pembina Common Shares by affected IPL Shareholders and/or the Effective Date of the Arrangement. Any IPL Shareholder that believes that it may have a filing and waiting period obligation under the HSR Act in connection with this transaction should contact Pembina at its head office at #4000, 585 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1 and consult its own legal counsel.

CTA Approval

Subsection 53.1(1) of the CTA provides that every person who is required to notify the Commissioner under subsection 114(1) of the Competition Act of a proposed transaction that involves a transportation undertaking shall, at the same time as the Commissioner is notified and, in any event, not later than the date by which the person is required to notify the Commissioner, give notice of the proposed transaction to the Minister of Transport (the “Minister”). Transactions that are subject to notification under the CTA cannot be completed until the requirements noted below have been satisfied. The transactions contemplated by the Arrangement Agreement also may be subject to notification under subsection 53.1(1) of the CTA.

While the CTA may not apply to the transactions contemplated by the Arrangement Agreement, as a precaution Inter Pipeline and Pembina filed a notice under subsection 53.1(1) of the CTA with the Minister on June 21, 2021. Under the CTA, the Minister is required to inform the Parties within 42 days of the receipt of the Parties’ notification whether, in the Minister’s opinion, the transactions contemplated by the Arrangement Agreement raise issues with respect to the public interest as it relates to national transportation. At any time during or at the end of the 42 day period, the Minister may notify the Parties that the transactions contemplated by the Arrangement Agreement do not raise issues with respect to the public interest as it relates to national transportation, in which case the consummation of the transactions would no longer be prohibited under the CTA. Alternatively, if the Minister determines that the transactions contemplated by the Arrangement Agreement raise issues with respect to the public interest as it relates to national transportation, the Parties cannot complete the transactions until they are approved by the Governor in

Council. If this approval is required, the Minister may direct the Canada Transportation Agency or another person to examine the public interest issues and to report to the Minister within 150 days (or within any longer period that the Minister allows). Within this same period, the Commissioner must report to the Minister and the Parties on any concerns regarding potential prevention or lessening of competition that may occur as a result of the transaction. The Minister will then make a recommendation to the Governor in Council as to whether to approve the proposed transaction. The Governor in Council has the authority to approve the transaction either conditionally or unconditionally.

Covenants to Obtain Regulatory Approvals

Under the Arrangement Agreement, the Parties agreed to use their commercially reasonable efforts to obtain all Regulatory Approvals, including defending all lawsuits or other legal, regulatory or other proceedings challenging or affecting the Arrangement, and opposing, lifting or rescinding any injunction or restraining order or other order or action seeking to stop, or otherwise affecting the ability of the Parties to consummate, the Arrangement, except that, other than in respect of the Competition Act Approval, neither Pembina, nor any of its Subsidiaries, is required to offer, agree or consent to sell, assign, license, hold separate, restrict, impair, terminate or take any other action (individually, and collectively, a “Regulatory Action”), before or after the Effective Date, with respect to any assets or businesses, or interests in any assets or businesses, of Inter Pipeline or Pembina, or any of their respective Subsidiaries.

With respect to the Competition Act Approval, the Parties further agreed to use their commercially reasonable efforts to obtain the Competition Act Approval as soon as reasonably practicable, but in any event no later than three business date prior to the Outside Date.

In connection with obtaining the Competition Act Approval: (a) Pembina agreed to: (i) defend any legal proceedings commenced by a Governmental Entity to delay or prevent closing and to accept any and all undertakings or hold separate or similar interim arrangements ordered by a Governmental Entity with respect to the assets of IPL or any of its Subsidiaries as a condition to consummating the transactions contemplated by the Arrangement; and (ii) waive any condition to receive a No Action Letter should a Governmental Entity threaten or commence proceedings to challenge or delay closing of the Arrangement, and refrain from extending or consenting to any extension of any applicable waiting or review period or entering into any agreement with a Governmental Entity to not consummate the transactions contemplated by the Arrangement Agreement, except, in each case, with the prior consent of IPL; and (b) IPL agreed to not offer, agree or consent to any Regulatory Action (including in respect of the Competition Act Approval) without the prior written consent of Pembina.

Stock Exchange Listings

IPL is a reporting issuer (or the equivalent) under the securities laws of each of the provinces of Canada. The IPL Common Shares are listed and posted for trading on the TSX under the symbol “IPL”.

On May 31, 2021, the last trading day on which the IPL Common Shares traded prior to the announcement of the Arrangement, the closing price of the IPL Common Shares on the TSX was $17.55. On June 28, 2021 the last trading day prior to the date of this Joint Information Circular, the closing price of the IPL Common Shares on the TSX was $20.30.

Pembina is a reporting issuer (or the equivalent) under the securities laws of each of the provinces of Canada. The Pembina Common Shares are listed and posted for trading on the TSX under the symbol “PPL” and on the NYSE under the symbol “PBA”.

On May 31, 2021, the last trading day on which the Pembina Common Shares were traded on the TSX prior to the announcement of the Arrangement, the closing price of the Pembina Common Shares on the TSX was $38.89. On May 28, 2021, the last trading day on which the Pembina Common Shares were traded on the NYSE prior to the announcement of the Arrangement, the closing price of the Pembina Common Shares on the NYSE was US$32.32. On June 28, 2021, the last trading day prior to the date of this Joint Information Circular, the closing price of the Pembina Common Shares on the TSX and NYSE was $39.57 and US$32.04, respectively.

Following completion of the Arrangement, it is anticipated that the IPL Common Shares will be delisted from the TSX within two to three trading days following receipt of the required documentation.

For information with respect to the trading history of the Pembina Common Shares and the IPL Common Shares, see “Information Concerning Pembina Pipeline Corporation – Price Range and Trading Volumes” and “Information Concerning Inter Pipeline Ltd. – Price Range and Trading Volumes” in Appendix I and Appendix H to this Joint Information Circular, respectively.

It is a condition to the completion of the Arrangement that the TSX shall have conditionally approved the listing of the Pembina Common Shares to be issued to IPL Shareholders pursuant to the Arrangement and that the NYSE, subject to the official notice of issuance, shall have approved the listing of the Pembina Common Shares to be issued to IPL Shareholders pursuant to the Arrangement. The TSX has conditionally approved the listing of the Pembina Common Shares to be issued to IPL Shareholders pursuant to the Arrangement. Listing is subject to Pembina fulfilling all of the listing requirements of the TSX. The NYSE has approved the listing of the Pembina Common Shares to be issued to the IPL Shareholders pursuant to the Arrangement, subject to official notice of issuance. Listing will be subject to Pembina fulfilling all of the listing requirements of the NYSE.

Securities Law Matters

Canada

General

The Pembina Common Shares to be issued to IPL Shareholders pursuant to the Arrangement will be issued in reliance on exemptions from the prospectus requirements of applicable Canadian Securities Laws, will generally be “freely tradable” and the resale of such Pembina Common Shares will be exempt from the prospectus requirements (and not subject to any “restricted period” or “hold period”) under applicable Canadian Securities Laws, if the following conditions are met: (a) the trade is not a control distribution (as defined in applicable Canadian Securities Laws); (b) no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade; (c) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (d) if the selling shareholder is an insider or an officer of Pembina, the selling shareholder has no reasonable grounds to believe that Pembina is in default of securities legislation. IPL Shareholders are urged to consult their legal advisors to determine the applicability to them of the resale restrictions prescribed by applicable Canadian Securities Laws.

MI 61-101

Each of Inter Pipeline and Pembina is subject to the provisions of MI 61-101. MI 61-101 governs transactions that raise the potential for conflicts of interest, including insider bids, issuer bids, business combinations and related party transactions, to ensure equality of treatment among securityholders, generally by requiring enhanced disclosure, minority securityholder approval and, in certain instances, independent valuations and approval and oversight of certain transactions by a special committee of independent directors.

As described in this Joint Information Circular, all IPL Common Shares will be exchanged for Pembina Common Shares under the terms of the Plan of Arrangement. Unless certain exceptions apply, the Arrangement would be considered a “business combination” in respect of Inter Pipeline pursuant to MI 61-101, since the interest of a holder of an IPL Common Share (being an “equity security” of Inter Pipeline within the meaning of MI 61-101) may be terminated without the holder’s consent. Accordingly, unless no related party of Inter Pipeline is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with the Arrangement, the transaction would be considered a “business combination” and subject to minority approval requirements at the IPL Shareholders’ Meeting.

If “minority approval” is required, MI 61-101 would require that, in addition to the approval of the Arrangement Resolution by not less than 66 2⁄3% of the votes cast by the IPL Shareholders, present in person (virtually) or represented by proxy at the IPL Shareholders’ Meeting, the Arrangement would also require the approval of greater than 50% of the votes cast by the IPL Shareholders, excluding votes cast in respect of IPL Common Shares held by “related parties” who receive a “collateral benefit” (as such terms are defined in MI 61-101) as a consequence of the transaction.

However, the minority approval requirements of MI 61-101 do not apply to certain transactions in which: (a) no related party of the issuer is entitled to receive, directly or indirectly, consideration per equity security that is not identical in amount and form to the entitlement of the general body of holders in Canada of securities of the same class; (b) no related party of the issuer beneficially owns, or exercises control or direction over, 1% or more of the outstanding securities of each class of equity securities of the issuer; or (c) an independent committee of directors has determined, acting in good faith, that the value of the benefits received by a related party, net of any offsetting costs to the related party, is less than 5% of the value the related party expects to receive pursuant to the terms of the transaction, provided the independent committee’s determination is disclosed in the disclosure document for the transaction.

As disclosed in this Joint Information Circular, certain current executive officers and directors of Inter Pipeline will receive compensation in the form of severance payments and payments resulting from accelerated vesting of the IPL Incentive Awards upon completion of the Arrangement. See “Interests of Certain Persons or Companies in the Arrangement – Inter Pipeline – IPL Incentive Awards”, “Interests of Certain Persons or Companies in the Arrangement – Inter Pipeline – Severance” and “Interests of Certain Persons or Companies in the Arrangement”.

Inter Pipeline has considered whether any of these payments or other benefits to be received by the executive officers and directors of Inter Pipeline would constitute a “collateral benefit” for purposes of MI 61-101 such that the Arrangement would therefore constitute a “business combination” under MI 61-101. See “Interests of Certain Persons or Companies in the Arrangement – Inter Pipeline”.

Inter Pipeline has determined that none of these payments or other benefits is a “collateral benefit” for the purposes of MI 61-101, since: (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for their IPL Common Shares; (b) the benefit is not, by its terms, conditional on the related party supporting the Arrangement in any manner; (c) full particulars of the benefit have been disclosed in this Joint Information Circular; and (d) at the time the Arrangement Agreement was entered into, each of the related parties receiving the benefit beneficially owned or exercised control or direction over less than 1% of the outstanding IPL Common Shares.

Accordingly, the Arrangement is not considered to be a “business combination” in respect of Inter Pipeline, and, as a result, no “minority approval” is required for the Arrangement Resolution. In addition, since the Arrangement does not constitute a “business combination” for the purposes of MI 61-101, no formal valuation is required for the Arrangement under MI 61-101.

United States

The Pembina Common Shares issuable to the IPL Shareholders in exchange for their IPL Common Shares pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or the securities laws of any state within the United States, and will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof. The Court has authority to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on June 29, 2021 and, subject to the approval of the Arrangement Resolution by the IPL Shareholders and the Pembina Common Share Issuance Resolution by the Pembina Shareholders and satisfaction or waiver of certain other conditions, including receipt of Key Regulatory Approvals, a final hearing on the Arrangement is expected to be held on July 30, 2021 by the Court. All IPL Shareholders are entitled to appear and be heard at this hearing, provided they satisfy the applicable conditions set forth in the Interim Order. See “Procedure for the Arrangement to Become Effective – Court Approval”. The Final Order of the Court will, if granted, constitute the basis for the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof with respect to the Pembina Common Shares issuable in connection with the Arrangement.

The Pembina Common Shares issuable to IPL Shareholders pursuant to the Arrangement will be, following completion of the Arrangement, freely tradeable under the U.S. Securities Act, except for Control Shares. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Pembina Common Shares by such an affiliate (or former affiliate) will be subject to the registration requirements of the U.S. Securities Act, absent an exemption or exclusion therefrom. Subject to certain limitations, persons holding Control Shares may generally resell those shares outside the United States without registration under the U.S. Securities Act pursuant to Regulation S thereunder. If available, such persons may also resell such Control Shares pursuant to Rule 144 under the U.S. Securities Act or pursuant to another exemption or exclusion therefrom.

The foregoing discussion is only a general overview of certain provisions of United States federal securities laws applicable to the resale of Pembina Common Shares received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

Procedure for Exchange of IPL Common Share Certificates or DRS Advices

Registered IPL Shareholders (other than Dissenting IPL Shareholders) must duly complete and return a Letter of Transmittal, together with the certificate(s) or DRS Advice(s), as applicable, representing their IPL Common Shares and all other required documents to the Depositary at one of the offices specified in the Letter of Transmittal. In the event that the Arrangement is not completed, such certificates or DRS Advices will be promptly returned to IPL Shareholders who provided such certificates or DRS Advices to the Depositary.

Enclosed with this Joint Information Circular is a Letter of Transmittal which, when properly completed and returned together with the certificate(s) or DRS Advice(s) representing IPL Common Shares and all other required documents, will enable each IPL Shareholder to obtain the consideration that the IPL Shareholder is entitled to receive under the Arrangement.

The Letter of Transmittal contains complete instructions on how to exchange your IPL Common Shares.

From and after the Effective Time, certificates or DRS Advices formerly representing IPL Common Shares shall represent only the right to receive the Consideration to which the former IPL Shareholders are entitled under the Arrangement, or as to those held by Dissenting IPL Shareholders, other than those Dissenting IPL Shareholders deemed to have participated in the Arrangement pursuant to the Plan of Arrangement, to receive the fair value of the IPL Common Shares represented by such certificates or DRS Advices. As soon as practicable following the later of the Effective Date and the date of deposit by a former holder of IPL Common Shares acquired by Pembina under the Arrangement of a duly completed Letter of Transmittal, and the certificate(s) or DRS Advice(s) representing such IPL Common Shares and all other required documents, the Depositary shall either: (a) forward by first class mail to such former holder at the address specified in the Letter of Transmittal; or (b) if requested by such IPL Shareholder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such IPL Shareholder, DRS Advices representing the number of Pembina Common Shares issued to such IPL Shareholder under the Arrangement.

No fractional Pembina Common Shares will be issued under the Arrangement. In lieu of any fractional Pembina Common Shares, each IPL Shareholder otherwise entitled to a fractional interest in Pembina Common Shares will receive the nearest whole number of Pembina Common Shares. For greater certainty, where such fractional interest is greater than or equal to 0.5, the number of Pembina Common Shares to be issued will be rounded up to the nearest whole number, and where such fractional interest is less than 0.5, the number of Pembina Common Shares to be issued will be rounded down to the nearest whole number. In calculating such fractional interests, all IPL Common Shares registered in the name of or beneficially held by such IPL Shareholders or their nominee shall be aggregated.

Subject to any applicable Laws relating to unclaimed personal property, any certificate formerly representing IPL Common Shares that is not deposited, together with all other documents required under the Plan of Arrangement, on or before the last business day before the third anniversary of the Effective Date, and any right or claim by or interest of any kind or nature, including the right of a former IPL Shareholder to receive the Pembina Common Shares to which such holder is entitled pursuant to the Arrangement (and any dividends or distributions thereon), shall terminate and be deemed to be surrendered and forfeited to Pembina for no consideration, together with all entitlements to dividends, distributions and interest thereon. In such case, such Pembina Common Shares shall be returned to Pembina for cancellation.

If any certificate which immediately prior to the Effective Time represented an interest in one or more outstanding IPL Common Shares has been lost, stolen or destroyed, upon satisfying such requirements as may be imposed by Pembina and the Depositary in relation to the issuance of replacement share certificates, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration and other property to which the holder is entitled pursuant to the Arrangement as determined in accordance with the Arrangement, deliverable in accordance with such holder’s Letter of Transmittal. The Person who is entitled to receive such Consideration shall, as a condition precedent to the receipt thereof, give a bond satisfactory to each of Pembina, Inter Pipeline and their respective transfer agents in such form as is satisfactory to Pembina, Inter Pipeline and their respective transfer agents, and shall indemnify Pembina, Inter Pipeline, Amalco and their respective transfer agents, to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed. Alternatively, IPL Shareholders whose certificate(s) representing IPL Common Shares have been lost, stolen or destroyed may participate in the Depositary’s blanket bond program with Aviva Insurance Company of Canada by completing Box E in the Letter of Transmittal and submitting the applicable certified cheque or money order made payable to the Depositary.

The use of mail to transmit certificates representing IPL Common Shares or the Letter of Transmittal is at each registered IPL Shareholder’s risk. Inter Pipeline recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used and appropriate insurance be obtained.

If a Letter of Transmittal is executed by a person other than the registered holder of the IPL Common Shares being exchanged or if the DRS Advice(s) to be issued in exchange therefor are to be issued to a person other than the registered owner(s) or sent to an address other than the address of the registered holder(s) as shown on the register of IPL Shareholders maintained by IPL’s registrar and transfer agent, the signature on the Letter of Transmittal must be medallion guaranteed by an Eligible Institution (as defined in the Letter of Transmittal). If the Letter of Transmittal is executed by a person other than the registered owner(s) of the IPL Common Shares and in certain other circumstances as set forth in the Letter of Transmittal, the certificate(s) or DRS Advice(s) representing the IPL Common Shares must be endorsed or be accompanied by an appropriate transfer power of attorney duly and properly completed by the registered owner(s). The signature(s) on the endorsement panel or the transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) or DRS Advice(s) must be medallion guaranteed by an Eligible Institution.

All questions as to validity, form, eligibility (including timely receipt), and acceptance of any IPL Common Shares exchanged pursuant to the Arrangement will be determined by Pembina in its sole discretion. Depositing IPL Shareholders agree that such determination shall be final and binding. Pembina reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction. Pembina reserves the absolute right to waive any defect or irregularity in the exchange of IPL Common Shares. There shall be no duty or obligation on Pembina, Inter Pipeline, the Depositary or any other person to give notice of any defect or irregularity in any deposit of IPL Common Shares and no liability shall be incurred by any of them for failure to give such notice.

Notwithstanding the provisions of this Joint Information Circular or the Letter of Transmittal, DRS Advices representing Pembina Common Shares representing the Consideration to be received pursuant to the Arrangement will not be mailed if Pembina determines that delivery thereof by mail may be delayed. Persons entitled to DRS Advices which are not mailed for such reason may take delivery thereof at the office of the Depositary in which the deposited certificates or DRS Advices representing IPL Common Shares were originally deposited until such time that it is determined that the delivery by mail will no longer be delayed.

Registered IPL Shareholders are encouraged to deliver a validly completed and duly executed Letter of Transmittal together with the relevant certificate(s) or DRS Advice(s), as applicable, to the Depositary as soon as possible. IPL Shareholders whose IPL Common Shares are registered in the name of a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary must contact their nominee to deposit their IPL Common Shares.

None of Inter Pipeline, Pembina or the Depositary are liable for failure to notify IPL Shareholders, nor do they have any obligation to notify IPL Shareholders, who make a deficient deposit with the Depositary.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN THE ARRANGEMENT

Except as described below, management of Inter Pipeline and Pembina are not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in the Arrangement of: (a) any director or executive officer of IPL or Pembina, respectively, or anyone who has held office as such since the beginning of IPL’s and Pembina’s last financial year, as applicable; or (b) any associate or affiliate of any of the foregoing persons.

Inter Pipeline

IPL Common Shares

As at June 29, 2021, the directors and executive officers of Inter Pipeline and their respective associates beneficially owned, controlled or directed, directly or indirectly, an aggregate of 1,382,332 IPL Common Shares, representing less than 0.32% of the outstanding IPL Common Shares. All of the IPL Common Shares held by such directors and executive officers of IPL and their associates will be treated in the same fashion under the Arrangement as IPL Common Shares held by the other IPL Shareholders. If the Arrangement is completed, the directors and executive officers of Inter Pipeline and their associates will receive in exchange for such IPL Common Shares an aggregate of approximately 691,168 Pembina Common Shares. See “Summary of Interests of Directors and Executive Officers of Inter Pipeline in the Arrangement”.

IPL Incentive Awards

As at June 29, 2021, the directors and executive officers of Inter Pipeline held an aggregate of: (a) 973,403 IPL RSUs representing approximately 0.22% of the outstanding IPL RSUs; and (b) 768,118 IPL PSUs, representing approximately 100% of the outstanding IPL PSUs.

Completion of the Arrangement will result in the acceleration of the vesting of all IPL RSUs and IPL PSUs granted in 2019 under the IPL Incentive Award Plans and such IPL RSUs and IPL PSUs will be settled in cash immediately prior to the Effective Time based on the IPL VWAP, and in the case of such IPL PSUs, using a “Performance Multiplier” of 1.0 as agreed to by Inter Pipeline and Pembina.

In addition, pursuant to the Arrangement, the vesting of the IPL RSUs and IPL PSUs granted in 2020 and 2021 under the IPL Incentive Award Plans will be accelerated and settled in cash immediately prior to the Effective Time based on the IPL VWAP, and in the case of such IPL PSUs, using a “Performance Multiplier” of 1.0 as agreed to by Inter Pipeline and Pembina, in each case, whether such vesting and cash settlement is a result of the occurrence of a “Change of Control Termination” under the IPL Incentive Award Plans or the exercise by the IPL Board of its powers in relation thereto.

See “Effect of the Arrangement – Details of the Arrangement” and “Effect of the Arrangement – IPL Incentive Awards” and “Summary of Interests of Directors and Executive Officers of Inter Pipeline in the Arrangement”.

Pembina Common Shares

As at June 29, 2021, Inter Pipeline did not beneficially own, control or direct, directly or indirectly, any Pembina Common Shares. As at June 29, 2021, the directors and executive officers of Inter Pipeline, as a group, beneficially owned, controlled or directed, directly or indirectly less than 1% of the issued and outstanding Pembina Common Shares.

IPL Employment Agreements

IPL has entered into IPL Employment Agreements with each of its senior executive officers, being Chris Bayle, Nipa Chakravarti, David Chappell, Anita Dusevic Oliva, Brent Heagy, Spil Kousinioris, Jim Madro, Jeff Marchant, Cory Neufeld, Bernard Perron and Jeremy Roberge.

The IPL Employment Agreements do not provide the IPL Executive Officers with additional rights upon a change of control of IPL unless an IPL Executive Officer’s employment is terminated by IPL other than for Cause (as defined in the IPL Employment Agreements) or by such IPL Executive Officer for Good Reason (as defined in the IPL Employment Agreements), in which case such IPL Executive Officer shall be entitled to receive a Termination Payment (as defined in the IPL Employment Agreements). The Termination Payment is calculated as two times current salary, two times average annual bonus over the past three years, a pro rated portion of current year target bonus, and 18% of two times current salary and average annual bonus over the past three years.

See “Summary of Interests of Directors and Executive Officers of Inter Pipeline in the Arrangement”.

Continuing Insurance Coverage and Indemnification for Directors and Officers of Inter Pipeline

In connection with the Arrangement, IPL has arranged to purchase tail directors’ and officers’ liability insurance policies for the IPL Board and each of IPL’s executive officers. In addition, Pembina has agreed, from and after the Effective Date, to cause IPL and its Subsidiaries (or any successor(s) thereto) to, until the sixth anniversary of the Effective Date (or, in the case of clause (b) below, for so long thereafter as any claim for indemnification asserted on or prior to such date has not been finally adjudicated): (a) keep and not amend, modify or repeal any provision of the current indemnity agreements in place for the current and former directors and officers of IPL and its Subsidiaries; (b) continue to cause IPL (or a substitute entity with access to sufficient assets to satisfy such indemnity) to indemnify the current and former directors and officers of IPL and its Subsidiaries to the fullest extent to which IPL and its Subsidiaries are permitted to indemnify such directors and officers with respect to any claims arising from facts or events that occurred on or prior to the Effective Date (including in connection with the Arrangement Agreement or the transactions contemplated thereby); and (c) not take any action so as to amend, modify or repeal the provisions for indemnification of directors, officers or employees contained in the organizational documents of IPL and its Subsidiaries in such a manner as would adversely effect the rights of such individual who shall have served as a director or officer of any of IPL and its Subsidiaries prior to the Effective Date to be indemnified by such entities in respect of their serving in such capacity at or prior to the Effective Time.

Summary of Interests of Directors and Executive Officers of Inter Pipeline in the Arrangement

Name and Position	Number and percentage of IPL Common Shares owned or controlled(1)	Number and value of Pembina Common Shares issuable pursuant to the Arrangement in exchange for IPL Common Shares owned or controlled(2)(3)	Number of IPL RSUs and IPL PSUs held(1)	Estimated value of IPL RSUs and IPL PSUs for which vesting will be accelerated as a result of the Arrangement(4)	Estimated Termination Payment(5)(6)
Christian P. Bayle	510,000	255,000	275,332 IPL RSUs	$3,671,226	$4,520,774
President and Chief Executive Officer, Director	0.1188%	($9,916,950)	275,332 IPL PSUs	$5,203,565

Brent Heagy	33,000	16,500	86,043 IPL RSUs	$1,147,274	$2,297,563
Chief Financial Officer	0.0077%	($641,685)	86,043 IPL PSUs	$1,626,148

James Madro	26,550	13,275	58,994 IPL RSUs	$794,641	$2,004,650
Senior Vice President, Petrochemicals	0.0062%	($516,265)	58,994 IPL PSUs	$1,112,937

Jeffrey D. Marchant	442,313	221,157	58,994 IPL RSUs	$794,641	$1,949,584
Senior Vice President, Transportation	0.1031%	($8,600,796)	58,994 IPL PSUs	$1,112,937

Bernard Perron	29,821	14,911	57,757 IPL RSUs	$786,167	$1,992,850
Senior Vice President, Projects and Operations Services	0.0069%	($579,889)	57,757 IPL PSUs	$1,087,554

Margaret McKenzie	20,000	10,000	23,713 IPL RSUs	$342,031	-
Director	0.0047%	($388,900)	0 IPL PSUs	-

Shelley Brown	3,000	1,500	17,499 IPL RSUs	$271,762	-
Director	0.0007%	($58,335)	0 IPL PSUs	-

Peter Cella	45,000	22,500	21,512 IPL RSUs	$406,562	-
Director	0.0105%	($875,025)	0 IPL PSUs	-

Julie Dill	21,000	10,500	21,512 IPL RSUs	$406,562	-
Director	0.0049%	($408,345)	0 IPL PSUs	-

Name and Position	Number and percentage of IPL Common Shares owned or controlled(1)	Number and value of Pembina Common Shares issuable pursuant to the Arrangement in exchange for IPL Common Shares owned or controlled(2)(3)	Number of IPL RSUs and IPL PSUs held(1)	Estimated value of IPL RSUs and IPL PSUs for which vesting will be accelerated as a result of the Arrangement(4)	Estimated Termination Payment(5)(6)
Duane Keinick	10,650	5,325	21,512 IPL RSUs	$286,819	-
Director	0.0025%	($207,089)	0 IPL PSUs	-

Arthur Korpach	18,000	9,000	21,512 IPL RSUs	$286,819-	-
Director	0.0042%	($350,010)	0 IPL PSUs

Alison Taylor Love	32,136	16,068	21,512 IPL RSUs	$286,819	-
Director	0.0075%	($624,885)	0 IPL PSUs	-

Wayne Smith	60,740	30,370	17,499 IPL RSUs	$320,499	-
Director	0.0142%	($1,181,089)	0 IPL PSUs	-

Brant Sangster	11,700	5,850	16,609 IPL RSUs	$198,949	-
Director	0.0027%	($227,507)	IPL PSUs	-

Richard Shaw	34,814	17,407	23,250 IPL RSUs	$217,699	-
Former Director	0.0081%	($676,958)	0 IPL PSUs	-

Total:	1,298,724	649,363	743,250 IPL RSUs	$2,120,963	$12,765,420
	0.30%	($25,253,727)	537,120 IPL PSUs	-
Notes:

(1)	Reflects IPL Common Shares and IPL Incentive Awards held as of May 31, 2021, the trading day immediately prior to the announcement of the Arrangement.
(2)

The number of Pembina Common Shares issued has been rounded up to the next greater whole number of Pembina Common Shares if the fractional entitlement is equal to or greater than 0.5 and rounded down to the next lesser whole number of Pembina Common Shares if the fractional entitlement is less than 0.5.

(3)

A price of $38.89 per Pembina Common Share was used to calculate the value of the Pembina Common Shares to be received pursuant to the Arrangement, being the closing price of the Pembina Common Shares on the TSX on the trading day immediately prior to the announcement of the Arrangement.

(4)

The vesting of all IPL Incentive Awards will be accelerated either pursuant to the terms and conditions of the applicable IPL Incentive Award Plan or by the IPL Board on the exercise of its powers in relation thereto. All outstanding IPL Incentive Awards will be settled in cash immediately prior to the Effective Time based on the IPL VWAP, and in the case of the IPL PSUs, the “Performance Multiplier” of 1.0 as agreed to by Inter Pipeline and Pembina. An IPL VWAP of $17.72, representing the volume weighted average of the five trading days ended May 31, 2021, and an assumed “Performance Multiplier” of 1.0 for valuing all outstanding IPL PSUs, were used for the purposes of the calculation.

(5)

Assumes the termination of employment of each of the IPL Executive Officers by IPL other than for Cause (as defined in the IPL Employment Agreements) or if the IPL Executive Officer terminates his or her employment for Good Reason (as defined in the IPL Employment Agreements).

(6)

Reflects the Termination Amounts (as defined in the IPL Employment Agreements) payable to the executive officers of IPL under the IPL Employment Agreements. The Termination Payment is calculated as two times current salary, two times average annual bonus over the past three years, a pro rated portion of current year target bonus, and 18% of two times current salary and average annual bonus over the past three years.

In addition to the executive officers set forth in the table, Nipa Chakravarti, Vice President, Marketing of IPL; David Chappell, Senior Vice President, Petrochemical Development of IPL; Anita Dusevic Oliva, Senior Vice President, Corporate Services of IPL; Spil Kousinioris, Vice President, Corporate Development of IPL; Cory Neufeld, Vice President, NGL of IPL and Jeremy Roberge, Vice President, Finance and Investor Relations of IPL (collectively, the “Non-NEO IPL Officers”) and their respective associates beneficially owned, controlled or directed, directly or indirectly, an aggregate of 118,360 IPL Common Shares on May 31, 2021, the last trading day prior to the announcement of the Arrangement (or 0.0003% of the issued and outstanding IPL Common Shares) and, on exchange of such IPL Common Shares pursuant to the Arrangement will receive an aggregate of 59,180 Pembina Common Shares valued at an aggregate $2,301,510 (based on the closing price of $38.89 of the Pembina Common Shares on the TSX on May 31, 2021, the last trading date immediately prior to the announcement of the Arrangement).

Further, the Non-NEO IPL Officers held an aggregate of 253,403 IPL RSUs and 230,998 IPL PSUs on May 31, 2021, which IPL Incentive Awards will be accelerated either pursuant to the terms and conditions of the applicable IPL Incentive Award Plan or by the IPL Board on the exercise of its powers in relation thereto. Based on an IPL VWAP of $17.72, representing the volume weighted average of the five trading days ended May 31, 2021, and in the case of the IPL PSUs, applying the “Performance Multiplier” of 1.0 as agreed to by Inter Pipeline and Pembina, an aggregate cash payment of $9,112,458 will be paid to the Non-NEO IPL Officers in settlement of their outstanding IPL Incentive Awards.

Each of the Non-NEO IPL Officers has an IPL Employment Agreement. Assuming the termination of each Non-NEO IPL Officer’s employment with IPL at the Effective Time other than for Cause (as defined in the IPL Employment Agreements) or if the Non-NEO IPL Officer terminates his or her employment with IPL, or is terminated for Good Reason (as defined in the IPL Employment Agreements), the Non-NEO IPL Officers will receive an aggregate of $9,185,659 pursuant to their IPL Employment Agreements.

Pembina

Pembina Common Shares

As at June 29, 2021, the directors and executive officers of Pembina and their respective associates beneficially owned, controlled or directed, directly or indirectly, an aggregate of 602,803 Pembina Common Shares, representing less than 0.11% of the outstanding Pembina Common Shares.

IPL Common Shares

As at June 29, 2021, Pembina did not beneficially own, control or direct, directly or indirectly, any IPL Common Shares. As at June 29, 2021, the directors and executive officers of Pembina, as a group, did not beneficially own, control or direct, directly or indirectly, any of the issued and outstanding IPL Common Shares.

LEGAL DEVELOPMENTS

Section 193 of the ABCA provides that, where it is impracticable for a corporation to effect an arrangement under any other provision of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by Inter Pipeline for approval of the Arrangement. Inter Pipeline has been advised by its counsel, Burnet, Duckworth & Palmer LLP, that the Court has broad discretion under the ABCA when making orders with respect to plans of arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural perspective. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Inter Pipeline may determine not to proceed with the Arrangement.

There have been a number of judicial decisions considering section 193 of the ABCA and applications to various arrangements. There have been recent judicial decisions which may apply in this instance, particularly with respect to the role of fairness opinions in a transaction of the nature of a plan of arrangement. IPL Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

DISSENT RIGHTS

The following description of the Dissent Rights to which registered IPL Shareholders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting IPL Shareholder who seeks payment of the fair value of such Dissenting IPL Shareholder’s IPL Common Shares and is qualified in its entirety by reference to the full text of the Plan of Arrangement, the Interim Order and the text of section 191 of the ABCA, which are attached to this Joint Information Circular as Schedule A to Appendix C, Appendix D and Appendix J, respectively. A Dissenting IPL Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of the ABCA, as modified by the Plan of Arrangement and the Interim Order. Failure to comply with the provisions of the ABCA, as so modified, and to adhere to the procedures established therein may result in the loss of all rights thereunder. Accordingly, each Dissenting IPL Shareholder who is considering exercising Dissent Rights should consult his or her own legal advisor.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

Subject to the Interim Order and the satisfaction of certain conditions described therein and summarized below, each registered IPL Shareholder is entitled, in addition to any other right such IPL Shareholder may have, to dissent in respect of the Arrangement and to be paid by Inter Pipeline the fair value of the IPL Common Shares held by such IPL Shareholder, which value will be determined as of the close of business on the last business day before the day on which the Arrangement Resolution was approved by IPL Shareholders.

Dissenting IPL Shareholders must provide a written objection to the Arrangement Resolution that is received by IPL c/o Burnet, Duckworth & Palmer LLP, Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1, Attention: Jeffrey Sharpe, by not later than 4:00 p.m. (Calgary time) on July 22, 2021 (or, in the case of any adjournment or postponement of the IPL Shareholders’ Meeting, by not later than 4:00 p.m. (Calgary time) on the day that is five business days before the day on which the adjourned meeting is reconvened or the postponed meeting is convened, as applicable). Failure to properly exercise Dissent Rights may result in the loss or unavailability of the right to dissent in respect of the Arrangement.

A vote against the Arrangement Resolution, an abstention from voting or a proxy submitted instructing a proxyholder to vote against the Arrangement Resolution does not constitute the giving of such a written objection. However, pursuant to the Interim Order, any IPL Shareholder who has voted in favour of the Arrangement Resolution is not entitled to exercise Dissent Rights.

Pursuant to section 191 of the ABCA and the Interim Order, a registered IPL Shareholder may not exercise Dissent Rights in respect of only a portion of such IPL Shareholder’s IPL Common Shares, but may exercise Dissent Rights only with respect to all of the IPL Common Shares held by such IPL Shareholder or on behalf of any one Beneficial Holder and registered in the Dissenting IPL Shareholder’s name.

Only registered IPL Shareholders may exercise Dissent Rights. In many cases, IPL Common Shares beneficially owned by a Beneficial Holder are registered either: (a) in the name of a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary; or (b) in the name of a clearing agency (such as CDS) of which the intermediary is a participant. Accordingly, a Beneficial Holder will not be entitled to exercise its Dissent Rights directly (unless the IPL Common Shares are re-registered in the Beneficial Holder’s name). A Beneficial Holder who wishes to exercise Dissent Rights should immediately contact the intermediary with whom the Beneficial Holder deals in respect of its IPL Common Shares and either: (a) instruct the intermediary to exercise Dissent Rights on the Beneficial Holder’s behalf (which, if the IPL Common Shares are registered in the name of CDS or another clearing agency, may require that such IPL Common Shares first be re-registered in the name of the intermediary); or (b) instruct the intermediary to re-register such IPL Common Shares in the name of the Beneficial Holder, in which case the Beneficial Holder would be able to exercise Dissent Rights directly.

Either IPL (which for purposes hereof shall include any successor to IPL) or a Dissenting IPL Shareholder may apply to the Court, after the approval of the Arrangement Resolution by IPL Shareholders, to fix the fair value of the IPL Common Shares of a Dissenting IPL Shareholder, which fair value shall be determined as of the close of business on the day before the Arrangement Resolution was adopted. If such an application is made to the Court by either IPL or a Dissenting IPL Shareholder, IPL must, unless the Court orders otherwise, send to each Dissenting IPL Shareholder a written offer to pay each Dissenting IPL Shareholder an amount considered by the IPL Board to be the fair value of the IPL Common Shares held by such Dissenting IPL Shareholder. The offer, unless the Court orders otherwise, must be sent to each Dissenting IPL Shareholder at least ten days before the date on which the application is returnable, if IPL is the applicant, or within ten days after IPL is served with a copy of the application, if a Dissenting IPL Shareholder is the applicant. Every offer must be made on the same terms to each Dissenting IPL Shareholder and contain or be accompanied with a statement showing how the fair value was determined.

A Dissenting IPL Shareholder may make an agreement with IPL for the purchase of such Dissenting IPL Shareholder’s IPL Common Shares by IPL in the amount of the offer made by IPL or otherwise, at any time before the Court pronounces an order fixing the fair value of the IPL Common Shares. In the event that such an agreement is made, such Dissenting IPL Shareholder shall thereafter cease to have any rights as an IPL Shareholder, other than the right to be paid the fair value of the Dissenting IPL Shareholder’s IPL Common Shares in the amount agreed to between IPL and such Dissenting IPL Shareholder.

A Dissenting IPL Shareholder will not be required to give security for costs in respect of an application to fix the fair value of the IPL Common Shares and, except in special circumstances, will not be required to pay the costs of such application or appraisal. On such application, the Court will make an order (a) fixing the fair value of the IPL Common Shares of all Dissenting IPL Shareholders who are parties to the application; (b) giving judgment in that amount against IPL and in favour of each of those Dissenting IPL Shareholders; and (c) fixing the time within which IPL must pay such amount to such Dissenting IPL Shareholders. In the event that the Court makes such an order, all Dissenting IPL Shareholders who are parties to the application shall thereafter cease to have any rights as IPL Shareholders, other than the right to be paid the amount of such judgment.

Pursuant to the Plan of Arrangement and the Interim Order, at the Effective Time, without any further act or formality:

(a)	the IPL Common Shares held by Dissenting IPL Shareholders shall be deemed to have been transferred to IPL, free and clear of any Encumbrances, and cancelled;

(b)	each Dissenting IPL Shareholder shall cease to have any rights as an IPL Shareholder, other than the right to be paid the fair value of the Dissenting IPL Shareholder’s IPL Common Shares; and

(c)	the name of each Dissenting IPL Shareholder shall be removed from the register of IPL Shareholders.

Pursuant to the Plan of Arrangement and the Interim Order, following the Effective Time, IPL, Pembina and Amalco shall not be required to recognize any Dissenting IPL Shareholder as an IPL Shareholder.

Until the occurrence of (a) the Effective Time, (b) the making of an agreement between IPL and the applicable Dissenting IPL Shareholder as to the payment to be made by IPL to such Dissenting IPL Shareholder or (c) the pronouncement of a Court order in respect of which the applicable Dissenting IPL Shareholder is subject, a Dissenting IPL Shareholder may withdraw such Dissenting IPL Shareholder’s dissent, or if the Arrangement has not yet become effective, IPL may rescind the Arrangement Resolution, and in either event, the dissent and appraisal proceedings in respect of that Dissenting IPL Shareholder will be discontinued.

Pursuant to the Plan of Arrangement and the Interim Order, notwithstanding the provisions of section 191 of the ABCA, a Dissenting IPL Shareholder who, for any reason, is not ultimately entitled to be paid the fair value of such Dissenting IPL Shareholder’s IPL Common Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting IPL Shareholder.

IPL shall not make a payment to a Dissenting IPL Shareholder under section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, if there are reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the aggregate of its liabilities. In such event, IPL shall notify, within the time period prescribed by the ABCA, each Dissenting IPL Shareholder that it is unable lawfully to pay the Dissenting IPL Shareholder for such Dissenting IPL Shareholder’s IPL Common Shares, in which case a Dissenting IPL Shareholder may, by written notice to IPL within 30 days after receipt of such notice, withdraw such Dissenting IPL Shareholder’s written objection, in which case the Dissenting IPL Shareholder shall be deemed to have participated in the Arrangement as an IPL Shareholder. If the Dissenting IPL Shareholder does not withdraw such Dissenting IPL Shareholder’s written objection, such Dissenting IPL Shareholder retains a status as a claimant against IPL to be paid as soon as it is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of its creditors but in priority to its shareholders.

IPL Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their IPL Common Shares, as determined under the applicable provisions of the ABCA (as modified by the Interim Order and the Plan of Arrangement or any other order of the Court), will be more than or equal to the consideration payable under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting IPL Shareholder of consideration for such Dissenting IPL Shareholder’s IPL Common Shares. Furthermore, IPL Shareholders who are considering exercising Dissent Rights should be aware of the consequences under applicable tax laws of exercising Dissent Rights in respect of the Arrangement. See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders of IPL Common Shares” and “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Non-Resident Holders of IPL Common Shares”.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by Dissenting IPL Shareholders who seek payment of the fair value of their IPL Common Shares. Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, Dissenting IPL Shareholders who are considering exercising Dissent Rights should, in addition to consulting their own legal advisor, carefully consider and comply with the Plan of Arrangement, the Interim Order and the text of section 191 of the ABCA, the full text of which are attached to this Joint Information Circular as Schedule A to Appendix C, Appendix D and Appendix J, respectively.

Unless otherwise waived in accordance with the Arrangement Agreement, it is a condition to the completion of the Arrangement in favour of Pembina that (a) if Brookfield or its affiliates or any Person or group of Persons acting jointly or in concert with Brookfield has validly exercised Dissent Rights in respect of the Arrangement, holders of not greater than 15% of the outstanding IPL Common Shares shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date; or (b) if neither Brookfield nor its affiliates nor any Person or group of Persons acting jointly or in concert with Brookfield has validly exercised Dissent Rights in respect of the Arrangement, holders of not greater than 5% of the outstanding IPL Common Shares shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of BDP, counsel to IPL, and Blakes, counsel to Pembina, the following summary describes the principal Canadian federal income tax considerations generally applicable under the Tax Act to a beneficial owner of IPL Common Shares who disposes of or exchanges, or is deemed to have disposed of or exchanged, an IPL Common Share for a Pembina Common Share pursuant to the Arrangement and who, for purposes of the Tax Act and at all relevant times: (a) deals at arm’s length with IPL or Pembina; (b) is not affiliated with IPL or Pembina; and (c) holds the IPL Common Shares, and will hold the Pembina Common Shares received pursuant to the Arrangement, as capital property (each, a “Holder”). Generally, the IPL Common Shares and the Pembina Common Shares will be considered to be capital property to a Holder provided the Holder does not use or hold such securities in the course of carrying on a business of buying and selling securities and has not acquired such securities in one or more transactions considered to be an adventure or concern in the nature of trade. This summary does not address all issues relevant to Holders who acquired their IPL Common Shares pursuant to employee equity compensation plans of IPL. Such Holders should consult their own tax advisors regarding their particular circumstances.

This summary is based on the current provisions of the Tax Act, and on the understanding of BDP and Blakes of the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced and published in writing by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice, whether by legislative, regulation, administrative or judicial action, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein. Holders should consult their own tax advisors in respect of the provincial, territorial or foreign income tax consequences of the Arrangement.

This summary is not applicable to: (a) a Holder that is a “specified financial institution”; (b) a Holder an interest in which is a “tax shelter investment”; (c) a Holder that is, for purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions, a “financial institution”; (d) a Holder that reports its “Canadian tax results” in a currency other than Canadian currency; (e) a Holder that has entered into, or will enter into, with respect to its IPL Common Shares or Pembina Common Shares, as applicable, a “derivative forward agreement” or “synthetic disposition agreement”; or (f) a Holder that is exempt from tax under Part I of the Tax Act, each as defined in the Tax Act. Such Holders should consult their own tax advisors.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident person or a group of non-resident persons not dealing with each other at arm’s length for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations applicable to a Holder in respect of the transactions described herein. The income or other tax consequences will vary depending on the particular circumstances of the Holder. This summary does not discuss any non-Canadian income or other tax consequences of the Arrangement. Holders resident or subject to taxation in a jurisdiction other than Canada should be aware that the Arrangement may have tax consequences both in Canada and in such other jurisdiction. Such consequences are not described in this summary. Holders should consult their own legal and tax advisors for advice with respect to the tax consequences of the transactions described herein based on their particular circumstances.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax convention, is, or is deemed to be, resident in Canada (a “Resident Holder”). Certain Resident Holders may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act, the effect of which may be to deem to be capital property any IPL Common Shares or Pembina Common Shares (and all other “Canadian securities” (as defined in the Tax Act)) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose IPL Common Shares or Pembina Common Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

Exchange of IPL Common Shares under the Arrangement

For IPL Common Shares that are exchanged for Pembina Common Shares under the Arrangement, the Resident Holder will be deemed to have disposed of such IPL Common Shares under a tax-deferred share-for-share exchange pursuant to section 85.1 of the Tax Act, unless the Resident Holder chooses to recognize a capital gain (or capital loss) as described in paragraph (b) below, such that:

(a)

Where a Resident Holder does not choose to recognize a capital gain (or capital loss) on the exchange, the Resident Holder will be deemed to have disposed of such IPL Common Shares for proceeds of disposition equal to its aggregate adjusted cost base of those IPL Common Shares, determined immediately before the exchange, and the Resident Holder will be deemed to have acquired the Pembina Common Shares at an aggregate cost equal to such adjusted cost base. This cost will be averaged with the adjusted cost base of all other Pembina Common Shares held by the Resident Holder as capital property for the purpose of determining the adjusted cost base of each Pembina Common Share held by the Resident Holder as capital property.

(b)

A Resident Holder may choose to recognize a capital gain (or capital loss) in respect of the exchange of IPL Common Shares for Pembina Common Shares by including the capital gain (or capital loss) in computing the Resident Holder’s income for the taxation year in which the Arrangement takes place. In such circumstances, the Resident Holder will recognize a capital gain (or capital loss) equal to the amount, if any, by which the fair market value of the Pembina Common Shares received, net of any reasonable costs associated with the exchange, exceeds (or is less than) the aggregate of the adjusted cost base of such IPL Common Shares to the Resident Holder, determined immediately before the exchange. For a description of the tax treatment of capital gains and capital losses, see “Taxation of Capital Gains and Losses” below. The cost of the Pembina Common Shares acquired on the exchange will be equal to the fair market value thereof at the time of the exchange. This cost will be averaged with the adjusted cost base of all other Pembina Common Shares held by the Resident Holder as capital property for the purpose of determining the adjusted cost base of each Pembina Common Share held by the Resident Holder as capital property.

Dissenting Resident Holders of IPL Common Shares

A Resident Holder that validly exercises Dissent Rights (a “Dissenting Resident Holder”) will be deemed under the Arrangement to have transferred such Dissenting Resident Holder’s IPL Common Shares to IPL, and will be entitled to be paid the fair value for the Dissenting Resident Holder’s IPL Common Shares. The Dissenting Resident Holder will be deemed to have received a taxable dividend equal to the amount by which the amount received for the IPL Common Shares (less an amount in respect of interest, if any, awarded by the Court) exceeds the paid-up capital of such shares (for purposes of and as determined under the Tax Act).

Where a Dissenting Resident Holder is an individual, any deemed dividend will be included in computing that Dissenting Resident Holder’s income and, other than for certain trusts, will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations. In the case of a Dissenting Resident Holder that is a corporation, any deemed dividend will be included in income and generally will be deductible in computing taxable income. However, in some circumstances, the amount of any such deemed dividend realized by a corporation may be deemed to be proceeds of disposition and not a dividend under section 55(2) of the Tax Act. A Resident Holder that is a “private corporation” or “subject corporation” (as defined in the Tax Act) will generally be liable to pay a refundable tax under Part IV of the Tax Act on the deemed dividend received to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.

For the description of the tax treatment of dividends, see “Holding and Disposing of Pembina Common Shares – Dividends Received on Pembina Common Shares” below. A Dissenting Resident Holder will also be considered to have disposed of IPL Common Shares for proceeds of disposition equal to the amount paid to such Dissenting Resident Holder less an amount in respect of interest, if any, awarded by the Court and the amount of any deemed dividend. Dissenting Resident Holders may realize a capital gain (or capital loss) to the extent that such proceeds exceed (or are less than) the aggregate adjusted cost base of the IPL Common Shares to the Dissenting Resident Holder and any reasonable costs of the disposition. For a description of the tax treatment of capital gains and capital losses, see “Taxation of Capital Gains and Losses” below.

Any interest awarded by the Court to a Dissenting Resident Holder will be included in such Dissenting Resident Holder’s income for the purposes of the Tax Act.

Dissenting Resident Holders should consult their own tax advisors having regard to their own particular circumstances.

Amalgamation

If Pembina and IPL amalgamate and continue as one corporation (Amalco) in accordance with the Arrangement, a Resident Holder will not realize a capital gain (or a capital loss) as a result of the exchange of Pembina Common Shares for common shares of Amalco on the amalgamation of Pembina and IPL. The cost of the common shares of Amalco received will be equal to the adjusted cost base to such holder of the Pembina Common Shares immediately prior to the amalgamation of Pembina and IPL.

The tax considerations set out in respect of Pembina Common Shares will generally apply to the common shares of Amalco.

Holding and Disposing of Pembina Common Shares

Dividends Received on Pembina Common Shares

A Resident Holder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on the Pembina Common Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by Pembina as eligible dividends in accordance with the provisions of the Tax Act.

Taxable dividends received by a Resident Holder that is an individual or a trust may increase such Resident Holder’s liability for alternative minimum tax. Resident Holders should consult their own tax advisors with respect to the potential application of alternative minimum tax.

A dividend received (or deemed to be received) by a Resident Holder that is a corporation will generally be deductible in computing the corporation’s taxable income. In certain circumstances, however, a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation may be deemed to be a gain from the disposition of capital property or proceeds of disposition potentially giving rise to a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own particular circumstances.

A Resident Holder that is a “private corporation” or “subject corporation” (as defined in the Tax Act) will generally be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Pembina Common Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.

Disposition of Pembina Common Shares

Generally, on a disposition or deemed disposition of a Pembina Common Share, a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Pembina Common Share, immediately before the disposition or deemed disposition. The adjusted cost base to the Resident Holder of a Pembina Common Share will be determined by averaging the cost of such Pembina Common Share with the adjusted cost base of all other Pembina Common Shares held by the Resident Holder as capital property at that time. See “Taxation of Capital Gains and Losses” below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

Taxation of Capital Gains and Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year, and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of an IPL Common Share or a Pembina Common Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such share (or on a share for which such share was exchanged) to the extent and under the circumstances specified in the Tax Act. Similar rules may apply where IPL Common Shares or Pembina Common Shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisors.

Capital gains realized by a Resident Holder that is an individual (other than certain trusts) may increase such Resident Holder’s liability for alternative minimum tax.

Additional Refundable Tax

A Resident Holder that is throughout the taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) is liable for tax, a portion of which may be refundable, on certain investment income, including taxable capital gains realized and dividends received or deemed to be received (but not dividends or deemed dividends that are deductible in computing taxable income) and certain interest.

Eligibility for Investment

Provided that the Pembina Common Shares are listed on a designated stock exchange (which currently includes the TSX and the NYSE) on the Effective Date, the Pembina Common Shares received by IPL Shareholders pursuant to the Arrangement will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plans (“RESPs”), registered disability savings plans (“RDSPs”), tax-free savings accounts (“TFSAs” and, collectively with RRSPs, RRIFs, RESPs and RDSPs, “Registered Plans”), and deferred profit sharing plans.

Notwithstanding that Pembina Common Shares may be qualified investments for a Registered Plan, the holder, subscriber or annuitant, as applicable, of the Registered Plan will be subject to a penalty tax as set out in the Tax Act, if such Pembina Common Shares are a “prohibited investment” for the Registered Plan for purposes of the Tax Act. The Pembina Common Shares will generally be a “prohibited investment” for a Registered Plan if the holder, subscriber or annuitant, as applicable, does not deal at arm’s length with Pembina for the purposes of the Tax Act or has a “significant interest” (as defined in the Tax Act) in Pembina. In addition, the Pembina Common Shares will generally not be a prohibited investment if such shares are “excluded property” (as defined in the Tax Act for purposes of the prohibited investment rules).

Resident Holders who will receive Pembina Common Shares within a Registered Plan pursuant to the Arrangement should consult their own tax advisors regarding their particular circumstances.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, the IPL Common Shares or Pembina Common Shares in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to certain holders that are insurers carrying on an insurance business in Canada and elsewhere.

Exchange of IPL Common Shares under the Arrangement

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of IPL Common Shares pursuant to the Arrangement unless, at the Effective Time, the IPL Common Shares are “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder and are not “treaty-protected property” (as defined in the Tax Act) of the Non-Resident Holder. See “IPL Common Shares– Taxable Canadian Property” below.

A Non-Resident Holder whose IPL Common Shares are “taxable Canadian property” and are not “treaty-protected property” will generally have the same tax considerations as those described above under the heading “Holders Resident in Canada – Exchange of IPL Common Shares under the Arrangement”. Such Non-Resident Holder may be entitled to the automatic tax-deferral provisions of subsection 85.1(1) of the Tax Act as described above in respect of any IPL Common Shares exchanged for Pembina Common Shares, if such Non-Resident Holder satisfies the conditions above under the heading “Holders Resident in Canada – Exchange of IPL Common Shares under the Arrangement”, and such Non-Resident Holder is not a foreign affiliate of a taxpayer resident in Canada that has included the gain or loss otherwise determined in its foreign accrual property income for the taxation year in which the exchange occurs.

IPL Common Shares – Taxable Canadian Property

Generally, the IPL Common Shares will not constitute “taxable Canadian property” to a Non-Resident Holder at a particular time provided that the IPL Common Shares are listed at that time on a designated stock exchange (which currently includes the TSX and the NYSE), unless at any particular time during the 60-month period that ends at that time:

(a)

one or any combination of: (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder does not deal with at arm’s length and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of the capital stock of IPL; and

(b)

more than 50% of the fair market value of IPL Common Shares was derived directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists.

Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, IPL Common Shares could be deemed to be taxable Canadian property. Non-Resident Holders whose IPL Common Shares may constitute taxable Canadian property should consult their own tax advisors.

Even if the IPL Common Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of such shares will not be included in computing the Non-Resident Holder’s income for the purposes of the Tax Act if the IPL Common Shares constitute “treaty-protected property”. IPL Common Shares owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such shares would, because of an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident for purposes of such treaty or convention and in respect of which the Non-Resident Holder is entitled to receive benefits thereunder, be exempt from tax under the Tax Act.

A Non-Resident Holder who disposes of taxable Canadian property that is not treaty protected property may be required to file a Canadian income tax return for the year in which the disposition occurs. Non-Resident Holders should consult their own tax advisors in this regard.

Dissenting Non-Resident Holders of IPL Common Shares

A Non-Resident Holder that validly exercises Dissent Rights (a “Dissenting Non-Resident Holder”) will be deemed under the Arrangement to have transferred such Dissenting Non-Resident Holder’s IPL Common Shares to IPL, and will be entitled to be paid the fair value for the Dissenting Non-Resident Holder’s IPL Common Shares. The Dissenting Non-Resident Holder will be deemed to have received a taxable dividend equal to the amount by which the amount paid to the Dissenting Non-Resident Holder for the IPL Common Shares (less an amount in respect of interest, if any, awarded by the Court) exceeds the paid-up capital of such shares (for purposes of and as determined under the Tax Act). The amount of the dividend will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding pursuant to an applicable income tax treaty or convention between Canada and the country in which the Dissenting Non-Resident Holder is resident for purposes of such treaty or convention and in respect of which the Dissenting Non-Resident Holder is entitled to receive benefits thereunder. See “Holding and Disposing of Pembina Common Shares – Dividends Received on Pembina Common Shares” below in respect of the Canada-U.S. Income Tax Convention (1980) (the “Convention”).

A Dissenting Non-Resident Holder of IPL Common Shares will also be considered to have disposed of the IPL Common Shares for proceeds of disposition equal to the amount paid to such Dissenting Non-Resident Holder less an amount in respect of interest, if any, awarded by the Court and the amount of any deemed dividend. A Dissenting Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of IPL Common Shares, unless the IPL Common Shares constitute “taxable Canadian property” to the Non-Resident Holder and do not constitute “treaty-protected property”. For a description of “taxable Canadian property”, see “IPL Common Shares – Taxable Canadian Property” above. Dissenting Non-Resident Holders whose IPL Common Shares may constitute taxable Canadian property should consult their own tax advisors.

Generally, any interest awarded by the Court to a Dissenting Non-Resident Holder will not be subject to Canadian withholding tax under the Tax Act provided that such interest is not “participating debt interest” (as defined in the Tax Act).

Amalgamation

If Pembina and IPL amalgamate and continue as one corporation (Amalco) in accordance with the Arrangement, a Non-Resident Holder will not realize a capital gain (or a capital loss) as a result of the exchange of Pembina Common Shares for common shares of Amalco on the amalgamation of Pembina and IPL. The cost of the common shares of Amalco received will be equal to the adjusted cost base to such holder of the Pembina Common Shares immediately prior to the amalgamation of Pembina and IPL.

The tax considerations set out in respect of Pembina Common Shares will generally apply to the common shares of Amalco.

In the event that the Pembina Common Shares constitute taxable Canadian property to a Non-Resident Holder and there is an amalgamation of Pembina and IPL, the common shares of Amalco received by such holder on the amalgamation of Pembina and IPL will be deemed to be taxable Canadian property to such holder. See “IPL Common Shares – Taxable Canadian Property” above and “Holding and Disposing of Pembina Common Shares – Disposition of Pembina Common Shares” below.

Holding and Disposing of Pembina Common Shares

Dividends Received on Pembina Common Shares

Dividends paid or credited (or deemed to be paid or credited) on the Pembina Common Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention. For example, under the Convention, where dividends on the Pembina Common Shares are considered to be paid to or derived by a Non-Resident Holder that is the beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to benefits in accordance with, the provisions of the Convention, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Disposition of Pembina Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of Pembina Common Shares, unless the Pembina Common Shares constitute “taxable Canadian property” to the Non-Resident Holder and do not constitute “treaty-protected property”. For a description of “taxable Canadian property”, see “IPL Common Shares – Taxable Canadian Property” above, as the same tests, with the necessary modifications, will apply in respect of the Pembina Common Shares.

Pursuant to the provisions of the Tax Act, where IPL Common Shares constitute “taxable Canadian property” to a Non-Resident Holder, any Pembina Common Shares received by the Non-Resident Holder on the exchange of such IPL Common Shares utilizing the rollover available under section 85.1 of the Tax Act will be deemed to constitute “taxable Canadian property” to the Non-Resident Holder for a period of 60 months. The result is that such Non-Resident Holder may be subject to tax under the Tax Act on future gains realized on a disposition of those Pembina Common Shares so long as such shares constitute “taxable Canadian property” to the Non-Resident Holder.

Non-Resident Holders whose Pembina Common Shares may constitute taxable Canadian property should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) who exchanges IPL Common Shares for Pembina Common Shares pursuant to the Arrangement. This discussion applies only to IPL Common Shares and Pembina Common Shares that are held as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).

The following does not purport to be a complete analysis of all potential tax considerations arising in connection with the closing of the Arrangement or the ownership and disposal of Pembina Common Shares. The effects and considerations of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. Neither Pembina nor IPL has sought nor will seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position to that discussed below regarding the tax consequences discussed below.

This discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances, including the impact of the tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to U.S. Holders subject to special rules, including, without limitation:

•	banks, insurance companies, and certain other financial institutions;

•	regulated investment companies and real estate investment trusts;

•	brokers, dealers or traders in securities;

•	traders in securities that elect to mark to market;

•	tax-exempt organizations or governmental organizations;

•	U.S. expatriates and former citizens or long-term residents of the United States;

•

persons holding IPL Common Shares or Pembina Common Shares, as the case may be, as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to IPL Common Shares or Pembina Common Shares, as the case may be, being taken into account in an applicable financial statement;

•	persons that actually or constructively own 5% or more (by vote or value) of the outstanding IPL Common Shares or, after the Arrangement, the outstanding Pembina Common Shares;

•	“controlled foreign corporations”, “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);

•	U.S. Holders (as defined below) having a functional currency other than the U.S. dollar;

•	persons who hold or received IPL Common Shares or Pembina Common Shares, as the case may be, pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of IPL Common Shares or Pembina Common Shares, as the case may be, that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (a) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (b) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds IPL Common Shares or Pembina Common Shares, the tax treatment of an owner of such entity will depend on the status of the owners, the activities of the entity or arrangement and certain determinations made at the owner level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE ARRANGEMENT AND THE U.S. FEDERAL INCOME TAX TREATMENT TO HOLDERS OF PEMBINA COMMON SHARES DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE ARRANGEMENT AND THE U.S. FEDERAL INCOME TAX TREATMENT OF OWNING PEMBINA COMMON SHARES TO ANY PARTICULAR HOLDER WILL DEPEND ON THE HOLDER’S PARTICULAR TAX CIRCUMSTANCES. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES, IN LIGHT OF A HOLDER’S PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF PEMBINA COMMON SHARES.

U.S. Federal Income Tax Considerations of the Arrangement

Qualification of the Arrangement as a Reorganization Under Section 368(a) of the Code

Assuming Pembina and IPL amalgamate and continue as one corporation (Amalco) in accordance with the Arrangement, Pembina and IPL intend that the Arrangement qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code. The Arrangement is not conditioned upon the receipt of an opinion of counsel that the Arrangement will qualify as a reorganization, and neither Pembina nor IPL intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Arrangement. In addition, because the authorities on which this summary is based are subject to various interpretations, no assurance can be given that the IRS will not challenge the Arrangement’s qualification as a reorganization or that a court will not sustain such a challenge by the IRS.

Tax Consequences if the Arrangement Qualifies as a Reorganization

If the Arrangement qualifies as a reorganization under Section 368(a) of the Code, then, subject to the U.S. federal income tax consequences discussed below under “Tax Consequences of the Arrangement if IPL is Classified as a PFIC”, a U.S. Holder generally should not recognize gain or loss to the extent a U.S. Holder receives solely Pembina Common Shares in exchange for its IPL Common Shares.

In such a case, the aggregate tax basis of the Pembina Common Shares received by a U.S. Holder in the Arrangement should be equal to the aggregate adjusted tax basis of the IPL Common Shares surrendered in exchange therefor. The tax basis in a Pembina Common Share received by a U.S. Holder in the Arrangement should be equal to the adjusted tax basis of an IPL Common Share exchanged therefor. The holding period of the Pembina Common Shares by a U.S. Holder in the Arrangement should include the period during which the IPL Common Shares exchanged therefor are held by such U.S. Holder.

Tax Consequences if the Arrangement is a Taxable Transaction

If, notwithstanding the above, the amalgamation of Pembina and IPL does not occur or any requirement for Section 368(a) of the Code is not met, a U.S. Holder of IPL Common Shares would recognize gain or loss in an amount equal to the difference, if any, between the fair market value as of the closing date of the Arrangement of Pembina Common Shares received by such holder in the Arrangement over such U.S. Holder’s tax basis in the IPL Common Shares surrendered by such U.S. Holder in the Arrangement. Any gain or loss so recognized would generally be long-term capital gain or loss if the U.S. Holder had held the IPL Common Shares for more than one year (or short-term capital gain otherwise). Long-term capital gains of non-corporate U.S. Holders (including individuals) currently are eligible for preferential U.S. federal income tax rates. However, the deductibility of capital losses is subject to limitations. A U.S. Holder’s holding period in the Pembina Common Shares received in the Arrangement, if any, would not include the holding period for the IPL Common Shares surrendered in exchange therefor.

Tax Consequences of the Arrangement if IPL is Classified as a PFIC

A U.S. Holder of IPL Common Shares could be subject to special U.S. federal income tax rules in respect of the Arrangement if IPL were classified as a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) for any taxable year during which such U.S. Holder has held IPL Common Shares.

In general, a non-U.S. corporation (as determined for U.S. federal income tax purposes) is properly classified as a PFIC for each taxable year in which (a) seventy-five percent (75%) or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (b) fifty percent (50%) or more of the value of its assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value, of such assets. For purposes of the PFIC rules, “gross income” generally includes all sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes dividends, interest, certain royalties and rents, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining whether or not it is a PFIC, a non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of each corporation in which it owns, directly or indirectly, at least a twenty-five percent (25%) interest (by value).

IPL believes that it was not a PFIC during its taxable year ended 2020 and, based on its current operations and financial expectations, IPL expects it would not be a PFIC for its current taxable year if such taxable year were to end on the closing date of the Arrangement. The determination of whether IPL is or was a PFIC during any taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Accordingly, there can be no assurance that the IRS will not challenge any determination made by IPL concerning its PFIC status or that IPL was not, or will not be, a PFIC for any taxable year. U.S. Holders should consult their own tax advisors regarding the PFIC status of IPL.

If IPL were a PFIC at any time during a U.S. Holder’s holding period for IPL Common Shares, then the U.S. federal income tax consequences to a U.S. Holder of the Arrangement are expected to be as follows:

•

the exchange of IPL Common Shares for Pembina Common Shares pursuant to the Arrangement may be treated as a taxable transaction even if the Arrangement qualifies as a reorganization under Section 368(a) of the Code as discussed above (subject to an exception that may be available if Pembina also were a PFIC in the taxable year that includes the Arrangement);

•

any gain on the exchange of IPL Common Shares pursuant to the Arrangement and any “excess distribution” (defined as the excess of distributions with respect to the IPL Common Shares in any taxable year over 125% of the average annual distributions such U.S. Holder has received from the IPL during the shorter of the three preceding taxable years, or such U.S. Holder’s holding period for the IPL Common Shares), would be allocated ratably over such U.S. Holder’s holding period for the IPL Common Shares;

•

the amounts allocated to the current taxable year in which the Arrangement occurs and to any taxable year prior to the first taxable year in which the IPL was a PFIC would be taxed as ordinary income in the current taxable year;

•

the amounts allocated to each of the other taxable years in such U.S. Holder’s holding period for the IPL Common Shares (“prior PFIC years”) would be subject to tax as ordinary income at the highest rate of tax in effect for the applicable class of taxpayer for such taxable year; an interest charge for a deemed deferral benefit also would be imposed with respect to the resulting tax attributable to each of the prior PFIC years, which interest charge is not deductible by non-corporate U.S. Holders; and

•

if the Arrangement otherwise qualifies as a reorganization under Section 368(a) of the Code as discussed above, any loss realized by the U.S. Holder in connection with the Arrangement generally would not be recognized.

Each U.S. Holder should consult its own tax advisor regarding the application of the PFIC rules to IPL, the possible effect of the PFIC rules to such U.S. Holder, as well as the availability of any election or exception that may be available to such U.S. Holder to mitigate adverse U.S. federal income tax consequences of holding shares in a PFIC. The remainder of this discussion assumes that IPL has not been a PFIC at any time during a U.S. Holder’s holding period for IPL Common Shares and is not a PFIC during its current taxable year.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights with respect to its IPL Common Shares and is paid cash in exchange for all of such U.S. Holder’s IPL Common Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar value of the Canadian currency received by such U.S. Holder in exchange for such U.S. Holder’s IPL Common Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the adjusted tax basis of such U.S. Holder in such IPL Common Shares surrendered. Subject to the discussion of the PFIC rules under “Tax Consequences of the Arrangement if IPL is Classified as a PFIC”, such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the holding period with respect to such IPL Common Shares is more than one year as of the date of the exchange. Preferential tax rates apply to long-term capital gains of a non-corporate U.S. Holder. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

U.S. Federal Income Tax Considerations of the Ownership and Disposition of Pembina Common Shares

Dividends and Other Distributions on Pembina Common Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by Pembina with respect to Pembina Common Shares (including the amount of non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income in the year received, to the extent such distributions are paid out of Pembina’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent the amount of the distribution exceeds Pembina’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, such excess amount will be treated first as a tax-free return of a U.S. Holder’s tax basis in Pembina Common Shares, and then, to the extent such excess amount exceeds the U.S. Holder’s tax basis in such Pembina Common Shares, as capital gain. Because Pembina does not maintain calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect that all-cash distributions will be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Subject to applicable limitations, Pembina expects that dividend distributions paid by Pembina to non-corporate U.S. Holders, including individuals, generally would be eligible for qualified dividend treatment and the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that Pembina not be classified as a PFIC in the taxable year of distribution or in the preceding taxable year. The rules concerning corporate distributions of cash and property are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

The amount of any distribution paid in foreign currency that will be included in the gross income of a U.S. Holder will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is actually or constructively received by the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder generally should not recognize any foreign currency gain or loss in respect of such distribution if such foreign currency is converted into U.S. dollars on the date received by the U.S. Holder. Any further gain or loss on a subsequent conversion or other disposition of the currency for a different U.S. dollar amount will be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the U.S. dollar fair market value of such property on the date of distribution.

Dividends on Pembina Common Shares generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, non-U.S. taxes withheld, if any, on any distributions on Pembina Common Shares may be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to Pembina Common Shares will generally constitute “passive category income.” The U.S. federal income tax rules relating to foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Sale or Other Taxable Disposition of Pembina Common Shares

Subject to the passive foreign investment company rules discussed below, upon a sale or other taxable disposition of Pembina Common Shares, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such Pembina Common Shares. Any such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the Pembina Common Shares exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, recognized by a U.S. Holder on the sale or other taxable disposition of Pembina Common Shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

If the consideration received upon the sale or other taxable disposition of Pembina Common Shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of the sale or other taxable disposition. If Pembina Common Shares are treated as traded on an established securities market, a cash basis U.S. Holder or an accrual basis U.S. Holder who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS) will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale or other taxable disposition. If Pembina Common Shares are not treated as traded on an established securities market, or the relevant U.S. Holder is an accrual basis taxpayer that does not make the special election, such U.S. Holder will recognize foreign currency gain or loss to the extent attributable to any difference between the U.S. dollar amount realized on the date of sale or other taxable disposition (as determined above) and the U.S. dollar value of the currency received translated at the spot rate on the settlement date, and such gain or loss generally will constitute U.S. source ordinary income or loss.

A U.S. Holder’s initial U.S. federal income tax basis in Pembina Common Shares generally will equal the cost of such Pembina Common Shares. If a U.S. Holder used foreign currency to purchase the Pembina Common Shares, the cost of the Pembina Common Shares will be the U.S. dollar value of the foreign currency purchase price on the date of purchase, translated at the spot rate of exchange on that date. If Pembina Common Shares are treated as traded on an established securities market and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, the U.S. Holder will determine the U.S. dollar value of the cost of such Pembina Common Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

Passive Foreign Investment Company Considerations

Under the PFIC rules, if Pembina were considered a PFIC at any time that a U.S. Holder holds Pembina Common Shares, Pembina would continue to be treated as a PFIC with respect to such U.S. Holder unless (a) Pembina ceases to qualify as a PFIC under the income and asset tests discussed in the prior paragraph and (b) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

Based on the current and anticipated composition of Pembina’s income, assets and operations, Pembina does not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. This is a factual determination, however, that depends on, among other things, the composition of Pembina’s income and assets and the market value of Pembina’s shares and assets from time to time, and thus the determination can only be made annually after the close of each taxable year. Therefore, there can be no assurance that Pembina will not be classified as a PFIC for the current taxable year or for any future taxable year.

If Pembina were considered a PFIC at any time that a U.S. Holder holds Pembina Common Shares, any gain recognized by a U.S. Holder on a sale or other disposition of Pembina Common Shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for Pembina Common Shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year prior to the year in which Pembina became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on Pembina Common Shares exceeds 125% of the average of the annual distributions on Pembina Common Shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter.

Certain elections may be available that would result in alternative treatments (such as qualified electing fund treatment or mark-to-market treatment) of Pembina Common Shares if Pembina were considered a PFIC, provided, however, that Pembina may not make information available to U.S. Holders that would be necessary for such elections. If Pembina were considered a PFIC, a U.S. Holder would also be subject to annual information reporting requirements. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to the ownership of Pembina Common Shares.

Information Reporting and Backup Withholding

Information reporting requirements may apply to dividends received by U.S. Holders of Pembina Common Shares and the proceeds received on the disposition of Pembina Common Shares effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. Any proceeds from the sale, exchange, redemption or other disposition of Pembina Common Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

ADDITIONAL TAX CONSIDERATIONS

This Joint Information Circular discusses certain Canadian and United States federal income tax considerations applicable to certain IPL Shareholders. Tax considerations applicable to IPL Shareholders who are resident in jurisdictions other than Canada or the United States are not discussed and such IPL Shareholders should consult their own tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Pembina Common Shares after the Arrangement. All IPL Shareholders should consult their own tax advisors regarding the provincial, state, local and territorial tax considerations relating to the Arrangement and of holding Pembina Common Shares.

This Joint Information Circular does not discuss any tax considerations applicable to holders of IPL Incentive Awards. Such persons should consult their own tax advisors regarding the consequences of the Arrangement to them in their particular circumstances.

PRO FORMA INFORMATION CONCERNING PEMBINA AFTER GIVING EFFECT TO THE ARRANGEMENT

Notice to Reader

The following pro forma information about Pembina following completion of the Arrangement should be read in conjunction with the documents incorporated by reference in this Joint Information Circular and the information concerning Pembina and IPL, as applicable, appearing elsewhere in this Joint Information Circular. See Appendix I – “Information Concerning Pembina Pipeline Corporation” and Appendix H – “Information Concerning Inter Pipeline Ltd.”.

Information included in this section under the headings “Selected Unaudited Pro Forma Financial Information” and “Pro Forma Consolidated Capitalization of Pembina” pertaining to Pembina and IPL, as applicable, has been furnished by Pembina and IPL, respectively. With respect to such information, the Pembina Board has relied exclusively upon IPL, without independent verification by Pembina, and the IPL Board has relied exclusively upon Pembina, without independent verification by IPL. For further information regarding Pembina or IPL, please refer to their respective filings available under their respective profiles on SEDAR at www.sedar.com.

See “Forward-Looking Statements and Information”, “Conventions”, “Abbreviations” and Appendix L – “Pro Forma Consolidated Financial Statements of Pembina Pipeline Corporation”.

General

The Arrangement will result in the acquisition by Pembina of all of the issued and outstanding IPL Common Shares for Pembina Common Shares and the amalgamation of Pembina and IPL to form Amalco. Pursuant to the Arrangement, IPL Shareholders will exchange their IPL Common Shares for Pembina Common Shares on the basis of 0.5 Pembina Common Shares for each IPL Common Share held. Current Pembina Shareholders are expected to own approximately 72% and current IPL Shareholders are expected to own approximately 28% of Pembina immediately after completion of the Arrangement.

Description of Business

Following the Arrangement, Amalco, which will be named “Pembina Pipeline Corporation”, will carry on the business and operations of Pembina and IPL on a combined basis. For a detailed description of the businesses and operations of Pembina and IPL, including the historical development of their respective businesses and operations, see the Pembina AIF and the IPL AIF, respectively, each of which is incorporated by reference in this Joint Information Circular.

Pembina and IPL expect that the Arrangement will create one of the largest energy infrastructure companies in Canada, with a pro forma enterprise value of approximately $53 billion and a diversified and integrated asset base that can support and grow an extensive value chain for natural gas, natural gas liquids and crude oil, from wellhead to end user. Furthermore, past and future investments by both companies are anticipated to help access new demand markets for the WCSB, benefitting Pembina, its customers and the provinces of Alberta and British Columbia alike. See “The Arrangement – Reasons for and Benefits of the Arrangement “and “The Arrangement – Attributes of Pembina After Giving Effect to the Arrangement”.

Following completion of the Arrangement, Pembina’s principal and registered office will continue to be located at #4000, 585 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

Directors and Executive Officers of Pembina

Directors

Upon completion of the Arrangement, the Pembina Board will continue to include Randall (Randy) Findlay (Chair), Anne-Marie Ainsworth, Cynthia Carroll, Michael (Mick) Dilger, Robert (Bob) Gwin, Maureen Howe, Gordon Kerr, David LeGresley, Leslie O’Donoghue, Bruce Rubin and Henry Sykes. For additional information about the current members of the Pembina Board, see the Pembina AIF and Pembina AGM Circular, each of which is incorporated by reference in this Joint Information Circular. Representation from members of the IPL Board, if any, on the Pembina Board will be determined prior to closing of the Arrangement. The members of the Pembina Board will hold office until the first annual meeting of Pembina Shareholders after the Arrangement, or until their respective successors have been duly elected or appointed.

Executive Officers

Upon completion of the Arrangement, Pembina will continue to be led by its current executive officer team of Michael (Mick) Dilger, President & Chief Executive Officer; J. Scott Burrows, Senior Vice President & Chief Financial Officer; Janet Loduca, Senior Vice President, External Affairs & Chief Legal and Sustainability Officer; Harold (Harry) Andersen, Senior Vice President & Chief Operating Officer, Pipelines; Jaret Sprott, Senior Vice President & Chief Operating Officer, Facilities; and Stuart (Stu) Taylor, Senior Vice President, Marketing and New Ventures & Corporate Development Officer. For additional information about the current executive officer team of Pembina, see the Pembina AIF and Pembina AGM Circular, each of which is incorporated by reference in this Joint Information Circular. In addition, certain executive officers of IPL may join the management team of Pembina following completion of the Arrangement.

Selected Unaudited Pro Forma Consolidated Financial Information

The following is a summary of selected unaudited pro forma consolidated financial information of Pembina, both before and after giving effect to the completion of the Arrangement, as at and for the three month period ended March 31, 2021 and for the year ended December 31, 2020. The pro forma adjustments are based upon available information and certain assumptions that Pembina believes are reasonable under the circumstances. The unaudited pro forma consolidated financial information set forth below and the unaudited pro forma consolidated financial statements of Pembina attached to this Joint Information Circular as Appendix G – “Unaudited Consolidated Pro Forma Financial Statements of Pembina Pipeline Corporation” (the “Pembina Pro Forma Financial Statements”) are presented for illustrative purposes only and are not necessarily indicative of either (a) the financial position or the results of operations that would have occurred as at such dates or for such periods had the Arrangement been effective as of March 31, 2021 or January 1, 2020, as applicable, or (b) the financial position or results of operations for Pembina in future years if the Arrangement is completed. The actual adjustments will differ from those reflected in such unaudited pro forma consolidated financial statements and such differences may be material.

The following is a summary only and must be read in conjunction with the unaudited pro forma consolidated financial statements of Pembina as at and for the three month period ended March 31, 2021 and for the year ended December 31, 2020, including the notes thereto, attached as Appendix G to this Joint Information Circular. Reference should also be made to the Pembina Interim Financial Statements, Pembina Annual Financial Statements, IPL Interim Financial Statements and IPL Annual Financial Statements, each of which is incorporated by reference herein.

Unaudited Pro Forma Consolidated Financial Information as at and for the Three Months Ended March 31, 2021

($ millions, expect per share amounts)	Pembina (Prior to the Arrangement)	IPL (Prior to the Arrangement)	Pro Forma Adjustments	Pro Forma Pembina (After Giving Effect to the Arrangement)
Revenue	2,045	697	(1)	2,741
Earnings	320	128	11	459
Earnings per Share (Basic)	0.51	0.30		0.55
Earnings per Share (Diluted)	0.51	0.30		0.55

Total Assets	31,324	13,232	4,067	48,623
Total Liabilities	16,591	8,975	108	25,674
Total Equity	14,733	4,257	3,959	22,949

Unaudited Pro Forma Consolidated Financial Information for the Year Ended December 31, 2020

($ millions, expect per share amounts)	Pembina (Prior to the Arrangement)	IPL (Prior to the Arrangement)	Pro Forma Adjustments	Pro Forma Pembina (After Giving Effect to the Arrangement)
Revenue	6,202	2,400	(7)	8,595
Earnings (Loss)	(316)	359	37	80
Earnings (Loss) per Share (Basic)	(0.86)	0.84		(0.10)
Earnings (Loss) per Share (Diluted)	(0.86)	0.84		(0.10)

See Appendix G – “Unaudited Consolidated Pro Forma Financial Statements of Pembina Pipeline Corporation”.

Pro Forma Consolidated Capitalization of Pembina

The following table summarizes Pembina’s consolidated capitalization as at March 31, 2021, both before and after giving effect to the completion of the Arrangement. For detailed information on the share and loan capital of Pembina and IPL as at March 31, 2021, see the Pembina Interim Financial Statements and IPL Interim Financial Statements, each of which is incorporated by reference herein. See Appendix I – “Information Concerning Pembina Pipeline Corporation” and Appendix H – “Information Concerning Inter Pipeline Ltd.”.

The information below has been derived from, and should be read in conjunction with, the more detailed Pembina Pro Forma Financial Statements. Additionally, the Pembina Pro Forma Financial Statements are based on, and should be read in conjunction with, the Pembina Interim Financial Statements, Pembina Annual Financial Statements, IPL Interim Financial Statements and IPL Annual Financial Statements, each of which is incorporated by reference herein.

Designation ($ millions, unless otherwise noted)	Authorized(2)	As at March 31, 2021 (Actual)	As at March 31, 2021 (After Giving Effect to the Arrangement)
Cash and Cash Equivalents	N/A	31	82
Pembina Common Shares(1)	Unlimited	15,652	15,652
		(550 million)	(765 million)

Pembina Class A Preferred Shares(2)(3)
Series 1	250	250	250
Series 3	150	150	150
Series 5	250	250	250
Series 7	250	250	250
Series 9	225	225	225
Series 13	250	250	-(4)
Series 15	200	200	200
Series 17	150	150	150
Series 19	200	200	200
Series 21	400	400	400
Series 23	300	300	300
Series 25	250	250	250

Senior Notes(5)
Pembina Medium Term Notes, Series 2(6)	450	450	450
Pembina Medium Term Notes, Series 3(6)	450	450	450
Pembina Medium Term Notes, Series 4(6)	600	600	600
Pembina Medium Term Notes, Series 5(6)	450	450	450
Pembina Medium Term Notes, Series 6(6)	500	500	500
Pembina Medium Term Notes, Series 7(6)	600	600	600
Pembina Medium Term Notes, Series 8(6)	650	650	650
Pembina Medium Term Notes, Series 9(6)	550	550	550
Pembina Medium Term Notes, Series 10(6)	650	650	650
Pembina Medium Term Notes, Series 11(6)	800	800	800
Pembina Medium Term Notes, Series 12(6)	650	650	650
Pembina Medium Term Notes, Series 13(6)	700	700	700
Pembina Medium Term Notes, Series 14(6)	600	600	600
Pembina Medium Term Notes, Series 15(6)	600	600	600
Pembina Medium Term Notes, Series 16(6)	400	400	400
Pembina Medium Term Notes, Series 3A(7)	50	50	50
Pembina Medium Term Notes, Series 5A(7)	350	350	350
IPL Medium Term Notes, Series 3(8)	-	-	400
IPL Medium Term Notes, Series 5(8)	-	-	500
IPL Medium Term Notes, Series 7(8)	-	-	300
IPL Medium Term Notes, Series 8(8)	-	-	350
IPL Medium Term Notes, Series 9(8)	-	-	450
IPL Medium Term Notes, Series 10(8)	-	-	500
IPL Medium Term Notes, Series 11(8)	-	-	700

Bank Debt(5)
Pembina Credit Facilities(9)	3,334	1,427	2,393
IPL Credit Facilities(10)	-	-	-

Designation ($ millions, unless otherwise noted)	Authorized(2)	As at March 31, 2021 (Actual)	As at March 31, 2021 (After Giving Effect to the Arrangement)
Subordinated Notes(5)
Pembina Hybrid Notes(11)	600	600	600
IPL Hybrid Notes, Series 2019-A(12)(13)	-	-	750
IPL Hybrid Notes, Series 2019-B(12)(13)	-	-	700

Non-Recourse Debt(5)
IPL Corridor Credit Facilities(14)	-	-	1,295

Notes:

(1)

As at March 31, 2021, Pembina had 549,958,492 Common Shares and 24,169,056 Pembina Options outstanding. The Options are held by employees of Pembina, of which 12,574,571 were exercisable as of such date. The Options have exercise prices ranging from $26.83 to $52.01 and expire from September 2021 to March 2028.

(2)

The authorized capital of Pembina consists of an unlimited number of Pembina Common Shares, a number of Pembina Class A Preferred Shares, issuable in series, not to exceed 254,850,850 Pembina Class A Preferred Shares, and an unlimited number of Pembina Class B Preferred Shares. As at March 31, 2021, the Corporation had 10,000,000 Pembina Series 1 Class A Preferred Shares, 6,000,000 Pembina Series 3 Class A Preferred Shares, 10,000,000 Pembina Series 5 Class A Preferred Shares, 10,000,000 Pembina Series 7 Class A Preferred Shares, 9,000,000 Pembina Series 9 Class A Preferred Shares, 10,000,000 Pembina Series 13 Class A Preferred Shares, 8,000,000 Pembina Series 15 Class A Preferred Shares, 6,000,000 Pembina Series 17 Class A Preferred Shares, 8,000,000 Pembina Series 19 Class A Preferred Shares, 16,000,000 Pembina Series 21 Class A Preferred Shares, 12,000,000 Pembina Series 23 Class A Preferred Shares, 10,000,000 Pembina Series 25 Class A Preferred Shares and 600,000 Pembina Series 2021-A Class A Preferred Shares outstanding. As at March 31, 2021, there were no Pembina Class B Shares outstanding.

(3)

For accounting purposes, the Pembina Series 2021-A Class A Preferred Shares are eliminated on Pembina’s consolidated balance sheet prior to their delivery to the holders of the Pembina Hybrid Notes following the occurrence of certain bankruptcy or insolvency events in respect of Pembina.

(4)

On June 1, 2021, Pembina redeemed all of its 10 million issued and outstanding Pembina Series 13 Class A Preferred Shares in accordance with their terms. The Pembina Series 13 Class A Preferred Shares were redeemed at a price of $25.00 per Pembina Series 13 Class A Preferred Share, less any taxes required to be deducted or withheld by Pembina. The total redemption price of $250 million for the Pembina Series 13 Class A Preferred Shares was paid by Pembina from a portion of the net proceeds from its $600 million public offering of Pembina Hybrid Notes, which closed on January 25, 2021.

(5)	All debt amounts as at March 31, 2021 represent the outstanding principal balances of such indebtedness.
(6)

The Pembina Medium Term Notes, Series 2 were issued by Pembina on October 22, 2012 in the aggregate principal amount of $450 million of senior unsecured medium term notes, have a fixed interest rate of 3.77% per annum that is paid semi-annually and will mature on October 24, 2022. The Pembina Medium Term Notes, Series 3 were issued by Pembina on April 30, 2013, February 2, 2015 and June 16, 2015 in the aggregate principal amount of $200 million, $150 million and $100 million, respectively, of senior unsecured medium term notes, have a fixed interest rate of 4.75% per annum that is paid semi-annually and will mature on April 30, 2043. The Pembina Medium Term Notes, Series 4 were issued by Pembina on April 4, 2014 in the aggregate principal amount of $600 million senior unsecured medium term notes, have a fixed interest rate of 4.81% per annum that is paid semi-annually and will mature on March 25, 2044. The Pembina Medium Term Notes, Series 5 were issued by Pembina on February 2, 2015 in the aggregate principal amount of $450 million of senior unsecured medium term notes, have a fixed interest rate of 3.54% per annum that is paid semi-annually and will mature on February 3, 2025. The Pembina Medium Term Notes, Series 6 were issued by Pembina on June 16, 2015 in the aggregate principal amount of $500 million of senior unsecured medium term notes, have a fixed interest rate of 4.24% per annum that is paid semi-annually and will mature on June 15, 2027. The Pembina Medium Term Notes, Series 7 were issued by Pembina on August 11, 2016 and May 28, 2020 in the aggregate principal amount of $500 million and $100 million, respectively, of senior unsecured medium term notes, have a fixed interest rate of 3.71% per annum that is paid semi-annually and will mature on August 11, 2026. The Pembina Medium Term Notes, Series 8 were issued by Pembina on January 20, 2017 and August 16, 2017 in the aggregate principal amount of $300 million and $350 million, respectively, of senior unsecured medium term notes, have a fixed interest rate of 2.99% per annum that is paid semi-annually and will mature on January 22, 2024. The Pembina Medium Term Notes, Series 9 were issued by Pembina on January 20, 2017 and August 16, 2017 in the aggregate principal amount of $300 million and $250 million, respectively, of senior unsecured medium term notes, have a fixed interest rate of 4.74% per annum that is paid semi-annually and will mature on January 21, 2047. The Pembina Medium Term Notes, Series 10 were issued by Pembina on March 26, 2018 and January 10, 2020 in the aggregate principal amount of $400 million and $250 million, respectively, of senior unsecured medium term notes, have a fixed interest rate of 4.02% per annum that is paid semi-annually and will mature on March 27, 2028. The Pembina Medium Term Notes, Series 11 were issued by Pembina on March 26, 2018 and January 10, 2020 in the aggregate principal amount of $300 million and $500 million, respectively, of senior unsecured medium term notes, have a fixed interest rate of 4.75% per annum that is paid semi-annually and will mature on March 26, 2048. The Pembina Medium Term Notes, Series 12 were issued by Pembina on April 3, 2019 and January 10, 2020 in the aggregate principal amount of $400 million and $250 million, respectively, of senior unsecured medium term notes, have a fixed interest rate of 3.62% per annum that is paid semi-annually and will mature on April 3, 2029. The Pembina Medium Term Notes, Series 13 were issued by Pembina on April 3, 2019 and September 12, 2019 in the aggregate principal amount of $400 million and $300 million, respectively, of senior unsecured medium term notes, have a fixed interest rate of 4.54% per annum that is paid semi-annually and will mature on April 3, 2049. The Pembina Medium Term Notes, Series 14 were issued by Pembina on September 12, 2019 in the aggregate principal amount of $600 million of senior unsecured medium term notes, have a fixed interest rate of 2.56% per annum that is paid semi-annually and will mature on June 1, 2023. The Pembina Medium Term Notes, Series 15 were issued by Pembina on September 12, 2019 in the aggregate principal amount of $600 million of senior unsecured medium term notes, have a fixed interest rate of 3.31% per annum that is paid semi-annually and will mature on February 1, 2030. The Pembina Medium Term Notes, Series 16 were issued by Pembina on May 28, 2020 in the aggregate principal amount of $400 million senior unsecured medium term notes, have a fixed interest rate of 4.67% per annum that is paid semi-annually and will mature on May 28, 2050.

(7)

The Pembina Medium Term Notes, Series 3A were issued by Veresen Inc. (“Veresen”) on March 14, 2012 in the aggregate principal amount of $50 million of senior unsecured medium term notes, have a fixed interest rate of 5.05% per annum that is paid semi-annually and will mature on March 14, 2022. The Pembina Medium Term Notes, Series 5A were issued by Veresen on November 10, 2016 in the aggregate principal amount of $350 million of senior unsecured medium term notes, have a fixed interest rate of 3.43% per annum that is paid semi-annually and will mature on November 10, 2021.

(8)

The IPL Medium Term Notes, Series 3 were issued by IPL on May 28, 2012 in the aggregate principal amount of $400 million of senior unsecured medium term notes, have a fixed interest rate of 3.776% per annum that is paid semi-annually and will mature on May 30, 2022. The IPL Medium Term Notes,

Series 5 were issued by IPL on May 30, 2014 in the aggregate principal amount of $500 million of senior unsecured medium term notes, have a fixed interest rate of 4.637% per annum that is paid semi-annually and will mature on May 30, 2044. The IPL Medium Term Notes, Series 7 were issued by IPL on March 23, 2015 in the aggregate principal amount of $300 million of senior unsecured medium term notes, have a fixed interest rate of 3.173% per annum that is paid semi-annually and will mature on March 24, 2025. The IPL Medium Term Notes, Series 8 were issued by IPL on September 13, 2016 in the aggregate principal amount of $350 million of senior unsecured medium term notes, have a fixed interest rate of 2.608% per annum that is paid semi-annually and will mature on September 13, 2023. The IPL Medium Term Notes, Series 9 were issued by IPL on December 16, 2016 in the aggregate principal amount of $450 million of senior unsecured medium term notes, have a fixed interest rate of 3.484% per annum that is paid semi-annually and will mature on December 16, 2026. The IPL Medium Term Notes, Series 10 were issued by IPL on April 18, 2017 in the aggregate principal amount of $500 million of senior unsecured medium term notes, have a fixed interest rate of 2.734% per annum that is paid semi-annually and will mature on April 18, 2024. The IPL Medium Term Notes, Series 11 were issued by IPL on June 1, 2020 in the aggregate principal amount of $700 million of senior unsecured medium term notes, have a fixed interest rate of 4.232% per annum that is paid semi-annually and will mature on June 1, 2027.

(9)

Pembina’s credit facilities as at March 31, 2021 consisted of an unsecured $2.5 billion revolving credit facility (the “Pembina Revolving Credit Facility”), which includes a $750 million accordion feature, and matures in June 2026, and an unsecured operating facility of $20 million (the “Pembina Operating Credit Facility”), which matures in due May 31, 2022 and is typically renewed on an annual basis. As at March 31, 2021, Pembina also had an unsecured $500 million non-revolving term loan (the “Pembina Canadian Dollar Term Loan”), which matures in August 2022, and an unsecured US$250 million non-revolving term loan (the “Pembina U.S. Dollar Term Loan” and, collectively with the Pembina Revolving Credit Facility, the Pembina Operating Credit Facility and the Pembina Canadian Dollar Term Loan, the “Pembina Credit Facilities”), which matures in May 2025. There are no repayments due over the term of the Pembina Credit Facilities. As at March 31, 2021, Pembina had $1.4 billion drawn on bank facilities, leaving $2.0 billion of unutilized debt facilities. See the Pembina Annual MD&A and Pembina Interim MD&A for additional information about the Pembina Credit Facilities.

(10)

The credit facilities of IPL and its Subsidiaries (other than IPL Corridor) as at March 31, 2021 consisted of an unsecured $1.5 billion syndicated credit facility (the “IPL First Revolving Credit Facility”) of IPL, maturing on December 5, 2024, an unsecured $1.0 billion syndicated credit facility (the “IPL Second Revolving Credit Facility”) of IPL, maturing on December 5, 2022, an unsecured $500 million term credit facility (the “IPL Term Facility”) of IPL, maturing on August 13, 2022, an unsecured $75 million demand facility (the “IPL Demand Facility”) and an unsecured £15 million demand facility of Inter Terminals (the “Inter Terminals Demand Facility” and, collectively with the IPL First Revolving Credit Facility, the IPL Second Revolving Credit Facility, the IPL Term Facility and the IPL Demand Facility, the “IPL Credit Facilities”). As at March 31, 2021, IPL had $966 million drawn under the IPL Credit Facilities. See the IPL Annual MD&A and IPL Interim MD&A for additional information about the IPL Credit Facilities. It is anticipated that all amounts outstanding under the IPL Credit Facilities at closing of the Arrangement will be repaid using funds drawn under the Pembina Revolving Credit Facility and the IPL Credit Facilities will be cancelled.

(11)

The Pembina Hybrid Notes were issued by Pembina on January 25, 2021 and have a fixed interest rate of 4.80% per annum that is payable semi-annually and which resets on January 25, 2031, and on every fifth anniversary thereafter, based on the five-year Government of Canada yield plus (a) 4.17% for the period from, and including, January 25, 2031 to, but excluding January 25, 2051, and (b) 4.92% for the period from, and including, January 25, 2051 to, but excluding, January 25, 2081. The Pembina Hybrid Notes will mature on January 25, 2081.

(12)

The IPL Series 2019-A Hybrid Notes were issued by IPL on March 26, 2019 and have a fixed interest rate of 6.875% per annum that is payable semi-annually until March 26, 2029. Thereafter, the interest rate on the IPL Series 2019-A Hybrid Notes will reset quarterly based on the Bankers’ Acceptance rate plus (a) 5.01% for the period from, and including March 26, 2029 to, but excluding, March 26, 2049, and (b) 5.76% for the period from, and including March 26, 2049 to, but excluding, March 26, 2079, and interest on the IPL Series 2019-A Hybrid Notes will be payable quarterly. The IPL Series 2019-A Hybrid Notes will mature on March 26, 2079. The IPL Series 2019-B Hybrid Notes were issued by IPL on November 19, 2019 and have a fixed interest rate of 6.625% per annum that is payable semi-annually until November 19, 2029. Thereafter, the interest rate on the IPL Series 2019-B Hybrid Notes will reset quarterly based on the Bankers’ Acceptance rate plus (a) 4.90% for the period from, and including November 19, 2029 to, but excluding, November 19, 2049, and (b) 5.65% for the period from, and including November 19, 2049 to, but excluding, November 19, 2079, and interest on the IPL Series 2019-B Hybrid Notes will be payable quarterly. The IPL Series 2019-B Hybrid Notes will mature on November 19, 2079.

(13)

Immediately following the amalgamation of Pembina and IPL to form Amalco, provided that the IPL Hybrid Note Amendments have received the requisite approval of the holders of the IPL Hybrid Notes pursuant to the IPL Hybrid Note Indenture, the IPL Series 2019-A Hybrid Notes and IPL Series 2019-B Hybrid Notes shall be exchanged, pursuant to the terms of the thereof (as amended pursuant to the IPL Hybrid Note Amendments), for notes of Pembina issued pursuant to the Pembina Hybrid Note Indenture.

(14)

IPL Corridor’s credit facilities as at March 31, 2021 consisted of a non-recourse $1.55 billion syndicated credit facility (the “IPL Corridor Revolving Credit Facility”), maturing on December 14, 2023, and a non-recourse $25 million demand facility (the “IPL Corridor Demand Facility” and, together with the IPL Corridor Credit Facility, the “IPL Corridor Credit Facilities”). As at March 31, 2021, IPL Corridor had $1,295 drawn under the IPL Corridor Credit Facilities. See the IPL Annual MD&A and IPL Interim MD&A for additional information about the IPL Corridor Credit Facilities. It is anticipated that the IPL Corridor Credit Facilities will remain in place at closing of the Arrangement.

Description of Share Capital

The authorized share capital of Pembina will not be altered by the Arrangement. Following the completion of the Arrangement, the authorized capital of Pembina will continue to consist of an unlimited number of Pembina Common Shares, a number of Pembina Class A Preferred Shares, issuable in series, not to exceed 254,850,850 Pembina Class A Preferred Shares, and an unlimited number of Pembina Class B Preferred Shares.

Upon completion of the Arrangement, assuming there are no Dissenting IPL Shareholders and that no IPL Common Shares or Pembina Common Shares are issued between the date of the Arrangement Agreement and the Effective Date, it is expected that there will be approximately 765 million Pembina Common Shares issued and outstanding. Current Pembina Shareholders are expected to own approximately 72% and current IPL Shareholders are expected to own approximately 28% of Pembina after completion of the Arrangement. The Pembina Common Shares will continue to be listed and posted for trading on the TSX under the symbol “PPL” and on the NYSE under the symbol “PBA”.

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Pembina Common Shares. For a description of the Pembina Class A Preferred Shares and the Pembina Class B Preferred Shares, see “Description of the Capital Structure of Pembina” in the Pembina AIF, which is incorporated by reference in this Joint Information Circular.

Holders of Pembina Common Shares are entitled to receive notice of and to attend all meetings of Pembina Shareholders and to one vote at each such meeting for each Pembina Common Share held. The holders of Pembina Common Shares are, at the discretion of the Pembina Board and subject to applicable legal restrictions, entitled to receive any dividends declared by the Pembina Board on the Pembina Common Shares, and are entitled to share in the remaining property of Pembina upon liquidation, dissolution or winding-up, subject to the rights of the holders of the Pembina Class A Preferred Shares and Pembina Class B Preferred Shares.

Pembina has the Pembina Shareholder Rights Plan that was adopted to ensure, to the extent possible, that all Pembina Shareholders are treated fairly in connection with any take-over bid for Pembina and to ensure that the Pembina Board is provided with sufficient time to evaluate unsolicited take-over bids and to explore and develop alternatives to maximize Pembina Shareholder value. The Pembina Shareholder Rights Plan creates a right that attaches to each present and subsequently issued Pembina Common Share. Until the Separation Time (as defined in the Pembina Shareholder Rights Plan), which typically occurs at the time of an unsolicited take-over bid, whereby a person acquires or attempts to acquire 20% or more of the Pembina Common Shares, the rights are not separable from the Pembina Common Shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20% acquirer, from and after the Separation Time and before certain expiration times, to acquire one Pembina Common Share at a substantial discount to the market price at the time of exercise. The Pembina Board may waive the application of the Pembina Shareholder Rights Plan in certain circumstances. The Pembina Shareholder Rights Plan was reconfirmed by Pembina Shareholders at Pembina’s 2019 annual and special meeting and must be reconfirmed at every third annual meeting of Pembina Shareholders thereafter. A copy of the agreement relating to the current Pembina Shareholder Rights Plan has been filed under Pembina’s SEDAR and EDGAR profiles on May 13, 2016 and May 31, 2016, respectively.

Dividends

Dividends on the Pembina Common Shares are payable if, as and when determined by the Pembina Board. The amount and frequency of dividends declared and payable is at the discretion of the Pembina Board, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors when making its dividend determinations.

Subject to the completion of the Arrangement, Pembina has announced that it intends to increase its monthly dividend rate in respect of the Pembina Common Shares to $0.22 per Pembina Common Share. In addition, subject to the successful commissioning and in-service date of the HPC Project, Pembina has announced that it intends to increase its monthly dividend rate in respect of the Pembina Common Shares to $0.23 per Pembina Common Share. Each such dividend increase is subject to compliance with applicable laws.

Principal Holders of Pembina Common Shares

To the knowledge of the directors and executive officers of Pembina and IPL, as at the date hereof, no person or company will, beneficially own, or exercise control or direction over, directly or indirectly, Pembina Common Shares carrying 10% or more of the voting rights attached to the Pembina Common Shares following completion of the Arrangement.

Material Contracts

Except as otherwise disclosed in this Joint Information Circular or in the documents incorporated by reference herein with respect to Pembina and IPL, there are no contracts that are expected to be material to Pembina or any of its Subsidiaries following completion of the Arrangement, other than contracts entered into by Pembina and IPL in the ordinary course of business. For a description of the material contracts of Pembina and IPL, see the Pembina AIF and the IPL AIF, respectively, which are incorporated by reference in this Joint Information Circular. See Appendix I – “Information Concerning Pembina Pipeline Corporation” and Appendix H – “Information Concerning Inter Pipeline Ltd.”.

Auditors, Registrar and Transfer Agent

Following completion of the Arrangement, the auditors of Pembina will continue to be KPMG LLP.

Following completion of the Arrangement, the registrar and transfer agent for the Pembina Common Shares will continue to be Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta, Canada and Toronto, Ontario, Canada. The co-transfer agent and registrar for the Pembina Common Shares in the U.S. will continue to be Computershare Investor Services U.S., at its principal office in Golden, Colorado, U.S.

Risk Factors

An investment in the Pembina Common Shares is subject to certain risks. In addition to the risks set out in the documents incorporated by reference in this Joint Information Circular with respect to the businesses and operations of each of Pembina and IPL, including the Pembina AIF and IPL AIF, respectively, the proposed acquisition by Pembina of IPL in connection with the Arrangement is subject to certain risks. See “Risk Factors”. For additional information with respect to the risks of Pembina’s business, see Appendix I – “Information Concerning Pembina Pipeline Corporation”, and for additional information with respect to the risks of IPL’s business, see Appendix H – “Information Concerning Inter Pipeline Ltd.”. IPL Shareholders and Pembina Shareholders should carefully consider such risk factors in evaluating whether to approve the Arrangement Resolution and the Pembina Common Share Issuance Resolution, as applicable.

TIMING

If the Meetings are held as scheduled and are not adjourned or postponed, and the necessary conditions for completion of the Arrangement are otherwise satisfied or waived, Inter Pipeline is expected to apply for the Final Order approving the Arrangement on or about July 30, 2021. If the Final Order is obtained in form and substance satisfactory to Inter Pipeline and Pembina and all other conditions set forth in the Arrangement Agreement are otherwise satisfied or waived, including with respect to Key Regulatory Approvals, Inter Pipeline and Pembina expect the Effective Date will occur late in the third quarter or early in the fourth quarter of 2021. It is not possible, however, to state with certainty when the Effective Date will occur and it is possible that factors outside the control of Inter Pipeline and/or Pembina could result in the Arrangement being completed at a later date, or not at all. Subject to certain limitations, each Party may terminate the Arrangement Agreement if the Arrangement is not consummated by January 5, 2022, or such later date as may be agreed to in writing by the Parties, subject to the right of either Party to extend the Outside Date for up to an additional 90 days (in 30-day increments), by giving written notice to the other Party, if a Regulatory Approval has not been obtained,

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

The Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order or the failure to receive any Key Regulatory Approvals in a timely manner.

RISK FACTORS

IPL Shareholders voting in favour of the Arrangement Resolution and Pembina Shareholders voting in favour of the Pembina Common Share Issuance Resolution will be choosing to combine the businesses of Inter Pipeline and Pembina and, in the case of IPL Shareholders, to acquire Pembina Common Shares. The completion of the Arrangement and the acquisition of Pembina Common Shares involves risks. In addition to the risk factors present in each of Inter Pipeline’s and Pembina’s businesses, described under “Risk Factors” in the IPL AIF and the Pembina AIF, each of which is incorporated by reference herein, IPL Shareholders and Pembina Shareholders should carefully consider the following risk factors in evaluating whether to approve the Arrangement Resolution and the Pembina Common Share Issuance Resolution, as applicable. Readers are cautioned that such risk factors are not exhaustive. These risk factors should be considered in conjunction with the other information included in this Joint Information Circular, including the documents incorporated by reference herein and the documents filed by Inter Pipeline and Pembina pursuant to applicable Laws from time to time.

Possible Failure to Realize Anticipated Benefits of the Arrangement

Inter Pipeline and Pembina are proposing to complete the Arrangement to create the opportunity to realize certain anticipated benefits including, among other things, those set forth in this Joint Information Circular “The Arrangement – Reasons for and Benefits of the Arrangement”, “The Arrangement – Additional Reasons and Benefits for IPL Shareholders”, “The Arrangement – Additional Reasons and Benefits for Pembina Shareholders” and “Pro Forma Information Concerning Pembina After Giving Effect to the Arrangement”. The Arrangement is subject to normal commercial risks that such transaction may not be completed on the terms negotiated or at all. Inter Pipeline and Pembina are proposing to complete the Arrangement to create a leader in energy infrastructure and realize certain benefits including, among other things, potential synergies and cost savings. Achieving the benefits of the Arrangement depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Pembina’s ability to realize the anticipated growth opportunities and synergies from integrating the respective businesses of Inter Pipeline and Pembina following completion of the Arrangement.

Achieving the benefits of the Arrangement also depends on the ability of Pembina to realize the anticipated capital and operating synergies and to maximize the potential of its improved growth opportunities and capital funding opportunities as a result of combining the businesses and operations of Inter Pipeline and Pembina.

The integration of the Inter Pipeline assets will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and operational matters. The integration process may result in the loss of key employees and the disruption of ongoing business and employee relationships that may adversely affect Pembina’s ability to achieve the anticipated benefits of the Arrangement. A variety of factors, including the risk factors set forth in this Joint Information Circular and the documents incorporated by reference herein, may adversely affect the ability of Pembina to achieve the anticipated benefits of the Arrangement.

Satisfaction of Conditions Precedent

The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Inter Pipeline and Pembina. Among other things, completion of the Arrangement is subject to the approval of the Court, the approval of the Arrangement Resolution by the IPL Shareholders, the approval of the Pembina Common Share Issuance Resolution by Pembina Shareholders and obtaining all Regulatory Approvals, including the Key Regulatory Approvals (being the Competition Act Approval, CTA Approval, and HSR Approval). A substantial delay in obtaining the Regulatory Approvals, including the Key Regulatory Approvals, or the imposition of unfavourable terms or conditions to the Regulatory Approvals, including the Key Regulatory Approvals, could delay the Effective Date and may adversely affect the business, financial condition and/or results of Inter Pipeline, Pembina, or Pembina following completion of the Arrangement. There is no certainty, nor can Inter Pipeline or Pembina provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If for any reason the Arrangement is not completed, or is materially delayed, the market price of the IPL Common Shares and/or the Pembina Common Shares may be adversely affected. In addition, if the Arrangement is not completed, Inter Pipeline and/or Pembina could be subject to litigation related to the failure to complete the Arrangement or to require Inter Pipeline or Pembina to perform their respective obligations under the Arrangement Agreement.

Governmental Entities or others could take action under antitrust or competition laws, including seeking to prevent the Arrangement from occurring, to rescind or dissolve the Arrangement or to conditionally approve the Arrangement upon the divestiture of certain assets of Inter Pipeline or Pembina or other remedies. There can be no assurance that a challenge to the Arrangement on antitrust or competition law grounds will not be made, or if a challenge is made, whether or not it will be successful. The requirement to take certain actions or to agree to certain conditions to satisfy such antitrust requirements or obtain any such antitrust approvals may have a material and adverse effect on the business and affairs of Pembina or the trading price of the Pembina Common Shares after completion of the Arrangement.

Even if all approvals, orders and consents are obtained and conditions precedent to the completion of the Arrangement are satisfied, no assurance can be made as to the terms, conditions and timing of such approvals, orders and consents. These approvals, orders and consents may impose conditions on or require divestitures relating to the divisions, operations or assets of Inter Pipeline and/or Pembina or may impose requirements, limitations or costs or place restrictions on the conduct of Pembina’s or Inter Pipeline’s respective businesses, and if such approvals, orders or consents require an extended period of time to be obtained, such extended period of time could increase the chance that an adverse event occurs with respect to Pembina or Inter Pipeline. Such extended period of time may also increase the chance that other adverse effects with respect to Pembina and/or Inter Pipeline could occur, such as the loss of key personnel. Each Party’s obligation to complete the Arrangement is also subject to the accuracy of the representations and warranties of the other Party (subject to certain qualifications and exceptions) and the performance in all material respects of the other Party’s covenants under the Arrangement Agreement. As a result of these conditions, the Parties cannot provide assurance that the Arrangement will be completed on the terms or timeline contemplated in the Arrangement Agreement, or at all.

Integration of Business Activities

Completion of the Arrangement will result in the integration of the current business activities currently carried on by Inter Pipeline into Pembina’s business. The integration of these activities into Pembina’s business may expose IPL Shareholders and Pembina Shareholders to different business risks than those to which they were exposed prior to the Arrangement. As a result of the changing risk profile of the companies, Pembina may be subject to review of its credit ratings, which may result in a downgrade or negative outlook being assigned to Pembina following the completion of the Arrangement.

The integration of Inter Pipeline into the business of Pembina will require the dedication of substantial effort, time and resources on the part of management which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. In addition, the integration process could result in disruption of existing relationships with suppliers, employees, customers and other constituencies of each company. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated to result from the Arrangement. Most operational and strategic decisions and certain staffing decisions with respect to integration have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies which may be geographically separated, unanticipated liabilities and unanticipated costs. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with customers, suppliers, employees or to achieve the anticipated benefits of the Arrangement. The performance of Pembina’s operations following completion of the Arrangement could be adversely affected if Pembina cannot retain key employees to assist in the integration and operation of Inter Pipeline.

Any inability of management to successfully integrate the operations could have a material adverse effect on the business, financial condition and results of operations of Pembina following the Arrangement.

After the completion of the Arrangement, Pembina will face many of the same risks that each of Inter Pipeline and Pembina currently face, in addition to other risks.

Pembina Business Mix Following Completion of the Arrangement will be Different than that of Pembina and Inter Pipeline as Separate Entities

Pembina’s business is focused on the transportation of various hydrocarbon liquids and natural gas products produced primarily in western Canada, as well as owning its gas gathering and processing facilities, owning an oil and natural gas liquids infrastructure and logistics business and growing an export and terminals business. Inter Pipeline’s business is focused on the transportation, processing, marketing and storage of commodities and petrochemical products across western Canada and Europe and the development of the HPC Project. Pembina’s business following completion of the Arrangement will be a combination of these businesses, which will result in a different business mix than the current businesses of Pembina and Inter Pipeline, respectively, and which may subject Pembina following completion of the Arrangement to different business risks than those which are currently applicable to Pembina and Inter Pipeline as separate entities.

Market Price of Shares

If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of the IPL Common Shares and/or the Pembina Common Shares may be materially adversely affected. The trading prices of the Pembina Common Shares and the IPL Common Shares may be subject to material fluctuations and may increase or decrease in response to a number of events and factors, including: (a) changes in the market price of the commodities that Inter Pipeline and Pembina and, following completion of the Arrangement, Pembina, transport and transact in; (b) current events, including the COVID-19 pandemic, affecting the economic situation in Canada, the United States and internationally; (c) trends in the global oil and natural gas industry; (d) regulatory and/or government actions, rulings or policies; (e) changes in financial estimates and recommendations by securities analysts or rating agencies; (f) acquisitions and financings; (g) the economics of current and future projects of Inter Pipeline, Pembina or, following completion of the Arrangement, Pembina; (h) quarterly variations in operating results; and (i) the operating and share price performance of other companies, including those that investors may consider to be comparable.

The Arrangement Agreement May Be Terminated

Each of Inter Pipeline and Pembina has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can either of Inter Pipeline or Pembina provide any assurance, that the Arrangement Agreement will not be terminated by either Inter Pipeline or Pembina before the completion of the Arrangement. For instance, Inter Pipeline and Pembina have the right to terminate the Arrangement Agreement in certain circumstances including upon Inter Pipeline accepting a Superior Proposal or upon the occurrence of any other IPL Termination Fee Event or Reverse Termination Fee Event, or if a Material Adverse Change occurs in respect of the other Party.

In addition, certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Inter Pipeline and Pembina even if the Arrangement is not completed.

Under the Arrangement Agreement, Inter Pipeline is required to pay to Pembina, the IPL Termination Fee in certain circumstances. This termination amount may discourage other parties from attempting to enter into a business transaction with Inter Pipeline, even if those parties would otherwise be willing to enter into an agreement with Inter Pipeline for a transaction and would be prepared to pay consideration with a higher price per IPL Common Shares or cash market value than the market value per IPL Common Share proposed to be received or realized in the Arrangement.

If the Arrangement is not completed for any reason, including in the event the IPL Shareholders or Pembina Shareholders, respectively, do not approve the matters required to be voted on thereby, the ongoing businesses of Pembina and Inter Pipeline may be adversely affected and, without realizing any of the anticipated benefits of having completed the Arrangement, Inter Pipeline and Pembina would be subject to a number of risks, including the following:

•

Inter Pipeline and Pembina may experience negative reactions from the financial markets, including a decline of their respective share prices (which may reflect a market assumption that the Arrangement will be completed);

•

Inter Pipeline and Pembina may experience negative reactions from the investment community, their respective customers, suppliers, regulators and employees and other partners in the business community;

•	Inter Pipeline and Pembina may be required to pay certain costs relating to the Arrangement, whether or not the Arrangement is completed; and

•

matters relating to the Arrangement will have required substantial commitments of time and other resources by Pembina’s and Inter Pipeline’s management, which may otherwise have been devoted to day-to-day operations and strategic opportunities that may have been beneficial to Inter Pipeline and Pembina had the Arrangement not been contemplated.

See “Effect of the Arrangement – The Arrangement Agreement – Termination – Termination Fees” and “Effect of the Arrangement – IPL Support Agreements”.

While the Arrangement is Pending, Inter Pipeline and Pembina are Restricted from Taking Certain Actions

The Arrangement Agreement restricts Inter Pipeline and Pembina from taking specified actions until the Arrangement is completed, without the consent of the other Party. These restrictions may prevent Inter Pipeline and/or Pembina from pursuing attractive business opportunities that may arise prior to completion or termination of the Arrangement.

The Exchange Ratio is fixed and will not be adjusted in the event of any change in either Inter Pipeline’s or Pembina’s Respective Share Prices

Upon closing of the Arrangement, each IPL Shareholder (other than a Dissenting IPL Shareholder) will receive such number of Pembina Common Shares equal to the Exchange Ratio in respect of each IPL Common Share held by such IPL Shareholder. The Exchange Ratio is fixed in the Plan of Arrangement and will not be adjusted for changes in the market price of either the IPL Common Shares or the Pembina Common Shares. Changes in the price of the Pembina Common Shares prior to the consummation of the Arrangement will affect the market value that IPL Shareholders will be entitled to receive upon closing. Neither Inter Pipeline nor Pembina is permitted to terminate the Arrangement Agreement or, in the case of Inter Pipeline, resolicit the vote of the IPL Shareholders, solely because of changes in the market price of either Party’s common shares. Share price changes may result from a variety of factors (many of which are beyond Pembina’s or Inter Pipeline’s control), including the risk factors identified in the IPL AIF and the Pembina AIF, respectively.

Inter Pipeline Dissent Rights

IPL Shareholders have the right to exercise certain dissent and appraisal rights and demand payment of the fair value of their IPL Common Shares in cash in connection with the Arrangement in accordance with the ABCA and the Interim Order. If there are a significant number of Dissenting IPL Shareholders, a substantial cash payment may be required to be made to such IPL Shareholders that could have an adverse effect on Pembina’s financial condition and cash resources if the Arrangement is completed. It is a condition to the completion of the Arrangement in favour of Pembina that (a) if Brookfield or its affiliates or any Person or group of Persons acting jointly or in concert with Brookfield has validly exercised Dissent Rights in respect of the Arrangement, holders of not greater than 15% of the outstanding IPL Common Shares shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date; or (b) if neither Brookfield nor its affiliates nor any Person or group of Persons acting jointly or in concert with Brookfield has validly exercised Dissent Rights in respect of the Arrangement, holders of not greater than 5% of the outstanding IPL Common Shares shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

Potential Undisclosed Liabilities Associated with the Arrangement

In connection with the Arrangement, there may be liabilities that Pembina or Inter Pipeline failed to discover or were unable to quantify in their respective due diligence, which due diligence was conducted prior to the execution of the Arrangement Agreement. It is possible that Inter Pipeline or Pembina may not be indemnified for some or all of such undisclosed liabilities.

Trading Access

The IPL Common Shares are currently listed on the TSX. Following completion of the Arrangement, it is anticipated that the IPL Common Shares will be delisted from the TSX within two to three trading days following receipt of the required documentation.

Although Pembina has applied to list the Pembina Common Shares issuable pursuant to the Arrangement on the TSX and the NYSE, there can be no assurance that such listing will occur in a timely manner or at all.

Pro Forma Financial and Operational Information may not be Indicative of Pembina’s Financial Condition or Performance or Results of Operations following the Arrangement

The unaudited pro forma financial and operational information contained in this Joint Information Circular is presented for illustrative purposes only as of the dates or for the periods indicated therein and may not be indicative of the financial condition, performance or results of operations of Pembina following completion of the Arrangement for several reasons. The unaudited pro forma financial information has been derived from the respective historical financial statements of Pembina and Inter Pipeline, and certain adjustments and assumptions made as of the dates indicated therein have been made to give effect to the Arrangement. The information upon which these adjustments and assumptions have been made is preliminary and such adjustments and assumptions are difficult to make with complete accuracy. Moreover, the unaudited pro forma financial information does not include, among other things, estimated costs or synergies, adjustments related to restructuring or integration activities, future acquisitions or disposals not yet known or probable, or impacts of Arrangement-related change in control provisions that are currently not factually supportable and/or likely to occur. Therefore, the pro forma financial and operational information contained herein is presented for informational purposes only and is not necessarily indicative of what Pembina’s actual financial condition, performance or results of operations would have been had the Arrangement been completed on the date indicated. Accordingly, Pembina’s business, assets, results of operations and financial condition or performance following the Arrangement may differ significantly from those indicated in the unaudited pro forma financial information. See Appendix G – “Pro Forma Consolidated Financial Statements of Pembina Pipeline Corporation”.

The Credit Ratings of Pembina will be Subject to Ongoing Evaluation

Pembina’s credit ratings upon completion of the Arrangement will reflect each rating organization’s opinion of Pembina’s financial strength, operating performance and ability to meet the obligations associated with its securities following completion of the Arrangement. The credit rating of Pembina following the Arrangement will be subject to ongoing evaluation by credit rating agencies, and there can be no assurance that Pembina’s current ratings will be maintained in the future. Downgrades in Pembina’s credit ratings could adversely affect its business, cash flows, financial condition, operating results, and share and debt prices.

Income Tax Laws

There can be no assurance that the CRA, the IRS or other applicable taxing authorities will agree with the Canadian and U.S. federal income tax consequences of the Arrangement, as applicable, as summarized in this Joint Information Circular. Furthermore, there can be no assurance that applicable Canadian and U.S. income tax Laws, regulations or tax treaties will not be changed or interpreted in a manner, or that applicable taxing authorities will not take administrative positions, that are adverse to IPL Shareholders in respect of the Arrangement or to Pembina and its securityholders following completion of the Arrangement. Such taxation authorities may also disagree with how Pembina and/or Inter Pipeline calculate or have in the past calculated their income for income tax purposes. In addition, the Arrangement and related transactions may restrict the ability of Pembina following completion of the Arrangement to use certain pre-combination tax attributes of either or both of Pembina and Inter Pipeline. Any such events could adversely affect Pembina, its share price or the dividends or other payments to be paid to Pembina’s Shareholders following completion of the Arrangement.

Future Dividends on Pembina Common Shares

There can be no assurance as to future dividend payments by Pembina on the Pembina Common Shares or the level thereof, including the intended increases (subject to approval of the Pembina Board) following completion of the Arrangement, as Pembina’s dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, operating cash flow generated by Pembina and its Subsidiaries, financial requirements for Pembina’s operations, the execution of its growth strategy and the satisfaction of solvency tests imposed by the ABCA for the declaration and payment of dividends.

Pembina and Inter Pipeline may be the Targets of Legal Claims, Securities Class Actions, Derivative Lawsuits and Other Claims

Pembina and Inter Pipeline may be the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to merge, to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Pembina and Inter Pipeline seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert the time and resources of management. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, that injunction may delay or prevent the Arrangement from being completed.

In addition, political and public attitudes towards the Arrangement could result in negative press coverage and other adverse public statements affecting Pembina and Inter Pipeline. Adverse press coverage and other adverse statements could lead to investigations by regulators, legislators and law enforcement officials or in legal claims or otherwise negatively impact the ability of Pembina, Inter Pipeline or Pembina following completion of the Arrangement to take advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing such negative publicity, may have a material adverse effect on Pembina, Inter Pipeline or Pembina following completion of the Arrangement.

Inter Pipeline directors and officers may have interests in the Arrangement different from the interests of IPL Shareholders following completion of the Arrangement

Certain of the directors and executive officers of Inter Pipeline were involved with negotiating the terms of the Arrangement Agreement, and the IPL Board has unanimously recommended that IPL Shareholders vote in favour of the Arrangement Resolution. These directors and executive officers may have interests in the Arrangement that are different from, or in addition to, those of IPL Shareholders generally. These interests include, but are not limited to, the employment status of certain executive officers of Inter Pipeline following the Arrangement and the continued service of certain directors of Inter Pipeline as directors of Pembina. Pembina has not made any commitments (in the Arrangement Agreement or otherwise) or determinations with respect to such matters as of the date of this Joint Information Circular. For further information, see “Interests of Certain Persons or Companies in the Arrangement”. IPL Shareholders should be aware of these interests when they consider IPL Board’s recommendation. The IPL Special Committee and IPL Board were aware of, and considered, these interests when they declared the advisability of the Arrangement Agreement and when the IPL Board unanimously recommended that IPL Shareholders approve the Arrangement Resolution.

INFORMATION CONCERNING INTER PIPELINE LTD.

See Appendix H – “Information Concerning Inter Pipeline Ltd.” attached to this Joint Information Circular for detailed information concerning Inter Pipeline.

INFORMATION CONCERNING PEMBINA PIPELINE CORPORATION

See Appendix I – “Information Concerning Pembina Pipeline Corporation” attached to this Joint Information Circular for detailed information concerning Pembina.

MATTERS TO BE CONSIDERED AT THE IPL SHAREHOLDERS’ MEETING

Arrangement Resolution

At the IPL Shareholders’ Meeting, IPL Shareholders will be asked to consider the Arrangement Resolution in the form set forth in Appendix A of this Joint Information Circular.

Pursuant to the Interim Order, the Arrangement Resolution must, subject to further order of the Court, be approved by not less than 66 2⁄3% of the votes cast by IPL Shareholders, present in person (virtually) or represented by proxy at the IPL Shareholders’ Meeting. It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the IPL Shareholders’ Meeting. Accordingly, if the Arrangement Resolution is not approved by IPL Shareholders, the Arrangement will not be completed. However, the Arrangement Resolution authorizes the IPL Board, without further notice to or approval of IPL Shareholders: (a) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement and the Plan of Arrangement; and (b) subject to the terms of the Arrangement Agreement, to disregard the IPL Shareholders’ approval and not proceed with the Arrangement.

IPL Shareholders are urged to carefully review this Joint Information Circular when considering the Arrangement Resolution. In particular, see “The Arrangement”, “Effect of the Arrangement” and Appendix I – “Information Concerning Pembina Pipeline Corporation”. For information relating to the impact of the Arrangement on Inter Pipeline and Pembina, see “Pro Forma Information Concerning Pembina After Giving Effect to the Arrangement”.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxy in favour of the Arrangement Resolution.

In addition to the Arrangement Resolution, IPL Shareholders will also be asked to consider at the IPL Shareholders’ Meeting the following annual and ordinary business matters.

Receive the consolidated IPL Annual Financial Statements and the auditors’ report

Any IPL Shareholder who requested to receive a copy will have received IPL Annual Financial Statements and the auditors’ report, which are included by reference in Inter Pipeline’s 2020 annual report. Copies of these materials are also available on Inter Pipeline’s website (www.interpipeline.com), on SEDAR (www.sedar.com), or any IPL Shareholder can request a copy from Inter Pipeline’s Investor Relations department via email at investorrelations@interpipeline.com or by phone at 1-866-716-7473.

Elect the Directors of Inter Pipeline

At the IPL Shareholders’ Meeting, IPL Shareholders will vote on electing nine directors to the IPL Board:

1.	Margaret McKenzie	4.	Peter Cella	7.	Arthur Korpach

2.	Christian Bayle	5.	Julie Dill	8.	Alison Taylor Love

3.	Shelley Brown	6.	Duane Keinick	9.	Wayne Smith

All of the nominated directors currently serve on the IPL Board and were elected at the 2020 annual meeting of IPL Shareholders. The director profiles below provide detailed information about each director’s skills and experience, 2020 attendance record, securities ownership and other public company directorships. Voting results for each of the directors at Inter Pipeline’s 2020 annual meeting of IPL Shareholders are set under the heading “Inter Pipeline Director Voting Results” below. Mr. Richard Shaw retired from the IPL Board effective March 18, 2021 and Mr. Brant Sangster will retire from the IPL Board effective as of the date of the IPL Shareholders’ Meeting, or any adjournment or postponement thereof, and, accordingly, they will not be standing for re-election at the IPL Shareholders’ Meeting. Directors will serve until the earlier of the Effective Time, the next annual meeting of IPL Shareholders, or until their successors are elected or appointed.

Inter Pipeline has adopted a majority voting policy in respect of its election of directors. See “IPL Majority Voting Policy” below.

The form of proxy allows IPL Shareholders to vote for all of the nominees, vote for some of the nominees and withhold votes for others, or withhold the vote for all of the nominees. The IPL Board recommends that IPL Shareholders vote for electing all of the nominated directors to the IPL Board to hold office until the earlier of the Effective Time, the next annual meeting of IPL Shareholders, or until their successors are elected or appointed. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxy for all of the nominees.

Appoint the Auditors

IPL Shareholders will vote on appointing Inter Pipeline’s external auditors. The Audit Committee and the IPL Board propose that EY, IPL’s current external auditors, be appointed as auditors to serve until the next annual meeting of IPL Shareholders. The Audit Committee will recommend EY’s compensation to the IPL Board for its review and approval.

IPL Shareholders can find other information about the audit committee, as required under National Instrument 52-110 – Audit Committees, in the IPL AIF, which is incorporated by reference in this Joint Information Circular.

The IPL Board recommends IPL Shareholders vote for appointing EY as Inter Pipeline’s auditors to hold office until the next annual meeting of IPL Shareholders. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxy in favour for the appointment of EY as IPL’s auditors.

Vote on Inter Pipeline’s Approach to Executive Compensation

A key principle underlying IPL’s executive compensation is “pay for performance”. Inter Pipeline believes that linking compensation with strategy and corporate performance helps it attract and retain excellent employees and motivates them to focus on IPL’s success. A detailed discussion of Inter Pipeline’s executive compensation program can be found in Appendix H – “Information Concerning Inter Pipeline Ltd. – Executive Compensation”.

IPL Shareholders will have the opportunity to vote for or against Inter Pipeline’s approach to executive compensation. Effectively, this gives IPL Shareholders a “say on pay”. This is an advisory vote, so the results will not be binding on the IPL Board. The IPL Board will, however, consider the outcome of the vote as part of its ongoing review of executive compensation.

IPL Shareholders will be asked to consider, and if deemed advisable, approve the following non-binding resolution:

RESOLVED, as an ordinary resolution and on an advisory basis and not to diminish the role and responsibilities of the IPL Board, that the IPL Shareholders accept the approach to Inter Pipeline’s executive compensation disclosed in the Joint Information Circular delivered in advance of the IPL Shareholders’ Meeting.

This resolution conforms to the language of the resolution recommended by the Canadian Coalition for Good Governance. The IPL Board recommends IPL Shareholders vote for this resolution.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxy in favour of Inter Pipeline’s approach to executive compensation, as described in Appendix H – “Information Concerning Inter Pipeline Ltd. – Executive Compensation”.

Other Business

IPL Shareholders (or their proxyholders) will vote on any other items of business that may be properly brought before the IPL Shareholders’ Meeting. As of the date of this Joint Information Circular, Inter Pipeline is not aware of any other matters to be brought before the IPL Shareholders’ Meeting, other than those matters discussed in this Joint Information Circular that are relevant to Inter Pipeline and IPL Shareholders, including the Arrangement.

Voting and Director Matters at the IPL Shareholders’ Meeting

The Nominated Directors

Inter Pipeline’s articles state that the IPL Board must have a minimum of three and a maximum of eleven directors. The IPL Board has fixed the number of nominated directors to be elected by IPL Shareholders at the IPL Shareholders’ Meeting at nine.

All of the nominated directors currently serve on the IPL Board. The nominated directors have a strong range of skills and experience. Inter Pipeline believes that each nominated director is willing and able to serve on the IPL Board until the earlier of the Effective Time, the next annual meeting of IPL Shareholders, or until their successors are elected or appointed. If any of them is unable to serve, an IPL Shareholder (or their proxyholder) can vote for another nominated director, unless such IPL Shareholder has indicated that the vote should be withheld.

At the date of the IPL Shareholders’ Meeting, eight of the nine nominated directors will be independent within the meaning of Canadian Securities Laws, meaning, in general, that they do not have any relationships that might compromise their ability to use independent judgment or to act in Inter Pipeline’s best interests. Mr. Bayle is the current President and Chief Executive Officer of Inter Pipeline and is therefore not independent.

Inter Pipeline’s Policy on Majority Voting

The IPL Board has adopted a majority voting policy for directors that requires individual voting by ballot for each director.

Pursuant to this policy, if any nominee for director of IPL receives a greater number of votes “withheld” from his or her election than votes “for” his or her election (a “majority withhold vote”), then promptly following a majority withhold vote such nominee will tender his or her resignation for consideration by the IPL Board to the chair of the Human Resources and Governance Committee of the IPL Board. This resignation will be effective upon acceptance by the IPL Board. If the chair of the Human Resources and Governance Committee received a majority withhold vote, then he or she will tender his or her resignation to the Chair of the IPL Board.

The human resources and governance committee of Inter Pipeline will promptly consider the tendered resignation and recommend to the IPL Board whether to accept or reject it. In determining whether to recommend acceptance or rejection of the tendered resignation, the Human Resources and Governance Committee will consider all factors it deems relevant, including, without limitation: the reasons, if known, why IPL Shareholders “withheld” or were requested to “withhold” votes from the director. In particular, the Human Resources and Governance Committee will consider: if IPL Shareholders “withheld” or were requested to “withhold” votes from the director for reasons other than the qualifications or individual actions of the director; the director’s length of service and qualifications; the director’s share ownership; the director’s contributions to Inter Pipeline; the current mix of skills and attributes of the directors on the IPL Board; the impact with respect to covenants in agreements or plans, if any; and legal requirements, policies or guidelines (regulatory, securities or corporate laws, or stock exchange rules) for director numbers and qualifications.

The IPL Board will consider the Human Resources and Governance Committee’s recommendation not later than 90 days following the date of the meeting of the IPL Shareholders at which the election occurred. In deciding whether to accept or reject the tendered resignation, the IPL Board will consider the factors considered by the Human Resources and Governance Committee and any additional information and factors the IPL Board believes to be relevant. Generally, it is expected that the IPL Board will accept a resignation absent exceptional circumstances.

Promptly following the IPL Board’s decision, Inter Pipeline will disclose that decision, including an explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation, in a press release and provide a copy of the press release to the TSX. If the IPL Board decides to accept the director’s resignation, the Human Resources and Governance Committee will recommend to the IPL Board whether to fill the resulting vacancy or to continue with the reduced size of the board.

Any director who tenders his or her resignation pursuant to the majority voting policy will not participate in the Human Resources and Governance Committee recommendation or the IPL Board consideration of whether to accept or reject the tendered resignation. If a majority of the members of the Human Resources and Governance Committee received a majority withhold vote at the same election, then the directors who did not receive a majority withhold vote will appoint an IPL Board committee among themselves solely for the purpose of considering the tendered resignations and such special committee will recommend to the IPL Board whether to accept or reject them within the 90 day period. If a sufficient number of directors have received a majority withhold vote and have tendered a resignation in accordance with the majority voting policy such that the IPL Board would no longer have a quorum if all resignations were accepted, then such directors who have tendered a resignation in accordance with the majority voting policy shall not vote in any meeting of the IPL Board at which his or her resignation is considered. However, in that case, each such director present at a meeting of the IPL Board may be counted for the purpose of determining whether the IPL Board has quorum at the particular meeting. Except as set forth in this paragraph, a director who tenders his or her resignation pursuant to the majority voting policy will continue to participate in all meetings of the IPL Board and any applicable committees of the IPL Board on which such director serves until such time, if applicable, as the IPL Board decides to accept the director’s tendered resignation.

In the event that any director who received a majority withhold vote does not tender his or her resignation in accordance with the majority voting policy, he or she shall not be re-nominated by the IPL Board and shall not be entitled to any benefits (financial or otherwise) of a director or former director of Inter Pipeline.

The IPL Board and the Human Resources and Governance Committee may adopt such procedures as it sees fit to assist in its determinations under the majority voting policy.

Inter Pipeline’s majority voting policy applies only to uncontested elections. An “uncontested election” means any election of directors where the election does not involve the circulation of proxy material required by applicable Canadian Securities Laws in support of one or more nominees who are not part of the slate supported by the IPL Board.

Advance Notice By-Law

Inter Pipeline’s by-laws set forth a procedure requiring advance notice to Inter Pipeline by any IPL Shareholder who intends to nominate a person for election as a director of Inter Pipeline other than pursuant to: (a) a requisition of a meeting made pursuant to the provisions of the ABCA; or (b) an IPL Shareholder proposal made pursuant to the provisions of the ABCA. Among other things, Inter Pipeline’s by-laws set a deadline by which such IPL Shareholders must notify Inter Pipeline in writing of an intention to nominate directors prior to any meeting of IPL Shareholders at which directors are to be elected and specify the information that a nominating IPL Shareholder must include in the notice in order for director nominees to be eligible for nomination and election at such meeting.

In the case of an annual meeting of IPL Shareholders, notice to Inter Pipeline must be made not less than 30 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the tenth day following such public announcement.

In the case of a special meeting (which is not also an annual meeting) of IPL Shareholders called for any purpose including the election of directors, notice to Inter Pipeline must be made not later than the close of business on the 15th day following the date on which the first public announcement of the date of the special meeting of IPL Shareholders was made.

In the event of an adjournment or postponement of an annual meeting or special meeting of IPL Shareholders or any announcement thereof, a new time period shall commence for the giving of timely notice.

A copy of Inter Pipeline’s by-laws is publicly available on its website at www.interpipeline.com.

Director Profiles

The following profiles give information about each nominated director of Inter Pipeline, including their background and experience, meeting attendance, security ownership and other public company boards on which they serve. For further details on attendance, see “Attendance, Participation and Quorum” in Appendix H – “Information Concerning Inter Pipeline Ltd.”

Holdings of IPL Common Shares, IPL RSUs, and IPL PSUs are as of June 16, 2021. The value of IPL Common Shares is based on the greater of: (a) $20.56, which is the closing price of IPL Common Shares on the TSX on June 16, 2021; and (b) the original cost of the IPL Common Shares by the applicable director or officer. The value of IPL RSUs is based on the greater of: (a) the average closing price of the IPL Common Shares on the TSX from June 10, 2020 to June 16, 2021 (being $20.29, plus accrued notional dividends; and (b) the grant value of the applicable IPL RSU. The value of IPL PSUs is based on the greater of: (a) the volume weighted average of the trading price of IPL Common Shares on the TSX for the twenty trading day period immediately prior to June 16, 2021 (being $19.29), plus accrued notional dividends, and assuming a “Performance Multiplier” of 1.0; and (b) the grant value of the applicable IPL PSU.

Non-management directors of Inter Pipeline as a group beneficially own, direct or control 222,226 IPL Common Shares and 182,880 IPL RSUs, totalling $8,538,844. For further information, see Appendix H – “Executive and Director Compensation – Information Concerning Inter Pipeline Ltd. – Executive and Director Compensation”.

MARGARET MCKENZIE

Director since

August 6, 2015

Alberta, Canada

Age: 59

SKILLS AND EXPERIENCE

Oil and Gas and Energy Infrastructure

Corporate Executive Leadership

Strategic Development and Leading Growth

Board and Governance Experience

Financial Acumen and Capital Markets

Sustainable Business Practices and Social Responsibility Human

Resources Management and Compensation

Risk Management

Mergers and Acquisitions

Shareholder and Stakeholder Relations and Corporate

Communications

Major Capital Projects

Ms. McKenzie* is the current Chair of the IPL Board. She has more than 30 years experience in the energy sector primarily in the areas of finance, accounting, compensation and corporate governance. She was the Chief Financial Officer and a founder of Range Royalty Management Ltd., a private entity focused on acquiring oil and natural gas royalties in Western Canada from 2006 to 2014 and the Chief Financial Officer of Profico Energy Management Ltd., a private exploration and production company, from 2000 to 2006. Ms. McKenzie has served on both public and private company boards since 2006. Ms. McKenzie holds a Bachelor of Commerce (Distinction) degree from the University of Saskatchewan and has been a Chartered Professional Accountant, CA/CPA, since 1985. In 2013, Ms. McKenzie obtained her ICD.D designation from the Institute of Corporate Directors. Ms. McKenzie participates in various industry and professional events each year to maintain up to date knowledge in her areas of expertise.

IPL Board and committee membership and attendance in 2020

IPL Board Member	18/18	100%

Audit Committee (Chair until March 1, 2021)	4/4	100%

Major Projects Review Committee	4/4	100%

Other public company boards

Canadian National Railway Company

PrairieSky Royalty Ltd.

Securities held

IPL Common Shares	20,000

IPL RSUs	23,713

Total value	$989,772

Meets share ownership guideline	Yes

*   Margaret McKenzie was a director of Endurance Energy Ltd. (“Endurance”), a private corporation engaged in the exploration and production of natural gas in western Canada. Ms. McKenzie resigned as a director of Endurance on March 31, 2016. On May 30, 2016, Endurance filed for creditor protection under the Companies Creditors’ Arrangement Act (“CCAA”). On July 4, 2017, Endurance sought and obtained an order which among other things approved a final distribution and discharge order to the lenders and a termination of the CCAA proceedings.

CHRISTIAN BAYLE

Director since

January 1, 2017

Alberta, Canada

Age: 52

SKILLS AND EXPERIENCE

Oil and Gas and Energy Infrastructure

Corporate Executive Leadership

Strategic Development and Leading Growth

Board and Governance Experience

Financial Acumen and Capital Markets

Sustainable Business Practices and Social Responsibility

Human Resources Management and Compensation

Risk Management

Commercial Management and Marketing

Mergers and Acquisitions

Shareholder and Stakeholder Relations and Corporate

Communications

International Business Experience

Major Capital Projects

Government and Regulatory Affairs

Mr. Bayle joined Inter Pipeline in 1997 and has held a number of positions of increasing responsibility. He was appointed Vice President, Operations, in January 2002 and assumed the role of Vice President, Corporate Development, in March 2005. In December of 2008, he was appointed Senior Vice President, Corporate Development. In March 2011, he was appointed Chief Operating Officer, and on January 1, 2014, he was appointed President and Chief Executive Officer. Mr. Bayle received a Bachelor of Mechanical Engineering degree from the University of Alberta in 1992 and a Masters in Engineering Management from the same university in 1993. He holds a professional engineering designation and is a member of APEGA.

IPL Board and committee membership and attendance in 2020

IPL Board Member	18/18	100%

Audit Committee	4/4	100%

Compensation Committee	2/2	100%

EH&S Committee	3/3	100%

Governance Committee	7/7	100%

Human Resources and Governance Committee*	2/2	100%

Major Projects Review Committee	4/4	100%

Other public company boards

None

Securities held

IPL Common Shares	510,000

IPL RSUs	275,332

IPL PSUs	275,332

Total value	$21,539,564

Meets share ownership guideline	Yes

*   The Compensation Committee and Governance Committee combined in May 2020 to form the Human Resources and Governance Committee.

SHELLEY BROWN

Director since

May 7, 2020

Saskatchewan, Canada

Age: 64

SKILLS AND EXPERIENCE

Oil and Gas and Energy Infrastructure

Corporate Executive Leadership

Strategic Development and Leading Growth

Board and Governance Experience

Financial Acumen and Capital Markets

Sustainable Business Practices and Social Responsibility

Human Resources Management and Compensation

Risk Management

Shareholder and Stakeholder Relations and Corporate

Communications

International Business Experience

Ms. Brown has more than 25 years of board experience serving on not-for-profit, association, and for-profit corporate boards, including Deloitte Canada, the Accounting Standards Board Oversight Council, and the University of Saskatchewan Board of Governors. She brings expertise in strategic planning, good governance, finance, and risk management. During her distinguished 40-year career in accounting, Ms. Brown was a partner in two of the world’s largest professional services firms. As chair of the Canadian Institute of Chartered Accountants, she played a key role in uniting Canada’s accounting profession, culminating in the creation of the Chartered Professional Accountants of Canada. Ms. Brown currently serves on the board and audit committee of Stantec Inc. and NorZinc Ltd. Ms. Brown holds a Bachelor of Commerce from the Edwards School of Business at the University of Saskatchewan and is a Fellow Chartered Professional Accountant of BC, Alberta, Saskatchewan and Ontario. In 2018, she was inducted into the Order of Canada for her contribution to the community and her profession.

IPL Board and committee membership and attendance in 2020*

IPL Board Member	13/13	100%

Audit Committee (Chair effective March 1, 2021)	2/2	100%

Human Resources and Governance Committee**	2/2	100%

Other public company boards

NorZinc Ltd.

Stantec Inc.

Securities held

IPL Common Shares	3,000

IPL RSUs	17,499

Total value	$416,805

Meets share ownership guideline	On track***

*	Ms. Brown joined Inter Pipeline in May 2020; her attendance record shows her applicable tenure.
**	The Compensation Committee and Governance Committee combined in May 2020 to form the Human Resources and Governance Committee.
***	Directors have five years from the date of appointment/election to meet the share ownership guideline.

PETER CELLA

Director since

May 7, 2018

Florida, USA

Age: 63

SKILLS AND EXPERIENCE

Oil and Gas and Energy Infrastructure

Corporate Executive Leadership

Strategic Development and Leading Growth

Board and Governance Experience

Financial Acumen and Capital Markets

Sustainable Business Practices and Social Responsibility

Human Resources Management and Compensation

Risk Management

Commercial Management and Marketing

Mergers and Acquisitions

Shareholder and Stakeholder Relations and Corporate

Communications

International Business Experience

Major Capital Projects

Government and Regulatory Affairs

Petrochemicals and Plastics

Mr. Cella has more than 36 years of general management and financial experience in the energy and related sectors, including nearly 30 years in the petrochemicals and polymers industry. From 2011 until his retirement in 2017, Mr. Cella was the President and Chief Executive Officer of Chevron Phillips Chemical Company LP, where he led Chevron Phillips Chemical through the development and construction of an ethane cracker and two polyethylene units. Previously, Mr. Cella served in a variety of executive posts at BASF Corporation, INEOS Nitriles (part of the INEOS Group), BP, and Innovene, LLC. He began his career at Amoco Corporation in 1981. Mr. Cella is currently an independent director on the board of frontdoor, inc. and Saudi Aramco and also serves on the board of directors for the private company ClockSpring/NRI. Mr. Cella also recently served as the Chairman of the board of directors of the American Chemistry Council and served on the board of directors and executive committee for Junior Achievement of Southeast Texas, a not-for-profit organization dedicated to improving the financial literacy and work-readiness of young people. Mr. Cella holds a Bachelor of Science degree in finance from the University of Illinois and a Master of Business Administration degree from Northwestern University.

IPL Board and committee membership and attendance in 2020

IPL Board Member	18/18	100%

Compensation Committee	2/2	100%

Governance Committee*	2/2	100%

Human Resources and Governance Committee**	2/2	100%

Major Projects Review Committee (Chair)	4/4	100%

Other public company boards

frontdoor, inc.

Saudi Aramco

Securities held

IPL Common Shares	45,000

IPL RSUs	21,512

Total value	$1,361,765

Meets share ownership guideline	Yes

*	Mr. Cella, although not a member of the governance committee at the time of the 2020 director search process, assisted the committee by attending various meetings during the search process.
**	The Compensation Committee and Governance Committee combined in May 2020 to form the Human Resources and Governance Committee.

JULIE DILL

Director since

May 7, 2018

Texas, USA

Age: 61

SKILLS AND EXPERIENCE

Oil and Gas and Energy Infrastructure

Corporate Executive Leadership

Strategic Development and Leading Growth

Board and Governance Experience

Financial Acumen and Capital Markets

Sustainable Business Practices and Social Responsibility

Human Resources Management and Compensation

Risk Management

Commercial Management and Marketing

Mergers and Acquisitions

Shareholder and Stakeholder Relations and Corporate

Communications

International Business Experience

Major Capital Projects

Government and Regulatory Affairs

Ms. Dill has a wealth of experience in the energy sector, having served in a number of executive capacities in the natural gas and power industries. Most recently and until her retirement in 2017, she served as the Chief Communications Officer of Spectra Energy Corp. from 2013 until completion of Spectra’s merger with Enbridge Inc. in the first quarter of 2017. Previously, Ms. Dill served as the Group Vice President of Strategy for Spectra and the President and CEO of Spectra Energy Partners, LP from 2012 until 2013, and prior to that she served as President of Union Gas Limited in Ontario, Canada from 2007-2011. Previously, she served in various financial and operational roles with Duke Energy, Duke Energy International and Shell Oil Company. Ms. Dill served on the board of QEP Resources from 2013 until the sale of QEP Resources and the board of Spectra Energy Partners from 2012 until the completion of the Enbridge/Spectra merger. She also currently serves on the board of Rayonier Advanced Materials, Southern Star Central Gas Pipeline, Inc., a private company, and the advisory board of the private company Centuri Construction Group. She is a member of the Advisory Council for the College of Business and Economics at New Mexico State University and participates on the Community Relations Committee of the board of Memorial Hermann Hospital in Houston, Texas. Ms. Dill holds a Bachelor of Administration degree from New Mexico State University and is a graduate of the Harvard Business School Advanced Management Program and is certified by the National Association of Corporate Directors (NACD).

IPL Board and committee membership and attendance in 2020

IPL Board Member	18/18	100%

Audit Committee	4/4	100%

EH&S Committee (Chair)	3/3	100%

Other public company boards

Rayonier Advanced Materials

Securities held

IPL Common Shares	21,000

IPL RSUs	21,512

Total value	$863,325

Meets share ownership guideline	Yes

*   Directors have five years from the date of appointment/election to meet the share ownership guideline.

DUANE KEINICK
Director since February 6, 2008
Alberta, Canada Age: 75
SKILLS AND EXPERIENCE

Oil and Gas and Energy Infrastructure

Corporate Executive Leadership

Strategic Development and Leading Growth

Board and Governance Experience

Financial Acumen and Capital Markets

Human Resources Management and Compensation

Risk Management

Commercial Management and Marketing

Mergers and Acquisitions

International Business Experience

Mr. Keinick had a distinguished career at Canadian Imperial Bank of Commerce, spanning 39 years. Mr. Keinick joined the oil and gas group in 1982 as Vice President advancing to Senior Vice President in 1986 where he had global responsibility for the bank’s energy business. In 1998, Mr. Keinick was appointed as Senior Vice President and Managing Director of CIBC World Markets Inc. where he advised on major oil and gas transactions over the seven years leading to his retirement at the end of December 2005. Mr. Keinick has served on several public company boards and many charitable and industry boards in the past. Mr. Keinick holds a Bachelor of Arts degree from the University of Calgary.

IPL Board and committee membership and attendance in 2020

IPL Board Member	18/18	100%

Compensation Committee (Chair)	2/2	100%

EH&S Committee	3/3	100%

Human Resources and Governance Committee*	2/2	100%

Other public company boards

None

Securities held

IPL Common Shares	10,650

IPL RSUs	21,512

Total value	$717,171

Meets share ownership guideline	Yes

*	The Compensation Committee and Governance Committee combined in May 2020 to form the Human Resources and Governance Committee.

ARTHUR KORPACH
Director since May 7, 2018
Alberta, Canada Age: 64
SKILLS AND EXPERIENCE

Oil and Gas and Energy Infrastructure

Corporate Executive Leadership

Strategic Development and Leading Growth

Board and Governance Experience

Financial Acumen and Capital Markets

Human Resources Management and Compensation

Risk Management

Commercial Management and Marketing

Mergers and Acquisitions

Shareholder and Stakeholder Relations and Corporate

Communications

International Business Experience

Mr. Korpach has over 30 years of investment banking and public company audit experience, with a focus on the energy sector. He is a former Vice Chairman Investment Banking of CIBC World Markets Inc. where he managed the firm’s global oil and gas business. His experience includes providing advice on strategy, business plans, capital structure, credit, financing and mergers and acquisitions. Mr. Korpach is a Chartered Business Valuator, a Fellow Chartered Accountant and a past Chair of the Accounting Standards Board of the Canadian Institute of Chartered Accountants. He has served on several public and private company boards and on a number of not for profit boards. He is also a past associate in the Creative Destruction Lab mentor program and a past Jarislowsky Fellow, both at the Haskayne School of Business at the University of Calgary. He has a Bachelor of Commerce degree from the University of Saskatchewan and a Master of Business Administration degree from Harvard Business School. Mr. Korpach holds the ICD.D designation from the Institute of Corporate Directors.

IPL Board and committee membership and attendance in 2020

IPL Board Member*	17/18	94%

Audit Committee	4/4	100%

Governance Committee	7/7	100%

Human Resources and Governance Committee**	2/2	100%

Other public company boards

Freehold Royalties Ltd.

Securities held

IPL Common Shares	18,000

IPL RSUs	21,512

Total value	$806,645

Meets share ownership guideline	Yes

*	Mr. Korpach attended all regularly scheduled meetings; his absence was due to a schedule conflict for one of the special board meetings held in 2020.
**	The Compensation Committee and Governance Committee combined in May 2020 to form the Human Resources and Governance Committee.

ALISON TAYLOR LOVE

Director since

January 1, 2014

Alberta, Canada

Age: 68

SKILLS AND EXPERIENCE

Oil and Gas and Energy Infrastructure

Corporate Executive Leadership

Board and Governance Experience

Financial Acumen and Capital Markets

Sustainable Business Practices and Social Responsibility

Human Resources Management and Compensation

Mergers and Acquisitions

Shareholder and Stakeholder Relations and Corporate

Communications

Major Projects

Government and Regulatory Affairs

Ms. Love has over 30 years’ experience as a corporate and securities lawyer, including extensive experience advising boards of directors. Most recently and until her retirement in 2013, she served as Corporate Secretary, Chief Compliance Officer and Vice President at Enbridge Inc. Prior to joining Enbridge Inc. in 2005, she served as Corporate Secretary of TransAlta Corporation and its subsidiary companies from 2002 to 2005. Ms. Love also served as Vice President Law, General Counsel and Corporate Secretary at Canadian Pacific Limited while employed with that organization from 1998 to 2001. Ms. Love has been involved with a number of community organizations and not-for-profit boards. Most recently, she served as the Vice-Chair and on the Board of Governors of the University of Calgary, as well as several of its committees. Ms. Love previously served as the Chair of the board of directors of the Calgary Foundation and on the boards of directors of the Alberta Shock Trauma Rescue Society (STARS), the United Way of Calgary and area and the Heritage Park Society. She holds a law degree from Dalhousie University and a Bachelor of Arts degree from the University of Saskatchewan. Ms. Love also holds the ICD.D designation from the Institute of Corporate Directors and a Queen’s Counsel designation in Alberta.

IPL Board and committee membership and attendance in 2020

IPL Board Member	18/18	100%

Compensation Committee	2/2	100%

EH&S Committee*	2/2	100%

Governance Committee (Chair)	7/7	100%

Human Resources and Governance Committee (Chair)**	2/2	100%

Other public company boards

None

Securities held

IPL Common Shares	32,136

IPL RSUs	21,512

Total value	$1,151,558

Meets share ownership guideline	Yes

*	Ms. Taylor Love joined the EH&S committee in May 2020; her attendance record is shown for her applicable tenure.
**	The Compensation Committee and Governance Committee combined in May 2020 to form the Human Resources and Governance Committee.

WAYNE SMITH

Director since

May 7, 2020

New Jersey, USA

Age: 61

SKILLS AND EXPERIENCE

Corporate Executive Leadership

Strategic Development and Leading Growth

Board and Governance Experience

Financial Acumen and Capital Markets

Sustainable Business Practices and Social Responsibility

Human Resources Management and Compensation

Risk Management

Commercial Management and Marketing

Mergers and Acquisitions

Shareholder and Stakeholder Relations and Corporate

Communications

International Business Experience

Major Capital Projects

Government and Regulatory Affairs

Petrochemicals and Plastics

Mr. Smith has more than 35 years of general management experience in the chemicals and industrials sectors. He served as a member of the Board of Executive Directors of BASF SE from 2012 to 2021, with global responsibility for the Chemicals and Materials Segments of BASF, as well as the research platform, Process Research and Chemical Engineering. In addition, Mr. Smith also held the position of CEO for BASF Corporation from 2015 to 2021, representing the BASF businesses in North America. Mr. Smith has served in a variety of executive positions at BASF, WR Grace, and the BOC Group. He has deep experience across broad value chains in the chemical industry, including petrochemicals, polymers, and highly specialized chemicals. He has overseen both very large capital projects and significant acquisitions. Mr. Smith began his career at General Electric in 1982. He serves on the boards of the industry association, the American Chemistry Council, and the non-profit American Council on Germany. He is a member of the Dean’s Leadership Council for the School of Engineering at Syracuse University, and is a member of the Global Advisory Council at Penn State University. Mr. Smith holds a Bachelor of Science degree in chemical engineering from Syracuse University and a Masters of Business Administration degree from the Wharton School at the University of Pennsylvania.

IPL Board and committee membership and attendance in 2020*

IPL Board Member	13/13	100%

EH&S Committee	2/2	100%

Major Projects Review Committee	2/2	100%

Other public company boards

None

Securities held

IPL Common Shares	60,740

IPL RSUs	17,499

Total value	$1,603,939

Meets share ownership guideline	Yes

*	Mr. Smith joined Inter Pipeline in May 2020; his attendance record shows his applicable tenure.

Inter Pipeline Director Voting Results

The table below shows the voting results for each of the nominated directors of IPL who stood for election at the 2020 annual meeting of IPL Shareholders.

Name	Independent	Voted For (%)	Withheld (%)

Margaret McKenzie	Yes	87.32	12.68

Christian Bayle	No	80.46	19.54

Shelley Brown	Yes	88.13	11.87

Peter Cella	Yes	88.96	11.04

Julie Dill	Yes	88.88	11.12

Duane Keinick	Yes	80.01	19.99

Arthur Korpach	Yes	88.42	11.58

Alison Taylor Love	Yes	87.61	12.39

Wayne Smith	Yes	88.93	11.07

“Say on Pay” Voting Results

71.70% of IPL Shareholders voted in favour of Inter Pipeline’s executive compensation program in the “say on pay” vote at Inter Pipeline’s 2020 annual meeting of IPL Shareholders.

See Appendix H – “Information Concerning Inter Pipeline Ltd.” for a description of Inter Pipeline’s corporate governance and director and executive compensation.

MATTERS TO BE CONSIDERED AT THE PEMBINA SHAREHOLDERS’ MEETING

As a condition to its acceptance of an issue or potential issue of listed shares as consideration for an acquisition, pursuant to section 611(c) of the TSX Company Manual, the TSX requires shareholder approval if the number of listed shares so issued or issuable exceeds 25% of the number outstanding on a non-diluted basis prior to the acquisition. For the purposes of the TSX Company Manual, the Arrangement constitutes an acquisition for which Pembina Common Shares are issuable in payment of the purchase price, and Pembina Shareholder approval is required because the maximum number of Pembina Common Shares issuable as a result of the Arrangement exceeds 25% of the outstanding Pembina Common Shares on a non-diluted basis on the date hereof.

As at June 28, 2021, there were 429,219,175 IPL Common Shares outstanding. Accordingly, based on the number of IPL Common Shares outstanding as at June 28, 2021, and assuming there are no Dissenting IPL Shareholders, Pembina will issue approximately 214,609,588 Pembina Common Shares to acquire all of the currently outstanding IPL Common Shares pursuant to the Arrangement. All of the IPL Incentive Awards will be settled immediately prior to the Effective Time through cash payments. See “Effect of the Arrangement – IPL Incentive Awards”.

Assuming there are no Dissenting IPL Shareholders, the Arrangement will result in the issuance of a total of approximately 39% of the 550,032,375 Pembina Common Shares outstanding as at June 28, 2021, based on the Exchange Ratio. Pembina Shareholders will be asked to approve the issuance of up to 216,755,684 Pembina Common Shares in connection with the Arrangement, consisting of: (a) up to 214,609,588 Pembina Common Shares issuable pursuant to the Arrangement based on the issued and outstanding IPL Common Shares as of June 28, 2021; and (b) an additional 2,146,096 Pembina Common Shares to account for clerical and administrative matters, including to settle fractional entitlements to Pembina Common Shares under the Arrangement.

If the Pembina Common Share Issuance Resolution is approved, the TSX will generally not require further Pembina Shareholder approval for the issuance of up to an additional 54,188,921 Pembina Common Shares, being 25% of the number of Pembina Common Shares approved for issuance pursuant to the Arrangement by the Pembina Shareholders.

In order to pass, the Pembina Common Share Issuance Resolution must be approved by greater than 50% of the votes cast by Pembina Shareholders, present in person (virtually) or represented by proxy at the Pembina Shareholders’ Meeting. It is a condition to the completion of the Arrangement that the Pembina Common Share Issuance Resolution be approved at the Pembina Shareholders’ Meeting. Accordingly, if the Pembina Common Share Issuance Resolution is not approved by Pembina Shareholders, the Arrangement will not be completed. However, the Pembina Common Share Issuance Resolution authorizes the Pembina Board, without further notice to or approval of Pembina Shareholders: (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement and the Plan of Arrangement; and (ii) subject to the terms of the Arrangement Agreement, to not proceed with the Arrangement.

Pembina Shareholders are urged to carefully review this Joint Information Circular when considering the Pembina Common Share Issuance Resolution. In particular, see “The Arrangement”, “Effect of the Arrangement” and Appendix H – “Information Concerning Inter Pipeline Ltd.”. For information relating to the impact of the Arrangement on Pembina, see “Pro Forma Information Concerning Pembina After Giving Effect to the Arrangement”.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxy in favour of the Pembina Common Share Issuance Resolution.

GENERAL PROXY MATTERS – INTER PIPELINE

Solicitation of Proxies

This Joint Information Circular is delivered in connection with the solicitation by or on behalf of management of Inter Pipeline of proxies for use at the IPL Shareholders’ Meeting. The cost of soliciting proxies will be borne by Inter Pipeline. The solicitation of proxies will be done primarily by mail and electronic means, but may also be solicited personally (virtually), by telephone, facsimile or other similar means by directors, officers, employees or agents of Inter Pipeline.

Inter Pipeline has engaged Kingsdale Advisors as their strategic shareholder advisor and proxy solicitation and information agent to assist management of Inter Pipeline in the solicitation of proxies from IPL Shareholders for the IPL Shareholders’ Meeting. The total cost of these proxy solicitation services is approximately $90,000, plus a fee for calls made to IPL Shareholders and reasonable out of-pocket expenses. Inter Pipeline will bear the costs of this solicitation. The costs of preparing and distributing this Joint Information Circular and the other Meeting Materials will be borne by Inter Pipeline and Pembina, as applicable.

The IPL Shareholders’ Meeting is being called pursuant to the Interim Order to seek the requisite approvals of IPL Shareholders to the Arrangement in accordance with section 193 of the ABCA. See “The Arrangement”, “Effect of the Arrangement” and “Matters to be Considered at the IPL Shareholders’ Meeting”.

The information set forth below generally applies to registered holders of IPL Common Shares. If you are a Beneficial Holder of IPL Common Shares (i.e., your IPL Common Shares are held through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary), see “Information for Beneficial Holders” at the front of this Joint Information Circular.

Appointment and Revocation of Proxies

Accompanying this Joint Information Circular is a form of proxy for registered IPL Shareholders. The persons named in the enclosed form of proxy are directors and/or officers of Inter Pipeline. A registered IPL Shareholder has a choice of voting by proxy on the internet, by phone, by mail or by fax, or by using the form of proxy provided by Inter Pipeline to appoint another person (who need not be an IPL Shareholder) other than the persons designated in the form of proxy provided by Inter Pipeline to attend the IPL Shareholders’ Meeting (virtually) and act on behalf of such IPL Shareholder, or voting in person (virtually) by attending the IPL Shareholders’ Meeting. If an IPL Shareholder votes by proxy on the internet, by telephone, by mail or by facsimile in advance of the IPL Shareholders’ Meeting, such IPL Shareholder’s vote will be counted, whether or not such IPL Shareholder attends the IPL Shareholders’ Meeting. Even if an IPL Shareholder attends the IPL Shareholders’ Meeting, it may be more convenient to vote in advance. To exercise this right to vote at the IPL Shareholders’ Meeting, the IPL Shareholder should strike out the names of management designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy. Completed forms of proxy must be received by the transfer agent and registrar of Inter Pipeline, Computershare, no later than the IPL Proxy Deadline.

A registered IPL Shareholder may vote in one of the following ways: (a) by internet, at the website indicated on the proxy form, for which the control number which is noted on the proxy form will be required; (b) by telephone, at 1-866-732-8683 (toll-free in North America), for which the control number as noted on the proxy form will be required (if an IPL Shareholder chooses to vote by telephone, such IPL Shareholder cannot appoint anyone other than the appointees named on the form of proxy as proxyholder); (c) by mailing a complete, signed and dated form of proxy using the enclosed return envelope or an envelope addressed to the registrar and transfer agent of Inter Pipeline, Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (e) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (e) by facsimile, by sending a complete, signed and dated form of proxy to 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (outside North America); or (f) in person (virtually) at the IPL Shareholders’ Meeting wherein the form of proxy does not need to be completed or returned in advance of the IPL Shareholders’ Meeting.

If you are an IPL Shareholder and have any questions, need assistance in voting your IPL Common Shares, please contact your financial, legal or other professional advisors or Kingsdale Advisors for assistance. You can reach Kingsdale Advisors at 1-877-659-1820 (416-867-2272 for collect calls outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

The following applies to IPL Shareholders who wish to appoint as their proxyholders individuals other than those named in the proxy.

IPL Shareholders who wish to appoint as their proxyholders individuals other than those named in the proxy to attend and participate in the IPL Shareholders’ Meeting and vote their securities MUST submit their proxies appointing such individuals as proxyholders AND register such proxyholders online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy. Failure to register the proxyholder will result in the proxyholder not receiving a username that is required to vote at the IPL Shareholders’ Meeting.

Step 1: Submit your proxy: To appoint someone other than the individuals named in the proxy as proxyholder, insert that person’s name in the blank space provided in the proxy and follow the instructions for submitting such proxy. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your proxy.

Step 2: Register your proxyholder: To register a third-party proxyholder, you must visit https://www.computershare.com/interpipeline by the IPL Proxy Deadline and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to vote at the IPL Shareholders’ Meeting but will be able to participate as guests.

In addition to revocation in any other manner permitted by law, an IPL Shareholder may revoke or change a previously made proxy vote: (a) by accessing the IPL Shareholders’ Meeting by following the instructions under the heading “How to Participate at the IPL Shareholders’ Meeting” in this Joint Information Circular and voting their IPL Common Shares during the designated time; (b) by an instrument in writing executed by the IPL Shareholder or such IPL Shareholder’s attorney authorized in writing or, if the IPL Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, indicating the capacity under which such officer or attorney is signing and deposited with Computershare, the transfer agent of Inter Pipeline, at the office designated in the Notice of Special Meeting of IPL Shareholders not later than 10:00 a.m. (Calgary time), on the business day preceding the day of the IPL Shareholders’ Meeting (or any adjournment or postponement thereof); or (c) by a duly executed and deposited proxy as provided herein bearing a later date or time than the date or time of the proxy being revoked.

Proxy Voting

The IPL Common Shares represented by an effective form of proxy will be voted or withheld from voting in accordance with the instructions specified therein. If an IPL Shareholder returns the form of proxy but does not indicate how to vote its securities, and does not appoint a person other than the persons designed on the form of proxy, the IPL Common Shares, as applicable, will be voted:

•	FOR the approval of the Arrangement Resolution;

•	FOR electing nine directors of Inter Pipeline to hold office until the earlier of the Effective Time and the next annual meeting of the IPL Shareholders;

•	FOR appointing Ernst & Young LLP, Chartered Professional Accountants, as the auditors of Inter Pipeline; and

•	FOR Inter Pipeline’s approach to executive compensation.

The enclosed applicable form of proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Special Meeting of IPL Shareholders and with respect to other matters which may properly come before the IPL Shareholders’ Meeting or any adjournment or postponement thereof. As of the date hereof, management of Inter Pipeline is not aware of any amendments, variations or other matters to come before the IPL Shareholders’ Meeting. If an IPL Shareholder attends the IPL Shareholders’ Meeting (virtually) and is eligible to vote, such IPL Shareholder can vote on such amendments, variations or other matters that properly come before the IPL Shareholders’ Meeting in accordance with the wishes of such IPL Shareholder. If an IPL Shareholder is voting by proxy, the persons named in the form of proxy will have discretionary authority to vote on any such amendments, variations or other matters that may properly come before the IPL Shareholders’ Meeting, as he or she sees fit for each item of business at the IPL Shareholders’ Meeting. IPL and Kingsdale Advisors may utilize the Broadridge QuickVote™ service to assist non-registered (beneficial) shareholders with voting their IPL Common Shares over the telephone.

If you are an IPL Shareholder and have any questions, need assistance in voting your IPL Common Shares, please contact your financial, legal or other professional advisors or Kingsdale Advisors for assistance. You can reach Kingsdale Advisors at 1-877-659-1820 (416-867-2272 for collect calls outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

General

Inter Pipeline is not using the “notice-and-access” procedures under applicable Canadian Securities Laws to send its proxy-related materials to the IPL Shareholders, and paper copies of such materials will be sent to all IPL Shareholders. Inter Pipeline will be delivering proxy-related materials directly to non-objecting Beneficial Holders with the assistance of Broadridge and intends to pay for intermediaries to deliver proxy-related materials to objecting Beneficial Holders.

Voting Securities of Inter Pipeline and Principal Holders thereof

As at June 16, 2021, there were 429,219,175 IPL Common Shares issued and outstanding. Each IPL Common Share entitles the holder thereof to one vote per IPL Common Share on the Arrangement Resolution at the IPL Shareholders’ Meeting.

IPL Shareholders are entitled to vote if they were a holder of IPL Common Shares at the close of business on June 16, 2021, the record date for the IPL Shareholders’ Meeting. Inter Pipeline will prepare, as of the IPL Record Date, a list of IPL Shareholders entitled to receive the Notice of Special Meeting of IPL Shareholders, showing the number of IPL Common Shares held by each such IPL Shareholder. IPL Shareholders whose names have been entered in the register of holders of IPL Common Shares by the close of business on the IPL Record Date will be entitled to receive notice of and to vote the IPL Common Shares shown opposite such IPL Shareholder’s name at the IPL Shareholders’ Meeting.

If an IPL Shareholder transfers IPL Common Shares after the IPL Record Date and the transferee of those IPL Common Shares, having produced properly endorsed certificates evidencing such IPL Common Shares or having otherwise established that the transferee owns such IPL Common Shares, demands, at least ten days before the IPL Shareholders’ Meeting, that the transferee’s name be included in the list of IPL Shareholders entitled to vote at the IPL Shareholders’ Meeting and otherwise satisfies the requirements of section 137(2) of the ABCA, in accordance with the ABCA, the by-laws of Inter Pipeline and any agreement between Inter Pipeline and such transferee, such transferee shall be entitled to vote such IPL Common Shares at the IPL Shareholders’ Meeting.

To the knowledge of the directors and executive officers of Inter Pipeline, as of June 16, 2021, no person or company beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of the voting rights attached to all of the outstanding IPL Common Shares. Brookfield disclosed that it, along with its affiliates, owned 41,848,857 IPL Common Shares as at the date of the Original Brookfield Bid, being approximately 9.75% of the issued and outstanding IPL Common Shares. Further, Brookfield also disclosed that certain of its affiliates had entered into a series of cash-settled share swap transactions (collectively, the “Total Return Swap”) with an ISDA swap dealer pursuant to which Brookfield and its affiliates had obtained economic exposure to an aggregate of 42,492,698 IPL Common Shares, being approximately 9.9% of the issued and outstanding IPL Common Shares. Brookfield has stated that the Total Return Swap affords economic exposure to IPL Common Shares, but asserts that the Total Return Swap does not give Brookfield or its affiliates any right to vote, or direct or influence the voting, acquisition, or disposition of any IPL Common Shares.

Procedure and Votes Required

Pursuant to the Interim Order:

•	each IPL Common Share entitled to vote at the IPL Shareholders’ Meeting will entitle the holder to one vote at the IPL Shareholders’ Meeting in respect of the Arrangement Resolution;

•

the number of votes required to pass the Arrangement Resolution shall be not less than 66 2⁄3% of the votes cast by the IPL Shareholders, present in person (virtually) or represented by proxy at the IPL Shareholders’ Meeting;

•

the quorum required in respect of the Arrangement Resolution at the IPL Shareholders’ Meeting will be two IPL Shareholders present in person (virtually), or represented by proxy, at the opening of the IPL Shareholders’ Meeting, and holding or representing at least 25% of the IPL Common Shares entitled to be voted at the IPL Shareholders’ Meeting; and

•

if within thirty (30) minutes from the time appointed for the IPL Shareholders’ Meeting a quorum is not present, the IPL Shareholders’ Meeting shall be adjourned to such date as may be determined by the Chair of the IPL Shareholders’ Meeting, provided that the date of the adjourned IPL Shareholders’ Meeting shall not be less than five and not more than thirty days later. No notice of the adjourned IPL Shareholders’ Meeting shall be required other than by announcement at the time of the adjournment and, if at such adjourned IPL Shareholders’ Meeting a quorum is not present, the IPL Shareholders present in person or by proxy at the adjourned IPL Shareholders’ Meeting shall be a quorum for all purposes.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the IPL Board, without further notice to or approval of the IPL Shareholders, to the extent permitted by the Arrangement Agreement and the Interim Order, to amend the Arrangement Agreement or the Plan of Arrangement and to not proceed with the Arrangement. See Appendix A to this Joint Information Circular for the full text of the Arrangement Resolution.

How to Participate at the IPL Shareholders’ Meeting

The IPL Shareholders’ Meeting is being held in a virtual, audio only, webcast format due to the COVID-19 pandemic and the recommendations of federal, provincial and municipal governments to mitigate risks to public health and safety. Registered IPL Shareholders and duly appointed proxyholders may only attend and participate in the IPL Shareholders’ Meeting virtually via live audio webcast, including by asking questions and voting online, provided they follow the instructions herein.

•

Registered IPL Shareholders and duly appointed proxyholders who participate by attending online will be able to listen to the proceedings of the IPL Shareholders’ Meeting, ask questions and vote on the applicable resolution during the specified times, provided they remain connected to the internet.

•

If you are a non-registered (beneficial) shareholder, and wish to vote your IPL Common Shares online during the IPL Shareholders’ Meeting, you must follow the instructions under the heading “Information for Beneficial Holders” and appoint yourself as proxyholder. Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholders may still attend the IPL Shareholders’ Meeting as guests, but will not be able to vote.

•

Guests, including non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder, will be able to login and listen to the proceedings of the IPL Shareholders’ Meeting but will not be able to vote or submit questions.

•	Attendees can login to the IPL Shareholders’ Meeting by following the instructions below.

○

Log in online at: https://web.lumiagm.com/419351825. The latest versions of Chrome, Safari, Microsoft Edge or Firefox will be needed. Inter Pipeline recommends that you log in at least 30 to 60 minutes before the IPL Shareholders’ Meeting starts. You should allow ample time to log in to the IPL Shareholders’ Meeting to check compatibility and complete the related procedures.

○

For registered IPL Shareholders and duly appointed proxyholders, select “I have a control number/ username” and enter your 15-digit control number or username and the password: “ip2021” (case sensitive).

OR

○	Click “I am a guest” and then complete the online form to access the IPL Shareholders’ Meeting.

IPL believes that the ability to participate in the IPL Shareholders’ Meeting in a meaningful way remains important despite the decision to hold the IPL Shareholders’ Meeting virtually. It is anticipated that registered IPL Shareholders and duly appointed proxyholders will have substantially the same opportunity to ask questions on matters of business before the IPL Shareholders’ Meeting as if the IPL Shareholders’ Meeting was being held in person. IPL Shareholders will have the opportunity to submit questions at the IPL Shareholders’ Meeting by submitting them in writing through the text box. Questions received from IPL Shareholders which relate to the business of the IPL Shareholders’ Meeting are expected to be addressed at a specified time during the course of the IPL Shareholders’ Meeting. Such questions will be read by the Chair of the IPL Shareholders’ Meeting or a designee of the Chair of the IPL Shareholders’ Meeting and responded to by a representative of IPL. To ensure fairness for all attendees, the Chair of the IPL Shareholders’ Meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions and to reject questions that do not relate to the business of the IPL Shareholders’ Meeting or which are determined to be inappropriate or otherwise out of order.

For registered IPL Shareholders: The control number located on the form of proxy or in the email notification delivered for the IPL Shareholders’ Meeting is the control number to log in to the IPL Shareholders’ Meeting. For duly appointed proxyholders: Computershare will provide the proxyholder with a username by email after the proxy voting deadline has passed provided that the proxyholder has been duly appointed and registered as described in this Joint Information Circular.

If an IPL Shareholder attends the IPL Shareholders’ Meeting online, it is important to remain connected to the internet at all times in order to vote when the applicable balloting commences. It is the responsibility of such IPL Shareholder to ensure internet connectivity is maintained for the duration of the IPL Shareholders’ Meeting. If you lose connectivity once the IPL Shareholders’ Meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. If you have any doubt of your system’s compatibility, you can check by visiting https://www.lumiglobal.com/faq for additional information. If you encounter technical difficulties, please contact Lumi at support@lumiglobal.com.

GENERAL PROXY MATTERS – PEMBINA

Solicitation of Proxies

This Joint Information Circular is delivered in connection with the solicitation by or on behalf of management of Pembina of proxies for use at the Pembina Shareholders’ Meeting. The cost of soliciting proxies will be borne by Pembina. The solicitation of proxies will be done primarily by mail and electronic means, but may also be solicited personally (virtually), by telephone, facsimile or other similar means by directors, officers, employees or agents of Pembina.

Pembina has engaged Kingsdale Advisors as their strategic shareholder advisor and proxy solicitation agent to assist management of Pembina in the solicitation of proxies from Pembina Shareholders for the Pembina Shareholders’ Meeting. Pembina has agreed to pay Kingsdale Advisors a fee for proxy solicitation services of approximately $90,000, plus a fee for inbound and outbound calls with Pembina Shareholders and reimbursement of disbursements. Pembina will bear the costs of this solicitation. The costs of preparing and distributing this Joint Information Circular and the other Meeting Materials will be borne by Pembina and Inter Pipeline, as applicable.

The Pembina Shareholders’ Meeting is being called to seek the requisite approval of Pembina Shareholders of the Pembina Common Share Issuance Resolution. See “The Arrangement”, “Effect of the Arrangement” and “Matters to be Considered at the Pembina Shareholders’ Meeting”.

The information set forth below generally applies to registered holders of Pembina Common Shares. If you are a Beneficial Holder of Pembina Common Shares (i.e., your Pembina Common Shares are held through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary), see “Information for Beneficial Holders” at the front of this Joint Information Circular.

Appointment and Revocation of Proxies

Accompanying this Joint Information Circular is a form of proxy for registered holders of Pembina Common Shares. The persons named in the enclosed form of proxy are directors and/or officers of Pembina. A registered Pembina Shareholder has a choice of voting by proxy on the internet, by phone, by mail or by fax or by using the form of proxy provided by Pembina to appoint another person (who need not be a Pembina Shareholder) other than the persons designated in the form of proxy provided by Pembina to attend the Pembina Shareholders’ Meeting (virtually) and act on behalf of such Pembina Shareholder, or voting in person (virtually) by attending the Pembina Shareholders’ Meeting. If a Pembina Shareholder votes by proxy on the internet, by telephone, by mail or by facsimile in advance of the Pembina Shareholders’ Meeting, such Pembina Shareholder’s vote will be counted, whether or not such Pembina Shareholder attends the Pembina Shareholders’ Meeting. Even if a Pembina Shareholder attends the Pembina Shareholders’ Meeting, it may be more convenient to vote in advance. To exercise this right to vote at the Pembina Shareholders’ Meeting, the Pembina Shareholder should strike out the names of management designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy. Completed forms of proxy must be received by the transfer agent and registrar of Pembina, Computershare, no later than the Pembina Proxy Deadline.

A registered Pembina Shareholder may vote in one of the following ways: (a) by internet, at the website indicated on the proxy form, for which the control number which is noted on the proxy form will be required; (b) by telephone, at 1-866-732-8683 (toll-free in North America), for which the control number as noted on the proxy form will be required (if a Pembina Shareholder chooses to vote by telephone, such Pembina Shareholder cannot appoint anyone other than the appointees named on the form of proxy as proxyholder); (c) by mailing a complete, signed and dated form of proxy using the enclosed return envelope or an envelope addressed to the registrar and transfer agent of Pembina, Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (d) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (e) by facsimile, by sending a complete, signed and dated form of proxy to 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (outside North America); or (f) in person (virtually) at the Pembina Shareholders’ Meeting wherein the form of proxy does not need to be completed or returned in advance of the Pembina Shareholders’ Meeting.

If you are a Pembina Shareholder and have any questions, need assistance in voting your Pembina Common Shares, please contact your financial, legal or other professional advisors or Kingsdale Advisors for assistance. You can reach Kingsdale Advisors at 1-877-657-5859 (416-867-2272 for collect calls outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

The following applies to Pembina Shareholders who wish to appoint as their proxyholders individuals other than those named in the proxy.

Pembina Shareholders who wish to appoint as their proxyholders individuals other than those named in the proxy to attend and participate in the Pembina Shareholders’ Meeting and vote their securities MUST submit their proxies appointing such individuals as proxyholders AND register such proxyholders online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy. Failure to register the proxyholder will result in the proxyholder not receiving a username that is required to vote at the Pembina Shareholders’ Meeting.

Step 1: Submit your proxy: To appoint someone other than the individuals named in the proxy as proxyholder, insert that person’s name in the blank space provided in the proxy and follow the instructions for submitting such proxy. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your proxy.

Step 2: Register your proxyholder: To register a third-party proxyholder, you must visit https://www.computershare.com/pembina by the Pembina Proxy Deadline and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to vote or submit questions at the Pembina Shareholders’ Meeting but will be able to participate as guests.

In addition to revocation in any other manner permitted by law, a Pembina Shareholder may revoke or change a previously made proxy vote: (a) by accessing the Pembina Shareholders’ Meeting by following the instructions under the heading “How to Participate at the Pembina Shareholders’ Meeting” in this Joint Information Circular and voting their Pembina Common Shares during the designated time; (b) by instrument in writing executed by the Pembina Shareholder or such Pembina Shareholder’s attorney authorized in writing or if the Pembina Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, indicating the capacity under which such officer or attorney is signing and deposited with Computershare, the transfer agent of Pembina, at the office designated in the Notice of Special Meeting of Pembina Shareholders not later than 1:00 p.m. (Calgary time) on the business day preceding the day of the Pembina Shareholders’ Meeting, (or any adjournment or postponement thereof); or (c) by a duly executed and deposited proxy as provided herein bearing a later date or time than the date or time of the proxy being revoked.

Proxy Voting

The Pembina Common Shares represented by an effective form of proxy will be voted or withheld from voting in accordance with such Pembina Shareholder’s instructions. If a Pembina Shareholder returns the form of proxy but does not indicate how to vote such Pembina Common Shares, and does not appoint a person other than the persons designed on the form of proxy, such Pembina Common Shares will be voted FOR approval of the Pembina Common Share Issuance Resolution. In respect of any other matters other than those set forth above which are to be considered at the Pembina Shareholders’ Meeting, where no choice is specified, the Pembina Common Shares will be voted in favour of each matter identified in the accompanying Notice of Special Meeting of Pembina Shareholders. Pembina Shareholders have the right to appoint a person other than the persons designated in the enclosed form of proxy as proxyholder to vote the Pembina Common Shares on their behalf.

The enclosed applicable form of proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Special Meeting of Pembina Shareholders and with respect to other matters which may properly come before the Pembina Shareholders’ Meeting or any adjournment or postponement thereof. As of the date hereof, management of Pembina is not aware of any amendments, variations or other matters to come before the Pembina Shareholders’ Meeting. If a Pembina Shareholder attends the Pembina Shareholders’ Meeting (virtually) and is eligible to vote, such Pembina Shareholder can vote on any amendments, variations or other matters that properly come before the Pembina Shareholders’ Meeting in accordance with the wishes of such Pembina Shareholder. If a Pembina Shareholder is voting by proxy, the persons named in the form of proxy will have discretionary authority to vote on any such amendments, variations or other matters that may properly come before the Pembina Shareholders’ Meeting, as he or she sees fit for each item of business at the Pembina Shareholders’ Meeting. Pembina and Kingsdale Advisors may utilize the Broadridge QuickVote™ service to assist non-registered (beneficial) shareholders with voting their Pembina Common Shares over the telephone.

If you are a Pembina Shareholder and have any questions, need assistance in voting your Pembina Common Shares, please contact your financial, legal or other professional advisors or Kingsdale Advisors for assistance. You can reach Kingsdale Advisors at 1-877-657-5859 (416-867-2272 for collect calls outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

General

Pembina is not using the “notice-and-access” procedures under applicable Canadian Securities Laws to send its proxy-related materials to the Pembina Shareholders, and paper copies of such materials will be sent to all Pembina Shareholders. Pembina will be delivering proxy-related materials directly to non-objecting Beneficial Holders with the assistance of Broadridge and intends to pay for intermediaries to deliver proxy-related materials to objecting Beneficial Holders.

Voting Securities of Pembina and Principal Holders thereof

As at June 28, 2021, there were 550,032,375 Pembina Common Shares issued and outstanding which are its only outstanding voting securities. Each Pembina Share entitles the holder thereof to one vote on a ballot at the Pembina Shareholders’ Meeting.

Pembina Shareholders are entitled to vote if they were a holder of Pembina Common Shares at the close of business on June 28, 2021, the record date for the Pembina Shareholders’ Meeting. Pembina will prepare, as of the Pembina Record Date, a list of Pembina Shareholders entitled to receive the Notice of Special Meeting of Pembina Shareholders and showing the number of Pembina Common Shares held by each such Pembina Shareholder. Pembina Shareholders whose names have been entered in the register of holders of Pembina Common Shares at the close of business on the Pembina Record Date will be entitled to receive notice of and to vote the Pembina Common Shares shown opposite such Pembina Shareholder’s name at the Pembina Shareholders’ Meeting.

If a Pembina Shareholder transfers Pembina Common Shares after the Pembina Record Date and the transferee of those Pembina Common Shares, having produced properly endorsed certificates evidencing such Pembina Common Shares or having otherwise established that the transferee owns such Pembina Common Shares, demands, at least two days before the Pembina Shareholders’ Meeting, that the transferee’s name be included in the list of Pembina Shareholders entitled to vote at the Pembina Shareholders’ Meeting and otherwise satisfies the requirements of section 137(2) of the ABCA, in accordance with the ABCA and the by-laws of Pembina, such transferee shall be entitled to vote such Pembina Common Shares on the Pembina Common Share Issuance Resolution at the Pembina Shareholders’ Meeting.

To the knowledge of the directors and executive officers of Pembina, as of June 28, 2021, no person or company beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of the voting rights attached to all of the outstanding Pembina Common Shares.

How to Participate at the Pembina Shareholders’ Meeting

The Pembina Shareholders’ Meeting is being held in a virtual, audio only, webcast format due to the COVID-19 pandemic and the recommendations of federal, provincial, and municipal governments to mitigate risks to public health and safety. Registered Pembina Shareholders and duly appointed proxyholders may only attend and participate in the Pembina Shareholders’ Meeting virtually via live audio webcast, including by asking questions and voting online, provided they follow the instructions herein.

•

Registered Pembina Shareholders and duly appointed proxyholders who participate by attending online will be able to listen to the proceedings of the Pembina Shareholders’ Meeting, ask questions and vote during the specified times, provided they remain connected to the internet.

•

If you are a non-registered (beneficial) shareholder and wish to vote your Pembina Common Shares online during the Pembina Shareholders’ Meeting, you must follow the instructions under the heading “Information for Beneficial Holders” and appoint yourself as proxyholder. Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholders may still attend the Pembina Shareholders’ Meeting as guests, but will not be able to vote.

•

Guests, including non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder, will be able to login and listen to the proceedings of the Pembina Shareholders’ Meeting but will not be able to vote or submit questions.

•	Attendees can login to the Pembina Shareholders’ Meeting by following the instructions below.

○

Log in online at: https://web.lumiagm.com/496603006. The latest versions of Chrome, Safari, Microsoft Edge or Firefox will be needed. Pembina recommends that you log in at least 30 to 60 minutes before the Pembina Shareholders’ Meeting starts. You should allow ample time to log in to the Pembina Shareholders’ Meeting to check compatibility and complete the related procedures.

○

For registered Pembina Shareholders and duly appointed proxyholders, select “I have a control number/username” and enter your 15-digit control number or username and the password: “pembina2021” (case sensitive).

OR

○	Click “I am a guest” and then complete the online form to access the Pembina Shareholders’ Meeting.

Pembina believes that the ability to participate in the Pembina Shareholders’ Meeting in a meaningful way remains important despite the decision to hold the Pembina Shareholders’ Meeting virtually. It is anticipated that registered Pembina Shareholders and duly appointed proxyholders will have substantially the same opportunity to ask questions on matters of business before the Pembina Shareholders’ Meeting as if the Pembina Shareholders Meeting was being held in person. Pembina Shareholders will have the opportunity to submit questions at the Pembina Shareholders’ Meeting by submitting them in writing through the text box. Questions received from Pembina Shareholders which relate to the business of the Pembina Shareholders’ Meeting are expected to be addressed at a specified time during the Pembina Shareholders’ Meeting. Such questions will be read by the Chair of the Pembina Shareholders’ Meeting or a designee of the Chair of the Pembina Shareholders’ Meeting and responded to by a representative of Pembina. To ensure fairness for all attendees, the Chair will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions and to reject questions that do not relate to the business of the Pembina Shareholders’ Meeting or which are determined to be inappropriate or otherwise out of order.

For registered Pembina Shareholders: The control number located on the form of proxy or in the email notification delivered for the Pembina Shareholders’ Meeting is the control number to log in to the Pembina Shareholders’ Meeting. For duly-appointed proxyholders: Computershare will provide the proxyholder with a username by email after the proxy voting deadline has passed provided that the proxyholder has been duly appointed and registered as described in this Joint Information Circular.

If a Pembina Shareholder attends the Pembina Shareholders’ Meeting online, it is important to remain connected to the internet at all times in order to vote when the balloting commences. It is the responsibility of such Pembina Shareholder to ensure internet connectivity is maintained for the duration of the Pembina Shareholders’ Meeting. If you lose connectivity once the Pembina Shareholders’ Meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. If you have any doubt of your system’s compatibility, you can check by visiting https://www.lumiglobal.com/faq for additional information. If you encounter technical difficulties, please contact Lumi at support@lumiglobal.com.

QUESTIONS AND OTHER ASSISTANCE

If you are a Pembina Shareholder or an IPL Shareholder and you have any questions about the information contained in this Joint Information Circular or require assistance in completing your form of proxy, Voting Instruction Form or Letter of Transmittal, please contact your financial, legal, tax or other professional advisors.

APPENDIX A

ARRANGEMENT RESOLUTION

“BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

The arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) (the “ABCA”) involving Inter Pipeline Ltd. (the “Company”), the holders of the common shares of the Company (the “Shareholders”) and Pembina Pipeline Corporation (“Pembina”), as more particularly described and set forth in the joint management information circular of Pembina and the Company dated June 29, 2021 accompanying the notice of this meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

2.

The amended plan of arrangement (the “Plan of Arrangement”) involving the Company, the Shareholders and Pembina, the full text of which is set out as Schedule A to the arrangement agreement dated May 31, 2021 between Pembina and the Company (as supplemented, modified or amended, the “Arrangement Agreement”), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

3.

The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

4.

Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the IPL Shareholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Court of Queen’s Bench of Alberta, the directors of the Company are hereby authorized and empowered, without further notice to or approval of the IPL Shareholders (a) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement and the Plan of Arrangement, and (b) subject to the terms of the Arrangement Agreement, to disregard the IPL Shareholders’ approval and not proceed with the Arrangement.

5.

Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and to deliver to the Registrar under the ABCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

6.

Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

A-1

APPENDIX B

PEMBINA COMMON SHARE ISSUANCE RESOLUTION

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.

The issuance of up to 216,755,684 common shares (“Pembina Common Shares”) in the capital of Pembina Pipeline Corporation (“Pembina”) pursuant to an arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) involving Inter Pipeline Ltd. (“Inter Pipeline”), the holders of the common shares of Inter Pipeline, and Pembina, the full text of the amended plan of arrangement (the “Plan of Arrangement”) involving Inter Pipeline, the holders of the common shares of Inter Pipeline, and Pembina in respect thereof is set out as Schedule “A” to the arrangement agreement dated May 31, 2021 (as supplemented, modified or amended, the “Arrangement Agreement”) between Pembina and Inter Pipeline, as more particularly described and set forth in the joint management information circular of Pembina and Inter Pipeline dated June 29, 2021 accompanying the notice of this meeting, is hereby authorized and approved, such number of Pembina Common Shares consisting of: (a) up to 214,609,588 Pembina Common Shares issuable pursuant to the Arrangement; and (b) an additional 2,146,096 Pembina Common Shares to account for clerical and administrative matters, including to settle fractional entitlements to Pembina Common Shares under the Arrangement.

2.

Notwithstanding that this resolution has been passed by the holders (the “Pembina Shareholders”) of Pembina Common Shares, or that the Arrangement has been approved by the Court of Queen’s Bench of Alberta, the directors of Pembina are hereby authorized and empowered, without further notice to or approval of the Pembina Shareholders: (a) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, as applicable; and (b) subject to the terms of the Arrangement Agreement, to disregard the Pembina Shareholders’ approval of this resolution and not proceed with the Arrangement.

3.

Any one director or officer of Pembina be and is hereby authorized and directed, for and on behalf of Pembina, to execute or cause to be executed, under the corporate seal of Pembina or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

B-1

APPENDIX C

ARRANGEMENT AGREEMENT

C-i

Execution Version

ARRANGEMENT AGREEMENT

PEMBINA PIPELINE CORPORATION

and

INTER PIPELINE LTD.

May 31, 2021

C-ii

C-iii

Table of Contents

(continued)

C-iv

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated May 31, 2021 between:

PEMBINA PIPELINE CORPORATION, a corporation existing under the laws of the Province of Alberta (“Pembina”)

- and -

INTER PIPELINE LTD., a corporation existing under the laws of the Province of Alberta (“IPL”)

WHEREAS upon the unanimous recommendation of the IPL Independent Committee, the IPL Board has determined unanimously that it would be in the best interests of IPL to complete a transaction involving a sale of IPL and its business through an acquisition by Pembina of all the issued and outstanding IPL Common Shares;

AND WHEREAS Pembina and IPL wish to carry out the transactions contemplated hereby by way of a plan of arrangement of IPL under the provisions of the ABCA;

AND WHEREAS upon the effectiveness of the Arrangement, holders of IPL Common Shares will receive Pembina Common Shares on the terms set out herein;

AND WHEREAS the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters related to the transactions herein provided for;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“ABCA” means the Business Corporations Act, R.S.A. 1985, c. B-9, as amended, including the regulations promulgated thereunder;

“Acquisition Proposal” means any inquiry or the making of any proposal, whether or not in writing, to IPL, any of its Subsidiaries or the IPL Shareholders from any Person or group of Persons acting jointly or in concert (other than Pembina or its affiliates, but including, for clarity, Brookfield or any Person or group of Persons acting jointly or in concert with Brookfield), other than any transaction involving only IPL and/or one or more of its Subsidiaries, which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions):

(a)

any direct or indirect sale, issuance or acquisition of shares or other securities (or securities convertible or exercisable for such shares or interests) in IPL that, when taken together with the securities of IPL held by the proposed acquiror and any Person acting jointly or in concert with such acquiror, represent 20% or more of the voting securities of IPL, or rights or interests therein and thereto (and whether or not such Person or Persons held 20% or more of the voting securities of IPL prior to such sale, issuance or acquisition);

(b)

any direct or indirect acquisition of assets (or any lease, long-term supply agreement, joint venture or other arrangement having the same economic effect as a purchase or sale of a substantial amount of assets) of IPL or its Subsidiaries (including, for greater certainty, securities of any Subsidiary thereof) to which 20% or more of IPL’s revenues, earnings or asset book value, on a consolidated basis, are attributable;

(c)

an amalgamation, arrangement, merger, business combination, or consolidation involving IPL or one or more of its Subsidiaries that collectively own assets to which 20% or more of IPL’s revenues, earnings or asset book value on a consolidated basis are attributable;

(d)

any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving IPL or its Subsidiaries that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of IPL or assets to which 20% or more of IPL’s revenues, earnings or asset book value on a consolidated basis are attributable; or

(e)

any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to Pembina under this Agreement or the Arrangement, and for greater certainty, the Parties acknowledge and agree that the Existing Bid, and any change or variation thereto that changes the amount or form of consideration offered thereunder or any other extension, change or variation thereto, shall be deemed to be an “Acquisition Proposal” and that each and any extension, change or variation to the Existing Bid shall each be deemed to be a new and distinct “Acquisition Proposal” for the purposes of this Agreement;

“AcquisitionCo” has the meaning ascribed thereto in Section 2.1;

“acting jointly or in concert” has the meaning set forth in NI 62-104;

“affiliate” has the meaning set forth in the Securities Act (Alberta);

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this Arrangement Agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

“Amended Bid” has the meaning ascribed thereto in Section 7.1(c);

“Arrangement” means the arrangement pursuant to Section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the provisions of the Plan of Arrangement or made at the direction of the Court;

“Arrangement Resolution” means a special resolution of the IPL Shareholders in respect of the Arrangement to be considered at the IPL Shareholders’ Meeting, substantially in the form of Schedule B hereto;

“Articles of Arrangement“means the articles of arrangement of IPL in respect of the Arrangement required under subsection 193(10) of the ABCA to be sent to the Registrar for filing after the Final Order has been granted, giving effect to the Arrangement;

“associate” has the meaning set forth in the Securities Act (Alberta);

“Brookfield” means Bison Acquisition Corp., an affiliate of Brookfield Infrastructure Partners L.P., and unless the context requires otherwise also includes Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Corporation and any of their respective affiliates;

“business day” means a day other than a Saturday, a Sunday or a statutory holiday or other day when banks in the City of Calgary, Alberta are not open for business;

“Canadian Securities Administrators” means the securities commission or other securities regulatory authority of each province and territory of Canada;

“Canadian Securities Laws” means the securities legislation or ordinance and regulations thereunder of each province and territory of Canada and the rules, instruments, policies and orders of each Canadian Securities Administrator made thereunder;

“Certificate” means the certificate or proof of filing to be issued by the Registrar pursuant to subsection 193(11) or 193(12) of the ABCA in respect of the Articles of Arrangement giving effect to the Arrangement;

“Change in Recommendation” has the meaning ascribed thereto in Section 8.1(c)(ii);

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act, or his designee;

“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34, as amended;

“Competition Act Approval” means, in respect of the Arrangement, the occurrence of one of the following:

(a)	the receipt of an advance ruling certificate under subsection 102(1) of the Competition Act; or

(b)

(i) the applicable waiting period under subsection 123(1) of the Competition Act, and any extension thereof, shall have expired or shall have been terminated under subsection 123(2) of the Competition Act, or the obligation to submit a notification under Part IX of the Competition Act shall have been waived by the Commissioner pursuant to paragraph 113(c) of the Competition Act, and (ii) unless waived in writing by Pembina, in its sole discretion, the Commissioner shall have issued a No Action Letter, and such shall remain in full force and effect;

“Confidentiality Agreements” means (i) the confidentiality agreement dated May 19, 2021 between Pembina and IPL under which IPL has provided certain information to Pembina; and (ii) the confidentiality agreement dated May 20, 2021 between Pembina and IPL under which Pembina has provided certain information to IPL;

“Court” means the Court of Queen’s Bench of Alberta;

“CTA” means the Canada Transportation Act, R.S.C. 1996, C. 10, as amended;

“CTA Approval” means IPL and Pembina shall have received a notice from the Minister of Transport pursuant to subsection 53.1(4) of the CTA or, if such notice has not been received, the completion of the Arrangement contemplated by this Agreement shall not be prohibited under subsection 53.2(1) of the CTA;

“Dissent Rights” means the rights of dissent provided for in Article 4 of the Plan of Arrangement;

“Effective Date” means the date the Arrangement is effective under the ABCA, being the date shown on the Certificate;

“Effective Time” means the time at which the Articles of Arrangement are filed on the Effective Date and the Arrangement becomes effective;

“Encumbrance” includes any mortgage, pledge, collateral assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Environmental Laws” means, with respect to any Person or its business, activities, property, assets or undertakings, all Laws, including the common law, relating to environmental or health and safety matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertakings, including legislation governing the reduction of greenhouse gas emissions and the use, transportation, storage and release of Hazardous Substances;

“Exchange Ratio” means, subject to Section 2.15, 0.5 of a Pembina Common Share for each IPL Common Share;

“Exchanges” means the TSX and, with respect to Pembina, also includes the NYSE;

“Executive Officers” has the meaning ascribed thereto in Section 1.9;

“Existing Bid” means the existing unsolicited take-over bid for the outstanding IPL Common Shares made by Brookfield pursuant to Brookfield’s offer to purchase and take-over bid circular dated February 22, 2021 (as such bid may be extended, changed or varied, other than to change the amount or form of consideration offered pursuant thereto (and, for clarity, if such bid is changed or varied to change or vary the amount or form of consideration offered pursuant thereto, such bid shall not constitute the “Existing Bid”));

“Fengate” means Fengate Central Utilities Block LP, and any of its respective affiliates;

“Final Order” means the final order of the Court approving the Arrangement pursuant to subsection 193(9)(a) of the ABCA, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

“Governmental Entity” means any: (a) multinational, foreign, federal, provincial, territory, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (b) subdivision, agent, commission, board or authority of any of the foregoing; (c) quasi-governmental or private body (including any securities commission or similar regulatory authority) exercising any regulatory or expropriation authority under or for the account of any of the foregoing; or (d) the Exchanges;

“Governmental Licenses” has the meaning ascribed thereto in paragraph (oo) of Schedule D;

“Hazardous Substances” means any waste or other substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws;

“HPC Project” means the project to develop, construct, complete, commission, operate, maintain and ultimately abandon the Heartland Petrochemical Complex, which is a petrochemical project consisting primarily of a propane dehydrogenation facility, a polypropylene production facility and a central utility block, and which is being developed by IPL near Fort Saskatchewan, Alberta and which will be owned and operated by IPL (other than the central utilities block which will be owned by Fengate but developed, constructed, completed, commissioned, operated, maintained and ultimately abandoned by IPL);

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“HSR Approval” means all applicable waiting periods (and any extensions thereof) in respect of the Arrangement under the HSR Act shall have expired or been terminated;

“IFRS” means International Financial Reporting Standards as incorporated in the Chartered Professional Accountants of Canada Handbook, at the relevant time applied on a consistent basis;

“Intellectual Property” has the meaning ascribed thereto in paragraph (aa) of Schedule D;

“Interim Order” means the interim order of the Court under subsection 193(4) of the ABCA, as the same may be amended, containing declarations and directions in respect of the notice to be given and the conduct of the IPL Shareholders’ Meeting with respect to the Arrangement as more fully set out herein;

“Inter Terminals” means, collectively, Inter Terminals Sweden A.B., Inter Terminals Denmark Limited and Inter Terminals Denmark A/S, each being a Subsidiary of IPL;

“Investment Canada Act” means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.), as amended;

“IPL” has the meaning ascribed thereto in the recitals hereof;

“IPL Board” means the board of directors of IPL;

“IPL Capital Budget” means IPL’s 2021 capital budget, a true and complete copy of which is included in the IPL Disclosure Letter, and if the Outside Date has not occurred by December 31, 2021, includes IPL’s capital budget for 2022 as approved by the IPL Board acting reasonably and in accordance with its historical capital budget approval process;

“IPL Common Shares” means the common shares in the capital of IPL;

“IPL Corridor” means Inter Pipeline (Corridor) Inc., a corporation existing under the laws of the Province of Alberta;

“IPL Credit Facilities” means, collectively: (a) the $1.55 billion syndicated credit facility of IPL Corridor maturing on December 14, 2023; (b) the $1.5 billion syndicated credit facility of IPL maturing on December 5, 2024; (c) the $1.0 billion syndicated credit facility of IPL maturing on August 13, 2021; (d) the $500 million term credit facility of IPL maturing on August 13, 2022; (e) the $75 million demand facility of IPL; (f) the £15 million demand facility of Inter Terminals; and (g) the $25 million demand facility of IPL Corridor;

“IPL Data Room” means the electronic data room, as existing as of the date of this Agreement, and made available by IPL to Pembina and its Representatives in connection with the Arrangement;

“IPL Debt” means total consolidated indebtedness, including long-term debt (including, for greater certainty, the IPL MTNs and the IPL Hybrid Notes), bank debt and working capital deficiency of IPL;

“IPL Disclosure Documents” has the meaning ascribed thereto in paragraph (z) of Schedule D;

“IPL Disclosure Letter” means the disclosure letter delivered by IPL to Pembina and dated the date hereof;

“IPL DRIP” means IPL’s Premium DividendTM and Dividend Reinvestment Plan;

“IPL Employee Obligations” means any obligations or liabilities of IPL to pay any amount to or on behalf of its directors, consultants or IPL Employees (other than for salary, vacation pay and directors’ fees in the ordinary course and in amounts consistent with historic practices and not including payments made in respect of IPL Incentive Awards, but including any retention or similar bonus payments) arising under any agreement or applicable Laws as a result of the completion of the Arrangement or the termination of such directors, consultants and IPL Employees, and without limiting the generality of the foregoing, IPL Employee Obligations shall include the obligations of IPL for severance payments pursuant to the IPL Employment Agreements (assuming the employment of the IPL Employees party thereto is terminated on the Effective Date) and severance, termination and change of control payments payable to any other IPL Employees arising under any agreement or applicable Laws as a result of the completion of the Arrangement or the termination of such directors, consultants and IPL Employees;

“IPL Employee Plans” has the meaning ascribed thereto in paragraph (v)(i) of Schedule D;

“IPL Employees” means the officers and other employees of IPL or of any of its Subsidiaries;

“IPL Employment Agreements” means the executive employment agreements between IPL and the eleven officers of IPL disclosed in the IPL Disclosure Letter and made available to Pembina prior to the date hereof;

“IPL Fairness Opinions” means the opinion from each of the IPL Financial Advisors to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations, qualifications and other matters set forth therein, the consideration to be received by holders of IPL Common Shares pursuant to this Agreement is fair, from a financial point of view, to such holders;

“IPL Financial Advisors” means TD Securities Inc. and J.P. Morgan Securities Canada Inc., financial advisors to IPL and the IPL Independent Committee, respectively;

“IPL Financial Statements” has the meaning ascribed thereto in paragraph (r)(i) of Schedule D;

“IPL Hybrid Notes” means, collectively: (a) the $750 million principal amount of series 2019-A subordinated hybrid notes of IPL due March 26, 2079; and (b) the $700 million principal amount of series 2019-B subordinated hybrid notes of IPL due November 19, 2079;

“IPL Incentive Award Plans” means, together, the IPL PSU Plans and the IPL RSU Plans, including any award agreements related to IPL Incentive Awards granted thereunder;

“IPL Incentive Awards” means, collectively, the IPL PSUs and IPL RSUs;

“IPL Independent Committee” means the independent committee of the IPL Board comprised of independent directors (within the meaning of applicable Canadian Securities Laws) of IPL;

“IPL MTNs” means, collectively: (a) the $400 million principal amount of 3.776% series 3 medium term notes of IPL due May 30, 2022; (b) the $500 million principal amount of 4.637% series 5 medium term notes of IPL due May 30, 2044; (c) the $300 million principal amount of 3.173% series 7 medium term notes of IPL due March 24, 2025; (d) the $350 million principal amount of 2.608% series 8 medium term notes of IPL due September 13, 2023; (e) the $450 million principal amount of 3.484% series 9 medium term notes of IPL due December 16, 2026; (f) the $500 million principal amount of 2.734% series 10 medium term notes of IPL due April 18, 2024; and (g) the $700 million principal amount of 4.232% series 11 medium term notes of IPL due June 1, 2027;

“IPL Note Indenture” means the note indenture dated February 2, 2011 between IPL Fund (the predecessor in interest to IPL), certain subsidiary guarantors thereunder and Computershare Trust Company of Canada, as supplemented from time to time up to and including the twelfth supplemental note indenture dated June 1, 2020 between IPL and Computershare Trust Company of Canada, as the same may be further amended or supplemented from time to time, providing for the issue of debt securities of IPL, including the IPL MTNs and the IPL Hybrid Notes;

“IPL PSU Plans” means, collectively, IPL’s Performance Share Unit Plan amended and restated February 20, 2020 and IPL’s Performance Share Unit Plan dated January 1, 2015 and amended effective August 15, 2015;

“IPL PSUs” means performance share units granted pursuant to the IPL PSU Plan, including any related dividend equivalent units;

“IPL RSU Plans” means, collectively, IPL’s Restricted Share Unit Plan amended and restated February 20, 2020 and IPL’s Restricted Share Unit Plan amended and restated May 7, 2018, including any amendments thereto;

“IPL RSUs” means restricted share units granted pursuant to the IPL RSU Plan, including any related dividend equivalent units;

“IPL Shareholder Rights Plans” means, collectively, IPL’s Amended and Restated Shareholder Protection Rights Plan Agreement dated May 8, 2017 and IPL’s Shareholder Protection Rights Plan Agreement made effective as of March 31, 2021, as the same may be amended, amended and restated, replaced or further supplemented from time to time;

“IPL Shareholders” means the holders of IPL Common Shares;

“IPL Shareholders’ Meeting” means such meeting or meetings of the IPL Shareholders, including any adjournment thereof, that is or are to be convened as provided by the Interim Order to consider, and if deemed advisable approve, the Arrangement Resolution;

“IPL Termination Fee” and “IPL Termination Fee Event” have the respective meanings ascribed thereto in Section 8.3(b);

“IPL VWAP” has the meaning ascribed thereto in Section 2.9(a);

“Joint Proxy Circular” means the notice of the Pembina Shareholders’ Meeting and the notice of the IPL Shareholders’ Meeting to be sent to Pembina Shareholders and IPL Shareholders, respectively, and the management proxy circular to be prepared in connection with the Pembina Shareholders’ Meeting and the IPL Shareholders’ Meeting, together with any amendments thereto or supplements thereof, and any other registration statement, information circular or proxy statement which may be prepared in connection with the Pembina Shareholders’ Meeting and/or the IPL Shareholders’ Meeting;

“Key Regulatory Approvals” means the Competition Act Approval, the HSR Approval and the CTA Approval;

“Laws” means all laws, by-laws, statutes, rules, regulations, principles of law, decisions, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity (including the Exchanges) or self-regulatory authority; and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Persons or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities; and “Laws” includes Environmental Laws, Canadian Securities Laws and U.S. Securities Laws;

“Material Adverse Change” or “Material Adverse Effect” means, with respect to any Person and its Subsidiaries, taken as a whole, any fact or state of facts, circumstance, change, effect, occurrence or event which, either individually is or in the aggregate are, or individually or in the aggregate would reasonably be expected to be, material and adverse to the business, operations, results of operations, properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with:

(a)

any matter or prospective matter which has, at or prior to the date hereof, been publicly disclosed by such Person or has been disclosed by IPL to Pembina in the IPL Disclosure Letter in respect of IPL and by Pembina to IPL in the Pembina Disclosure Letter in respect of Pembina;

(b)

the failure of such Person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement;

(c)

conditions affecting (i) the midstream oil, gas (including liquefied natural gas) and natural gas liquids industry, including transportation, management, logistics, storage, processing, terminalling and fractionation activities, (ii) the bulk products storage and terminalling industry, or (iii) in the case of IPL, the petrochemical industry (together, the “Relevant Business”) as a whole;

(d)	changes in Laws (including Tax Laws) or any change in IFRS or regulatory accounting requirements applicable to the Relevant Business;

(e)

any change in (i) global, national or regional political conditions (including the outbreak of war or acts of terrorism), (ii) general economic, business, regulatory, or market conditions, (iii) national or global financial or capital markets or commodity markets (including any decline in crude oil, bitumen, refined products or natural gas prices on a current or forward basis), or (iv) demand for storage and terminalling services for bulk/liquids products;

(f)	any natural disaster;

(g)	any epidemic, pandemic or outbreaks of illness (including the COVID-19 pandemic) or other health crisis or public health event declared by a Governmental Entity, including the worsening thereof;

(h)

any changes in the trading price or trading volumes of any listed securities of Pembina or IPL, as applicable, or any credit rating downgrade, negative outlook, watch or similar event relating to such Person or any of its Subsidiaries (provided, however, that the causes underlying such changes may be considered to determine whether such causes constitute a Material Adverse Change or Material Adverse Effect);

(i)	any actions taken (or omitted to be taken) at the written request or with the prior written approval of the other Party; or

(j)

the announcement of this Agreement or any action taken by such Person or any of its Subsidiaries that is required pursuant to this Agreement (including any steps taken pursuant to Section 5.4 to obtain any Regulatory Approvals, but excluding any obligation to act in the ordinary course of business), provided, however, that (i) with respect to paragraphs (c), (d), (e), (f) and (g), such matter does not have a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to comparable entities operating in the Relevant Business, in which case, for the relevant exclusion from this definition of “Material Adverse Change” or “Material Adverse Effect” referred to in paragraphs (c), (d), (e), (f) and (g), such matter shall be taken into account in determining whether a “Material Adverse Change” or “Material Adverse Effect” has occurred only to the extent such matter has a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, when compared to other participants in the Relevant Business, and (ii) references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a “Material Adverse Change” or a “Material Adverse Effect” has occurred;

“Material HPC Agreements” means the agreements entered into with respect to the development, construction, commissioning and operation of the HPC Project, including the engineering, procurement, construction and similar agreements, technology license agreements, the propane purchase and sale agreements, polypropylene offtake agreements, the logistics agreements and the agreements entered into with Fengate in respect of the Central Utilities Block;

“Meeting Materials” has the meaning ascribed thereto in Section 2.6(e);

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Misrepresentation” means any untrue statement of a material fact or any omission to state a material fact required to be stated or necessary to make a statement, in light of the circumstances in which they are made, not misleading;

“Money Laundering Laws” has the meaning ascribed thereto in paragraph 1.1(g)(ii) of Schedule C;

“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids;

“No Action Letter” means a written confirmation from the Commissioner that he does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the Arrangement contemplated by this Agreement;

“NYSE” means the New York Stock Exchange;

“OFAC” has the meaning ascribed thereto in paragraph 1.1(g)(iii) of Schedule C;

“OHSA” has the meaning ascribed thereto in paragraph (u)(viii) of Schedule D;

“Outside Date” means January 5, 2022, subject to the right of either Party to postpone the Outside Date for up to an additional 90 days (in 30-day increments) if a Regulatory Approval has not been obtained, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Calgary Time) on the date that is not less than five days prior to the original Outside Date (and any subsequent Outside Date), or such later date as may be agreed to in writing by the Parties, provided that, notwithstanding the foregoing, a Party shall not be permitted to postpone the Outside Date if the failure to obtain a Regulatory Approval is primarily the result of such Party’s failure to comply with its covenants with respect to obtaining such Regulatory Approval herein;

“Parties” means Pembina and IPL, and “Party” means either one of them;

“Pembina” has the meaning ascribed thereto in the recitals hereof;

“Pembina Board” means the board of directors of Pembina;

“Pembina Class A Preferred Shares” means the class A preferred shares in the capital of Pembina;

“Pembina Class B Preferred Shares” means the class B preferred shares in the capital of Pembina;

“Pembina Common Shares” means the common shares in the capital of Pembina;

“Pembina Data Room” means the electronic data room, as existing as of the date of this Agreement, and made available by Pembina to IPL and its Representatives in connection with the Arrangement;

“Pembina Disclosure Documents” has the meaning ascribed thereto in paragraph (n) of Schedule C;

“Pembina Disclosure Letter” means the disclosure letter delivered by Pembina to IPL and dated the date hereof;

“Pembina Fairness Opinion” has the meaning ascribed thereto in Section 2.2(b);

“Pembina Financial Statements” has the meaning ascribed thereto in paragraph (o)(i) of Schedule C;

“Pembina Options” means options to purchase Pembina Common Shares granted pursuant to Pembina’s stock option plan dated May 26, 2011, as amended effective November 30, 2016 and as further amended effective February 26, 2020;

“Pembina Resolution” means the ordinary resolution of the Pembina Shareholders to authorize and approve the issuance by Pembina of the Pembina Common Shares to the IPL Shareholders pursuant to the Arrangement;

“Pembina Shareholder Rights Plan” means Pembina’s shareholder rights plan dated effective as of May 12, 2016;

“Pembina Shareholders” means the holders of Pembina Common Shares;

“Pembina Shareholders’ Meeting” means such meeting or meetings of the Pembina Shareholders, including any adjournment thereof, that is to be convened to consider, and if deemed advisable, approve the Pembina Resolution;

“Permitted Encumbrances” means: (a) in respect of IPL and its Subsidiaries, Encumbrances specifically disclosed in the IPL Disclosure Letter; (b) easements, rights of way, servitudes or other similar rights, including, without limitation, rights of way for highways, railways, sewers, drains, gas or oil pipelines, gas or water mains, electric light, power, telephone or cable television towers, poles, wires and similar rights in real property or any interest therein, provided the same are registered on title and not of such nature as to materially adversely affect the use of the property subject thereto; (c) the regulations and any rights reserved to or vested in any municipality or governmental, statutory or public authority to levy Taxes or to control or regulate any Party’s or any of its Subsidiaries’ interests in any manner; (d) undetermined or inchoate Encumbrances incurred or created in the ordinary course of business as security for a Party’s or any of its Subsidiaries’ share of the costs and expenses of the development or operation of any of its assets, which costs and expenses are not delinquent as of the Effective Time or are being contested in good faith; (e) undetermined or inchoate mechanics’ liens and similar liens for which payment for services rendered or goods supplied is not delinquent as of the Effective Time or is being contested in good faith; (f) Encumbrances granted in the ordinary course of business to a Governmental Entity respecting operations pertaining to the Relevant Business or petroleum and natural gas rights; (g) Encumbrances for Taxes, assessments and governmental charges that are not due and payable or delinquent or are being contested in good faith and for which adequate reserves in accordance with IFRS have been established; (h) any Encumbrances under a Party’s or any of its Subsidiaries’ existing credit facilities or other borrowing arrangements, which, in the case of IPL, have been disclosed in the IPL Disclosure Letter; (i) agreements with any municipal, provincial or federal governments or authorities and any public utilities or private suppliers of services, including subdivision agreements, development agreements, site control agreements, engineering, grading or landscaping agreements and similar agreements; or (j) such other minor imperfections or irregularities of title or Encumbrances as do not materially detract from the value or materially interfere with the use of the properties or assets subject thereto or affected thereby;

“Person” includes an individual, firm, trust, partnership, association, corporation, joint venture, trustee, executor, administrator, legal representative or government (including any Governmental Entity);

“Plan of Arrangement” means the plan of arrangement substantially in the form set forth in Schedule A hereto and any amendments or variations thereto made in accordance with Section 9.1 hereof or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Pembina and IPL, each acting reasonably;

“Pre-Arrangement Reorganization” has the meaning ascribed thereto in Section 5.5;

“Receiving Party” has the meaning ascribed thereto in Section 6.4;

“Registrar” means the Registrar of Corporations duly appointed pursuant to Section 263 of the ABCA;

“Regulatory Action” has the meaning ascribed thereto in Section 5.4(d);

“Regulatory Approvals” means the Key Regulatory Approvals and any other consent, waiver, permit, permission, exemption, review, order, decision or approval of, or any registration and filing with or withdrawal of any objection or successful conclusion of any litigation brought by, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity or pursuant to a written agreement between the Parties and a Governmental Entity to refrain from consummating the Arrangement, in each case required under Laws or that the Parties agree to obtain in connection with the Arrangement;

“Relevant Business” has the meaning set forth in the definitions of “Material Adverse Change” and “Material Adverse Effect” in this Agreement;

“Representatives” means the officers, directors, employees, financial advisors, legal counsel, accountants and other agents and representatives of a Party;

“Retirement Plan” has the meaning ascribed thereto in paragraph 1.1(v)(vii) of Schedule D;

“Reverse Termination Fee” has the meaning specified in Section 8.3(e);

“Reverse Termination Fee Event” has the meaning specified in Section 8.3(e);

“SEC” means the United States Securities and Exchange Commission;

“Securities Regulators” means, collectively, the Canadian Securities Administrators and the SEC;

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators;

“Subsidiary” has the meaning set forth in the Securities Act (Alberta);

“Superior Proposal” means an unsolicited written bona fide Acquisition Proposal made after the date hereof by a Person (other than Pembina or its affiliates) to acquire not less than all of the outstanding IPL Common Shares or not less than all or substantially all of the consolidated assets of IPL:

(a)	that complies with applicable Laws and did not result from or involve a breach of Section 7.1;

(b)

that is not subject to a financing condition and in respect of which any funds or other consideration necessary to complete such Acquisition Proposal have been demonstrated to the satisfaction of the IPL Board, acting in good faith (after consultation with its financial advisor(s) and outside legal counsel) have been obtained or are reasonably likely to be obtained to fund completion of such Acquisition Proposal at the time and on the basis set out therein;

(c)	that is not subject to a due diligence or access condition;

(d)

in respect of which the IPL Board has determined, in good faith, after consultation with its financial advisor(s) and outside legal counsel, would or would be reasonably likely to, if consummated in accordance with its terms and without assuming away the risk of non- completion, result in a transaction more favourable, from a financial point of view, for IPL Shareholders than the transaction contemplated by this Agreement (including after considering the proposal to adjust the terms and conditions of the Arrangement as contemplated in Section 7.1(c));

(e)

that the IPL Board has determined, in good faith, after consultation with its financial advisor(s) and outside legal counsel, is reasonably capable of being completed at the time and on the terms proposed, without undue delay and taking into account all legal, financial, regulatory (including with respect to the Key Regulatory Approvals and any approval required under the Investment Canada Act to the extent applicable) and other aspects of such Acquisition Proposal and the Person or group of Persons making such proposal; and

(f)

after receiving the advice of outside legal counsel, that the failure by the IPL Board to accept, recommend, approve or enter into a definitive agreement to implement, as applicable, such Acquisition Proposal would be inconsistent with its fiduciary duties under applicable Laws, provided, however, that the Existing Bid shall be deemed not to be, and may not constitute, a Superior Proposal for any purpose of this Agreement;

“Supplemental Information” has the meaning ascribed thereto in Section 2.6(e);

“Tax” or “Taxes” means all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever, however denominated, together with any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Entity, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including federal, provincial and state income taxes), capital taxes, payroll and employee withholding taxes, gasoline and fuel taxes, employment insurance, social insurance taxes (including Canada Pension Plan payments), sales and use taxes (including goods and services, harmonized sales, provincial or territorial sales tax), ad valorem taxes, value-added taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, withholding, environmental taxes, carbon taxes, transfer taxes, workers’ compensation premiums or charges, pension assessment and other governmental charges, customs duties and import and export taxes, and other obligations of the same or of a similar nature to any of the foregoing, which one of the Parties or any of its Subsidiaries is required to pay, withhold or collect;

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

“Tax Returns” means any and all reports, returns, claims for refunds, estimates, elections, designations, forms, declarations of estimated Tax, information statements and returns relating to, or required to be filed in connection with any Taxes, including amendment thereof, and whether in tangible or electronic form;

“Tax Sharing Agreements” has the meaning ascribed thereto in paragraph (x)(xvii) of Schedule D;

“Termination Notice” and “Terminating Party” have the respective meanings ascribed thereto in Section 6.4;

“Third Party Beneficiaries” has the meaning ascribed thereto in Section 9.9;

“TSX” means The Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Securities Laws” means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

1.3	Article References

Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.4	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; and words importing gender shall include all genders.

1.5	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

1.7	Schedules

The following Schedules annexed to this Agreement, being:

Schedule A	Plan of Arrangement
Schedule B	Form of Arrangement Resolution
Schedule C	Representations and Warranties of Pembina
Schedule D	Representations and Warranties of IPL

are incorporated by reference into this Agreement and form a part hereof.

1.8	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under, and all determinations of an accounting nature required to be made shall be made in a manner consistent with, IFRS.

1.9	Knowledge

In this Agreement, references to “to the knowledge of” means the actual knowledge of the Executive Officers of Pembina or IPL, as the case may be, after reasonable inquiry, and such Executive Officers shall make such inquiry as is reasonable in the circumstances. For purposes of this Section 1.9, “Executive Officers” (a) in the case of Pembina, means Pembina’s President and Chief Executive Officer, Senior Vice President & Chief Financial Officer, Senior Vice President, External Affairs & Chief Legal and Sustainability Officer, Senior Vice President & Chief Operating Officer, Pipelines, Senior Vice President, Marketing and New Ventures & Corporate Development Officer and Senior Vice President & Chief Operating Officer, Facilities as the case may be, and (b) in the case of IPL, means IPL’s President & Chief Executive Officer, Chief Financial Officer, Senior Vice President, Petrochemical Development, Senior Vice President, Corporate Services, Senior Vice President, Petrochemicals, Senior Vice President, Transportation, Senior Vice President, Projects and Operations Services and Vice President, Corporate Development, as the case may be.

1.10	Other Definitional and Interpretive Provisions

(a)

References in this Agreement to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.

(b)

A reference to time in this Agreement shall be to Calgary time, unless otherwise specified; and Calgary time shall refer to Mountain Standard Time or Mountain Daylight Savings Time during the respective intervals in which each is in force in Alberta.

(c)	Any capitalized terms used in any exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(d)

References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. Any reference in this Agreement to a Person includes the heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that Person.

(e)	Where a term is defined herein, a capitalized derivative of that term shall have a corresponding meaning unless the context otherwise requires.

(f)

References to a statute or Law shall be a reference to: (i) that statute or Law as amended or re-enacted from time to time and every statute or Law that may be substituted therefor; and (ii) the rules, regulations, bylaws, other subsidiary legislation and published policies or notices made pursuant to that statute or Law.

(g)

The term “made available” means: (i) in relation to materials that are to be made available to Pembina, that copies of such materials were included in, and were not removed from, the IPL Data Room or that were provided by or on behalf of IPL to Blake, Cassels & Graydon LLP, counsel to Pembina, no later than 11:59 p.m. (Calgary time) on 31, 2021; and (ii) in relation to materials that are to be made available to IPL, that copies of such materials were included in, and were not removed from, the Pembina Data Room no later than 11:59 p.m. (Calgary time) on May 31, 2021.

ARTICLE 2

THE ARRANGEMENT

2.1	The Arrangement

Pembina and IPL shall proceed to effect a plan of arrangement under Section 193 of the ABCA pursuant to which, on the Effective Date, on the terms contained in the Plan of Arrangement, among other things, each holder of IPL Common Shares (other than those IPL Common Shares in respect of which the holder thereof has validly exercised Dissent Rights) shall receive, for each IPL Common Share, such number of Pembina Common Shares equal to the Exchange Ratio.

Pembina may acquire the IPL Common Shares through a direct or indirectly wholly-owned Subsidiary, currently existing or to be organized under the laws of any jurisdiction in Canada (“AcquisitionCo”). In the event an AcquisitionCo is used by Pembina, Pembina will cause AcquisitionCo to perform all of its obligations under the Plan of Arrangement.

2.2	Pembina Approval

Pembina represents and warrants to IPL that:

(a)	the Pembina Board has unanimously determined that:

(i)	the Arrangement is fair to the Pembina Shareholders;

(ii)	the Arrangement and entry into this Agreement are in the best interests of Pembina; and

(iii)	it will unanimously recommend that the Pembina Shareholders vote in favour of the Pembina Resolution; and

(b)

the Pembina Board has received a verbal opinion from Scotia Capital Inc., the financial advisor to Pembina, that the consideration to be paid to the IPL Shareholders is fair, from a financial point of view, to Pembina (the “Pembina Fairness Opinion”).

2.3	IPL Approval

IPL represents and warrants to Pembina that:

(a)	based on the unanimous recommendation of the IPL Independent Committee, the IPL Board has unanimously determined that:

(i)	the Arrangement is fair to the IPL Shareholders;

(ii)	the Arrangement and entry into this Agreement are in the best interests of IPL; and

(iii)	it will unanimously recommend that the IPL Shareholders vote in favour of the Arrangement; and

(b)

(i) the IPL Independent Committee and the IPL Board have received verbal IPL Fairness Opinions; and (ii) the fees to be paid to the IPL Financial Advisors in connection with the delivery of the IPL Fairness Opinions are not contingent on the completion of the Arrangement.

2.4	Obligations of Pembina

Subject to the terms and conditions of this Agreement, in order to facilitate the Arrangement, Pembina shall take all actions and do all things necessary or desirable, in accordance with all applicable Laws, to:

(a)

duly call, give notice of, convene and hold the Pembina Shareholders’ Meeting as promptly as practicable, and, subject Section 2.7, shall use all commercially reasonable efforts to convene and hold such meeting on or before July 29, 2021, provided that such meeting shall be convened and held no later than August 10, 2021, and in any case with a record date not later than June 28, 2021, to hold a vote upon the Pembina Resolution and any other matters as may be properly brought before such meeting; and

(b)

subject to compliance by Pembina directors and officers with their fiduciary duties, solicit proxies of Pembina Shareholders in favour of the Pembina Resolution, including, if so requested by IPL, acting reasonably, by using a proxy solicitation agent for such purpose.

Pembina shall use its commercially reasonable efforts to obtain and furnish to IPL the information required on its behalf to be included in the Joint Proxy Circular. Pembina shall use its commercially reasonable efforts to: (a) as soon as practicable following the date of this Agreement, prepare with IPL the Joint Proxy Circular; and (b) as soon as practicable following the receipt of the Interim Order, print and mail, directly and indirectly, the Joint Proxy Circular to the Pembina Shareholders. As of the date the Joint Proxy Circular is first mailed to the Pembina Shareholders and the IPL Shareholders and the date of any Pembina Shareholders’ Meeting and IPL Shareholders’ Meeting: (a) the information provided by Pembina for use in the preparation of the Joint Proxy Circular shall be complete and correct in all material respects and not contain any Misrepresentations; (b) the Joint Proxy Circular shall contain the Pembina Fairness Opinion and the unanimous recommendation of the Pembina Board that the Pembina Shareholders vote in favour of the Pembina Resolution, and (c) the Joint Proxy Circular shall comply in all material respects with all applicable Laws. Pembina shall give IPL and its legal counsel a reasonable opportunity to review and comment on the drafts of the Joint Proxy Circular and other related documents, and shall give reasonable consideration to any comments made by IPL and its legal counsel relating to the disclosure contained therein such that the Joint Proxy Circular shall be in a form satisfactory to IPL, acting reasonably. Pembina agrees to promptly correct any such information provided by it for use in the Joint Proxy Circular which shall have become false or misleading at any time prior to the Pembina Shareholders’ Meeting or the IPL Shareholders’ Meeting. Without limiting the generality of the foregoing, Pembina shall ensure that the Joint Proxy Circular provides Pembina Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Pembina Shareholders’ Meeting, including the unanimous recommendation of the Pembina Board that the Pembina Shareholders vote in favour of the Pembina Resolution.

The Joint Proxy Circular shall provide that the requisite approval for the Pembina Resolution to be placed before the Pembina Shareholders shall be greater than 50% of the votes cast on the Pembina Resolution by the Pembina Shareholders present in person or represented by proxy at the Pembina Shareholders’ Meeting (such that each Pembina Shareholder is entitled to one vote for each Pembina Common Share held).

2.5	Obligations of IPL

Subject to the terms and conditions of this Agreement, in order to facilitate the Arrangement, IPL shall take all actions and do all things necessary or desirable, in accordance with all applicable Laws, to:

(a)	make and diligently prosecute an application to the Court for the Interim Order in respect of the Arrangement;

(b)

in accordance with the terms of and the procedures contained in the Interim Order, duly call, give notice of, convene and hold the IPL Shareholders’ Meeting as promptly as practicable, and, subject Section 2.7, shall use all commercially reasonable efforts to convene and hold such meeting on July 29, 2021, provided that such meeting shall be convened and held no later than August 10, 2021, and in any case with a record date not later than June 28, 2021, to hold a vote upon the Arrangement Resolution and any other matters as may be properly brought before such meeting;

(c)

subject to compliance by IPL directors and officers with their fiduciary duties, solicit proxies of IPL Shareholders in favour of the Arrangement Resolution, including, if so requested by Pembina, acting reasonably, by using a proxy solicitation agent for such purpose;

(d)

subject to obtaining the approvals as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and apply for the Final Order as soon as reasonably practicable, and use all commercially reasonable efforts to do so not later than the third business day after the date on which the Arrangement Resolution is passed at the IPL Shareholders’ Meeting;

(e)	file the Articles of Arrangement with the Registrar upon satisfaction or waiver of the conditions set forth in Article 6, as provided for in Section 2.10; and

(f)	give effect to the Arrangement, including using commercially reasonable efforts to make and actively prosecute applications for all Regulatory Approvals.

IPL shall use its commercially reasonable efforts to obtain and furnish to Pembina the information required on its behalf to be included in the Joint Proxy Circular. IPL shall use its commercially reasonable efforts to: (a) as soon as practicable following the date of this Agreement, prepare with Pembina the Joint Proxy Circular; and (b) as soon as practicable following the receipt of the Interim Order, print and mail, directly and indirectly, the Joint Proxy Circular to the IPL Shareholders. As of the date the Joint Proxy Circular is first mailed to the Pembina Shareholders and the IPL Shareholders and the date of any Pembina Shareholders’ Meeting and IPL Shareholders’ Meeting: (a) the information provided by IPL for use in the preparation of the Joint Proxy Circular shall be complete and correct in all material respects and not contain any Misrepresentations, (b) the Joint Proxy Circular shall contain the IPL Fairness Opinions and the unanimous recommendation of the IPL Board that the IPL Shareholders vote in favour of the Arrangement Resolution, and (c) the Joint Proxy Circular shall comply in all material respects with the Interim Order and all applicable Laws. IPL shall give Pembina and its legal counsel a reasonable opportunity to review and comment on the drafts of the Joint Proxy Circular and other related documents, and shall give reasonable consideration to any comments made by Pembina and its legal counsel relating to the disclosure contained therein such that the Joint Proxy Circular shall be in a form satisfactory to Pembina, acting reasonably. IPL agrees to promptly correct any such information provided by it for use in the Joint Proxy Circular which shall have become false or misleading at any time prior to the IPL Shareholders’ Meeting or the Pembina Shareholders’ Meeting. Without limiting the generality of the foregoing, IPL shall ensure that the Joint Proxy Circular provides IPL Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the IPL Shareholders’ Meeting, including the unanimous recommendation of the IPL Board that the IPL Shareholders vote in favour of the Arrangement Resolution.

2.6	Interim Order

The application referred to in Section 2.5(a) shall request that the Interim Order provide, among other things:

(a)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the IPL Shareholders’ Meeting and for the manner in which such notice is to be provided;

(b)

that the requisite approval for the Arrangement Resolution to be placed before the IPL Shareholders shall be 66 2/3% of the votes cast on the Arrangement Resolution by IPL Shareholders present in person or by proxy at the IPL Shareholders’ Meeting (such that each IPL Shareholder is entitled to one vote for each IPL Common Share held) and, if required under Canadian Securities Laws, by a majority of the votes cast on the Arrangement Resolution by IPL Shareholders present in person or by proxy at the IPL Shareholders’ Meeting after excluding the votes of those Persons whose votes are required to be excluded under MI 61-101;

(c)

IPL shall be authorized to hold the IPL Shareholders’ Meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during such meeting;

(d)	that the IPL Shareholders’ Meeting or Pembina Shareholders’ Meeting may be adjourned or postponed from time to time by IPL or Pembina, respectively, in accordance with the terms of this Agreement without the need for additional approval of the Court, and that notice of such adjournment or postponement may be given by such method as IPL or Pembina, as applicable, determines is appropriate in the circumstances, and that the time period required for any such adjournment or postponement shall be for such time period or periods as IPL or Pembina, as applicable, deems advisable;

(e)

that IPL and Pembina are authorized to make such amendments, revisions or supplements the (“Supplemental Information”) to the Joint Proxy Circular, form of proxy, notices of the IPL Shareholders’ Meeting and Pembina Shareholders’ Meeting, letter of transmittal and notice of originating application and similar documents (collectively, the “Meeting Materials”) as they may determine, and IPL and Pembina may disclose such Supplemental Information, including any material changes, by the method and in the time most reasonably practicable in the circumstances as determined by IPL or Pembina, as applicable, (including, without limitation, by press release, news release, newspaper advertisement or by notice sent to the IPL Shareholders or Pembina Shareholders, as applicable, by any of the means the Meeting Materials are otherwise sent to such holders), and IPL and Pembina need not observe the 21 day or other meeting notice requirements required under applicable Laws; and without limiting the generality of the foregoing, if any material change or material fact arises between the date of the Interim Order and the date of the IPL Shareholders’ Meeting or Pembina Shareholders’ Meeting, which change or fact, if known prior to mailing of the Joint Proxy Circular, would have been disclosed in the Joint Proxy Circular, then: (i) each of IPL and Pembina shall advise the IPL Shareholders and Pembina Shareholders, respectively, of the material change or material fact by disseminating a news release in accordance with applicable securities laws and the policies of the Exchanges; and (ii) provided that the foregoing new release describes the applicable material change or material fact in reasonable detail, neither IPL nor Pembina shall be required to deliver an amendment to the Joint Information Circular to the IPL Shareholders or Pembina Shareholders, respectively, or otherwise give notice to the IPL Shareholders or Pembina Shareholders, respectively, of the material change or material fact other than dissemination and filing of such news release;

(f)

that the record date for IPL Shareholders entitled to notice of and to vote at the IPL Shareholders’ Meeting will not change in respect of any adjournment(s) or postponement(s) of the IPL Shareholders’ Meeting;

(g)

that, in all other material respects, the terms, restrictions and conditions of the constating documents of IPL, including quorum requirements and all other matters, shall apply in respect of the IPL Shareholders’ Meeting;

(h)	for the grant of the Dissent Rights as set forth in the Plan of Arrangement;

(i)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(j)	for such other matters as Pembina may reasonably request or that the Parties may agree in writing, each acting reasonably.

In the application referred to in Section 2.5(a), IPL shall inform the Court that the Parties intend to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act for the issuance of the Pembina Common Shares pursuant to the Arrangement and that, in connection therewith, the Court will be required to approve the substantive and procedural fairness of the terms and conditions of the Arrangement to each Person to whom Pembina Common Shares will be issued. Each Person to whom Pembina Common Shares will be issued on completion of the Arrangement will be given adequate notice advising them of their right to attend and appear before the Court at the hearing of the Court for the Final Order and providing them with adequate information to enable such Person to exercise such right.

2.7	Conduct of Meetings

(a)

Subject to the terms of this Agreement (and in the case of IPL, the Interim Order), Pembina agrees to convene and conduct the Pembina Shareholders’ Meeting and IPL agrees to convene and conduct the IPL Shareholders’ Meeting, in each case, in accordance with their respective constating documents and applicable Laws (and in the case of IPL, the Interim Order), and agrees not to propose to adjourn or postpone its meeting without the prior consent of the other Party, acting reasonably:

(i)	except as required for quorum purposes (in which case the meeting shall be adjourned and not cancelled) or by applicable Law or by a Governmental Entity;

(ii)	except as permitted under Section 6.4 or Section 7.1(c); or

(iii)	except for an adjournment, with prior consent of Pembina (not to be unreasonably withheld) for the purpose of attempting to obtain the requisite approval for the Arrangement Resolution.

(b)

Upon the request of the other Party, Pembina or IPL, as applicable, shall adjourn or postpone its meeting to a date specified by such requesting Party, provided that such meeting, as so adjourned or postponed, shall occur not later than 15 business days after the date on which such meeting was originally scheduled to occur and in any event shall occur not later than the date that is three business days prior to the Outside Date.

(c)

Notwithstanding the receipt by IPL of a Superior Proposal in accordance with Section 7.1, unless otherwise agreed to in writing by Pembina or this Agreement is terminated in accordance with its terms or except as required by applicable Law or by a Governmental Entity, IPL shall continue to take all steps reasonably necessary to hold the IPL Shareholders’ Meeting and to cause the Arrangement Resolution to be voted on at the IPL Shareholders’ Meeting and shall not propose to adjourn or postpone the IPL Shareholders’ Meeting other than as contemplated by Section 2.7(a).

(d)

Each Party shall advise the other Party as reasonably requested, and on a daily basis on each of the last seven business days prior to the date of its meeting as to the aggregate tally of the proxies and votes received in respect of such meeting and all matters to be considered at such meeting.

(e)

IPL shall promptly advise Pembina of any written communication received after the date of this Agreement from any securityholder of IPL or other Person in opposition to the Arrangement Resolution or any written notice of dissent, purported dissent exercise or withdrawal of Dissent Rights by a holder of IPL Common Shares, and written communications sent by or on behalf of IPL to any such holder exercising or purporting to exercise Dissent Rights. Pembina shall promptly advise IPL of any written communication received after the date of this Agreement from any securityholder of Pembina or other Person in opposition to the Pembina Resolution.

(f)

IPL shall not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to the Dissent Rights without the prior written consent of Pembina, acting reasonably.

2.8	Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, IPL will diligently pursue, and cooperate with Pembina in diligently pursuing, the Interim Order and the Final Order, and IPL will provide Pembina and its legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, including by providing on a timely basis a description of any information required to be supplied by Pembina for inclusion in such material, prior to the service and filing of that material, and will accept the reasonable comments of Pembina and its legal counsel with respect to any such information required to be supplied by Pembina and included in such material and any other matters contained therein. IPL will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, IPL will not object to legal counsel to Pembina making submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided such submissions are consistent with this Agreement and the Plan of Arrangement.

IPL will also provide legal counsel to Pembina on a timely basis with copies of any notice and evidence served on IPL or its legal counsel in respect of the application for the Interim Order or Final Order or any appeal therefrom and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order. Subject to applicable Laws, IPL will not file any material with, or make any submissions to, the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Pembina’s prior written consent, such consent not to be unreasonably withheld or delayed; provided that nothing herein shall require Pembina to agree or consent to any increased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases Pembina’s obligations, or diminishes or limits Pembina’s rights, set forth in any such filed or served materials or under this Agreement. IPL shall oppose any proposal from any Person that would result in the Interim Order or Final Order containing any provision that is inconsistent with this Agreement. Subject to the terms of this Agreement, Pembina shall use commercially reasonable efforts to cooperate with and assist IPL in seeking the Interim Order and the Final Order, including by providing to IPL, on a timely basis, any information reasonably required to be supplied by Pembina in connection therewith.

2.9	IPL Incentive Awards and Employee Matters

The Parties acknowledge that the Arrangement will result in a “change of control“ under the IPL Incentive Award Plans and IPL Employment Agreements and that:

(a)

in accordance with the applicable plans, the vesting of all IPL RSUs and IPL PSUs granted in 2019 under the IPL Incentive Award Plans (as disclosed in the IPL Disclosure Letter) shall accelerate and be settled in cash immediately prior to the Effective Time based on the five day weighted average trading price of the IPL Common Shares ending on the second trading day prior to the Effective Date (the “IPL VWAP”) and, in the case of such IPL PSUs, using a “Performance Multiplier” as agreed to by Pembina and as set forth in the IPL Disclosure Letter;

(b)

with respect to the IPL RSUs and IPL PSUs granted in 2020 and 2021 under the IPL Incentive Award Plans (as disclosed in the IPL Disclosure Letter), (i) in the event of a “Change of Control Termination” under the IPL Incentive Award Plans, the vesting of such IPL RSUs and IPL PSUs shall be accelerated and settled in cash immediately prior to the Effective Time based on the IPL VWAP and, in the case of such IPL PSUs, using a “Performance Multiplier” as agreed to by Pembina and set forth in the IPL Disclosure Letter, and (ii) if a Change of Control Termination has not occurred with respect to the holder of such IPL RSUs or IPL PSUs, Pembina hereby directs and agrees with IPL and the IPL Board to take all necessary action prior to the Effective Time to accelerate the vesting and cash settlement of such IPL RSUs and IPL PSUs in the same manner as those IPL RSUs and IPL PSUs accelerated and settled in clause (i) of this Section 2.9(b); and

(c)

any payments under the IPL Employment Agreements, as disclosed in the IPL Disclosure Letter, will be made in accordance with the terms thereof, and IPL has disclosed in the IPL Disclosure Letter its best estimate of the amounts of any payments that would be made upon a termination of employment of IPL Employees party to the IPL Employment Agreements, and other than in respect of payments to be made in respect of IPL Incentive Awards and IPL Employment Agreements set forth in this Section 2.9 and as set forth in the IPL Disclosure Letter, there are no accelerated vesting or payout of any incentive or equity awards or any other securities of IPL, nor are there any change of control, severance, separation, retention, bonus or similar payments triggered under any employment or change of control agreements, retention or bonus plans or other arrangements applicable to any IPL Employees or directors or consultants of IPL or any of its Subsidiaries as a result of the completion of the Arrangement (for greater certainty, without any related termination of employment by IPL or Pembina upon or immediately following completion of the Arrangement).

In addition to the foregoing IPL has disclosed in the IPL Disclosure Letter the estimated amount of any change of control, severance, separation, retention, bonus or similar payments which would be payable to all IPL Employees and directors and consultants of IPL and its Subsidiaries pursuant to the IPL Employee Obligations, assuming the relevant conditions to the payment of such amounts pursuant to such obligations are satisfied at or prior to the Effective Time (whether or not such conditions are actually met).

IPL shall be exclusively responsible for any withholding obligations of Taxes pursuant to the Tax Act or other applicable Laws from any amounts paid for the IPL Employee Obligations to be paid at or prior to the Effective Time and in connection with the exercise or settlement of any IPL Incentive Awards (whether pursuant to this Section 2.9 or otherwise), and IPL shall deliver the consideration for the foregoing net of such amounts to IPL Employees and holders of IPL Incentive Awards, as applicable. Any such amounts deducted, withheld and remitted by IPL will be treated for all purposes under this Agreement as having been paid to the IPL Employees and holders of IPL Incentive Awards, as applicable, in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Tax authority.

2.10	Effective Date

The Arrangement shall become effective at the Effective Time. Upon issuance of the Final Order and subject to the satisfaction or waiver of the conditions precedent in Article 6, each of the Parties shall, as soon as practicable, execute and deliver such closing documents and instruments and IPL shall proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to Section 193 of the ABCA no later than the third business day following the satisfaction or waiver of such conditions precedent (other than the conditions precedent that by their terms are to be satisfied as of the Effective Date) or such other date as agreed to in writing by Pembina and IPL, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

2.11	Dividends

(a)

Commencing with the dividend to be declared with a record date in August 2021, IPL shall amend its record dates for monthly dividends on the IPL Common Shares to match the corresponding record dates set by Pembina for monthly dividends on the Pembina Common Shares.

(b)

Subject to applicable Laws and general economic conditions, Pembina confirms that (i) it has no current intention to reduce the amount of the current monthly dividend in respect of the Pembina Common Shares, (ii) upon closing of the Arrangement, it intends to increase the monthly dividend in respect of the Pembina Common Shares to $0.22 per share, and (iii) upon the successful commissioning and in-service date of the HPC Project (currently expected in 2022), it intends to increase its monthly dividend on the Pembina Common Shares to $0.23 per share.

2.12	Tax Matters

Pembina and IPL shall be entitled to deduct and withhold from any amount otherwise payable to any Person, including any IPL Shareholder and, for greater certainty, from any amount payable to a IPL Shareholder who has validly exercised, and not withdrawn, Dissent Rights, as the case may be, under the

Plan of Arrangement such amounts as Pembina or IPL, as the case may be, is required or reasonably believes is required to deduct and withhold from such consideration in accordance with applicable Laws. Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes as having been paid to such Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Governmental Entity. Each of Pembina or IPL is hereby authorized to sell or otherwise dispose of any share consideration as is necessary to provide sufficient funds to Pembina or IPL, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and none of Pembina or IPL shall be liable to any Person for any deficiency in respect of any proceeds received, and Pembina and IPL, as applicable, shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale.

2.13	Shareholder Communications

Each Party agrees to reasonably co-operate with the other Party and, if requested by the other Party, participate in presentations to securityholders or other stakeholders of the other Party, as applicable, regarding the Arrangement. Each Party shall seek prior consent of the other Party, such consent not to be unreasonably withheld or delayed, prior to the making of any presentations regarding the Arrangement and shall promptly advise, consult and co-operate with the other Party in issuing any press releases, posting any website communications or materials or otherwise making public statements with respect to this Agreement or the Arrangement (including in the case of IPL in respect of the Existing Bid, and any extensions, changes or variations to the Existing Bid (or any other Acquisition Proposal by or involving Brookfield)) and in making any filing with any Governmental Entity or with any stock exchange, including the Exchanges, with respect thereto. Each Party shall use commercially reasonable efforts to enable the other Party to review and comment on all such press releases website materials, filings and other communications and statements prior to the release or filing thereof; provided, however, that the foregoing shall be subject to such Party’s overriding obligation to make disclosure in accordance with applicable Laws, and if such disclosure is required and the other Party has not reviewed or commented on the disclosure, such Party shall use commercially reasonable efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. Upon the request of Pembina, IPL Shall issue a press release, post website materials or communications or otherwise make public statements in support of the Arrangement and the completion thereof in response to any statement of any Person that is made (or could reasonably be considered to be made) to impede or impair the successful completion of the Arrangement, in a manner and including such content that is acceptable to both Pembina and IPL, each acting reasonably.

The Parties agree to issue jointly a press release in a mutually acceptable form with respect to this Agreement.

For the avoidance of doubt, nothing in this Section 2.13 shall require a notice by a Party or its affiliates to the other Party or the other Party’s prior consent in connection with, or prevent such Party or any of its affiliates from: (a) issuing any press releases or otherwise making public statements with respect to this Agreement or the Arrangement; or (b) making internal announcements or presentations to employees and having discussions with their respective securityholders, financial analysts or other stakeholders, in each case so long as such statements and announcements are consistent with the press releases, public disclosures or public statements previously made by the Parties.

2.14	U.S. Securities Laws

The Parties agree that the Arrangement will be carried out with the intention that, and will use their reasonable best efforts to ensure that, the issuance of Pembina Common Shares to holders of IPL Common Shares under the Arrangement will qualify for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act. Therefore, each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in this Section 2.14. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act and to facilitate Pembina’s compliance with other U.S. Securities Laws, the Parties agree that the Arrangement will be carried out on the following basis: (a) the Court will be asked to approve the procedural and substantive fairness of the terms and conditions of the Arrangement; (b) prior to the issuance of the Interim Order, the Court will be advised of the intention of the Parties to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Pembina Common Shares to holders of IPL Common Shares pursuant to the Arrangement, based on the Court’s approval of the Arrangement; and (c) the Court will be advised prior to the hearing that its approval of the Arrangement will be relied upon as a determination that the Court has satisfied itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to all Persons who are entitled to receive Pembina Common Shares pursuant to the Arrangement.

2.15	Adjustment to Exchange Ratio

Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Pembina Common Shares shall have been changed into a different number of shares by reason of any split or consolidation of the issued and outstanding Pembina Common Shares, then the Exchange Ratio to be paid per IPL Common Share shall be appropriately adjusted to provide to holders of IPL Common Shares the same economic effect as contemplated by this Agreement and the Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Exchange Ratio.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PEMBINA

3.1	Representations and Warranties

Pembina hereby makes to IPL the representations and warranties set forth in Schedule C hereto and acknowledges that IPL is relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the Arrangement.

3.2	Investigation

Any investigation by IPL and its Representatives shall not mitigate, diminish or affect the representations and warranties of Pembina pursuant to this Agreement.

3.3	Survival of Representations and Warranties

The representations and warranties of Pembina contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated, provided that such termination of this Agreement shall not affect any claim arising from a fraudulent, wilful or intentional prior breach of any such representations or warranties.

3.4	Disclaimer of Additional Representations and Warranties

IPL agrees and acknowledges that, except as expressly set forth in Schedule C, neither Pembina nor any other Persons on behalf of Pembina makes any representation or warranty, express or implied, at Law or in equity, with respect to Pembina and any such other representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, Pembina expressly disclaims any representation or warranty that is not set forth in Schedule C.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF IPL

4.1	Representations and Warranties

IPL hereby makes to Pembina the representations and warranties set forth in Schedule D hereto, and acknowledges that Pembina is relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the Arrangement.

4.2	Investigation

Any investigation by Pembina and its Representatives shall not mitigate, diminish or affect the representations and warranties of IPL pursuant to this Agreement.

4.3	Survival of Representations and Warranties

The representations and warranties of IPL contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated, provided that such termination of this Agreement shall not affect any claim arising from a fraudulent, wilful or intentional prior breach of any such representations or warranties.

4.4	Disclaimer of Additional Representations and Warranties

Pembina agrees and acknowledges that, except as expressly set forth in Schedule D, neither IPL nor any other Persons on behalf of IPL makes any representation or warranty, express or implied, at Law or in equity, with respect to IPL and any such other representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, IPL expressly disclaims any representation or warranty that is not set forth in Schedule D.

ARTICLE 5

COVENANTS AND ADDITIONAL AGREEMENTS

5.1	Covenants of Pembina

Pembina covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, unless otherwise (i) consented to in writing by IPL (such consent to be subject to applicable Law and not be unreasonably withheld, conditioned or delayed); (ii) required by applicable Laws; or (iii) required or expressly permitted or specifically contemplated by this Agreement or the Arrangement (including in respect of Regulatory Approvals, which are governed by Sections 5.4(c) and 5.4(d)):

(a)

except as may be necessary in situations of emergency to preserve life, property or the environment, the business of Pembina and its Subsidiaries shall be conducted in, and Pembina and its Subsidiaries shall not take any action except in, the ordinary course of business and consistent with past practice, and Pembina shall use all commercially reasonable efforts to maintain and preserve its and their business organization, assets, employees and advantageous business relationships; provided, however, that (i) this Section 5.1(a) shall not restrict Pembina or any Subsidiary of Pembina from resolving to, or entering into or performing any contract, agreement, commitment or arrangement with respect to, the acquisition, disposition, or the use, building or construction of any assets or properties relating to the Relevant Business or of the ownership interests in any Person engaged in the Relevant Business in any manner including other than in the usual and ordinary course consistent with past practices, provided that the doing of any such thing does not have a Material Adverse Effect on Pembina, and (ii) it is acknowledged and agreed by IPL that such covenant is subject to Pembina’s compliance with laws related to, and the impact on Pembina’s Relevant Business of, the COVID-19 pandemic and such pandemic’s continuing effect on working restrictions and the local, national and global economy;

(b)	except as disclosed in the Pembina Disclosure Letter, Pembina shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(i)

except in connection with any issuance of Pembina Class A Preferred Shares, Pembina Class B Preferred Shares or hybrid securities, amend in any material respects Pembina’s constating documents or amend in any material respects the constating documents of any of its Subsidiaries;

(ii)

except in relation to internal transactions solely involving Pembina and its Subsidiaries or solely among such Subsidiaries, declare, set aside or pay any dividend or other distribution or payment in cash, shares or property in respect of its shares owned by any Person, except monthly dividends to holders of Pembina Common Shares and dividends to holders of Pembina Class A Preferred Shares in the amounts set forth in the articles of Pembina;

(iii)

issue, grant, sell or agree to issue, grant or sell any shares of Pembina or any of its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Pembina or any of its Subsidiaries with a value in the aggregate exceeding $1.5 billion, other than in connection with the issuance of any hybrid debt securities by Pembina or as required pursuant to the terms attaching to any of Pembina’s outstanding securities and new grants of Pembina Options;

(iv)	except as allowed pursuant to the terms attaching to any Pembina Class A Preferred Shares, amend the terms of or reclassify any of its securities;

(v)

adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Pembina or any of its Subsidiaries, other than in connection with an internal reorganization; or

(vi)	authorize, agree, resolve, commit or propose any of the foregoing, or enter into, modify or terminate any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)	except as disclosed in the Pembina Disclosure Letter, Pembina shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(i)

other than pursuant to Section 5.4(d), sell, pledge, dispose of or encumber any assets of Pembina or any of its Subsidiaries with a value individually or in the aggregate exceeding $2.0 billion (other than any security interests required to be provided in connection with Pembina’s credit facilities, any project financing, the assumption by Pembina of the IPL Credit Facilities or in connection with the issuance of any hybrid debt securities by Pembina or any transactions solely involving Pembina and its Subsidiaries);

(ii)

waive, release, grant or transfer any rights of material value or modify or change any existing license, lease, contract or other document which is material to the business of Pembina and its Subsidiaries, taken as a whole, other than in the ordinary course of business consistent with past practice;

(iii)	authorize, agree, resolve, commit or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)

Pembina will make all necessary filings and applications under applicable Laws, including Canadian Securities Laws and U.S. Securities Laws, required to be made on the part of Pembina in connection with the transactions contemplated herein and shall take all reasonable actions necessary to be in compliance with such applicable Laws (and, where applicable, subject to and in accordance with the provisions of Section 5.4);

(e)

Pembina shall apply to list the Pembina Common Shares issuable or to be made issuable pursuant to the Arrangement on the Exchanges and shall use its commercially reasonable efforts to obtain approval, subject to customary conditions, for the listing of such Pembina Common Shares on the Exchanges; and

(f)

except as disclosed in the Pembina Disclosure Letter, Pembina shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by Pembina or on behalf of any of its Subsidiaries in this Agreement untrue in any material respect.

Nothing in this Agreement is intended to or shall result in IPL exercising material influence over the operations of Pembina or any of its Subsidiaries, particularly in relation to operations in which the Parties compete or would compete, but for this Agreement, with each other, prior to the Effective Date.

5.2	Covenants of IPL

IPL covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, unless otherwise (i) consented to in writing by Pembina (such consent to be subject to applicable Law and not be unreasonably withheld, conditioned or delayed); (ii) required by applicable Laws; or (iii) required or expressly permitted or specifically contemplated by this Agreement or the Arrangement (including in respect of Regulatory Approvals, which are governed by Sections 5.4(c) and 5.4(d), but subject in all cases to the specific prohibition noted in Section 5.4(d) with respect to Regulatory Actions):

(a)

except as may be necessary in situations of emergency to preserve life, property or the environment, the business of IPL and its Subsidiaries shall be conducted only in, and IPL and its Subsidiaries shall not take any action except in, the ordinary course of business and consistent with past practice and IPL shall use all commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ business organization, assets, employees and advantageous business relationships and IPL shall undertake any actions agreed to in writing with Pembina; provided, however, that it is acknowledged and agreed by Pembina that such covenant is subject to IPL’s compliance with laws related to, and the impact on IPL’s Relevant Business of, the COVID-19 pandemic and such pandemic’s continuing effect on working restrictions and the local, national and global economy;

(b)	IPL shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(i)	amend IPL’s constating documents or the constating documents (including any joint venture or similar agreement in respect thereof) of any of its Subsidiaries;

(ii)

declare, set aside or pay any dividend or other distribution or payment in cash, shares or property in respect of its securities owned by any Person, except (A) subject to compliance with Section 2.11, regular monthly dividends to holders of IPL Common Shares in accordance with the terms thereof and in an amount consistent with IPL’s practice during the past 12 months, and (B) in relation to internal transactions solely involving IPL and its Subsidiaries or among such Subsidiaries, in each case, in the ordinary course of business and consistent with past practice;

(iii)

issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares or securities of IPL or any of its Subsidiaries (including, for certainty, debt or hybrid securities), or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or securities of IPL or any of its Subsidiaries (and, for greater certainty, IPL shall not reinstate the IPL DRIP following execution of this Agreement);

(iv)	split, consolidate, redeem, purchase or otherwise acquire any of the outstanding shares or other securities of IPL or any of its Subsidiaries;

(v)	amend the terms of any of the securities of IPL or any of its Subsidiaries;

(vi)

except as disclosed in the IPL Disclosure Letter, adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of IPL or any of its Subsidiaries;

(vii)

except as disclosed in the IPL Disclosure Letter, complete any reorganization of the corporate structure, business, operations or assets of IPL or any of its Subsidiaries, except for the transactions contemplated by any Pre-Arrangement Reorganization or the Plan of Arrangement; or

(viii)

authorize, agree, resolve, commit or propose any of the foregoing, or enter into, modify or terminate any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

(c)	IPL shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(i)

except as disclosed in the IPL Disclosure Letter, sell, pledge, dispose of or encumber any assets of IPL or any of its Subsidiaries with a value individually exceeding $40 million or in the aggregate exceeding $100 million, except as set forth in the IPL Disclosure Letter;

(ii)

except as disclosed in the IPL Disclosure Letter, acquire (by merger, amalgamation, consolidation, acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly owned Subsidiaries of IPL) or purchase of any property or assets of any other individual or entity, except in each case (A) pursuant to the IPL Capital Budget, or (B) with a value individually not exceeding $40 million and in the aggregate not exceeding $100 million;

(iii)

except as disclosed in the IPL Disclosure Letter, incur any indebtedness for borrowed money or any other liability or obligation, except in each case pursuant to capital expenditures contemplated by the IPL Capital Budget, for capital expenditures permitted in Section 5.2(d) and draws under the IPL Credit Facilities in the ordinary course of business and consistent with past practice;

(iv)

except as disclosed in the IPL Disclosure Letter, assume, guarantee, endorse or otherwise become responsible for, the obligations of any other Person (other than IPL and its Subsidiaries), or make any loans or advances to any Person (other than IPL and its Subsidiaries);

(v)

extend the maturity of any indebtedness for borrowed money or any other liability or obligation, including bankers’ acceptances except those which arise in the ordinary course of business consistent with past practice;

(vi)

settle, pay, compromise, discharge or satisfy any claims, liabilities or obligations (including any regulatory investigation) which (A) are, or could be reasonably expected to be, material to the business of IPL, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in IPL’s most recently publicly available financial statements as of the date hereof or incurred in the ordinary course of business consistent with past practice, or (B) are brought by any present, former or purported holder of its securities (in such Person’s capacity as such) in connection with the transactions contemplated by this Agreement or the Arrangement prior to the Effective Date;

(vii)	waive, release or relinquish, or authorize or propose to do so, any contractual right which is material to the business of IPL;

(viii)

waive, release, grant or transfer any rights of material value, or enter into, modify, amend or change any existing license, agreement, lease, contract or other document which is material to the business of IPL and its Subsidiaries on a consolidated basis (including, for greater certainty, any joint venture or similar agreement in respect thereof), other than in the ordinary course of business consistent with past practice, and in any event shall not enter into or extend any commercial feedstock supply or customer sales agreement or contract having a term that exceeds three (3) years (including assuming the exercise of any renewal or extension option by a Person other than IPL) whose subject matter is valued at over $5 million, other than in the case of HPC where a $25 million value will be applied;

(ix)	except as disclosed in the IPL Disclosure Letter, enter into or terminate any hedges, swaps or other financial instruments or similar transaction; or

(x)	authorize, agree, resolve, commit or propose to do any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)

except for (i) the aggregate amount and for the specified purposes set forth in the IPL Capital Budget; (ii) capital expenditures necessary to address emergencies or other urgent matters involving actual or potential loss or damage to property, or threats to human safety or the environment; and (iii) expenditures disclosed to Pembina in the IPL Disclosure Letter, IPL and its Subsidiaries shall not, prior to the Effective Date, incur or commit to incur capital expenditures with a value individually exceeding $40 million or in the aggregate exceeding $100 million;

(e)

IPL shall use its commercially reasonable efforts (taking into account insurance market conditions and offerings and industry practices) to cause its and its Subsidiaries’ current insurance (or re-insurance) policies, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate be material to IPL or any of its Subsidiaries, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(f)

IPL will deliver to Pembina, as soon as they become available, true and complete copies of any IPL Disclosure Document required to be filed by IPL or any of its Subsidiaries with any Governmental Entity subsequent to the date hereof (and as of their respective dates, such IPL Disclosure Documents (excluding any information therein provided by Pembina, as to which IPL makes no representation) will: (i) not contain any Misrepresentation; and (ii) comply in all material respects with all applicable Laws);

(g)	IPL and its Subsidiaries shall:

(i)	duly and on a timely basis, file all Tax Returns required to be filed by it and all such Tax Returns will be true, complete and correct in all material respects;

(ii)	timely pay all Taxes which are due and payable unless validly contested; and

(iii)

properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with past practice and in the ordinary course of business, for all material Taxes accruing in respect of IPL and its Subsidiaries which are not due or payable prior to the Effective Date;

(h)	IPL shall not, and shall not permit any of its Subsidiaries to:

(i)	rescind or revoke any material express or deemed election relating to Taxes, file any amended Tax Returns or make any material Tax Returns outside the ordinary course of business;

(ii)

change in any material respect any of its methods of reporting income or deductions for accounting or Tax purposes from those employed in the preparation of its Tax Returns for the taxation year ending December 31, 2019 except as may be required by applicable Law;

(iii)	except as disclosed in the IPL Disclosure Letter, settle, compromise or agree to the entry of judgment with respect to any proceeding relating to Taxes;

(iv)	except as disclosed in the IPL Disclosure Letter, consent to any extension or waiver of any limitation period with respect to Taxes;

(v)	enter into any Tax Sharing Agreement; or

(vi)	except as disclosed in the IPL Disclosure Letter, make a request for a Tax ruling to any Governmental Entity;

(i)

IPL shall continue to withhold from each payment to be made to any of its present or former employees (which includes officers) and directors and to all other Persons including all Persons who are non-residents of Canada for the purposes of the Tax Act, all amounts that are required to be so withheld by any applicable Laws and IPL shall remit such withheld amounts to the proper Governmental Entity within the times prescribed by such applicable Laws;

(j)

each of IPL and its Subsidiaries shall not knowingly take any action or knowingly permit inaction or knowingly enter into any transaction that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any affiliates or Subsidiaries and other non-depreciable capital property owned by IPL or any affiliate or Subsidiary on the date hereof, upon an amalgamation or winding-up of IPL or any of its subsidiaries (or any of their respective successors);

(k)

IPL shall conduct itself so as to keep Pembina fully informed as to the material decisions or actions required or required to be made with respect to the operations of its business; provided that such disclosure is not otherwise prohibited by reason of a confidentiality obligation owed to a third party or otherwise prevented by applicable Law or is in respect to customer-specific or competitively sensitive information;

(l)	IPL shall promptly notify Pembina in writing of:

(i)

any material change (actual, anticipated, contemplated or, to the knowledge of IPL, threatened, financial or otherwise) in the business, operations, results of operations, properties, assets, liabilities (whether absolute, accrued, contingent or otherwise), or financial condition of IPL or any of its Subsidiaries; and

(ii)

any material change with respect to the project budget or forecasted project expenditures required to complete commissioning and achieve the commercial operations date of any major component of the HPC Project or the HPC Project on an aggregate basis (including if it is expected that total project expenditures will exceed projected amounts disclosed in the IPL Disclosure Documents or in the IPL Disclosure Letter, and also including any material change proposals received by a Third Party contractor or any change orders delivered by IPL to a

Third Party contractor that do, or could have, such an effect) or any change to the forecasted commercial operations date of any major component of the HPC Project or the HPC Project on an aggregate basis; and

(iii)

any notice or other communication from any Governmental Entity in connection with this Agreement, the Existing Bid and any extensions, changes, amendments, modifications or variations to the Existing Bid after the date hereof;

(m)

IPL will make all necessary filings and applications under applicable Laws, including applicable Canadian Securities Laws and U.S. Securities Laws, required to be made on the part of IPL in connection with the transactions contemplated herein and shall take all commercially reasonable action necessary to be in compliance with such applicable Laws (and, where applicable, subject to and in accordance with the provisions of Section 5.4);

(n)

IPL shall ensure that it has available funds to permit the payment of any amount that may become payable under Article 8, having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount if and when required;

(o)

IPL shall use commercially reasonable efforts to obtain resignations and mutual releases (in a form satisfactory to Pembina, acting reasonably) from each of the directors and officers of IPL and its Subsidiaries as requested by Pembina, to be effective at the Effective Time;

(p)

IPL shall provide Pembina with such assistance as may be reasonably required in connection with the application for conditional approval of the listing of the Pembina Common Shares issuable under the Arrangement on the Exchanges; and

(q)	IPL shall not agree, resolve, commit or undertake, or enter into or modify any contract, agreement, commitment or arrangement to, do any of the matters prohibited in this Section 5.2.

Nothing in this Agreement is intended to or shall result in Pembina exercising material influence over the operations of IPL or any of its Subsidiaries, particularly in relation to operations in which the Parties compete or would compete, but for this Agreement, with each other, prior to the Effective Date.

5.3	Covenants Regarding Employment and Benefits Matters

(a)

IPL covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, unless otherwise (i) consented to in writing by Pembina (such consent to be subject to applicable Law and not be unreasonably withheld, conditioned or delayed); (ii) required by applicable Laws; (iii) required or expressly permitted or specifically contemplated by this Agreement or the Arrangement; or (iv) set forth in the IPL Disclosure Letter:

(i)

except as provided in Section 2.9, IPL shall not, and the IPL Board and its committees shall not, use any discretion which may be available to them under the terms of the IPL Incentive Award Plans, or any IPL Incentive Awards granted thereunder, to accelerate the vesting of any IPL Incentive Awards granted pursuant to the IPL Incentive Award Plans and all payouts of IPL Incentive Awards granted pursuant to the IPL Incentive Award Plans shall be determined in accordance with Section 2.9 hereof;

(ii)	IPL shall not, and shall cause each of its Subsidiaries not to:

(A)

hire or agree to hire any new IPL Employees (which shall not prohibit IPL from hiring budgeted employees (other than at the vice-president level or higher) for the HPC Project operational and business readiness purposes in the ordinary course on terms consistent with similarly situated IPL Employees or retaining independent consultants or contractors on industry-standard terms, including with respect to termination of such consulting or contracting arrangements);

(B)	issue, award or grant any IPL Incentive Awards or any securities or other instruments or equity-based compensation providing similar benefits;

(C)

except as may be required pursuant to existing employment, collective bargaining, pension, supplemental pension or termination agreements (each of which are in writing and copies of which have been made available to Pembina prior to the date hereof), (i) grant, accelerate, increase or otherwise amend any payment, award, compensation or other benefit payable in any form to any IPL Employees or directors or consultants of IPL or any of its Subsidiaries, (ii) make or agree to make any loan to any officer, director, consultant or employee, (iii) grant, accelerate, increase or otherwise amend the amount, value or terms of any change of control, severance, separation, retention, bonus or termination pay to, or enter into any employment, change of control, severance, retention or termination agreement with any IPL Employees or directors or consultants of IPL or any of its Subsidiaries, or (iv) take or propose any action to effect any of the foregoing;

(D)	grant any general salary increases;

(E)

make any bonus or other payment to any IPL Employees or directors or consultants of IPL or any of its Subsidiaries outside of their ordinary and usual compensation for services provided (and for greater certainty, IPL may pay reasonable annual short-term incentive bonuses to IPL Employees determined in accordance with IPL’s previously-approved bonus program (including the criteria and target and maximum amounts) in existence and publicly disclosed prior to the date hereof, and prorated for any portion of a calendar year occurring prior to the Effective Date);

(F)

enter into or modify any employment agreement with any IPL Employees or directors or consultants of IPL or any of its Subsidiaries or enter into any agreements with any consultants of IPL or any of its Subsidiaries that are not terminable without payment or penalty with 30 days or less notice or in accordance with applicable Laws;

(G)	adopt any additional benefit or similar plans which would be considered to be a IPL Employee Plan once created;

(H)	amend, terminate, or except in the ordinary course of business and consistent with past practice make any contribution to, any IPL Employee Plan; or

(I)	enter into, amend or modify any union recognition agreement, collective bargaining or other union or employee association agreement.

(b)

Following the Effective Date, Pembina covenants and agrees to recognize, or cause IPL to recognize, each IPL Employee’s past service with IPL or any of its Subsidiaries and any previously recognized service with any predecessor of IPL or any of its Subsidiaries, including for the purposes of determining eligibility for any entitlements to vacation, notice of termination (or pay in lieu thereof), severance, benefit plans, retirement plans and pensions plans.

(c)

Following the Effective Date, Pembina shall be responsible for, or cause IPL or its relevant Subsidiary to be responsible for, all liabilities and obligations relating to the employment of the IPL Employees or the termination thereof, including liabilities with respect to notice of termination (or pay in lieu thereof) and severance.

5.4	Mutual Covenants

Each of the Parties covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms:

(a)

subject to the terms and conditions of this Agreement (including in respect of Regulatory Approvals, which are governed by Sections 5.4(c) and 5.4(d)), it shall use its commercially reasonable efforts to, and shall cause its Subsidiaries to use their commercially reasonable efforts to, satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under and in accordance with all applicable Laws to complete and give effect to the Arrangement as soon as reasonably practicable, including using its commercially reasonable efforts to promptly:

(i)	obtain all necessary waivers, consents and approvals required to be obtained by it from parties to loan agreements, leases and other contracts;

(ii)	obtain all necessary exemptions, consents, approvals and authorizations as are required to be obtained by it under all applicable Laws;

(iii)

defend all lawsuits or other legal, regulatory or other proceedings against it (or if applicable, its directors or officers) challenging or affecting the Arrangement or this Agreement, and oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the Arrangement;

(iv)

fulfill all conditions and satisfy all provisions of this Agreement and the Arrangement, including delivery of the certificates of their respective officers contemplated by Section 6.2 and Section 6.3; and

(v)

carry out the terms of the Interim Order and the Final Order applicable to it and comply with all requirements imposed by applicable Laws on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(b)

it shall cooperate with the other Party in connection with the performance by it and its Subsidiaries of their obligations under this Section 5.4, including providing regular status updates on its progress in obtaining any Regulatory Approval to the other Party as and when requested by the other Party, and permitting the other Party and its legal counsel a reasonable opportunity to review in advance, and to provide comments on, any proposed communications of any nature with a Governmental Entity, which comments shall be considered and given due regard, provided that in the event of a disagreement between the Parties over the contents of such proposed communications, or over regulatory strategy with respect to obtaining a Regulatory Approval, Pembina shall have the ability to decide the contents of such proposed communications and determine the Parties’ regulatory strategy with respect to obtaining the Regulatory Approvals;

(c)

it shall use commercially reasonable efforts to, and shall cause its Subsidiaries to use commercially reasonable efforts to, satisfy (or cause the satisfaction of) the conditions precedent set forth in Section 6.1(e) and Section 6.1(f), including, subject to Section 5.4(d), using commercially reasonable efforts to:

(i)	obtain all Regulatory Approvals;

(ii)

cooperate fully with the other Party and such other Party’s legal counsel, recognizing that certain competitively sensitive information may be exchanged only on an external counsel-only basis and in accordance with the Confidentiality Agreements and any other subsequent written agreement that addresses confidentiality between the Parties;

(iii)

as promptly as practicable, but in any event within 15 business days of the date hereof with respect to Key Regulatory Approvals, unless otherwise mutually agreed to in writing, make all necessary notifications or applications in respect of Regulatory Approvals, including the notification required under (A) subsection 114(1) of the Competition Act (and Pembina shall also file with the Commissioner a request for an advance ruling certificate or, in lieu thereof, a No Action Letter either prior to or simultaneously with the submission of its notification), (B) subsection 53.1(1) and 53.1(2) of the CTA, and (C) the HSR Act, and the Parties shall supply as promptly as practicable any additional information or documentary materials that may be required or as the Parties or their legal counsel agree may be advisable pursuant to the Competition Act, the HSR Act, the CTA or any similar Laws;

(iv)

certify completeness of its response to any supplementary information request received under subsection 114(2) of the Competition Act in respect of the Arrangement as promptly as practicable after the date of issuance of any such supplementary information request, but in no event later than 80 days after such issuance, unless otherwise mutually agreed to in writing, and to take all actions necessary to assert, defend and support its certification of the completeness of its response to such supplementary information request;

(v)	respond promptly to all requests for information made by a Governmental Entity in respect of obtaining a Regulatory Approval; and

(vi)

prepare and file, as promptly as practicable, all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, and authorizations in respect of the Regulatory Approvals;

(d)

in respect of each Regulatory Approval other than Competition Act Approval, nothing in this Section 5.4 shall require Pembina or any of its Subsidiaries to offer, agree or consent to sell, assign, license, hold separate, restrict, impair, terminate or take any other action (individually, and collectively, a “Regulatory Action”), before or after the Effective Date, with respect to any assets or businesses, or interests in any assets or businesses, of IPL or Pembina, or any of their respective Subsidiaries, as applicable and as the case may be, including agreeing and consenting to (i) restrictions on, or impairment of, its ability to own, manage, operate, or otherwise exercise full ownership rights of, any assets or businesses, or interest in any assets or businesses, or (ii) the creation of, termination or amendment of relationships, contractual rights, obligations, licenses, ventures or other arrangements, with respect to, before or after the Effective Date, any assets or businesses, or interests in any assets or businesses, of any Party or any of its respective Subsidiaries. In connection with obtaining the Competition Act Approval, Section 5.4(a) and Section 5.4(c) shall require each Party to use its commercially reasonable efforts to obtain Competition Act Approval as soon as reasonably practicable, but in any event no later than three business days prior to the Outside Date and, for such purposes, notwithstanding anything to the contrary set forth in this Section 5.4: (i) Pembina shall defend any legal proceedings commenced by a Governmental Entity to delay or prevent closing and shall accept any and all undertakings or hold separate or similar interim arrangements ordered by a Governmental Entity with respect to the assets of IPL or any of its Subsidiaries as a condition to consummating the transactions contemplated by the Arrangement; and (ii) Pembina shall waive any condition to receive a No Action Letter should a Governmental Entity threaten or commence proceedings to challenge or delay closing of the Arrangement, and shall refrain from extending or consenting to any extension of any applicable waiting or review period or entering into any agreement with a Governmental Entity to not consummate the transactions contemplated by this Agreement, except, in each case, with the prior written consent of IPL. In addition, notwithstanding anything to the contrary in this Agreement, IPL shall not offer, agree or consent to any Regulatory Action (including in respect of Competition Act Approval) without the prior written consent of Pembina;

(e)

except as required by Law, it shall not engage in any meetings or material communications with any Governmental Entity in relation to the Regulatory Approvals or the Arrangement, without legal counsel for the other Party being advised of same, and having been given the opportunity to participate in such meetings or communications, and in any event shall immediately notify and provide copies to the other Party’s legal counsel of any communications to or from a Governmental Entity in relation to the Arrangement;

(f)

subject to Section 5.4(d), it shall not wilfully or intentionally take any action, refrain from taking any action or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would or would reasonably be expected to cause any condition set forth in Article 6 not to be satisfied or otherwise significantly impede the consummation of the Arrangement, or that will have, or which would reasonably be expected to have, the effect of materially delaying, impairing or impeding the granting of the Regulatory Approvals;

(g)

except for non-substantive communications with securityholders or documents filed by such Party on SEDAR, and subject to its obligations under Section 2.13, it shall furnish promptly to the other Party or its legal counsel, a copy of each notice, report, schedule or other document delivered, filed or received by it in connection with: (i) the Arrangement; (ii) any filings under applicable Laws in connection with the transactions contemplated hereby; and (iii) any dealings with Governmental Entities in connection with the transactions contemplated hereby; and

(h)

it shall promptly notify the other Party in writing of any material complaints, investigations or hearings (or communications indicating that the same may be contemplated) by any Governmental Entity or third party relating to the transactions contemplated hereby.

5.5	Pre-Arrangement Reorganizations

(a)

Subject to Section 5.5(b), IPL agrees that, upon request of Pembina, IPL shall use its commercially reasonable efforts to (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as Pembina may request, acting reasonably (each a “Pre-Arrangement Reorganization”), (ii) cooperate with Pembina and its Representatives to determine the nature of the Pre-Arrangement Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken, and (iii) cooperate with Pembina and its Representatives to seek to obtain consents or waivers which might be required from IPL’s lenders under the IPL Credit Facilities in connection with the Pre-Arrangement Reorganizations, if any, provided that any costs, fees or expenses associated therewith shall be at Pembina’s sole expense.

(b)

Notwithstanding the foregoing, IPL will not be obligated to participate in any Pre-Arrangement Reorganization under Section 5.5(a) unless it determines in good faith that such Pre-Arrangement Reorganization:

(i)

does not impair, impede, delay or prevent the satisfaction of any conditions set forth in Article 6, or the ability of IPL or Pembina to consummate, and will not materially delay the consummation of, the Arrangement;

(ii)	is not prejudicial to IPL or the IPL Shareholders in any material respect;

(iii)	does not reduce or change the form of the consideration to be received by the IPL Shareholders;

(iv)

does not require IPL or any of its Subsidiaries to take any action that could reasonably be expected to result in Taxes being imposed on, or any adverse Tax or other consequences to, the IPL Shareholders incrementally greater than the Taxes or other consequences to them in connection with the completion of the Arrangement or the other transactions contemplated by this Agreement in the absence of action being taken pursuant to Section 5.5(a);

(v)

does not become effective unless Pembina has waived or confirmed in writing the satisfaction of all conditions in its favour under Article 6, and has confirmed in writing that it is prepared to promptly and without condition (other than compliance with Section 5.5(a)) proceed to effect the Arrangement;

(vi)	does not require IPL to obtain the approval of any IPL Shareholders; and

(vii)	is effected as close as reasonably practicable prior to the Effective Time.

(c)

Pembina must provide written notice to IPL of any proposed Pre-Arrangement Reorganization at least ten business days prior to the Effective Date. Upon receipt of such notice, IPL and Pembina shall work cooperatively and use their commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Arrangement Reorganization, including any amendment to this Agreement or the Plan of Arrangement (provided that such amendments do not require IPL to obtain approval of IPL Shareholders).

(d)

Pembina waives any breach of a representation, warranty or covenant by IPL, where such breach is a result of an action taken by IPL or a Subsidiary in good faith pursuant to a request by Pembina in accordance with this Section 5.5.

5.6	Financing Assistance

(a)

IPL shall, and shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to have its and their Representatives, provide such cooperation to Pembina as Pembina may reasonably request in connection with the arrangements by Pembina to obtain new or amend any existing credit facilities or notes (including any credit facilities or notes of IPL and as outlined in the IPL Disclosure Letter) or issue equity or debt securities publicly or privately, subject to the terms hereof (provided that (i) such request is made on reasonable notice, (ii) such cooperation does not unreasonably interfere with the ongoing operations of IPL and its Subsidiaries or unreasonably interfere with or hinder or delay the performance by IPL or its Subsidiaries of their obligations hereunder, (iii) IPL shall not be required to provide, or cause any of its Subsidiaries to provide, cooperation that involves any binding commitment by IPL or its Subsidiaries, which commitment is not conditional on the completion of the Arrangement and does not terminate without liability to IPL or its Subsidiaries upon the termination of this

Agreement; and (iv) any actions taken hereunder are in compliance with Sections 5.2 and 5.4), including one or more of the following cooperative actions as so requested:

(i)	participating in meetings (including meetings with rating agencies), drafting sessions and due diligence sessions;

(ii)	furnishing Pembina and its proposed lenders or underwriters with such financial and other pertinent information regarding IPL as may be reasonably requested by Pembina;

(iii)

cooperating with Pembina in connection with applications, solicitations, or calling of meetings to obtain such consents, approvals or authorizations which may be reasonably necessary or desirable in connection with such financing, debt reorganization, consents or amendments;

(iv)

using its commercially reasonable efforts to obtain customary accountants’ consent and comfort letters and other documentation and items relating to such issue of securities as reasonably requested by Pembina and, if requested by Pembina, to cooperate with and assist it in obtaining such documentation and items;

(v)

executing and delivering, or where applicable, obtaining, any certificates, legal opinions or documents, as may be reasonably requested by Pembina (including a certificate of the Chief Financial Officer of IPL or any of its Subsidiaries with respect to consents of accountants for use of their reports in any materials relating to such securities issue); and

(vi)

taking all corporate actions, to be effective at the Effective Time, requested by Pembina that are necessary or customary to permit the consummation of such financing or such other matters contemplated by this Section 5.6.

(b)

Notwithstanding Section 5.6(a), neither IPL, nor any of its Subsidiaries shall be required by Pembina to: (i) take any action or do anything that would (A) contravene any applicable Law, or (B) be capable of impairing or preventing the satisfaction of any condition set forth in Article 6; (ii) commit to take any action that is not contingent on the consummation of the transactions contemplated by this Agreement at the Effective Time; (iii) pay any commitment, consent or other fee or incur any other liability in connection with such financing prior to the Effective Date; or (iv) except as required to comply with applicable Laws, disclose any information that in the reasonable judgment of IPL would violate any obligations of IPL or any other Person with respect to confidentiality.

5.7	Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Date and the termination of this Agreement, IPL shall, and shall cause its Subsidiaries and Representatives to, subject to all applicable Laws and any confidentiality obligations owed by IPL to a third party or in respect to customer-specific or competitively sensitive information and in accordance with the Confidentiality Agreements and any other subsequent written agreement that addresses confidentiality between the Parties, afford to Pembina and its Representatives reasonable access at all reasonable times to their officers, employees, agents, properties, books, records and contracts, and shall furnish Pembina with all data and information as Pembina may reasonably request, subject to any confidentiality obligations owed by IPL to a third party, in respect to customer-specific or competitively sensitive information, the conditions contained in the Confidentiality Agreements and any other subsequent written agreement that addresses confidentiality between the Parties, in order to permit Pembina to be in a position to expeditiously and efficiently continue and integrate the businesses and operations of Pembina and its Subsidiaries and IPL and its Subsidiaries immediately upon, but not prior to, the Effective Date.

5.8	Insurance and Indemnification

(a)	Pembina acknowledges that IPL has arranged to purchase the tail directors’ and officers’ liability insurance policy disclosed in the IPL Disclosure Letter.

(b)

From and after the Effective Date, Pembina shall, and shall cause IPL and its Subsidiaries, (or any successor(s) thereto) to, until the sixth (6th) anniversary of the Effective Date (or, in the case of clause (ii) below, for so long thereafter as any claim for indemnification asserted on or prior to such date has not been finally adjudicated): (i) keep and not amend, modify or repeal any provision of the current indemnity agreements in place for the current and former directors and officers of IPL and its Subsidiaries; (ii) continue to cause IPL (or a substitute entity with access to sufficient assets to satisfy such indemnity) to indemnify the current and former directors and officers of IPL and its Subsidiaries to the fullest extent to which IPL and its Subsidiaries are permitted to indemnify such directors and officers with respect to any claims arising from facts or events that occurred on or prior to the Effective Date (including in connection with this Agreement or the transactions contemplated hereby); and (iii) not take any action so as to amend, modify or repeal the provisions for indemnification of directors, officers or employees contained in the organizational documents of IPL and its Subsidiaries in such a manner as would adversely affect the rights of any individual who shall have served as a director or officer of any of IPL and its Subsidiaries prior to the Effective Date to be indemnified by such entities in respect of their serving in such capacities at or prior to the Effective Time. For greater certainty, Pembina’s insurance and indemnification obligations hereunder shall extend to all Subsidiaries of IPL.

(c)

The provisions of this Section 5.8 shall survive the consummation of the transactions contemplated by this Agreement and are intended to be for the benefit of, and will be enforceable by, each individual referred to in this Section 5.8, his or her heirs and successors and his or her legal representatives (collectively, the “Directors and Officers”) and, for such purpose, IPL hereby confirms that it is acting as agent and trustee on behalf of the Directors and Officers. Pembina agrees to pay from time to time as necessary all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by the Directors and Officers in enforcing the indemnity and other obligations provided for in this Section 5.8. The rights of the Directors and Officers under this Section 5.8 shall be in addition to, and not in limitation of, any other rights such Directors and Officers may have.

(d)

If, after the date hereof, any of Pembina or IPL or any of their respective Subsidiaries or any of their respective successors or assigns shall: (i) amalgamate, consolidate with or merge or wind up into any other Person and shall not be the continuing or surviving entity; or (ii) transfer all or substantially all of its prospective assets to any Person; then, and in each such case, proper provisions shall be made so that the successors and assigns of such entity, as applicable, shall assume all of the obligations set forth in this Section 5.8.

5.9	Privacy Issues

(a)	For the purposes of this Section 5.9, the following definitions shall apply:

(i)

“applicable law” means, in relation to any Person, transaction or event, all applicable provisions of Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws;

(ii)

“applicable privacy laws” means any and all applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including the Personal Information Protection and Electronic

Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta);

(iii)

“authorized authority” means, in relation to any Person, transaction or event, any (A) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (B) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (C) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (D) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event; and

(iv)

“Personal Information” means information (other than business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose) about an identifiable individual disclosed in accordance with this Agreement and/or as a condition of the Arrangement.

(b)

The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws as such pertain to the collection, use or disclosure of Personal Information disclosed to either Party pursuant to or in connection with this Agreement (the “Disclosed Personal Information”).

(c)

Prior to the completion of the Arrangement, neither Party shall use or disclose the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement. After the completion of the transactions contemplated herein, a Party may only collect, use and disclose the Disclosed Personal Information for the purposes for which the Disclosed Personal Information was initially collected from or in respect of the individual to which such Disclosed Personal Information relates or for the completion of the transactions contemplated herein, unless (i) either Party shall have first notified such individual of such additional purpose, and where required by applicable law, obtained the consent of such individual to such additional purpose, or (ii) such use or disclosure is permitted or authorized by applicable law, without notice to, or consent from, such individual.

(d)

Each Party acknowledges and confirms that the disclosure of the Disclosed Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the Disclosed Personal Information relates solely to the carrying on of the business or the completion of the Arrangement.

(e)

Each Party acknowledges and confirms that it has taken and shall continue to take reasonable steps to, in accordance with applicable law, prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f)

Subject to the following provisions, each Party shall at all times keep strictly confidential all Disclosed Personal Information made available or otherwise provided to it, and shall instruct those Representatives responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties’ obligations hereunder. Prior to the completion of the Arrangement, each Party shall take reasonable steps to ensure that access to the Disclosed Personal

Information shall be restricted to those Representatives of the respective Party who have a bona fide need to access such information in order to complete the Arrangement.

(g)

Where authorized by applicable law, each Party shall promptly notify the other Party of all inquiries, complaints, requests for access, variations or withdrawals of consent and claims of which the Party is made aware in connection with the Disclosed Personal Information. To the extent permitted by applicable law, the Parties shall fully co-operate with one another, with the Persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, variations or withdrawals of consent and claims.

(h)

Upon the expiry or termination of this Agreement (other than as a result of the completion of the Arrangement), or otherwise upon the reasonable request of either Party, the other Party shall forthwith cease all use of the Disclosed Personal Information acquired by it in connection with this Agreement and will return to the requesting Party or, at the requesting Party’s request, destroy in a secured manner, in accordance with applicable law, the Disclosed Personal Information (and any copies thereof) in its possession.

ARTICLE 6

CONDITIONS

6.1	Mutual Conditions

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)

the Interim Order shall have been obtained on terms consistent with the Arrangement and in form and substance satisfactory to each of the Parties, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been passed by the IPL Shareholders at the IPL Shareholders’ Meeting in accordance with the Interim Order;

(c)	the Pembina Resolution shall have been passed by the requisite majority of Pembina Shareholders at the Pembina Shareholders’ Meeting;

(d)

the Final Order shall have been obtained on terms consistent with the Arrangement and in form and substance satisfactory to each of the Parties, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise;

(e)

each Key Regulatory Approval shall have been made, given, obtained or occurred, as the case may be, and any such approval shall be in full force and effect and shall not have been modified or invalidated in any manner;

(f)

all Regulatory Approvals (other than the Key Regulatory Approvals) shall have been made, given, obtained or occurred, as the case may be, and any such approval shall be in full force and effect and shall not have been modified or invalidated in any manner, except where the failure or failures to obtain such Regulatory Approvals, or for the applicable waiting periods to have expired or terminated, would not be reasonably expected to have a Material Adverse Effect in respect of either Pembina (either before or after the completion of the Arrangement) or IPL;

(g)

the conditional approval to the listing of the Pembina Common Shares issuable pursuant to the Arrangement on the TSX, and approval, subject to official notice of issuance, of the listing of the Pembina Common Shares issuable pursuant to the Arrangement on the NYSE, shall have been obtained;

(h)

other than in respect of a hold separate or similar interim arrangement agreed to by Pembina or ordered by a Governmental Entity as contemplated by Section 5.4(d), no Law (whether temporary, preliminary or permanent) shall be in effect or shall have been enacted, promulgated, amended or applied by any Governmental Entity, which prevents, prohibits or makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins Pembina or IPL from consummating the Arrangement, or that would be reasonably expected to have a Material Adverse Effect in respect of either Pembina (either before or after the completion of the Arrangement) or IPL; and

(i)

other than in relation to the Competition Act Approval, no act, action, suit, proceeding, objection, opposition, order or injunction shall have been taken, entered or promulgated by any Governmental Entity or by any elected or appointed public official in Canada or elsewhere, whether or not having the force of Law, which prevents, prohibits or makes (or which would reasonably be expected to prevent, prohibit or make) the consummation of the Arrangement illegal or otherwise prohibit or enjoin Pembina from consummating the Arrangement or that would be reasonably expected to have a Material Adverse Effect in respect of either Pembina (either before or after the completion of the Arrangement) or IPL.

6.2	Pembina Conditions

The obligation of Pembina to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	the representations and warranties made by IPL:

(i)

in paragraphs (b), (c), (e), (k), (l), (n), (o) and (t)(C) of Schedule D shall be true and correct (other than de minimis inaccuracies) as of the Effective Date as if made on such date (except to the extent such representations and warranties speak as of an earlier date and except it being understood that the number of IPL Incentive Awards disclosed in the IPL Disclosure Letter in accordance with paragraph (o) of Schedule D may decrease due to their vesting, expiry or termination in accordance with their terms);

(ii)

in paragraphs (j), (x), (y), (z) and (rr) and (tt) of Schedule D shall be true and correct in all material respects as of the Effective Date as if made on such date (and for this purpose, any reference to “material” or other concepts of materiality in such representations and warranties shall be ignored); and

(iii)

in the remainder of Schedule D shall be true and correct as of the Effective Date as if made on such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), except where the failure of such representations and warranties to be true and correct: (A) individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of IPL (and for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored; or (B) would not, individually or in the aggregate prevent or materially delay, or individually or in the aggregate would reasonably be expected to prevent or materially delay, the consummation of the Arrangement or IPL from performing its material obligations under this Agreement in any material respect;

and IPL shall have provided to Pembina a certificate of two executive officers of IPL (on IPL’s behalf and without personal liability) certifying the foregoing on the Effective Date;

(b)

IPL shall have complied in all material respects with its covenants herein to be complied with by it on or prior to the Effective Time, and IPL shall have provided to Pembina a certificate of two executive officers of IPL (on behalf of IPL and without personal liability) certifying compliance with such covenants on the Effective Date;

(c)	no Material Adverse Change in respect of IPL shall have occurred after the date hereof and prior to the Effective Date; and

(d)

(i) if Brookfield or its affiliates or any Person or group of Persons acting jointly or in concert with Brookfield has validly exercised Dissent Rights in respect of the Arrangement, holders of not greater than 15% of the outstanding IPL Common Shares shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date; or (ii) if neither Brookfield nor its affiliates nor any Person or group of Persons acting jointly or in concert with Brookfield has validly exercised Dissent Rights in respect of the Arrangement, holders of not greater than 5% of the outstanding IPL Common Shares shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

The conditions set forth in this Section 6.2 are for the exclusive benefit of Pembina and may be asserted by Pembina regardless of the circumstances or may be waived in writing by Pembina in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Pembina may have.

6.3	IPL Conditions

The obligation of IPL to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	the representations and warranties made by Pembina:

(i)	in paragraph (l) of Schedule C shall be true and correct (other than de minimis inaccuracies) as of the date of this Agreement; and

(ii)

in the remainder of Schedule C shall be true and correct as of the Effective Date as if made on such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), except where the failure of such representations and warranties to be true and correct: (A) individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Pembina (and for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored); or (B) would not, individually or in the aggregate prevent or materially delay, or individually or in the aggregate would reasonably be expected to prevent or materially delay, the consummation of the Arrangement or Pembina from performing its material obligations under this Agreement in any material respect;

and Pembina shall have provided to IPL a certificate of two executive officers of Pembina (on Pembina’s behalf and without personal liability) certifying the foregoing on the Effective Date;

(b)

Pembina shall have complied in all material respects with its covenants herein to be complied with by it on or prior to the Effective Time, and Pembina shall have provided to IPL a certificate of two executive officers of Pembina (on behalf of Pembina and without personal liability) certifying compliance with such covenants on the Effective Date; and

(c)	no Material Adverse Change in respect of Pembina shall have occurred after the date hereof and prior to the Effective Date.

The conditions set forth in this Section 6.3 are for the exclusive benefit of IPL and may be asserted by IPL regardless of the circumstances or may be waived by IPL, in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which IPL may have.

6.4	Notice and Cure Provisions

Each Party will give prompt notice to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event, state of facts, circumstance or change in circumstances (actual, anticipated, contemplated, or to the knowledge of such Party, threatened) which would, or would reasonably be expected to:

(a)

cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect (or, in the case of any representations or warranties that are not subject to materiality qualifications in respect of the conditions contained in Section 6.2(a)(i) or Section 6.3(a)(i), as applicable, cause any of such representations or warranties of such Party to be untrue or inaccurate in any respect); or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party,

and it shall in good faith discuss with the other Party any event, state of facts, circumstance or change in circumstances (actual, anticipated, contemplated, or to the knowledge of such Party, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the other Party pursuant to this Section 6.4. The delivery of any notice pursuant to this Section 6.4 shall not limit or otherwise affect the representations, warranties, covenants, conditions or agreements of the Parties under this Agreement or any remedies available pursuant to this Agreement with respect thereto to the Party receiving that notice.

Neither Party may elect to terminate this Agreement pursuant to Section 8.1(b)(iv) [Failure to Satisfy Mutual Conditions], Section 8.1(c)(i) [IPL Reps and Warranties and Covenants Condition] or Section 8.1(d)(i) [Pembina Reps and Warranties and Covenants Condition], as applicable, unless promptly, and in any event prior to the issuance of the Certificate by the Registrar, the Party intending to terminate this Agreement (the “Terminating Party”) has delivered a written notice (a “Termination Notice”) to the other Party (the “Receiving Party”) specifying in reasonable detail all breaches of covenants, inaccuracies of representations and warranties, inability to satisfy conditions or other matters which the Terminating Party is asserting as the basis for termination. If any Termination Notice is delivered: (a) if such matter is capable of being cured prior to the Outside Date, provided that the Receiving Party is proceeding diligently to cure such matter to the satisfaction of the Terminating Party, acting reasonably, the Terminating Party may not exercise such termination until the earlier of (i) the expiration of a period of 15 business days from the date of receipt of the Termination Notice by the Receiving Party, and (ii) the Outside Date, if such matter has not been cured by such date; and (b) if such matter is incapable of being cured prior to the Outside Date (and any fraudulent, wilful or intentional breach shall be deemed to be incapable or being cured), or if the Receiving Party is not proceeding diligently to cure such matter to the satisfaction of the Terminating Party, acting reasonably, no cure period shall be provided in respect of such matter and the Terminating Party may exercise such termination. If a Termination Notice has been delivered to IPL or Pembina within 15 business days prior to the date of the IPL Shareholders’ Meeting or the Pembina Shareholders’ Meeting, respectively, then IPL or Pembina, as the Receiving Party, as the case may be, may elect to postpone the meeting of its shareholders until the expiry of such period.

6.5	Frustration of Conditions

Neither Pembina nor IPL may rely, either as a basis for not consummating the conditions contemplated by this Agreement or terminating this Agreement and abandoning the Arrangement, on the failure of any condition set forth in Sections 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was primarily caused by, or primarily resulted from, such Party’s failure to perform any of its covenants or agreements under this Agreement.

6.6	Merger of Conditions

Subject to applicable Law, the conditions set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released upon the issuance of a Certificate in respect of the Arrangement.

ARTICLE 7

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

7.1	IPL Covenant Regarding Non-Solicitation

(a)

IPL shall immediately cease and cause to be terminated all existing solicitations, discussions or negotiations (including through any Representatives on its behalf), if any, with any Person (other than Pembina and its Representatives) with respect to any Acquisition Proposal and, in connection therewith, IPL shall discontinue access to any of its confidential information (including any data room), and shall promptly request the return or destruction of all information respecting IPL or any of its Subsidiaries provided to any Person (other than Pembina or its Representatives) who has entered into a confidentiality agreement with IPL or any of its Subsidiaries relating to an Acquisition Proposal in the last twelve months and shall use all commercially reasonable efforts to ensure that such requests are honoured. IPL and its Subsidiaries shall enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar agreements or covenants that IPL or any of its Subsidiaries has entered into prior to the date of this Agreement and that IPL or any of its Subsidiaries enters into after the date of this Agreement in accordance with and subject to the terms of this Agreement (it being acknowledged by Pembina that IPL shall not be obligated to enforce any standstill, non-disclosure, non-disturbance, non-solicitation and similar agreements or covenants that are automatically terminated or released as a result of entering into and announcing this Agreement).

(b)	Except as provided in this Article 7, IPL shall not, directly or indirectly, do or authorize or permit any of its Representatives to do, any of the following:

(i)	solicit, initiate or knowingly encourage or otherwise facilitate (including by way of furnishing information) any Acquisition Proposal;

(ii)

enter into or participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any other Person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with any Acquisition Proposal, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing; provided that IPL may (A) communicate with any Person for the purposes of clarifying the terms of any inquiry, proposal or offer made by such Person that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, (B) advise any Person of the restrictions of this Agreement, and (C) advise any Person making an Acquisition Proposal that the IPL Board has determined that such Acquisition Proposal does not constitute a Superior Proposal;

(iii)

waive, terminate, amend, modify or release any third party or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive, terminate, amend, modify or release any third party from or otherwise forbear in respect of, any rights or other benefits under confidentiality and/or standstill agreements relating to an Acquisition Proposal (which, for greater certainty, does not prohibit the automatic release of a party or termination of such provisions in accordance with the pre-existing and express terms of any standstill provision);

(iv)

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five business days will not be considered to be in violation of this Section 7.1(b)(iv)); or

(v)

accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal (other than a confidentiality and standstill agreement contemplated under Section 7.1(b)(vi));

provided, however, that notwithstanding any other provision hereof, IPL and its Representatives may, prior to the approval of the Arrangement Resolution at the IPL Shareholders’ Meeting:

(vi)

enter into or participate in any discussions or negotiations with a third party that is not in breach of any confidentiality or standstill agreement and that, without any solicitation, initiation or knowing encouragement or facilitation, directly or indirectly, after the date of this Agreement, by IPL or any of its Representatives, seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement in favour of IPL that contains a standstill provision that IPL determines in good faith is no less onerous or more beneficial to such third party than that in the Confidentiality Agreement under which information was provided and made available to Pembina and is otherwise on terms that IPL determines in good faith are no less favourable to IPL than those found in such Confidentiality Agreement (provided that such confidentiality and standstill agreement shall (A) allow for disclosure thereof, along with all information provided thereunder, to Pembina as set out below, (B) allow disclosure to Pembina of the making and terms of any Acquisition Proposal made by the third party as contemplated herein, (C) not contain any provision restricting IPL from complying with this Section 7.1, and (D) not contain any exclusivity provision or other term that would restrict, in any manner, IPL’s ability to consummate the Arrangement pursuant to this Agreement) may furnish to such third party any information concerning IPL and its Subsidiaries and their businesses, properties and assets, in each case if, and only to the extent that:

(A)

the third party has first made a written bona fide Acquisition Proposal, which did not result from a breach of this Section 7.1, and in respect of which the IPL Board determines in good faith, after consultation with its outside legal and financial advisors, constitutes or would reasonably be expected to lead to a Superior Proposal (disregarding, for the purposes of such determination, any due diligence or access condition to which such Acquisition Proposal is subject) (for additional clarity, the Existing Bid is deemed not to be, and may not constitute, a Superior Proposal pursuant to the terms of this Agreement and therefore cannot constitute or be reasonably expected to lead to, a Superior Proposal in any circumstances); and

(B)	prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party regarding the Acquisition Proposal, IPL shall:

(1)

provide prompt notice to Pembina to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such third party, together with a copy of the confidentiality and standstill agreement referenced above and, if not previously made available to Pembina, copies of all information provided to such third party concurrently with the provision of such information to such third party;

(2)

notify Pembina orally and in writing of any inquiries, offers or proposals with respect to an actual or contemplated Superior Proposal (which written notice shall include a summary of the material terms of such proposal (and any amendments or supplements thereto)) and the identity of the Person making it, and shall include copies of any such inquiries, offers or proposals made in writing and any amendments to any of the foregoing within 24 hours of the receipt thereof; and

(3)	keep Pembina promptly informed of the status and reasonable details of any such inquiry, offer or proposal and answer Pembina’s reasonable questions with respect thereto; and

(vii)

accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party or make a Change in Recommendation, but only if prior to such acceptance, recommendation, approval or implementation or making such Change in Recommendation, the IPL Board concludes in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 7.1(c) and after receiving the advice of outside legal counsel that the failure by the IPL Board to take such action would be inconsistent with its fiduciary duties under applicable Laws, and IPL (A) complies with its obligations set forth in this Section 7.1, (B) terminates this Agreement in accordance with Section 8.1(d)(ii), and (C) concurrently therewith pays the amount required by Section 8.3(b)(ii) to Pembina.

(c)

Following determination by the IPL Board that an Acquisition Proposal constitutes a Superior Proposal, IPL shall give Pembina, orally and in writing, at least five complete business days advance notice of any decision by the IPL Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal or to make a Change in Recommendation, which notice shall confirm that the IPL Board has determined that such Acquisition Proposal constitutes a Superior Proposal and shall identify the third party making the Superior Proposal and IPL shall provide Pembina with a true and complete copy thereof and the agreement to implement the Superior Proposal and any amendments thereto. During such five business day period, IPL agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not make a Change in Recommendation. In addition, during such five business day period IPL shall, and shall cause its financial and legal advisors to, negotiate in good faith with Pembina and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable IPL to proceed with the Arrangement as amended rather than the Superior Proposal. In the event Pembina proposes to amend this Agreement and the Arrangement on a basis such that the IPL Board determines that the alternative proposed transaction is no longer a Superior Proposal and so advises the board of directors of Pembina prior to the expiry of such five business day period, the IPL Board shall not accept, recommend, approve or enter into any agreement to implement such Acquisition Proposal and shall not release the party making the Acquisition Proposal from any standstill provisions and shall not make a Change in Recommendation. In the event that IPL provides the notice contemplated by this Section 7.1(c) on a date which is less than five business days prior to the IPL Shareholders’ Meeting, Pembina shall be entitled to (i) adjourn or postpone the Pembina Shareholders’ Meeting, and (ii) require IPL to adjourn or postpone the IPL Shareholders’ Meeting, in each case to a date that is not more than 10 business days after the date of such notice.

In addition, if Brookfield (or any affiliate thereof) amends the amount or form of the consideration offered under the Existing Bid or announces its intention to do so (each, an “Amended Bid”), and whether or not such Amended Bid is determined to constitute a Superior Proposal for the purposes of the preceding paragraph, if requested by Pembina, IPL shall, and shall cause its financial and legal advisors to, negotiate in good faith with Pembina and its financial and legal advisors in order to allow Pembina to make any increases to the Exchange Ratio or other adjustments in the consideration offered or to otherwise amend the terms and conditions of this Agreement and the Arrangement (which for clarity, shall not be less favourable to IPL or the IPL Shareholders than those included in this Agreement and the Arrangement). In the event that the Amended Bid is made or announced on a date which is less than five business days prior to the IPL Shareholders’ Meeting, Pembina shall be entitled to (i) adjourn or postpone the Pembina Shareholders’ Meeting, and (ii) require IPL to adjourn or postpone the IPL Shareholders’ Meeting, in each case to a date that is not more than 10 business days after the date of such notice.

(d)

Each successive amendment to any Acquisition Proposal (including any Amended Bid) that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by IPL Shareholders or other material terms or condition thereof, shall constitute a new Acquisition Proposal or Amended Bid for the purposes of Section 7.1(c), and, in respect of a Superior Proposal, Pembina shall be afforded a new five business day period from the date on which Pembina received all of the materials set forth in Section 7.1(c) with respect to the new Superior Proposal from IPL.

(e)

The IPL Board shall promptly reaffirm the recommendation and determination outlined in Section 2.2(a) by press release after (i) any Acquisition Proposal which is publicly announced is determined not to be a Superior Proposal, or (ii) the Parties have entered into an amended agreement pursuant to Section 7.1(c) which results in any Acquisition Proposal not being a Superior Proposal.

(f)

IPL shall ensure that its affiliates and Representatives are aware of the provisions of this Section 7.1. IPL shall be responsible for any breach of this Section 7.1 by IPL’s affiliates or IPL’s Representatives.

(g)

Nothing in this Agreement shall prohibit IPL or the IPL Board from complying with Part 2 – Division 3 of NI 62-104 relating to the provision of directors’ circulars and making appropriate disclosure with respect thereto to IPL’s securityholders.

ARTICLE 8

TERMINATION AND FEES AND EXPENSES

8.1	Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written agreement of Pembina and IPL;

(b)	by either Pembina or IPL if:

(i)

the Arrangement Resolution shall have failed to receive the requisite vote of the IPL Shareholders to approve such resolution at the IPL Shareholders’ Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

(ii)

the Pembina Resolution shall have failed to receive the requisite vote of the Pembina Shareholders to approve such resolution at the Pembina Shareholders’ Meeting (including any adjournment or postponement thereof);

(iii)

the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to any Party whose failure to fulfill any of its covenants or obligations or whose breach of any of its representations or warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date; or

(iv)

any condition in Section 6.1 (other than the conditions in Section 6.1(b) [Arrangement Resolution Passed] or Section 6.1(c) [Pembina Resolution Passed]) becomes incapable of being satisfied by the Outside Date, except that the right to terminate this Agreement under this Section 8.1(b)(iv) shall not be available to any Party whose failure to fulfill any of its covenants or obligations or whose breach of any of its representations or warranties under this Agreement has been the cause of, or resulted in, the failure of such condition to be satisfied or where such Party has not complied with the applicable provisions of Section 6.4;

(c)	by Pembina if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of IPL set forth in this Agreement occurs that would cause the condition in Section 6.2(a) [IPL Reps and Warranties Condition] or Section 6.2(b) [IPL Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured by the Outside Date or is not cured in accordance with the terms of Section 6.4; provided that (A) Pembina is not then in breach of this Agreement so as to cause any condition in Section 6.3(a) [Pembina Reps and Warranties Condition] or Section 6.3(b) [Pembina Covenants Condition] not to be satisfied, and (B) any termination pursuant to this Section 8.1(c)(i) is subject to and satisfies the provisions of Section 6.4;

(ii)

(A) the IPL Board or any committee of the IPL Board fails to unanimously recommend or withdraws, amends, modifies, changes or qualifies, or publicly proposes or states an intention to withdraw, amend, modify, change or qualify, the recommendations or determinations referred to in Section 2.2(a) in a manner adverse to Pembina or shall have resolved to do so prior to the Effective Date (and such action is not subsequently withdrawn), (B) the IPL Board or any committee of the IPL Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend, an Acquisition Proposal (including, for clarity, the Existing Bid or any other Acquisition Proposal by or involving Brookfield or any Person or group of Persons acting jointly or in concert with Brookfield) or publicly takes no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal (including, for clarity, the Existing Bid or any other Acquisition Proposal by or involving Brookfield or any Person or group of Persons acting jointly or in concert with Brookfield) for more than five business days (any action set forth in subclauses (A) or (B) of this Section 8.1(c)(ii), a “Change in Recommendation”),

(C) IPL, the IPL Board or any committee of the IPL Board accepts, approves, endorses, recommends or enters into or publicly proposes to accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (including, for clarity, the Existing Bid or any other Acquisition Proposal by or involving Brookfield or any Person or group of Persons acting jointly or in concert with Brookfield), other than a confidentiality and standstill agreement permitted by and in accordance with Section 7.1(b)(vi); or (D) the IPL Board or any committee of the IPL Board fails to publicly reconfirm the recommendations or determinations referred to in Section 2.2(a) upon the reasonable request of Pembina prior to the earlier of five business days following such request or five business days prior to the IPL Shareholders’ Meeting; or

(iii)

if an Acquisition Proposal is consummated or effected (including, for clarity, the Existing Bid or any other Acquisition Proposal by or involving Brookfield or any Person or group of Persons acting jointly or in concert with Brookfield);

(d)	by IPL if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Pembina set forth in this Agreement occurs that would cause the condition in Section 6.3(a) [Pembina Reps and Warranties Condition] or Section 6.3(b) [Pembina Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured by the Outside Date or is not cured in accordance with the terms of Section 6.4; provided that (A) any fraudulent, wilful or intentional breach shall be deemed to be incapable of being cured, (B) IPL is not then in breach of this Agreement so as to cause any condition in Section 6.2(a) [IPL Reps and Warranties Condition] or Section 6.2(b) [IPL Covenants Condition] not to be satisfied, and (C) any termination pursuant to this Section 8.1(d)(i) is subject to and satisfies the provisions of Section 6.4; or

(ii)

prior to the approval by the IPL Shareholders of the Arrangement Resolution, the IPL Board authorizes IPL to enter into a written agreement (other than a confidentiality and standstill agreement permitted by and in accordance with Section 7.1(b)(vi)) with respect to, or IPL accepts, recommends or enters into any agreement to implement, a Superior Proposal in accordance with Section 7.1, provided IPL is then in compliance with Section 7.1 and that prior to or concurrent with such termination IPL pays the amount required pursuant to and in accordance with Section 8.3(b)(ii).

8.2	Term and Effect of Termination

(a)

In the event of the termination of this Agreement pursuant to Section 8.1 or the Effective Date occurring, this Agreement shall forthwith become void and have no further force or effect, and neither Party (nor its Representatives or securityholders) shall have any liability or further obligation to the other Party hereunder, except:

(i)

in the event of termination pursuant to Section 8.1, the provisions and obligations set forth in Section 5.9, this Section 8.2, Section 8.3 and Section 8.4 (in each case to the extent applicable) and Article 9 shall survive any termination; and

(ii)	in the event of the Effective Date occurring, the provisions and obligations set forth in Section5.8, Section 5.9 and Article 9 shall survive any termination.

(b)

For greater certainty and notwithstanding anything in this Agreement to the contrary (other than being subject to Section 8.4 in the event it is entitled to a payment under Section 8.3), nothing contained in this Section 8.2 shall relieve either Party from liability for (i) failure to consummate the Arrangement when required pursuant to this Agreement, or (ii) any breach of any provision of this Agreement. No termination of this Agreement shall affect the obligations of the Parties pursuant to the Confidentiality Agreements or any other subsequent written agreement that addresses confidentiality between the Parties, except to the extent specified therein.

8.3	Termination Fees

(a)

Despite any other provision in this Agreement relating to the payment of fees and expenses, if a IPL Termination Fee Event occurs, IPL shall pay Pembina the IPL Termination Fee in accordance with Section 8.3(c), and if a Reverse Termination Fee Event occurs, then Pembina shall pay IPL the Reverse Termination Fee in accordance with Section 8.3(e).

(b)	For the purposes of this Agreement, “IPL Termination Fee” means $350 million, and “IPL Termination Fee Event” means the termination of this Agreement:

(i)	by Pembina, pursuant to Section 8.1(c)(ii) [Change in Recommendation];

(ii)	by IPL, pursuant to Section 8.1(d)(ii) [To enter into a Superior Proposal];

(iii)

by (A) either Pembina or IPL pursuant to Section 8.1(b)(i) [Failure of IPL Shareholders to Approve] or Section 8.1(b)(iii) [Outside Date], or (B) Pembina pursuant to Section 8.1(c)(i) [Breach of IPL Reps and Warranties/Covenants] as a result of the failure of IPL to satisfy the condition in 6.2(b) [IPL Covenants Condition], and within 12 months following the date of such termination an Acquisition Proposal is agreed to, entered into, consummated or effected, or the IPL Board recommends any Acquisition Proposal (in each case excluding the Existing Bid, but including, for clarity, any other Acquisition Proposal by or involving Brookfield or any Person or group of Persons acting jointly or in concert with Brookfield);

(iv)	by Pembina, pursuant to Section 8.1(c)(i) [Breach of IPL Reps and Warranties/Covenants], if such termination relates to:

(A)	a breach by IPL of Section 7.1; or

(B)

a breach by IPL of any of its covenants made under this Agreement, other than Section 7.1, which breach, individually or in the aggregate, causes or would reasonably be expected to: (1) cause a Material Adverse Change with respect to IPL; (2) result in the failure to satisfy the condition in Section 6.2(c); or (3) prevent or materially delay the consummation of the Arrangement or IPL from performing its material obligations under this Agreement in any material respect; or

(v)

by Pembina, pursuant to Section 8.1(c)(iii) [Completion of Acquisition Proposal] if: (A) the Acquisition Proposal that led to the right of Pembina to terminate pursuant to Section 8.1(c)(iii) was not completed pursuant to the Existing Bid; and (B) a IPL Termination Fee Event as outlined in Section 8.3(b)(iii) has not occurred.

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in paragraphs (a) to (d) of the definition of “Acquisition Proposal” set forth in Section 1.1, except that references to “20% or more of the voting securities of IPL” shall be deemed to be references to “50% or more”, and “20% or more” in relation to IPL’s revenues or earnings on a consolidated basis shall instead be construed to refer to “50% or more”.

(c)

If a IPL Termination Fee is payable pursuant to Section 8.3(b)(i), Section 8.3(b)(iv) or Section 8.3(b)(v) the IPL Termination Fee shall be paid within three business days following such IPL Termination Fee Event. If a IPL Termination Fee is payable pursuant to Section 8.3(b)(ii), the IPL Termination Fee shall be paid prior to or concurrently with the occurrence of such IPL Termination Fee Event. If a IPL Termination Fee is payable pursuant to Section 8.3(b)(iii), the IPL Termination Fee shall be paid upon the occurrence of the event causing such IPL Termination Fee Event. referred to therein. Any IPL Termination Fee shall be paid by IPL to Pembina (or as Pembina may direct by notice in writing), by wire transfer in immediately available Canadian funds to an account designated by Pembina.

(d)

If this Agreement is terminated (i) by Pembina pursuant to Section 8.1(c)(i) [Breach of IPL Reps and Warranties/Covenants] because of the failure of the condition in Section 6.2(a) [IPL Reps and Warranties Condition], (ii) by Pembina or IPL pursuant to Section 8.1(b)(iii) [Outside Date] and at the time of such termination there exists a state of facts or circumstances that would cause the conditions set forth in Section 6.2(a) [IPL Reps and Warranties Condition] not to be satisfied, notwithstanding the availability of any cure period, or (iii) by Pembina, pursuant to Section 8.1(c)(iii) [Completion of Acquisition Proposal] if the Acquisition Proposal that led to the right of Pembina to terminate pursuant to Section 8.1(c)(iii) was completed pursuant to the Existing Bid, IPL shall pay to Pembina an amount equal to $25 million as reimbursement to Pembina for its out-of-pocket expenses incurred in connection with the Arrangement, provided that if Pembina is in material breach of its obligations hereunder at the time of the termination of the Agreement such amount will not be payable; provided, however, that no fees or amounts shall be payable by IPL under this Section 8.3(d) if IPL has paid the IPL Termination Fee.

(e)	For the purposes of this Agreement, “Reverse Termination Fee” means $350 million, and “Reverse Termination Fee Event” means the termination of this Agreement:

(i)

by either Party pursuant to Section 8.1(b)(iv) [Failure to Satisfy Mutual Condition to Close] if the termination results solely as a result of a failure to satisfy the condition in Section 6.1(h) [Illegality] only insofar as such Law is related to the Competition Act Approval; or

(ii)

by either Party pursuant to Section 8.1(b)(iii) [Occurrence of Outside Date] if, as of the time of termination, the only conditions set forth in Section 6.1 [Mutual Conditions], Section 6.2 [Pembina Conditions] and Section 6.3 [IPL Conditions] that have not been satisfied or waived by Pembina or IPL, as applicable, are: (1) the condition in Section 6.1(e) [Key Regulatory Approvals] related to the Competition Act Approval; (2) the condition in Section 6.1(h) [Illegality] only insofar as such Law is related to the Competition Act Approval; and (3) those conditions that by their terms are to be satisfied at the Effective Time and that are capable of being satisfied, provided that the Reverse Termination Fee will not be payable pursuant to this Section 8.3(e) if (A) the failure of such conditions to be satisfied has been caused by, or is a result of, the failure of IPL to perform any of its covenants or agreements under this Agreement, and (B) Pembina has complied, in all material respects, with its obligations in Section 5.4(d) in respect of obtaining the Competition Act Approval.

(f)

If a Reverse Termination Fee is payable pursuant to any provision of Section 8.3(e), the Reverse Termination Fee shall be paid within three business days following such Reverse Termination Fee Event. Any Reverse Termination Fee shall be paid by Pembina to IPL (or as IPL may direct by notice in writing), by wire transfer in immediately available Canadian funds to an account designated by IPL.

(g)

If this Agreement is terminated (i) by IPL pursuant to Section 8.1(d)(i) [Breach of Pembina Reps and Warranties/Covenants] because of the failure of the condition in Section 6.3(a) [Pembina Reps and Warranties Condition], or (ii) by Pembina or IPL pursuant to Section 8.1(b)(iii) [Outside Date] and at the time of such termination there exists a state of facts or circumstances that would cause the conditions set forth in Section 6.3(a) [Pembina Reps and Warranties Condition] not to be satisfied, notwithstanding the availability of any cure period, Pembina shall pay to IPL an amount equal to $25 million as reimbursement to IPL for its out-of-pocket expenses incurred in connection with the Arrangement, provided that if IPL is in material breach of its obligations hereunder at the time of the termination of the Agreement such amount will not be payable; provided, however, that no fees or amounts shall be payable by Pembina under this Section 8.3(g) if Pembina has paid the Reverse Termination Fee.

8.4	Liquidated Damages

(a)

The Parties acknowledge and agree that the agreements contained in Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Parties would not enter into this Agreement, and that the amounts set out in Section 8.3 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which Pembina or IPL, as applicable, will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(b)

Each Party agrees that the payment of the IPL Termination Fee or the Reverse Termination Fee or amounts under Sections 8.3(d) or 8.3(g) in the manner provided in Section 8.3 is the sole monetary remedy of the Party receiving such payment in respect of the event giving rise to such payment; provided that this limitation shall not (a) apply in the event of fraud or willful or intentional breach of this Agreement by the Party making such payment, and (b) prior to any termination of this Agreement, preclude a Party from seeking injunctive relief to restrain any breach or threatened breach by the other Party of its covenants in this Agreement, or otherwise obtain specific performance of any of such covenants in accordance with Section 9.8.

8.5	Fees and Expenses

Each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement. Pembina and IPL shall share equally any filing fees and applicable Taxes payable for or in respect of any application, notification or other filing made in respect of any regulatory process in respect of the transactions contemplated by the Arrangement, including under the Competition Act and any other Key Regulatory Approvals.

ARTICLE 9

GENERAL PROVISIONS

9.1	Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Pembina Shareholders’ Meeting and the IPL Shareholders’ Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, subject to the Interim Order, the Final Order and applicable Laws. IPL hereby agrees to cooperate with Pembina and its tax advisors to structure the Arrangement in a tax effective manner, and IPL hereby further agrees to amend the Plan of Arrangement in such manner as deemed necessary or desirable by Pembina and its tax advisors, acting reasonably, in order to have the Arrangement structured in a tax effective manner, provided that IPL shall not be obligated to consent or agree to any amendments that have the effect of reducing the consideration to be received under the Arrangement by the IPL Shareholders.

9.2	Waiver

Either Party may: (a) extend the time for the performance of any of the obligations or other acts of the other Party; (b) waive compliance with any of the other Party’s agreements or the fulfillment of any conditions to its own obligations contained herein; and (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and such waiver shall apply only to the specific matters identified in such instrument.

9.3	Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by email, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other Party given in accordance with these provisions):

(a)	if to Pembina:

Pembina Pipeline Corporation
4000, 585 – 8th Avenue SW
Calgary, Alberta T2P 1G1

	Attention:	Scott Burrows, Senior Vice President & Chief Financial Officer / Janet Loduca, Senior Vice President, External Affairs & Chief Legal and Sustainability Officer
	Email:	[Redacted]

with a copy to (which shall not constitute notice):

Blake, Cassels & Graydon LLP
3500, 855-2nd Street S.W.
Calgary, Alberta T2P 4J8

	Attention:	Chad Schneider / Jeff Bakker
	Email:	chad.schneider@blakes.com / jeff.bakker@blakes.com

(b)	if to IPL:

IPL
Suite 3200, 215-2nd Street S.W.
Calgary, Alberta, Canada T2P 1M4

Attention: Anita Dusevic Oliva, Senior Vice President, Corporate Services
Email: [Redacted]

with a copy (which shall not constitute notice) to:

Burnet, Duckworth & Palmer LLP
Suite 2400, 525 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1

Attention: Bill Maslechko / James Kidd
Email: wsm@bdplaw.com / jlk@bdplaw.com

9.4	Entire Agreement; Binding Effect

This Agreement: (a) together with the Confidentiality Agreements and any other subsequent written agreement that addresses confidentiality between the Parties, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof; and (b) shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

9.5	Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the Parties without the prior written consent of the other Party.

9.6	Time of Essence

Time shall be of the essence in this Agreement.

9.7	Further Assurances

Each Party shall, from time to time and at all times hereafter, at the request of the other Party, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

9.8	Specific Performance

Pembina and IPL agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement or the Confidentiality Agreements or any other subsequent written agreement that addresses confidentiality between the Parties were not performed by the other Party in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of this Agreement or the Confidentiality Agreements or any other subsequent written agreement that addresses confidentiality between the Parties or to otherwise obtain specific performance of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.9	Third Party Beneficiaries

The provisions of Sections 5.3(b), 5.3(c) and 5.8: (a) are intended for the irrevocable benefit of the Persons referenced therein, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors, administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and Pembina shall hold the rights and benefits of Section 5.8 in trust for and on behalf of the Third Party Beneficiaries and Pembina hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (b) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise. Except as provided in this Section 9.9, this Agreement shall not: (a) confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns; (b) constitute or create an employment agreement with any employee, create any right to employment or continued employment or service, or to a particular term or condition of employment; or (c) be construed to establish, amend, or modify any IPL Employee Plan or any other benefit or compensation plan, program, agreement or arrangement.

9.10	Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Laws of Canada applicable therein, and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

9.11	No Liability

No director or officer of Pembina shall have any personal liability whatsoever to IPL under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Pembina. No director or officer of IPL shall have any personal liability whatsoever to Pembina under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of IPL.

9.12	Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)

the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.13	Counterparts

This Agreement may be executed by electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

[The remainder of this page is left blank intentionally]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PEMBINA PIPELINE CORPORATION

By:	“J. Scott Burrows”
Name:	J. Scott Burrows
Title:	Senior Vice President & Chief Financial
Officer

By:	“Janet Loduca”
Name:	Janet Loduca
Title:	Senior Vice President, External Affairs &
Chief Legal and Sustainability Officer

INTER PIPELINE LTD.

By:	“Anita Dusevic Oliva”
Name:	Anita Dusevic Oliva
Title:	Senior Vice President, Corporate Services

By:	“Christian Bayle”
Name:	Christian Bayle
Title:	President & Chief Executive Officer

[Signature Page – Arrangement Agreement]

SCHEDULE A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE

BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1

INTERPRETATION

1.1	In this Plan of Arrangement, the following terms have the following meanings:

(a)	“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)	“AmalCo” means the corporation resulting from the Amalgamation;

(c)

“Amalgamation” means the amalgamation of Pembina and IPL to be effected pursuant to Section 3.1(d), provided that the IPL Hybrid Note Amendments have received the requisite approval of the holders of the IPL Hybrid Notes pursuant to the terms of the IPL Note Indenture;

(d)

“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to section 193 of the ABCA on the terms and subject to the conditions set forth in this Plan of Arrangement as supplemented, modified or amended in accordance with this Plan, and not to any particular article, section or other portion hereof;

(e)

“Arrangement Agreement” means the agreement dated May 31, 2021, between Pembina and IPL with respect to the Arrangement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms;

(f)

“Arrangement Resolution” means the special resolution of the IPL Shareholders in respect of the Arrangement to be considered at the IPL Shareholders’ Meeting, substantially in the form attached as Schedule B to the Arrangement Agreement;

(g)

“Articles of Arrangement” means the articles of arrangement of IPL in respect of the Arrangement required under subsection 193(10) of the ABCA to be sent to the Registrar for filing after the Final Order has been granted, giving effect to the Arrangement;

(h)	“Business Day” means a day other than a Saturday, Sunday or statutory holiday or other day when banks in the City of Calgary, Alberta are not generally open for business;

(i)

“Certificate” means the certificate or proof of filing to be issued by the Registrar pursuant to subsection 193(11) or 193(12) of the ABCA in respect of the Articles of Arrangement giving effect to the Arrangement;

(j)	“Court” means the Court of Queen’s Bench of Alberta;

(k)

“Depositary” means Computershare Trust Company of Canada, a trust company licensed to carry on business in the Province of Alberta at its principal office in Calgary, Alberta, or such other person that may be appointed by Pembina and IPL for the purpose of receiving deposits of certificates formerly representing IPL Common Shares;

(l)	“Dissent Rights” means the right of dissent in respect of the Arrangement provided for in Article 4;

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(m)

“Dissenting IPL Shareholders” means registered IPL Shareholders who validly exercise the Dissent Rights, which exercise of Dissent Rights has not been withdrawn, or is not deemed to have been withdrawn, before the Effective Time;

(n)	“Effective Date” means the date the Arrangement becomes effective under the ABCA;

(o)	“Effective Time” means 12:01 a.m. on the Effective Date;

(p)

“Encumbrance” includes any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(q)

“Final Order” means the final order of the Court acceptable to IPL and Pembina, each acting reasonably, approving the Arrangement pursuant to subsection 193(9)(a) of the ABCA, as such order may be amended (provided that any such amendment is acceptable to both IPL and Pembina, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

(r)

“Interim Order” means an interim order of the Court acceptable to IPL and Pembina, each acting reasonably, concerning the Arrangement under subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the IPL Shareholders’ Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction with the approval of IPL and Pembina, each acting reasonably;

(s)	“IPL” means Inter Pipeline Ltd., a corporation incorporated under the ABCA;

(t)	“IPL Common Share Consideration” means 0.5 of a Pembina Common Share for each IPL Common Share;

(u)	“IPL Common Shares” means the common shares in the capital of IPL;

(v)

“IPL Hybrid Note Amendments” means the proposed amendments to the IPL Hybrid Notes to, among other things, provide the holders thereof the right, effective immediately prior to the Effective Time, to exchange their IPL Hybrid Notes for notes issued pursuant to the Pembina Hybrid Note Indenture;

(w)

“IPL Hybrid Notes” means, collectively: (i) the $750 million principal amount of series 2019-A subordinated hybrid notes of IPL due March 26, 2079; and (ii) the $700 million principal amount of series 2019-B subordinated hybrid notes of IPL due November 19, 2079;

(x)

“IPL Note Indenture” means the note indenture dated February 2, 2011 between Inter Pipeline Fund (the predecessor in interest to IPL), certain subsidiary guarantors thereunder and Computershare Trust Company of Canada, as supplemented from time to time up to and including the twelfth supplemental note indenture dated June 1, 2020 between IPL and Computershare Trust Company of Canada, as the same may be further amended or supplemented from time to time, providing for the issue of debt securities of IPL, including the IPL Hybrid Notes;

(y)

“IPL Proxy Circular” means the notice of the IPL Shareholders’ Meeting to be sent to IPL Shareholders and the joint proxy circular of IPL and Pembina to be prepared in connection with the IPL Shareholders’ Meeting, together with any amendments thereto or supplements thereof made in accordance with the Arrangement Agreement, and any

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other information circular or proxy statement which may be prepared in connection with the IPL Shareholders’ Meeting;

(z)

“IPL Rights Plans” means, collectively, (i) the shareholder protection rights plan agreement dated May 8, 2017, amending and restating the shareholder protection rights plan agreement dated as of March 24, 2014, between IPL and Computershare Trust Company of Canada, as rights agent, and (ii) the shareholder protection rights plan agreement made as of March 31, 2021 between IPL and Computershare Trust Company of Canada, as rights agent;

(aa)

“IPL Shareholders’ Meeting” means such meeting or meetings of the IPL Shareholders, including any adjournment thereof in accordance with the Arrangement Agreement, that is to be convened as provided by the Interim Order to consider, and if deemed advisable approve, the Arrangement;

(bb)	“IPL Shareholders” means the holders of IPL Common Shares;

(cc)	“IPL SRPs” means the rights issued pursuant to the IPL Rights Plans;

(dd)

“Letter of Transmittal” means the letter of transmittal sent to registered IPL Shareholders pursuant to which registered IPL Shareholders are required to deliver certificates representing the IPL Common Shares to the Depositary in order to receive the IPL Common Share Consideration on the Arrangement becoming effective;

(ee)	“Pembina” means Pembina Pipeline Corporation, a corporation existing under the ABCA;

(ff)	“Pembina Common Shares” means the common shares in the capital of Pembina;

(gg)

“Pembina Hybrid Note Indenture” means the note indenture dated January 25, 2021 between Pembina and Computershare Trust Company of Canada, as the same may be amended or supplemented from time to time, providing for the issue of debt securities of Pembina;

(hh)	“Person” includes an individual, firm, trust, partnership, association, corporation, joint venture, trustee, executor, administrator, legal representative or government;

(ii)

“Plan” or “Plan of Arrangement” means this plan of arrangement as amended or supplemented from time to time in accordance with the terms hereof, and “hereby”, “hereof”, “herein”, “hereunder”, “herewith” and similar terms refer to this plan of arrangement and not to any particular provision of this plan of arrangement;

(jj)	“Registrar” means the Registrar of Corporations duly appointed pursuant to section 263 of the ABCA; and

(kk)	“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time.

1.2

The division of this Plan of Arrangement into articles, sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and subsections are to articles, sections and subsections of this Plan of Arrangement.

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1.4

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities. The words “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.

1.5	Unless otherwise specified, all references to “dollars” or “$” shall mean Canadian dollars.

1.6

In the event that the date on which any action is required to be taken hereunder by any person is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal are local time in Calgary, Alberta unless otherwise stipulated herein or therein.

1.8	Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

1.9	References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	This Plan of Arrangement is made pursuant and subject to the provisions of and forms part of the Arrangement Agreement.

2.2

This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on all registered and beneficial IPL Shareholders (including Dissenting IPL Shareholders); (b) IPL; (c) Pembina; (d) AmalCo and (e) all other Persons.

2.3

The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 have become effective in the sequence set out therein. If no Certificate is required to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, the Arrangement shall become effective at the Effective Time on the date the Articles of Arrangement are filed with the Registrar pursuant to subsection 193(10) of the ABCA.

ARTICLE 3

ARRANGEMENT

3.1

Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

IPL Rights Plans

(a)	the IPL Rights Plans shall terminate and cease to have any further force or effect and the IPL SRP Rights shall be cancelled without any payment in respect thereof;

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Dissenting IPL Shareholders

(b)

subject to Article 4, the IPL Common Shares held by Dissenting IPL Shareholders shall be deemed to have been transferred to IPL (free and clear of all any Encumbrances) and cancelled, and such Dissenting IPL Shareholders shall cease to have any rights as IPL Shareholders, other than the right to be paid the fair value of their IPL Common Shares in accordance with Article 4, and the names of such holders shall be removed from the register of IPL Shareholders;

Acquisition of IPL Common Shares by Pembina

(c)

each issued and outstanding IPL Common Share (other than those held by Dissenting IPL Shareholders) shall be transferred by the holder thereof without any further action on its part (free and clear of any Encumbrances) to Pembina in exchange for the IPL Common Share Consideration, and Pembina shall be deemed to be the legal and beneficial owner of such transferred IPL Common Shares (free and clear of Encumbrances), and upon such exchange:

(i)

the holders of such IPL Common Shares shall cease to be the holders of IPL Common Shares and the names of such holders shall be removed from the register of IPL Shareholders and added to the register of holders of Pembina Common Shares;

(ii)	Pembina shall become the holder of the IPL Common Shares so exchanged and shall be added to the register of IPL Shareholders as the registered holder of such shares; and

Amalgamation

(d)

provided that the IPL Hybrid Note Amendments have received the requisite approval of the holders of the IPL Hybrid Notes pursuant to the terms of the IPL Note Indenture, Pembina and IPL shall be amalgamated and continued as one corporation under the ABCA in accordance with this Plan, including the following:

(i)	Name. The name of Amalco shall be Pembina Pipeline Corporation;

(ii)	Share Provisions. The share provisions and authorized share capital of Amalco shall be the same as the share provisions and authorized share capital of Pembina;

(iii)	Directors and Officers.

(A)	Initial Directors. The directors of Amalco shall be the same as the directors of Pembina; and

(B)	Initial Officers. The officers of Amalco shall be the same as the officers of Pembina;

(iv)	Business and Powers. There shall be no restrictions on the business that Amalco may carry on or on the powers it may exercise;

(v)

Other Provisions. The other provisions forming part of the Articles of Amalco shall be the same as the respective provision of the articles of Pembina as such existed immediately prior to the amalgamation;

(vi)	By-laws. The by-laws of Amalco shall be the by-laws of Pembina;

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(vii)	Registered Office. The registered office of Amalco shall be the registered office of Pembina;

(viii)	Effect of Amalgamation. The following shall be the effect of the Amalgamation:

(A)	all of the property of each of Pembina and IPL shall continue to be the property of Amalco;

(B)	Amalco shall continue to be liable for the obligations of each of Pembina and IPL;

(C)	any existing cause of action, claim or liability to prosecution of Pembina or IPL shall be unaffected;

(D)	any civil, criminal or administrative action or proceeding pending by or against either of Pembina or IPL may be continued to be prosecuted by or against Amalco; and

(E)	a conviction against, or ruling, order or judgment in favour of or against, either of Pembina or IPL may be enforced by or against Amalco;

(ix)

Articles. The articles of amalgamation of Amalco filed shall be deemed to be the articles of incorporation of Amalco, and the certificate of amalgamation of Amalco shall be deemed to be the certificate of incorporation of Amalco;

(x)

Cancellation of Shares. On the amalgamation each issued and outstanding IPL Share shall be cancelled, and each issued and outstanding share of Pembina, of any class or series, shall remain unaffected and issued and outstanding; and

(xi)

Stated Capital. The aggregate stated capital of AmalCo will be an amount equal to the aggregate of the paid-up capital for the purposes of the Tax Act of (A) the IPL Common Shares outstanding immediately before the Amalgamation and (B) the shares of Pembina outstanding immediately before the Amalgamation,

Exchange of Hybrid Notes

(e)

immediately following the Amalgamation, pursuant to the terms of the IPL Hybrid Notes (as amended pursuant to the IPL Hybrid Note Amendments), the IPL Hybrid Notes shall be exchanged (i) due to the exercise of the exchange right conferred upon the holders of the IPL Hybrid Notes and (ii) in all other cases, pursuant to the terms of the IPL Hybrid Notes (as amended pursuant to the IPL Hybrid Note Amendments), for notes of Pembina issued pursuant to the Pembina Hybrid Note Indenture.

3.2

IPL, Pembina, AmalCo and the Depositary shall be entitled to deduct and withhold from any consideration or amount otherwise payable to any Person, including any IPL Shareholder and, for greater certainty, from any amount payable to a IPL Shareholder who has validly exercised, and not withdrawn, Dissent Rights, as the case may be, such amounts as IPL, Pembina, AmalCo or the Depositary, as the case may be, may determine is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to such Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. IPL, Pembina, Amalco or the Depositary is hereby authorized to sell or otherwise dispose of any share consideration as is necessary to provide sufficient funds to IPL, Pembina, Amalco or the Depositary, as the case may be, to enable it to comply with all deduction or

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withholding requirements applicable to it, and none of IPL, Pembina, AmalCo or the Depositary shall be liable to any Person for any deficiency in respect of any proceeds received, and IPL, Pembina, Amalco or the Depositary, as applicable, shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale.

ARTICLE 4

DISSENTING IPL SHAREHOLDERS

4.1

Each registered holder of IPL Common Shares shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order and this Article 4. Notwithstanding subsection 191(5) of the ABCA, the written objection to the Arrangement referred to in subsection 191(5) of the ABCA must be received by IPL from the Dissenting IPL Shareholder not later than 4:00 p.m. on the date that is five Business Days prior to the date of the IPL Shareholders’ Meeting, all in accordance with the Interim Order.

4.2

A Dissenting IPL Shareholder shall, at the Effective Time, cease to have any rights as a holder of IPL Common Shares (other than as set forth herein), and shall only be entitled to be paid by IPL the fair value of the holder’s IPL Common Shares. A Dissenting IPL Shareholder who is entitled to be paid by IPL the fair value of the holder’s IPL Common Shares shall, pursuant to Section 3.1(b), be deemed to have transferred the holder’s IPL Common Shares, (free and clear of any Encumbrances) to IPL for cancellation without any further act or formality notwithstanding the provisions of section 191 of the ABCA.

4.3

A Dissenting IPL Shareholder who for any reason is not ultimately entitled to be paid the fair value of the holder’s IPL Common Share, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of IPL Common Shares notwithstanding the provisions of section 191 of the ABCA.

4.4	The fair value of the IPL Common Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved by the IPL Shareholders.

4.5

In no event shall IPL, AmalCo or Pembina be required to recognize any Dissenting IPL Shareholder as a IPL Shareholder after the Effective Time, and the names of such holders shall be removed from the register of IPL Shareholders as at the Effective Time.

4.6

For greater certainty, in addition to any other restrictions in section 191 of the ABCA, any person who has voted in favour of the Arrangement Resolution shall not be entitled to dissent with respect to such person’s IPL Common Shares for the Arrangement. In addition, a Dissenting IPL Shareholder may only exercise Dissent Rights in respect of all, and not less than all, of its IPL Common Shares.

ARTICLE 5

OUTSTANDING CERTIFICATES AND FRACTIONAL SHARES

5.1

Forthwith following the Effective Time, Pembina and AmalCo shall, subject to Section 5.2, cause to be issued to the IPL Shareholders, the number of Pembina Common Shares issuable in respect of the IPL Common Shares required by Section 3.1(c).

5.2

Upon surrender to the Depositary for cancellation of a certificate or certificates (as applicable) which, immediately prior to the Effective Time, represented outstanding IPL Common Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, each IPL Shareholder represented by such surrendered certificate(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the consideration which such holder has the right to

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receive under this Plan of Arrangement for such IPL Common Shares, less any amounts withheld pursuant to Section 3.2, and any certificate(s) so surrendered shall forthwith be cancelled.

5.3

Until deposited with the Depositary (in the case of IPL Common Shares), as contemplated by Section 5.2, each certificate that immediately prior to the Effective Time represented IPL Common Shares shall be deemed after the Effective Time to represent only the right to receive upon such deposit the consideration and other property to which the holders of such IPL Common Shares are entitled under the Arrangement, or as to those held by Dissenting IPL Shareholders, other than those Dissenting IPL Shareholders deemed to have participated in the Arrangement pursuant to Section 4.3, to receive the fair value of the IPL Common Shares represented by such certificates. Any such certificate formerly representing IPL Common Shares not duly surrendered on or before the last Business Day prior to the third anniversary of the Effective Date shall cease to represent a claim by or interest of any former IPL Shareholder of any kind or nature against IPL, AmalCo or Pembina. On such date, all consideration and other property to which such former holder was entitled shall be deemed to have been surrendered to IPL, AmalCo or Pembina, as applicable.

5.4

No IPL Shareholder shall be entitled to receive any consideration with respect to such IPL Common Shares other than the consideration and other property to which such holder is entitled to receive under the Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividend, premium or other payment in connection therewith.

5.5

If any certificate which immediately prior to the Effective Time represented an interest in outstanding IPL Common Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration and other property to which the holder is entitled pursuant to the Arrangement as determined in accordance with the Arrangement. The person who is entitled to receive such consideration and other property shall, as a condition precedent to the receipt thereof, give a bond satisfactory to Pembina and its transfer agent in such form as is satisfactory to Pembina and such transfer agent, or otherwise indemnify IPL, AmalCo, Pembina and the transfer agent, to the reasonable satisfaction of such persons, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.6

No certificates representing fractional Pembina Common Shares shall be issued under the Arrangement. In lieu of any fractional Pembina Common Shares, each registered IPL Shareholder otherwise entitled to a fractional interest in Pembina Common Shares will receive the nearest whole number of Pembina Common Shares. For greater certainty, where such fractional interest is greater than or equal to 0.5, the number of Pembina Common Shares to be issued will be rounded up to the nearest whole number, and where such fractional interest is less than 0.5, the number of Pembina Common Shares to be issued will be rounded down to the nearest whole number. In calculating such fractional interests, all IPL Common Shares registered in the name of or beneficially held by such holders thereof or their nominee shall be aggregated.

ARTICLE 6

AMENDMENTS

6.1

IPL and Pembina may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (a) set out in writing; (b) approved by IPL and Pembina; (c) filed with the Court and, if made following the IPL Shareholders’ Meeting, approved by the Court; and (d) communicated to IPL Shareholders, if and as required by the Court.

6.2	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by IPL or Pembina at any time prior to or at the IPL Shareholders’ Meeting (provided that the other

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person shall have approved it, acting reasonably) with or without any other prior notice or communication, and if so proposed and accepted, in the manner contemplated and to the extent required by the Arrangement Agreement by the persons voting at the IPL Shareholders’ Meeting (other than as may be required under the Interim Order or other order of the Court), shall become part of this Plan of Arrangement for all purposes.

6.3

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the IPL Shareholders’ Meeting shall be effective only (a) if it is approved in writing by each of IPL and Pembina (each acting reasonably), and (b) if required by the Court or applicable law, it is approved by the IPL Shareholders.

6.4

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time provided that it is approved in writing by each of Pembina and AmalCo, if it concerns a matter which, in the reasonable opinion of each of Pembina and AmalCo, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and it is not adverse to the financial or economic interests of any former IPL Shareholder.

6.5

In addition, to the extent any of the provisions of this Plan of Arrangement is deemed to be inconsistent with applicable laws, this Plan of Arrangement shall be automatically adjusted to remove such inconsistency.

ARTICLE 7

FURTHER ASSURANCES

7.1

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan without any further act or formality, each of IPL, AmalCo and Pembina shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required in order further to document or evidence any of the transactions or events set out herein.

7.2

From and after the Effective Time (a) this Plan shall take precedence and priority over any and all rights related to IPL Common Shares issued prior to the Effective Time; (b) the rights and obligations of the holders of IPL Common Shares and any respective trustee and transfer agent therefor, shall be solely as provided for in this Plan; and (c) all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to IPL Common Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

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SCHEDULE B

FORM OF ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(1)    The arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) (the “ABCA”) involving Inter Pipeline Ltd. (the “Company”), as more particularly described and set forth in the joint management proxy circular of Pembina Pipeline Corporation (“Pembina”) and the Company accompanying the notice of this meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(2)    The plan of arrangement (the “Plan of Arrangement”) involving the Company, the full text of which is set out as Schedule A to the Arrangement Agreement made as of May 31, 2021 between Pembina Pipeline Corporation and the Company (the “Arrangement Agreement”), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(3)    The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

(4)    Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the IPL Shareholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Court of Queen’s Bench of Alberta, the directors of the Company are hereby authorized and empowered, without further notice to or approval of the IPL Shareholders (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement and the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, to disregard the IPL Shareholders’ approval and not proceed with the Arrangement.

(5)    Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and to deliver to the Registrar under the ABCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

(6)    Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing.

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SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF PEMBINA

(a)

Organization and Qualification. Pembina is duly incorporated and validly existing under the Laws of its jurisdiction and has full corporate power and authority to own its assets and conduct its business as now owned and conducted. Pembina is duly licensed, registered or qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so licensed, registered or qualified would not materially adversely affect Pembina and its Subsidiaries, taken as a whole.

(b)

Authority Relative to this Agreement. Pembina has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Pembina and the consummation by Pembina of the transactions contemplated by this Agreement have been duly authorized by the Pembina Board and no other corporate proceedings on the part of Pembina are necessary to authorize this Agreement or the consummation by Pembina of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Pembina and constitutes a valid and binding obligation of Pembina, enforceable by IPL against Pembina in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)

Reporting Issuer Status. Pembina is a reporting issuer (where such concept exists) in each of the provinces of Canada and is not in default (or the equivalent thereof) under, and is in material compliance with, all applicable Canadian Securities Laws in each of the provinces of Canada. Pembina is registered with the SEC under Section 12 of the U.S. Exchange Act, has filed all reports to be filed under the U.S. Exchange Act and is in material compliance with all applicable U.S. Securities Laws. The currently issued and outstanding Pembina Common Shares are listed and posted for trading on the Exchanges and the currently issued and outstanding Pembina Class A Preferred Shares are listed and posted for trading on the TSX, and Pembina is in material compliance with the rules of the Exchanges.

(d)

Auditors. Pembina’s auditors are independent public accountants as required by applicable Laws and there is not now, and since January 1, 2018 there has not been, any reportable event (as defined in National Instrument 51-102 – Continuous Disclosure Obligations).

(e)

Shareholder and Similar Agreements. Except for the Pembina Shareholder Rights Plan and as disclosed in the Pembina Disclosure Letter, Pembina and its Subsidiaries are not party to any shareholder, pooling, voting trust or other similar agreement or arrangement relating to the issued and outstanding shares or other equity or voting securities in the capital of Pembina and its Subsidiaries. Prior to the Effective Time, Pembina will not implement any additional shareholder rights plan that will trigger any rights to acquire securities of Pembina or apply to the Arrangement.

(f)	Absence of Undisclosed Liabilities. Neither Pembina nor its Subsidiaries have any material liabilities or obligations of any nature (matured or unmatured, fixed or contingent) except for:

(i)	those that are disclosed in the Pembina Disclosure Letter;

(ii)	those that are reflected in the Pembina Financial Statements;

(iii)	those incurred in the ordinary course of business consistent with past practice and not required to be set forth in the Pembina Financial Statements;

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(iv)

those incurred: (i) in the ordinary course of business consistent with past practice since March 31, 2021; and (ii) would not, individually or in the aggregate with all other liabilities and obligations of Pembina and its Subsidiaries (other than those disclosed in the Pembina Financial Statements), reasonably be expected to materially adversely affect Pembina and its Subsidiaries, taken as a whole; or

(v)	those incurred in connection with the execution of this Agreement.

Without limiting the foregoing, the Pembina Financial Statements reflect reasonable reserves in accordance with IFRS for contingent liabilities relating to pending litigation and other contingent obligations of Pembina and its Subsidiaries.

(g)	Corrupt Practices Legislation.

(i)

Neither Pembina nor, to the knowledge of Pembina, its Subsidiaries, or any of their respective Representatives or other Persons acting on behalf of Pembina or its Subsidiaries has, directly or indirectly: (A) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any Governmental Entity of any jurisdiction or any official of any public international organization; or (B) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the U.S. Foreign Corrupt Practices Act of 1977, as amended (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder, or any applicable Laws of similar effect.

(ii)

During the periods of the Pembina Financial Statements (as herein defined), the operations of Pembina and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”). To the knowledge of Pembina, no action, suit or proceeding by or before any court or Governmental Entity or body or any arbitrator involving Pembina or any of its Subsidiaries with respect to the Money Laundering Laws is pending or threatened.

(iii)

Neither Pembina nor any of its Subsidiaries nor, to the knowledge of Pembina, any of their respective Representatives or other Persons acting on behalf of Pembina or its Subsidiaries, has had any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) imposed upon such Person; and neither Pembina nor any of its Subsidiaries is in violation of any of the economic sanctions of the United States administered by OFAC or any Law or executive order relating thereto.

(h)	No Conflict; Required Filings and Consents.

(i)

Neither Pembina nor any of its Subsidiaries is in violation of its constating documents or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Pembina or any of its Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Pembina or any of its Subsidiaries is bound, except for such defaults which would not material adversely affect Pembina and its Subsidiaries, taken as a whole.

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(ii)	Neither the execution and delivery of this Agreement by Pembina nor the consummation of the Arrangement contemplated hereby nor compliance by Pembina with any of the provisions hereof will:

(A)

violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of Pembina or any of its Subsidiaries or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) their respective charter, by-laws or other constating documents (including any applicable partnership, shareholder or operating agreements), or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Pembina or any of its Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Pembina or any of its Subsidiaries is bound; or

(B)

subject to compliance with the statutes and regulations referred to below, violate any Laws, judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Pembina or any of its Subsidiaries or any of their respective properties or assets; or

(C)	cause the suspension or revocation of any authorization, consent, approval or license currently in effect,

except, in the case of each of clauses (A)(2), (B) or (C) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Encumbrances, suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not materially adversely affect Pembina and its Subsidiaries, taken as a whole.

(iii)

Other than in connection with or in compliance with the provisions of applicable Canadian Securities Laws, U.S. Securities Laws, the rules and policies of the TSX and NYSE, the ABCA, Pembina Shareholder approval of the Pembina Resolution, the Regulatory Approvals, the terms of the Interim Order and the Final Order in respect of the Arrangement and the filing of the Articles of Arrangement, (A) there is no legal impediment to Pembina’s consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Pembina in connection with the consummation of the Arrangement, except for such filings or registration which, if not made, or for such authorizations, consents or approvals which, if not received, would not materially adversely affect Pembina and its Subsidiaries, taken as a whole.

(i)	Subsidiaries.

(i)

Other than those listed in the Pembina Disclosure Letter, Pembina has no Subsidiaries, nor does it hold, directly or indirectly, any interests in any Person or is not, directly or indirectly, a partner of any partnerships, limited partnerships or joint ventures. Each Subsidiary is duly organized and is validly existing under the Laws of its jurisdiction of incorporation, organization or formation, has full corporate or partnership power and authority, as the case may be, to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not materially adversely affect Pembina and its Subsidiaries, taken as a whole.

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(ii)

None of Pembina’s Subsidiaries are currently prohibited, directly or indirectly, from paying any dividends to Pembina or any of its Subsidiaries, from making any other distribution on such Subsidiary’s securities or other ownership interests, or from repaying to Pembina or any of its Subsidiaries any loans or advances to such Subsidiary from Pembina or any of its Subsidiaries.

(j)

Ownership of Subsidiaries. Other than as disclosed in the Pembina Disclosure Letter, Pembina is the beneficial direct or indirect owner of all of the outstanding shares and partnership interests and other ownership interests of Pembina’s Subsidiaries with good title thereto free and clear of any and all Encumbrances (other than Permitted Encumbrances). No Person has any agreement, warrant, commitment, option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from Pembina, directly or indirectly, of any securities of any of the Subsidiaries and none of the outstanding securities of the Subsidiaries were issued in violation of or subject to the pre-emptive or similar rights of any Person. All outstanding securities or other ownership interests of the Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive right.

(k)	Compliance with Laws.

(i)

The operations of Pembina and its Subsidiaries have complied with and are not in violation of any applicable Laws in any material respect, and none of Pembina nor its Subsidiaries has received any notice of any alleged material violation of any such Laws.

(ii)

None of Pembina nor its Subsidiaries is in conflict with, or in default under or in violation of: (A) its articles or by-laws or equivalent organizational documents; or (B) any Law to which it or by which any of its properties or assets is bound or affected, in any material respect.

(l)

Capitalization. Pembina has authorized share capital consisting of an unlimited number of Pembina Common Shares, an unlimited number of Pembina Class A Preferred Shares issuable in series and limited in number to not more than 50% of the number of issued and outstanding Pembina Common Shares at the time of issuance of any such Pembina Class A Preferred Shares and an unlimited number of Pembina Class B Preferred Shares. As of the date hereof there are issued and outstanding no more than 550,100,000 Pembina Common Shares and no more than 115,600,000 Pembina Class A Preferred Shares (Series 1 to 22 and Series 2021-A), each on the terms as publicly disclosed by Pembina and there are no other shares of any class or series outstanding. As of the date hereof there are no more than 24,000,000 Pembina Common Shares issuable upon the exercise of outstanding Pembina Options. Other than (i) Pembina Class A Preferred Shares issuable on conversion of other Pembina Class A Preferred Shares on the terms as publicly disclosed by Pembina, (ii) Pembina Common Shares issuable upon exercise of the Pembina Options, and (iii) Pembina Common Shares issuable pursuant to rights issued under the Pembina Shareholder Rights Plan, each on the terms as publicly disclosed by Pembina, there are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Pembina of any shares of Pembina or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Pembina. All outstanding Pembina Common Shares and Pembina Class A Preferred Shares have, as applicable, been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Pembina Common Shares issuable upon the exercise of the Pembina Options, and all Pembina Class A Preferred Shares issuable upon conversion of any Pembina Class A Preferred Shares, in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(m)

No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Pembina Common Shares, any Pembina Class A Preferred Shares or any other securities of Pembina has been issued by any Governmental Entity and is continuing in effect and

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no proceedings for that purpose have been instituted, are pending or, to the knowledge of Pembina, are contemplated or threatened under any applicable Laws or by any other Governmental Entity.

(n)

Reports. Pembina has filed with Securities Regulators a true and complete copy of all financial statements, annual information forms, information circulars, material change reports, news releases, and other material forms, reports, schedules, statements, certifications and other documents required to be filed by it or its Subsidiaries under applicable Laws (collectively, the “Pembina Disclosure Documents”). The Pembina Disclosure Documents filed since December 31, 2019, as of their respective dates or if amended, as of the date of such amendment, did not contain any Misrepresentation and complied in all material respects with all applicable Laws. Pembina has not filed any material change reports which continue to be confidential.

(o)	Financial Statements and Internal Controls.

(i)

Pembina’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2019 and 2020, together with the notes thereto and the auditors’ report thereon, and the unaudited condensed interim consolidated financial statements of Pembina as at and for the three month periods ended March 31, 2021 and 2020, together with the notes thereto (collectively with any such additional financial statements filed prior to the Effective Date, the “Pembina Financial Statements”) have been prepared in accordance with IFRS (except in the case of the unaudited condensed interim consolidated financial statements, to the extent they may not include footnotes or may be condensed or summary statements) applied on a basis consistent with prior periods (except as stated therein) and all applicable Laws and present fairly: (A) the financial position, changes in shareholders’ equity, results of operations and cash flows of Pembina as at the dates of and for the periods referred to in such statements, and (B) the financial position of Pembina as at the date referred to in the balance sheet of Pembina, subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments and to disclosures that would be made in the notes thereto if they were audited financial statements.

(ii)

Pembina has designed, as required under applicable Canadian Securities Laws: (A) disclosure controls and procedures to provide reasonable assurance that material information relating to Pembina and its Subsidiaries is made known to the Chief Executive Officer and the Chief Financial Officer of Pembina by others, particularly during the periods in which filings are being prepared; and (B) internal controls to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(p)

Absence of Certain Changes. Since December 31, 2020: (A) except as disclosed in the Pembina Disclosure Documents, Pembina and its Subsidiaries have conducted their businesses only in the ordinary and normal course; (B) except as disclosed in the Pembina Disclosure Documents, no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Pembina and its Subsidiaries, taken as a whole, has been incurred other than in the ordinary course of business, and (C) there has not been any Material Adverse Change in respect of Pembina.

(q)

Litigation. Except as disclosed in the Pembina Disclosure Letter: (A) there is no material litigation or governmental or other proceeding or investigation before any Governmental Entity, in progress, pending or, to Pembina’s knowledge, threatened (and Pembina does not know of any basis therefor) against, or involving, Pembina or any of its Subsidiaries; and (B) there are no material matters under discussion with any Governmental Entity relating to material Taxes, governmental charges, orders or assessments asserted by any such authority involving Pembina or any of its Subsidiaries. Neither Pembina nor its Subsidiaries is subject to any outstanding order, writ, injunction or decree that has or would materially adversely affect Pembina and its Subsidiaries, taken as a whole, or would significantly impede the ability of Pembina to consummate the Arrangement.

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(r)	Taxes.

(i)

Except as disclosed in the Pembina Disclosure Letter, all Tax Returns required to be filed by or on behalf of Pembina or any of its Subsidiaries have been duly filed on a timely basis and such Tax Returns are true, complete and correct. Except as disclosed in the Pembina Disclosure Letter, all Taxes shown to be payable on such Tax Returns or on subsequent assessments or reassessments with respect thereto have been paid in full on a timely basis other than Taxes being contested in good faith and for which adequate reserves in accordance with IFRS have been established, and no other Taxes are payable by Pembina or any of its Subsidiaries with respect to items or periods covered by such Tax Returns.

(ii)

Pembina and its Subsidiaries have duly and timely paid all Taxes, including all installments on account of Taxes for the current year, that are due and payable by them whether or not assessed by the appropriate Governmental Entity.

(s)	Tax Reserves. Pembina has paid or provided adequate accruals in the Pembina Financial Statements for Taxes, including income taxes and related future income taxes, in conformity with IFRS.

(t)

Tax Deficiencies. No deficiencies exist or have been asserted with respect to Taxes of Pembina or any of its Subsidiaries that would materially adversely affect Pembina and its Subsidiaries, taken as a whole.

(u)

Books and Records. The financial books, records and accounts of Pembina and its Subsidiaries: (i) have been maintained in all material respects in compliance with applicable Laws, and (ii) accurately and fairly reflect the material transactions of Pembina and its Subsidiaries. The minute books of Pembina and its Subsidiaries are complete and accurate in all material respects.

(v)

Pre-Emptive Rights. There are no outstanding rights of first refusal, rights of first offer, pre-emptive rights of purchase, consents to transfer, recall rights or other pre-emptive rights or similar rights of purchase which entitle any Person to acquire any of the material rights, title, interests, property, licenses or assets of Pembina or its Subsidiaries that will be triggered or accelerated by the Arrangement.

(w)	Off-Balance Sheet Arrangements. Pembina does not have any off-balance sheet arrangements.

(x)	Insurance.

(i)

Policies of insurance are in force naming Pembina or its applicable Subsidiary as an insured that adequately cover all risks as are customarily covered by participants in the industry in which Pembina operates. All premiums payable prior to the date hereof under such policies of insurance have been paid.

(ii)

(A) Each of the insurance policies described in clause (i) is in full force and effect on the date hereof and Pembina will use reasonable commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date; (B) no written notice of cancellation or termination has been received by Pembina or any of its Subsidiaries with respect to any such policy; and (C) no such policy shall be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(y)	Environmental.

(i)	None of Pembina or any of its Subsidiaries is in violation of any Environmental Laws in any material respect.

(ii)	Each of Pembina and its Subsidiaries has all material permits, authorizations and approvals required under any applicable Environmental Laws to operate the business of

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Pembina and its Subsidiaries as presently conducted or for the ownership and use of the assets owned by Pembina and its Subsidiaries in compliance with all applicable Laws and are in material compliance with their requirements.

(iii)

Except as disclosed in the Pembina Disclosure Letter, neither Pembina nor its Subsidiaries is aware of, or subject to, any material environmental investigation, remediation, reclamation or closure obligation, demand, notice or work order that presently exists with respect to any property, interests and rights of Pembina and the Subsidiaries.

(iv)

To Pembina’s knowledge, there are no pending administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Encumbrances, orders, directions, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Law against Pembina or any of its Subsidiaries, and Pembina has reasonably concluded that there are no facts or circumstances which would reasonably be expected to form the basis for any such administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Encumbrances, orders, directions, notices of non-compliance or violation, investigation or proceedings, in each case that would materially adversely affect Pembina and its Subsidiaries, taken as a whole.

(v)

There are no costs or liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) associated with the effect of Environmental Laws on various business, operations and properties of Pembina and its Subsidiaries that would be material to Pembina and its Subsidiaries, taken as a whole.

(z)

Fairness Opinion. The Pembina Board has received the verbal Pembina Fairness Opinion of Scotia Capital Inc. (and confirmation that it will deliver its written Pembina Fairness Opinion dated the date of its verbal opinion prior to the date of the Joint Proxy Circular) to the effect that, based on and subject to the various assumptions, qualifications and limitations set forth therein and as of the date of such opinion, that the consideration to be paid to the IPL Shareholders is fair, from a financial point of view, to Pembina, and such Pembina Fairness Opinion has not been withdrawn or modified as of the date hereof.

(aa)	Ownership of IPL Common Shares. Neither Pembina nor any of its Subsidiaries currently owns any IPL Common Shares.

(bb)	Investment Canada Act. Pembina is not a non-Canadian within the meaning of the Investment Canada Act.

(cc)	Foreign Private Issuer. As of the date hereof, Pembina is a “foreign private issuer” within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(dd)

Investment Company. To the knowledge of Pembina, neither Pembina nor any of its Subsidiaries is registered or is required to be registered as an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended.

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SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF IPL

(a)

Board Approval. As of the date hereof, the IPL Board, upon the unanimous recommendation of the IPL Independent Committee, has determined unanimously that the Arrangement is fair to the IPL Shareholders and is in the best interests of IPL and has resolved unanimously to recommend to the IPL Shareholders that they vote their IPL Common Shares in favour of the Arrangement Resolution. The IPL Board has unanimously approved the Arrangement and the execution and performance of this Agreement.

(b)

Organization and Qualification. IPL is duly incorporated and validly existing under the Laws of its jurisdiction and has full corporate power and authority to own its assets and conduct its business as now owned and conducted. IPL is duly licensed, registered or qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so licensed, registered or qualified would not materially adversely affect IPL and its Subsidiaries, taken as a whole. Copies of the constating documents of IPL, together with all amendments to the date hereof, have been made available to Pembina and are accurate and complete in all material respects as of the date hereof and have not been amended or superseded.

(c)

Authority Relative to this Agreement. IPL has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by IPL and the consummation by IPL of the transactions contemplated by this Agreement have been duly authorized by the IPL Board and, subject to such approval of IPL Shareholders as is stipulated by the Court in the Interim Order, no other corporate proceedings on the part of IPL are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by IPL and constitutes a legal, valid and binding obligation of IPL, enforceable against IPL in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(d)

Auditors. IPL’s auditors are independent public accountants as required by applicable Laws and there is not now, and since January 1, 2018 there has not been, any reportable event (as defined in National Instrument 51-102 – Continuous Disclosure Obligations).

(e)

Brokers. Except for the fees to be paid to the IPL Financial Advisors pursuant to their engagement letters with IPL, IPL has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement. IPL has disclosed in the IPL Disclosure Letter all fees, commissions or other payments that may be payable to the IPL Financial Advisors in connection with this Agreement or any other transaction contemplated by this Agreement and made available to Pembina true and complete copies of such engagement letters.

(f)

Reporting Issuer Status. IPL is a reporting issuer (where such concept exists) in each of the provinces of Canada and is not in default (or the equivalent thereof) under, and is in material compliance with, all applicable Canadian Securities Laws in each of the provinces of Canada. The IPL Common Shares are listed and posted for trading on the TSX and IPL is in material compliance with the rules of the TSX.

(g)

Fairness Opinion. The IPL Board has received the oral IPL Fairness Opinion of each of the IPL Financial Advisors (and confirmation from each that it will deliver its written IPL Fairness Opinion dated the date of its oral opinion prior to the date of the Joint Proxy Circular) to the effect that, based on and subject to the various assumptions, qualifications and limitations set forth therein and as of the date of such opinion, the consideration to be received by the IPL Shareholders pursuant

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to this Agreement is fair, from a financial point of view, to the IPL Shareholders, and such IPL Fairness Opinions have not been withdrawn or modified as of the date hereof.

(h)	Corrupt Practices Legislation.

(i)

Neither IPL nor, to the knowledge of IPL, its Subsidiaries, or any of their respective Representatives or other Persons acting on behalf of IPL or its Subsidiaries has, directly or indirectly: (A) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any Governmental Entity of any jurisdiction or any official of any public international organization; or (B) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the U.S. Foreign Corrupt Practices Act of 1977, as amended (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder, or any applicable Laws of similar effect.

(ii)

During the periods of the IPL Financial Statements (as herein defined), the operations of IPL and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and Money Laundering Laws. To the knowledge of IPL, no action, suit or proceeding by or before any court or Governmental Entity or body or any arbitrator involving IPL or any of its Subsidiaries with respect to the Money Laundering Laws is pending or threatened.

(iii)

Neither IPL nor any of its Subsidiaries nor, to the knowledge of IPL, any of their respective Representatives or other Persons acting on behalf of IPL or its Subsidiaries, has had any sanctions administered by OFAC imposed upon such Person; and neither IPL nor any of its Subsidiaries is in violation of any of the economic sanctions of the United States administered by OFAC or any Law or executive order relating thereto.

(i)

Shareholder and Similar Agreements. Except as disclosed in the IPL Disclosure Letter and except for the IPL Shareholder Rights Plans, IPL and its Subsidiaries are not party to any shareholder, pooling, voting trust or other similar agreement or arrangement relating to the issued and outstanding shares or other equity or voting securities in the capital of IPL and its Subsidiaries. Prior to the Effective Time, IPL will not implement any additional shareholder rights plan that will trigger any rights to acquire securities of IPL or apply to the Arrangement.

(j)	No Conflict; Required Filings and Consents.

(i)

Neither IPL nor any of its Subsidiaries is in violation of its constating documents or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, Encumbrance, contract or other instrument or obligation to which IPL or any of its Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which IPL or any of its Subsidiaries is bound, except for such violation or default which would not materially adversely affect IPL and its Subsidiaries, taken as a whole.

(ii)

Except as disclosed in the IPL Disclosure Letter, neither the execution and delivery of this Agreement by IPL nor the consummation of the Arrangement contemplated hereby nor compliance by IPL with any of the provisions hereof will:

(A)

violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of

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the properties or assets of IPL or any of its Subsidiaries or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) their respective constating documents (including any applicable partnership, shareholder or operating agreements), or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, Encumbrance, contract or other instrument or obligation to which IPL or any of its Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which IPL or any of its Subsidiaries is bound; or

(B)

subject to compliance with the statutes and regulations referred to below, violate any Laws, judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to IPL or any of its Subsidiaries or any of their respective properties or assets; or

(C)	cause the suspension or revocation of any authorization, consent, approval or license currently in effect,

except, in the case of each of clauses (A)(2), (B) or (C) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Encumbrances, suspensions or revocations which, or any consents, approvals or notices which if not given or received would not materially adversely affect IPL and its Subsidiaries, taken as a whole.

(iii)

Other than in connection with or in compliance with the provisions of applicable Canadian Securities Laws, U.S. Securities Laws, the ABCA, IPL Shareholder approval of the Arrangement Resolution, the Regulatory Approvals, the terms of the Interim Order and the Final Order in respect of the Arrangement and the filing of the Articles of Arrangement, (A) there is no legal impediment to IPL’s consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of IPL in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not materially adversely affect IPL and its Subsidiaries, taken as a whole.

(k)	Subsidiaries.

(i)

Other than those listed in the IPL Disclosure Letter, IPL has no Subsidiaries, nor does it hold, directly or indirectly, any interests in any Person and is not, directly or indirectly, a partner of any partnerships, limited partnerships or joint ventures. Each Subsidiary is duly organized and is validly existing under the Laws of its jurisdiction of incorporation, organization or formation, has full corporate or partnership power and authority, as the case may be, to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not would not materially adversely affect IPL and its Subsidiaries, taken as a whole.

(ii)

None of IPL’s Subsidiaries are currently prohibited, directly or indirectly, from paying any dividends to IPL or any of its Subsidiaries, from making any other distribution on such Subsidiary’s securities or other ownership interests, or from repaying to IPL or any of its Subsidiaries any loans or advances to such Subsidiary from IPL or any of its Subsidiaries. Except as disclosed in the IPL Disclosure Letter, copies of the constating documents of the Subsidiaries, together with all amendments to the date hereof, have been made available to Pembina and are accurate and complete in all material respects as of the date hereof and have not been amended or superseded.

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(l)

Ownership of Subsidiaries. IPL is the beneficial direct or indirect owner of all of the outstanding securities and other ownership interests of Subsidiaries with good title thereto free and clear of any and all Encumbrances. No Person has any agreement, warrant, commitment, option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from IPL, directly or indirectly, of any securities of any of the Subsidiaries and none of the outstanding securities of the Subsidiaries were issued in violation of or subject to the pre-emptive or similar rights of any Person. All outstanding securities or other ownership interests of the Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive right.

(m)	Compliance with Laws.

(i)

The operations of IPL and its Subsidiaries have complied with and are not in violation of any applicable Laws in any material respect, and none of IPL nor its Subsidiaries has received any notice of any alleged material violation of any such Laws.

(ii)

None of IPL nor its Subsidiaries is in conflict with, or in default under or in violation of: (A) its articles or by-laws or equivalent organizational documents; or (B) any Law to which it or by which any of its properties or assets is bound or affected, in any material respect.

(n)

Capitalization. The authorized, issued and outstanding capital and, except in the case of IPL, the ownership of such outstanding capital, of each of IPL and its Subsidiaries is set forth in the IPL Disclosure Letter. Except pursuant to the IPL Incentive Plans as disclosed in the IPL Disclosure Letter and the IPL Shareholder Rights Plans: (A) there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments or obligations of IPL or its Subsidiaries to issue or sell any shares or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of IPL or its Subsidiaries, and there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of IPL or Subsidiaries based upon the book value, income or any other attribute of IPL or any of its Subsidiaries; and (B) no Person is entitled to any pre-emptive or other similar right granted by IPL or the Subsidiaries. All outstanding IPL Common Shares, IPL MTNs and IPL Hybrid Notes have, as applicable, been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(o)

Equity Monetization Plans. The IPL Disclosure Letter sets forth, as of the date hereof, the holders of all outstanding IPL RSUs and IPL PSUs and the number of IPL RSUs and IPL PSUs held by each holder and expiration dates, as applicable, of each grant to such holders. Other than the IPL Incentive Awards, there are no outstanding stock appreciation rights, phantom equity, profit sharing plan or similar rights, agreements, arrangements or commitments payable to any IPL Employees or directors or consultants of IPL or any of its Subsidiaries and which are based upon the share price, revenue, value, income or any other attribute of IPL or its Subsidiaries and all such IPL Incentive Awards outstanding are subject only to the terms and conditions of the IPL Incentive Award Plans (true and complete copies of which have been made available to Pembina prior to the date hereof) and the applicable grant agreements pursuant to which such awards were granted (a true and complete copy of the form of which has been made available to Pembina prior to the date hereof and none of the grant agreements entered into in respect of outstanding IPL Incentive Awards contain any material departures from such form of agreement).

(p)

No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the IPL Common Shares or any other securities of IPL has been issued by any Governmental Entity and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of IPL, are contemplated or threatened under any applicable Laws or by any other Governmental Entity.

(q)

Reports. IPL has filed, or caused to be filed, with Securities Regulators, a true and complete copy of all financial statements, annual information forms, material change reports, information circulars,

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directors’ circulars, news releases, and other material forms, reports, schedules, statements, certifications and other documents required to be filed by it or its Subsidiaries under applicable Laws (collectively, the “IPL Disclosure Documents”). Since December 31, 2019, the IPL Disclosure Documents at the time filed: (A) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (B) complied in all material respects with the requirements of applicable Securities Laws. IPL has not filed any confidential material change report with any Governmental Entity which as of the date hereof remains confidential or any other confidential filings filed under applicable Securities Laws.

(r)	Financial Statements and Internal Controls.

(i)

The audited consolidated financial statements of IPL as at and for the fiscal years ended December 31, 2020 and 2019, together with the notes thereto and the auditors’ report thereon, and the unaudited condensed interim consolidated financial statements of IPL as at and for the three month periods ended March 31, 2021 and 2020, together with the notes thereto (collectively with any such additional financial statements filed prior to the Effective Date, the “IPL Financial Statements”), have been prepared in accordance with IFRS (except in the case of the unaudited condensed interim consolidated financial statements, to the extent they may not include footnotes or may be condensed or summary statements) applied on a basis consistent with prior periods (except as stated therein) and all applicable Laws and present fairly: (A) the financial position, changes in shareholders’ equity, results of operations and cash flows of IPL as at the dates of and for the periods referred to in such statements, and (B) the financial position of IPL as at the date referred to in the balance sheet of IPL, subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments and to disclosures that would be made in the notes thereto if they were audited financial statements.

(ii)

IPL has designed, as required under applicable Canadian Securities Laws: (A) disclosure controls and procedures to provide reasonable assurance that material information relating to IPL and its Subsidiaries is made known to the Chief Executive Officer and the Chief Financial Officer of IPL by others, particularly during the periods in which filings are being prepared; and (B) internal controls to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(s)

Absence of Undisclosed Liabilities. Except as disclosed in the IPL Disclosure Letter, neither IPL nor its Subsidiaries have any material liabilities or obligations of any nature (matured or unmatured, fixed or contingent) except for:

(i)	those that are reflected in the IPL Financial Statements;

(ii)	those incurred in the ordinary course of business consistent with past practice and not required to be set forth in the IPL Financial Statements;

(iii)

those incurred: (i) in the ordinary course of business consistent with past practice since March 31, 2021; and (ii) would not, individually or in the aggregate with all other liabilities and obligations of IPL and its Subsidiaries (other than those disclosed in the IPL Financial Statements), reasonably be expected to materially adversely affect IPL and its Subsidiaries, taken as a whole; or

(iv)	those incurred in connection with the execution of this Agreement.

Without limiting the foregoing, the IPL Financial Statements reflect reasonable reserves in accordance with IFRS for contingent liabilities relating to pending litigation and other contingent obligations of IPL and its Subsidiaries.

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(t)

Absence of Certain Changes. Since December 31, 2020: (A) except as disclosed in the IPL Disclosure Documents, IPL and its Subsidiaries have conducted their businesses only in the ordinary and normal course; (B) except as disclosed in the IPL Disclosure Documents, no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to IPL and its Subsidiaries, taken as a whole, has been incurred other than in the ordinary course of business, and (C) there has not been any Material Adverse Change in respect of IPL.

(u)	Employment Matters.

(i)

Except as disclosed in the IPL Disclosure Letter, neither IPL nor any Subsidiary of IPL is a party to, nor is engaged in any negotiations with respect to, any employment agreement with or any written or oral agreement or policy providing for severance, termination, or change of control payments, or cash or other compensation, benefits or acceleration of benefits to any IPL Employee or a director or consultant of IPL or any of its Subsidiaries upon the consummation of, or relating to the transactions contemplated by this Agreement, including a change of control of IPL or any of its Subsidiaries;

(ii)

Except as disclosed in the IPL Disclosure Letter, (A) neither IPL nor any of its Subsidiaries is a party to, nor is engaged in any negotiations with respect to, nor is bound by, any union recognition agreement, collective bargaining or other union or employee association agreement, or any legally binding commitment or written communication with any labour union, trade union or employee organization or group which may qualify as a trade union; (B) there are no actual or threatened applications for certification or bargaining rights with respect to any current or former IPL Employees; (C) no trade union, council of trade unions, labour union, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any IPL Employees by way of certification, interim certification, voluntary recognition, or succession rights; and (D) during the last five years, no Person has petitioned and no Person is now petitioning or, to the knowledge of IPL has threatened to petition, for union representation of any IPL Employees.

(iii)

To the knowledge of IPL, there is no labour strike, dispute, lock-out work slowdown or stoppage pending or involving or, to the knowledge of IPL, threatened against IPL or any of its Subsidiaries. No trade union has applied to have IPL or any of its Subsidiaries declared a related successor, or common employer pursuant to the Labour Relations Code (Alberta) or any similar legislation in any jurisdiction in which IPL or any of its Subsidiaries carries on business.

(iv)

Except as disclosed in the IPL Disclosure Letter, neither IPL nor any of its Subsidiaries has engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of IPL, threatened against IPL or any of its Subsidiaries.

(v)

Except as disclosed in the IPL Disclosure Letter, IPL is in material compliance with all terms and conditions of employment and all Laws respecting employment and labour, including human rights, privacy, employment standards, worker’s compensation and occupational health and safety, and there are no outstanding actual or threatened claims, complaints, investigations or orders under any such Laws.

(vi)

All amounts due or accrued for all salary, wages, bonuses, commissions, vacation with pay, overtime pay and other employee remuneration and benefits or consultant payments in respect of any IPL Employees or directors or consultants (or former IPL Employees or directors or consultants) of IPL or any of its Subsidiaries which are attributable to the period before the Effective Date have been paid or are accurately reflected in the books and records of IPL or its Subsidiaries, as applicable.

(vii)	There are no outstanding assessments, penalties, fines liens, charges, surcharges, or other amounts due or owing by IPL or any of its Subsidiaries pursuant to any workers’

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compensation legislation and none of IPL or any of its Subsidiaries has been reassessed under such legislation in the past three years and, to the knowledge of IPL, no audit of any of IPL or any of its Subsidiaries is currently being performed pursuant to any applicable worker’s compensation legislation.

(viii)

Except as disclosed in the IPL Disclosure Letter, there are no outstanding inspection orders or charges pending under applicable occupational health and safety legislation (“OHSA”). IPL and each of its Subsidiaries have complied in all material respects with any orders issued under OHSA and there are no appeals of any orders under OHSA currently outstanding and there have been no fatal or critical accidents which have occurred in the course of the operation of the business of IPL or any of its Subsidiaries which might lead to charges under OHSA.

(ix)

Except as disclosed in the IPL Disclosure Letter, a correct and complete list of all IPL Employees, whether actively at work or not, showing without names or employee numbers their salaries, wage rates, commissions, bonus arrangements, positions, status as full-time or part-time employees, location of employment, cumulative length of recognized service with IPL or any Subsidiary of IPL, whether they are subject to a written employment agreement, was made available to Pembina prior to the date hereof.

(x)

There are no retirees or terminated IPL Employees or directors or consultants of IPL or any of its Subsidiaries to whom IPL or any of its Subsidiaries has any material benefits responsibility or other continuing or contingent material obligation.

(xi)

Except as disclosed in the IPL Disclosure Letter, no IPL Employees or directors or consultants of IPL or any of its Subsidiaries has any written agreement as to length of notice or severance payment required to terminate his or her employment or services (in the case of consultants, for a period of greater than 30 days).

(xii)

Except as disclosed in the IPL Disclosure Letter, to the knowledge of IPL, no IPL Employees or directors or consultants of IPL or any of its Subsidiaries is in violation of any non-competition, non-solicitation, non-disclosure or any similar agreement with any Person.

(xiii)

Except as disclosed in the IPL Disclosure Letter, IPL has made available to Pembina originals or copies of all agreements, policies or practices used by IPL or any of its Subsidiaries in connection with employment with IPL or any of its Subsidiaries, including any arrangement or practice of IPL regarding redundancy or severance payments, whether contractual, customary or discretionary.

(v)	Benefit Plans.

(i)

The IPL Disclosure Letter contains a true and complete list of all material health, medical, dental, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive, incentive compensation, deferred compensation, share purchase, share-based compensation, disability, pension, retirement or supplemental retirement plan and each other compensation or benefit plan, agreement or arrangement whether written or unwritten, tax-qualified or non-qualified, funded or unfunded, for the benefit of IPL Employees or directors or consultants (or former IPL Employees or directors or consultants) of IPL or any of its Subsidiaries, which are maintained by, contributed to, or in respect of which IPL or any of its Subsidiaries has any actual or potential liability (the “IPL Employee Plans”). Current and complete copies of all material IPL Employee Plans have been made available to Pembina together with copies of all material documents relating to the IPL Employee Plans.

(ii)	Each IPL Employee Plan is, and has been, in all material respects, established, registered, amended, funded, operated, administered and invested in accordance with its terms and

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all Laws, and all employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each IPL Employee Plan, as of the date hereof, have been paid or remitted in a timely fashion in accordance with its terms and all Laws.

(iii)

There has been no amendment to or change in employee participation or coverage under, any IPL Employee Plan which would materially increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

(iv)

Each IPL Employee Plan that is required or intended to be qualified under applicable Law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval which could reasonably be expected to materially adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval.

(v)

To the knowledge of IPL, there are no pending or anticipated claims against or otherwise involving any of the IPL Employee Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of IPL Employee Plan activities) has been brought against or with respect to any IPL Employee Plan.

(vi)	Except as disclosed in the IPL Disclosure Letter, no IPL Employee Plan:

(A)

is a “registered pension plan” or a “salary deferral plan” as those terms are defined in subsection 248(1) of the Tax Act, or is subject to Title IV of the U.S. Employee Retirement Income Security Act of 1974, as amended;

(B)

provides for post employment or retiree health, life insurance and/or other welfare benefits, and neither IPL nor any Subsidiary have any obligation to provide any such benefits to any retired or former employees or active employees following such employees’ retirement or termination of service except as explicitly provided in any of IPL’s or any Subsidiary’s standard forms of employment contract entered into with such employees in the ordinary course of its business, true and complete copies of which such standard forms of employment contracts have been made available to Pembina; or

(C)	is a multiemployer benefit plan.

(vii)

All contributions, reserves or premium payments required to be made to the IPL Employee Plans have been made or accrued for in the books and records of IPL or its Subsidiaries, as applicable, in all material respects. Except as disclosed in the IPL Disclosure Letter, the present value of the accrued benefit liabilities (whether or not vested) attributable to IPL Employees or directors or consultants (or former IPL Employees or directors or consultants) of IPL or any of its Subsidiaries or for which IPL or any Subsidiary is or may be liable under each IPL Employee Plan that provides pension, retirement, early retirement, profit-sharing, deferred compensation or other similar benefits (each, a “Retirement Plan”), determined as of the end of the most recently ended fiscal year of IPL, on the basis of actuarial assumptions, each of which is reasonable, did not exceed the current value of the assets of such Retirement Plan allocable to such benefit liabilities. The IPL Disclosure Letter identifies each Retirement Plan. All benefits (whether or not vested) earned by IPL Employees or directors or consultants (or former IPL Employees or directors or consultants) of IPL or any of its Subsidiaries that will be payable, or for which IPL or any Subsidiary is or may be liable, under each Retirement Plan are properly accrued and reflected in the IPL Financial Statements in accordance with IFRS.

(viii)	Except as disclosed in the IPL Disclosure Letter, no IPL Employee Plan exists that, as a result of the execution of this Agreement, or the consummation of the Arrangement (either

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alone or in combination with any other event) could result in: (A) any IPL Employees receiving termination or severance pay or any increase in termination or severance pay upon any termination of employment after the date hereof; (B) acceleration of the time of payment or vesting or result in any payment or funding of compensation or benefits under, increase the amount payable, or result in any other obligation pursuant to, any of the IPL Employee Plans; (C) result in any right, benefit or the payment of any amount that will not be deductible by reason of Section 280G of the U.S. Tax Code. No IPL Employee Plan provides for the gross-up or reimbursement of Taxes.

(w)

Litigation. Except as disclosed in the IPL Disclosure Letter: (A) there is no material litigation or governmental or other proceeding or investigation before any Governmental Entity, in progress, pending or, to the knowledge of IPL, threatened (and IPL does not know of any basis therefor) against, or involving, IPL or any of its Subsidiaries; and (B) there are no material matters under discussion with any Governmental Entity relating to material Taxes, governmental charges, orders or assessments asserted by any such authority involving IPL or any of its Subsidiaries. Neither IPL nor its Subsidiaries is subject to any outstanding order, writ, injunction or decree that has or would materially adversely affect IPL and its Subsidiaries, taken as a whole, or would significantly impede the ability of IPL to consummate the Arrangement.

(x)	Tax Returns Filed and Taxes Paid. Except as disclosed in the IPL Disclosure Letter:

(i)

All Tax Returns required to be filed by or on behalf of IPL or any of its Subsidiaries have been duly filed on a timely basis and such Tax Returns are true, complete and correct. All Taxes shown to be payable on such Tax Returns or on subsequent assessments or reassessments with respect thereto have been paid in full on a timely basis other than Taxes being contested in good faith and for which adequate reserves in accordance with IFRS have been established, and no other Taxes are payable by IPL or any of its Subsidiaries with respect to items or periods covered by such Tax Returns;

(ii)

IPL and its Subsidiaries have duly and timely paid all Taxes, including all installments on account of Taxes for the current year, that are due and payable by them whether or not assessed by the appropriate Governmental Entity;

(iii)

IPL has made available to Pembina for review originals or true and complete copies of: (A) material portions of income tax audit reports, statements of deficiencies, closing or other agreements or correspondence concerning assessments, reassessments or audits pursuant to which a Governmental Entity has proposed amendments to previously filed Tax Returns received by or on behalf of IPL of any of its Subsidiaries relating to Taxes; (B) any material federal, provincial, state, local or foreign Tax Returns for IPL and its Subsidiaries for all Tax years beginning after January 1, 2016; and (C) all material written communications to or from any Governmental Entity relating to the Taxes of IPL and its Subsidiaries over such period have been made available to Pembina;

(iv)

(A) neither IPL nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of IPL, has such an event been asserted or threatened against IPL and its Subsidiaries, or any of them, or any of their respective assets; (B) no waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of IPL or any of its Subsidiaries and no request for any such waiver or extension is currently pending; (C) no audit by any Governmental Entity of IPL or any of its Subsidiaries is in process and to the knowledge of IPL, threatened; and (D) no written claim has been made to IPL or any of its Subsidiaries by any Governmental Entity in a jurisdiction where IPL and its Subsidiaries do not file Tax Returns that they are or may be subject to taxation by that jurisdiction;

(v)	IPL has furnished Pembina with originals or copies of all material elections, designations or similar filings relating to Taxes of IPL and its Subsidiaries and any agreement or other

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arrangement in respect of Taxes or Tax Returns of IPL and its Subsidiaries that has effect for any period ending after the Effective Date;

(vi)

IPL has made available to Pembina originals or true and complete copies of all notices of assessments that have been received in respect of Taxes (including, without limiting the foregoing, income, sales (including goods and services, harmonized sales and provincial or territorial sales), excise, value-added tax, and capital tax liabilities) of IPL and its Subsidiaries for all taxation years or periods ending prior to and including the taxation year or period ended December 31, 2021;

(vii)

each of IPL and its Subsidiaries has duly and timely withheld all material amounts in respect of Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any employee, officer or director and any non-resident Person), and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it. Each of IPL and its Subsidiaries has complied in all material respects with all Tax information reporting provisions of all applicable Laws;

(viii)

each of IPL and its Subsidiaries has duly and timely collected or self-assessed all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and have duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it;

(ix)

none of sections 17 or 78 or 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act, or any equivalent provision of the Tax legislation of any province or any other jurisdiction, have applied or will apply to any of IPL or its Subsidiaries at any time up to and including the Effective Time;

(x)

IPL and each Subsidiary has maintained and continues to maintain at its place of business in Canada all records and books of account required to be maintained under the Tax Act, the Excise Tax Act (Canada) and any comparable Law of any province or territory in Canada, including Laws relating to sales and use taxes;

(xi)

none of IPL and its Subsidiaries has acquired property from, or transferred property to, a non-arm’s length Person, within the meaning of the Tax Act, for consideration the value of which is less than the fair market value of the property acquired or transferred or, in the case where such consideration included debt payable by the acquiror, for debt with a principal amount which is less than the fair market value of the property acquired or transferred in consideration of such debt;

(xii)

the terms and conditions made or imposed in respect of every transaction (or series of transactions) between IPL, or any Subsidiary and any Person that is (x) a non-resident of Canada for purposes of the Tax Act, and (y) not dealing at arm’s length with IPL or such Subsidiary, as the case may be, for purposes of the Tax Act, do not differ from those that would have been made between persons dealing at arm’s length for purposes of the Tax Act;

(xiii)

IPL and each Subsidiary has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act with respect to all material transactions between it and any non-resident of Canada with whom it was not dealing at arm’s length for purposes of the Tax Act;

(xiv)	there are no material reserves under the Tax Act or any equivalent provincial or territorial statute to be claimed by any of IPL or its Subsidiaries;

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(xv)

neither IPL nor any Subsidiary claimed any amount under the Canada Emergency Wage Subsidy or any other COVID-19 related assistance or subsidies in respect of any period (or portion thereof) ending on or prior to the Effective Date that it was not otherwise entitled to in accordance with the Tax Act and satisfied at all times all relevant criteria and conditions entitling them to such amounts and, for greater certainty, section 125.7(6) of the Tax Act did not apply in respect of such amounts;

(xvi)	there are no Tax liens or security interests on any of the assets of IPL or any of its Subsidiaries other than Permitted Encumbrances;

(xvii)

neither IPL nor any of its Subsidiaries (A) has any liability for the Taxes of any other Person, (B) has ever filed, or has ever been required to file, a consolidated, combined or unitary Tax Return (other than Tax Returns which include only IPL or any of its Subsidiaries), (C) has any liability under any agreement or arrangement relating to the sharing, allocation or indemnification of Taxes, or any similar agreement, contract or arrangement (other than an indemnification for Taxes provided in purchase and sale agreements that would not have a material effect on IPL) (collectively, “Tax Sharing Agreements”), or (D) has any liability for the Taxes of any Person as a transferee, successor or agent, by contract or otherwise;

(xviii)

the aggregate tax attributes of IPL and its Subsidiaries as of December 31, 2020 are not materially lower than as disclosed in the IPL Disclosure Letter and IPL has not undertaken any transactions out of the ordinary course of its business in the period beginning on January 1, 2021 and ending on or prior to the date hereof which would result in a material reduction in such aggregate tax attributes;

(xix)

within the past three years, neither IPL nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the U.S. Tax Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the U.S. Tax Code;

(xx)

neither IPL nor any of its Subsidiaries has entered into a closing agreement pursuant to Section 7121 of the U.S. Tax Code or any similar provision of state, local or foreign law, and neither IPL nor any of its Subsidiaries is subject to any private letter ruling of the IRS or comparable ruling of any other Governmental Entity which may apply after the Effective Date;

(xxi)

Subsidiaries of IPL that are U.S. persons had not entered into any contract, agreement, plan or arrangement covering any person that gives rise to the payment of any amount that would not be deductible pursuant to Section 162(m) of the U.S. Tax Code; and

(xxii)	none of the IPL Subsidiaries that are US persons is or has been a party to any “listed transaction” as defined in U.S. Tax Code §6707A(c)(2) and U.S. Treasury Regulations §1.6011-4(b)(2).

(y)	Tax Reserves. IPL has paid or provided adequate accruals in the IPL Financial Statements for Taxes, including income taxes and related future income taxes, in conformity with IFRS.

(z)	Tax Deficiencies. No deficiencies exist or have been asserted with respect to Taxes of IPL or any of its Subsidiaries that would materially adversely affect IPL and its Subsidiaries, taken as a whole.

(aa)

Possession of Intellectual Property. Except as would not reasonably be expected to materially adversely affect IPL and its Subsidiaries, taken as whole: (A) to the knowledge of IPL, IPL and its Subsidiaries collectively own all rights in or have obtained valid and enforceable licenses or other rights to use the patents, patent applications, inventions, copyrights, know how (including trade secrets and other proprietary or confidential information, systems or procedures), trade-marks (both registered and unregistered), service marks, trade names or any other intellectual property (collectively, “Intellectual Property”) necessary to carry on the respective businesses now

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operated (or anticipated to be operated in the case of businesses currently under development) by each of them or for the use of the assets owned, leased, licensed or utilized under similar arrangements (or anticipated to be owned or leased, licensed or utilized under similar arrangements in the case of assets currently under development by or for the benefit of IPL or its Subsidiaries) by IPL and its Subsidiaries in compliance with applicable Laws, free and clear of Encumbrances or other adverse claims or interest of any kind or nature affecting the assets of IPL or any of its Subsidiaries; (B) to the knowledge of IPL, there is no infringement by third parties of any Intellectual Property to be then owned, licensed or commercialized by IPL or any of its Subsidiaries; and (C) neither IPL nor any of its Subsidiaries has received any written notice or claim challenging IPL or its Subsidiaries respecting the validity of, use of or ownership of the processes and technology forming part of the Intellectual Property, and to the knowledge of IPL, there are no facts upon which such a challenge could be made.

(bb)

Books and Records. The financial books, records and accounts of IPL and its Subsidiaries: (A) have been maintained in all material respects in compliance with applicable Laws, and (B) accurately and fairly reflect the material transactions of IPL and its Subsidiaries. The minute books of IPL and its Subsidiaries, which have been made available to Pembina prior to the date hereof, are complete and accurate in all material respects (other than minutes of meetings of the Board and any committee thereof relating to Brookfield, the Existing Bid, the strategic review process initiated on February 18, 2021, and this Agreement and the transactions contemplated hereby and except as disclosed in the IPL Disclosure Letter).

(cc)	Insurance.

(i)

Policies of insurance are in force naming IPL or its applicable Subsidiary as an insured that adequately cover all risks as are customarily covered by participants in the industry in which IPL operates, such insurance policies are set out in the IPL Disclosure Letter and IPL has made available to Pembina prior to the date hereof summaries of such insurance policies. All premiums payable prior to the date hereof under such policies of insurance have been paid.

(ii)

(A) Each of the insurance policies set out in the IPL Disclosure Letter is in full force and effect on the date hereof and IPL will use reasonable commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date; (B) no written notice of cancellation or termination has been received by IPL or any of its Subsidiaries with respect to any such policy; and (C) no such policy shall be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(dd)

Non-Arm’s Length Transactions. Except as disclosed in the IPL Disclosure Letter, there are no current contracts, arrangements or other transactions between IPL or its Subsidiaries, on the one hand, and any: (A) officer or director of IPL or any of its Subsidiaries; (B) insider or other party not at arm’s length to IPL or its Subsidiaries that has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any assets or properties of IPL or its Subsidiaries; or (C) any affiliate or associate of any such officer, director or beneficial owner, on the other hand.

(ee)

Indebtedness to and by Officers, Directors and Others. None of IPL or any of its Subsidiaries is indebted to any of the officers, directors, consultants, or employees of IPL or any of its Subsidiaries or any of their respective associates or affiliates or other parties not at arm’s length to IPL or any of its Subsidiaries, except for amounts due as compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to IPL.

(ff)	Funds Available. IPL has sufficient funds available to pay the amounts that may be payable pursuant to Section 8.3 of this Agreement.

(gg)	Customers and Suppliers.

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(i)

None of IPL or any of its Subsidiaries has received notice of, and there is not, to the knowledge of IPL, any intention on the part of any principal customer to cease doing business with IPL or any of its Subsidiaries or to modify or change in any material manner any existing arrangement with IPL or any of its Subsidiaries for the purchase or supply of any products or services.

(ii)	The relationships of IPL and its Subsidiaries with their principal suppliers and customers are satisfactory, and there are no material unresolved disputes with any such supplier or customer.

(iii)

No contract with any supplier or customer contains terms under which the execution or performance of this Agreement would give the supplier or customer the right to terminate or adversely change the terms of that contract.

(iv)	Since December 31, 2020, there has been no termination or cancellation of, and no modification or change in, the business relationship of IPL or any of its Subsidiaries with any principal customer.

(v)

IPL has no reason to believe that the benefits of any relationship with any of the principal customers or suppliers of IPL or any of its Subsidiaries will not continue after the consummation of the transactions hereunder in substantially the same manner as prior to the date of this Agreement.

(hh)	Environmental.

(i)	None of IPL or any of its Subsidiaries is in violation of any Environmental Laws in any material respect.

(ii)

Each of IPL and its Subsidiaries has all material permits, authorizations and approvals required under any applicable Environmental Laws to operate the respective business of IPL and its Subsidiaries as presently conducted or for the ownership and use of the assets owned by IPL and its Subsidiaries in compliance with all applicable Laws and are in material compliance with their requirements.

(iii)

Except as disclosed in the IPL Disclosure Letter, neither IPL nor its Subsidiaries is aware of, or subject to, any environmental investigation, remediation, reclamation or closure obligation, demand, notice or work order that presently exists with respect to any property, interests and rights of IPL and the Subsidiaries.

(iv)

To IPL’s knowledge, except as disclosed in the IPL Disclosure Letter, there are no material pending administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Encumbrances, orders, directions, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Law against IPL or any of its Subsidiaries, and IPL has reasonably concluded that there are no facts or circumstances which would reasonably be expected to form the basis for any such administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Encumbrances, orders, directions, notices of non-compliance or violation, investigation or proceedings.

(v)

Except as disclosed in the IPL Disclosure Letter, there are no costs or liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) associated with the effect of Environmental Laws on various business, operations and properties of IPL and its Subsidiaries that would be material to IPL and its Subsidiaries, taken as a whole.

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(ii)

Restrictions on Business Activities. Except as disclosed in the IPL Disclosure Letter, there is no non-competition, exclusivity, most favoured nations or other agreement, commitment, understanding, judgement, injunction, order or decree binding upon IPL or its Subsidiaries that has the effect of prohibiting or impairing the activities of IPL or its Subsidiaries or that contains any areas of mutual interest or area of exclusion agreement or provisions precluding, preventing or otherwise constraining IPL or its Subsidiaries or affiliates from conducting business operations within any particular geographical areas, any particular industry or in competition with any third party or which purports to limit the manner or the localities or regions in which all or any portion of the business of IPL or its Subsidiaries is or is reasonably expected to be conducted following completion of the Arrangement, and the execution, delivery and performance of this Agreement and the completion of the Arrangement does not and will not result in the restriction of IPL or any of its Subsidiaries from engaging in their business or from competing with any Person as described above following completion of the Arrangement.

(jj)	Material Contracts.

(i)

Except as disclosed in the IPL Disclosure Letter, IPL has provided Pembina, in the IPL Data Room, with originals or true and complete copies of all contracts, agreements and commitments entered into by IPL or its Subsidiaries, or by which any of them are bound, which could reasonably be considered to be material to IPL or its Subsidiaries (which, for certainty, includes the IPL Note Indenture and the agreements governing the IPL Credit Facilities, the Material HPC Agreements and those contracts referenced in the IPL Disclosure Letter as “Material Contracts”) (“Material Contracts”).

(ii)

Each of the Material Contracts has been duly executed and delivered by IPL or its applicable Subsidiary, is in full force and effect and, to the knowledge of IPL, by the applicable counterparty thereto, is a valid and binding obligation of IPL or its Subsidiaries enforceable against the counterparty in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and by the application of equitable principles when equitable remedies are sought and subject to the fact that rights of indemnity and contribution may be limited by applicable Law.

(iii)

Except as disclosed in the IPL Disclosure Letter, (A) none of IPL or the Subsidiaries is in material breach of or material default under the terms of any Material Contracts; and (B) as of the date hereof, to the knowledge of IPL, no counterparty to any Material Contract is in material breach of or material default under the terms of any such Material Contract and IPL has no knowledge of any event which has occurred which, with notice or lapse of time or both, would constitute such a material default or breach by an applicable counterparty.

(kk)

Terms of Material Contracts. Except as disclosed in the IPL Disclosure Letter, none of the: (A) decision by IPL to enter into the negotiations that gave rise to the transaction contemplated hereby and pursuant to the Arrangement, (B) execution and delivery of this Agreement or, (C) the consummation of the transactions contemplated hereby or pursuant to the Plan of Arrangement, will or has caused:

(i)	any breach of any Material Contract to which IPL or any of its Subsidiaries is or are party or by which any of them are bound;

(ii)	the triggering of any pre-emptive right or right of first refusal under any Material Contract to which IPL or any of its Subsidiaries or affiliates is or are party or by which any of them are bound;

(iii)	the triggering of any change of control provision under any Material Contract to which IPL or any of its Subsidiaries or affiliates is or are party or by which any of them are bound;

(iv)	the termination of or shortening of:

C-D-14

(A)	the term of any Material Contract to which IPL or any of its Subsidiaries or affiliates is or are party or by which any of them are bound; or

(B)	any term contained within any such agreement granting any manner of contractual right to IPL or its Subsidiaries or affiliates;

(v)

any requirement to replace, post or otherwise provide any form of credit assurance under or pursuant to any Material Contract to which IPL or any of its Subsidiaries or affiliates is or are party or by which any of them are bound; or

(vi)

the loss of any right of IPL or its Subsidiaries or affiliates (whether presently vested or vesting or arising in future) to acquire any interest in any property, facility or undertaking (including an incremental interest in any property, facility or undertaking in which IPL or any of its Subsidiaries or affiliates currently has or have an interest).

(ll)

Title. (i) Each of IPL and its Subsidiaries has good and sufficient title to its material personal property and real property interests, including fee simple estate of and in real property, leases, licenses, easements, rights of way and permits from landowners or authorities permitting the use of land or premises by IPL and its Subsidiaries that are necessary to permit the operations of their respective businesses as presently owned and conducted; and (ii) to the knowledge of IPL, there are no defects, failures or impairments in the title of, or adverse claims against the title of, IPL or its Subsidiaries to their assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party.

(mm)

Facilities. To the knowledge of IPL, the material equipment, facilities, buildings, structures, improvements and other appurtenances on or under real property owned, used or being developed by IPL and its Subsidiaries, are in good operating condition and in a good state of maintenance and repair, each has been constructed (to the extent construction has been completed) and operated and maintained in accordance with good industry practice, each is, or will upon completion be, adequate and suitable for the purpose for which it is currently being, or currently contemplated to be, used and in the ordinary course of business, and none thereof, nor the construction, operations or maintenance thereof, violates, in any material way, any restrictive covenant or any applicable Law or encroaches on any property owned by the others.

(nn)

No Encumbrances. Neither IPL nor any of its Subsidiaries has encumbered or alienated their interest in any of their assets or agreed to do so and such assets are free and clear of all Encumbrances except for Permitted Encumbrances and other Encumbrances which are not material to IPL and its Subsidiaries, taken as a whole.

(oo)

Licenses. Each of IPL and its Subsidiaries possesses all such material permits, licenses, approvals, certificates, consents, orders, grants and other authorizations granted by Governmental Entities or other Persons (collectively, “Governmental Licenses”), and each of IPL and its Subsidiaries possesses such Governmental Licenses, in each case issued by Governmental Entities necessary to conduct their respective businesses as presently conducted (including all Governmental Licenses required for the development, construction, commissioning and operation of the HPC Project) or for the ownership and use of the assets owned by IPL and its Subsidiaries in compliance with all applicable Laws, and all such Governmental Licenses are valid and existing and in good standing in all material respects. Each of IPL and its Subsidiaries, as applicable, is in compliance with the terms and conditions of all such Governmental Licenses in all material respects. Except as disclosed in the IPL Disclosure Letter, there is no action, investigation or proceeding pending or, to the knowledge of IPL, threatened regarding any of the Governmental Licenses. Neither IPL nor its Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Governmental Licenses, or of any intention of any Person to revoke or refuse to renew any of such Governmental Licenses, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not materially adversely affect IPL and its Subsidiaries, taken as a whole.

C-D-15

(pp)

Pre-Emptive Rights. There are no outstanding rights of first refusal, rights of first offer, pre-emptive rights of purchase, consents to transfer, recall rights or other pre-emptive rights or similar rights of purchase which entitle any Person to acquire any of the material rights, title, interests, property, licenses or assets of IPL or its Subsidiaries that will be triggered or accelerated by the Arrangement.

(qq)

Long-Term and Derivative Transactions. Except as disclosed in the IPL Financial Statements or in the IPL Disclosure Letter, IPL and its Subsidiaries have no material obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions)).

(rr)

Guarantees and Indemnification. Except as disclosed in the IPL Disclosure Letter and except for guarantees, indemnification or any like commitment in respect of the obligations, liabilities (contingent or otherwise) or indebtedness of any of the Subsidiaries of IPL with respect to credit obligations of IPL or any of its Subsidiaries, industry typical indemnifications, standard indemnity agreements in underwriting and agency agreements and in guarantees and indemnifications the ordinary course provided to service providers or as otherwise disclosed in the IPL Disclosure Letter, none of IPL or any of its Subsidiaries is a party to or bound by any agreement of guarantee or indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or applicable Laws) in respect of the obligations, liabilities (contingent or otherwise) or indebtedness of any other Person.

(ss)	Off-Balance Sheet Arrangements. IPL does not have any off-balance sheet arrangements.

(tt)

Credit Facilities and Other Long-Term Debt. Except as disclosed in the IPL Disclosure Documents, as of the date of this Agreement, neither IPL nor any of its Subsidiaries has any long-term indebtedness or bank indebtedness. As of the date of this Agreement, the IPL Debt does not exceed $6.96 billion. Neither IPL nor any of its Subsidiaries is in default under the IPL Credit Facilities or IPL MTN Notes nor has any event occurred, or state of facts or circumstances arisen, that would cause such a default to occur in the future.

(uu)	HPC Project. Except as set forth in the IPL Disclosure Letter:

(i)

since March 31, 2021 there have been no material changes to the project budget and no material changes to the forecasted expenditures required to complete commissioning and achieve the commercial operations date of each major component of the HPC Project or all aspects of the HPC Project on an aggregate basis, and there have been no material changes to the project schedule with respect to any material milestone or the HPC Project, as a whole, required to complete commissioning and achieve the commercial operations date of each major component of the HPC Project or all aspects of the HPC Project on an aggregate basis, and IPL is not aware of any facts, matters, events or circumstances which could reasonably be expected to result in any such changes;

(ii)

IPL has not received and is not aware of any existing or pending change orders, change proposals, delay notices, force majeure notices or other notices or proposals under or in respect of any of the Material HPC Agreements which would reasonably be expected to materially impact the project budget, forecasted expenditures or project schedule of any major component of the HPC Project or the HPC Project on an aggregate basis;

(iii)

subject to completion of the currently anticipated ramp-up schedule, the HPC Project once commissioned is expected to have aggregate output no less than the nameplate capacity forecasted for the HPC Project as of March 31, 2021 and IPL is not aware of any facts, matters or circumstances which would reasonably be expected to result in the completed

C-D-16

HPC Project not being capable of having aggregate output no less than such forecasted nameplate capacity; and

(iv)

IPL is not aware of any fact, matter, event or circumstance that could reasonably be expected to result in IPL or its applicable Subsidiaries not receiving the maximum rights and benefits available pursuant to the $408 million Alberta Petrochemicals Incentive Program grant, in accordance with the terms and conditions of such program and the relevant agreement or agreements with the Alberta government.

C-D-17

APPENDIX D

INTERIM ORDER

Clerk’s stamp
COURT FILE NUMBER	2101-07490

COURT	COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE	CALGARY

MATTER	IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, RSA 2000, c B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING INTER PIPELINE LTD., PEMBINA PIPELINE CORPORATION AND THE SHAREHOLDERS OF INTER PIPELINE LTD.

APPLICANT	INTER PIPELINE LTD.

RESPONDENT	Not Applicable

DOCUMENT	INTERIM ORDER

ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT

BURNET, DUCKWORTH & PALMER LLP

Suite 2400, 525 – 8th Avenue S.W.

Calgary, Alberta T2P 1G1

Solicitor: Jeffrey E. Sharpe

Telephone: (403) 260-0176

Facsimile: (403) 260-0332

Email: jes@bdplaw.com

File Number:52914-217

DATE ON WHICH ORDER WAS PRONOUNCED:	June 29, 2021

NAME OF JUDGE WHO MADE THIS ORDER:	Justice B.E.C. Romaine

LOCATION OF HEARING:	Calgary, Alberta

INTERIM ORDER

UPON the Originating Application (the “Originating Application”) of Inter Pipeline Ltd. (the “Applicant”);

AND UPON reading the Originating Application, the affidavit of Margaret McKenzie, Chair of the board of directors of the Applicant, sworn June 28, 2021 and the documents referred to therein (the “Affidavit”);

AND UPON being advised that it is the intention of the Applicant and Pembina Pipeline Corporation (“Pembina”) to rely upon Section 3(a)(10) of the United States Securities Act of 1933 (the “1933 Act”) as a basis for an exemption from the registration requirements of the 1933 Act with respect to securities of Pembina issued under the proposed Arrangement based on the Court’s approval of the Arrangement;

AND UPON hearing counsel for the Applicant;

AND UPON hearing counsel for Pembina;

FOR THE PURPOSES OF THIS ORDER:

(a)

the capitalized terms not defined in this Order (the “Order”) shall have the meanings attributed to them in the draft joint information circular and proxy statement (the “Joint Information Circular”) of the Applicant and Pembina, which is attached as Exhibit “A” to the Affidavit; and

(b)

all references to “Arrangement” used herein mean the arrangement as set forth in the Plan of Arrangement attached as Schedule “A” to the arrangement agreement dated May 31, 2021 between the Applicant and Pembina, as amended from time to time (the “Arrangement Agreement”), which Arrangement Agreement has been filed on the Applicant’s SEDAR profile at www.sedar.com and which is attached as Exhibit “B” to the Affidavit; and

(c)	all references to “in person”, “present” or “attend” in respect of the IPL Shareholders’ Meeting shall be read as providing for attendance of such persons through the LUMI virtual meeting platform.

IT IS HEREBY ORDERED THAT:

General

1.	The Applicant shall seek approval of the Arrangement as described in the Joint Information Circular by the IPL Shareholders in the manner set forth below.

The IPL Shareholders’ Meeting

2.

The Applicant shall call and conduct the IPL Shareholders’ Meeting on or about July 29, 2021. At the IPL Shareholders’ Meeting, the IPL Shareholders will consider and vote upon a resolution to approve the Arrangement substantially in the form attached as Appendix A to the Joint Information Circular (the “Arrangement Resolution”), normal course annual meeting matters and such other business as may properly be brought before the IPL Shareholders’ Meeting or any adjournment or postponement thereof, all as more particularly described in the Joint Information Circular.

3.

The quorum at the IPL Shareholders’ Meeting in respect of IPL Shareholders shall be persons present not being less than two (2) in number and holding or representing by proxy not less than twenty-five per cent (25%) of the IPL Common Shares entitled to be voted at the IPL Shareholders’ Meeting.

4.

If within thirty (30) minutes from the time appointed for the IPL Shareholders’ Meeting a quorum is not present, the IPL Shareholders’ Meeting shall be adjourned to such date as may be determined by the Chair of the IPL Shareholders’ Meeting, provided that the date of the adjourned Meeting shall not be less than five (5) and not more than thirty (30) days later. No notice of the adjourned IPL Shareholders’ Meeting shall be required other than by announcement at the time of the adjournment and, if at such adjourned meeting a quorum is not present, the IPL Shareholders present in person or by proxy at the adjourned meeting shall be a quorum for all purposes.

5.	Each IPL Shareholder will be entitled to one (1) vote for each IPL Common Share held.

6.

The record date for IPL Shareholders entitled to receive notice of and vote at the IPL Shareholders’ Meeting, including any adjournments or postponements thereof, shall be June 16, 2021 (the “IPL Record Date”), notwithstanding section 133(2) of the ABCA. Only IPL Shareholders of record as at the close of business on the IPL Record Date are entitled to receive notice of the IPL Shareholders’ Meeting and to vote those IPL Common Shares entitled to vote at the IPL Shareholders’ Meeting; provided that, to the extent that an IPL Shareholder transfers the ownership of any IPL Common Shares after the IPL Record Date and the transferee of those IPL Common Shares establishes ownership of such IPL Common Shares and demands, not later than 10 days before the IPL

Shareholders’ Meeting, to be included in the list of IPL Shareholders eligible to vote at the IPL Shareholders’ Meeting, such transferee will be entitled to vote those IPL Common Shares at the IPL Shareholders’ Meeting.

7.

The IPL Shareholders’ Meeting shall be called, held and conducted in accordance with the applicable provisions of the ABCA, the articles and by-laws of the Applicant in effect at the relevant time, the rulings and directions of the Chair of the IPL Shareholders’ Meeting, this Order and any further Order of this Court. To the extent that there is any inconsistency or discrepancy between this Order and the ABCA or the articles or by-laws of the Applicant, the terms of this Order shall govern.

Conduct of the Meeting

8.

The only persons entitled to attend the IPL Shareholders’ Meeting shall be IPL Shareholders or their authorized proxy holders, the Applicant’s directors and officers and its auditors, the Applicant’s legal counsel and representatives, Pembina’s legal counsel and representatives, the scrutineer of the IPL Shareholders’ Meeting and its representatives and such other persons who may be permitted to attend by the Chair of the IPL Shareholders’ Meeting.

9.	The Chair of the IPL Shareholders’ Meeting shall be the Chair of the Board of the Applicant or failing her, any other executive officer or director of the Applicant at the IPL Shareholders’ Meeting.

10.

The number of votes required to pass the Arrangement Resolution shall be not less than 66 2⁄3% of the votes cast by the IPL Shareholders present in person or represented by proxy at the IPL Shareholders’ Meeting.

11.	To be valid, a proxy must be deposited with Computershare Trust Company of Canada in the manner and within the timeframes described in the Joint Information Circular.

12.

The accidental omission to give notice of the IPL Shareholders’ Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the IPL Shareholders’ Meeting.

13.

The Applicant, if it deems it to be advisable or as otherwise provided for in the Arrangement Agreement, may adjourn or postpone the IPL Shareholders’ Meeting on one or more occasions (whether or not a quorum is present, if applicable) and for such period or periods of time as the Applicant deems advisable, notwithstanding subsection 132(1)(a) of the ABCA, without the necessity of first convening the IPL Shareholders’ Meeting or first obtaining any vote of the IPL Shareholders respecting the adjournment or postponement. Notice of any such adjournment or postponement may be given by press release, newspaper advertisement, internet posting or by such other method as determined to be the most appropriate method of communication by the IPL Board (provided that such authorization shall not derogate from the rights of Pembina pursuant to the Arrangement Agreement). Notwithstanding section 133(2) of the ABCA, the record date for any such adjourned or postponed IPL Shareholders’ Meeting shall be the IPL Record Date. If the IPL Shareholders’ Meeting is adjourned or postponed in accordance with this Order, the references to the IPL Shareholders’ Meeting in this Order shall be deemed to be the IPL Shareholders’ Meeting as adjourned or postponed, as the context allows.

Amendments to the Arrangement

14.

The Applicant and Pembina are authorized to make such amendments, revisions or supplements to the Arrangement as they may together determine necessary or desirable, provided that such amendments, revisions or supplements are made in accordance with and in the manner contemplated by the Arrangement and the Arrangement Agreement. The Arrangement so amended, revised or supplemented shall be deemed to be the Arrangement submitted to the IPL Shareholders’ Meeting and the subject of the Arrangement Resolution, without need to return to this Court to amend this Order.

Amendments to Meeting Materials

15.

The Applicant and Pembina are authorized to make such amendments, revisions or supplements (“Additional Information”) to the Joint Information Circular, the forms of proxy (“Proxies”), notices of the IPL Shareholders’ Meeting and Pembina Shareholders’ Meeting (“Notices of Meeting”), form of letter of transmittal (“Letter of Transmittal”) and notice of Originating Application (“Notice of Originating Application”) as they may determine, and the Applicant and Pembina may disclose such Additional Information, including material changes, by the method and in the time most reasonably practicable in the circumstances as determined by the Applicant and Pembina, as applicable. Without limiting the generality of the foregoing, if any material change or material fact arises between the date of this Order and the date of the IPL Shareholders’ Meeting or the Pembina Shareholders’ Meeting, as applicable, which change or fact, if known prior to mailing of the Joint Information Circular, would have been disclosed in the Joint Information Circular, then:

(a)

the Applicant and/or Pembina will advise the IPL Shareholders and/or Pembina Shareholders, as applicable, of the material change or material fact by disseminating a news release (“News Release”) in accordance with applicable Canadian Securities Laws;

(b)

provided that the News Release describes the applicable material change or material fact in reasonable detail, neither the Applicant nor Pembina shall be required to deliver an amendment to the Joint Information Circular to the IPL Shareholders or Pembina Shareholders, respectively, or otherwise give notice to the IPL Shareholders or Pembina Shareholders, respectively, of the material change or material fact other than dissemination or filing of the News Release as aforesaid; and

(c)

unless determined to be advisable by the Applicant or Pembina, as applicable, neither the Applicant nor Pembina shall be required to adjourn or otherwise postpone the IPL Shareholders’ Meeting or Pembina Shareholders’ Meeting, as applicable, as a result of the disclosure of any Additional Information, including any material change, as contemplated by this paragraph 15.

Solicitation of Proxies

16.

The Applicant is authorized to use the form of proxy enclosed with the Joint Information Circular, subject to its ability to insert relevant information in the final form of such proxy. The Applicant is authorized, at its expense, to solicit proxies, directly and through its directors, officers and employees, and through such agents or representatives, including Kingsdale Advisors, as the Applicant may retain for that purpose, and such solicitation may be by mail, telephone or such other forms of personal and electronic communication as they may determine.

Dissent Rights

17.

The registered IPL Shareholders are, subject to the provisions of this Order and the Arrangement, accorded the right to dissent under Section 191 of the ABCA with respect to the Arrangement Resolution and the right to be paid the fair value of their IPL Common Shares by the Applicant in respect of which such right to dissent was validly exercised.

18.	In order for a registered IPL Shareholder to exercise such right of dissent under subsection 191(5) of the ABCA:

(a)

the Dissenting IPL Shareholder’s written objection to the Arrangement Resolution must be received by the Applicant in care of Burnet, Duckworth & Palmer LLP, Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta T2P 1G1, Attention: Jeffrey E. Sharpe, by 4:00 p.m. (Calgary time) on July 22, 2021 or by 4:00 p.m. (Calgary time) on the fifth last business day immediately preceding the date that any adjournment or postponement of the IPL Shareholders’ Meeting is reconvened or held, as the case may be;

(b)

a vote against the Arrangement Resolution, whether in person or by proxy, or an abstention from voting shall not constitute a written objection to the Arrangement Resolution as required under paragraph 18(a) herein;

(c)	a Dissenting IPL Shareholder shall not have voted his, her or its IPL Common Shares at the IPL Shareholders’ Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

(d)

an IPL Shareholder may not exercise the right of dissent in respect of only a portion of the holder’s IPL Common Shares, but may dissent only with respect to all of the IPL Common Shares held by the IPL Shareholder or on behalf of any one beneficial owner and registered in the Dissenting IPL Shareholder’s name; and

(e)	the exercise of such right of dissent must otherwise comply with the requirements of Section 191 of the ABCA, as modified and supplemented by this Order and the Arrangement.

19.

The fair value of the consideration to which a Dissenting IPL Shareholder is entitled pursuant to the Arrangement shall be determined as of the close of business on the last business day before the day on which the Arrangement Resolution is approved by the IPL Shareholders at the IPL Shareholders’ Meeting and shall be paid to the Dissenting IPL Shareholders by the Applicant as contemplated by the Arrangement and this Order.

20.	Dissenting IPL Shareholders who validly exercise their Dissent Rights, as set out in paragraphs 17 and 18 above, and who:

(a)

are determined to be entitled to be paid the fair value of their IPL Common Shares, shall be deemed to have transferred such IPL Common Shares (free and clear of all any Encumbrances) to the Applicant for cancellation without any further act or formality notwithstanding the provisions of section 191 of the ABCA; or

(b)

are, for any reason is not ultimately entitled to be paid the fair value for their IPL Common Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting IPL Shareholder notwithstanding the provisions of section 191 of the ABCA, but in no event shall the Applicant, Pembina, AmalCo or any other person be required to recognize any Dissenting IPL Shareholder as an IPL Shareholder after the Effective Time, and the names of such holders shall be removed from the register of IPL Shareholders as at the Effective Time.

21.

Subject to further order of this Court, the rights available to the registered IPL Shareholders under the ABCA and the Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient dissent rights for the IPL Shareholders with respect to the Arrangement Resolution.

22.	Notice to the IPL Shareholders of their Dissent Rights and to receive, subject to the provisions of the ABCA, this Order and the Arrangement, the fair value of the consideration to which a Dissenting IPL Shareholder is entitled pursuant to the Arrangement shall be sufficiently given by including information with respect to this right as set forth in the Joint Information Circular which is to be sent to IPL Shareholders in accordance with paragraph 25 of this Order.

Notice

23.

The Joint Information Circular, substantially in the form attached as Exhibit “A” to the Affidavit, with such amendments thereto as counsel to the Applicant may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order or the Arrangement Agreement), and including the Notices of Meeting, the Proxies, the Notice of Originating Application and this Order, together with any other communications or documents determined by the Applicant to be necessary or advisable including the Letter of Transmittal (collectively, the “Meeting Materials”), shall be sent to the IPL Shareholders who hold IPL Common Shares, the directors of the Applicant and the auditors of the Applicant, by any one or more of the following methods:

(a)

in the case of registered IPL Shareholders, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books and records of the Applicant as at the close of business on the IPL Record Date not later than 21 days prior to the IPL Shareholders’ Meeting;

(b)

in the case of Beneficial IPL Shareholders, by providing sufficient copies of the applicable Meeting Materials to intermediaries, in accordance with National Instrument 54 -101 – Communication with Beneficial Owners of Securities of a Reporting Issuer;

(c)

in the case of the directors and auditors of the Applicant, by email, pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the individual directors or firm of auditors, as applicable, not later than 21 days prior to the IPL Shareholders’ Meeting.

24.	Delivery of the Meeting Materials in the manner directed by this Order shall be deemed to be good and sufficient service upon the IPL Shareholders, the directors and auditors of the Applicant of:

(a)	the Originating Application;

(b)	this Order;

(c)	the Notices of Meeting;

(d)	the Joint Information Circular; and

(e)	the Notice of Originating Application.

Final Application

25.

Subject to further order of this Court and provided that the IPL Shareholders have approved the Arrangement in the manner directed by this Court and the directors of the Applicant have not revoked their approval, the Applicant may proceed with an application for a final order of the Court approving the Arrangement (the “Final Order”) on July 30, 2021 at 1:30 p.m. (Calgary time) or so soon thereafter as counsel may be heard. Subject to the Final Order and to the issuance of the proof of filing of the Articles of Arrangement, all IPL Shareholders and all other persons, will be bound by the Arrangement in accordance with its terms.

26.

Any (a) IPL Shareholder or (b) other interested party desiring to support or oppose the Application, may appear at the time of the hearing in person (virtually) or by counsel provided such IPL Shareholder or other interested party files with the Court and serves upon the Applicant on or before 4:00 p.m. (Calgary time) on July 20, 2021, a notice of intention to appear in accordance with the Alberta Rules of Court (the “Notice of Intention to Appear”) setting out such IPL Shareholder’s or interested party’s address for service and, if applicable, indicating whether such IPL Shareholder or interested party intends to support or oppose the Application or make submissions together with a summary of the position such person intends to advocate before the Court and any evidence or materials which are to be presented to the Court. Service of this notice on the Applicant shall be effected by service upon the solicitors for the Applicant, c/o Burnet, Duckworth & Palmer

LLP, Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta T2P 1G1, facsimile: (403) 260- 0332, Attention: Jeffrey E. Sharpe.

27.

In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 26 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

28.	The Applicant is entitled at any time to seek leave to vary this Order upon such terms and the giving of such notice as this Court may direct.

Court Filed Documents

29.

A signed copy of this Order shall be sufficient to provide with the Joint Information Circular and other Meeting Materials, as directed herein, even if it does not yet bear a filing stamp from the Court of Queen’s Bench of Alberta.

(Signed) “The Honorable Justice B.E.C. Romaine”
Justice of the Court of Queen’s Bench of Alberta

APPENDIX E

IPL FAIRNESS OPINIONS

TD Securities TD Securities Inc. 66 Wellington Street West TD Bank Tower, 9th Floor Toronto, Ontario M5K 1A2

May 31, 2021

The Board of Directors of Inter Pipeline Ltd.

215 – 2nd Street S.W.

Suite 3200

Calgary, AB T2P 1M4

To the Board of Directors of Inter Pipeline Ltd.:

TD Securities Inc. (“TD Securities”) understands that Pembina Pipeline Corporation (“Pembina”) and Inter Pipeline Ltd. (“IPL” or the “Company”) propose to enter into an arrangement agreement (the “Arrangement Agreement”), pursuant to which Pembina will acquire all of the issued and outstanding common shares (the “Shares”) of IPL (the “Transaction”) by way of an arrangement under the Business Corporations Act (Alberta). Pursuant to the terms of the Arrangement Agreement, the holders of the Shares (the “Shareholders”) will receive 0.50 Pembina shares for each Share (the “Consideration”). The above description is summary in nature. The specific terms and conditions of the Transaction are set out in the Arrangement Agreement and will be more fully described in the notice of special meeting of shareholders and management information circular (the “Transaction Circular”), which is to be mailed to the Shareholders in connection with the Transaction.

ENGAGEMENT OF TD SECURITIES

TD Securities was engaged by the Company pursuant to an engagement agreement dated December 15, 2020 (the “Engagement Agreement”) to act as financial advisor in connection with, among other things, the Transaction. Pursuant to the Engagement Agreement, the Company has requested TD Securities prepare and deliver to the Board of Directors its opinion (the “Opinion”) as to the fairness to the IPL Shareholders, from a financial point of view, of the Consideration to be received by such IPL Shareholders pursuant to the Transaction. TD Securities has not prepared a formal valuation of IPL or any of its securities or assets and the Opinion should not be construed as such.

The terms of the Engagement Agreement provide that TD Securities will receive a fee for its services, a portion of which is payable on delivery of this Opinion and a substantial portion of which is contingent on a change of control of the Company or certain other events, including the completion of the Transaction, and will be reimbursed for its reasonable expenses. Furthermore, IPL has agreed to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, suits, proceedings, investigations, damages and liabilities which may arise directly or indirectly from services performed by TD Securities in connection with the Engagement Agreement.

On May 31, 2021, TD Securities orally delivered the Opinion to the Board of Directors of IPL based upon and subject to the scope of review, assumptions and limitations and other matters described herein and contemplated by the Engagement Agreement. Subject to the terms of the Engagement Agreement, TD Securities consents to the inclusion of the Opinion, in its entirety, in the Transaction Circular, along with a summary thereof, in a form acceptable to TD Securities, and to the filing thereof by IPL with the applicable Canadian securities regulatory authorities.

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TD Securities

CREDENTIALS OF TD SECURITIES

TD Securities is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. TD Securities also has significant international operations. TD Securities has been a financial advisor in a large number of transactions involving public and private companies in various industry sectors and has extensive experience in preparing valuations and fairness opinions.

The Opinion represents the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

RELATIONSHIP WITH INTERESTED PARTIES

Neither TD Securities nor any of its affiliated entities is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) (the “Securities Act”)) of IPL or Pembina (collectively, the “Interested Parties”). Neither TD Securities nor any of its affiliates is an advisor to any of the Interested Parties with respect to the Transaction other than to IPL pursuant to the Engagement Agreement.

During the 24 months preceding the date on which TD Securities was first contacted with respect to the engagement of TD Securities by IPL, TD Securities and its affiliates have provided ordinary course advisory or investment banking services to IPL and Pembina, including acting as: (i) joint bookrunner to IPL on its issuance of $700 million of 6.625% fixed-to-floating rate subordinated notes due November 19, 2079 and $750 million of 6.875% fixed-to-floating rate subordinated notes due March 26, 2079 on November 19, 2019 and March 26, 2019, respectively; and (ii) bookrunner to IPL on its issuance of $700 million of 4.232% fixed rate senior unsecured medium term notes due June 1, 2027 on June 1, 2020. During the 24-month period, TD Securities acted in the following capacities for Pembina: (i) joint bookrunner to Pembina’s issuances of $250 million principal amount issued through a re-opening of Pembina’s 4.02% medium-term notes due March 27, 2028, $500 million principal amount issued through a re-opening of Pembina’s 4.75% medium-term notes due March 26, 2048 and $250 million principal amount issued through re-opening Pembina’s 3.62% medium-term notes due April 3, 2029 for aggregate gross proceeds of $1.07 billion; (ii) joint bookrunner for Pembina’s issuance of $600 million of 4.80% fixed-to-fixed rate subordinate notes due January 25, 2081; and (iii) joint bookrunner on two tranches consisting of $400 million in senior unsecured medium-term notes with a fixed coupon of 4.67% due May 28, 2050 and $100 million principal amount issued through a re-opening of the Pembina’s 3.71% medium-term notes due August 11, 2026; and (iv) financial advisor to Pembina on its acquisition of Kinder Morgan Canada and the Cochin Pipeline for approximately $4.35 billion in August 2019. The Toronto-Dominion Bank (“TD Bank”), the parent company of TD Securities, directly or through one or more affiliates, provides banking services and other financing services to entities related to IPL and Pembina in the normal course of business.

TD Securities and its affiliates act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party, and, from time to time, may have executed or may execute transactions on behalf of any Interested Party or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Transaction, IPL, Pembina or any other Interested Party.

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TD Securities

The fees paid to TD Securities in connection with the foregoing activities, together with the fees payable to TD Securities pursuant to the Engagement Agreement, are not financially material to TD Securities. No understandings or agreements exist between TD Securities and any Interested Party with respect to future financial advisory or investment banking business, other than those that may arise as a result of the Engagement Agreement. TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for IPL, Pembina or any other Interested Party. TD Bank may provide or continue to provide in the future, in the ordinary course of business, banking services including loans to IPL, Pembina or any other Interested Party.

SCOPE OF REVIEW

In connection with the Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1.

the take-over bid circular of Bison Acquisition Corp. (“Brookfield”), a corporation established by a private fund managed by Brookfield Asset Management, dated February 22, 2021 relating to the offer by Brookfield to acquire all of the issued and outstanding Shares by way of take-over bid (the “Brookfield Offer”);

2.	the director’s circular of IPL dated March 8, 2021 relating to Brookfield Offer;

3.	audited annual financial statements of IPL and management’s discussion and analysis related thereto for the years ended December 31, 2018, 2019, and 2020;

4.	interim financial reports and operational information of IPL for the three months ended March 31, June 30, September 30, 2020 and March 31, 2021;

5.	due diligence materials and presentations provided by IPL to TD Securities covering technical aspects of IPL’s assets;

6.	budgets, forecasts, projections, and estimates provided to TD Securities by management of IPL;

7.	discussions with management of IPL relating to IPL’s current business, plans, financial condition and prospects;

8.	written responses provided by IPL management in response to due diligence question lists submitted by TD Securities;

9.	various public information and research publications prepared by equity research analysts regarding IPL;

10.	various research publications prepared by equity research analysts regarding selected public companies considered relevant;

11.	public information relating to the business, operations, financial performance, and stock trading history of other selected public companies considered relevant;

12.	public information with respect to certain other transactions of a comparable nature considered relevant;

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13.	audited annual financial statements of Pembina and management’s discussion and analysis related thereto for the years ended December 31, 2018, 2019, and 2020;

14.	interim financial reports and operational information of Pembina for the three months ended March 31, June 30, September 30, 2020 and March 31, 2021;

15.	budgets, forecasts, projections, and estimates provided to TD Securities by management of Pembina;

16.	discussions with senior management of IPL and Pembina with respect to the information referred to above and other issues considered relevant;

17.	discussion with members of the special committee and Board of Directors of IPL;

18.	representations contained in a certificate dated May 31, 2021 from senior officers of IPL (the “IPL Certificate”);

19.	representations contained in a certificate dated May 31, 2021 from senior officers of Pembina (the “Pembina Certificate” and, together with the IPL Certificate, the “Certificates”);

20.	a draft of the Arrangement Agreement dated May 31, 2021;

21.	drafts of the voting support agreements dated May 25, 2021 to be entered into by senior officers of IPL and Pembina;

22.

discussions with Burnet, Duckworth & Palmer LLP and Dentons Canada LLP, legal counsels to the Company and to the special committee, with respect to various legal matters relating to the Company, the Transaction and other matters considered relevant; and

23.	such other corporate, industry, and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

TD Securities has not, to the best of its knowledge, been denied access by IPL to any information requested by TD Securities. TD Securities did not meet with the auditors of IPL or Pembina and has assumed the accuracy, completeness and fair presentation of, and has relied upon, without independent verification, the financial statements of IPL and Pembina and any reports of the auditors thereon.

PRIOR VALUATIONS

Senior officers of IPL, on behalf of IPL and not in their personal capacities, have represented to TD Securities that, among other things, there have been no independent valuations or appraisals or material non-independent valuations or appraisals relating to IPL, any of its subsidiaries or any of their respective material assets or liabilities that have been prepared within the two years preceding the date hereof that have not been provided to TD Securities.

ASSUMPTIONS AND LIMITATIONS

With IPL’s acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy, completeness and fair presentation in all material respects of all financial and other data and information, provided to it by or on behalf of IPL, Pembina or their respective

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TD Securities

representatives, in respect of IPL or Pembina, as the case may be, and/or their respective affiliates, or otherwise obtained by TD Securities, including the Certificates identified above (as applicable, the “IPL Information” or the “Pembina Information”, and collectively, the “Information”). The Opinion is conditional upon such accuracy, completeness and fair presentation in all material respects of the Information. Subject to the exercise of professional judgment, and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy, completeness or fair presentation of any of the Information.

With respect to the budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty. TD Securities has assumed, however, that such budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses were prepared using the assumptions identified therein which TD Securities has been advised by IPL and Pembina, as the case may be, are (or were at the time of preparation and continue to be) reasonable in the circumstances. TD Securities expresses no independent view as to the reasonableness of such budgets, forecasts, projections and estimates or the assumptions on which they are based.

Senior officers of IPL have certified and represented to TD Securities in the IPL Certificate, among other things, to the effect that: (a) with the exception of forecasts, projections or estimates, the IPL Information was, at the date of preparation, true, complete and accurate and did not contain any untrue statement of a material fact and did not omit to state a material fact necessary to make the IPL Information not misleading in the light of circumstances in which it was presented; (b) with respect to the IPL Information identified in (a), there have been no changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to TD Securities or updated by more current information publicly filed by the Company on SEDAR, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company that has not been disclosed by the Company to TD Securities or publicly disclosed by the Company on SEDAR, and there has been no change in the IPL Information or any part thereof that would have, or that could reasonably be expected to have, a material effect on the Opinion; and (c) any portions of the IPL Information provided to TD Securities (or filed by the Company on SEDAR) which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of the Company, are (or were at the time of preparation) reasonable in the circumstances and, subject to any updates thereto provided to TD Securities or filed by the Company on SEDAR, reflect the best currently available estimates and good faith judgments by management of the Company of the future competitive, operating and regulatory environments and related financial performance of the Company.

Senior officers of Pembina have certified and represented to TD Securities in the Pembina Certificate, among other things, to the effect that to their best knowledge, information and belief after due inquiry: (a) with the exception of forecasts, projections or estimates, the Pembina Information was, at the date of preparation, true, complete and accurate and did not contain any untrue statement of a material fact and did not omit to state a material fact necessary to make the Pembina Information not misleading in the light of circumstances in which it was presented; (b) with respect to the Pembina Information identified in (a), there have been no changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to TD Securities or updated by more current information publicly filed by Pembina on SEDAR, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Pembina and there has been no change in the Pembina Information or any part thereof that would have, or that would reasonably be expected to have, a material effect on the Opinion; and (c) any portions of the Pembina Information provided to TD Securities (or filed by Pembina on SEDAR) which constitute forecasts, projections or

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estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Pembina, are (or were at the time of preparation and continue to be) reasonable in the circumstances.

In preparing the Opinion, TD Securities has made a number of assumptions, including that all final or executed versions of agreements and documents will conform in all material respects to the drafts provided to TD Securities, that all conditions precedent to the consummation of the Transaction can and will be satisfied, that all approvals, authorizations, consents, permissions, exemptions or orders of relevant regulatory authorities, courts of law, or third parties required in respect of or in connection with the Transaction will be obtained in a timely manner, in each case without adverse condition, qualification, modification or waiver, that all steps or procedures being followed to implement the Transaction are valid and effective and comply in all material respects with all applicable laws and regulatory requirements, that all required documents have been or will be distributed to Shareholders in accordance with applicable laws and regulatory requirements, and that the disclosure in such documents is or will be complete and accurate in all material respects and such disclosure complies or will comply in all material respects with the requirements of all applicable laws and regulatory requirements. In its analysis in connection with the preparation of the Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of TD Securities, IPL, Pembina and their respective subsidiaries and affiliates or any other party involved in the Transaction. Among other things, TD Securities has assumed the accuracy, completeness and fair presentation of and has relied upon the financial statements forming part of the Information. The Opinion is conditional on all such assumptions being correct.

The Opinion has been provided for the exclusive use of the Board of Directors of IPL in connection with the Transaction. The Opinion may not be used or relied upon by any other person or for any other purpose without the express prior written consent of TD Securities. The Opinion does not address the relative merits of the Transaction as compared to other transactions or business strategies that might be available to IPL, nor does it address the underlying business decision to implement the Transaction or any other term or aspect of the Transaction or any other agreements entered into or amended in connection with the Transaction. In considering fairness, from a financial point of view, TD Securities considered the Transaction from the perspective of IPL generally and did not consider the specific circumstances of IPL Shareholders or any particular IPL Shareholder, including with regard to income tax considerations.

This Opinion does not constitute a recommendation as to how any Shareholder should vote or act in any matter relating to the Transaction or a recommendation to the Board of Directors of IPL to enter into the Arrangement Agreement, nor should it be construed as advice to the price at which the securities of the Company and Pembina may trade at any time.

The Opinion is rendered as of May 31, 2021 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of IPL, Pembina and their respective its affiliates as they were reflected in the Information provided to TD Securities. Any changes therein may affect the Opinion and, although TD Securities reserves the right to change, withdraw or supplement the Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to change, withdraw or supplement the Opinion after such date. TD Securities is not an expert on, and did not provide advice to the Board of Directors of IPL regarding, legal, accounting, regulatory or tax matters. The Opinion may not be summarized, published, reproduced, disseminated, quoted from or referred to without the express written consent of TD Securities.

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TD Securities

The preparation of a fairness opinion, such as the Opinion, is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the Opinion. Accordingly, the Opinion should be read in its entirety.

CONCLUSION

Based upon and subject to the foregoing and such other matters that TD Securities considered relevant, TD Securities is of the opinion that, as of May 31, 2021, the Consideration to be received by IPL Shareholders pursuant to the Transaction is fair, from a financial point of view, to such IPL Shareholders.

Yours very truly,

TD SECURITIES INC.

® The TD logo and other trade-marks are the property of The Toronto-Dominion Bank.

May 31, 2021

The Board of Directors

Inter Pipeline Ltd.

215 – 2nd Street S.W., Suite 3200

Calgary AB T2P 1M4

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common shares (the “Company Common Shares”) in the capital of Inter Pipeline Ltd. (the “Company”) of the Exchange Ratio (as defined below) in the proposed acquisition of the Company (the “Transaction”) by Pembina Pipeline Corporation (the “Acquiror”). Pursuant to an arrangement agreement (the “Agreement”) to be entered into between the Company and the Acquiror, the Acquiror will acquire directly, or indirectly through a wholly-owned subsidiary, all of the issued and outstanding Company Common Shares, and each holder of Company Common Shares (other than those Company Common Shares in respect of which the holder thereof has validly exercised dissent rights) will receive, for each Company Common Share, 0.500 of a common share (the “Exchange Ratio”) in the capital of the Acquiror (the “Acquiror Common Shares”), all pursuant to a plan of arrangement under the Business Corporations Act (Alberta).

We were engaged by the Company effective as of February 18, 2021 to act as the financial advisor to a transaction committee (the “Committee”) composed of independent members of the board of directors of the Company (the “Board”) with respect to the Transaction. The Committee has requested that we deliver our opinion to the Board.

We and our affiliates comprise a full service securities firm and a commercial bank engaged in securities trading and brokerage activities, as well as providing investment banking, asset management, financing, and financial advisory services and other commercial and investment banking products and services to a wide range of corporations and individuals.

In connection with preparing our opinion, we have: (i) reviewed a draft dated May 31, 2021 of the Agreement, including the plan of arrangement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Shares and the Acquiror Common

Shares and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of the Company and the Acquiror relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry. We also considered the Company’s discussions with certain third parties regarding a potential strategic investment in, or acquisition of all or a part of, the Company.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any federal, provincial or state laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company and the Committee with respect to such issues. We have further assumed that all material governmental, regulatory or other consents, orders and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Common Shares of the Exchange Ratio in the Transaction and we express no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other stakeholders of the Company or as to the underlying decision by the Company or the Board to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio applicable to the holders of the Company Common Shares in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Shares or the Acquiror Common Shares will trade at any future time, or as to the relative merits of the Transaction as compared to other transactions or business strategies that might be available to the Company.

In our role as financial advisor with respect to the proposed Transaction, we will receive a fee from the Company for rendering this opinion. We will also receive certain fees for our advisory services, a substantial portion of which are contingent upon the completion of the Transaction or any alternative transaction. In addition, the Company has agreed to reimburse us for our reasonable costs and expenses and to indemnify us for certain liabilities arising out of our engagement.

During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company for which we and such of our affiliates have received customary compensation. Such services during such period have included acting as financial advisor to the Company in March 2021. During the two years preceding the date of this letter, neither we nor our affiliates have had any material financial advisory or other material commercial or investment banking relationships with the Acquiror. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common shares of each of the Company and the Acquiror.

In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company and the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments. Specifically, we and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company and the Acquiror and, from time to time, may have executed or may execute transactions on behalf of one or more of the foregoing for which we or such affiliates received or may receive compensation. Further, we and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to the Company and the Acquiror and may provide banking or other financial services to one or more of the foregoing in the ordinary course of business.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the holders of the Company Common Shares.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities Canada Inc. This letter is provided solely to the Board (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction and may not be used or relied upon by any other person. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information circular mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES CANADA INC.

V607855

APPENDIX F

PEMBINA FAIRNESS OPINION

Scotia Capital Inc.
Global Banking and Markets
Scotia Plaza 40 King Street West 62nd Floor
Toronto, ON, M5W 2X6
Canada

May 31, 2021

The Board of Directors

Pembina Pipeline Corporation

4000, 585 - 8th Avenue S.W.

Calgary, Alberta T2P 1G1

To the Board of Directors:

Scotia Capital Inc. (“Scotia Capital”, “we”, “us” or “our”) understands that Pembina Pipeline Corporation (the “Company”) and Inter Pipeline Ltd. (“Inter Pipeline”) propose to enter into an agreement to be dated May 31, 2021 (the “Arrangement Agreement”) pursuant to which, among other things, the Company will acquire all of the outstanding common shares of Inter Pipeline for consideration (the “Consideration”) of 0.5 of a common share of the Company for each common share of Inter Pipeline. We understand that the transaction is proposed to be effected by way of an arrangement (the “Arrangement”) under the Business Corporations Act (Alberta). The terms and conditions of the Arrangement Agreement will be more fully described in a joint management information circular (the “Circular”) which will be prepared by Inter Pipeline and the Company and mailed to the holders of Inter Pipeline common shares and holders of common shares of the Company (each, a “Shareholder”) in connection with the Arrangement.

We have been retained to provide financial advice and assistance to the board of directors of the Company (the “Board of Directors”) in evaluating the Arrangement, including providing our opinion (the “Opinion”) to the Board of Directors as to the fairness to the Company, from a financial point of view, of the Consideration to be paid by the Company pursuant to the Arrangement.

Engagement of Scotia Capital

The Company initially contacted Scotia Capital regarding a potential advisory assignment in connection with the Arrangement on May 18, 2021 and an engagement letter (the “Engagement Letter”) was entered into as of the same date. Under the terms of the Engagement Letter, the Company has agreed to pay Scotia Capital a fee for its services as financial advisor, including a fee for rendering the Opinion. A portion of the fees that Scotia Capital will receive for its advisory services is contingent upon the completion of the Arrangement. The fees payable for delivery of the Opinion are not contingent on the completion of the Arrangement. In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

Subject to the terms of the Engagement Letter, Scotia Capital consents to the inclusion of the Opinion in its entirety and a summary thereof in the Circular and to the filing of the Opinion by the Company, as necessary, with the applicable securities commissions, stock exchanges and other similar regulatory authorities in Canada and the United States.

Credentials of Scotia Capital

Scotia Capital represents the global corporate and investment banking and capital markets business of Scotiabank Group (“Scotiabank”), one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

The Opinion expressed herein represents the opinion of Scotia Capital. The form and content of the Opinion have been approved for release by a committee of professionals of Scotia Capital, each of whom is experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Relationships of Scotia Capital

Neither Scotia Capital nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, Inter Pipeline or any of their respective associates or affiliates (collectively, the “Interested Parties”). Neither Scotia Capital nor any of its affiliates has been engaged to provide any financial advisory services, nor has Scotia Capital or any of its affiliates participated in any financing, involving the Interested Parties within the past two years, other than pursuant to the Engagement Letter and as described herein. In the past two years, Scotia Capital and affiliates of Scotia Capital have been engaged in the following capacities for the Interested Parties: (i) acted as administrative agent, lead arranger and bookrunner on the Company’s $2.5 billion syndicated credit facility; (ii) acted as joint lead agent and joint bookrunner on the Company’s $600 million subordinated hybrid notes; (iii) acted as co-manager, joint lead agent and/or joint bookrunner on issues of medium term notes of the Company aggregating $3 billion; (iv) acted as joint lead arranger and joint bookrunner on the Company’s $800 million unsecured revolving credit facility (since repaid/cancelled); (v) acted as mandated lead arranger and bookrunner on Canada Kuwait Petrochemical Corporation’s (a 50% owned joint venture of the Company) US$1.7 billion term loan and US$150 million revolving credit facility (since cancelled); (vi) acted as co-manager on Inter Pipeline’s $700 million issue of medium term notes; (vii) acted as co-document manager on Inter Pipeline’s $1 billion unsecured revolving credit facility; (viii) acted as co-manager on Inter Pipeline’s $700 million issue of hybrid notes; and (ix) providing financial advisory or investment banking services to the Company on ongoing matters. Other than with respect to the foregoing, there are no understandings, agreements or commitments between Scotia Capital and the Interested Parties with respect to any future business dealings. Scotia Capital may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Interested Parties. In addition, The Bank of Nova Scotia (“BNS”), of which Scotia Capital is a wholly-owned subsidiary, or one or more affiliates of BNS, may provide banking, investment banking or other financial advisory services to one or more of the Interested Parties in the ordinary course of business.

Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it may have had and may have positions in the securities of the Interested Parties from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties, or with respect to the Arrangement.

Scope of Review

In preparing the Opinion, we have reviewed, considered and relied upon, among other things, the following:

1.	the draft of the Arrangement Agreement dated May 31, 2021 presented to the Board of Directors for approval on May [31], 2021;

2.	audited annual financial statements of the Company and Inter Pipeline and management’s discussion and analysis related thereto for the fiscal years ended December 31, 2019 and 2020;

3.	unaudited interim financial statements of the Company and Inter Pipeline and management’s discussion and analysis related thereto for the three month period ended March 31, 2021;

4.	the management information circulars of the Company dated March 19, 2020 and March 19, 2021 for the meetings held on May 8, 2020 and May 7, 2021, respectively;

5.	the management information circulars of Inter Pipeline dated March 18, 2019 and March 16, 2020 for the meetings held on May 9, 2019 and May 7, 2020, respectively;

6.	annual information forms of the Company for the fiscal years ended December 31, 2018, 2019 and 2020;

7.	annual information forms of Inter Pipeline for the fiscal years ended December 31, 2018, 2019 and 2020;

8.	internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company and Inter Pipeline;

9.	internal financial, operating and corporate information or reports of the Company and Inter Pipeline;

10.	discussions with senior management of the Company and Inter Pipeline;

11.	discussions with the Company’s legal counsel;

12.

public information relating to the business, operations, financial performance and stock trading history of the Company, Inter Pipeline and other selected public companies considered by us to be relevant;

13.	public information with respect to other transactions of a comparable nature considered by us to be relevant;

14.	historical commodity prices and the impact of various commodity pricing assumptions on the business, prospects and financial forecasts of the Company and Inter Pipeline;

15.	reports published by equity research analysts and industry sources we considered to be relevant;

16.	historical market prices and trading activity for the common shares of the Company and Inter Pipeline;

17.

representations contained in a certificate addressed to Scotia Capital, dated as of the date hereof, and signed by senior officers of the Company as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based; and

18.	such other corporate, industry and financial market information, investigations and analyses as Scotia Capital, in its professional judgment, considered necessary or appropriate in the circumstances.

Scotia Capital has not, to the best of its knowledge, been denied access by the Company to any information requested by Scotia Capital.

Prior Valuations

Certain senior officers of the Company have represented to Scotia Capital that, to the best of their knowledge, there have been no prior valuations (as that term is defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) of the Company, its securities or its material assets, made in the preceding 24 months and in the possession or control or knowledge of the Company, which have not been provided to Scotia Capital.

Assumptions and Limitations

The Opinion is subject to the assumptions, qualifications and limitations set forth below.

With your permission and as provided in the Engagement Letter, we have relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, documents, opinions, appraisals, valuations and representations obtained by us from public sources, or that was provided to us, by the Company, and its associates and affiliates and advisors (collectively, the “Information”). The Opinion is conditional upon the completeness, accuracy and fair presentation of the Information. Subject to the exercise of our professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

We are not legal, regulatory, accounting or tax experts and have relied on the assessments made by the Company, Inter Pipeline and their respective professional advisors with respect to, and we express no opinion as to, such matters. We have assumed the accuracy and fair presentation of, and relied upon the Company’s and Inter Pipeline’s interim unaudited financial statements and audited financial statements and the reports of the auditors thereon. We have assumed that forecasts, projections, estimates and budgets provided to us and used in the analysis supporting the Opinion, were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company or Inter Pipeline, as applicable, as to the matters covered thereby.

Senior officers of the Company have represented to Scotia Capital in a certificate delivered as at the date hereof, among other things, that (a) the Company has no information or knowledge of any facts not publicly available or otherwise not specifically contained in the Information provided to Scotia Capital relating to the Company or any of its subsidiaries which could reasonably be expected to affect the Opinion in any material respect; (b) with the exception of budgets, forecasts, projections or estimates referred to in (d), below, the Information provided to Scotia Capital by or on behalf of the Company in respect of the Company and its subsidiaries, in connection with the Opinion was as of the date of such certificate or, in the case of historical information or data, was, at the date of preparation, true and accurate in all material respects, and no additional material, data or information would be required to make the Information not misleading in light of circumstances in which it was provided; (c) to the extent that any of the Information identified in (b), above, is historical, there have been no material changes to, or new material facts in, the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company since the respective dates thereof which could reasonably be expected to affect the Opinion in any material respect and which have not been disclosed to Scotia Capital or updated by more current Information that has been disclosed; and (d) any portions of the Information provided to Scotia Capital which constitute budgets, forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of management of the Company, were at the time of preparation reasonable in the circumstances and are not, in the reasonable opinion of management of the Company, misleading in any material respect.

In preparing the Opinion, Scotia Capital made several assumptions, including that the final executed version of the Arrangement Agreement will be substantially identical to the draft thereof referred to above under “Scope of Review” and that the Arrangement will be consummated in accordance with the terms set forth in the Arrangement Agreement without any waiver or amendment of any terms or conditions. In addition, we have assumed that the conditions precedent to the completion of the Arrangement can be satisfied in due course, all consents, permissions, exemptions or orders of relevant third parties or regulatory authorities will be obtained without adverse condition or qualification, and the procedures being followed to implement the Arrangement are valid and effective.

The Opinion is rendered on the basis of the securities markets and economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company, Inter Pipeline and any of their respective subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to Scotia Capital in discussions with management of the Company and its representatives. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Scotia Capital or any party involved in the Arrangement.

The Opinion has been provided for the sole use and benefit of the Board of Directors in connection with, and for the purpose of, its consideration of the Arrangement and may not be used or relied upon by any other person or for any other purpose. Our opinion is not intended to be, and does not constitute, a recommendation to the Board of Directors as to whether it should approve the Arrangement or to any Shareholder as to how such Shareholder should vote or act with respect to the Arrangement or its shares of the Company. The Opinion does not address in any manner the prices at which the Company’s or Inter Pipeline’s securities will trade at any time. The Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to the Company or the Company’s underlying business decision to effect the Arrangement. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms (other than the Consideration) of the Arrangement Agreement or the Arrangement.

Except for the inclusion of the Opinion in its entirety and a summary thereof in a form acceptable to us as in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent. We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company, Inter Pipeline or any of their respective affiliates, and the Opinion should not be construed as such. The Opinion is given as of the date hereof, and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

Approach to Fairness

In support of the Opinion, Scotia Capital has performed certain value analyses on the Company and Inter Pipeline based on the methodologies and assumptions that Scotia Capital considered appropriate in the circumstances for the purposes of providing the Opinion. Scotia Capital believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Conclusion

Based upon and subject to the foregoing, Scotia Capital is of the opinion that, as of the date hereof, the Consideration to be paid by the Company pursuant to the Arrangement is fair from a financial point of view to the Company.

Yours very truly,

SCOTIA CAPITAL INC.

APPENDIX G

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF PEMBINA PIPELINE CORPORATION

(attached)

PRO FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

As at March 31, 2021

	Historical		Presentation Adjustments	Pro Forma		Pembina Consolidated

($ millions)	Pembina	IPL	(Note 3)	Adjustments	Note 4	Pro Forma
Assets
Current assets
Cash and cash equivalents	45	37	—	—		82
Trade receivables and other	773	337	58	(9)	b(iii)	1,159
Inventory	184	33	—	—		217
Derivative financial instruments	20	—	—	—		20
Prepaid expenses and other assets	—	58	(58)	—		—
Assets of the Empress divestiture group held for sale	—	173	—	—		173
	1,022	638	—	(9)		1,651
Non-current assets
Property, plant and equipment	18,534	12,063	—	(203)	b(ii)	30,394
Intangible assets and goodwill	6,307	423	—	4,279	a,b(i)	11,009
Investments in equity accounted investees	4,323	—	—	—		4,323
Right-of-use assets	634	108	—	—		742
Finance lease receivable	136	—	—	—		136
Deferred tax assets	313	—	—	—		313
Advances to related parties and other assets	55	—	—	—		55
	30,302	12,594	—	4,076		46,972
Total assets	31,324	13,232	—	4,067		48,623
Liabilities and equity
Current liabilities
Trade payables and other	762	517	—	72	b(iii),b(iv)	1,351
Loans and borrowings	400	—	1,292	—		1,692
Dividends payable	115	17	—	—		132
Lease liabilities	97	15	—	—		112
Contract liabilities	69	—	—	—		69
Taxes payable	—	3	—	—		3
Derivative financial instruments	78	5	—	—		83
Short-term debt and current portion of long-term debt	—	1,292	(1,292)	—		—
Liabilities of the Empress divestiture group held for sale	—	47	—	—		47
	1,521	1,896	—	72		3,489
Non-current liabilities
Loans and borrowings	10,120	5,585	(1,438)	253	b(i),b(iv)	14,520
Subordinated hybrid notes	594	—	1,438	84	b(i)	2,116
Lease liabilities	642	122	—	—		764
Decommissioning provision	361	331	—	(203)	b(ii)	489
Contract liabilities	226	—	12	—		238
Long-term deferred revenue and other liabilities	—	34	(34)	—		—
Deferred tax liabilities	2,964	1,007	—	(98)	b(v)	3,873
Other liabilities	163	—	22	—		185
	15,070	7,079	—	36		22,185
Total liabilities	16,591	8,975	—	108		25,674
Equity
Attributable to shareholders	14,673	4,289	(32)	3,989	b(i),b(vi)	22,889
Total reserves	—	(32)	32	—		—
Attributable to non-controlling interest	60	—	—	—		60
Total equity	14,733	4,257	—	3,959		22,949
Total liabilities and equity	31,324	13,232	—	4,067		48,623

  See accompanying Notes to the Pro Forma Consolidated Financial Statements (unaudited).

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS (unaudited)

For the three months ended March 31, 2021

	Historical		Presentation Adjustments	Pro Forma		Pembina Consolidated

($ millions, except per share amounts)	Pembina	IPL	(Note 3)	Adjustments	Note 4	Pro Forma

Revenue	2,045	697	—	(1)	c(ii)	2,741
Cost of sales	1,393	351	66	(2)	c(ii),c(iii)	1,808
Depreciation and amortization	—	70	(70)	—		—
Loss on commodity-related derivative financial instruments	93	20	—	—		113
Share of profit from equity accounted investees	71	—	—	—		71

Gross profit	630	256	4	1		891
General and administrative	87	53	8	—		148
Other expense	4	—	(4)	—		—
Impairment expense	12	—	—	—		12

Results from operating activities	527	203	—	1		731
Net finance costs	104	37	—	(13)	c(i),c(iv),c(v)	128

Earnings before income tax	423	166	—	14		603
Current tax expense	58	4	—	—	c(vi)	62
Deferred tax expense	45	34	—	3	c(vi)	82
Income tax expense	103	38	—	3		144

Earnings	320	128	—	11		459
Earnings per common share – basic (dollars)	0.51	0.30				0.55
Earnings per common share – diluted (dollars)	0.51	0.30				0.55

  See accompanying Notes to the Pro Forma Consolidated Financial Statements (unaudited).

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS (LOSS) (unaudited)

For the year ended December 31, 2020

	Historical		Presentation Adjustments	Pro Forma		Pembina Consolidated

($ millions, except per share amounts)	Pembina	IPL	(Note 3)	Adjustments	Note 4	Pro Forma

Revenue	6,202	2,400	—	(7)	c(ii)	8,595
Cost of sales	4,132	677	880	(10)	c(ii),c(iii)	5,679
Operating expenses	—	568	(568)	—		—
Depreciation and amortization	—	360	(360)	—		—
Loss on commodity-related derivative financial instruments	30	—	—	—		30
Share of profit from equity accounted investees - operations	282	—	—	—		282
Impairment in share of profit from equity accounted investees	(314)	—	—	—		(314)

Gross profit	2,008	795	48	3		2,854
General and administrative	246	187	5	—		438
Other income	(18)	—	(55)	—		(73)
Impairment expense	1,776	—	30	—		1,806
Gain on sale of European divestiture group	—	(78)	78	—		—
Loss on disposal of assets	—	24	(24)	—		—

Results from operating activities	4	662	14	3		683
Net finance costs	420	190	14	(46)	c(i),c(iv),c(v)	578

Earnings (loss) before income tax	(416)	472	—	49		105
Current tax expense	240	7	—	(1)	c(vi)	246
Deferred tax (recovery) expense	(340)	106	—	13	c(vi)	(221)
Income tax (recovery) expense	(100)	113	—	12		25

Earnings (loss)	(316)	359	—	37		80
Earnings (loss) per common share – basic (dollars)	(0.86)	0.84				(0.10)
Earnings (loss) per common share – diluted (dollars)	(0.86)	0.84				(0.10)

See accompanying Notes to the Pro Forma Consolidated Financial Statements (unaudited).

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1. BASIS OF PREPARATION

Pembina Pipeline Corporation (“Pembina”) and Inter Pipeline Ltd. (“IPL”) entered into an arrangement agreement dated May 31, 2021. Pursuant to the arrangement agreement and the accompanying plan of arrangement, Pembina will acquire all of the issued and outstanding common shares of IPL in exchange for common shares of Pembina.

In accordance with the arrangement agreement, Pembina will acquire all of the IPL common shares in consideration for the issuance of 0.500 of a Pembina common share for each IPL common share. Immediately following completion of the transaction, former Pembina shareholders will own approximately 72 percent of the combined company and former IPL shareholders will own approximately 28 percent of the combined company.

The unaudited Pro Forma Consolidated Financial Statements (“Pro Forma Financial Statements”) have been prepared for inclusion in the Joint Management Information Circular (the “Circular’) of Pembina and IPL dated June 29, 2021. The Pro Forma Financial Statements have been prepared from:

i.	Pembina’s interim unaudited Consolidated Financial Statements as at and for the three months ended March 31, 2021;

ii.	IPL’s interim unaudited Consolidated Financial Statements as at and for the three months ended March 31, 2021;

iii.	Pembina’s audited Consolidated Financial Statements for the year ended December 31, 2020; and

iv.	IPL’s audited Consolidated Financial Statements for the year ended December 31, 2020.

In the opinion of management of both Pembina and IPL, the Pro Forma Financial Statements include all adjustments necessary for fair presentation in accordance with Section 8.4(7) of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”). Adjustments in accordance with NI 51-102 include only adjustments to conform IPL’s financial statement amounts to Pembina’s accounting policies and adjustments for those pro forma events that are attributable to the Arrangement for which there are firm commitments and for which the complete financial effects are objectively determinable. No adjustments have been made to eliminate non-recurring effects of the Arrangement that are not expected to continue in future periods, or to eliminate discontinued operations. The pro forma adjustments are based upon available information and certain assumptions that management of Pembina and IPL each believe are reasonable under the circumstances.

The unaudited Pro Forma Consolidated Statement of Financial Position gives effect to the Arrangement as if it had occurred on March 31, 2021. The unaudited Pro Forma Consolidated Statements of Earnings (Loss) for the three months ended March 31, 2021 and year ended December 31, 2020, give effect to the Arrangement as if it occurred on January 1, 2020.

The pro forma financial information is presented for illustrative purposes only and does not include, among other things, estimated cost synergies, adjustments related to restructuring or integration activities, further acquisitions or disposals not yet known or probable, or impacts of Arrangement-related change in control provisions that are currently not factually supportable and/or probable of occurring. Therefore, the pro forma financial information is presented for informational purposes only and is not necessarily indicative of what Pembina’s actual financial condition or results of operations would have been had the Arrangement been completed on the date indicated, nor does it purport to project Pembina’s future financial position or results of operations for any future period or as of any future date. Accordingly, the combined business, assets, results of operations and financial condition may differ significantly from those indicated.

The Pro Forma Financial Statements should be read in conjunction with the consolidated financial statements of Pembina and IPL incorporated by reference in the Circular.

2. PRINCIPLES OF CONSOLIDATION

The Pro Forma Financial Statements have been prepared on the basis that Pembina will account for the transactions as a purchase of IPL using the acquisition method pursuant to IFRS 3, “Business Combinations” (“IFRS 3”). Under the acquisition method, assets and liabilities of IPL are recorded at their fair value on the date of acquisition and the total consideration is allocated to the tangible and intangible assets acquired and liabilities assumed.

The adjustments to the Pro Forma Financial Statements are preliminary and have been made solely for the purpose of presenting the Pro Forma Financial Statements, which are necessary to comply with disclosure requirements under applicable Canadian securities laws. The Pro Forma Financial Statements are prepared in accordance with NI 51-102 and are not intended to comply with the requirements of Regulation S-X under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations of the Securities and Exchange Commission promulgated thereunder that would be applicable to a U.S. issuer offering securities registered under the Securities Act.

3. PRO FORMA PRESENTATION ADJUSTMENTS

Certain reclassification adjustments have been made to the Pro Forma Financial Statements to make the financial statement presentation consistent between Pembina and IPL including:

•	Reclassify IPL’s prepaid expenses and other assets to trade receivables and other.

•	Reclassify IPL’s short-term debt and current portion of long-term debt to loans and borrowings.

•	Reclassify IPL’s subordinated hybrid notes from loans and borrowings into subordinated hybrid notes.

•	Reclassify IPL’s long-term deferred revenue and other liabilities to contract liabilities and other liabilities.

•	Reclassify IPL’s total reserves to equity attributable to shareholders.

•	Reclassify IPL’s operating expenses to cost of sales.

•	Disaggregate depreciation and amortization conform to Pembina’s presentation.

•	Reclassify IPL’s losses and gains on disposals to other expense (income).

•	Reclassify certain IPL government grants received from general and administrative and operating expense to other expense (income).

•	Reclassify IPL’s realized loss on foreign exchange derivative from general and administrative expense to net finance costs.

4. PRO FORMA ADJUSTMENTS

a.	Pro Forma Purchase Price and Purchase Price Allocation

The following estimated purchase price allocation has been prepared in connection with the Arrangement:

As at March 31, 2021
($ millions)

Consideration
IPL shares outstanding		429
Exchange ratio		0.5
Pro forma Pembina common shares issued on acquisition		215
Pembina closing share price May 31, 2021		38.89

Total pro forma Arrangement consideration		8,346
IPL net assets at March 31, 2021, per historical financial statements		4,257
Carrying value of IPL goodwill as at March 31, 2021		(241)
Fair value adjustments:
Increase in long-term debt fair value as at March 31, 2021	(248)
Deferred income tax impact related to the increase in long-term debt	58	(190)
Fair value of net assets acquired		3,826
Calculated pro forma Arrangement goodwill		4,520

Total net assets		8,346

At the date of preparation of this pro forma financial information, certain pro forma adjustments have been made as identified herein; however, the fair values of IPL’s identifiable assets and liabilities to be assumed and the full impact of applying acquisition accounting have not been fully determined. After reflecting the pro forma adjustments made herein, the excess of the purchase consideration over the adjusted book values of IPL’s net assets has been presented as goodwill. It is expected that following closing of the Arrangement and once detailed valuations and related calculations are completed, a material portion of the amount allocated to goodwill will be attributable to property, plant and equipment, intangible assets, other assets and liabilities and related deferred income tax balances. Some property, plant and equipment and intangible assets are expected to be finite-lived and accordingly subject to amortization. The actual amount assigned to the fair values of the identifiable assets and liabilities acquired will result in changes to earnings in periods subsequent to the Arrangement, and those changes could be material.

b.	Pro Forma Statement of Financial Position

The pro forma statement of financial position as at March 31, 2021 has been adjusted to give effect to the consummation of the Arrangement, as if it had occurred on March 31, 2021. The following pro forma adjustments were made:

i.

Certain liabilities have been adjusted to fair values as described in Note 4(a). The pro forma excess of the estimated Arrangement consideration over the fair value of IPL’s assets and liabilities has been recorded as goodwill and IPL goodwill has been eliminated.

ii.	Property, plant and equipment and decommissioning provision have been adjusted to reflect assumptions used by Pembina in calculating decommissioning provision.

iii.	Intercompany receivables and payables of $9 million as of March 31, 2021 related to intercompany purchases by IPL from Pembina have been eliminated.

iv.

Change in control payments of $81 million related to compensation were accrued in trade payable and other liabilities and loans and borrowings was adjusted for estimated transaction costs of $89 million.

v.	The deferred income tax liability is the cumulative amount of tax applicable to temporary differences between the accounting and tax values of assets and liabilities.

vi.	In addition to (i), adjustment to deficit consists of the after income tax effects for compensation ($62 million) and transaction expenses ($68 million).

c.	Pro Forma Statements of Earnings (Loss)

The pro forma statements of earnings (loss) for the three months ended March 31, 2021 and year ended December 31, 2020 have been adjusted to give effect to the consummation of the Arrangement, as if it had occurred on January 1, 2020. The following pro forma adjustments were made:

i.

The interest expense on cash drawn on Pembina’s line of credit for change in control payments and transaction costs has been recorded. Net finance costs have been increased by $1 million for the three months ending March 31, 2021 and $3 million for the year ended December 31, 2020.

ii.	Sales and cost of sales have been adjusted to eliminate sales from IPL to Pembina of $1 million for the three months ending March 31, 2021 and $7 million for the year ended December 31, 2020.

iii.

Depreciation relating to the decommissioning provision adjustment of $1 million and $3 million was recorded for the three months ending March 31, 2021 and for the year ended December 31, 2020, respectively.

iv.

Net finance costs relating to the decommissioning provision adjustment of $1 million and $4 million was recorded for the three months ending March 31, 2021 and for the year ended December 31, 2020, respectively.

v.

The excess of the fair values of IPL’s long-term debt over their carrying values were amortized using the effective interest method over the remaining terms of the long-term debt. Decreased net finance costs of $13 million and $45 million were recorded for the three months ending March 31, 2021 and for the year ended December 31, 2020, respectively.

vi.

The adjustment to income tax includes the deferred tax impact of the above pro forma adjustments. Income taxes applicable to the pro forma adjustments are calculated at the Canadian statutory tax rates of 23.3 percent and 24.2 percent, for the three months ended March 31, 2021 and for the year ended December 31, 2020, respectively.

5. PRO FORMA EARNINGS (LOSS) PER SHARE

The earnings (loss) per share have been based on the following:

($ millions, except per share amounts)	Three Months Ended March 31, 2021	Year Ended December 31, 2020

Pro forma earnings (loss)	459	80
Effect of dividends declared on preferred shares in the period	(39)	(160)
Pro forma earnings (loss) attributable to common shareholders - basic & diluted	420	(80)

Weighted average number of Pembina common shares outstanding - basic	550	550
Pro forma Pembina common shares issued on acquisition of IPL	215	215
Pro forma weighted average number of common shares outstanding - basic	765	765

Weighted average number of Pembina common shares outstanding - diluted	550	550
Pro forma Pembina common shares issued on acquisition of IPL	215	215
Pro forma weighted average number of common shares outstanding - diluted	765	765

Pro forma earnings (loss) per common share – basic (dollars)	0.55	(0.10)
Pro forma earnings (loss) per common share – diluted (dollars)	0.55	(0.10)

APPENDIX H

INFORMATION CONCERNING INTER PIPELINE LTD.

Notice to Reader

Unless the context indicates otherwise, capitalized terms which are used in this Appendix H – Information Concerning Inter Pipeline Ltd., and not otherwise defined in this Appendix H have the respective meanings given to such terms under the heading “Glossary of Terms” in this Joint Information Circular.

In Appendix H – Information Concerning Inter Pipeline Ltd., references to “we”, “our” or “us” refer to Inter Pipeline; and, unless otherwise indicated, references to officer titles or board positions and roles are only intended to refer to the officers of Inter Pipeline holding such offices and the roles and positions of the members of the IPL Board.

Forward-Looking Statements

Certain statements contained in this Appendix H, and in certain documents incorporated by reference in this Appendix H, constitute forward-looking statements or information (collectively, “forward-looking statements”) within the meaning of applicable Canadian Securities Laws. Such forward-looking statements relate to future events or Inter Pipeline’s future performance. See “Forward-Looking Statements and Information” in this Joint Information Circular. Readers should also carefully consider the matters and cautionary statements discussed under the heading “Pro Forma Information Concerning Pembina After Giving Effect to the Arrangement” in the Joint Information Circular and under the heading “Risk Factors” in this Appendix H, the IPL AIF and the IPL Annual MD&A.

General

Inter Pipeline was formed under the ABCA pursuant to an amalgamation on September 23, 2016 and is the corporate successor of Inter Pipeline Fund, a limited partnership formerly established under the laws of Alberta.

Inter Pipeline is a major petroleum transportation and NGL processing business based in Calgary, Alberta, Canada. Inter Pipeline owns and operates energy infrastructure assets in western Canada and is building the Heartland Petrochemical Complex, Canada’s first integrated propane dehydrogenation and polypropylene facility.

Inter Pipeline has four operating business segments that are reportable segments: (a) Transportation Division; (b) Facilities Infrastructure Division; (c) Marketing Division; and (d) New Ventures Division. The IPL Common Shares trade on the TSX under the symbol “IPL”.

The head and registered office of Inter Pipeline is located at Suite 3200, 215 – 2nd Street SW, Calgary, Alberta, T2P 1M4.

Recent Developments

On May 31, 2021, Inter Pipeline entered into the Arrangement Agreement with Pembina, pursuant to which Pembina proposes to, among other things, acquire all of the issued and outstanding IPL Common Shares in exchange for Pembina Common Shares on the basis of 0.5 of a Pembina Common Share for each IPL Common Share held by way of a plan of arrangement under section 193 of the ABCA. For a full description of the Arrangement and the Arrangement Agreement, see “The Arrangement”, “The Arrangement - Background to the Arrangement” and “Effect of the Arrangement” in the Joint Information Circular. Also see “Pro Forma Information Concerning Pembina After Giving Effect to the Arrangement” in the Joint Information Circular, Appendix G – “Pro Forma Consolidated Financial Statements of Pembina Pipeline Corporation” and Appendix I – “Information Concerning Pembina Pipeline Corporation”.

Inter Pipeline adopted the IPL Supplemental Rights Plan on March 31, 2021. The principal purpose of the IPL Supplemental Rights Plan was to support and facilitate the Strategic Review to maximize shareholder value. Consistent with this purpose, and with the Arrangement being determined to be the preferred strategic alternative available to Inter Pipeline and the IPL Shareholders following the conclusion of the Strategic Review, the IPL Board, on the recommendation of the IPL Special Committee, determined to amend the IPL Supplemental Rights Plan to limit its duration to the termination of the IPL Shareholders’ Meeting after the vote on the Arrangement Resolution has taken place. This amendment ensures that the IPL Supplemental Rights Plan continues to serve only its intended purpose of supporting and facilitating the Strategic Review by preserving the ability of the IPL Shareholders to make a decision on the outcome of the Strategic Review through their vote on the Arrangement Resolution. As the IPL Supplemental Rights Plan, as so amended, will not continue beyond the termination of the IPL Shareholders’ Meeting, we are not seeking confirmation of the IPL Supplemental Rights Plan by the IPL Shareholders at the IPL Shareholders’ Meeting. The terms and conditions of the amendment are set out in the amendment to shareholder protection rights plan between Inter Pipeline and the Rights Agent made as of June 25, 2021, a copy of which is available on SEDAR at www.sedar.com.

Documents Incorporated by Reference

Information has been incorporated by reference in this Joint Information Circular, including this Appendix H, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated in this Joint Information Circular by reference may be obtained on request without charge from the secretary of Inter Pipeline at 3200, 215 – 2nd Street SW, Calgary, Alberta, T2P 1M4 (telephone (403) 290-6000) and are also available electronically at www.sedar.com.

The following documents of Inter Pipeline have been filed with the various securities commissions or similar authorities in each of the provinces of Canada and are specifically incorporated by reference in and form an integral part of this Joint Information Circular:

(a)	the IPL AIF;

(b)	the IPL Annual Financial Statements;

(c)	the IPL Annual MD&A;

(d)	the IPL Interim Financial Statements;

(e)	the IPL Interim MD&A;

(f)	the material change report of Inter Pipeline dated March 31, 2021 relating to the adoption of a shareholder protection rights plan;

(g)	the material change report of Inter Pipeline dated June 4, 2021 relating to execution of the Arrangement Agreement; and

(h)	the management information circular of Inter Pipeline dated March 16, 2020 relating to the annual and special meeting of shareholders held on May 7, 2020.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms, marketing materials and business acquisition reports filed by Inter Pipeline with the securities commissions or similar authorities in Canada subsequent to the date of this Joint Information Circular and before the Effective Date, are deemed to be incorporated by reference in this Joint Information Circular including this Appendix H.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Joint Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Information Circular.

Corporate Governance

The following discussion describes Inter Pipeline’s corporate governance program. It includes information regarding the IPL Board, the committees of the IPL Board, and Inter Pipeline’s governance practices and policies.

About Inter Pipeline’s Corporate Governance

The IPL Board and management are committed to high standards of ethical conduct and corporate governance. Inter Pipeline believes that this commitment is essential to operating Inter Pipeline’s business effectively. IPL Common Shares are listed on the TSX. Inter Pipeline’s corporate governance practices and policies comply with the Canadian Securities Administrators’ corporate governance guidelines, as well as the Canadian Securities Administrators’ rules relating to audit committees and certification of financial information collectively referred to as the “Governance Guidelines” in this section of the Joint Information Circular. Inter Pipeline’s approach to corporate governance is developed by the Human Resources and Governance Committee of the IPL Board, with the IPL Board having final approval of Inter Pipeline’s governance program.

Recent Corporate Governance Developments

In 2020, the governance committee and the compensation committee amalgamated to form the Human Resources and Governance Committee. The Human Resources and Governance Committee of the IPL Board continued to focus its attention on director succession planning, paying specific attention to diversity and the director skills matrix to identify potential skills required for the evolution of the IPL Board after the retirement of Mr. Robertson in May 2020 and the retirements of Mr. Shaw and Mr. Sangster in 2021. Korn Ferry assisted the Human Resources and Governance Committee with the recruitment of two new directors, Ms. Shelley Brown and Mr. Wayne Smith, who were elected at the 2020 annual and special virtual-only meeting of IPL Shareholders.

The Human Resources and Governance Committee continued to review and be updated on Inter Pipeline’s corporate approach to sustainability reporting. In 2020, Inter Pipeline published its supplementary sustainability performance statistics which supplement its full-length sustainability report for the purpose of managing and reporting on sustainability initiatives. Inter Pipeline’s reporting is informed by sustainability issues considered to have material impacts on Inter Pipeline’s financial or operating performance, as identified by the Sustainability Accounting Standards Board and internationally recognized frameworks including the Global Reporting Initiative’s Standards and the Task Force on Climate-related Financial Disclosures.

The Human Resources and Governance Committee also completed a review of the IPL Board’s terms of reference (see Schedule A to this Appendix H). The IPL Board’s approach to sustainability and ESG matters was reviewed. As a result, the Human Resources and Governance Committee’s terms of reference were updated to address the Human Resources and Governance Committee’s oversight responsibilities with respect to sustainability and ESG matters. The IPL Board also has oversight of ESG matters as established by their updated 2020 terms of reference.

Inter Pipeline continues to look for ways to improve and provide a positive working environment for all employees that values and encourages diversity. In 2020, the Human Resources and Governance Committee adopted an enhanced diversity and inclusion strategy. Specific programs were highlighted throughout 2020, including Inter Pipeline joining the BlackNorth initiative, the enhancements to Indigenous affairs programing, continued support for the Inter Pipeline Women’s Network, the Working Mind (Inter Pipeline’s mental wellness program), and the recruitment of individuals facing barriers to employment. This led to the development of an employee led council for diversity and inclusion, unconscious bias training, gathering of baseline demographic data and continued communications on diversity and inclusion. The Human Resources and Governance Committee reviewed and updated the Inter Pipeline diversity policy to include a recognition of Indigenous status and race.

Inter Pipeline’s inaugural investor outreach program commenced in 2020. This program provided an additional avenue for open dialogue between IPL Shareholders and members of the IPL Board. The outreach program included offering meetings to seventeen significant institutional investors of Inter Pipeline. Meetings were accepted and held with eight investors, including a mixture of Canadian and American IPL Shareholders. These meetings were led by the Chair of the IPL Board and were also attended by the incoming Chair, the chair of the Human Resources and Governance Committee and the head of Inter Pipeline’s investor relations department. The agenda for these meetings requested feedback from IPL Shareholders and generally included the following content: (a) executive compensation philosophy; (b) performance of the business; (c) Inter Pipeline’s corporate governance practices; and (d) the IPL Board’s ongoing commitment to safety, diversity, mental health and environmental sustainability. Inter Pipeline considered the feedback it received related to executive compensation when making its compensation decisions and intends to continue to engage with IPL Shareholders annually and consider feedback received when making future determinations. As appropriate, Inter Pipeline plans to continue with the investor outreach program on an annual basis.

These and other initiatives and developments are described in further detail throughout this section, as well as in the executive and director compensation portions of this section of the Joint Information Circular. In addition, Inter Pipeline continues to benchmark various other governance practices and policies against Inter Pipeline’s peers and industry leaders to assess Inter Pipeline’s standards and to adopt best practices when possible.

The Role of the IPL Board

The IPL Board’s core responsibilities are to foster Inter Pipeline’s long–term success, to oversee Inter Pipeline’s business and supervise management, and to act honestly, in good faith and in the best interests of Inter Pipeline. Many of the IPL Board’s responsibilities are carried out by its four committees listed below.

•	Audit Committee
•	Environmental, Health and Safety (“EH&S”) Committee
•	Human Resources and Governance Committee
•	Major Projects Review Committee

The responsibilities delegated to each committee are described further in this section of the Joint Information Circular, as well as in each committee’s IPL Board–approved terms of reference that are available on Inter Pipeline’s website at www.interpipeline.com.

IPL Board Mandate

The primary responsibilities of the IPL Board are described in Inter Pipeline’s board mandate (the “IPL Board Mandate”) attached as Schedule A to this Appendix H and also available on Inter Pipeline’s website (www.interpipeline.com). The IPL Board Mandate is reviewed annually and, if required, updated by the IPL Board. The IPL Board Mandate was last updated in 2020. The IPL Board delegates day–to–day management of Inter Pipeline to the President and Chief Executive Officer and senior management. Major capital expenditures, financing arrangements, dividend payments and significant acquisitions and divestitures require board approval.

Strategic Planning Process

The IPL Board oversees Inter Pipeline’s strategic planning process. In the Fall of each year, the IPL Board holds an off–site multi–day planning session in order to focus solely on the strategic position of Inter Pipeline’s business and potential strategic initiatives. The 2020 session was held as a partial virtual event due to the COVID-19 pandemic. Following this planning session, the strategic plan for the next year is formalized in a written document prepared by the President and Chief Executive Officer and is then circulated to the IPL Board. The IPL Board also regularly discusses strategic initiatives at board meetings held throughout the year.

As described in the IPL Board Mandate, the IPL Board reviews and approves Inter Pipeline’s:

•	operating and capital budgets,
•	financial and operating objectives used for a number of purposes, including in determining compensation,
•	entering into, or withdrawing from, material lines of business, and
•	material divestitures and acquisitions.

In general, the IPL Board monitors management’s achievements in implementing Inter Pipeline’s strategies and objectives.

Business and Risk Management

The IPL Board has the responsibility to take all reasonable steps to ensure that management has identified the principal risks of Inter Pipeline’s business and has implemented appropriate systems to manage these risks. In this regard, the IPL Board and management of Inter Pipeline have established a well-defined risk management framework, including an enterprise risk management policy that was adopted in 2015 and was amended in 2020 to be written in a more concise manner. Under this framework, the IPL Board is provided with regular updates on associated risk management programs.

The Audit Committee and the EH&S Committee continued to meet regularly to review reports from management and to discuss significant risk areas and appropriate risk management policies. The Human Resources and Governance Committee also continued with its consideration of risk management issues in relation to compensation matters. In addition, the IPL Board completed its annual review of Inter Pipeline’s insurance program.

In 2020, the Audit Committee oversaw the restructuring of Inter Pipeline into four new reportable business segments effective January 1, 2021. The new business segments are transportation, facilities infrastructure, marketing and new ventures. This new structure centralizes Inter Pipeline’s marketing function, facilitates Inter Pipeline’s execution of business strategies and integrates similar assets and contract structures.

Financial Management, Compliance Reporting, Internal Controls and Integrity

The IPL Board is responsible for approving Inter Pipeline’s financial statements and reviewing and overseeing compliance requirements that apply to Inter Pipeline’s business. In addition, the IPL Board, through the Audit Committee, the Human Resources and Governance Committee, and the EH&S Committee, reviews the effectiveness of Inter Pipeline’s control processes and information systems by consulting with management and outside experts as necessary to ensure the integrity of the processes and systems. The committees review these control processes on a continuing basis. In 2020, the Audit Committee continued to monitor the testing of the control processes and systems of Inter Pipeline through regular updates at each meeting of the committee.

Whistleblower Policy

The Audit Committee oversees the application of a whistleblower policy and the functioning of a whistleblower hotline. This hotline is operated by a third party service provider to provide an anonymous way for employees and others to report concerns or complaints regarding accounting, internal accounting controls or auditing matters, as well as other matters, including suspected violations of the law, breaches of Inter Pipeline’s material policies, workplace conduct issues, and health, safety and security matters. Any reports made through the hotline regarding financial matters are reported directly to the chair of the Audit Committee. The whistleblower policy applies to Inter Pipeline’s Canadian and European operations.

The whistleblower policy was last updated in 2019, with an annual review completed in 2020 and 2021 where the IPL Board determined minor revisions were appropriate.

Inter Pipeline has established a set of core values that are communicated to all employees and include the expectation that employees (including senior executive team members) will promote the highest standards of honesty and integrity in order to create a culture of integrity throughout the organization.

Succession Planning and Appointment of Senior Management

The IPL Board is responsible for succession planning and for evaluating and appointing the President and Chief Executive Officer. The Human Resources and Governance Committee reviews succession planning issues on a regular basis, including, specifically, succession planning in relation to the position of President and Chief Executive Officer. In this regard, the Human Resources and Governance Committee periodically reviews a detailed succession plan for senior leadership positions that includes a description of the potential successors for senior leadership positions in the organization, including candidates for the position of President and Chief Executive Officer. The succession plan identifies potential successors for each executive, as well as other senior positions in the organization, and personal development areas that require enhancement in order for each candidate to be fully prepared for opportunities of higher responsibility are highlighted. The succession plan also identifies any candidates who could assume critical leadership roles in the short term in the event an unexpected circumstance arises and an executive leaves a role earlier than anticipated. In addition to the focused review processes of the Human Resources and Governance Committee, key executive succession plans are discussed by the Human Resources and Governance Committee during its performance review process related to determining executive compensation.

The IPL Board approves decisions relating to the appointment of senior management personnel and any employment contracts or other special arrangements that may have a material impact on Inter Pipeline or its human resources and/or compensation policies.

Compensation

The Human Resources and Governance Committee reviews the compensation and performance of executive officers and makes recommendations to the IPL Board for approval. The Human Resources and Governance Committee also reviews the compensation of directors and makes compensation recommendations to the IPL Board for approval. You can read more about the approach of the Human Resources and Governance Committee and the IPL Board to executive and director compensation in “Director and Executive Compensation – Compensation Governance” in this Appendix H.

Corporate Communications

The IPL Board approves all of Inter Pipeline’s major disclosure documents, including:

•	annual and quarterly financial statements;
•	management’s discussion and analysis;
•	the annual information form;
•	major financial news releases; and
•	management information circulars.

A disclosure policy has been adopted by the IPL Board, which covers the accurate and timely communication of all important information. Inter Pipeline’s disclosure policy is posted on Inter Pipeline’s website www.interpipeline.com. This policy is reviewed annually under the supervision of the Human Resources and Governance Committee and was reviewed by the Human Resources and Governance Committee and was last revised by the IPL Board in February 2021. In addition, each director is required to annually sign a supplement to Inter Pipeline’s disclosure policy stating that they may have, from time to time, access to material information regarding Inter Pipeline and comply fully with the requirements of the disclosure policy in this regard. Inter Pipeline provides updates to IPL Shareholders as required and also communicates through its website at www.interpipeline.com. Inter Pipeline’s code of ethics is also posted on its website, as are certain other policies of Inter Pipeline.

Communicating with the IPL Board and Management

Inter Pipeline is committed to providing IPL Shareholders and investors with accurate and timely information about Inter Pipeline’s strategy and business. In addition to releasing the major disclosure documents discussed above, management holds quarterly conference calls with financial analysts, IPL Shareholders and other stakeholders. Management also participates in industry-sponsored conferences. IPL Shareholders can ask questions and provide feedback to management and the IPL Board at Inter Pipeline’s annual IPL Shareholders’ meetings.

In response to lower than historical IPL Shareholder support for its 2020 “say on pay” advisory vote, the IPL Board expanded their participation in shareholder engagement. Inter Pipeline began this expanded shareholder engagement through an investor outreach program in 2020. The outreach program described above was offered to seventeen IPL Shareholders, eight of whom accepted and attended meetings.

You can also provide Inter Pipeline with feedback through Inter Pipeline’s website at www.interpipeline.com. Additional shareholder engagement information can in “Corporate Governance – Inter Pipeline Shareholder Engagement” in this Appendix H.

Expectations of Inter Pipeline’s Directors

Independence

Inter Pipeline believes that an independent board is a fundamental principle of good corporate governance. In addition, in order for Inter Pipeline to comply with Canadian Securities Laws, the majority of Inter Pipeline’s directors must be independent. A director is considered independent in accordance with the Governance Guidelines only where the IPL Board determines that the director has no direct or indirect material relationship with Inter Pipeline, or any of its affiliates or Subsidiaries. A material relationship is defined in the Governance Guidelines to mean any relationship which could, in the view of the IPL Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

Inter Pipeline’s Human Resources and Governance Committee is responsible for regularly assessing director independence and for ensuring that the IPL Board functions independently of management. The IPL Board is ultimately responsible for determining whether or not each director is independent under the definition of independence in the Governance Guidelines. On an annual basis, as part of a detailed questionnaire process, the Human Resources and Governance Committee reviews each relationship that a director has with Inter Pipeline and its affiliates and Subsidiaries, including business, not-for-profit directorships, familial and other relationships, in order to determine whether the director is or remains independent. The Human Resources and Governance Committee’s assessment of independence is then reviewed by the IPL Board.

The IPL Board has determined that all of the nominated directors are independent, except for Mr. Bayle who serves as Inter Pipeline’s current President and Chief Executive Officer. Each of the independent directors is free from any business, familial, or other relationship which could, in the view of the IPL Board, be reasonably expected to interfere with the director’s ability to exercise his or her independent judgment.

Conflicts of Interest

Inter Pipeline’s directors must avoid conflicts of interest and adhere to Inter Pipeline’s code of ethics which is further described below. If a director has a material interest in a potential transaction or agreement, the director must disclose his or her interest in such transaction or agreement and cannot vote on any matter related to the transaction or agreement. In addition, each director is required to annually sign a supplement to Inter Pipeline’s code of ethics stating that the director shall make full disclosure of any conflict of interest, real or perceived, between his or her personal business and affairs and the interests of Inter Pipeline. Directors are required to ensure that their private and personal interests neither interfere with, nor appear to interfere with, the interests of Inter Pipeline. Additionally, the Human Resources and Governance Committee expanded its terms of reference to include responsibility for reviewing related party transactions.

Independent Chair

The Chair of the IPL Board is appointed by the IPL Board and serves in a non–executive capacity. Mr. Richard Shaw, an independent director and Chair of the IPL Board until March 18, 2021, was appointed Chair of the IPL Board effective January 1, 2014. The current Chair, effective as of March 18, 2021, Ms. Margaret McKenzie, is also an independent director, appointed to the IPL Board effective August 6, 2015. Inter Pipeline strongly believes in having an independent, non–executive Chair who is responsible for leading the IPL Board.

The independent Chair is responsible for providing guidance to the IPL Board in the discharge of its mandate and responsibilities, ensuring the IPL Board meets its duties and responsibilities, chairing IPL Board and IPL Shareholder meetings, acting as the IPL Board’s spokesperson, assessing IPL Board member performance, leading the IPL Board in evaluating the performance of the President and Chief Executive Officer and other officers, in addition to various other responsibilities, as further described in the written position description for the Chair of the IPL Board available on Inter Pipeline’s website at www.interpipeline.com. The Chair does not have a second or casting vote at directors’ meetings in the event of a tie vote.

Director Overboarding and Outside Directorships

The Human Resources and Governance Committee periodically assesses whether to adopt a formal policy limiting the number of outside directorships held by Inter Pipeline’s directors. The Human Resources and Governance Committee remains of the view that a formal policy is unnecessary at this time in light of the limited number of outside directorships that Inter Pipeline’s current directors hold. The Human Resources and Governance Committee will continue to monitor this matter and may, in the future, recommend the implementation of a formal policy in this regard.

The IPL Board Mandate provides that the IPL Board holds the responsibility to approve outside directorships or trusteeships on boards of other organizations. The IPL Board has delegated this responsibility to the Human Resources and Governance Committee. In this regard, the Human Resources and Governance Committee considers whether the director in question will be reasonably able to meet his or her duties in light of the responsibilities associated with fulfilling his or her duties as a director of Inter Pipeline as well as whether conflicts of interest will arise on a regular basis as a result of the appointment.

The following directors are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Issuer
Peter Cella	frontdoor, inc. Saudi Aramco
Julie Dill	Rayonier Advanced Materials
Arthur Korpach	Freehold Royalties Ltd.
Margaret McKenzie	PrairieSky Royalty Ltd. Canadian National Railway Company
Brant Sangster	Titanium Corporation
Shelley Brown	NorZinc Ltd. Stantec Inc.

In Camera Meetings

The IPL Board meets in camera at each IPL Board meeting, without non–independent directors, officers or other management team members present. All IPL Board committees also meet in camera and independently of management at every IPL Board meeting. The chairs of the IPL Board and the IPL Board committees follow up with the President and Chief Executive Officer as necessary with respect to matters requiring management action that are raised at these in camera meetings. The IPL Board also excuses members of management and any non–independent directors from portions of any meeting at which a potential conflict arises or where otherwise appropriate. In 2020, 18 IPL Board meetings were called, and the independent directors met in camera following each IPL Board meeting. The increase in the number of IPL Board meetings in 2020 was largely due to the COVID-19 pandemic and special meetings regarding the partial sale of Inter Pipeline’s European bulk liquid storage assets, the potential for a partnership regarding the HPC Project and the unsolicited take-over bid for the IPL Common Shares made by affiliates of Brookfield Infrastructure Partners L.P.

Attendance, Participation and Quorum

Inter Pipeline expects its directors to attend all IPL Board meetings and meetings of IPL Board committees to which they belong, as well as the annual IPL Shareholders’ meeting. Inter Pipeline expects its directors to properly prepare for meetings, completing a fulsome review of all materials circulated in advance of a meeting. Directors must arrive prepared to discuss, in a meaningful and constructive way, the matters at hand. In assessing director performance, among other things, the Human Resources and Governance Committee considers each director’s attendance record on an annual basis. If a director does not appear to be adequately engaged in the IPL Board’s work from attendance, preparedness, and participation perspectives, such director will not be recommended for nomination to further serve on the IPL Board.

The attendance record of each current director for board and committee meetings held in 2020 is set out below. In 2020, current directors attended 99.6% of board and board committee meetings.

The by-laws of Inter Pipeline provide that quorum at a directors’ meeting consists of a majority of directors.

Name of Director	Meeting Attendance Record	Total
Christian Bayle(1)(2)	18/18 Board	40/40	100%
	4/4 Audit Committee
	2/2 Compensation Committee
	3/3 EH&S Committee
	7/7 Governance Committee
	2/2 Human Resources and Governance Committee
	4/4 Major Projects Review Committee
Shelley Brown(3)	13/13 Board	17/17	100%
	2/2 Audit Committee
	2/2 Human Resources and Governance Committee
Peter Cella(2)(4)	18/18 Board	28/28	100%
	2/2 Compensation Committee
	2/2 Governance Committee
	2/2 Human Resources and Governance Committee
	4/4 Major Projects Review Committee

Name of Director	Meeting Attendance Record	Total
Julie Dill	18/18 Board	25/25	100%
	4/4 Audit Committee
	3/3 EH&S Committee
Duane Keinick(2)	18/18 Board	25/25	100%
	2/2 Compensation Committee
	3/3 EH&S Committee
	2/2 Human Resources and Governance Committee
Arthur Korpach(2)(5)	17/18 Board	30/31	97%
	4/4 Audit Committee
	7/7 Governance Committee
	2/2 Human Resources and Governance Committee
Alison Taylor Love(2)(6)	18/18 Board	31/31	100%
	2/2 Compensation Committee
	2/2 EH&S Committee
	7/7 Governance Committee
	2/2 Human Resources and Governance Committee
Margaret McKenzie	18/18 Board	26/26	100%
	4/4 Audit Committee
	4/4 Major Projects Review Committee
Wayne Smith(8)	13/13 Board	17/17	100%
	2/2 EH&S Committee
	2/2 Major Projects Review Committee

Notes:

(1)	Mr. Bayle attended all board and all committee meetings in 2020 in his capacity as President and CEO.
(2)

The Compensation Committee and Governance Committee amalgamated to form the Human Resources and Governance Committee effective May 2020. The director’s attendance shows their applicable tenure. Six of the seven Governance Committee meetings in 2020 were special meetings in relation to the director search. Directors who participated in this process received additional board meeting fees for five of the seven special meetings.

(3)	Ms. Brown joined Inter Pipeline May 2020; her attendance record shows her applicable tenure.
(4)	Mr. Cella, although not a member of the governance committee, assisted the governance committee at various meetings in the director search process.
(5)	Mr. Korpach attended all regularly scheduled meetings; his absence was due to a schedule conflict for one of the special board meetings.
(6)	Ms. Taylor Love joined the EH&S Committee in May 2020 her attendance record is shown for her applicable tenure.
(7)	Mr. Smith joined Inter Pipeline May 2020; his attendance record shows his applicable tenure.
(8)

13 of the 18 IPL Board meetings in 2020 were special meetings, one for which the directors received additional board meeting fees. From March 31, 2020 to May 1, 2020 the IPL Board participated in weekly update calls to discuss the COVID-19 pandemic, these calls are not reflected in the attendance record and no additional fees were paid for the calls.

Financial Literacy

The IPL Board has determined that all members of the Audit Committee are financially literate as described in NI 52-110. In addition to being financially literate, the terms of reference require that all Audit Committee members will also have a working familiarity of basic finance and accounting practices and at least one member shall have accounting or related financial management expertise, which requirements are also met by the Audit Committee members. The IPL Board considers its chair, Ms. McKenzie, and three members of the Audit Committee, Ms. Brown, Ms. Dill and Mr. Korpach, to be financial experts.

Independent Advisors

In order to ensure that the IPL Board is able to function independently of management, the IPL Board and its committees have the ability to hire independent advisors, as necessary and at Inter Pipeline’s expense, to carry out their respective duties and responsibilities.

Position Descriptions

The IPL Board has developed written position descriptions for its Chair, the President and Chief Executive Officer and all other executive officers of Inter Pipeline. The responsibilities of each committee are set out in each respective committee’s terms of reference, which also include the responsibilities of each committee chair. The written position descriptions of the Chair of the IPL Board, and the committee terms of reference are available on Inter Pipeline’s website at www.interpipeline.com. The Human Resources and Governance Committee is responsible for developing and updating the position descriptions.

Ethical Business Conduct

Code of Ethics

Inter Pipeline’s code of ethics applies to all directors, officers, employees, consultants and contractors of Inter Pipeline and its Subsidiaries. All employees (including executive officers) and directors must certify compliance with the code of ethics annually. The Human Resources and Governance Committee has the responsibility to monitor compliance with the code of ethics and to recommend improvements as deemed necessary or appropriate. The Compliance Officer is responsible for developing and maintaining appropriate compliance systems in relation to matters governed by the code of ethics. In 2020, the code of ethics was updated to reflect Inter Pipeline’s updated core values. Inter Pipeline monitors compliance with the code of ethics, and the IPL Board and management of Inter Pipeline encourage and promote a culture of ethical business conduct, in the following ways:

•

Annual Review and Certification: Each director, officer and employee is required to review and sign the code of ethics upon joining Inter Pipeline and to certify adherence on an annual basis. In addition, on an annual basis, each director is required to sign a supplement to the code of ethics stating that the director shall make full disclosure of any conflict of interest, real or perceived, between his or her personal business and affairs and that of Inter Pipeline. Directors are required to ensure that their private and personal interests neither interfere with, nor appear to interfere with, the interests of Inter Pipeline.

•	Code of Ethics Training Program: A detailed online training program concerning the code of ethics must be completed by each employee.
•

Whistleblower Policy and Hotline: Inter Pipeline has adopted a whistleblower policy (revised in early 2019 and 2021 with minor revisions) and related hotline. This is a reporting system that allows employees and others to report, on a confidential and anonymous basis if desired, concerns or complaints regarding accounting, internal accounting controls or auditing matters, as well as other matters as set out in the whistleblower policy.

•

Fraud Response Plan: Management has developed and implemented a fraud response plan to address circumstances in which a fraud may have occurred internally in order to ensure appropriate and consistent action is taken. The fraud response plan includes an overview of the roles and responsibilities associated with fraud investigations, and documentation requirements for fraud response processes.

•

Code of Ethics Violation Reporting: The Audit Committee is notified of any alleged violations of the code of ethics relating to accounting, internal controls or auditing matters and reports to the IPL Board following any such notifications.

•

Human Resources and Governance Committee Summary Report: The Human Resources and Governance Committee receives a summary of any reported violations of the code of ethics that are not addressed by the Audit Committee at each of its regularly scheduled meetings and reports to the IPL Board following receipt of such summary.

•	Internal Audit Function: Inter Pipeline established an internal audit group in 2012. The internal auditors have direct access to Inter Pipeline’s Audit Committee.

The code of ethics can be viewed in its entirety at www.interpipeline.com.

To date, Inter Pipeline has not been required to file a material change report that pertains to issues arising in relation to Inter Pipeline’s code of ethics, including any issues related to conduct of a director or executive officer of Inter Pipeline that constitutes a departure from the code of ethics.

Orientation

All new directors receive a comprehensive orientation following their appointment to the IPL Board. Access to comprehensive information regarding Inter Pipeline is provided to each new director by the Senior Vice President, Corporate Services, which includes the following:

  –   details about duties and obligations as a member of the IPL Board

  –   Inter Pipeline’s articles and by-laws

  –   IPL Board Mandate

  –   terms of reference for each IPL Board committee

  –   organization charts

  –   director retirement policy

–    claw-back policy

–    Inter Pipeline’s share ownership guideline for directors and officers

–    key policies, including the code of ethics, disclosure policy, enterprise risk management policy, market risk management policy, board and senior management diversity policy, majority voting policy, and whistleblower policy

–    IPL PSU Plan

–    IPL RSU Plan

–    recent public disclosure documents

–    information about Inter Pipeline’s directors’ and officers’ liability insurance program

–    indemnity agreement form for directors and officers

The orientation program for each new director is tailored to his or her needs. However, the focus of the orientation program is on providing new directors with:

•	information about the director’s duties and obligations as a member of the IPL Board and any IPL Board committee on which the director is invited to serve;

•	information about Inter Pipeline’s business and operations;
•	information about courses and programs in relation to Inter Pipeline’s business;
•	the expectations of directors; and
•	an opportunity to tour Inter Pipeline’s operating facilities (postponed in 2020 due to the COVID-19 pandemic).

New directors are invited to meet with the Chair of the IPL Board, other directors, and senior members of the management team in the first few months following their appointment. In 2020, these meetings were virtual due to the COVID-19 pandemic.

Continuing Education

Continuing education helps strengthen and broaden a director’s knowledge and understating of the business, industry, governance and other issues. As such, the IPL Board encourages individual directors to attend continuing education sessions offered by various associations and organizations. Each director is entitled to be reimbursed by Inter Pipeline up to a set value annually for full day courses and conferences that are beneficial to the director from a continuing education standpoint.

Management Access and Facility Tours

All directors are invited and encouraged to table questions to other directors and senior management team members as the need arises at any time during their term as a director of Inter Pipeline. Directors are invited to, and take part in, tours of the facilities of Inter Pipeline and are encouraged to interact with management to better understand the nature of the business. Facility tours were postponed in 2020 due to the COVID-19 pandemic, but it is Inter Pipeline’s intention to resume in-person tours once health and safety measures permit doing so. In the meantime, Inter Pipeline is exploring conducting virtual facility tours in 2021.

ICD Membership

The IPL Board members, as well as certain Inter Pipeline executive officers, are members of the Institute of Corporate Directors (“ICD”), a not–for–profit, member–based association promoting the effectiveness of Canadian directors and boards. This membership provides members with the opportunity to attend educational seminars each month on current topics of interest to Canadian boards of directors. The ICD also provides written updates to its membership on current issues affecting board members. IPL Board members were actively engaged in attending a number of the ICD’s seminars throughout the year. Certain American directors are also members of the National Association of Corporate Directors (“NACD”).

Legal Updates

Inter Pipeline’s legal team provides regular updates to IPL Board committees on changes in the law that impact each committee’s area of responsibility. For example, when the Canadian Securities Administrators releases guidance on various disclosure requirements from time to time, the Senior Vice President, Corporate Services prepares an overview of the guidance and presents a summary to the applicable committee. In addition, when proposed amendments to Canadian Securities Laws are tabled, the Senior Vice President, Corporate Services prepares a summary of the proposals for the IPL Board’s consideration. Periodically, the Senior Vice President, Corporate Services also provides an overview of the fiduciary obligations of the IPL Board and provides specific advice in this regard to the IPL Board’s independent directors. In addition, the Senior Vice President, Corporate Services reports to the Human Resources and Governance Committee on ongoing litigation and dispute matters in which Inter Pipeline is involved.

Regular Business Updates, Monthly Report to the IPL Board and Board Library

Regular updates on Inter Pipeline’s business are typically provided at the IPL Board’s quarterly meetings. Other updates provided from time to time include assessments of Inter Pipeline’s performance relative to its strategic plan, which plan is considered in detail at the IPL Board’s annual strategic planning session, Inter Pipeline’s performance relative to its peers, and other developments that could materially affect Inter Pipeline’s business, including any significant regulatory developments. Directors are also provided with a written monthly report from the President and Chief Executive Officer which provides an overview of key developments and initiatives of Inter Pipeline in the month.

IPL Board members also have continuing access to an extensive library of current information concerning Inter Pipeline in an online portal available to the IPL Board.

Other Director Education

In 2020, individual directors attended approximately 80 courses and seminars throughout the year which were offered by various external professional organizations, including KPMG, Peters & Co., ICD, Women Corporate Directors, TD Securities, Scotia Bank, NACD, Tudor Pickering Holt, Deloitte, Alberta Treasury Branch, Ernst & Young, KPMG Board Leadership, Venture 17, Russell Reynolds, Harvard Business School, Pilko & Associates, Business Council of Alberta, Hugessen Consulting, Globe and Mail, Board Ready Women and various law firms. Topics included diversity and inclusion, economics and finance, energy, ESG, human resources, compensation, leadership, risk management, strategy, technology and other topics including issues related to the COVID-19 pandemic. Directors are encouraged to share their learnings, experiences, perspective and skills from sessions with the collective group.

Diversity

The Human Resources and Governance Committee and the IPL Board actively monitor governance developments in the U.S. and Canada and Inter Pipeline has been participating in the public discussion regarding board and workforce diversity. The IPL Board supports the objectives of increasing diversity and inclusion across Inter Pipeline as further described below.

The IPL Board believes that diversity strengthens Inter Pipeline’s business. As a result, Inter Pipeline adopted a formal diversity policy in 2016. In 2018, Inter Pipeline updated its diversity policy to set an aspirational gender diversity target of 25% to 35% of its directors being women, a target which was achieved in 2018. The diversity policy also sets out the principles that guide the IPL Board and Human Resources and Governance Committee when considering senior management appointments and IPL Board candidate recommendations, including that diversity criteria, such as gender, age, race, Indigenous status, ethnicity, geography and business experience will be considered. The diversity policy also provides that qualified independent and external advisors will be engaged, as required, to support candidate searches to achieve the purpose of the diversity policy. At present Inter Pipeline has age, geographic, gender and business experience diversity on the IPL Board.

Inter Pipeline agrees that its industry will be well served through increased representation of women on boards and in leadership roles. The IPL Board is currently comprised of four women and six men (or, in other terms, is 40% female) and the IPL Board has an average tenure of approximately six years and an average age of 65 years. Inter Pipeline’s senior executive officers’ team currently comprises two women and ten men (or, in other terms, is 17% female). Inter Pipeline also announced in 2020 that it intended to appoint Ms. Margaret McKenzie, a member of the IPL Board since 2015, as Chair of the IPL Board, which occurred following Mr. Shaw’s retirement on March 18, 2021. The current composition of the IPL Board is 40% female.

Promoting diversity, equality and inclusion in our Workforce

In 2020, Inter Pipeline formally adopted a diversity and inclusion strategy in support of Inter Pipeline’s workforce, suppliers and vendors and the communities in which it operates. The purpose of Inter Pipeline’s focus is to build and maintain a psychologically safe workplace for everyone regardless of race, ethnicity, gender, sexual orientation, disabilities, family status, religion or any other dimension of diversity.

Inter Pipeline is encouraging a culture where everyone can be powerful allies for each other at work and building a space for issues and equality to be discussed without judgement. At the end of 2020, Inter Pipeline established a mandatory unconscious bias training program that all employees will complete by the end of 2021. To increase transparency and build trust, Inter Pipeline will be conducting a comprehensive demographic assessment of our workforce in 2021.

Inter Pipeline has strong executive oversight of its diversity and inclusion strategy, to help steward actions identified to foster an inclusive workplace. Inter Pipeline has also established a Diversity and Inclusion Council (the “Council”) comprised of 12 employees from across various business units to assist with moving the program forward. The Council, in addition to the previously established Inter Pipeline Women’s Network, leads several key initiatives and has executive sponsorship from the President and CEO and Senior Vice President, Corporate Services. Inter Pipeline continues to plan and execute on activities and educational opportunities to help advance the dialogue on diversity and inclusion in the workplace.

Inter Pipeline continues to embed and enhance inclusive practices throughout our programs and approach to people management including variable work schedules and flex-options and other like benefits to support its employees and their diverse needs.

Inter Pipeline has also taken a public stance on its journey towards inclusion with Inter Pipeline’s CEO reinforcing our commitment to meaningful and enduring change. Inter Pipeline is a signatory to the BlackNorth Initiative, which was formed in response to the recent spotlight on injustices experienced in society by Black and Indigenous communities. Further, Inter Pipeline’s new Indigenous Policy confirms our respect for the cultural diversity of Indigenous Peoples and recognizes the traditional territories and unique legal rights Indigenous People hold in Canada. The Indigenous Policy also outlines our commitment to building mutually beneficial relationships with Indigenous communities including proper consultation and new business development opportunities.

The Truth and Reconciliation Commission Call to Action #92 (“TRC #92”) asks all Canadian corporations to contribute to reconciliation by providing education for management and staff on the history of Aboriginal peoples, including the history and legacy of residential schools, the United Nations Declaration on the Rights of Indigenous Peoples, Treaties and Aboriginal rights, Indigenous law, and Aboriginal–Crown relations. Inter Pipeline supports TRC #92 and the right to self-determination, including the right to maintain distinct political, social and cultural practices and institutions, and is open to exploring new ways of working together with Indigenous communities pursuing greater self-determination. Inter Pipeline also provides training and educational opportunities for Inter Pipeline directors, executives, employees and contractors to develop and enhance their understanding and awareness of Indigenous history traditions and cultures.

Inter Pipeline also contributes to Women Building Futures (“WBF”). WBF transforms lives by offering industry recognized training in trades and affordable housing to prepare women for careers leading to economic prosperity. Inter Pipeline has partnered with WBF for a $160,000 per year commitment to inspire women living in the Alberta Industrial Heartland to pursue a career in the energy industry and possibly join the HPC Project team. Inter Pipeline is proud to support WBF as one of our iCare Legacy charities with a $580,000 contribution over three years.

Sustainability and ESG Initiatives

Throughout its history, Inter Pipeline has had a steadfast commitment to building a sustainable future through its operating practices. With an increasing focus on sustainability across all industries, Inter Pipeline recently included within its mission an unwavering commitment to sustainable practices and operational excellence. Accordingly, Inter Pipeline operates all aspects of its business in a safe, reliable manner and maintains positive relationships with its customers and stakeholders in the communities in which it operates, which includes Indigenous Peoples, governments and regulatory agencies. Inter Pipeline also continually strives to improve its operational efficiency and conduct its business in an ethically, environmentally and socially responsible manner. Inter Pipeline recently updated its ESG strategy in order to provide further foundation for sound ESG practices. This strategy applies to all business activities in the communities where Inter Pipeline operates with the objective of unifying our efforts to address sustainability risks and opportunities.

Inter Pipeline will continue to advance this strategy by:

•	Developing and embedding sustainability practices across Inter Pipeline, including the annual creation of ESG goals and objectives within the business;
•	Enhancing disclosure through identifying, tracking, reporting and communicating ESG key performance indicators (“KPIs”) deemed to be material for Inter Pipeline;
•	Establishing targets that can be verified and developing action plans to achieve those targets;
•	Identifying ESG champions to support integration of the ESG strategy into Inter Pipeline’s corporate strategy;
•	Creating a long-term plan that identifies how Inter Pipeline will support the transition to a low carbon economy;
•	Evaluating the impact of potential acquisitions and divestitures on ESG goals and objectives; and
•	Producing a focused, high-quality ESG report on a biennial basis to communicate our strategic objectives and achievements towards our goals.

To highlight Inter Pipeline’s ongoing efforts to create long-term value for its consumers, customers, communities, and IPL Shareholders, Inter Pipeline makes various ESG documents available on its website, including its most recent Sustainability Report and its 2020 Sustainability Summary Statistics. Sustainability and ESG related issues are reviewed and discussed by the IPL Board and the Human Resources and Governance Committee on a regular basis. In 2020, the Human Resources and Governance Committee’s terms of reference were updated to address the Human Resources and Governance Committee’s oversight responsibilities with respect to sustainability and ESG matters. The IPL Board’s terms of reference were also updated in 2020 to reflect its commitment to, and oversight of, sustainability and ESG matters.

Inter Pipeline will continue to partner with external organizations, industry associations and government to continue to advance Inter Pipeline’s ESG objectives. Inter Pipeline has fostered and developed relationships with various external organizations, associations and government initiatives to support the communities it works with or to enhance Inter Pipeline’s ESG objectives. In particular, Inter Pipeline created Plastics Research in Action, a partnership with the Northern Alberta Institute of Technology (“NAIT”) which is funded by a $10 million commitment from Inter Pipeline which represents the largest applied research partnership in NAIT’s history. Plastics Research in Action focuses on identifying opportunities for society to reuse and recycle plastic waste as well as optimizing facility processes and Inter Pipeline’s HPC Project.

In addition, Inter Pipeline belongs to other organizations, including: Responsible Care, The Alliance to End Plastic Waste, The Chemistry Industry Association of Canada (“CIAC”), Plastics Alliance of Alberta, Energy Sector Sustainability Leadership Initiative, and the Canadian Business for Social Responsibility. Inter Pipeline’s endorsement of the CIAC includes support for industry commitments that advance the value of post-consumer plastics and aims to reduce, recycle or recover 100% of plastic packaging by 2040.

Cyber Security

Inter Pipeline has developed a comprehensive Cyber Awareness Program that mobilizes the employee base to combat cybersecurity risks. This is a risk-based training program that is extended to our employees, contractors and contingent workforce that interacts with our business and includes ongoing training and targeted awareness sessions. The risk-based approach allows Inter Pipeline to identify various roles within Inter Pipeline that pose a greater risk to cybersecurity vulnerabilities, and tailor training and awareness initiatives that are specifically targeted to these roles.

Inter Pipeline maintains information security cyber risk insurance and has a cybersecurity policy. Inter Pipeline’s cyber security oversight program aligns with leading industry practices and with the National Institute of Standards and Technology (“NIST”) Framework for Improving Critical Infrastructure Protection and International Organization of Standards. Inter Pipeline also engages a third party to conduct a NIST maturity assessment to identify potential areas for further enhancements. Senior leadership briefs the board on information security matters and finally, Inter Pipeline has not experienced any material information security breach in the last 3 years.

Nomination of Directors, New Director Search Process and Directors’ Skills Matrix

In determining whom to recommend as IPL Board nominees, the Human Resources and Governance Committee, which is comprised entirely of independent directors, annually reviews the performance of each individual director and undertakes a detailed search in the event that a new or additional board member is to be added to the IPL Board. In 2020, the Human Resources and Governance Committee completed a comprehensive review of its directors’ skills matrix. The content and reporting approach of the directors’ skills matrix were compared against those of peer group companies as well as governance best practices and emerging trends. The Human Resources and Governance Committee agreed to add Petrochemicals and Plastics as a category in the skills matrix to recognize the expertise required to support the HPC Project. The Human Resources and Governance Committee was of the view that the remaining matrix sufficiently met the needs of the IPL Board at this time and no other changes were made. In 2020, the directors completed a self-assessment based on the categories within the skills matrix. Each director rated his or her own skill level in the areas determined to be critical to the success of the organization. The purpose of this assessment is to allow Inter Pipeline to better understand the skills of each individual director based on overall combination of education, work experience, board experience and training.

New Director Search Process

The Human Resources and Governance Committee considers gaps in the IPL Board’s composition or expertise, taking into account the directors’ skills matrix that the Human Resources and Governance Committee has developed, prior to seeking new candidates for board membership. Please see the skills matrix in the section below for further information. The Human Resources and Governance Committee also considers the potential need for a more diverse group of directors over time, from perspectives such as gender, age, race, Indigenous status and ethnicity, in accordance with the IPL Board’s and senior management diversity policy. A proposed candidate profile is then prepared which includes specific attributes that candidates should possess. The Human Resources and Governance Committee considers engaging outside consultants to assist in identifying prospective board candidates that possess the specific attributes identified. The Human Resources and Governance Committee also invites current IPL Board members, including the current President and Chief Executive Officer, to provide nominees for the position based upon the profile. The Human Resources and Governance Committee then compares the skill sets, expertise and backgrounds of the nominees to the board composition and expertise gaps identified previously. Each nominee’s achievements, experience, independence, and integrity are also considered by the Human Resources and Governance Committee, in addition to the existing commitments of a nominee, to ensure that such nominee will be able to fulfill his or her obligations as an IPL Board member. The Human Resources and Governance Committee engaged an external consultant, Korn Ferry, to assist with the director succession planning work in 2019 and early 2020, prior to the recruitment of the two new board members elected at Inter Pipeline’s 2020 annual and special virtual-only meeting of IPL Shareholders.

Following the completion of the Human Resources and Governance Committee’s review process, the Human Resources and Governance Committee then provides its recommendations to the IPL Board. The IPL Board, taking into account the Human Resources and Governance Committee’s recommendations, determines the individuals to be recommended to IPL Shareholders to serve as directors, or, in the event a director is appointed between annual IPL Shareholders’ meetings to fill a vacancy, the IPL Board ultimately determines whom to appoint.

Directors’ Skills Matrix

Skill	Bayle	Brown	Cella	Dill	Keinick	Korpach	Taylor Love	McKenzie	Smith
Oil and Gas and Energy Infrastructure	Ö	Ö	Ö	Ö	Ö	Ö	Ö	Ö
Corporate Executive Leadership	Ö	Ö	Ö	Ö	Ö	Ö	Ö	Ö	Ö
Strategic Development and Leading Growth	Ö	Ö	Ö	Ö	Ö	Ö		Ö	Ö
Board and Governance Experience	Ö	Ö	Ö	Ö	Ö	Ö	Ö	Ö	Ö
Financial Acumen and Capital Markets	Ö	Ö	Ö	Ö	Ö	Ö	Ö	Ö	Ö
Sustainable Business Practices and Social Responsibility	Ö	Ö	Ö	Ö			Ö	Ö	Ö
Human Resources Management and Compensation	Ö	Ö	Ö	Ö	Ö	Ö	Ö	Ö	Ö
Risk Management	Ö	Ö	Ö	Ö	Ö	Ö		Ö	Ö
Commercial Management and Marketing	Ö		Ö	Ö	Ö	Ö			Ö
Mergers and Acquisitions	Ö		Ö	Ö	Ö	Ö	Ö	Ö	Ö
Shareholder and Stakeholder Relations and Corporate Communications	Ö	Ö	Ö	Ö		Ö	Ö	Ö	Ö
International Business Experience	Ö	Ö	Ö	Ö	Ö	Ö			Ö
Major Capital Projects	Ö		Ö	Ö			Ö	Ö	Ö
Government and Regulatory Affairs	Ö		Ö	Ö			Ö		Ö
Petrochemicals and Plastics			Ö						Ö

Assessing the IPL Board

The Human Resources and Governance Committee is responsible for reviewing and reporting to the IPL Board on an annual basis its assessment of the performance of the IPL Board and the basis of its evaluation. In completing this assessment, the Human Resources and Governance Committee must review the performance of individual IPL Board members and also assess the effectiveness of the IPL Board as a whole and recommend steps which may be taken to improve effectiveness.

Annual Directors’ Questionnaire

A key part of the assessment process is the annual completion of an anonymous and confidential long form written directors’ questionnaire by each director (the “Questionnaire”). The content of the Questionnaire is reviewed each year by the Human Resources and Governance Committee and is revised as appropriate prior to the issuance of the Questionnaire to all directors in the last quarter of each year. The results of the Questionnaire are considered by the Human Resources and Governance Committee in its report and recommendations regarding IPL Board member performance are made to the IPL Board. The Questionnaire includes numerous questions pertaining to the operation and governance of the IPL Board, resources and information available to the IPL Board, planning and budgeting processes, orientation and continuing education, IPL Board effectiveness, IPL Board communications, independence of directors, Chair and committee performance and disclosure issues.

The Questionnaire also includes a detailed peer and self-evaluation section, through which the directors independently evaluate themselves and each IPL Board member’s effectiveness in areas such as communication skills, dedication to the IPL Board, understanding of IPL’s business and risks and, if applicable, committee responsibilities. As mentioned above, a director skill self-assessment in context of the skills matrix is also included in the Questionnaire.

In 2020, a director 360 degree evaluation was incorporated into the assessment process. Senior members of management provided the IPL Board with insights into management’s views and perceptions to identify areas of alignment and any potential areas for improvement. Following the Human Resources and Governance Committee’s review of the Questionnaire results, the chair of the Human Resources and Governance Committee meets with the Chair of the IPL Board to review the results, after which the Chair meets with directors individually to discuss the peer evaluation results and any outstanding issues. A summary of the responses and themes comprised within the Questionnaire results is prepared by the Corporate Secretary and made available to all members of the IPL Board to reference.

Retirement Policy Applicable to Directors and Director Term Limits

A retirement policy applicable to directors of Inter Pipeline was adopted in 2014. The retirement policy provides that, once a director reaches the age of 72, he or she is required to submit a resignation letter to the IPL Board on an annual basis. However, until the director reaches the age of 75, the IPL Board has the ability to request that the director remain on the IPL Board considering the director’s skills, experience, contributions and competencies. In the event a director remains on the IPL Board until he or she is 75, directors should anticipate that the IPL Board will accept their resignation at that time unless extenuating circumstances arise requiring the director to remain on the IPL Board. At this time, due to the adoption of the retirement policy, the Human Resources and Governance Committee believes that term limits are not required. The committee’s viewpoint is that tenure limits arbitrarily restrict experienced IPL Board members from service and that it can be important to ensure that valuable insights into Inter Pipeline’s operations, history, and policies are available through the contributions of some longer tenured directors. The committee is also of the view that director performance issues are sufficiently addressed through the IPL Board’s annual director assessment processes.

Inter Pipeline Shareholder Engagement

Inter Pipeline believes in the importance of communicating with its shareholders through accurate and transparent disclosure and reporting. Inter Pipeline also has an extensive shareholder engagement program to communicate our strategic objectives, operating performance and business development activities. Part of this program includes participation at annual investor and industry conferences, as well as conducting road-shows, one-on-one IPL Shareholder meetings and facility site tours. In addition, Inter Pipeline also provides additional information to IPL Shareholders through a variety of mediums which include its website, annual and quarterly financial reports, management information circulars, the annual information form, news releases, investor presentations, fact sheets, corporate videos, sustainability reports, and other stakeholder and community events. Senior management also host quarterly earnings conference calls and live webcasts which all IPL Shareholders can participate in and ask questions. A list of upcoming conference calls and events can be found on Inter Pipeline’s website at www.interpipeline.com.

Management regularly provides IPL Shareholder feedback to the IPL Board. IPL Board members also participate in shareholder engagement activities along with management as requested. IPL Board members also attend annual IPL Shareholders’ meetings, where IPL Shareholders can ask questions and provide direct feedback. During 2020, Inter Pipeline completed its inaugural investor outreach program to provide an additional venue for IPL Shareholders to engage openly with various members of the IPL Board and management. As appropriate, the IPL Board will continue this program on an annual basis.

In response to lower than historical IPL Shareholder support for its 2020 “say on pay” advisory vote, the IPL Board expanded their participation in shareholder engagement. Inter Pipeline began this expanded shareholder engagement through an investor outreach program in 2020. The outreach program included offering meetings to seventeen significant institutional investors of Inter Pipeline. Meetings were accepted and held with eight investors, including a mixture of Canadian and American IPL Shareholders. These meetings were led by the Chair of the IPL Board and were also attended by the incoming Chair of the IPL Board, the chair of the Human Resources and Governance Committee and the head of Inter Pipeline’s investor relations department. The agenda for these meetings requested feedback from IPL Shareholders and generally included the following content: (a) executive compensation philosophy; (b) performance of the business; (c) Inter Pipeline’s corporate governance practices; and (d) the IPL Board’s ongoing commitment to safety, diversity, mental health and environmental sustainability. Inter Pipeline considered the feedback it received into its compensation decisions and intends to continue to engage with IPL Shareholders annually and consider feedback received when making future determinations.

IPL Shareholders are able to provide comments, ask questions or make inquiries to our Investor Relations department at investorrelations@interpipeline.com or 1-866-716-7473 or can contact the Chair of the IPL Board at the following address:

Chair of the Board of Directors

c/o Inter Pipeline Ltd.

3200, 215- 2nd Street SW

Calgary, Alberta T2P 1M4

Inter Pipeline Board Committees

As mentioned earlier, the IPL Board has four committees to assist with its responsibilities, as further described below. Further information about each committee and its members can be found in this section of the Joint Information Circular, and in the terms of reference of each committee, which are available at www.interpipeline.com. These documents are reviewed on an annual basis by the relevant committee and material changes are reviewed and approved by the IPL Board. The Major Projects Review Committee was established in February 2018. In 2020, the IPL Board amalgamated the Compensation Committee and Governance Committee to form the Human Resources and Governance Committee. With the retirement of Mr. Robertson in May 2020 and Mr. Sangster and Mr. Shaw in 2021, and the onboarding of two new directors on May 7, 2020, various committee memberships changed as noted in the summaries below.

Audit Committee

The Audit Committee is responsible for overseeing Inter Pipeline’s financial reporting and for monitoring Inter Pipeline’s internal controls and financial risk management activities. In addition, the Audit Committee monitors our internal and external auditors. The Audit Committee meets quarterly with management and the external auditors, and meets separately with both management and the external auditors at the end of each Audit Committee meeting.

Chair:	Shelley Brown
Members:	Julie Dill, Arthur Korpach and Wayne Smith
Number of Meetings in 2020:	4
Independence:	100%
Qualifications:	All members must be financially literate as described in NI 52-110. All committee members must have a working familiarity of basic finance and accounting practices and at least one member must have accounting or related financial management expertise.
Financial Experts:	All four members of the committee are considered financial experts.

Key Responsibilities

Financial Reporting and Disclosure Review

•	Reviewing Inter Pipeline’s quarterly and annual financial statements, MD&A and earnings news releases
•	Reviewing significant or unusual transactions, and other potentially complex matters in relation to our financial statements
•	Reviewing the annual information form and information circulars
•	Reviewing significant accounting and reporting issues, including any new professional and regulatory pronouncements, and understanding their impact on our financial statements

Internal Controls

•

Ensuring that adequate procedures are in place for the review of Inter Pipeline’s disclosure of financial information extracted or derived from our financial statements and periodically assessing those procedures

•	Monitoring the integrity of the financial reporting process and the system of internal controls that management and the IPL Board have established
•	Reviewing on a quarterly basis Inter Pipeline’s process and progress in evaluating our internal controls system
•	Reviewing and approving the annual internal audit plan and internal audit charter and receiving regular reports from Inter Pipeline’s internal audit group

External Auditors

•

Annually evaluating the external auditors, in conjunction with management, prior to making a recommendation to the IPL Board regarding the IPL Board’s determination of whether to recommend the auditors to IPL Shareholders for appointment, including an evaluation of the auditors’ qualifications, performance, quality and candour of communications with the Audit Committee and management and the auditors’ independence, objectivity and professional skepticism

•	Making recommendations to the IPL Board regarding the appointment of the external auditors and compensation paid to Inter Pipeline’s auditors
•	Pre–approving all non–audit services to be provided to Inter Pipeline by the external auditors
•	Reviewing and approving the annual audit plan
•	Reviewing all material written communications between the external auditors and management, including the annual management representation letter and summary of unrecorded differences
•	Reviewing and approving any hiring policies regarding personnel of the present and any former external auditors

Risk Management

•	Monitoring the management of the principal risks that could impact Inter Pipeline’s financial reporting
•	Receiving updates from management with respect to Inter Pipeline’s market risk management program and the extent of market risk management transactions outstanding
•	Addressing certain complaints received by Inter Pipeline through its whistleblower process

Other Activities

In addition to addressing the regular matters reviewed by the Audit Committee through the course of the year, the Audit Committee received a detailed update on accounting processes for the HPC Project as well as a number of reports on matters identified by Inter Pipeline’s internal audit and compliance groups throughout the year. In 2020, the Audit Committee’s terms of reference were updated to provide for periodic comprehensive reviews of external auditors and the possible rotation of audit firms and/or partners. An additional update was made to the terms of reference in May 2021 to address the purpose of the Audit Committee’s review of the annual information form and management information circular. In 2020 the Audit Committee oversaw the restructuring of Inter Pipeline into four new reportable business segments effective January 1, 2021. The new business segments are transportation, facilities infrastructure, marketing and new ventures. This new structure centralizes Inter Pipeline’s marketing function, facilitates Inter Pipeline’s execution of business strategies and integrates similar assets and contract structures.

Environmental, Health and Safety Committee

The EH&S Committee assists the IPL Board by dealing with specific issues in the environment, health and safety areas. The environmental, health and safety committee also reviews risk management initiatives related to these matters.

Chair:	Julie Dill
Members:	Duane Keinick, Wayne Smith, and Alison Taylor Love
Number of Meetings in 2020:	3
Independence:	100%
Qualifications:	An engineering or operations background is considered an asset. Senior executive, and legal, compliance and/or regulatory experience is also important.

Key Responsibilities

Strategy Development

•

Assisting the IPL Board in fulfilling its oversight responsibilities in relation to the development, implementation and monitoring of the Inter Pipeline’s environment, health and safety and asset integrity programs

•	Program Development and Assessment

•	Reviewing Inter Pipeline’s environment, health and safety programs (listed below) and performance in relation to these programs:

—	regulatory compliance programs
—	health, safety and environmental programs
—	asset integrity and reliability programs
—	environmental remediation programs and activities
—	emergency response, emergency preparedness and security management programs
—	employee training programs

•	Monitoring agreed upon environment, health and safety metrics and indicators
•	Reviewing with management its response to significant environment, health and safety incidents
•	Completing annual site tours of certain of Inter Pipeline’s operating facilities

Regulatory Compliance and Public Disclosure

•	Monitoring compliance with applicable environment, health and safety legislation and industry standards
•	Completing an annual review of Inter Pipeline’s EH&S policy, values and commitments
•	Reviewing all environment, health and safety related information included in Inter Pipeline’s annual reports or reviews, the annual information form, and information circulars

Risk Management

•	Monitoring effectiveness in preventing or mitigating losses
•	Addressing certain complaints received through the whistleblower process

Other Activities

In addition to considering the regular matters reviewed by the EH&S Committee, in keeping with the environmental, health and safety committee’s tradition of having a detailed review of environment, health and safety matters affecting a specific asset owned by Inter Pipeline presented to the committee, it received a detailed report on Inter Pipeline’s Polaris and Corridor pipelines. The environmental, health and safety committee also received a number of additional reports related to environment, health and safety matters affecting Inter Pipeline, including an update on the operations sustainability strategy as well as emergency management and security. Detailed reports on Inter Pipeline’s COVID-19 response and recovery plan were also presented to the committee. Due to the COVID-19 pandemic, a facility tour did not take place in 2020.

Human Resources and Governance Committee

As noted above, the Compensation and Governance Committees amalgamated to form the Human Resources and Governance Committee. The Human Resources and Governance Committee’s mandate is to enhance Inter Pipeline’s corporate governance through a continuing assessment of its approach to corporate governance and to make policy recommendations to the IPL Board on governance–related matters. The Human Resources and Governance Committee also assists the IPL Board in fulfilling its oversight responsibilities in relation to Inter Pipeline’s compensation programs, including executive compensation and related matters, and director compensation programs. Further detail on Inter Pipeline’s director compensation program is included in “Director Compensation Discussion and Analysis” in this Appendix H and further detail on Inter Pipeline’s executive compensation program is included in “Director and Executive Compensation – Compensation Program Design and Key Elements” in this Appendix H.

Chair:	Alison Taylor Love
Members:	Shelley Brown, Peter Cella, Duane Keinick and Arthur Korpach,
Number of Meetings in 2020*:	16
Independence:	100%
Qualifications:	Senior executive, legal, compliance and/or regulatory experience, human resources and/or compensation is important Experience serving on compensation committees of other boards is an asset.

*	the number of meetings in 2020 includes the additional meetings for the director search that took place in early 2020, as well as the combination of the two committees.

Key Responsibilities

Board Governance

•	Regularly reviewing the size, composition and profile of the IPL Board, including the independence of directors and the retirement age of directors

•

Reviewing and reporting to the IPL Board its annual assessment of board performance, including individual IPL Board member performance and IPL Board effectiveness as a whole, and recommending steps to improve IPL Board performance

•	Assessing the availability, relevance and timeliness of information required by the IPL Board

•	Reviewing the qualifications of proposed nominees for election to the IPL Board, or to be appointed to fill any vacancies, and making related recommendations to the IPL Board

•	Reviewing the reporting strategy related to sustainability and ESG matters and providing general oversight of sustainability and ESG issues

•	Making recommendations to the IPL Board in relation to the composition of IPL Board committees

•	Assessing the relationship between the IPL Board and management

•	Ensuring that Inter Pipeline has a board and senior management diversity policy and that it is reviewed and updated annually

•	Addressing certain complaints received by Inter Pipeline through its whistleblower process

•	Reviewing any related party transactions in which a director or officer has a material interest

Compliance and Disclosure

•	Recommending and bringing forward to the IPL Board, annually, a general list of corporate governance issues for review, discussion or action by the IPL Board or IPL Board committees

•	Reviewing Inter Pipeline’s policies and procedures to ensure that the IPL Board is able to, and is, functioning independently of management

•	Ensuring that any issues of corporate governance identified by any directors are raised to the IPL Board and/or management, as required

•	Ensuring that Inter Pipeline has a code of ethics and that it is implemented and monitored effectively

•	Ensuring that Inter Pipeline has a Disclosure Committee and a disclosure policy, and that the policy is implemented and monitored effectively and reviewed and updated, if necessary, annually

Outside Directorships and Succession Planning

•	Reviewing and approving the acceptance by directors or officers of outside directorships

•	Ensuring that Inter Pipeline has adequately addressed succession planning

Compensation Governance and Disclosure Review

•	Reviewing the compensation philosophy of Inter Pipeline and making recommendations to the IPL Board regarding changes to improve Inter Pipeline’s ability to recruit, retain and motivate employees

•	Reviewing executive compensation disclosure

Compensation Program Oversight

•	Reviewing and approving corporate goals and objectives related to senior management compensation

•	Evaluating senior management performance in relation to corporate goals and objectives and making compensation recommendations to the IPL Board based on this evaluation process

•	Reviewing executive employment agreements prior to full IPL Board review

•	Making recommendations with respect to director compensation

•	Making recommendations to the IPL Board regarding the implementation and administration of Inter Pipeline’s long-term incentive programs, including program design

Risk Management

Providing risk management oversight in relation to Inter Pipeline’s compensation policies and practices, including ensuring that executive compensation is aligned with Inter Pipeline’s short, medium and long–term goals.

Other Activities

In 2020, the Human Resources and Governance Committee received an overview of and reviewed Inter Pipeline’s diversity and inclusion program and amended the diversity policy to include Indigenous status and race. The Human Resources and Governance Committee also reviewed director succession planning along with the director retirement policy, sustainability initiatives and reporting, share ownership guidelines, and was provided updates on litigation and dispute matters involving Inter Pipeline, as well as general updates on recent corporate governance developments and Inter Pipeline’s community engagement programs. Inter Pipeline’s approach to sustainability and its strategy pertaining to environment, social and governance were also reviewed by the Human Resources and Governance Committee. In 2020, the Human Resources and Governance Committee’s terms of reference were updated to address the committee’s oversight responsibilities with respect to sustainability and ESG matters and review of related party transactions in which a director or officer has a material interest. The Human Resources and Governance Committee consulted with a third-party advisor, Global Governance Advisors (“GGA”), to review the current and emerging executive and director compensation trends, as well as matters related to Inter Pipeline’s approach to general employee compensation and the development of a new compensation and career framework. The Human Resources and Governance Committee also completed a review and assessment of its industry peer group for evaluating executive compensation. A CEO and director 360 degree evaluation were also considered and implemented in 2020 as part of the evaluation process. The Human Resources and Governance Committee also oversaw the development of a compensation and career framework applicable to all of Inter Pipeline’s employees, other than its senior executive.

Major Projects Review Committee

The Major Projects Review Committee was formed in February 2018 with the mandate to assist the IPL Board in fulfilling its oversight responsibilities relating to the planning, development, construction and start-up of certain major capital projects identified by the IPL Board. The Major Projects Review Committee is responsible for broadly reviewing and monitoring project management processes, capital costs, procurement practices, and project schedules in a more in-depth manner than time permits during regularly scheduled IPL Board meetings.

Chair:	Peter Cella
Members:	Arthur Korpach and Wayne Smith
Number of Meetings in 2020:	4
Independence:	100%
Qualifications:	An engineering, development or operations background is considered an asset. Senior executive and project development experience is also important.

Key Responsibilities

Progress Reviews

•	The Major Projects Review Committee will review the progress of major capital projects by reviewing:

-	progress against project management processes

-

project planning documents, including project management plans, execution strategies, project development plans, compliance with Inter Pipeline’s development and implementation process and construction contracting strategies

-	periodic cost reports, including methodologies, impact of change orders, trend analysis and overall forecasts

-	baseline project schedules, periodic progress reports, project look-aheads and overall completion forecasts as projects advance throughout the execution phase

-	project risk analysis and risk mitigation plans

-	operational staffing and commissioning plans

-	start-up and readiness activities

-	upcoming activities, including future key project decisions and milestones

-	project look-backs, including a review of the scope and quality achieved compared to the original project approvals, final cost and schedule analysis, and key lessons learned

Receive Information on Behalf of IPL Board

•	The Major Projects Review Committee will also receive information on the key aspects of major capital projects, including:

-	procurement and construction commercial terms that may impact project execution

-	significant regulatory, political or stakeholder issues

-	significant safety or environmental matters impacting the project

-	evolving industry trends that could affect the success of the project

Other Activities

The Major Projects Review Committee provided oversight with respect to the development of the HPC Project through quarterly committee meetings. The Major Projects Review Committee also focused on the COVID-19 pandemic, in particular, the impacts, mitigations and safety protocols at the HPC Project. There was also an increased focus on commissioning, start-up and business and operational readiness plans, as the complex will be moving from construction to operations in 2021.

Director and Executive Compensation

Executive Summary

Named Executive Officers

For 2020, Inter Pipeline’s “Named Executive Officers” are the following individuals:

•	Christian Bayle, President and Chief Executive Officer
•	Brent Heagy, Chief Financial Officer
•	James Madro, Senior Vice President, Petrochemicals
•	Jeffrey Marchant, Senior Vice President, Transportation
•	Bernard Perron, Senior Vice President, Projects and Operations Services

Strategic Vision

Inter Pipeline’s strategic vision is to be Canada’s most respected and innovative energy infrastructure company. Inter Pipeline has developed four pillars in Inter Pipeline’s mission statement to achieve this vision, set out below. Inter Pipeline will:

•	foster an outstanding employee experience;
•	cultivate strong partnerships with Inter Pipeline’s customers and stakeholders;
•	be unwavering in our commitment to sustainable practices and operational excellence; and
•	deliver superior long-term returns for investors.

Each year, Inter Pipeline establishes strategic objectives which are guided by our long-term vision. Inter Pipeline’s executive compensation program is designed to link Inter Pipeline’s strategic aims and performance objectives with appropriate compensation elements in order to ensure our executives are focused on Inter Pipeline’s long-term success.

2020 Corporate Performance Considerations

2020 was an unprecedented year of challenge for Inter Pipeline due to the impacts of the COVID-19 pandemic and the global crash in commodity prices while Inter Pipeline continued to progress its largest capital project in its history, the HPC Project. Despite these challenges, Inter Pipeline achieved positive results in several key areas.

From a financial performance perspective, solid financial results were generated in the oil sands transportation and European storage businesses, despite the challenging business environment in 2020. During the year, Inter Pipeline entered into a new $1,000 million credit facility, renewed and extended a $500 million term loan and issued $700 million of 7-year term notes.

Inter Pipeline maintained full operational capability through the COVID-19 pandemic, with very strong reliability results in the transportation and NGL processing businesses. Inter Pipeline also produced very strong safety results with Canadian operations meeting or exceeding all total recordable injury, vehicle accident and process safety targets, and Canadian operations had no recordable injuries. Asset reliability performance and pipeline availability rates were also strong throughout the year.

With respect to project execution, Inter Pipeline successfully managed a number of important opportunities in 2020, including continuing to efficiently progress the HPC Project despite the challenges presented by the COVID-19 pandemic. The estimated HPC Project capital cost increased to approximately $4,000 million in 2020, and then in 2021 to $4,200 million, with the increases predominantly due to operational challenges presented by the COVID-19 pandemic during the construction phase and additional resources devoted to critical project commissioning and start-up plans. Despite these challenges, Inter Pipeline reached a number of key construction milestones, and also progressed the development of the HPC Project operational and business readiness programs during the year. A significant majority of other projects were completed within approved budgets and on or ahead of schedule. All project execution work completed during the year, including HPC Project construction, was completed with exceptional safety results.

From a commercial development perspective, Inter Pipeline progressed and completed a number of important opportunities in 2020, including the completed divestiture of the majority of the European Bulk Liquid Storage business under attractive terms and the asset swap with Plains Midstream whereby Inter Pipeline acquired the Milk River Pipeline System in exchange for the Empress II and Empress V Straddle Plants.

As expected in connection with the difficult business environment in 2020, Inter Pipeline also experienced some negative impacts to its business. Inter Pipeline’s funds from operations (“FFO”) reduced to $1.85/share, largely due to the collapse in NGL pricing and a reduction in conventional pipeline toll revenue and marketing profit. Inter Pipeline also reduced its dividend in response to the challenges presented by the COVID-19 pandemic and the significant decrease in global energy prices in early 2020. Finally, S&P Global Ratings Canada (“S&P”) reduced Inter Pipeline’s credit rating to BBB-.

Executive Compensation Philosophy

Inter Pipeline has a modern, comprehensive executive compensation program that includes market competitive base salaries, a performance driven short-term incentive framework, IPL Incentive Awards, a clawback policy and share ownership requirements. Inter Pipeline’s executive compensation policies provide a high degree of transparency with respect to Inter Pipeline’s compensation practices and help ensure an alignment of interests with IPL Shareholders.

This alignment is further enhanced by Inter Pipeline’s share ownership requirements that apply to each of Inter Pipeline’s directors and officers. Inter Pipeline is proud of the significant IPL Common Share holdings of Inter Pipeline’s directors and executive officers that, as of today, total $29,392,273. Inter Pipeline believes that the share ownership requirements help promote a long-term view towards creating shareholder value as opposed to a focus on short-term gain.

Executive and Director Compensation Program Updates

In 2019 and 2020 the IPL Board, on the recommendation of the Human Resources and Governance Committee (previously the Compensation Committee), implemented a number of changes to Inter Pipeline’s approach to executive compensation, including:

•	the adoption of business unit objectives;
•	updates to Inter Pipeline’s compensation peer group to more closely reflect Inter Pipeline’s size and business scope;
•	the implementation of a non-pension-based retirement program for all employees, including executives;
•

the removal of single-trigger change of control terms in our long-term incentive plans, applicable to all employees and executives, resulting in Inter Pipeline having no single trigger elements in any component of executive compensation going forward; and

•

the adoption of a new performance criteria for IPL PSUs, return on invested capital (“ROIC”), which assesses Inter Pipeline’s efficiency in allocating capital to profitable investments, and how well a company is using its money to generate returns.

Key Compensation Decisions in 2020

Key compensation decisions in 2020 took into account Inter Pipeline’s corporate and business unit performance during the year, as well as individual performance. Further, in response to the significant decrease in global energy prices and the COVID-19 pandemic, Inter Pipeline implemented measures to restrict discretionary spending across the organization as well as lower fixed costs. As part of this effort Inter Pipeline took the following actions effective April 1, 2020: (a) the President and Chief Executive Officer’s salary was reduced by 20%; (b) all other executive salaries were reduced by 10%; and (c) the IPL Board cash retainer was reduced by 15%. Effective January 1, 2021, 50% of these salary reductions were reinstated, and effective March 1, 2021, salaries were fully reinstated. The following key compensation decisions were also made in 2020 (% change versus 2019):

Compensation Element	President & CEO	Other Named Executive Officers	Rationale
Base salary adjustments	-13.2%	-3.9%	In response to global energy prices and the COVID-19 pandemic, Inter Pipeline implemented measures to reduce executive salaries.(1)
Short-Term Incentive Payments	-10.8%	-12.8%

In response to a difficult market environment, a drop in global energy prices and the COVID-19 pandemic, the IPL Board exercised downward discretion in its process for determining certain Named Executive Officer 2020 short-term incentive amounts.(2)

Long-Term Incentive Awards	0.0%	6.9%

The named executives (excluding Messrs. Bayle and Heagy) received increases to recognize individual performance and in certain cases to address market competitiveness, to ensure long-term retention and to reflect increases in experience and responsibility. Long-Term Incentive Awards were unchanged after an increase last year for Messrs. Bayle and Heagy.(3)

Notes:

(1)	See also “Director and Executive Compensation – Compensation Program Design and Key Elements – Base Salaries” in this Appendix H.
(2)	See also “Director and Executive Compensation – Compensation Program Design and Key Elements – Short-Term Incentive” in this Appendix H.
(3)	See also “Director and Executive Compensation – Compensation Program Design and Key Elements – Long-Term Incentive Plan” in this Appendix H.

Executive Compensation Discussion and Analysis

The following discussion in this section of the Joint Information Circular describes Inter Pipeline’s executive compensation program. It includes information relating to our philosophy and approach to executive compensation, the methodologies and market research Inter Pipeline uses in determining compensation, as well as actual compensation paid to Named Executive Officers for their 2020 performance.

Compensation Governance

The following is a description of the key governance protocols Inter Pipeline follows in administering its executive compensation programs.

Compensation Oversight

The IPL Board has ultimate responsibility for compensation matters at Inter Pipeline. The Human Resources and Governance Committee assists the IPL Board in conducting a detailed review of proposed director and senior executive pay parameters, corporate policies related to compensation matters and the oversight of Inter Pipeline’s overall compensation framework applicable to all employees. Each year, Inter Pipeline’s Human Resources and Governance Committee assesses the skills, experience and credentials held by each committee member to ensure that Inter Pipeline has fully qualified representatives on the Human Resources and Governance Committee.

The Human Resources and Governance Committee is comprised of five independent directors. Each of these directors has worked in leadership roles and has specific experience in compensation matters, with an appropriate mix of experience in legal, accounting, corporate strategy and financial matters.

Further details of each Human Resources and Governance Committee member’s compensation–related experience are set out in the table below.

Alison Taylor Love (Chair)	• Direct human resources and compensation experience • Senior executive experience • Legal, compliance and regulatory experience • Experience on compensation committees of other boards

•   Over thirty years’ experience as a corporate and securities lawyer, including extensive experience advising boards and committees

•   Served most recently as Corporate Secretary, Chief Compliance Officer and Vice President at Enbridge Inc.

•   Experience providing advice on compensation programs for senior officers, including incentive plans and employment agreements

•   Served on compensation committees of a number of not–for–profit organizations

•   Serves as an instructor for the Institute of Corporate Directors’ Director Education Program in relation to executive compensation, CEO succession and evaluation, and board effectiveness

Shelley Brown	• Direct human resources and compensation experience • Senior executive experience • Compliance and regulatory experience	• Previously a partner in two of the world’s largest professional services firms • Responsible for executive compensation programs as a senior leader at a number of organizations

• Experience on compensation committees of other boards
Peter Cella	• Direct human resources and compensation experience • Senior executive experience • Compliance and regulatory experience • Experience on compensation committees of other boards

•   Previously served as President and CEO of Chevron Phillips Chemical Company LP, and as an executive of a number of other large multinational companies

•   Responsible for executive compensation programs as a senior leader at a number of companies

•   Served on compensation committee of another large company

Duane Keinick	• Direct human resources and compensation experience • Senior executive experience • Experience on compensation committees of other boards

•   Previously served as Senior Vice President and Managing Director of CIBC World Markets Inc. (“CIBC”), responsible for CIBC’s worldwide oil and gas corporate banking group in Alberta

•   Involved in developing and implementing the compensation structure, including salary, and short and long–term incentives, for direct reports and his peers in Alberta and globally

•   Served on compensation committees of a number of not–for–profit organizations

Arthur Korpach	• Direct human resources and compensation experience • Senior executive experience • Experience on compensation committees of other boards

•   Former Vice Chairman Investment Banking of CIBC World Markets Inc. where he managed the firm’s global oil and gas business.

•   Responsible for executive compensation programs as a senior leader at a previous company

•   Served on compensation committee of another large public company

In addition to the Human Resources and Governance Committee’s collective experience in compensation matters, all Human Resources and Governance Committee members stay informed of developments and trends in compensation matters and applicable legal and regulatory requirements.

Compensation Philosophy

Inter Pipeline is a strong proponent of paying for performance. Inter Pipeline’s executive compensation program includes a clear and direct link between compensation and the achievement of Inter Pipeline’s short and medium–term corporate and business unit objectives as well as the advancement of our longer–term corporate strategies. In setting and reviewing Inter Pipeline’s executive compensation, Inter Pipeline seeks to achieve the following objectives:

•	Align the interests of Inter Pipeline’s executives with those of its shareholders
•	Ensure pay for performance
•	Advance Inter Pipeline’s corporate objectives and strategies
•	Promote disciplined growth and the achievement of strong and sustainable financial results
•	Ensure that our compensation program is sufficiently flexible to adapt to unexpected developments
•	Attract and retain highly competent, results–oriented and committed executive talent
•	Ensure that Inter Pipeline’s compensation framework takes into account the multi–year development horizons of major energy infrastructure projects
•	Ensure the compensation awards are competitive with industry precedents and good governance practices

In determining senior executive compensation levels, the Human Resources and Governance Committee takes into account Inter Pipeline’s overall corporate performance, business unit results and each executive’s accomplishments relative to their individual objectives. The Human Resources and Governance Committee believes that a significant portion of executive pay should be at–risk. As such, Inter Pipeline is committed to paying its executives a market–competitive base salary. However, short-term incentives are variable from year-to-year and tied to corporate, business unit and individual performance. Furthermore, the ultimate value of long-term incentive awards varies with corporate and share price performance. This results in a significant proportion of executive compensation being linked to overall company performance and, ultimately, IPL Shareholder success. The Human Resources and Governance Committee reviews market survey results to help ensure that pay awards are competitive within our industry while reflecting an appropriate pay mix among compensation components.

Inter Pipeline believes that the structure of long–term incentive programs should be highly transparent to investors and aligned with investors’ interests. Inter Pipeline also believes in simplicity of compensation design to ensure that investors clearly understand how executives are rewarded. Accordingly, Inter Pipeline does not grant stock options or other “security-based compensation arrangements” and does not offer a defined benefit pension plan. These forms of long–term compensation remain quite prevalent within our peer group. Inter Pipeline’s alternative approach is to offer participation in an employee savings plan whereby Inter Pipeline will contribute two times the employee contributions, up to a maximum 12% of the employee’s base salary and bonus.

In support of Inter Pipeline’s compensation philosophy, in 2020, the Human Resources and Governance Committee retained an independent compensation advisor, Global Governance Advisors, to review and provide independent recommendations on Inter Pipeline’s executive compensation practices.

Link between Executive Compensation, Corporate Strategy and Performance

On an annual basis, Inter Pipeline creates a corporate strategic plan which defines the core financial, commercial and operational strategies it intends to pursue to position our business for long–term, profitable growth. Each corporate strategy is supported by a series of strategic initiatives which include specific, actionable projects. Individual executives are assigned responsibility for each strategic initiative. All of Inter Pipeline’s strategies are to be achieved with a strong focus on sustainability, and strong environmental, social and governance practices. Inter Pipeline’s corporate strategies for 2020 are described below:

•	Protect, and expand Inter Pipeline’s existing franchises
•	Strengthen and diversify our business activities
•	Advance the HPC Project investment according to its operational, commercial and financial objectives
•	Create long-term value through innovation
•	Ensure safe, compliant and reliable operations
•	Aggressively manage operating and general and administrative expenses and sustaining capital investments
•	Prudently manage Inter Pipeline’s balance sheet and gain access to capital
•	Enhance core business processes

To supplement Inter Pipeline’s comprehensive strategic planning process, at the start of each year, the IPL Board annually develops and approves a list of key corporate and business unit performance measures. In addition, individual objectives are established for each senior officer, other than the President and CEO. Individual objectives incorporate the strategic, corporate and personal initiatives that are relevant to the roles and responsibilities of each executive.

Inter Pipeline strongly believes that its executive compensation practices are clearly and directly linked to our corporate strategies and business performance. Compensation levels are fundamentally driven by performance against individual objectives which, in turn, incorporate the strategic initiatives and corporate and business unit objectives relevant to each executive.

Risk Management

The IPL Board has ultimate responsibility for the oversight of ‘Inter Pipeline’s risk management function. The IPL Board has delegated its responsibility for risk management oversight in relation to compensation policies and practices to the Human Resources and Governance Committee. Inter Pipeline’s compensation framework incorporates a number of elements that are intended to ensure that inappropriate or excessive risk–taking is not encouraged, including the following:

1.

Formal Decision–Making Process: Inter Pipeline follows a formal process for making executive compensation decisions. After a comprehensive review by the Human Resources and Governance Committee, pay recommendations are considered and must be approved by the full IPL Board. No individual, or group of individuals, has undue influence on the determination of executive pay.

2.

Benchmarking: Executive compensation is reviewed annually and Inter Pipeline uses industry benchmarking data to assess the competitiveness and appropriateness of proposed pay levels versus comparator groups in our sector of the energy industry.

3.

Independent Advice: The Human Resources and Governance Committee uses external advisors, when required, to review Inter Pipeline’s executive compensation framework and provide an assessment of our pay practices versus those of our peers.

4.

Focus on Long–Term Performance: Inter Pipeline ensures that executive pay is heavily weighted toward long–term incentives. Furthermore, a large portion of our cash flow is derived from stable, long–term contracts with no commodity price exposure. Inter Pipeline’s business fundamentals and compensation practices promote long–term performance rather than short–term gains.

5.

Importance of Corporate, Business Unit and Individual Objectives: Inter Pipeline’s corporate, business unit and individual officer objectives are formally documented each year. Accordingly, performance expectations are highly visible and form the basis for determining individual compensation awards.

6.

Share Ownership Guideline: Mandatory share ownership requirements apply to our senior officers and directors. Such requirements help promote a balance between short and long-term objectives by ensuring that officers and directors have a vested interest in creating long-term, sustainable value for IPL Shareholders.

7.

Policy Prohibiting Hedging: Inter Pipeline has implemented a policy that prevents our officers and directors from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in the market value of IPL Common Shares.

8.

Limitations on Short-Term Incentives: Inter Pipeline’s compensation framework specifies maximum short-term incentives based on a multiple of each senior executive’s base salary. Limitations on short-term incentive payments serve to discourage excessive risk- taking.

9.	Claw-Back Policy: This policy allows Inter Pipeline to recover past incentive compensation awards under the circumstances of fraud or willful misconduct on the part of the executive.

10.	Double Trigger Vesting: No component of Inter Pipeline’s executive compensation program includes single trigger vesting provisions.

Inter Pipeline believes that its corporate culture also plays an important role in preventing inappropriate and excessive risk–taking. Inter Pipeline’s core values — Honesty and Integrity, Teamwork, Pursuit of Excellence and Entrepreneurial Spirit — defines its approach to business and drive the behaviour of its directors, officers and employees.

The Human Resources and Governance Committee has considered the concept of risk in relation to our executive compensation program and has not identified any risks arising from Inter Pipeline’s compensation policies and practices that are reasonably likely to have a material adverse effect on our business.

Share Ownership Guideline

Inter Pipeline has established a minimum share ownership guideline which applies to all executive officers and directors. Executive officers are required to hold IPL Common Shares and/or IPL RSUs and/or IPL PSUs equivalent in value to a multiple of their salary as set out in the table below. Executive officers were granted a five year period to meet minimum share ownership levels following implementation of the guideline. Effective June 1, 2015, Inter Pipeline incorporated a new requirement in the share ownership guideline specifying that at least 50% of the minimum shareholding requirement applicable to each executive officer and director must be held in the form of IPL Common Shares. Effective February 4, 2021, Inter Pipeline adopted a restriction whereby executive officers and directors cannot sell any of their IPL Common Share holdings until they meet their applicable share ownership requirements.

The following is a description of the equity ownership guideline applicable to Inter Pipeline’s executive officers.

Senior Executive Officer Position	Ownership Level as a Multiple of Base Salary
President & CEO	5x
Chief Financial Officer	3x
All Other Senior Officers	2x

Current holdings as of June 16, 2021 of Inter Pipeline’s Named Executive Officers are set out below. Determination of compliance with the share ownership guideline is based on 2020 salary levels.

Name	Value of IPL Common Shares(1) ($)	Value of IPL RSUs(1) (2) ($)	Value of IPL PSUs(1) (2) ($)	Total Value of Equity Holdings ($)	Compliance with Share Ownership Guideline
Christian Bayle	10,528,950	5,587,588	5,423,027	21,539,565	Yes
Brent Heagy	792,957	1,746,157	1,694,731	4,233,845	Yes
James Madro	619,945	1,197,224	1,161,330	2,978,499	Yes
Jeffrey Marchant	9,292,200	1,197,224	1,161,330	11,650,754	Yes
Bernard Perron	613,161	1,172,121	1,136,330	2,921,612	Yes

Notes:

(1)

The value of the IPL Common Shares, IPL RSUs and IPL PSUs are calculated as set out on in “Matters to be Considered at the IPL Shareholders’ Meeting – Director Profiles” of this Joint Information Circular.

(2)	IPL RSU and IPL PSU values include vested and unvested IPL RSUs and IPL PSUs, as applicable.

Independent Advice

Originally retained in 2019, the Human Resources and Governance Committee continued to engage with its independent advisors, GGA, in 2020 to assist with both general and specific advice as it relates to executive compensation. The following table provides a breakdown of fees paid to GGA in 2020 and 2019:

	2020	2019
Executive Compensation-Related Fees	$43,013	$70,390
All Other Fees	$78,317	$0
Total Fees	$121,330	$70,390

GGA’s executive compensation related mandate and scope for 2020 was to:

•	provide insight into the emerging executive compensation and governance trends in the market;
•	in particular for 2020, provide insight and guidance for key compensation decisions in light of current economic constraints and the COVID-19 environment;
•	provide analysis of Inter Pipeline’s Named Executive Officers pay positioning relative to its closest midstream peers;
•	comment on the competitive positioning of its senior executives;
•	provide general advice relative to short-term incentive plan awards and targets for 2020;
•	provide advice on compensation discussion and analysis disclosure requirements and enhancements to Inter Pipeline’s compensation disclosure practices;
•	provide advice on CEO performance evaluation and competency development best practices; and
•	provide insight on compensation structure in the case of retirement, including the treatment of long-term incentives and cash bonuses.

During 2020, GGA also provided analysis and advice to management on the broader compensation structure for Inter Pipeline to ensure market competitiveness and alignment with executives.

Annual Process for Determining Compensation

Inter Pipeline has developed a very comprehensive process for making decisions regarding compensation for the Named Executive Officers, as well as all other executive officers. Inter Pipeline’s annual process is highly integrated with Inter Pipeline’s corporate planning processes which include the setting of corporate strategies, initiatives, and corporate, business unit and individual objectives.

Integration of Corporate Planning Activities

The table below illustrates the inter-relationships between Inter Pipeline’s corporate planning processes and the processes used to evaluate and determine compensation awards and underscores the committee’s focus on compensation governance.

Corporate Planning Processes	Compensation Review Processes

1.  The IPL Board and senior officers participate in the annual strategic planning session at which long–term strategy and objectives* are considered. (September/October)

2.  President & CEO works with senior officers to develop specific, actionable, strategic initiatives based on feedback received at the annual strategic planning session. (November/December)

3.  President & CEO finalizes and circulates the written annual strategic plan to the IPL Board and officers. (December)

4.  Human Resources and Governance Committee reviews and revises the draft objectives prepared by management which support the strategic plan. (January)

5.  IPL Board reviews and, if required, revises objectives recommended for approval by the Human Resources and Governance Committee. IPL Board makes final determination regarding objectives for the next fiscal year. (February)

6.  IPL Board reviews and, if required, revises objectives of President & CEO recommended for approval by the Human Resources and Governance Committee. IPL Board makes final determination regarding objectives of President & CEO for the fiscal year. (February)

7.  President & CEO, in conjunction with other senior officers, prepares objectives of all senior officers. (February)

1.  Human Resources and Governance Committee considers focus areas for the compensation review cycle and determines their priority areas for review, including benchmarking peer group updates. Assistance from the IPL Board’s independent compensation advisors may be requested. (July - October)

2.  President & CEO completes a self–assessment of personal performance and analyzes senior officer performance relative to corporate, business unit and individual objectives set for that fiscal year. An independent CEO evaluation is completed seeking 360 degree feedback on the CEO’s performance. (December/January)

3.  President & CEO analyzes industry benchmarking data. (December/January)

4.  Human Resources and Governance Committee reviews corporate performance relative to objectives set for the current fiscal year. The EH&S Committee assesses safety and environmental performance. Other committee chairs are also consulted on senior officer performance. (January)

5.  President & CEO makes pay recommendations to Human Resources and Governance Committee for all senior officers, supported by industry benchmarking data and corporate performance highlights. (January/February)

6.  Human Resources and Governance Committee reviews and endorses or revises recommendations for senior officer compensation. President & CEO compensation is assessed relative to corporate and individual objectives and industry benchmarking data. Human Resources and Governance Committee finalizes proposed senior officer pay recommendations for consideration by the IPL Board. (January/February)

7.  IPL Board reviews and approves or revises Human Resources and Governance Committee’s recommendations concerning compensation for all senior officers, including the President & CEO. Final pay parameters in the current compensation planning cycle are approved by the IPL Board. (February)

*	References to “objectives” include corporate and business unit objectives unless otherwise noted.

Compensation Benchmarking

Inter Pipeline’s compensation governance practices include the benchmarking of executive compensation against a market peer group of companies to ensure that its pay practices are competitive with the market.

In setting Inter Pipeline’s peer group for the current compensation cycle, the Human Resources and Governance Committee placed an emphasis on Canadian publicly-traded companies within the energy sector. The selected peer group includes pipeline operators, oil and gas producers, power and utility companies, integrated oil businesses, and select petrochemical companies. Broadly, these companies represent the organizations with which Inter Pipeline competes with for executive talent.

Inter Pipeline’s comparator group represents its closest Canadian energy sector peers in terms of enterprise value, market capitalization, revenues, and EBITDA and assets. The Human Resources and Governance Committee also considered whether potential peers operate diverse, multiple lines of business including international operations. To ensure the relevance of comparative data, the Human Resources and Governance Committee further considered the availability of compensation survey results and the level of public disclosure among potential peers.

Inter Pipeline generally target total compensation levels at the 50th percentile relative to survey results for Inter Pipeline’s benchmarking group. Actual compensation may be higher or lower than market survey data, as appropriate, to reflect the skill, scope, accountability, competency and experience of each senior executive, as well as individual contributions within the current planning cycle.

The industry benchmarking group used for evaluating market pay for Inter Pipeline’s executives is listed below. Changes made to the 2020 peer group were limited to the removal of Enerplus Corporation and Vermilion Energy due to the drop in their market capitalization.

AltaGas Ltd.	Imperial Oil Ltd.
ARC Resources Ltd.	Keyera Corp.
ATCO Ltd.	Methanex Corporation
Canadian Natural Resources Limited	MEG Energy Corp.
Capital Power Corporation	Ovintiv Inc. (formerly, EnCana Corporation)
Cenovus Energy Inc.	Parkland Corporation
Crescent Point Energy Corp.	Pembina Pipeline Corporation
Enbridge Inc.	Seven Generations Energy Ltd.
Fortis Inc.	TC Energy Corporation
Gibson Energy Inc.	Tourmaline Oil Corp.
Husky Energy Inc.

Inter Pipeline’s market benchmarking peer group consists of its major energy infrastructure peers and similarly–sized, publicly-traded companies in the energy sector. Inter Pipeline’s key business metrics relative to our peers (as at January 6, 2021) are described below:

Enterprise Value:	53rd percentile

Market Capitalization:	54th percentile

Total Assets:	42nd percentile

EBITDA:	50th percentile

Annual Revenue:	24th percentile

The Human Resources and Governance Committee recognizes that the majority of Inter Pipeline’s revenues are derived from cost-of-service and fee-for-service contracts. In comparison to many of the companies included in its benchmarking comparator group, a smaller amount of Inter Pipeline’s revenues are generated through the production and/or sale of commodities. Accordingly, Inter Pipeline’s revenues appear low relative to our compensation benchmarking comparator group, particularly during periods of elevated energy prices.

In addition, the Human Resources and Governance Committee also specifically reviewed and considered the compensation data of Inter Pipeline’s Canadian midstream peers, all of which are included in the industry benchmarking group noted above. These peers include the following six organizations:

AltaGas Ltd.	Keyera Corporation

Enbridge Inc.	Pembina Pipeline Corporation

Gibson Energy Inc.	TC Energy Corporation

These companies represent Inter Pipeline’s closest peers from an industry sector perspective and their compensation practices provide useful comparisons to ensure Inter Pipeline’s practices are aligned with market conditions.

Compensation Program Design and Key Elements

Our executive compensation program includes a fixed compensation element in the form of annual base salaries and at-risk elements in the form of discretionary short-term incentives and grants under our long–term incentive programs. In addition, executives participate in Inter Pipeline’s employee savings plan and health benefit programs. All compensation elements are considered in totality when assessing the competitiveness and appropriateness of executive compensation. To attract and retain top executive talent, Inter Pipeline must continue to offer a strongly competitive, strategically aligned and integrated package of compensation and benefits.

In contrast to the practices of many of Inter Pipeline’s corporate peers, Inter Pipeline’s compensation framework does not include the use of stock options, nor do Inter Pipeline’s executives participate in a formal pension plan or a supplemental executive retirement plan. Inter Pipeline believes that executive compensation package should fundamentally be driven by performance against well-established objectives, rather than years of service and seniority.

Executive Overall Compensation Structure

Inter Pipeline’s executive compensation program consists of the following elements:

•	Annual base salary (“Base Salary”);
•	Short-term incentive (“STIP”);
•	Long-term incentive (“LTIP”); and
•	Other compensation (Employee and executive benefits and perquisites).

Inter Pipeline believes that a significant portion of executive compensation should be “at risk”. This should result in market competitive base salaries, by tying a significant proportion of Total Direct Compensation (defined as Base Salary + STIP + LTIP) to overall company performance and, ultimately, IPL Shareholder success over the short, medium and long-term.

The illustration below summarizes the executive compensation elements offered at Inter Pipeline, and are further described below:

Position	Corporate Weighting	Business Unit Weighting	Individual Weighting
President & CEO	80%	20%	0%
Chief Financial Officer	60%	30%	10%
Other Executives	40 - 70%	30 - 40%	10 - 20%

Position	IPL RSUs (% of Annual Grant)	IPL PSUs (% of Annual Grant)
President & CEO	50%	50%
Other Executives	50%	50%

Base Salaries

Base salaries provide Inter Pipeline’s executives with a fixed level of compensation for performing day–to–day responsibilities. Key factors used to determine base salary levels include level of responsibility, stage of development and performance within current role, market conditions, internal equity and retention considerations. Base salaries are reviewed annually and provide a foundation upon which short and long–term incentives can be established.

As publicly announced on March 30, 2020, and in response to the significant decrease in global energy prices and the COVID-19 pandemic, the executive team’s base salaries were reduced in an effort to decrease overall fixed costs in the organization. The CEO was subject to a 20% reduction in base salary, and all other executives were subject to a 10% reduction in base salary. These changes were effective April 1, 2020. Effective January 1, 2021, 50% of these salary reductions were reinstated, and effective March 1, 2021, salaries were fully reinstated.

Short-Term Incentive

Inter Pipeline’s executives are eligible for an annual cash-settled STIP. This compensation element is structured to drive and reward each executive’s contributions toward current-year results, including the accomplishment of corporate, business unit and individual objectives.

A target and maximum annual STIP amount applies to each senior executive officer and is based on a multiple of base salary. In addition, specific weightings among corporate, business unit and individual objectives have been established for each executive to help assess and quantify overall performance.

To ensure a pay-for-performance approach and strong governance practices, STIP payouts are made based on a pre-established and disclosed formula (set out below).

A performance score, ranging between zero and two, is assigned by the Human Resources and Governance Committee for annual accomplishments relative to the corporate and business unit objectives established at the beginning of the year. Performance scores in each of these areas are weighted and aggregated to determine corporate and business unit performance factors that are applicable to the STIP calculations for senior executive officers. Individual performance factors are determined by the committee based on accomplishments relative to strategic initiatives assigned to each senior executive officer as well as other individual objectives.

The target levels of STIP awards, by senior executive officer category, are described below.

Senior Executive Officer Category	Target Bonus	Maximum Bonus	Corporate Weighting	Business Unit Weighting	Individual Weighting
President & CEO	100% of Salary	200% of Salary	80%	20%	0%
Chief Financial Officer	80% of Salary	160% of Salary	60%	30%	10%
Senior Vice President	80% of Salary	160% of Salary	50%	30 – 40%	10 – 20%

A detailed description of Inter Pipeline’s performance relative to performance measures in 2020 and Human Resources and Governance Committee-assigned scores are set out in “Director and Executive Compensation – 2020 Corporate and Business Unit Performance” in this Appendix H.

Annual STIP payments to Inter Pipeline’s senior executives for the 2020 performance year were well within the target and maximum ranges established for each senior executive officer. The IPL Board may exercise discretion in adjusting calculated bonus amounts either upward or downward. Such adjustments may be required, from time to time, to account for performance considerations that were not contemplated when corporate, business unit and individual objectives were set at the beginning of each year. The IPL Board used the unreduced 2020 base salaries to calculate the STIP but then exercised downward discretion in its 2020 STIP decision-making process whereby all Named Executive Officer’s 2020 STIP levels were below 2019. Despite applying a formulaic approach to awarding STIP amounts, Inter Pipeline remains committed to retaining the pay-for-performance principles that have contributed to its strong growth and success over the past decade.

Long-Term Incentive Plan

Inter Pipeline’s long–term incentive plan includes awards under the IPL RSU Plan and the IPL PSU Plan. Collectively, Inter Pipeline’s long-term incentive plans have been designed to reward senior executives for strong, sustained performance, reflective of the long development horizons required to originate, commercially execute, construct and operate major energy infrastructure projects.

The IPL Board believes that the structure of long-term incentive programs should be highly transparent to investors and ensure Inter Pipeline’s executive team is focused on long-term value creation.

Annual long-term incentive grants to Inter Pipeline’s senior executives are equally weighted between IPL RSUs and IPL PSUs. The principal features of both plans are described in the table below.

	IPL RSU Plan	IPL PSU Plan
Eligibility	Directors, officers, employees and consultants	Senior officers only
Grant Frequency	Typically granted on an annual basis	Typically granted on an annual basis
Initial Grant Value	Set at the time of grant as a multiple of base salary; number of IPL RSUs granted based on the recent price of IPL Common Shares	Set at the time of grant as a multiple of base salary; number of IPL PSUs granted based on the recent price of IPL Common Shares
Exercise Value	Valued at the recent price of IPL Common Shares, plus notional accrued dividends during the period held	Valued at the recent price of IPL Common Shares, plus notional accrued dividends during the period

	IPL RSU Plan	IPL PSU Plan
held. A performance multiplier is applied at the end of the three year vesting period
Vesting(1)	1/3 after one year from date of grant 1/3 after two years from date of grant 1/3 after three years from date of grant	100% “Cliff” vest at the end of the three year performance period
Payout	Paid in cash upon voluntary exercise of vested units, or automatically after three years	Paid in cash at the end of the three year performance period
Voting Rights	IPL RSUs do not hold voting rights	IPL PSUs do not hold voting rights

Note:

(1)	IPL RSU grants held by U.S. resident directors are subject to cliff vesting at the end of the three year performance period.

The objective of granting both IPL RSUs and IPL PSUs is to align executive compensation with the longer-term interests of IPL Shareholders. This is accomplished through each plan’s inherent design that establishes that grants will increase in value if Inter Pipeline’s share price appreciates above the applicable grant price over the vesting periods. The IPL PSU Plan also includes the concept of a performance multiplier which is applied at the end of the applicable performance period and requires that certain objectives be met by the end of the performance period in order for IPL PSUs to be eligible for payout.

The IPL Board considers several factors when determining the initial grant value of long-term incentives awarded to senior executives. These factors include peer group practices, the experience and level of development of executives within their respective roles, the scope and accountability of each executive’s role, long-term employability considerations and the desired weighting of long–term incentives in the context of overall pay mix among fixed and at–risk compensation components. Previous grants of long-term incentives are not taken into account by the IPL Board when considering new grants.

The target levels of long-term incentive awards, by senior executive officer category, are described below.

Senior Executive Officer Category	Target Range - Percentage of Base Salary
President & CEO	300 to 400%
Chief Financial Officer	180 to 220%
Senior Vice President	150 to 180%
Vice President	100 to 150%

Actual long-term incentive awards can sometimes differ from target parameters, at the IPL Board’s discretion, after considering the factors noted above. The Human Resources and Governance Committee believes it is important to ensure that the pay mix for senior executives is heavily weighted toward long-term incentives on the basis that LTIP grants are both an important executive retention strategy for Inter Pipeline, as well as at-risk compensation. Both plans provide an opportunity to participate in Inter Pipeline’s long-term share price growth, while the IPL PSU further aligns executives to other financial objectives.

IPL RSUs

50% of the long-term incentive value awarded to Inter Pipeline’s senior executives is in the form of IPL RSUs. IPL RSU grants vest in equal amounts annually over a three year period. The value realized upon exercise is fundamentally tied to the recent trading price of IPL Common Shares plus notional dividends accrued during the period IPL RSUs are held by the executive. Any unexercised units and the final one-third of the initial grant are automatically exercised and the equivalent cash value is paid out at the end of three years. As previously indicated, the payout value of IPL RSUs is not contingent on performance vesting conditions.

IPL PSUs

The remaining 50% of long-term incentive value is awarded to senior executives in the form of IPL PSUs. These units “cliff” vest at the end of a three year performance period. The amount paid to executives is ultimately determined by Inter Pipeline’s corporate performance during the intervening period. Corporate performance under IPL PSU grants issued in 2020 and 2021 is measured against three performance criteria: total relative shareholder return, FFO per share and return on invested capital. These performance criteria are weighted 50%, 25% and 25% respectively.

IPL PSU grants issued prior to 2020 include two performance criteria: total relative shareholder return and FFO per share, with equal weighting.

The IPL PSU Plan has been structured to allow executive payouts of up to two times the market value in the event of extraordinary performance. Conversely, a payout of zero will result if certain thresholds are not met during the three year performance period.

The IPL Board believes that the rigid application of fixed formulae to determine payouts under our IPL PSU Plan can result in inappropriate results. Accordingly, the IPL Board may use its discretionary judgment to ensure payouts take into consideration events such as unexpected market developments, major acquisition or divestiture events and other material factors that were not contemplated in our budgeting and corporate planning cycles.

Total Relative Shareholder Return Metric

The total relative shareholder return (“TRSR”) condition is measured by Inter Pipeline’s share price performance, including dividends paid to IPL Shareholders, relative to the performance of certain other Canadian energy infrastructure companies. These companies represent Inter Pipeline’s closest peers from an industry sector perspective. Inter Pipeline’s TRSR performance is plotted against the results generated by these peers over the three year performance period.

In relation to IPL PSUs granted effective January 1, 2020, Inter Pipeline’s Canadian infrastructure peer group includes the following publicly traded companies:

AltaGas Ltd.	Keyera Corporation

Enbridge Inc.	Pembina Pipeline Corporation

Gibson Energy Inc.	TC Energy Corporation

At the end of the three year performance period, Inter Pipeline will use a linear interpolation of TRSR results among its peers to determine the performance multiplier applicable to this metric. As described below, if Inter Pipeline’s TRSR ranks last among its Canadian infrastructure peers, a performance multiplier of zero or near zero will be applied to IPL PSU grants. If Inter Pipeline’s performance is at the median of its peer group, a performance multiplier of one will apply. If Inter Pipeline ranks at the top of our peer group, a performance multiplier of two will apply.

Performance Level	Performance Multiplier
Highest Ranking in Peer Group	Performance multiplier =	2.0
Median Ranking in Peer Group	Performance multiplier =	1.0
Lowest Ranking in Peer Group	Performance multiplier =	0

Funds from Operations Per Share Metric

The second IPL PSU vesting condition is based on Inter Pipeline’s performance relative to a pre-determined target for growth in FFO per share. The target is approved by the IPL Board at the beginning of the performance period based on the outputs from Inter Pipeline’s three year corporate planning model. This model includes detailed projections of cash flow performance by business segment along with certain assumptions regarding throughput rates and commodity price relationships. Inter Pipeline’s performance forecast also takes into account future cash flow contributions from projects under construction as well as certain organic growth projects that are being pursued but have not yet been commercially secured.

The performance multiplier applicable to the FFO per share condition can range from zero to two, depending on Inter Pipeline’s actual performance. Upper, target and lower thresholds applicable to IPL PSUs granted effective January 1, 2020 are described below. None of the FFO per share corporate or business unit targets for 2020 were altered due to the COVID-19 pandemic.

Performance Level	Performance Multiplier
FFO(1) per share = 125% of target or higher	Performance multiplier =	2.0
FFO(1) per share = target	Performance multiplier =	1.0
FFO(1) per share = 75% of target or lower	Performance multiplier =	0

Note:

(1)	FFO attributable to IPL Shareholders after sustaining capital.

Inter Pipeline employs a straight line methodology to assign performance factors that fall between the upper and lower threshold values. Under no circumstances can the performance multiplier exceed 2.0. For clarity, FFO per share values are calculated as a simple average of annual results over the three year performance period.

Return on Invested Capital (ROIC)

Effective January 1, 2020, a new performance criteria was adopted based on Inter Pipeline’s performance relative to a pre-determined target for ROIC over the three year performance period commencing on January 1, 2020 and ending on December 31, 2022. The target ROIC is approved by the IPL Board at the beginning of the performance period. The methodology is based on net operating profit after tax financing based ROIC with adjustments for major capital projects. The addition of the ROIC metric was deemed important because it assesses Inter Pipeline’s efficiency in allocating capital to profitable investments, and how well a company is using its money to generate returns. This is especially important in capital intensive businesses like Inter Pipeline’s.

The performance multiplier applicable to the ROIC condition can range from zero to two, depending on Inter Pipeline’s actual performance. Upper, target and lower thresholds applicable to IPL PSUs granted effective January 1, 2020 are described below:

Performance Level	Performance Multiplier
ROIC = 125% of target or higher	Performance multiplier =	2.0
ROIC = target	Performance multiplier =	1.0
ROIC = 75% of target or lower	Performance multiplier =	0

Payout of 2018 IPL PSU Grant

The IPL PSU award granted in 2018 vested on December 31, 2020, and was paid in February 2021. This award provided for a performance multiplier from 0 to 2.0 based on the IPL Board’s assessment of how Inter Pipeline performed as compared to targets for TRSR and FFO per share over the course of the three-year period. IPL PSU payouts were calculated using a performance multiplier of 0.26, based on the following metrics:

Measure	FFO(1) per share	TRSR(3)	Combined (50/50 Weighting)
Upper Threshold	120% of Target or higher (2.0x multiplier)	Top ranking (2.0x multiplier)
Target (midpoint)	$2.24 (1.0x multiplier)	50th percentile (1.0x multiplier)
Lower Threshold	80% of Target or lower (0.0x multiplier)	Bottom ranking (0.0x multiplier)
Actual	$2.00 (0.52x multiplier)(2)	Bottom ranking (0.0x multiplier)	0.26

Notes:

(1)	FFO attributable to IPL Shareholders after sustaining capital.
(2)	In determining this value, positive impacts related to the reclassification of sustaining capital to growth capital and a change in accounting treatment of leases were removed.
(3)	The infrastructure peer group used to determine TRSR included AltaGas Ltd., Enbridge Inc., Gibson Energy Inc., Keyera Corporation, Pembina Pipeline Corporation and TC Energy Corporation.

The table below is a summary of the details of the original 2018 IPL PSU award and the amount paid to each Named Executive Officer following vesting at the end of 2020. The IPL Board did not exercise its discretion to adjust the payout values after completing the calculations described above.

Name	Original IPL PSU grant value ($)	Original IPL PSUs granted (#)	Final share price ($)(1)	Performance multiplier (#)	Actual Payout ($)	For Comparison The payout at a 1.0 performance multiplier would have been ($)

Christian Bayle	1,050,000	39,166	17.1335	0.26	174,473	671,051
Brent Heagy	437,500	16,320	17.1335	0.26	72,701	279,619
James Madro	300,000	11,191	17.1335	0.26	49,853	191,741
Jeffrey Marchant	296,452	11,122	17.1335	0.26	49,502	190,559
Bernard Perron	260,643	9,978	17.1335	0.26	44,276	170,958

Note:

(1)	This includes an amount equivalent to cash dividends declared and paid by Inter Pipeline between January 1, 2018 and December 31, 2020.

Benefits and Perquisites

Inter Pipeline’s benefits include an employee savings plan, executive health care benefits and disability insurance on an ongoing basis. Inter Pipeline believes that its health and disability benefits are market competitive and provide confidence that its executives are supported to ensure a prompt return to work in the event of illness. Inter Pipeline’s perquisites include parking privileges and business club dues on an ongoing basis. Employees are also eligible to participate in an employee savings plan whereby Inter Pipeline will contribute two times the employee contributions, up to a maximum 12% of the employee’s base salary and bonus.

2020 Corporate and Business Unit Performance

2020 corporate and business unit performance was assessed based on performance related to the specific objectives set within each performance area. The multiplier for each measure (or the performance factor), and the corporate and business unit performance multiplier, are each calculated out of a maximum of 2.0. A specific weighting is applicable to each performance area which determines the weighted performance score. Each corporate performance area, key measures of each area, performance commentary and assessment of performance are also set out below. Business unit and individual objectives are not publicly disclosed for competitive reasons. However, business unit performance scores determined by the IPL Board are set out below. You can read more about each Named Executive Officer’s business unit and individual performance in “Director and Executive Compensation – Named Executive Officer Profiles” in this Appendix H. Inter Pipeline either partially met, met or exceeded most measures in place.

Corporate Performance Scorecard

Performance area and weighting	Key measures	Performance commentary	Assessment, performance factor (PF) and weighted performance score (WPS)(1)

Financial	FFO/share after sustaining capital	• Target of $1.71; actual was $1.74	Met all measures PF: 0.9 WPS: 0.36
40%	Complete required financings and maintain strong credit ratios	• Completed $2.2 billion of term debt and medium-term note financing. • Suspended Premium Dividend and Dividend Reinvestment Plan • FFO to recourse debt ratio of 15.6%.

Project	HPC Project progress	• Maintained efficient project execution through global pandemic • Met or exceeded all 24 project schedule targets (adjusted for COVID-19 impacts)	Met or partially met all measures PF: 1.10 WPS: 0.33
Execution		• Exceeded pre-COVID budget
• Met 18 of 19 readiness targets

30%	Other construction projects progress	• Completed and commissioned approximately $180 million of new projects under budget and on schedule

Performance area and weighting	Key measures	Performance commentary	Assessment, performance factor (PF) and weighted performance score (WPS)(1)

Safety and environmental performance

•  All targets were met or exceeded – lost time injuries of 0.0 was achieved for all projects

•  Exceeded target of the HPC Project to outperform five year historical average for Total Recordable Injury Frequency (TRIF) for Inter Pipeline projects by 30%

•  Single minor reportable event

Corporate Development 15%	Advance HPC commercial contracts	• Targets and measures are confidential for competitive reasons; various HPC commercial contracts were signed and others were progressed	Met or partially met all measures PF: 1.10 WPS: 0.165
Strategic mergers and acquisitions and step-out organic investments

•  Completed a transaction to sell a majority of the European bulk storage assets

•  Signed an agreement to acquire the Milk River pipeline system in exchange for its ownership interest in the Empress II and V straddle plants

•  Progressed opportunities in all business areas

Safety and Environment 15%	Ensure safe global operations	• Exceeded TRIF targets • Met targets set for Tier 1 and Tier 2 process safety events	Met or exceeded all measures PF: 1.30 WPS: 0.195

Total Corporate Performance Score			1.05

Note:

(1)

The Human Resources and Governance Committee generally considers a numeric target met if the results are within +/- 5% of target, not met if results miss target by greater than 5%, and exceeded if results exceed target by greater than 5%.

Business Unit Scorecard

Business Unit	Weighted Performance Score
Transportation	0.74
NGL Processing	1.51
European Storage	1.25
Head Office	1.29

The Human Resources and Governance Committee and the IPL Board determined that Inter Pipeline partially met, met or exceeded many of its key 2020 corporate and business unit performance measures. Strong operational, safety and environmental, project execution performance, increased liquidity, and execution of divestitures and acquisitions were specifically highlighted. These achievements were also noted to have occurred in a challenging environment due to the global COVID-19 pandemic. In connection with the difficult business environment in 2020 the IPL Board specifically noted the reduction in Inter Pipeline’s FFO in comparison to 2019, the dividend reduction and a rating reduction to BBB- by S&P.

President & Chief Executive Officer Short-Term Incentive Award

The following chart shows the calculation of the President and Chief Executive Officer’s total performance multiplier for 2020.

Performance Area	Weighting	Performance Score	Weighted Performance Score

Corporate	80%	1.050	0.8400
Transportation	5%	0.740	0.0370
NGL Processing	5%	1.508	0.0754
European Storage	5%	1.250	0.0625
Head Office	5%	1.288	0.0644
Total Performance Multiplier			1.0793

The calculation below shows the calculation of the President and Chief Executive Officer’s short-term incentive payments(1).

Note:

(1)

In light of the difficult market environment, the IPL Board exercised downward discretion in its process for determining Named Executive Officer 2020 STIP amounts. As a result the President and Chief Executive Officers 2020 STIP amount of $870,000 is lower than what would otherwise have been determined using the total performance multiplier.

Performance Graphs

The following graph illustrates Inter Pipeline’s five-year cumulative total shareholder return, including cash dividends to IPL Shareholders, as measured by the closing price of the IPL Common Shares at the end of each financial year, assuming an initial investment of $100 on December 31, 2015, compared to the S&P/TSX Composite Index. The graph also includes the CEO’s Total Reported Compensation and Total Realized Compensation for the same period.

Note:

(1)

2015 through 2018 figures represent CEO Total Realized Compensation as they take into account all IPL RSUs and IPL PSUs granted in those years that have vested and been settled, as of the end of 2020. 2019 and 2020 figures represent CEO Total Realizable Compensation, assuming a December 31, 2020 closing share price of $11.87, as IPL RSUs and IPL PSUs granted in those years remain unvested as of that date. IPL PSUs are assumed to vest based on a performance multiplier of 1.0x for the purposes of calculating Realizable Compensation. Ultimately, increases or decreases in company share price, along with any dividends paid by Inter Pipeline, affect the 5-day and 20-day volume weighted average prices used to determine IPL RSU and IPL PSU payouts upon vesting.

Analysis of CEO Pay Trend and Company Performance

2020 was a challenging year given the state of global energy prices and the impact of COVID-19, which saw Inter Pipeline underperform the S&P/TSX Composite Index. As observed in the graph above, CEO Total Realized/Realizable Compensation illustrates the degree of pay for performance alignment with the Inter Pipeline’s compensation program as the decrease in Inter Pipeline’s share price has resulted in CEO Total Realized/Realizable Compensation being well below Reported Compensation for the last three years, as of the end of 2020. This is due to a lower current value of IPL RSU and IPL PSU awards than when they were granted due to Inter Pipeline’s decreased share price. CEO compensation adjustments were made in 2018 and 2019 to position target compensation more competitively with industry peers which accounts for the increase in Total CEO Reported Compensation in those two years. That said, in response to the significant decrease in global energy prices and the COVID-19 pandemic during 2020, the CEO’s base salary was reduced by 20% in an effort to decrease overall fixed costs in the organization. This has caused a decrease in both CEO Total Reported Compensation and CEO Total Realizable Compensation for 2020.

Analysis of Granted Value of LTIP to the Value Realized by the CEO (2016-2018 LTIP Grants)

Shown in the graph above is an analysis comparing the Value of LTIP granted to the CEO in 2016, 2017 and 2018 with the Realized Value of LTIP earned by the CEO at the end of each three-year performance period. While 2016 LTIP grants that vested at the end of 2018 were worth more than their original grant value due to an IPL PSU performance multiplier of 1.41 and a relatively lower decrease in share price, 2017 and 2018 LTIP grants, that vested at the end of 2019 and 2020, were worth less than the value they were granted at. 2017 LTIP grants were affected by a lower IPL PSU performance multiplier while 2018 LTIP grants were affected by both a low IPL PSU performance multiplier and a larger decrease in the value of IPL Common Shares over the last three years. Ultimately, the graph above demonstrates a high degree of alignment between the value of LTIP realized by the CEO and the underlying performance of Inter Pipeline and its share price over the last three years. This indicates that Inter Pipeline’s LTIP program is working as intended.

The compensation awarded to Named Executive Officers has remained fairly consistent from 2014 through 2019 and decreased in 2020 due to the announced salary reductions for the CEO and other executives. The Named Executive Officers also experienced lower cash bonuses due to corporate performance, the impact of global energy prices and the impacts of COVID-19 on the operational performance of Inter Pipeline. The committee believes executive compensation awards over the last five years appropriately reflect business performance and executive responsibilities and levels of experience. The following chart illustrates total compensation paid to the Named Executive Officers from 2011 to 2020 as compared to Inter Pipeline’s funds from operations over the same time period. The compensation for the Named Executive Officers was 1.45% of FFO for 2020.

Named Executive Officer Profiles

The following are profiles of Inter Pipeline’s five Named Executive Officers. Each profile includes a description of executive responsibilities, historical compensation awards, equity share ownership and the pay mix among base salary, short-term and long-term incentive awards. In addition, each profile includes a description of each executive’s key contributions in 2020 and other factors considered by the IPL Board in approving pay levels.

CHRISTIAN BAYLE

President and Chief Executive Officer

Mr. Bayle is broadly responsible for the execution of all corporate strategies and initiatives established by the IPL Board. He provides leadership to all major corporate development, organizational compliance, financial reporting, capital markets and operations and major projects activities. Mr. Bayle is also responsible for the staffing and development of Inter Pipeline’s senior executive team. He joined Inter Pipeline in 1997, holding executive positions in a number of areas in the business, including operations and corporate development. He was appointed President and Chief Executive Officer on January 1, 2014. Mr. Bayle holds a professional engineering designation and is a member of APEGA.

Historical Compensation Awards

	Component	2020	2019	2018

Fixed Pay	Base Salary	$ 715,700	$ 825,000	$ 675,000

	Short-Term Incentive	$ 870,000	$ 975,000	$ 940,000

Variable Pay	Long-Term Incentives:

	• IPL RSUs	$ 1,600,000	$ 1,600,000	$ 1,050,000

	• IPL PSUs	$ 1,600,000	$ 1,600,000	$ 1,050,000

	Total Direct Compensation	$ 4,785,700	$ 5,000,000	$ 3,715,000

Value of Share Ownership as of June 16, 2021

IPL Common Shares	IPL RSUs	IPL PSUs	Total
$10,528,950	$5,587,588	$5,423,027	$21,539,565

Minimum Share Ownership:		5 times base salary
Actual Share Ownership:		25.6 times base salary

Key Contributions and Pay Considerations

•	Led the organization through a difficult business environment. Inter Pipeline achieved or exceeded a significant majority of its corporate and business unit objectives.

•	Oil Sands Transportation and European Storage business performance was strong with these divisions meeting or exceeding planning targets.

•	Overall, Inter Pipeline performed very well operationally. Very strong personal and process safety performance globally.

•	Spending was disciplined with total controllable operating and G&A costs under budget.

•	Successful year for corporate transactions with the completion of the European storage sale and signing of the Milk River/Empress asset swap.

•	HPC Project execution proceeding well with majority of key targets met.

BRENT HEAGY

Chief Financial Officer

In his role as Chief Financial Officer, Mr. Heagy is responsible for the financial, support service, and business development functions of Inter Pipeline. Specifically, he leads Inter Pipeline’s financial reporting and compliance, corporate finance, treasury, corporate planning, investor relations, tax, risk management, corporate development, ESG, and corporate communications groups. Mr. Heagy joined Inter Pipeline as Chief Financial Officer on March 1, 2014. He served as Chief Financial Officer of a number of other public companies before joining Inter Pipeline, including Athabasca Oil Corporation and Provident Energy Ltd. Mr. Heagy is a Chartered Professional Accountant.

Historical Compensation Awards

	Component	2020	2019	2018

Fixed Pay	Base Salary	$ 429,950	$ 450,000	$ 430,000

	Short-Term Incentive	$ 400,000	$ 450,000	$ 480,000

Variable Pay	Long-Term Incentives:
	• IPL RSUs	$ 500,000	$ 500,000	$ 437,500
	• IPL PSUs	$ 500,000	$ 500,000	$ 437,500

	Total Direct Compensation	$ 1,829,950	$ 1,900,000	$ 1,785,000

Value of Share Ownership as of June 16, 2021

IPL Common Shares	IPL RSUs	IPL PSUs	Total
$792,957	$1,746,157	$1,694,731	$4,233,845

Minimum Share Ownership:		3 times base salary
Actual Share Ownership:		9.1 times base salary

Key Contributions and Pay Considerations

•	Lead several highly successful liquidity events including a new $1 billion credit facility, renewed and extended $500 million term loan and issued $700 million of 7-year notes.

•	Played a leadership role in the financial reorganization of business units and the establishment of a marketing division.

•	Led the implementation of an energy trading and risk management platform design to enhance understanding and handling of commodity risk exposure.

•	Supported the management and sale of the majority of the European storage business as the senior Canadian board member.

•	Managed a large group of corporate support groups including accounting, IT, HR, Tax, Corporate Planning, IR, Communications and Treasury, maintaining a high level of service under trying conditions.

JAMES MADRO
Senior Vice President, Petrochemicals

Mr. Madro oversees the physical operation and commercial management of Inter Pipeline’s petrochemicals business. In addition, Mr. Madro is responsible for the business and operational readiness programs associated with Inter Pipeline’s HPC Project. Mr. Madro joined Inter Pipeline in 2003 and has held a number of positions of increasing responsibility including executive roles in the areas of operations and business development. He was appointed to his current role in April 2018. Mr. Madro holds a professional engineering designation and is a member of APEGA.

Historical Compensation Awards

	Component	2020	2019	2018

Fixed Pay	Base Salary	$ 370,333	$ 390,000	$ 360,000

	Short-Term Incentive	$ 360,000	$ 415,000	$ 405,000

Variable Pay	Long-Term Incentives:

	• IPL RSUs	$ 350,000	$ 325,000	$ 300,000

	• IPL PSUs	$ 350,000	$ 325,000	$ 300,000

	Total Direct Compensation	$ 1,430,333	$ 1,455,000	$ 1,365,000

Value of Share Ownership as of June 16, 2021

IPL Common Shares	IPL RSUs	IPL PSUs	Total
$619,945	$1,197,224	$1,161,330	$2,978,499

Minimum Share Ownership:		2 times base salary
Actual Share Ownership:		7.4 times base salary

Key Contributions and Pay Considerations

•	Hired and onboarded an incremental 120 full time employees (approximately) to support the HPC Project in 2020, including all key management positions.
•	Completed the railcar acquisition and associated lease programs for the 1600 car fleet.
•	Completed a comprehensive third-party operational readiness review of the HPC Project.
•	Completed the re-organization of various corporate support groups and to align reporting relationships to the HPC Project.
•	Advanced commissioning and start-up plans for the HPC Project.

JEFFREY MARCHANT
Senior Vice President, Transportation

Mr. Marchant is responsible for the physical operation and commercial management and development of Inter Pipeline’s conventional oil gathering and oil sands transportation business units. In his role, Mr. Marchant is charged with identifying and advancing organic growth projects within Inter Pipeline’s existing pipeline asset base, as well as the development of green field pipeline opportunities. Mr. Marchant joined Inter Pipeline in 1998 and has held a number of executive positions in various areas of the business, including business development, corporate planning and operations. He was appointed to his current role on June 1, 2014. Mr. Marchant holds a professional engineering designation and is a member of APEGA.

Historical Compensation Awards

	Component	2020	2019	2018

Fixed Pay	Base Salary(1)	$370,333	$390,000	$354,166

	Short-Term Incentive	$315,000	$395,000	$400,000

Variable Pay	Long-Term Incentives(1):

	• IPL RSUs	$350,000	$325,000	$296,355
	• IPL PSUs

		$350,000	$325,000	$296,355

	Total Direct Compensation	$1,385,333	$1,435,000	$1,346,876

Note:

(1)	Mr. Marchant received prorated increases to his base salary and long-term incentives for expanded responsibilities as a result of a reorganization in April 2018.

Value of Share Ownership as of June 16, 2021

IPL Common Shares	IPL RSUs	IPL PSUs	Total
$9,292,200	$1,197,224	$1,161,330	$11,650,754

Minimum Share Ownership:		2 times base salary
Actual Share Ownership:		29.1 times base salary

Key Contributions and Pay Considerations

•	Very strong safety performance across our pipeline divisions with zero recordable personal safety incidents.
•	High reliability performance across pipeline assets with solid controllable cost management.
•	Advanced several pipeline connection and expansion opportunities.
•	Was a key leader of Inter Pipeline’s COVID-19 management task force.

BERNARD PERRON
Senior Vice President, Projects and Operations Services

As Senior Vice President, Projects and Operations Services, Mr. Perron is accountable for the execution of Inter Pipeline’s organic growth projects, including the HPC Project. In addition, Mr. Perron oversees various service groups, including EH&S, asset integrity, cost control, enterprise content management, and project supply chain management. Mr. Perron joined Inter Pipeline in 2008 as General Manager, Project Development and was appointed Vice President, Project Development in January 2013. During his 25 year career, Mr. Perron has overseen the execution of major pipeline and facility projects in Canada and internationally. He holds a professional engineering designation and is a member of APEGA.

Historical Compensation Awards

	Component	2020	2019	2018

Fixed Pay	Base Salary(1)	$367,000	$370,000	$347,083

	Short-Term Incentive	$360,000	$385,000	$420,000

Variable Pay	Long-Term Incentives(1):

	• IPL RSUs	$350,000	$300,000	$260,417

	• IPL PSUs	$350,000	$300,000	$260,417

	Total Direct Compensation	$1,427,000	$1,355,000	$1,287,917

Note:

(2)	Mr. Perron received prorated increases to his base salary and long-term incentives for expanded responsibilities as a result of a reorganization in April 2018.

Value of Share Ownership as of June 16, 2021
IPL Common Shares	IPL RSUs	IPL PSUs	Total
$613,161	$1,172,121	$1,136,330	$2,921,611

Minimum Share Ownership:		2 times base salary
Actual Share Ownership:		7.3 times base salary

Key Contributions and Pay Considerations

•	Led the on-going execution of the HPC Project with all project design and construction milestones achieved in 2020.
•	Another year of Best in Class safety performance on the HPC Project.
•	Completed other projects totaling approximately $180 million during 2020 materially within budgetary and schedule targets. No significant safety incidents, including zero lost time injuries.
•	Completed the construction of the $100 million Viking Connector and $80 million Stettler Station expansion.
•	Supported a very strong safety performance year by the Canadian operations with no significant incidents during the year.

Summary Compensation Table

The following table sets forth the compensation paid by Inter Pipeline in the three most recently completed financial years to each of the Named Executive Officers.

Name and Principal Position	Year	Salary ($)		Share-Based Awards: IPL RSUs ($)(4)		Share-Based Awards: IPL PSUs ($)(9)		Non-Equity Incentive Plan Compensation: STIP Amounts ($)		All Other Compensation ($)(13)	Total Compensation ($)
Christian Bayle	2020	715,700	(1)	1,600,000	(5)	1,600,000		870,000	(10)	210,612	4,996,312
President & CEO	2019	825,000		1,600,000	(6)	1,600,000		975,000	(11)	244,691	5,244,691
	2018	675,000		1,050,000	(7)	1,050,000		940,000	(12)	219,566	3,934,566

Brent Heagy	2020	429,950	(1)	500,000	(5)	500,000		400,000	(10)	116,755	1,946,705
Chief Financial	2019	450,000		500,000	(6)	500,000		450,000	(11)	129,568	2,029,568
Officer	2018	430,000		437,500	(7)	437,500		480,000	(12)	130,016	1,915,016

James Madro	2020	370,333	(1)	350,000	(5)	350,000		360,000	(10)	102,265	1,532,598
Sr. Vice President,	2019	390,000		325,000	(6)	325,000		415,000	(11)	115,468	1,570,468
Petrochemicals	2018	360,000		300,000	(7)	300,000		405,000	(12)	110,120	1,475,120

Jeffrey Marchant	2020	370,333	(1)	350,000	(5)	350,000		315,000	(10)	100,138	1,485,471
Sr. Vice President,	2019	390,000		325,000	(6)	325,000		395,000	(11)	116,289	1,551,289
Transportation	2018	354,166	(2)	296,355	(7)(8)	296,355	(8)	400,000	(12)	112,285	1,459,161

Bernard Perron,	2020	367,000	(1)	350,000	(5)	350,000		360,000	(10)	103,333	1,530,333
Sr. Vice President,	2019	370,000		300,000	(6)	300,000		385,000	(11)	110,548	1,465,548
Projects &	2018	347,083	(3)	260,417	(7)(8)	260,417	(8)	420,000	(12)	112,124	1,400,041
Operations Services

Notes:

(1)

In response to the significant decrease in global energy prices and the COVID-19 pandemic, the executive team’s base salaries were reduced in an effort to decrease overall fixed costs in the organization. Effective April 1, 2020 the CEO was subject to a 20% reduction in base salary, and all other executives were subject to a 10% reduction in base salary.

(2)	Mr. Marchant’s salary was adjusted from $340,000 to $360,000 effective April 15, 2018. The value reflects his actual salary received in 2018.
(3)

Mr. Perron’s salary was adjusted from $340,000 to $350,000 effective April 15, 2018 to reflect his promotion to Senior Vice President, Projects and Operations Services effective April 15, 2018. The value reflects his actual salary received in 2018.

(4)

The dollar value of each IPL RSU grant is determined by the IPL Board through the compensation review process completed annually, as further described herein. The number of IPL RSUs granted is determined by dividing the dollar value of the grant by the volume weighted average of the trading prices of IPL Common Shares on the TSX for the 20 trading day period immediately preceding January 1 of the grant year. The dollar value set out herein differs from the fair value determined in accordance with IFRS 2 Share–based Payment (accounting fair value) in that the accounting fair value is determined as follows: changes in the liability are recorded as an expense in each period based on the number of awards outstanding and the current market price of IPL Common Shares plus an amount equivalent to cash dividends declared to date. The expense is recognized over the vesting periods of the respective awards and is adjusted to reflect the use of actual historical forfeiture rates, as well as estimated future forfeiture rates. The expense also takes into account IPL RSUs that have been exercised during the period.

(5)

The IPL Board approved an IPL RSU grant in February 2020, which was effective February 20, 2020. One third of the grant vested on December 31, 2020, and one third vests on December 31, 2021 and December 31, 2022, respectively

(6)

The IPL Board approved an IPL RSU grant in February 2019, which was effective February 14, 2019. One third of the grant vested on December 31, 2019, and one third vests on December 31, 2020 and December 31, 2021, respectively

(7)

The IPL Board approved an IPL RSU grant in February 2018, which was effective February 15, 2018. One third of the grant vested on December 31, 2018, and one third vests on December 31, 2019 and December 31, 2020, respectively.

(8)	The values for Messrs. Marchant and Perron include additional grants effective April 15, 2018, reflecting Mr. Marchant’s additional responsibilities and Mr. Perron’s promotion as of that date.
(9)

The dollar value of each IPL PSU grant is determined by the IPL Board through the compensation review process completed annually, as further described herein. The number of IPL PSUs granted was determined by dividing the dollar value of the grant by the volume weighted average of the trading prices of IPL Common Shares on the TSX for the 20 trading day period immediately preceding January 1 of the grant year. The IPL PSU Plan provides that January 1 should be used as the relevant date in this regard in respect of each

IPL PSU grant, unless otherwise determined by the IPL Board. The dollar value set out herein differs from the fair value determined in accordance with IFRS 2 Share–based Payment (accounting fair value) in that the accounting fair value is determined as follows: changes in the liability are recorded as an expense in each period based on the number of units outstanding; the current 20 trading day volume weighted average market price of IPL Common Shares plus an amount equivalent to cash dividends declared to date is determined; and a performance multiplier which is determined based on the achievement of pre-determined performance criteria over a three year period is applied. The expense is recognized over the vesting period of the respective units and is adjusted to reflect the use of actual historical forfeiture rates, as well as estimated future forfeiture rates

(10)

STIP amounts are determined based on performance during the year and are paid to the employee in February of the following year. The amounts indicated were the payments made in respect of performance during 2020, which were paid in February 2021. In light of the difficult market environment, the IPL Board exercised downward discretion in its process for determining Named Executive Officer 2020 STIP amounts.

(11)

STIP amounts are determined based on performance during the year and are paid to the employee in February of the following year. The amounts indicated were the payments made in respect of performance during 2019, which were paid in February 2020.

(12)

STIP amounts are determined based on performance during the year and are paid to the employee in February of the following year. The amounts indicated were the payments made in respect of performance during 2018, which were paid in February 2019.

(13)	Aggregated value of employer contributions to savings plans, insurance premium payments, executive health programs, parking and club memberships.

Incentive Plan Awards

Outstanding Share-Based Awards (IPL RSUs and IPL PSUs)

The following table sets forth, for each Named Executive Officer, all IPL RSUs and IPL PSUs outstanding as at December 31, 2020.

Share-Based Awards: IPL RSUs and IPL PSUs
Name	Number of Unvested Shares or Units of Shares (#)	Market or Payout Value of Unvested Share-Based Awards ($)(1)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)(2)
Christian Bayle	74,162	1,002,855	1,080,317
Brent Heagy	23,176	313,397	337,611
James Madro	15,811	213,351	224,272
Jeffrey Marchant	15,811	213,351	224,272
Bernard Perron	15,398	207,311	212,222

Notes:

(1)

Value of IPL RSUs calculated based on the average of the closing price of the IPL Common Shares on the TSX at the close of trading on the last five trading days of 2020, plus notional accrued dividends. Value of IPL PSUs calculated based on the 20 trading day volume weighted average price of IPL Common Shares on the TSX preceding January 1, 2021, plus notional accrued dividends, and assuming a performance multiplier of 1.0. This amount does not include the value of the IPL RSU and the IPL PSU grants which were granted in February 2021, nor does it include the value of IPL RSUs granted on January 1, 2018 which were subject to automatic exercise on December 31, 2020 pursuant to the terms of the IPL RSU Plan or the value of IPL PSUs granted on January 1, 2018 which cliff-vested on December 31, 2020.

(2)

Calculated based on the average of the closing price of the IPL Common Shares on the TSX at the close of trading on the last five trading days of 2020, plus notional accrued dividends. This amount includes the value of two thirds of the IPL RSU grant which was effective January 1, 2019, and one third of the IPL RSU grant which was effective January 1, 2020. It does not include the value of IPL RSUs granted on January 1, 2018 which were subject to automatic exercise on December 31, 2020 pursuant to the terms of the IPL RSU Plan or the value of IPL PSUs granted on January 1, 2018 which cliff-vested on December 31, 2020.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth, for each Named Executive Officer, the value of share–based awards which vested during the year ended December 31, 2020 and the value of non–equity incentive plan compensation earned during the year ended December 31, 2020.

Name	Share Based Awards: IPL RSUs and IPL PSUs – Value Vested During the Year ($)(1)	Non-Equity Incentive Plan Compensation: STIP – Value Earned During the Year ($)(2)
Christian Bayle	907,271	870,000
Brent Heagy	305,715	400,000
James Madro	206,696	360,000

Name	Share Based Awards: IPL RSUs and IPL PSUs –Value Vested During the Year ($)(1)	Non-Equity Incentive Plan Compensation: STIP – Value Earned During the Year ($)(2)
Jeffrey Marchant	206,266	315,000
Bernard Perron	193,862	360,000

Notes:

(1)

Value of IPL RSUs calculated based on the average of the closing price of the IPL Common Shares on the TSX at the close of trading on the last five trading days of 2020, plus notional accrued dividends. Value of IPL PSUs calculated based on the 20 trading day volume weighted average price of IPL Common Shares on the TSX preceding January 1, 2021, plus notional accrued dividends, applying a performance multiplier of 0.26. The 2018 IPL PSU grant cliff-vested on December 31, 2020.

(2)

STIP amounts are determined based on performance during the year and are paid to the employee in February of the following year. STIP amounts indicated were the payments made in respect of performance during 2020, which were paid in February 2021.

Value of IPL RSUs and IPL PSUs (Vested and Unvested)

The following table sets forth, for each Named Executive Officer, the number of vested and unvested IPL RSUs and IPL PSUs held by each Named Executive Officer on December 31, 2020, and the value of such IPL RSUs and IPL PSUs on December 31, 2020.

Name	IPL RSUs and IPL PSUs – Held on December 31, 2020 (#)	IPL RSUs and IPL PSUs – Value on December 31, 2020 ($)(1)
Christian Bayle	150,828	2,083,172
Brent Heagy	47,135	651,009
James Madro	31,758	437,623
Jeffrey Marchant	31,758	437,623
Bernard Perron	30,521	419,533

Note:

(1)

Value of IPL RSUs calculated based on the average of the closing price of the IPL Common Shares on the TSX at the close of trading on the last five trading days of 2020, plus notional accrued dividends. Value of IPL PSUs calculated based on the 20 trading day volume weighted average price of IPL Common Shares on the TSX preceding January 1, 2021, plus notional accrued dividends, and assuming a performance multiplier of 1.0. This amount does not include the value of the IPL RSU and IPL PSU grants which were granted in February 2021. It also does not include the value of IPL RSUs granted on January 1, 2018, which were subject to automatic exercise on December 31, 2020 pursuant to the terms of the IPL RSU Plan or the value of IPL PSUs granted on January 1, 2018 which cliff-vested on December 31, 2020.

Termination and Change of Control Benefits

Inter Pipeline has entered into employment agreements with each of its senior executive officers to create certainty with respect to termination payouts, retirement provisions, the protection of confidential information and other provisions that are in the best interests of Inter Pipeline. A summary of key provisions included in the agreements of the Named Executive Officers, including provisions concerning payments applicable in specified termination scenarios, is provided below.

Termination of employment scenarios

Type of termination	Salary	STIP	Benefits	Long-term incentives
Voluntary termination(1)	No payment	No payment	No payment	No accelerated vesting of IPL RSUs and IPL PSUs. Unvested IPL RSUs and IPL PSUs are forfeited.
Retirement(2)	No payment	Pro-rata bonus payment in year of Retirement	No payment	Pro-rata grant for the year of Retirement. Unvested IPL RSUs/IPL PSUs at the time of Retirement shall vest and be exercisable in accordance with vesting dates set out in related Agreements.

Type of termination	Salary	STIP	Benefits	Long-term incentives
Termination without cause	Current salary is paid out in a lump sum (2x for all senior executives)	Average annual STIP over the past three years is paid out in a lump sum (2x for all senior executives) plus the current year’s STIP is prorated based on active service during the year of termination	2x 18% of the sum of the current salary and average annual STIP over the past three years is paid out in a lump sum	IPL RSUs and IPL PSUs are subject to accelerated vesting and are paid out in a lump sum.
Termination with cause	No payment	No payment	No payment	No accelerated vesting of IPL RSUs and IPL PSUs. Unvested IPL RSUs and IPL PSUs forfeited.
Termination following change of control(3)	No provisions providing senior executives with additional rights in a change of control scenario are included in the employment agreements or in any other component of Inter Pipeline’s executive compensation program.

Note:

(1)	Senior executives may terminate the employment relationship with Inter Pipeline at any time, subject to a 90 day notice period.
(2)

In 2020, Inter Pipeline approved a formal retirement program for long-service employees who meet certain eligibility criteria. The program will include a pro-rationing methodology for STIP and LTIP awards in the year of retirement, and continued vesting of unvested LTIPs following the date of retirement.

(3)

The employment agreements with the senior executives address the concept of an “Internal Reorganization” which is defined as a take–over bid, change in the beneficial ownership or control of the outstanding securities or other interests of Inter Pipeline, the winding–up or termination of Inter Pipeline, the sale of all of the assets of Inter Pipeline, or a merger or combination with or into another entity, following which: (a) substantially all of the business of Inter Pipeline is continued with the new entity; and (b) the membership of the IPL Board remains substantially similar to the membership prior to the closing of the transactions and for a period thereafter. In such case, the agreements provide that a termination will be deemed not to have occurred, the employment relationship will be assigned to the successor or continuing entity and the provisions of the employment agreements will continue to apply.

Other important employment agreement provisions

Type of provision	Description
Non-Solicitation	For a period of twelve months following the last day a senior executive is actively employed by Inter Pipeline, a senior executive will not solicit any employees or consultants away from Inter Pipeline, or solicit business related to Inter Pipeline’s core business areas from any parties who were customers, clients, or industry or marketing partners of Inter Pipeline during the last two years of the senior executive’s employment with Inter Pipeline.
Confidentiality	Senior executives are required to keep a broad range of information confidential for an unlimited period following termination of the employment relationship.

Termination Payments

In the event of a termination effective December 31, 2020, the total termination payments that would have been received by the Named Executive Officers pursuant to their revised executive employment agreements are indicated below.

CHRISTIAN BAYLE

Benefits and Payments	Voluntary Termination ($)	Retirement ($)(1)	Termination Without Cause ($)(2)	Termination With Cause ($)	Change of Control ($)	Disability ($)
Salary	Nil	Nil	1,680,000	Nil	N/A	Nil
STIP	Nil	Nil	1,826,667	Nil	N/A	Nil
Benefits	Nil	Nil	631,200	Nil	N/A	Nil
Accelerated Vesting of IPL RSUs and IPL PSUs	Nil	Nil	3,140,301 (3)	Nil	N/A	Nil
Total	Nil	Nil	7,278,168	Nil	N/A	Nil

BRENT HEAGY

Benefits and Payments	Voluntary Termination ($)	Retirement ($)(1)	Termination Without Cause ($)(2)	Termination With Cause ($)	Change of Control ($)	Disability ($)
Salary	Nil	Nil	930,000	Nil	N/A	Nil
STIP	Nil	Nil	923,333	Nil	N/A	Nil
Benefits	Nil	Nil	333,600	Nil	N/A	Nil
Accelerated Vesting of IPL RSUs and IPL PSUs	Nil	Nil	981,367 (3)	Nil	N/A	Nil
Total	Nil	Nil	3,168,300	Nil	N/A	Nil

JAMES MADRO

Benefits and Payments	Voluntary Termination ($)	Retirement ($)(1)	Termination Without Cause ($)(2)	Termination With Cause ($)	Change of Control ($)	Disability ($)
Salary	Nil	Nil	800,000	Nil	N/A	Nil
STIP	Nil	Nil	800,000	Nil	N/A	Nil
Benefits	Nil	Nil	288,000	Nil	N/A	Nil
Accelerated Vesting of IPL RSUs and IPL PSUs	Nil	Nil	662,924 (3)	Nil	N/A	Nil
Total	Nil	Nil	2,550,924	Nil	N/A	Nil

JEFFREY MARCHANT

Benefits and Payments	Voluntary Termination ($)	Retirement ($)(1)	Termination Without Cause ($)(2)	Termination With Cause ($)	Change of Control ($)	Disability ($)
Salary	Nil	Nil	800,000	Nil	N/A	Nil
STIP	Nil	Nil	766,667	Nil	N/A	Nil
Benefits	Nil	Nil	282,000	Nil	N/A	Nil
Accelerated Vesting of IPL RSUs and IPL PSUs	Nil	Nil	662,924 (3)	Nil	N/A	Nil
Total	Nil	Nil	2,511,591	Nil	N/A	Nil

BERNARD PERRON

Benefits and Payments	Voluntary Termination ($)	Retirement ($)(1)	Termination Without Cause ($)(2)	Termination With Cause ($)	Change of Control ($)	Disability ($)
Salary	Nil	Nil	800,000	Nil	N/A	Nil
STIP	Nil	Nil	742,000	Nil	N/A	Nil
Benefits	Nil	Nil	277,560	Nil	N/A	Nil
Accelerated Vesting of IPL RSUs and IPL PSUs	Nil	Nil	638,873 (3)	Nil	N/A	Nil
Total	Nil	Nil	2,458,433	Nil	N/A	Nil

Notes:

(1)	As of December 31, 2020, none of the Named Executive Officers were eligible for Inter Pipeline’s retirement program.
(2)	Termination without cause includes termination for “good reason” generally defined as any action which would constitute constructive dismissal.
(3)

Value of IPL RSUs calculated based on the average of the closing price of the IPL Common Shares on the TSX at the close of trading on the last five trading days of 2020, plus notional accrued dividends. Value of IPL PSUs calculated based on the 20 trading day volume weighted average price of IPL Common Shares on the TSX preceding January 1, 2021, plus notional accrued dividends, and assuming a performance multiplier of 1.0. This amount does not include the value of the IPL RSUs and IPL PSUs granted in January 2021. It also does not include the value of IPL RSUs granted on January 1, 2018, which were subject to automatic exercise on December 31, 2020 pursuant to the terms of the IPL RSU Plan or the value of IPL PSUs granted on January 1, 2018 which cliff-vested on December 31, 2020.

No Executive Change of Control Terms in Long-Term Incentive Plans

The IPL RSU and IPL PSU Plans were amended in early 2020 to remove terms providing for immediate accelerated vesting of all outstanding IPL RSUs and IPL PSUs held by all plan participants in a change of control scenario. All of Inter Pipeline’s employees participate in the IPL RSU Plan and only executive officers participate in the IPL PSU Plan. These amendments are applicable to grants issued to all plan participants, including executive officers, going forward. As a result of these amendments, going forward, no component of Inter Pipeline’s executive compensation program includes single trigger provisions. The IPL RSU and IPL PSU Plans were amended in early 2020 to remove terms providing for immediate accelerated vesting of all outstanding IPL RSUs and IPL PSUs held by all plan participants in a change of control scenario. As a result of these amendments, going forward, no component of Inter Pipeline’s executive compensation program includes single trigger provisions. Inter Pipeline’s executive compensation program no longer includes any change of control terms, meaning that, in order for an executive to receive the benefit of accelerated vesting of long-term incentives, the executive’s employment must be terminated on a without cause basis by Inter Pipeline.

Director Compensation Discussion and Analysis

Director Compensation Philosophy

When considering directors’ compensation, the Human Resources and Governance Committee and the IPL Board have two primary objectives:

•	To align the interests of Inter Pipeline’s directors with the interests of IPL Shareholders
•

To fairly and competitively compensate directors to attract and retain highly competent, experienced and committed individuals with the necessary skill sets, education and backgrounds to provide effective stewardship of our business

Director Compensation Reductions in 2020

In response to the significant decrease in global energy prices and the COVID-19 pandemic, Inter Pipeline implemented measures to restrict discretionary spending across the organization as well as lower fixed costs. As part of this effort Inter Pipeline, effective April 1, 2020, the IPL Board’s cash retainer component of director compensation was reduced by 15%. Effective January 1, 2021, 50% of these retainer reductions were reinstated, and effective March 1, 2021, cash retainers were fully reinstated.

Share Ownership Guideline

Inter Pipeline believes it is important for directors to have significant personal shareholdings in Inter Pipeline in order to align their interests with those of IPL Shareholders. Inter Pipeline’s directors are required to hold IPL Common Shares and/or IPL RSUs equivalent in value to three times the value of their annual director compensation package (meaning, the sum of the annual IPL RSU grant value and annual cash retainer). Effective June 1, 2015, the IPL Board approved changes to the share ownership guideline establishing that the guideline will only be satisfied when directors and executive officers hold a minimum of 50% of their equity requirement in IPL Common Shares. Directors and executive officers have a five year period to meet the revised guideline. Effective February 4, 2021, Inter Pipeline adopted a restriction whereby senior officers and directors cannot sell any of their IPL Common Share holdings until they meet their applicable share ownership requirements.

As President and Chief Executive Officer, Mr. Bayle is expected to meet the specific requirement for his position of five times his base salary. Mr. Bayle meets these ownership requirements.

Equity Ownership Summary

As of June 16, 2021, all of our current directors met the share ownership requirements, with the exception of Ms. Brown who joined the IPL Board on May 7, 2020, and has five years from this date to meet the share ownership requirements. Ms. Brown is on track in meeting the requirements within that timeframe. Current holdings of Inter Pipeline’s directors as of June 16, 2021 are detailed below.

Name(1)	Value of IPL Common Shares ($)(2)	Value of IPL RSUs/IPL PSUs ($)(2)	Total Value of Equity Holdings ($)	Compliance with Share Ownership Guideline
Margaret McKenzie	508,540	481,232	989,772	Yes
Chris Bayle	10,528,950	11,010,615	21,539,565	Yes
Shelley Brown	61,680	355,124	416,804	On track	(3)
Peter Cella	925,200	436,565	1,361,765	Yes
Julie Dill	431,760	436,565	868,325	Yes
Duane Keinick	280,606	436,565	717,171	Yes
Arthur Korpach	370,080	436,565	806,645	Yes
Alison Taylor Love	714,994	436,565	1,151,559	Yes
Wayne Smith	1,248,814	355,125	1,603,939	Yes

Notes:

(1)	Mr. Sangster is not standing for re-election. As a result, his equity ownership information has not been included above.
(2)

The value of the IPL Common Shares, IPL RSUs and IPL PSUs are calculated as set out in “Matters to be Considered at the IPL Shareholders’ Meeting – Director Profiles” of this Joint Information Circular.

(3)	Directors have five years from the date of appointment/election to meet the share ownership guideline.

IPL RSUs

Grants to directors under the IPL RSU Plan generally have the same characteristics as those issued to our executives and employees. Upon retirement from the IPL Board, directors are entitled to the vesting and exercise of IPL RSUs in accordance with the schedule in effect at the time of initial grant. Under such circumstances, directors are not required to forfeit their IPL RSUs which have not vested. Directors are not granted IPL PSUs.

Independent Advice

An independent assessment of director compensation was conducted by GGA in 2020. This assessment concluded that Inter Pipeline’s members of the IPL Board are compensated well below the median of our compensation peer group. However, in light of the current economic environment, it was concluded that no adjustments to director compensation would be made.

Benchmarking

The assessment conducted by GGA articulated above, was benchmarked against the same comparator group used to assess executive compensation, providing a comparable view of market competitiveness for directors as the approach used for executives.

Director Compensation Elements

Directors receive a cash and equity retainer and do not receive meeting fees, except in special circumstances. IPL Board committee members receive a retainer for serving on a committee.

In 2020, Inter Pipeline’s director compensation was also assessed in conjunction with Inter Pipeline’s executive team, reflecting on the economic constraints facing the organization. As a result, Inter Pipeline’s directors’ annual cash retainer and committee chair retainers were reduced by 15% effective April 1, 2020.

Compensation Element		Amount Payable ($) Before April 1, 2020	Amount Payable ($) After April 1, 2020
Annual cash retainer	Board Chairman:
Board member:
Annual IPL RSU retainer	Board Chairman:
Board member:
Annual committee chair	Audit Committee chair
retainers	Human Resources and Governance Committee chair:
EH&S Committee chair:
Major Projects Review Committee chair:
Committee member	Audit Committee:
retainers	All other board committees:
Meeting fees(1)

Note:

(1)	Directors earned additional fees for special meetings called in 2020 outside of the ordinary course of business.

Directors do not participate in the IPL PSU Plan. The Human Resources and Governance Committee’s view is that long-term incentive grants for non-employee directors should not be tied to performance conditions, as a focus on specific aspects of financial performance may hinder a director’s independence.

Director Compensation Table

The following table sets forth the compensation paid by Inter Pipeline to the directors, as of December 31, 2020.

Name	Fees Earned ($)	Share-Based Awards: IPL RSUs ($)	All Other Compensation ($)	Total ($)
Richard Shaw	149,625	175,000	Nil	324,625
Shelley Brown	42,891	81,638	Nil	124,529
Peter Cella	79,480	125,000	Nil	204,480
Julie Dill	81,375	125,000	Nil	206,375
Duane Keinick	73,073	125,000	Nil	198,073
Arthur Korpach	79,281	125,000	Nil	204,281
Alison Taylor Love	95,540	125,000	Nil	220,540
Margaret McKenzie	88,031	125,000	Nil	213,031
Brant Sangster	72,238	125,000	Nil	197,238
Wayne Smith	41,508	81,638	Nil	123,146

Directors’ Outstanding Share-Based Awards (IPL RSUs)

The following table sets forth for each director, all share–based awards outstanding at the end of the year ended December 31, 2020.

	Share Based Awards: IPL RSUs
Name	Number of Unvested Shares or Units of Shares (#)	Market or Payout Value of Unvested Share-Based Awards ($)(1)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Richard Shaw	8,112	109,695	118,169 (2)
Shelley Brown	5,181	63,954	31,983 (2)
Peter Cella	11,785	162,770	0 (3)
Julie Dill	11,785	162,770	0 (3)
Duane Keinick	5,794	78,350	84,420 (2)
Arthur Korpach	5,794	78,350	84,420 (2)
Alison Taylor Love	5,794	78,350	84,420 (2)
Margaret McKenzie	5,794	78,350	84,420 (2)
Brant Sangster	5,794	78,350	84,420 (2)
Wayne Smith	7,772	95,937	0 (3)

Notes:

(1)

Calculated based on the average of the closing price of the IPL Common Shares on the TSX at the close of trading on the last five trading days of 2020, plus notional accrued dividends. This amount does not include the value of the IPL RSU grant which was granted in February 2021, nor does it include the value of IPL RSUs granted on January 1, 2018 which were subject to automatic exercise on December 31, 2020 pursuant to the terms of the IPL RSU Plan.

(2)

Calculated based on the average of the closing price of the IPL Common Shares on the TSX at the close of trading on the last five trading days of 2020, plus notional accrued dividends. This amount includes the value of two thirds of the IPL RSU grant which was effective January 1, 2019, and one third of the IPL RSU grant which was effective January 1, 2020. It does not include the value of IPL RSUs granted on January 1, 2018 which were subject to automatic exercise on December 31, 2020 pursuant to the terms of the IPL RSU Plan.

(3)	Share based awards for directors that reside in the U.S. are subject to cliff vesting at the end of the three year performance period.

Director’s IPL RSU Plan Awards – Value Vested During the Year

The following table sets forth for each director, the value of share–based awards which vested during the year ended December 31, 2020.

Name	Share-Based Awards: IPL RSUs –Value Vested During the Year ($)(1)
Richard Shaw	111,432
Shelley Brown	31,983
Peter Cella	53,570 (2)
Julie Dill	53,570 (2)
Duane Keinick	79,605
Arthur Korpach	72,122
Alison Taylor Love	79,605
Margaret McKenzie	79,605
Brant Sangster	79,605
Wayne Smith	0 (2)

Notes:

(1)	Calculated based on the average of the closing price of the IPL Common Shares on the TSX at the close of trading on the last five trading days of 2020, plus notional accrued dividends.
(2)	Share based awards for directors that reside in the U.S. are subject to cliff vesting at the end of the three year performance period.

Value of IPL RSUs (Vested and Unvested)

The following table sets forth each director’s IPL RSU holdings, as of December 31, 2020.

Name	IPL RSUs - Held on December 31, 2020 (#)	IPL RSUs – Value on December 31, 2020 ($)(1)
Richard Shaw	16,498	227,864
Shelley Brown	7,772	95,937
Peter Cella	11,785	162,770
Julie Dill	11,785	162,770
Duane Keinick	11,785	162,770
Arthur Korpach	11,785	162,770
Alison Taylor Love	11,785	162,770
Margaret McKenzie	11,785	162,770
Brant Sangster	11,785	162,770
Wayne Smith	7,772	95,937

Note:

(1)

Calculated based on the average of the closing price of the IPL Common Shares on the TSX at the close of business on the last five trading days of 2020, plus notional accrued dividends. This amount does not include the value of the IPL RSU grant which was granted in February 2021, nor does it include the value of IPL RSUs granted on January 1, 2018, which were subject to automatic exercise on December 31, 2020 pursuant to the terms of the IPL RSU Plan.

Other Information

Interest in the business of the IPL Shareholders’ Meeting

To the best of Inter Pipeline’s knowledge, none of the following people has a material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the IPL Shareholders’ Meeting (other than the election of directors):

•	anyone who has been a director or executive officer of Inter Pipeline at any time since January 1, 2020;
•	any of the nominees for director; or
•	any of their associates or affiliates.

Interest in material transactions

To the best of Inter Pipeline’s knowledge, none of the following people has a material interest, direct or indirect, in any transaction since January 1, 2020, or in any proposed transaction, that has materially affected or will materially affect Inter Pipeline or any of Inter Pipeline’s Subsidiaries:

•	anyone who beneficially owns or exercises control or direction over 10% or more of IPL Common Shares;
•	any of the nominees for director; or
•	any of their associates or affiliates.

Indebtedness to Inter Pipeline

None of the following people is currently indebted to Inter Pipeline or has been at any time since January 1, 2020:

•	anyone who has been a director or executive officer of Inter Pipeline at any time since January 1, 2020;
•	any of the nominees for director; or
•	any of their associates or affiliates.

Non-GAAP measures

Certain financial measures referred to in this section of the Joint Information Circular are not measures recognized by GAAP. These non-GAAP financial measures do not have standardized meanings prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. Investors are cautioned that these non-GAAP financial measures should not be construed as alternatives to other measures of financial performance calculated in accordance with GAAP. For more information regarding these non-GAAP financial measures used by Inter Pipeline, see “Non-GAAP Financial Measures” in the IPL Annual MD&A.

Consolidated Capitalization

There have been no other material changes in the share and debt capital of Inter Pipeline on a consolidated basis since March 31, 2021. See the IPL Annual Financial Statements and the IPL Annual MD&A incorporated by reference in this Joint Information Circular for additional information with respect to Inter Pipeline’s consolidated capitalization.

Description of Share Capital

Inter Pipeline is authorized to issue an unlimited number of IPL Common Shares and an unlimited number of Class A Preferred Shares. As of June 28, 2021, there were 429,219,175 IPL Common Shares issued and outstanding. There are currently no issued and outstanding Class A Preferred Shares. As at the IPL Record Date, there were 429,219,175 IPL Common Shares issued and outstanding.

For a description of the IPL Common Shares and Class A Preferred Shares, see “Description of Capital Structure” in the IPL AIF, which is incorporated by reference in this Joint Information Circular.

Prior Sales

During the 12-month period prior to the date of this Joint Information Circular, Inter Pipeline has not sold or issued any IPL Common Shares, Class A Preferred Shares, or securities convertible into IPL Common Shares or Class A Preferred Shares.

Trading Price and Volume

The IPL Common Shares are listed and trade on the TSX under the symbol “IPL”. The following table sets forth the price range and trading volume of the IPL Common Shares on the TSX as reported by the TSX for the periods indicated. On June 29, 2021, the closing price of the IPL Common Shares on the TSX was $20.24.

	Price Range		TSX Trading
Date	High ($)	Low ($)	Volume
2021
January	13.67	11.83	39,150,853
February	18.17	12.86	45,007,328
March	18.61	17.65	38,640,044
April	18.30	17.70	33,356,301
May	18.15	17.40	25,624,157
June (1 to 29)	20.70	17.97	46,132,669

Risk Factors

An investment in the securities of Inter Pipeline is subject to certain risks. IPL Shareholders should carefully review and consider all other information contained in this Joint Information Circular, including the risk factors described under the heading “Risk Factors”. In addition, IPL Shareholders should carefully consider the risk factors and cautionary statements contained in the IPL AIF and the IPL Annual MD&A, each of which is incorporated by reference herein. If any of the identified risks were to materialize, Inter Pipeline’s business, financial position, results and/or future operations may be materially affected.

Material Contracts

Except for contracts entered into in the ordinary course of business, the only material contracts entered into by Inter Pipeline within the most recently completed financial year, or before the most recently completed financial year which are still in effect, are those credit facilities of Inter Pipeline and IPL Corridor described under Note 11 – “Financial Debt” to the IPL Annual Financial Statements, which note is incorporated by reference herein.

Since the January 1, 2021, Inter Pipeline has entered into the Arrangement Agreement.

Auditors, Transfer Agent and Registrar

Ernst & Young LLP are the external auditors of Inter Pipeline and have confirmed that they are independent with respect to Inter Pipeline within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta.

Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario, is the transfer agent and registrar of the Inter Pipeline Shares.

Interest of Informed Persons in Material Transactions

Except as otherwise disclosed in this Joint Information Circular, there were no material interests, direct or indirect, of Inter Pipeline directors or executive officers, or any person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to the IPL Common Shares, or any other Informed Person (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) or any known associate or affiliate of such persons, in any transaction since January 1, 2020, or in any proposed transaction, which has materially affected or would materially affect Inter Pipeline or any of its Subsidiaries. See “Interests of Certain Persons or Companies in the Arrangement – Inter Pipeline” in this Joint Information Circular.

Interest of Experts

Certain Canadian legal matters relating to the Arrangement are to be passed upon by Burnet, Duckworth & Palmer LLP and Dentons Canada LLP on behalf of Inter Pipeline and certain United States legal matters relating to the Arrangement are to be passed on by Dentons US LLP. As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, Dentons Canada LLP, and Dentons US LLP, respectively, beneficially own, directly or indirectly, less than 1% of the outstanding IPL Common Shares and less than 1% of the outstanding Pembina Common Shares.

Additional Information

Additional information relating to Inter Pipeline can be found on the SEDAR website at www.sedar.com. Additional financial information is provided in the IPL Annual Financial Statements and the IPL Annual MD&A, which are incorporated by reference in this Joint Information Circular, including this Appendix H. See “Documents Incorporated by Reference” in this Appendix H.

Information contained in or otherwise accessible through Inter Pipeline’s website does not form a part of this Joint Information Circular and is not incorporated by reference in this Joint Information Circular.

SCHEDULE A

Terms of Reference for the Board of Directors of Inter Pipeline Ltd.

ESTABLISHMENT OF THE BOARD OF DIRECTORS

The Board of Directors of Inter Pipeline Ltd. (the “Company”) to be known as the “Board” is hereby established.

MEMBERSHIP

A majority of directors comprising the Board must qualify as independent directors within the meaning of the current definition of such term prescribed by the Toronto Stock Exchange and any regulatory body having jurisdiction over the Company.

MANDATE

I.	General Mandate

The Board’s primary responsibility is to foster the long-term success of the Company as consistent with the Board’s fiduciary responsibility to act in the best interests of the Inter Pipeline Shareholders.

The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.	Specific Mandate

The Board will be responsible for:

1.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. Certain of the legal obligations of the Board are described in detail in Section II.8. Subject to these legal obligations and to the Articles and By-Laws of the Company, the Board retains the responsibility for managing its own affairs, including:

a)	planning its composition and size;

b)	nominating candidates for election to the Board;

c)	approving committees of the Board and membership of directors on committees;

d)	determining director and Chairman’s compensation; and

e)	assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.

2.	Management and Human Resources

The Board has the responsibility for:

a)

the appointment and succession of the Chief Executive Officer (CEO) and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO’s duties;

b)	approving a position description for the CEO;

c)	reviewing CEO performance at least annually, against agreed-upon written objectives;

d)

acceptance of outside directorships or trusteeships on public and private companies or entities by directors (other than not-for-profit organizations and personal tax-planning or other personal finance-related companies or entities);

e)	approving decisions relating to senior management, including the:

i.	appointment and discharge of officers of the Company and members of the senior leadership team;

ii.	compensation and benefits for members of the senior leadership team;

iii.

acceptance by executive officers of outside directorships or trusteeships on public and private companies or entities (other than not-for-profit organizations and personal tax-planning or other personal finance-related companies or entities);

iv.	annual Company and business unit performance objectives utilized in determining incentive compensation or other awards to officers; and

v.

employment contracts, termination and other special arrangements with executive officers, or other employee groups if such action is likely to have a subsequent material[1] impact on the Company or its basic human resource and compensation policies.

f)	taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management; and

g)	approving certain matters relating to all employees, including:

i.	the annual salary policy/program for employees;

ii.	new benefit programs or changes to existing programs that would create a material change in cost to the Company annually; and

iii.	material benefits granted to retiring employees outside of benefits received under approved benefit programs.

3.	Strategy and Plans

The Board has the responsibility to:

a)	participate in strategic planning sessions to develop with management, and ultimately approve, Company strategies and objectives;

b)	approve capital and expenditure budgets and related operating plans;

c)	approve financial and operating objectives used in determining compensation;

d)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

e)	approve material divestitures and acquisitions; and

f)	monitor management’s achievements in implementing Company strategies and objectives, including in changing circumstances.

4.	Financial and Corporate Issues

The Board has the responsibility to:

a)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

b)	monitor operational and financial results;

c)	approve annual financial statements, review quarterly financial results and approve the release thereof by management;

d)	approve the Annual Information Form and Joint Information Circular and any documents incorporated by reference therein;

e)	declare dividends to shareholders;

f)

approve financing, changes in authorized capital, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust and note indentures;

g)	recommend appointment of external auditors;

h)	approve banking resolutions and significant changes in banking relationships;

i)	approve contracts, leases and other arrangements or commitments that may have a material impact on the Company;

1 For purposes of these Terms of Reference, the term “material” includes a transaction or a series of related transactions that would, using reasonable business judgment and assumptions, have a meaningful impact on the Company. The impact could be relative to the Company’s financial performance and liabilities as well as its reputation.

j)	approve spending authority delegations to the CEO; and

k)	approve the commencement or settlement of litigation that may have a material impact on the Company.

5.	Business and Risk Management

The Board has the responsibility to:

a)	take all reasonable steps to ensure that management has identified the principal risks of the Company’s business and implemented appropriate systems to manage the risks;

b)	review reports on capital commitments and expenditures relative to approved budgets;

c)	review operating and financial performance relative to budgets or objectives;

d)	review the Company’s insurance program;

e)

receive, on a regular basis, reports from management on matters relating to, among others, ethical conduct, environmental management, health and safety, asset integrity, human rights, and related party transactions;

f)	assess and monitor on an annual basis management control systems, including to:

i.	evaluate and assess information provided by management and others (e.g. internal and external auditors) about the effectiveness of management control systems; and

ii.	understand principal risks and determine whether the Company achieves a proper balance between risk and returns and that management ensures that systems are in place to address risks identified; and

g)	oversee the Company’s approach to sustainability and environmental, social and governance (ESG) matters.

6.	Policies and Procedures

The Board has the responsibility to:

a)	monitor compliance with all significant policies and procedures by which the Company is operated;

b)

direct management to ensure the Company operates at all times within applicable laws and regulations and with a commitment to high standards with respect to ethics, sustainability and ESG matters, including human rights and relationships with Indigenous communities;

c)	provide policy direction to management while respecting its responsibility for day-to-day management of the Company’s businesses; and

d)	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

7.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

a)	take all reasonable steps to ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

b)	approve interaction with shareholders on all items requiring shareholder response or approval;

c)	take all reasonable steps to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

d)	take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;

e)	take all reasonable steps to ensure the timely reporting of any other developments that have a material impact on the Company; and

f)	report annually to shareholders on the Board’s stewardship for the preceding year through the Annual Report and the Joint Information Circular.

8.	General Legal Obligations of the Board of Directors

The Board is responsible for:

a)	directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;

b)	changes in the By-Laws and Articles of Incorporation, and any matters requiring shareholder approval, and agendas for shareholder meetings;

c)	approving the Company’s legal structure, name, logo, and vision statement;

d)	taking all reasonable steps to ensure compliance with all material legal requirements applicable to the Company, including corporate and securities laws; and

e)	performing such functions as it reserves to itself or which cannot, by law, be delegated to committees of the Board or to management.

ADMINISTRATIVE MATTERS

1.	Appointment of Board Members

Nominees for directors are initially considered and recommended by the Human Resources and Governance Committee of the Board and elected annually by the shareholders of the Company.

2.	Board Chairman

The Board shall appoint a Chairman of the Board. The Chairman shall fulfill the requirements set out in the applicable role description approved by the Board, including convening and directing meetings of the Board and preparing and/or approving an agenda in advance of each meeting.

3.	Absence of Board Chairman

If the Chairman of the Board is not present at any meeting of the Board, one of the other members of the Board present at the meeting shall be chosen by the Board to preside at the meeting.

4.	Secretary of Board

The Board shall appoint a Secretary who need not be a director of the Company.

5.	Meetings

The Board shall meet at least four times annually.

6.	Notice of Meetings

Notice of the time and place of every meeting shall be given verbally or in writing (including by email or by facsimile communication) to each member of the Board at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive a notice of a meeting; and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

7.	Quorum

A simple majority of the members of the Board, present in person or by telephone or other communication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

8.	Attendance of Company Officers at Meeting

At the invitation of the Chairman of the Board, one or more officers, employees or consultants of the Company may attend any meeting of the Board.

9.	Procedures, Records and Reporting

The Board shall fix its own procedure at meetings and keep records of its proceedings, including minutes of all meetings of the Board.

10.	Review of Terms of Reference

The Board shall review its terms of reference annually or otherwise, as it deems appropriate.

11.	Outside Advisors

The Board has the authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

APPENDIX I

INFORMATION CONCERNING PEMBINA PIPELINE CORPORATION

Notice to Reader

Unless the context indicates otherwise, capitalized terms which are used in this Appendix I and not otherwise defined in this Appendix I have the meanings given to such terms under the heading “Glossary of Terms” in this Joint Information Circular.

Forward-Looking Statements and Information

Certain statements contained in this Appendix I, and in the documents incorporated by reference in this Appendix I, constitute forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Such forward-looking statements relate to future events or Pembina’s future performance. See “Forward-Looking Statements and Information” in this Joint Information Circular. Readers should also carefully consider the matters and cautionary statements discussed under the heading “Risk Factors” in this Joint Information Circular, as well as those discussed under the heading “Pro Forma Information Concerning Pembina After Giving Effect to the Arrangement” in the Joint Information Circular and under the heading “Risk Factors” in this Appendix I, the Pembina AIF, the Pembina Annual MD&A and the Pembina Interim MD&A.

General

Pembina is a leading transportation and midstream service provider that has been serving North America’s energy industry for more than 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. Pembina also owns gas gathering and processing facilities; owns an oil and natural gas liquids infrastructure and logistics business; and is growing an export terminals business. Pembina’s integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina’s service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world. For a description of the business and operations of Pembina and its operating divisions, see “Description of Pembina’s Business and Operations” in the Pembina AIF and “Segment Results – Business Overview” in the Pembina Annual MD&A and the Pembina Interim MD&A, which documents are incorporated by reference herein.

Pembina’s principal and registered office is located at #4000, 585 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

Alberta Carbon Grid

On June 17, 2021, Pembina and TC Energy Corporation announced their plan to jointly develop a carbon transportation and sequestration system (the “Alberta Carbon Grid”), which, when fully constructed, is expected to be capable of transporting more than 60,000 tonnes of CO2 per day and 20 million tonnes annually. Designed to be an open-access system, the Alberta Carbon Grid is intended to serve as the backbone of Alberta’s emerging carbon capture utilization and storage industry, connecting the Fort McMurray region, the Alberta Industrial Heartland and the Drayton Valley region to key sequestration locations and delivery points across the province, and serving multiple industries. Pembina and TC Energy Corporation are targeting the first phase of the Alberta Carbon Grid to be operational as early as 2025, with the project fully scaled as early as 2027, subject to regulatory and environmental approvals.

Reactivation of Phase IX Peace Pipeline Expansion and Formation of Chinook Pathways Partnership

On June 14, 2021, Pembina announced, among other things, the reactivation of the Phase IX Peace Pipeline Expansion (the “Phase IX Expansion”). The Phase IX Expansion will include new 6-inch and 16-inch pipelines debottlenecking the corridor north of Gordondale, Alberta, as well as upgrades at one pump station. In addition, the Phase IX Expansion will see existing pipelines, which are currently batching, converted to single product lines, furthering Pembina’s goal of full product segregation across the Peace Pipeline system. The Phase IX Expansion will also include a pump station, in the Wapiti-to-Kakwa corridor, to help accommodate increased and sustained demand for NGL service due to increased activity in the Montney. The Phase IX Expansion is supported by ten-year contracts, with predominantly investment grade counterparties, including significant take-or-pay provisions. The Phase IX Expansion has a revised estimated cost of approximately $120 million, which reflects the addition of the Wapiti-to-Kakwa corridor pump station offset by cost savings identified through value engineering. The Phase IX Expansion is anticipated to be placed into service throughout the second half of 2022, subject to regulatory and environmental approvals.

On June 14, 2021, Pembina also announced that it was chosen by the Western Indigenous Pipeline Group to be the industry partner in the formation of the Chinook Pathways Partnership, an Indigenous-led partnership working to organize a significant number of First Nation communities to pursue ownership of the Trans Mountain Pipeline following completion of the construction of the Trans Mountain Expansion.

Partnership with the Haisla Nation in the Proposed Cedar LNG Project

On June 8, 2021, Pembina and the Haisla Nation announced that they entered into a partnership agreement for the development of the proposed Cedar LNG Project, a floating LNG export facility in Kitimat, British Columbia. The Cedar LNG Project is expected to have a liquefaction capacity of approximately three million tonnes per annum of LNG and has secured a long-term transportation agreement on the Coastal GasLink Pipeline for 400 million cubic feet per day of firm capacity. The estimated gross project cost of the Cedar LNG Project is approximately $3.0 billion. The Cedar LNG Project has secured its LNG export license from the Canada Energy Regulator and is undergoing environmental assessments by the provincial and federal governments. A final investment decision in respect of the Cedar LNG Project is expected to be made in 2023. Subject to additional factors, including regulatory and environmental approvals, the expected in-service date for the Cedar LNG Project is planned for 2027.

The Arrangement

On May 31, 2021, Pembina entered into the Arrangement Agreement with Inter Pipeline, pursuant to which Pembina proposes to acquire all of the issued and outstanding IPL Common Shares by way of a plan of arrangement under the ABCA. For a full description of the Arrangement and the Arrangement Agreement, see “The Arrangement” and “Effect of the Arrangement” in this Joint Information Circular. Also see “Pro Forma Information Concerning Pembina After Giving Effect to the Arrangement” in this Joint Information Circular and Appendix H – “Information Concerning Inter Pipeline Ltd.”.

Pembina Common Share Dividend Increases

Subject to the completion of the Arrangement, Pembina has announced that it intends to increase its monthly dividend rate in respect of the Pembina Common Shares to $0.22 per Pembina Common Share. In addition, subject to the successful commissioning and in-service date of the HPC Project, Pembina has announced that it intends to increase its monthly dividend rate in respect of the Pembina Common Shares to $0.23 per Pembina Common Share. Each such dividend increase is subject to the formal declaration thereof by the Pembina Board and compliance with applicable laws.

Dividends on the Pembina Common Shares are payable if, as and when determined by the Pembina Board. The amount and frequency of dividends declared and payable is at the discretion of the Pembina Board, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors when making its dividend determinations.

Pembina Series 13 Class A Preferred Share Redemption

On June 1, 2021, Pembina redeemed all of its 10 million issued and outstanding Pembina Series 13 Class A Preferred Shares in accordance with their terms. The Pembina Series 13 Class A Preferred Shares were redeemed at a price of $25.00 per Pembina Series 13 Class A Preferred Share, less any taxes required to be deducted or withheld by Pembina. The total redemption price of $250 million for the Pembina Series 13 Class A Preferred Shares was paid by Pembina from a portion of the net proceeds from its $600 million public offering of Pembina Hybrid Notes, which closed on January 25, 2021.

Documents Incorporated by Reference

Information in respect of Pembina has been incorporated by reference in this Joint Information Circular, including this Appendix I, from documents filed with securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Pembina at #4000, 585 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1, Telephone: (403) 231-7500. In addition, copies of the documents incorporated herein by reference may be obtained by accessing the disclosure documents available under Pembina’s profile on the SEDAR website at www.sedar.com.

The following documents filed by Pembina with the securities commissions or similar authorities in each of the provinces of Canada are specifically incorporated by reference in, and form an integral part of, this Joint Information Circular:

(a)	the Pembina AIF;

(b)	the Pembina Annual Financial Statements;

(c)	the Pembina Annual MD&A;

(d)	the Pembina Interim Financial Statements;

(e)	the Pembina Interim MD&A;

(f)	the Pembina AGM Circular; and

(g)	the material change report of Pembina dated June 4, 2021.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any material change reports (excluding material change reports filed on a confidential basis), interim financial reports, annual financial statements and the auditors’ reports thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by Pembina with the securities commissions or similar authorities in each of the provinces of Canada subsequent to the date of this Joint Information Circular and prior to the Effective Time, shall be deemed to be incorporated by reference in this Joint Information Circular. A reference made in the Joint Information Circular, including this Appendix I, to other documents or to information or documents available on a website, including Pembina’s website, does not constitute the incorporation by reference into the Joint Information Circular, including this Appendix I, of such other documents or such other information or documents available on such website, unless otherwise stated.

Any statement contained in this Joint Information Circular or in a document (or part thereof) incorporated, or deemed to be incorporated, by reference herein, shall be deemed to be modified or superseded, for the purposes of this Joint Information Circular, to the extent that a statement contained herein or in any subsequently filed document (or part thereof) which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission, for any purposes, that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Information Circular.

Consolidated Capitalization

Other than the redemption of the Pembina Series 13 Class Preferred Shares, there has been no material change in the share and loan capital of Pembina, on a consolidated basis, since March 31, 2021. See the Pembina Interim Financial Statements and Pembina Interim MD&A, which are incorporated by reference in this Joint Information Circular, for more information about Pembina’s consolidated capitalization. Also see the table under the heading “Pro Forma Information Concerning Pembina After Giving Effect to the Arrangement – Pro Forma Consolidated Capitalization of Pembina” in this Joint Information Circular for more information about Pembina’s consolidated capitalization both before and after giving effect to the Arrangement.

Description of Share Capital

The authorized capital of Pembina consists of an unlimited number of Pembina Common Shares, a number of Pembina Class A Preferred Shares, issuable in series, not to exceed 254,850,850 Pembina Class A Preferred Shares, and an unlimited number of Pembina Class B Preferred Shares. As of June 28, 2021, there were 550,032,375 Pembina Common Shares outstanding, and 23,898,712 Pembina Common Shares issuable pursuant to outstanding options under the Pembina Option Plan. In addition, 10 million Pembina Series 1 Class A Preferred Shares, 6 million Pembina Series 3 Class A Preferred Shares, 10 million Pembina Series 5 Class A Preferred Shares, 10 million Pembina Series 7 Class A Preferred Shares, 9 million Pembina Series 9 Class A Preferred Shares, 8 million Pembina Series 15 Class A Preferred Shares, 6 million Pembina Series 17 Class A Preferred Shares, 8 million Pembina Series 19 Class A Preferred Shares, 16 million Pembina Series 21 Class A Preferred Shares, 12 million Pembina Series 23 Class A Preferred Shares, 10 million Pembina Series 25 Class A Preferred Shares and 600,000 Pembina Series 2021-A Class A Preferred Shares were outstanding as of June 28, 2021.

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Pembina Common Shares. For a description of the Pembina Class A Preferred Shares and the Pembina Class B Preferred Shares, see “Description of the Capital Structure of Pembina” in the Pembina AIF, which is incorporated by reference in this Joint Information Circular.

Holders of Pembina Common Shares are entitled to receive notice of and to attend all meetings of Pembina Shareholders and to one vote at each such meeting for each Pembina Common Share held. The holders of Pembina Common Shares are, at the discretion of the Pembina Board and subject to applicable legal restrictions, entitled to receive any dividends declared by the Pembina Board on the Pembina Common Shares, and are entitled to share in the remaining property of Pembina upon liquidation, dissolution or winding-up, subject to the rights of the holders of the Pembina Class A Preferred Shares and Pembina Class B Preferred Shares.

Pembina has a shareholder rights plan (the “Pembina Shareholder Rights Plan”) that was adopted to ensure, to the extent possible, that all Pembina Shareholders are treated fairly in connection with any take-over bid for Pembina and to ensure that the Pembina Board is provided with sufficient time to evaluate unsolicited take-over bids and to explore and develop alternatives to maximize Pembina Shareholder value. The Pembina Shareholder Rights Plan creates a right that attaches to each present and subsequently issued Pembina Common Share. Until the Separation Time (as defined in the Pembina Shareholder Rights Plan), which typically occurs at the time of an unsolicited take-over bid, whereby a person acquires or attempts to acquire 20% or more of the Pembina Common Shares, the rights are not separable from the Pembina Common

Shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20% acquirer, from and after the Separation Time and before certain expiration times, to acquire one Pembina Common Share at a substantial discount to the market price at the time of exercise. The Pembina Board may waive the application of the Pembina Shareholder Rights Plan in certain circumstances. The Pembina Shareholder Rights Plan was reconfirmed by Pembina Shareholders at Pembina’s 2019 annual and special meeting and must be reconfirmed at every third annual meeting of Pembina Shareholders thereafter. A copy of the agreement relating to the current Pembina Shareholder Rights Plan has been filed under Pembina’s SEDAR and EDGAR profiles on May 13, 2016 and May 31, 2016, respectively.

Prior Sales

Pembina has not sold or issued any Pembina Common Shares or securities convertible into Pembina Common Shares during the 12-month period prior to the date of this Joint Information Circular, other than options to purchase an aggregate of 5,923,803 Pembina Common Shares pursuant to the Pembina Option Plan.

Price Range and Trading Volumes

The Pembina Common Shares are listed and posted for trading on the TSX under the symbol “PPL”. The Pembina Common Shares are also listed on the NYSE under the trading symbol “PBA”. The following table sets forth the price ranges for and trading volumes of the Pembina Common Shares on the TSX for the twelve months prior to the date of this Joint Information Circular, and on the NYSE for the twelve months prior to the date of this Joint Information Circular.

	TSX (PPL)(1)				NYSE (PBA)(2)
Month	High ($)	Low ($)	Close ($)	Volume	High (US$)	Low (US$)	Close (US$)	Volume
2020
June	38.43	31.92	33.94	79,067,778	28.71	23.36	25.00	25,127,716
July	34.67	31.26	32.55	57,831,753	25.66	23.03	24.34	19,114,289
August	35.92	32.11	32.30	49,817,769	27.14	24.03	24.74	17,306,823
September	33.26	27.57	28.26	76,174,688	25.38	20.55	21.23	23,559,214
October	30.10	26.85	27.89	66,749,969	22.89	20.10	20.93	25,203,410
November	34.60	26.77	33.12	83,860,750	26.60	20.53	25.49	25,453,918
December	34.89	29.96	30.10	83,756,333	27.39	23.48	23.66	21,741,178
2021
January	36.42	30.47	33.66	77,662,636	28.82	23.85	26.30	23,976,176
February	36.08	32.30	32.36	76,030,642	28.35	25.38	25.39	30,796,138
March	38.77	32.86	36.30	104,464,842	30.95	25.92	28.84	39,578,938
April	38.44	35.96	37.94	63,128,174	31.25	28.61	30.86	17,514,610
May	39.60	37.41	38.89	70,117,252	32.73	30.83	32.32	18,950,984
June 1-28	41.63	37.05	39.57	91,655,907	34.24	30.82	32.04	26,452,390

Notes:

(1)	As reported by all Canadian marketplaces. Source: Bloomberg.
(2)	As reported by all U.S. marketplaces. Source: Bloomberg.

On May 31, 2021, the last trading day on which the Pembina Common Shares were traded on the TSX prior to the announcement of the Arrangement, the closing price of the Pembina Common Shares on the TSX was $38.89. On May 28, 2021, the last trading day on which the Pembina Common Shares were traded on the NYSE prior to the announcement of the Arrangement, the closing price of the Pembina Common Shares on the NYSE was US$32.32. On June 28, 2021, the last trading day prior to the date of this Joint Information Circular, the closing price of the Pembina Common Shares on the TSX and NYSE was $39.57 and US$32.04, respectively.

Risk Factors

An investment in the Pembina Common Shares is subject to certain risks. Readers should carefully review and consider all other information contained in this Joint Information Circular, including the matters and cautionary statements discussed under the heading “Risk Factors” in this Joint Information Circular, as well as those discussed under “Risk Factors” in the Pembina AIF, the Pembina Annual MD&A and the Pembina Interim MD&A, which are incorporated by reference in this Joint Information Circular.

All statements regarding Pembina’s business should be viewed in light of these risk factors. Readers should consider carefully whether an investment in Pembina Common Shares is suitable for them in light of the information set forth in this Joint Information Circular and in the documents incorporated by reference in this Joint Information Circular. Such information does not purport to be an exhaustive list. If any of the identified risks were to materialize, Pembina’s current or future business, financial results and/or operations may be materially adversely affected.

Additional risks and uncertainties not presently known to Pembina, or which Pembina currently deems immaterial, may also have an adverse effect upon Pembina.

Readers should also carefully review and consider all other information contained in this Joint Information Circular and in the documents incorporated by reference in Appendix H – “Information Concerning Inter Pipeline Ltd.” before making an investment decision and consult their own professional advisors.

Material Contracts

Except as otherwise disclosed in this Joint Information Circular and as discussed in the Pembina AIF, during the twelve months prior to the date of this Joint Information Circular, Pembina has not entered into any contracts, nor are there any contracts still in effect, that are material to Pembina or any of its Subsidiaries, other than contracts entered into in the ordinary course of business. See “Material Contracts” in the Pembina AIF, which is incorporated by reference in this Joint Information Circular.

Auditors, Registrar and Transfer Agent

KPMG LLP are the auditors of Pembina and have confirmed that they are independent with respect to Pembina within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to Pembina under all relevant U.S. professional and regulatory standards.

The registrar and transfer agent for the Pembina Common Shares is Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta, Canada and Toronto, Ontario, Canada. The co-transfer agent and registrar for the Pembina Common Shares in the U.S. is Computershare Investor Services U.S., at its principal office in Golden, Colorado, U.S.

Interest of Experts

The following persons, firms and companies are named as having prepared or certified a report, valuation, statement or opinion described or included herein, either directly or in a document incorporated by reference herein, and whose profession or business gives authority to the report, valuation, statement or opinion, in each case with respect to Pembina:

(a)	KPMG LLP; and

(b)	Scotia Capital.

To the knowledge of Pembina, as of the date of this Joint Information Circular, Scotia Capital and the “designated professionals” (as defined in Form 51-102F2 – Annual Information Form) of Scotia Capital, in aggregate, beneficially own, directly or indirectly, less than 1% of the outstanding securities of each class of securities of Pembina, Inter Pipeline or any associate or affiliate of Pembina or Inter Pipeline, as applicable.

Interest of Informed Persons in Material Transactions

To the knowledge of Pembina, there were no material interests, direct or indirect, of Pembina’s directors or executive officers, any director or executive officer of a subsidiary of Pembina, any person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding IPL Common Shares or Pembina Common Shares, or any other “informed person” (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) or any associate or affiliate of such persons, in any transaction since the commencement of Pembina’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Pembina or any of its Subsidiaries.

Additional Information

Additional information relating to Pembina is available under its profile on SEDAR at www.sedar.com. Financial information concerning Pembina is provided in the Pembina Annual Financial Statements, the Pembina Interim Financial Statements, the Pembina Annual MD&A and the Pembina Interim MD&A, which are incorporated by reference herein and can be accessed on SEDAR at www.sedar.com. See “Documents Incorporated by Reference” above.

Directors Approval

The contents and distribution of this Joint Information Circular have been approved by the Pembina Board.

APPENDIX J

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

191(1)	Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)	amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c)	amalgamate with another corporation, otherwise than under section 184 or 187,

(d)	be continued under the laws of another jurisdiction under section 189, or

(e)	sell, lease or exchange all or substantially all its property under section 190.

(2)

A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)

In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)

A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)

if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder’s right to dissent.

(6)	An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a)	by the corporation, or

(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)

If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.

(9)	Every offer made under subsection (7) shall

(a)	be made on the same terms, and

(b)	contain or be accompanied with a statement showing how the fair value was determined.

(10)

A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)	A dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)	In connection with an application under subsection (6), the Court may give directions for

(a)

joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)	the service of documents, and

(g)	the burden of proof on the parties.

(13)	On an application under subsection (6), the Court shall make an order

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)	fixing the time within which the corporation must pay that amount to a shareholder, and

(d)	fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)	On

(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)

the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)	the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgement, as the case may be.

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(15)	Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)	Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the shareholder’s dissent, or

(b)	the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)

The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)	If subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)

Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.

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QUESTIONS?

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CONTACT US

North American Toll Free Phone

(IPL Shareholders)

1.877.659.1820

North American Toll Free Phone

(Pembina Shareholders)

1.877.657.5859

E-mail: contactus@kingsdaleadvisors.com

Fax: 416.867.2271

Toll Free Facsimile: 1.866.545.5580

Outside North America, Banks and Brokers Call Collect: 416.867.2272